Semiannual Report

September 30, 2013

Ivy Funds
Ivy Asset Strategy Fund
Ivy Asset Strategy New Opportunities Fund
Ivy Balanced Fund
Ivy Energy Fund
Ivy Global Natural Resources Fund
Ivy Global Real Estate Fund
Ivy Global Risk-Managed Real Estate Fund
Ivy Real Estate Securities Fund
Ivy Science and Technology Fund



IVY FUNDS®
THE WORLD COVERED℠

CONTENTS

This report is submitted for the general information of the shareholders of Ivy Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Ivy Funds prospectus, or summary prospectus, and current performance information, including current Lipper ranking information.



Henry J. Herrmann, CFA

Dear Shareholder,

The year since our last report to you continued the volatility trend that seems to have become the norm. Again this year, the key culprits were politics, geopolitical concerns and confusing policy communication by central bankers.

Markets became increasingly volatile over the summer as bond yields rose and stocks fell amid speculation that the Federal Reserve (Fed) was preparing to taper its quantitative easing program. Yields reversed course and stocks moved higher when the Fed did nothing in September. The Fed's decision provided only a brief respite before concerns began to swell around Congress' failure to reach a budget agreement. Lack of a budget prompted fears that there would be a similar impasse on the October debate about increasing the debt ceiling, which could lead to a downgrade of U.S. debt or even default.

At the end of September, the benchmark 10-year Treasury was yielding 2.64%, compared with 1.65% a year earlier and 1.78% at the start of the calendar year. Amid the turmoil, the S&P 500 Index reached a new record high in late September of 1,725.52 before moving slightly lower by the end of the fiscal year.

Despite these issues, and the occasional market swings they can cause, the U.S. economy continued its steady growth, although at a slow pace. We've seen improvement in several key indicators, including gross domestic product, jobs growth, retail sales and the housing market. Internationally, a spike in China's overnight interbank lending rates and violent unrest in Syria, Turkey, Brazil and Egypt unsettled investors during the year and hurt currencies, fixed-income and equity markets in developing countries broadly.

Economic Snapshot

	9/30/13	3/31/13
S&P 500 Index	1,681.55	1,569.19
MSCI EAFE Index	1,818.23	1,674.30
10-Year Treasury Yield	2.64%	1.87%
U.S. unemployment rate	7.3%	7.6%
30-year fixed mortgage rate	4.28%	3.68%
Oil price per barrel	$ 102.33	$ 97.23

Sources: Bloomberg, U.S. Department of Labor, BankRate, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. Annualized yield to maturity is the rate of return anticipated on a bond if it is held until the maturity date. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

As always, we thank you for your continued trust and partnership.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2013.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 6 to the Financial Statements for further information.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 3-31-13	Ending Account Value 9-30-13	Expenses Paid During Period*	Beginning Account Value 3-31-13	Ending Account Value 9-30-13	Expenses Paid During Period*	
Ivy Asset Strategy Fund							
Class A	$1,000	$1,085.80	$ 5.01	$1,000	$1,020.29	$ 4.85	0.95%
Class B	$1,000	$1,081.70	$ 8.95	$1,000	$1,016.43	$ 8.67	1.72%
Class C	$1,000	$1,081.60	$ 8.85	$1,000	$1,016.58	$ 8.57	1.69%
Class E	$1,000	$1,085.60	$ 5.21	$1,000	$1,020.06	$ 5.05	1.00%
Class I	$1,000	$1,087.00	$ 3.86	$1,000	$1,021.37	$ 3.74	0.74%
Class R	$1,000	$1,083.50	$ 6.98	$1,000	$1,018.37	$ 6.76	1.34%
Class Y	$1,000	$1,085.60	$ 5.01	$1,000	$1,020.29	$ 4.85	0.95%
Ivy Asset Strategy New Opportunities Fund							
Class A	$1,000	$ 967.30	$ 7.38	$1,000	$1,017.55	$ 7.57	1.50%
Class B	$1,000	$ 961.90	$12.46	$1,000	$1,012.38	$12.78	2.53%
Class C	$1,000	$ 962.00	$11.87	$1,000	$1,013.01	$12.18	2.41%
Class E**	$1,000	$ 966.40	$ 7.37	$1,000	$1,017.55	$ 7.57	1.50%
Class I	$1,000	$ 968.30	$ 6.20	$1,000	$1,018.79	$ 6.36	1.25%
Class R	$1,000	$ 965.20	$ 9.53	$1,000	$1,015.37	$ 9.77	1.93%
Class Y	$1,000	$ 966.40	$ 7.37	$1,000	$1,017.55	$ 7.57	1.50%

See footnotes on page 6.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 3-31-13	Ending Account Value 9-30-13	Expenses Paid During Period*	Beginning Account Value 3-31-13	Ending Account Value 9-30-13	Expenses Paid During Period*	
Ivy Balanced Fund							
Class A	$1,000	$1,076.40	$ 6.02	$1,000	$1,019.25	$ 5.86	1.16%
Class B	$1,000	$1,072.30	$ 9.95	$1,000	$1,015.48	$ 9.67	1.91%
Class C	$1,000	$1,073.00	$ 9.64	$1,000	$1,015.76	$ 9.37	1.86%
Class E**	$1,000	$1,077.30	$ 5.30	$1,000	$1,019.98	$ 5.15	1.02%
Class I	$1,000	$1,077.80	$ 4.68	$1,000	$1,020.55	$ 4.55	0.90%
Class R	$1,000	$1,074.60	$ 7.78	$1,000	$1,017.53	$ 7.57	1.50%
Class Y	$1,000	$1,076.40	$ 6.02	$1,000	$1,019.30	$ 5.86	1.15%
Ivy Energy Fund							
Class A	$1,000	$1,097.50	$ 8.39	$1,000	$1,017.05	$ 8.07	1.60%
Class B	$1,000	$1,093.20	$12.77	$1,000	$1,012.91	$12.28	2.42%
Class C	$1,000	$1,093.70	$11.52	$1,000	$1,014.10	$11.08	2.19%
Class E**	$1,000	$1,099.11	$ 6.72	$1,000	$1,018.66	$ 6.46	1.28%
Class I	$1,000	$1,100.50	$ 6.20	$1,000	$1,019.17	$ 5.96	1.18%
Class R	$1,000	$1,096.80	$ 9.23	$1,000	$1,016.22	$ 8.87	1.76%
Class Y	$1,000	$1,098.80	$ 7.45	$1,000	$1,017.94	$ 7.16	1.42%
Ivy Global Natural Resources Fund							
Class A	$1,000	$ 997.80	$ 7.79	$1,000	$1,017.28	$ 7.87	1.55%
Class B	$1,000	$ 993.60	$12.06	$1,000	$1,012.92	$12.18	2.42%
Class C	$1,000	$ 994.80	$10.97	$1,000	$1,014.06	$11.08	2.20%
Class E	$1,000	$ 999.40	$ 6.40	$1,000	$1,018.69	$ 6.46	1.27%
Class I	$1,000	$1,000.00	$ 5.40	$1,000	$1,019.68	$ 5.45	1.07%
Class R	$1,000	$ 997.20	$ 8.29	$1,000	$1,016.73	$ 8.37	1.66%
Class Y	$1,000	$ 998.30	$ 6.59	$1,000	$1,018.44	$ 6.66	1.32%
Ivy Global Real Estate Fund ***							
Class A	$1,000	$ 974.00	$ 7.40	$1,000	$1,017.54	$ 7.57	1.50%
Class B	$1,000	$ 969.00	$13.00	$1,000	$1,011.85	$13.28	2.64%
Class C	$1,000	$ 969.00	$13.00	$1,000	$1,011.90	$13.28	2.63%
Class I	$1,000	$ 973.00	$ 8.19	$1,000	$1,016.78	$ 8.37	1.66%
Class R	$1,000	$ 970.00	$11.13	$1,000	$1,013.77	$11.38	2.26%
Class Y	$1,000	$ 980.00	$ 7.43	$1,000	$1,017.54	$ 7.57	1.51%
Ivy Global Risk-Managed Real Estate Fund***							
Class A	$1,000	$ 953.00	$ 7.32	$1,000	$1,017.54	$ 7.57	1.51%
Class B	$1,000	$ 949.00	$12.38	$1,000	$1,012.40	$12.78	2.51%
Class C	$1,000	$ 949.00	$12.28	$1,000	$1,012.49	$12.68	2.50%
Class I	$1,000	$ 953.00	$ 8.10	$1,000	$1,016.79	$ 8.37	1.64%
Class R	$1,000	$ 950.00	$11.02	$1,000	$1,013.79	$11.38	2.24%
Class Y	$1,000	$ 954.00	$ 7.43	$1,000	$1,017.52	$ 7.67	1.50%

See footnotes on page 6.

ILLUSTRATION OF FUND EXPENSES
Ivy Funds

(UNAUDITED)

Fund	Actual[1] Beginning Account Value 3-31-13	Actual[1] Ending Account Value 9-30-13	Actual[1] Expenses Paid During Period*	Hypothetical[2] Beginning Account Value 3-31-13	Hypothetical[2] Ending Account Value 9-30-13	Hypothetical[2] Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Ivy Real Estate Securities Fund							
Class A	$1,000	$ 953.20	$ 7.62	$1,000	$1,017.26	$ 7.87	1.56%
Class B	$1,000	$ 947.80	$12.86	$1,000	$1,011.91	$13.28	2.63%
Class C	$1,000	$ 949.70	$11.11	$1,000	$1,013.72	$11.48	2.26%
Class E	$1,000	$ 952.40	$ 8.20	$1,000	$1,016.68	$ 8.47	1.67%
Class I	$1,000	$ 955.70	$ 4.99	$1,000	$1,019.92	$ 5.15	1.02%
Class R	$1,000	$ 952.40	$ 8.10	$1,000	$1,016.79	$ 8.37	1.66%
Class Y	$1,000	$ 954.30	$ 6.25	$1,000	$1,018.71	$ 6.46	1.27%
Ivy Science and Technology Fund							
Class A	$1,000	$1,195.30	$ 7.13	$1,000	$1,018.61	$ 6.56	1.29%
Class B	$1,000	$1,190.40	$11.39	$1,000	$1,014.63	$10.48	2.08%
Class C	$1,000	$1,190.80	$11.06	$1,000	$1,015.01	$10.18	2.01%
Class E	$1,000	$1,194.80	$ 7.90	$1,000	$1,017.92	$ 7.26	1.43%
Class I	$1,000	$1,197.10	$ 5.49	$1,000	$1,020.02	$ 5.05	1.01%
Class R	$1,000	$1,193.60	$ 8.88	$1,000	$1,017.00	$ 8.17	1.61%
Class Y	$1,000	$1,195.60	$ 6.92	$1,000	$1,018.77	$ 6.36	1.26%

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2013, and divided by 365.

**Class closed to investment.

*** Period from April 1, 2013 (commencement of operations) to September 30, 2013.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, or exchange fees.

6 SEMIANNUAL REPORT 2013

Ivy Asset Strategy Fund

Asset Allocation

Stocks	**67.3%**
Consumer Discretionary	30.7%
Financials	15.7%
Information Technology	11.0%
Energy	3.2%
Industrials	2.3%
Health Care	1.9%
Consumer Staples	1.6%
Materials	0.5%
Telecommunication Services	0.4%
Bullion (Gold)	**8.0%**
Purchased Options	**0.1%**
Bonds	**4.1%**
Corporate Debt Securities	3.5%
Loans	0.6%
United States Government and Government Agency Obligations	0.0%
Cash and Cash Equivalents	**20.5%**

Country Weightings

North America	**30.4%**
United States	29.9%
Other North America	0.5%
Pacific Basin	**28.0%**
Japan	9.8%
Hong Kong	8.6%
China	6.0%
Other Pacific Basin	3.6%
Europe	**12.9%**
United Kingdom	5.5%
Other Europe	7.4%
Bullion (Gold)	**8.0%**
Other	**0.1%**
South America	**0.0%**
Cash and Cash Equivalents and Options	**20.6%**

Lipper Rankings

Category: Lipper Global Flexible Portfolio Funds	Rank	Percentile
1 Year	23/422	6
3 Year	25/260	10
5 Year	30/162	19
10 Year	4/68	6

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector
Galaxy Entertainment Group Limited, ADR	Hong Kong	Consumer Discretionary
Sands China Ltd.	China	Consumer Discretionary
AIA Group Limited	Hong Kong	Financials
Wynn Resorts, Limited	United States	Consumer Discretionary
Delta Topco Limited	United Kingdom	Consumer Discretionary
Hyundai Motor Company	South Korea	Consumer Discretionary
CBS Corporation, Class B	United States	Consumer Discretionary
Cisco Systems, Inc.	United States	Information Technology
Philip Morris International Inc.	United States	Consumer Staples
Phillips 66	United States	Energy

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Asset Strategy Fund (in thousands)

COMMON STOCKS	Shares	Value
Aerospace & Defense – 0.9%		
BAE Systems plc (A)	8,622	$ 63,428
Boeing Company (The) (B)	604	70,958
European Aeronautic Defence and Space Company (A)	2,529	161,156
		295,542
Airlines – 0.2%		
Japan Airlines Corporation (A)	808	48,822
Apparel, Accessories & Luxury Goods – 0.7%		
Prada S.p.A. (A)	21,786	211,095
Application Software – 1.0%		
Intuit Inc.	4,436	294,158
Asset Management & Custody Banks – 2.3%		
Apollo Global Management, LLC	6,204	175,312
Blackstone Group L.P. (The)	12,253	304,980
Carlyle Group L.P. (The) (C)	—	—
KKR & Co. L.P.	11,318	232,929
		713,221
Auto Parts & Equipment – 0.5%		
Continental AG (A)	950	161,037
Automobile Manufacturers – 5.2%		
Bayerische Motoren Werke AG (A)	3,070	330,005
DaimlerChrysler AG, Registered Shares (A)	792	61,698
Fuji Heavy Industries Ltd. (A)	3,531	97,350
Hyundai Motor Company (A)	3,514	820,820
Renault S.A. (A)	1,128	89,944
Toyota Motor Corporation (A)	2,899	184,895
		1,584,712
Biotechnology – 0.2%		
Amgen Inc.	660	73,836
Brewers – 0.2%		
Anheuser-Busch InBev S.A., ADR	465	46,138
Broadcasting – 2.3%		
CBS Corporation, Class B (B)	13,039	719,204
Cable & Satellite – 0.7%		
British Sky Broadcasting Group plc (A)	4,540	63,938
Comcast Corporation, Class A (B)	2,071	93,515
Time Warner Cable Inc. (D)	496	55,331
		212,784

COMMON STOCKS (Continued)	Shares	Value
Casinos & Gaming – 12.9%		
Galaxy Entertainment Group Limited, ADR (A)(E)	228,611	$1,603,481
Sands China Ltd. (A)	234,433	1,449,358
Wynn Resorts, Limited (E)	5,551	877,104
		3,929,943
Communications Equipment – 1.5%		
Cisco Systems, Inc.	19,532	457,439
Computer Hardware – 0.9%		
Apple Inc. (D)	584	278,470
Construction & Farm Machinery & Heavy Trucks – 0.1%		
KION Holding 1 GmbH (A)(C)	596	21,856
Consumer Electronics – 1.6%		
Panasonic Corporation (A)	23,087	222,664
Sony Corporation (A)	12,218	260,780
		483,444
Data Processing & Outsourced Services – 0.2%		
Visa Inc., Class A	370	70,650
Diversified Banks – 5.3%		
Agricultural Bank of China Limited, H Shares (A)	36,710	16,897
BNP Paribas (A)	451	30,480
China Construction Bank Corporation (A)	20,904	16,091
DBS Group Holdings Ltd (A)	7,725	101,114
Kabushiki Kaisha Mitsubishi Tokyo Financial Group (A)	45,671	291,324
Mizuho Financial Group, Inc. (A)	141,090	305,733
Royal Bank of Canada (A)	952	60,996
Sumitomo Mitsui Financial Group, Inc. (A)	6,061	292,593
Sumitomo Mitsui Trust Holdings, Inc. (A)	53,724	265,081
Toronto-Dominion Bank (A)	896	80,635
Wells Fargo & Company (D)	3,448	142,480
		1,603,424
Diversified Capital Markets – 0.1%		
Credit Suisse Group AG, Registered Shares (A)	990	30,221

COMMON STOCKS (Continued)	Shares	Value
Diversified Chemicals – 0.2%		
Dow Chemical Company (The)	1,523	$ 58,479
Electronic Equipment & Instruments – 0.8%		
FUJIFILM Holdings Corporation (A)	1,318	31,557
Hitachi, Ltd. (A)	34,746	228,706
		260,263
Electronic Manufacturing Services – 0.2%		
Hon Hai Precision Ind. Co., Ltd. (A)	23,935	61,442
Health Care Supply – 0.1%		
Abbott Laboratories	1,221	40,508
Home Entertainment Software – 0.2%		
Activision Blizzard, Inc.	3,632	60,552
Hotels, Resorts & Cruise Lines – 1.0%		
Starwood Hotels & Resorts Worldwide, Inc.	4,774	317,232
Industrial Conglomerates – 0.2%		
Hutchison Whampoa Limited, Ordinary Shares (A)	5,272	63,148
Integrated Oil & Gas – 0.8%		
Eni S.p.A. (A)	2,089	47,907
Occidental Petroleum Corporation (D)	2,223	207,921
		255,828
Internet Retail – 0.2%		
Amazon.com, Inc. (C)	238	74,346
Internet Software & Services – 1.2%		
Google Inc., Class A (C)	35	31,007
Tencent Holdings Limited (A)	6,454	338,505
		369,512
Investment Banking & Brokerage – 0.9%		
Goldman Sachs Group, Inc. (The)	762	120,572
Nomura Holdings, Inc. (A)	19,745	153,665
		274,237
IT Consulting & Other Services – 1.6%		
Accenture plc, Class A	1,019	75,039
Cognizant Technology Solutions Corporation, Class A (C)	4,045	332,153
International Business Machines Corporation (D)	487	90,090
		497,282
Life & Health Insurance – 3.9%		
AIA Group Limited (A)	189,899	892,457

COMMON STOCKS (Continued)	Shares	Value
Life & Health Insurance (Continued)		
MetLife, Inc.	2,630	$ 123,483
Ping An Insurance (Group) Company of China, Ltd., A Shares (A)	6,887	40,161
Prudential Financial, Inc.	1,707	133,112
		1,189,213
Managed Health Care – 0.1%		
UnitedHealth Group Incorporated	407	29,131
Movies & Entertainment – 5.6%		
Delta Topco Limited (C)(F)	718,555	859,949
Legend Pictures LLC, Ltd. (C)(F)	190	295,823
Media Group Holdings, LLC (C)(F)	381	258,795
News Corporation Limited, Class A	8,395	281,246
		1,695,813
Multi-Line Insurance – 2.1%		
Allianz AG, Registered Shares (A)	735	115,559
American International Group, Inc.	5,641	274,317
Axa S.A. (A)	5,273	122,160
Zurich Financial Services, Registered Shares (A)	506	130,183
		642,219
Office Electronics – 0.9%		
Canon Inc. (A)	8,013	255,151
Ricoh Company, Ltd. (A)	2,626	30,215
		285,366
Oil & Gas Equipment & Services – 0.1%		
Halliburton Company . . .	625	30,089
Oil & Gas Exploration & Production – 1.1%		
ConocoPhillips (D)	4,930	342,698
Oil & Gas Refining & Marketing – 1.2%		
Phillips 66 (D)	5,998	346,815
Other Diversified Financial Services – 0.7%		
Citigroup Inc.	1,213	58,852
ING Groep N.V., Certicaaten Van Aandelen (A)(C)	8,166	92,258
JPMorgan Chase & Co.	1,166	60,265
		211,375
Pharmaceuticals – 1.5%		
AstraZeneca plc (A)	1,205	62,717
Pfizer Inc. (B)	9,893	284,026

COMMON STOCKS (Continued)	Shares	Value
Pharmaceuticals (Continued)		
Roche Holdings AG, Genusscheine (A)	223	$ 60,142
Teva Pharmaceutical Industries Limited, ADR	1,091	41,229
		448,114
Property & Casualty Insurance – 0.1%		
ACE Limited	308	28,826
Allstate Corporation (The)	282	14,275
		43,101
Railroads – 0.5%		
Central Japan Railway Company (A)	748	95,782
Union Pacific Corporation (D)	277	43,029
		138,811
Reinsurance – 0.3%		
Swiss Re Ltd (A)	1,224	101,206
Semiconductor Equipment – 1.1%		
Applied Materials, Inc. (D)	2,931	51,411
ASML Holding N.V., Ordinary Shares (A) . .	2,920	288,398
		339,809
Semiconductors – 0.7%		
Samsung Electronics Co., Ltd. (A)	64	80,900
Texas Instruments Incorporated (D)	3,003	120,927
		201,827
Specialty Chemicals – 0.2%		
LyondellBasell Industries N.V., Class A	858	62,817
Steel – 0.1%		
Posco (A)	101	30,116
Systems Software – 0.7%		
Microsoft Corporation . .	4,196	139,752
Oracle Corporation	1,840	61,046
		200,798
Tobacco – 1.4%		
Philip Morris International Inc. (B)	4,976	430,906
Trading Companies & Distributors – 0.4%		
Mitsui & Co., Ltd. (A) . . .	10,491	152,200
Wireless Telecommunication Service – 0.4%		
NTT DoCoMo, Inc. (A) . .	8,510	137,829
TOTAL COMMON STOCKS – 67.3%		**$20,629,078**
(Cost: $13,551,371)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	Value
Apple Inc.:		
Call $525.00, Expires 10–19–13, OTC (Ctrpty: Deutsche Bank AG)	1,954	$ 299
Call $535.00, Expires 10–19–13, OTC (Ctrpty: Morgan Stanley & Co., Inc.)	1,428	151
Call $475.00, Expires 1–18–14, OTC (Ctrpty: Goldman Sachs International)	978	2,890
Call $510.00, Expires 1–18–14, OTC (Ctrpty: Goldman Sachs International)	3,910	6,510
Applied Materials, Inc.,		
Call $16.00, Expires 1–18–14, OTC (Ctrpty: Barclays Bank plc)	9,918	1,884
Cisco Systems, Inc.,		
Put $22.00, Expires 10–19–13, OTC (Ctrpty: Deutsche Bank AG)	89,829	808
Merck & Co., Inc.:		
Call $50.00, Expires 10–19–13, OTC (Ctrpty: Goldman Sachs International)	1,020	9
Call $50.00, Expires 11–16–13, OTC (Ctrpty: Goldman Sachs International)	41,868	2,052
S&P 500 Index:		
Call $1,750.00, Expires 10–19–13 . .	16,780	2,223
Call $1,775.00, Expires 11–16–13 . .	11,900	2,945
Call $1,750.00, Expires 12–21–13 . .	11,904	16,606
TOTAL PURCHASED OPTIONS – 0.1%		**$36,377**
(Cost: $84,522)		

CORPORATE DEBT SECURITIES	Principal	
Automobile Manufacturers – 0.0%		
Toyota Motor Credit Corporation, 3.460%, 1–18–15 (G)	$ 325	324

Ivy Asset Strategy Fund (in thousands) SEPTEMBER 30, 2013 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Food Distributors – 0.4%		
U.S. Foodservice, Inc., 8.500%, 6–30–19	$ 119,124	$ 125,527
Homebuilding – 0.0%		
Desarrolladora Homex, S.A. de C.V., 7.500%, 9–28–15	470	113
Independent Power Producers & Energy Traders – 0.0%		
CESP – Companhia Energetica de Sao Paulo, 9.750%, 1–15–15 (H)(I)	BRL 11,900	7,862
Movies & Entertainment – 3.1%		
Delta Topco Limited, 10.000%, 11–24–60 (F)(J)	$ 594,107	594,107
Legendary Pictures Funding, LLC and Legendary Finance, Inc., 8.000%, 3–15–18	351,700	351,700
		945,807
TOTAL CORPORATE DEBT SECURITIES – 3.5%		**$1,079,633**
(Cost: $1,080,372)		

LOANS	Principal	Value
Movies & Entertainment – 0.6%		
Circuit of the Americas LLC, 6.000%, 6–30–17 (G)	11,475	11,475
Formula One Holdings Ltd. and Alpha Topco Limited, 9.250%, 10–16–19 (G)	176,800	184,093
		195,568
TOTAL LOANS – 0.6%		**$ 195,568**
(Cost: $185,935)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Mortgage-Backed Obligations – 0.0%		
Federal Home Loan Mortgage Corporation Agency REMIC/CMO:		
5.500%, 9–15–17 (K)	$ 323	$ 12
5.000%, 11–15–17 (K)	24	—*
5.000%, 5–15–18 (K)	621	50
5.000%, 4–15–19 (K)	14	—*
5.500%, 3–15–23 (K)	484	58
5.500%, 10–15–25 (K)	848	114
5.500%, 1–15–33 (K)	385	65
5.500%, 5–15–33 (K)	674	110
6.000%, 11–15–35 (K)	665	119
Federal National Mortgage Association Agency REMIC/CMO:		
5.500%, 6–25–23 (K)	688	91
5.000%, 11–25–23 (K)	87	1
5.500%, 8–25–33 (K)	1,315	206
5.500%, 12–25–33 (K)	835	72
5.500%, 4–25–34 (K)	1,407	219
5.500%, 8–25–35 (K)	1,373	228
5.500%, 11–25–36 (K)	2,632	423
Government National Mortgage Association Agency REMIC/CMO:		
5.500%, 3–20–32 (K)	520	31
7.000%, 5–20–33 (K)	2,409	594
5.000%, 7–20–33 (K)	16	1
5.500%, 11–20–33 (K)	121	7
5.500%, 7–20–35 (K)	802	135
		2,536
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.0%		**$ 2,536**
(Cost: $7,955)		

BULLION – 8.0%	Troy Ounces	
Gold	1,840	**2,442,889**
(Cost: $2,246,717)		

SHORT-TERM SECURITIES	Principal	Value
Certificate Of Deposit – 1.2%		
Banco del Estado de Chile:		
0.225%, 10–8–13	$25,000	$ 25,000
0.225%, 10–9–13	20,200	20,200
0.225%, 10–10–13	30,000	30,000
0.210%, 10–28–13	50,000	50,000
0.160%, 11–5–13	25,000	25,000
0.170%, 11–5–13	40,000	39,999
Bank of America, N.A.:		
0.220%, 10–15–13	14,000	14,000
0.210%, 11–19–13	25,000	24,999
0.260%, 11–21–13	1,400	1,400
Citibank, N.A.:		
0.260%, 11–1–13	17,000	17,002
0.260%, 11–4–13	39,000	39,006
0.170%, 11–25–13	4,000	4,000
0.260%, 11–25–13	70,000	70,007
0.170%, 11–26–13	7,000	7,000
Peninsula Ports Auth of VA, Coal Terminal Rev Rfdg Bonds (Dominion Terminal Assoc Proj), Ser 1987-A (GTD by U.S. Bank, N.A.),		
0.100%, 10–2–13	10,000	10,000
Toronto-Dominion Bank,		
0.110%, 10–17–13	15,000	15,000
		392,613
Commercial Paper – 17.5%		
Abbott Laboratories:		
0.055%, 10–8–13 (L)	22,554	22,554
0.070%, 10–17–13 (L)	78,300	78,297
0.070%, 10–21–13 (L)	7,905	7,905
0.040%, 11–21–13 (L)	15,000	14,999
0.030%, 11–25–13 (L)	1,750	1,750
0.030%, 11–27–13 (L)	45,000	44,998
Air Products and Chemicals, Inc.:		
0.070%, 10–3–13 (L)	12,000	12,000
0.070%, 10–18–13 (L)	8,000	8,000
0.060%, 10–30–13 (L)	11,000	10,999
American Honda Finance Corp. (GTD by Honda Motor Co.):		
0.160%, 11–7–13 (L)	45,000	44,992
0.130%, 11–8–13 (L)	30,000	29,996
0.160%, 11–13–13 (L)	25,000	24,995
Anheuser-Busch InBev Worldwide Inc. (GTD by AB INBEV/BBR/COB):		
0.180%, 10–18–13 (L)	33,000	32,997
0.200%, 11–12–13 (L)	22,000	21,995
0.250%, 11–18–13 (L)	21,000	20,993
0.250%, 12–4–13 (L)	14,000	13,994
0.250%, 12–26–13 (L)	6,032	6,028
Army & Air Force Exchange Service:		
0.100%, 10–2–13 (L)	25,000	25,000
0.050%, 10–7–13 (L)	20,000	20,000
0.100%, 10–9–13 (L)	50,000	49,999
0.060%, 10–15–13 (L)	25,000	24,999
0.060%, 10–16–13 (L)	15,000	15,000
0.060%, 11–1–13 (L)	10,000	9,999
0.180%, 11–7–13 (L)	8,000	7,999

Ivy Asset Strategy Fund *(in thousands)*　　SEPTEMBER 30, 2013 (UNAUDITED)

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
0.070%, 11–22–13 (L)	$ 25,000	$24,997
0.160%, 11–26–13 (L)	48,000	47,988
0.170%, 12–11–13 (L)	10,000	9,997
Automatic Data Processing Inc.,		
0.050%, 10–2–13 (L)	37,000	37,000
Bank of Nova Scotia:		
0.110%, 10–22–13 (L)	30,000	29,998
0.140%, 11–6–13 (L)	50,000	49,993
0.120%, 11–25–13 (L)	40,000	39,992
0.110%, 11–29–13 (L)	78,587	78,573
Becton Dickinson & Co.:		
0.140%, 10–7–13 (L)	10,000	10,000
0.140%, 10–8–13 (L)	25,000	24,999
0.140%, 10–9–13 (L)	32,000	31,999
0.140%, 10–10–13 (L)	28,000	27,999
Bemis Company, Inc.:		
0.240%, 10–1–13 (L)	10,400	10,400
0.250%, 10–2–13 (L)	10,000	10,000
0.250%, 10–7–13 (L)	12,250	12,249
0.250%, 10–8–13 (L)	11,250	11,249
0.240%, 10–16–13 (L)	10,750	10,749
0.250%, 10–21–13 (L)	11,750	11,748
0.240%, 10–22–13 (L)	21,000	20,997
BHP Billiton Finance (USA) Limited (GTD by BHP Billiton Limited):		
0.080%, 10–24–13 (L)	10,000	9,999
0.100%, 10–28–13 (L)	15,000	14,999
0.200%, 11–4–13 (L)	50,000	49,990
0.190%, 11–20–13 (L)	49,200	49,187
Bristol-Myers Squibb Company:		
0.060%, 10–7–13 (L)	40,000	40,000
0.060%, 10–10–13 (L)	20,000	20,000
Campbell Soup Company:		
0.110%, 10–11–13 (L)	17,000	16,999
0.110%, 10–25–13 (L)	10,000	9,999
0.110%, 10–28–13 (L)	15,200	15,199
0.140%, 11–12–13 (L)	18,800	18,797
0.140%, 12–17–13 (L)	18,800	18,794
Caterpillar Financial Services Corporation (GTD by Caterpillar Inc.):		
0.060%, 10–28–13 (L)	26,000	25,999
0.080%, 11–12–13 (L)	40,000	39,996
0.070%, 11–22–13 (L)	100,000	99,989
Chevron Corporation,		
0.060%, 10–4–13 (L)	10,000	10,000
Clorox Company (The):		
0.240%, 10–1–13 (L)	18,800	18,800
0.170%, 10–3–13 (L)	13,700	13,700
0.160%, 10–7–13 (L)	20,100	20,099
0.210%, 10–10–13 (L)	12,700	12,699
0.220%, 10–16–13 (L)	10,000	9,999
0.130%, 10–17–13 (L)	7,350	7,350
0.220%, 10–28–13 (L)	10,200	10,198
0.230%, 10–30–13 (L)	20,150	20,146
Coca-Cola Company (The):		
0.080%, 10–9–13 (L)	72,250	72,249
0.060%, 12–2–13 (L)	16,000	15,998
0.060%, 12–3–13 (L)	10,000	9,999
0.060%, 12–6–13 (L)	10,000	9,999

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
Corporacion Andina de Fomento:		
0.431%, 10–8–13 (L)	$ 1,700	$ 1,700
0.200%, 10–11–13 (L)	25,000	24,998
0.120%, 10–21–13 (L)	15,000	14,999
0.200%, 11–19–13 (L)	65,000	64,982
0.190%, 12–3–13 (L)	11,000	10,996
CVS Caremark Corporation:		
0.180%, 10–4–13 (L)	30,604	30,603
0.180%, 10–7–13 (L)	10,000	10,000
0.290%, 12–2–13 (L)	45,000	44,977
Danaher Corporation,		
0.090%, 10–1–13 (L)	7,000	7,000
Diageo Capital plc (GTD by Diageo plc):		
0.180%, 10–7–13 (L)	6,793	6,793
0.200%, 10–8–13 (L)	78,000	77,996
E.I. du Pont de Nemours and Company:		
0.070%, 10–1–13 (L)	86,000	86,000
0.060%, 10–3–13 (L)	13,000	13,000
0.060%, 10–18–13 (L)	7,000	7,000
0.070%, 11–18–13 (L)	40,000	39,996
Ecolab Inc.:		
0.250%, 10–8–13 (L)	37,000	36,998
0.280%, 10–10–13 (L)	10,650	10,649
0.250%, 10–21–13 (L)	30,000	29,996
0.230%, 11–4–13 (L)	11,000	10,998
Emerson Electric Co.:		
0.070%, 11–21–13 (L)	10,000	9,999
0.060%, 11–25–13 (L)	88,000	87,992
0.060%, 11–26–13 (L)	31,500	31,497
0.060%, 12–4–13 (L)	15,062	15,060
0.070%, 12–13–13 (L)	12,000	11,998
Enbridge Inc.:		
0.290%, 10–11–13 (L)	30,000	29,997
0.280%, 10–15–13 (L)	40,000	39,995
0.280%, 10–16–13 (L)	14,000	13,998
Exxon Mobil Corporation:		
0.080%, 10–1–13 (L)	30,000	30,000
0.060%, 10–10–13 (L)	71,000	70,997
0.160%, 10–15–13 (L)	90,000	89,994
Fannie Mae Discount Notes,		
0.020%, 11–27–13 (L)	12,464	12,464
Freddie Mac Discount Notes,		
0.020%, 11–25–13 (L)	34,400	34,399
General Mills, Inc.:		
0.130%, 10–2–13 (L)	16,000	16,000
0.090%, 10–10–13 (L)	15,000	15,000
0.130%, 10–17–13 (L)	21,000	20,999
0.170%, 10–21–13 (L)	26,700	26,697
GlaxoSmithKline Finance plc (GTD by GlaxoSmithKline plc):		
0.080%, 10–15–13 (L)	40,000	39,999
0.080%, 10–18–13 (L)	100,000	99,995
0.080%, 10–23–13 (L)	25,000	24,999
Harley-Davidson Financial Services (GTD by Harley-Davidson Credit Corp.):		
0.160%, 10–7–13 (L)	21,000	20,999
0.190%, 10–11–13 (L)	20,000	19,999
0.170%, 11–4–13 (L)	25,000	24,996
0.180%, 11–18–13 (L)	15,000	14,996

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
Hewlett-Packard Company:		
0.390%, 10–21–13 (L)	$40,500	$40,491
0.350%, 10–24–13 (L)	14,000	13,997
ICICI Bank Limited (GTD by Bank of America, N.A.),		
0.340%, 12–6–13 (L)	20,000	19,987
ICICI Bank Limited (GTD by Wells Fargo Bank, N.A.):		
0.170%, 10–23–13 (L)	27,250	27,247
0.220%, 12–17–13 (L)	25,000	24,988
Illinois Tool Works Inc.:		
0.060%, 10–1–13 (L)	15,500	15,500
0.060%, 10–4–13 (L)	10,500	10,500
0.060%, 10–11–13 (L)	22,000	22,000
0.050%, 10–16–13 (L)	11,000	11,000
John Deere Capital Corporation,		
0.060%, 10–1–13 (L)	20,000	20,000
John Deere Financial Inc. (GTD by John Deere Capital Corporation):		
0.070%, 10–9–13 (L)	20,000	20,000
0.070%, 10–17–13 (L)	9,500	9,500
John Deere Financial Limited (GTD by John Deere Capital Corporation):		
0.060%, 10–3–13 (L)	12,000	12,000
0.070%, 10–8–13 (L)	20,000	20,000
0.060%, 10–18–13 (L)	27,000	26,999
0.050%, 10–21–13 (L)	16,000	15,999
Kellogg Co.:		
0.150%, 10–2–13 (L)	25,000	25,000
0.150%, 10–3–13 (L)	25,000	25,000
0.150%, 10–10–13 (L)	30,000	29,999
0.150%, 10–23–13 (L)	9,000	8,999
0.180%, 11–6–13 (L)	25,000	24,995
L Air Liquide S.A.:		
0.150%, 10–4–13 (L)	30,000	29,999
0.130%, 10–11–13 (L)	10,000	10,000
0.210%, 10–31–13 (L)	27,000	26,995
0.160%, 11–8–13 (L)	10,000	9,998
0.190%, 12–2–13 (L)	1,400	1,400
McCormick & Co. Inc.:		
0.160%, 10–1–13 (L)	51,119	51,119
0.270%, 11–29–13 (L)	26,000	25,988
Medtronic, Inc.,		
0.130%, 10–29–13 (L)	92,940	92,929
Microsoft Corporation:		
0.040%, 11–20–13 (L)	25,000	24,999
0.030%, 12–4–13 (L)	35,100	35,098
Mondelez International, Inc.:		
0.260%, 10–7–13 (L)	3,425	3,425
0.220%, 10–8–13 (L)	10,000	10,000
0.220%, 10–17–13 (L)	6,000	5,999
0.230%, 10–21–13 (L)	22,000	21,997
0.230%, 10–22–13 (L)	30,000	29,996
0.290%, 11–6–13 (L)	37,824	37,813
0.300%, 11–18–13 (L)	9,743	9,739
0.300%, 11–19–13 (L)	10,000	9,996
0.300%, 11–22–13 (L)	6,500	6,497
National Oilwell Varco, Inc.:		
0.200%, 10–28–13 (L)	50,000	49,992
0.190%, 11–25–13 (L)	50,000	49,985
0.190%, 11–26–13 (L)	14,865	14,861

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
Nestle Capital Corp. (GTD by Nestle S.A.):		
0.060%, 10–16–13 (L)	$ 9,400	$ 9,400
0.070%, 10–21–13 (L)	20,000	19,999
0.040%, 11–15–13 (L)	34,000	33,998
Nestle Finance International Ltd. (GTD by Nestle S.A.):		
0.070%, 10–9–13 (L)	30,000	29,999
0.070%, 10–16–13 (L)	35,000	34,999
0.060%, 10–28–13 (L)	26,000	25,999
PACCAR Financial Corp. (GTD by PACCAR Inc.):		
0.060%, 10–8–13 (L)	25,000	25,000
0.210%, 10–24–13 (L)	3,000	3,000
0.050%, 11–4–13 (L)	13,200	13,199
PepsiCo, Inc.,		
0.070%, 10–28–13 (L)	50,000	49,997
Pfizer Inc.,		
0.060%, 10–10–13 (L)	50,000	49,999
Praxair, Inc.,		
0.070%, 10–10–13 (L)	24,815	24,815
Procter & Gamble Company (The):		
0.070%, 10–1–13 (L)	25,000	25,000
0.040%, 10–31–13 (L)	45,000	44,998
Roche Holdings, Inc.,		
0.060%, 10–24–13 (L)	30,000	29,999
St. Jude Medical, Inc.:		
0.090%, 10–1–13 (L)	9,951	9,951
0.110%, 10–4–13 (L)	40,000	40,000
0.150%, 10–15–13 (L)	25,000	24,998
0.180%, 11–12–13 (L)	12,500	12,497
Straight-A Funding, LLC (GTD by Federal Financing Bank),		
0.070%, 10–7–13 (L)	86,000	85,999
0.110%, 10–7–13 (L)	50,000	49,999
Target Corporation:		
0.050%, 10–11–13 (L)	50,000	49,999
0.060%, 10–17–13 (L)	40,000	39,999
Toronto-Dominion Holdings USA Inc. (GTD by Toronto Dominion Bank):		
0.120%, 10–7–13 (L)	37,321	37,320
0.100%, 10–18–13 (L)	10,000	10,000
0.110%, 11–1–13 (L)	50,000	49,995
0.130%, 11–18–13 (L)	44,000	43,992
Total Capital Canada Ltd. (GTD by Total S.A.),		
0.060%, 10–3–13 (L)	20,000	20,000
Toyota Motor Credit Corporation:		
0.130%, 10–15–13 (L)	50,000	49,997
0.120%, 11–20–13 (L)	20,000	19,997
0.110%, 12–2–13 (L)	25,000	24,995
Verizon Communications Inc.,		
0.210%, 10–21–13 (L)	10,000	9,999
Virginia Electric and Power Company:		
0.250%, 10–8–13 (L)	5,000	5,000
0.260%, 10–16–13 (L)	64,300	64,293
0.260%, 10–28–13 (L)	35,000	34,993

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
Wal-Mart Stores, Inc.:		
0.060%, 10–8–13 (L)	$84,000	$ 83,999
0.070%, 10–16–13 (L)	63,000	62,998
Walt Disney Company (The):		
0.060%, 11–15–13 (L)	11,000	10,999
0.060%, 11–20–13 (L)	25,000	24,998
Wisconsin Electric Power Co.,		
0.100%, 10–1–13 (L)	10,146	10,146
		5,325,938
Master Note – 0.0%		
Toyota Motor Credit Corporation,		
0.100%, 10–2–13 (M)	961	961
Municipal Obligations – Taxable – 1.3%		
CA Hlth Fac Fin Auth, Var Rate Hosp Rev Bonds (Adventist Hlth Sys/West), Ser 1998B (GTD by Bank of America, N.A.),		
0.040%, 10–1–13 (M)	17,200	17,200
CA Muni Fin Auth, Recovery Zone Fac Bonds (Chevron U.S.A. Inc. Proj), Ser 2010C (GTD by Chevron Corporation),		
0.050%, 10–1–13 (M)	12,386	12,386
CA Pollutn Ctl Fin Auth, Pollutn Ctl Rfdg Rev Bonds (Pacific Gas and Elec Co), Ser C (GTD by JPMorgan Chase Bank, N.A.),		
0.060%, 10–1–13 (M)	19,701	19,701
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (1030 Post Street Apts), Ser 2005 Y,		
0.070%, 10–7–13 (M)	5,300	5,300
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (Wyndover Apts), Ser 2004 LL (GTD by United States Government),		
0.070%, 10–7–13 (M)	12,375	12,375
City of Whittier, Hlth Fac Rev Bonds (Presbyterian Intercmnty Hosp), Ser 2009 (GTD by U.S. Bank, N.A.),		
0.050%, 10–7–13 (M)	26,375	26,375

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations – Taxable (Continued)		
Dev Auth of Monroe Cty, Pollutn Ctl Rev Bonds (GA Power Co Plant Scherer Proj), First Ser 2008 (GTD by Georgia Power Company),		
0.080%, 10–1–13 (M)	$ 1,465	$ 1,465
FL Muni Power Agy, All-Requirements Power Supply Proj Var Rate Demand Rfdg Rev Bonds, Ser 2008C (Bank of America, N.A.),		
0.070%, 10–1–13 (M)	5,060	5,060
Fremont (Alameda Cnty, CA), Fremont Public Fin Auth (GTD by U.S. Bank, N.A.),		
0.060%, 10–7–13 (M)	8,800	8,800
Harris Cnty Hosp Dist, Sr Lien Rfdg Rev Bonds, Ser 2010 (GTD by JPMorgan Chase & Co.),		
0.070%, 10–7–13 (M)	12,500	12,500
Hosp Fac Auth of Clackamas Cnty, OR, Rev Bonds (Legacy Hlth Sys), Ser 2008B (GTD by U.S. Bank, N.A.),		
0.080%, 10–7–13 (M)	1,905	1,905
IL Fin Auth, Var Rate Demand Rev Bonds (The Carle Fndtn), Ser 2009 (GTD by JPMorgan Chase Bank, N.A.),		
0.080%, 10–7–13 (M)	855	855
IL Fin Auth, Var Rate Demand Rev Bonds (The Univ of Chicago Med Ctr), Ser D (GTD by JPMorgan Chase & Co.),		
0.070%, 10–1–13 (M)	9,000	9,000
Irvine Unif Sch Dist, Cmnty Fac Dist No. 09-1, Adj Rate Spl Tax Bonds, Ser 2012A (GTD by U.S. Bank, N.A.),		
0.040%, 10–1–13 (M)	27,750	27,750
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2008A (GTD by Air Products and Chemicals, Inc.),		
0.060%, 10–1–13 (M)	8,000	8,000
LA Pub Fac Auth, Var Rate Rev Rfdg Bonds (CHRISTUS Hlth), Ser 2009B-1 (GTD by Bank of New York (The)),		
0.070%, 10–7–13 (M)	6,750	6,750

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations – Taxable (Continued)		
MA Hlth and Edu Fac Auth, Var Rate Rev Bonds, Dana-Farber Cancer Institute Issue, Ser 2008L-1 (GTD by JPMorgan Chase Bank, N.A.), 0.070%, 10–7–13 (M)	$14,600	$14,600
MI Strategic Fund, Var Rate Demand Ltd Oblig Rev Bonds (Air Products and Chemicals, Inc. Proj), Ser 2007 (GTD by Bank of New York (The)), 0.060%, 10–1–13 (M)	23,877	23,877
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007B (GTD by Chevron Corporation), 0.060%, 10–1–13 (M)	30,640	30,640
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007D (GTD by Chevron Corporation), 0.060%, 10–1–13 (M)	25,175	25,175
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2010J (GTD by Chevron Corporation), 0.050%, 10–1–13 (M)	26,838	26,838
MS Business Fin Corp, Gulf Opp Zone Indl Dev Var Rev Bonds (Chevron U.S.A. Inc. Proj), Ser E (GTD by Chevron Corporation), 0.050%, 10–1–13 (M)	38,894	38,894
NY Hsng Fin Agy, Clinton Park Phase II Hsng Rev Bonds, Ser 2011 A-1 (GTD by Wells Fargo Bank, N.A.), 0.050%, 10–7–13 (M)	19,084	19,084
NY Hsng Fin Agy, Related West 30th Street Hsng Rev Bonds, Ser 2012 A-1 (GTD by Wells Fargo Bank, N.A.), 0.050%, 10–7–13 (M)	1,200	1,200

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations – Taxable (Continued)		
NY Hsng Fin Agy, Riverside Ctr 2 Hsng Rev Bonds, Ser 2012 A, 0.070%, 10–7–13 (M)	$ 5,000	$ 5,000
NYC GO Bonds, Fiscal 2006 Ser E (GTD by Bank of America, N.A.), 0.080%, 10–7–13 (M)	14,568	14,568
Santa Clara Cnty Fin Auth, Var Rate Rev Bonds, El Camino Hosp, Ser 2009A (GTD by Wells Fargo Bank, N.A.), 0.070%,10–7–13 (M)	14,751	14,751
Sheridan Redev Agy CO Tax, Var Rfdg S Santa Fe Dr Corridor Redev PJ-Ser A-1 (GTD by JPMorgan Chase & Co.), 0.120%, 10–7–13 (M)	2,000	2,000
Uinta Cnty, WY, Pollutn Ctl Rfdg Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 1992 (GTD by Chevron Corporation), 0.050%, 10–1–13 (M)	7,767	7,767
WI Hlth and Edu Fac Auth, Wheaton Franciscan Svc, Inc., Sys Var Rate Rev Bonds, Ser 2003B (GTD by U.S. Bank, N.A.), 0.070%,10–7–13 (M)	4,500	4,500
		404,316
Notes – 0.3%		
CA GO Bonds, Ser 2004B6 (GTD by U.S. Bank, N.A.), 0.050%, 10–7–13 (M)	30,000	30,000
CA GO Bonds, Ser 2005A3 (GTD by Bank of America, N.A.), 0.060%, 10–7–13 (M)	5,000	5,000
J.P. Morgan Chase & Co., 4.650%, 6–1–14	300	308
NY State Hsng Fin Agy, Riverside Ctr 2 Hsng Rev Bonds, Ser 2013 A-1 (GTD by Bank of America, N.A.), 0.060%, 10–7–13 (M)	16,500	16,500

SHORT-TERM SECURITIES (Continued)	Principal	Value
Notes (Continued)		
OR Hsng and Cmnty Svc Dept, Hsng Dev Rev Bonds (Pearl Fam Hsng Proj), Ser 2009 B-1 (GTD by U.S. Bank,N.A.), 0.070%, 10–7–13 (M)	$10,925	$ 10,925
Sonoco Products Co., 6.500%, 11–15–13	20,000	20,131
		82,864
United States Government Agency Obligations – 0.3%		
Overseas Private Investment Corporation (GTD by United States Government):		
0.130%, 10–2–13 (M)	11,352	11,352
0.130%, 10–2–13 (M)	3,000	3,000
0.130%, 10–7–13 (M)	35,000	35,000
0.130%, 10–7–13 (M)	18,500	18,500
0.130%, 10–7–13 (M)	18,474	18,474
0.130%, 10–7–13 (M)	10,769	10,866
0.130%, 10–7–13 (M)	5,692	5,692
0.130%, 10–7–13 (M)	2,500	2,500
		105,384
TOTAL SHORT-TERM SECURITIES – 20.6%		$ 6,312,076
(Cost: $6,312,017)		
TOTAL INVESTMENT SECURITIES – 100.1%		$30,698,157
(Cost: $23,468,889)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1%)		(38,935)
NET ASSETS – 100.0%		$30,659,222

Notes to Consolidated Schedule of investments

   *Not shown due to rounding.

(A) Listed on an exchange outside the United States.

(B) All or a portion of the security position has been pledged as collateral on open futures contracts.

(C) No dividends were paid during the preceding 12 months.

(D) All or a portion of the security position is held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(E) Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(F) Restricted securities. At September 30, 2013, the Fund owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Delta Topco Limited	1–23–12 to 5–1–12	718,555	$ 485,830	$ 859,949
Legend Pictures LLC, Ltd.	12–18–12 to 9–24–13	190	352,761	295,823
Media Group Holdings, LLC	4–23–13	381	258,795	258,795
		Principal		
Delta Topco Limited, 10.000%, 11-24-60	1–23–12 to 6–18–12	$594,107	600,840	594,107
			$1,698,226	$2,008,674

The total value of these securities represented 6.6% of net assets at September 30, 2013.

(G) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013.

(H) Principal amount and exercise prices are denominated in the indicated foreign currency, where applicable (BRL - Brazilian Real).

(I) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2013, the total value of these securities amounted to $7,862 or 0.0% of net assets.

(J) Payment-in-kind bonds.

(K) Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(L) Rate shown is the yield to maturity at September 30, 2013.

(M) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at September 30, 2013:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Japanese Yen	Societe Generale Bank	16,357,363	10–22–13	$—	$ 1,202
Sell	Japanese Yen	Morgan Stanley International	68,770,330	10–23–13	—	7,717
Sell	Japanese Yen	Deutsche Bank AG	115,287,003	10–23–13	—	14,011
Sell	Japanese Yen	Barclays Capital, Inc.	93,762,932	10–23–13	—	11,186
					$—	$34,116

The following futures contracts were outstanding at September 30, 2013 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Market Value	Unrealized Appreciation (Depreciation)
Nikkei 225 Index	Long	12–13–13	2,125	$ 312,605	$ 2,482
E-mini S&P 500 Index	Long	12–20–13	2,381	199,325	(1,822)
German Stock Index	Long	12–20–13	1,076	312,568	(784)
Euro STOXX 50 Index	Long	12–23–13	8,028	312,680	245
FTSE 100 Index	Long	12–23–13	2,933	305,289	(7,222)
				$1,442,467	$(7,101)

The following written options were outstanding at September 30, 2013 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Apple Inc.	Deutsche Bank AG	Call	1,954	October 2013	$ 600.00	$ 440	$ (30)
	Morgan Stanley & Co., Inc.	Call	2,856	October 2013	600.00	577	(44)
Applied Materials, Inc.	Barclays Bank plc	Put	4,959	January 2014	13.00	164	(32)
	Barclays Bank plc	Put	4,959	January 2014	14.00	288	(60)
	Barclays Bank plc	Call	9,918	January 2014	18.00	119	(734)
Cisco Systems, Inc.	Deutsche Bank AG	Put	59,886	October 2013	23.00	1,916	(1,797)
Merck & Co., Inc.	Goldman Sachs International	Call	41,868	November 2013	52.50	367	(523)
S&P 500 Index	N/A	Put	4,880	October 2013	1,650.00	2,913	(6,271)
	N/A	Call	4,880	October 2013	1,780.00	1,937	(110)
	N/A	Put	11,904	December 2013	1,625.00	29,379	(35,831)
						$38,100	$(45,432)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 7,975,042	$ —	$1,414,567
Consumer Staples	477,045	—	—
Energy	975,430	—	—
Financials	4,808,217	—	—
Health Care	591,589	—	—
Industrials	720,379	—	—
Information Technology	3,377,568	—	—
Materials	151,412	—	—
Telecommunication Services	137,829	—	—
Total Common Stocks	$19,214,511	$ —	$1,414,567
Purchased Options	23,826	12,551	—
Corporate Debt Securities	—	133,825	945,808
Loans	—	—	195,568
United States Government Agency Obligations	—	2,536	—
Bullion	2,442,889	—	—
Short-Term Securities	—	6,312,076	—
Total	$21,681,226	$6,460,988	$2,555,943
Futures Contracts	$ 2,727	$ —	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 34,116	$ —
Futures Contracts	$ 9,828	$ —	$ —
Written Options	$ 42,211	$ 3,221	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Corporate Debt Securities	Loans	Short-Term Securities
Beginning Balance 4-1-13	$ 958,998	$945,808	$199,929	$ 5,846
Net realized gain (loss)	—	—	—	—
Net change in unrealized appreciation (depreciation)	325,911	—*	(3,652)	—
Purchases	129,658	—	—	—
Sales	—	—	(850)	—
Amortization/Accretion of premium/discount	—	—	141	—
Transfers into Level 3 during the period	—	—	—	—
Transfers out of Level 3 during the period	—	—	—	(5,846)
Ending Balance 9-30-13	$1,414,567	$945,808	$195,568	$ —
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9-30-13	$ 325,911	$ —*	$ (3,652)	$ —

Transfers from Level 2 to Level 3 occurred generally due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred generally due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period. There were no transfers between Levels 1 and 2 during the period ended September 30, 2013.

Quantitative Information about Level 3 fair value measurements:

	Fair Value at 9-30-13	Valuation Technique(s)	Unobservable Input(s)
Assets			
Common Stocks	$295,823	Market comparable companies	Adjusted for market comparables
	258,795	Purchase price	Purchase price
	859,949	See below [1]	
Corporate Debt Securities	351,700	Purchase price	Purchase price
	594,108	See below [1]	
Loans	195,568	Third-party valuation service	Broker quotes

[1] At September 30, 2013, Ivy Asset Strategy Fund held (minority stake) investments in private-placement common stock and corporate debt securities. Because of the unique nature of these securities, the Valuation Committee, as described on page 125, determined the enterprise value after considering the results of multiple valuation methodologies, including both a comparison to market comparable companies and a discounted cash flow model. The total enterprise value was then allocated to the common stock and corporate debt securities held by the Fund.

Under the market comparable companies' model, the most significant input was the price-earnings ratio, for which a range of 19 to 23 was considered to be the range that market participants would take into account when pricing the issuer.

Using a discounted cash flows model, the most significant inputs (and related range of assumptions anticipated to be used by market participants) were the long-term growth rate (2.5%), and the weighted average cost of capital (8.4%).

The Valuation Committee also applied an illiquidity discount of 10% for purposes of this valuation.

Significant increase in price-earnings ratio or long-term growth rate inputs could result in a higher fair value measurement. However, significant increase in weighted average cost of capital of illiquidity discount inputs could result in a lower fair value measurement.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
OTC = Over the Counter
REMIC = Real Estate Mortgage Investment Conduit

Country Diversification			
(as a % of net assets)			
United States	29.9%	South Korea	3.1%
Japan	9.8%	Germany	2.3%
Hong Kong	8.6%	Netherlands	1.4%
China	6.0%	France	1.3%
United Kingdom	5.5%	Switzerland	1.1%
		Other Countries	2.4%
		Other+	28.6%

+Includes gold bullion, cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy Asset Strategy New Opportunities Fund

ALL DATA IS AS OF SEPTEMBER 30, 2013 (UNAUDITED)

Asset Allocation

Stocks	**73.5%**
Industrials	24.9%
Information Technology	13.1%
Consumer Discretionary	10.8%
Financials	8.8%
Consumer Staples	6.1%
Materials	4.8%
Energy	2.9%
Health Care	2.1%
Warrants	**0.0%**
Bullion (Gold)	**7.4%**
Purchased Options	**0.5%**
Bonds	**0.3%**
Corporate Debt Securities	0.3%
Cash and Cash Equivalents	**18.3%**

Lipper Rankings

Category: Lipper Global Flexible Portfolio Funds	Rank	Percentile
1 Year	316/422	75
3 Year	249/260	96

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

Pacific Basin	**37.2%**
South Korea	14.2%
China	5.7%
India	4.9%
Other Pacific Basin	12.4%
Europe	**11.9%**
Netherlands	5.6%
United Kingdom	4.4%
Other Europe	1.9%
North America	**11.4%**
United States	6.8%
Mexico	4.6%
South America	**8.2%**
Brazil	7.7%
Other South America	0.5%
Bullion (Gold)	**7.4%**
Other	**5.1%**
Panama	5.1%
Cash and Cash Equivalents and Options	**18.8%**

Top 10 Equity Holdings

Company	Country	Sector
SINA Corporation	China	Information Technology
Chicago Bridge & Iron Company N.V., NY Shares	Netherlands	Industrials
Kia Motors Corporation	South Korea	Consumer Discretionary
Copa Holdings, S.A., Class A	Panama	Industrials
GLOVIS Co., Ltd.	South Korea	Industrials
MercadoLibre, Inc.	Brazil	Information Technology
Aggreko plc	United Kingdom	Industrials
BRF-Brasil Foods S.A.	Brazil	Consumer Staples
Chiyoda Corporation	Japan	Industrials
Kosmos Energy Ltd.	United States	Energy

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Asset Strategy New Opportunities Fund *(in thousands)* SEPTEMBER 30, 2013 (UNAUDITED)

COMMON STOCKS	Shares	Value
Agricultural Products – 0.1%		
Kaveri Seed Company Limited (A)	12	$ 271
Air Freight & Logistics – 4.6%		
GLOVIS Co., Ltd. (A)	59	11,625
Airlines – 5.1%		
Copa Holdings, S.A., Class A	92	12,765
Apparel, Accessories & Luxury Goods – 0.8%		
Page Industries Limited (A) . .	30	2,101
Automobile Manufacturers – 5.1%		
Kia Motors Corporation (A) . .	211	12,794
Automotive Retail – 1.4%		
Kolao Holdings (A)	117	3,552
Biotechnology – 2.1%		
Ironwood Pharmaceuticals, Inc., Class A (B)	152	1,806
KYTHERA Biopharmaceuticals, Inc. (B)	61	2,805
Novozymes A/S, Class B (A)	19	712
		5,323
Commodity Chemicals – 2.0%		
Alpek, S.A.B. de C.V. (A)	1,168	2,519
Mexichem, S.A.B. de C.V. (A)	574	2,504
		5,023
Communications Equipment – 0.9%		
AAC Technologies Holdings Inc. (A)	510	2,316
Construction & Engineering – 9.5%		
Chicago Bridge & Iron Company N.V., NY Shares	210	14,211
Chiyoda Corporation (A)	431	5,174
Daelim Industrial Co., Ltd. (A)	18	1,607
Gamuda Berhad (A)	764	1,079
Promotora y Operadora de Infraestructura, S.A.B. de C.V. (A)(B)	198	1,912
		23,983
Consumer Electronics – 1.5%		
Harman International Industries, Incorporated . . .	58	3,821
Department Stores – 0.5%		
InRetail Peru Corp. (B)(C) . . .	78	1,303
Distillers & Vintners – 2.3%		
LT Group, Inc. (A)	7,159	2,960
United Spirits Limited (A)	71	2,865
		5,825

COMMON STOCKS (Continued)	Shares	Value
Diversified Banks – 4.4%		
Axis Bank Limited (A)	112	$ 1,797
Bangkok Bank Public Company Limited (A)	216	1,362
Hana Financial Group, Inc. (A)	73	2,495
Kasikornbank Public Company Limited (A)	421	2,374
Siam Commercial Bank Public Company Limited (A)(B) . . .	228	1,079
YES BANK Limited (A)	379	1,740
		10,847
Diversified Reit's – 0.4%		
FIBRA Terrafina (A)	548	1,089
Macquarie Mexican REIT (A)	15	26
		1,115
Diversified Support Services – 3.3%		
Aggreko plc (A)	318	8,252
Education Services – 1.3%		
Abril Educacao S.A. (A)	117	1,729
Anhanguera Educacional Participacoes S.A. (A)	243	1,444
		3,173
Electronic Equipment & Instruments – 0.5%		
TPK Holding Co., Ltd. (A) . . .	137	1,244
Food Distributors – 1.0%		
Olam International Limited (A)	1,992	2,429
Highways & Railtracks – 0.7%		
OHL Mexico, S.A.B. de C.V. (A)(B)	688	1,811
Human Resource & Employment Services – 0.9%		
WageWorks, Inc. (B)	45	2,290
Industrial Machinery – 0.8%		
Pall Corporation	25	1,887
Internet Software & Services – 11.1%		
MercadoLibre, Inc.	80	10,788
Naver Corporation (A)	5	2,695
SINA Corporation (B)	177	14,367
		27,850
IT Consulting & Other Services – 0.6%		
HCL Technologies Limited (A)(B)	86	1,500
Movies & Entertainment – 0.2%		
Major Cineplex Group Public Company Limited (A)	676	402
Multi-Sector Holdings – 1.7%		
GT Capital Holdings Incorporated (A)	251	4,389

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Exploration & Production – 2.9%		
Cairn Energy plc (A)(B)	629	$ 2,672
Kosmos Energy Ltd. (B)	458	4,705
		7,377
Packaged Foods & Meats – 2.7%		
BRF-Brasil Foods S.A. (A)	213	5,207
Charoen Pokphand Foods Public Company Limited (A)	2,012	1,543
		6,750
Real Estate Development – 1.6%		
UEM Land Holdings Berhad (A)	5,075	3,971
Regional Banks – 0.7%		
BanRegio Grupo Financiero, S.A.B. de C.V. (A)	298	1,696
Specialty Chemicals – 1.6%		
Chr. Hansen Holding A/S (A)	111	3,931
Steel – 1.2%		
Hyundai Steel Co (A)	8	635
Tata Steel Limited (A)	574	2,490
		3,125
TOTAL COMMON STOCKS – 73.5%		**$184,741**
(Cost: $155,002)		

WARRANTS

	Shares	Value
Food Distributors – 0.0%		
Olam International Limited, Expires 1–29–18 (D)	400	92
TOTAL WARRANTS – 0.0%		$ 92
(Cost: $—)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	
HSCEI Index, Call HKD10,600.00, Expires 10–30–13, OTC (Ctrpty: Bank of America N.A.) (E)	240	210

Ivy Asset Strategy New Opportunities Fund *(in thousands)* SEPTEMBER 30, 2013 (UNAUDITED)

PURCHASED OPTIONS (Continued)	Number of Contracts (Unrounded)	Value
iShares MSCI Emerging Markets ETF, Call $413.28, Expires 10–19–13, OTC (Ctrpty: Deutsche Bank AG)	589	$ 297
Nikkei 225 Index: Call JPY14,750.00, Expires 10–11–13, OTC (Ctrpty: JPMorgan Chase Bank N.A.) (E) . . .	150	237
Call JPY15,000.00, Expires 10–11–13, OTC (Ctrpty: UBS AG) (E)	95	82
Call JPY14,500.00, Expires 10–18–13, OTC (Ctrpty: JPMorgan Chase Bank N.A.) (E) . . .	60	159
S&P/ASX 200 Index, Call AUD5,250.00, Expires 10–17–13, OTC (Ctrpty: Bank of America N.A.) (E) . .	313	147
TOTAL PURCHASED OPTIONS – 0.5%		**$1,132**

(Cost: $1,720)

CORPORATE DEBT SECURITIES	Principal	Value
Food Distributors – 0.3%		
Olam International Limited, 6.750%, 1–29–18	$ 773	$ 740
TOTAL CORPORATE DEBT SECURITIES – 0.3%		**$ 740**

(Cost: $739)

BULLION – 7.4%	Troy Ounces	
Gold	14	$18,571

(Cost: $20,045)

SHORT-TERM SECURITIES	Principal	
Certificate Of Deposit – 2.0%		
Toronto-Dominion Bank, 0.110%, 10–17–13	$5,000	5,000
Commercial Paper – 12.0%		
CVS Caremark Corporation, 0.180%, 10–4–13 (F) . .	3,000	3,000
Illinois Tool Works Inc., 0.050%, 10–9–13 (F) . .	7,000	7,000
McCormick & Co. Inc., 0.160%, 10–1–13 (F) . .	3,000	3,000
National Oilwell Varco, Inc., 0.200%, 10–30–13 (F) . .	5,000	4,999

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
Roche Holdings, Inc., 0.050%, 10–1–13 (F) .	$10,000	$ 10,000
Wisconsin Electric Power Co., 0.100%, 10–1–13 (F) .	2,137	2,137
		30,136
Master Note – 0.0%		
Toyota Motor Credit Corporation, 0.100%, 10–2–13 (G) .	104	104
TOTAL SHORT-TERM SECURITIES – 14.0%		**$ 35,240**

(Cost: $35,240)

TOTAL INVESTMENT SECURITIES – 95.7%		**$240,516**

(Cost: $212,746)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 4.3%		**10,707**
NET ASSETS – 100.0%		**$251,223**

Notes to Consolidated Schedule of Investments

(A) Listed on an exchange outside the United States.

(B) No dividends were paid during the preceding 12 months.

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2013, the total value of these securities amounted to $1,303 or 0.5% of net assets.

(D) Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(E) Principal amounts are denominated in the indicated foreign currency, where applicable (AUD - Australian Dollar, HKD - Hong Kong Dollar, and JPY - Japanese Yen).

(F) Rate shown is the yield to maturity at September 30, 2013.

(G) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at September 30, 2013:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Japanese Yen	Barclays Capital, Inc.	464,628	10–23–13	$—	$55

The following written options were outstanding at September 30, 2013 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Nikkei 225 Index	JPMorgan Chase Bank N.A.	Call	150	October 2013	JPY15,500.00	$94	$(27)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 27,146	$ —	$ —
Consumer Staples	15,275	—	—
Energy	7,377	—	—
Financials	22,018	—	—
Health Care	5,323	—	—
Industrials	62,613	—	—
Information Technology	32,910	—	—
Materials	12,079	—	—
Total Common Stocks	$184,741	$ —	$ —
Warrants	92	—	—
Purchased Options	—	1,132	—
Corporate Debt Securities	—	740	—
Bullion	18,571	—	—
Short-Term Securities	—	35,240	—
Total	$203,404	$ 37,112	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 55	$ —
Written Options	$ —	$ 27	$ —

As of September 30, 2013, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

OTC = Over the Counter
REIT = Real Estate Investment Trusts

Country Diversification			
(as a % of net assets)		United Kingdom	4.4%
		Philippines	2.9%
South Korea	14.2%	Thailand	2.7%
Brazil	7.7%	Japan	2.1%
United States	6.8%	Malaysia	2.0%
China	5.7%	Denmark	1.9%
Netherlands	5.6%	Singapore	1.3%
Panama	5.1%	Hong Kong	0.9%
India	4.9%	Other Countries	1.0%
Mexico	4.6%	Other+	26.2%

+Includes gold bullion, options, cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy Balanced Fund

Asset Allocation

Stocks	**72.8%**
Consumer Discretionary	16.7%
Industrials	14.8%
Financials	10.1%
Information Technology	9.1%
Consumer Staples	7.5%
Energy	6.9%
Health Care	5.1%
Materials	2.6%
Bonds	**20.5%**
Corporate Debt Securities	16.6%
United States Government and Government Agency Obligations	3.6%
Other Government Securities	0.3%
Cash and Cash Equivalents	**6.7%**

Lipper Rankings

Category: Lipper Mixed-Asset Target Allocation Growth Funds	Rank	Percentile
1 Year	160/561	29
3 Year	19/508	4
5 Year	54/470	12
10 Year	15/265	6

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Limited Brands, Inc.	Consumer Discretionary
Anheuser-Busch InBev S.A., ADR	Consumer Staples
PNC Financial Services Group, Inc. (The)	Financials
JPMorgan Chase & Co.	Financials
Applied Materials, Inc.	Information Technology
Home Depot, Inc. (The)	Consumer Discretionary
Harley-Davidson, Inc.	Consumer Discretionary
ConocoPhillips	Energy
Boeing Company (The)	Industrials
Cummins Inc.	Industrials

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Balanced Fund (in thousands) SEPTEMBER 30, 2013 (UNAUDITED)

COMMON STOCKS	Shares	Value
Aerospace & Defense – 5.5%		
Boeing Company (The)	180	$21,150
General Dynamics Corporation	197	17,198
Honeywell International Inc.	226	18,767
Precision Castparts Corp.	77	17,429
		74,544
Apparel Retail – 3.7%		
Gap, Inc. (The)	434	17,469
Limited Brands, Inc.	518	31,668
		49,137
Application Software – 1.2%		
Intuit Inc.	241	16,007
Asset Management & Custody Banks – 1.2%		
Northern Trust Corporation	302	16,409
Brewers – 2.2%		
Anheuser-Busch InBev S.A., ADR	286	28,361
Broadcasting – 1.4%		
CBS Corporation, Class B	351	19,383
Cable & Satellite – 2.3%		
Comcast Corporation, Class A	332	15,008
Time Warner Cable Inc.	149	16,628
		31,636
Communications Equipment – 1.5%		
Cisco Systems, Inc.	858	20,085
Computer Hardware – 1.4%		
Apple Inc.	41	19,356
Construction & Farm Machinery & Heavy Trucks – 1.6%		
Cummins Inc.	159	21,140
Distillers & Vintners – 1.5%		
Brown-Forman Corporation, Class B	299	20,400
Diversified Chemicals – 1.5%		
Dow Chemical Company (The)	513	19,687
Electrical Components & Equipment – 1.4%		
Rockwell Automation, Inc.	173	18,479
Fertilizers & Agricultural Chemicals – 1.1%		
Monsanto Company	146	15,207
Health Care Equipment – 1.2%		
Covidien plc	262	15,954
Home Improvement Retail – 1.6%		
Home Depot, Inc. (The)	286	21,701

COMMON STOCKS (Continued)	Shares	Value
Hotels, Resorts & Cruise Lines – 1.1%		
Hyatt Hotels Corporation, Class A (A)	358	$15,397
Household Products – 1.2%		
Colgate-Palmolive Company	283	16,758
Industrial Conglomerates – 1.3%		
3M Company	145	17,350
Industrial Machinery – 2.9%		
Pall Corporation	242	18,636
Pentair, Inc.	317	20,592
		39,228
Internet Retail – 1.3%		
Amazon.com, Inc. (A)	55	17,258
IT Consulting & Other Services – 1.2%		
Cognizant Technology Solutions Corporation, Class A (A)	189	15,504
Managed Health Care – 1.0%		
UnitedHealth Group Incorporated	186	13,341
Motorcycle Manufacturers – 1.6%		
Harley-Davidson, Inc.	335	21,514
Movies & Entertainment – 1.5%		
Twenty-First Century Fox, Inc.	587	19,606
Multi-Line Insurance – 1.5%		
American International Group, Inc.	424	20,600
Oil & Gas Equipment & Services – 2.7%		
National Oilwell Varco, Inc.	271	21,137
Schlumberger Limited	191	16,850
		37,987
Oil & Gas Exploration & Production – 2.3%		
Cabot Oil & Gas Corporation	243	9,054
ConocoPhillips	308	21,374
		30,428
Oil & Gas Refining & Marketing – 1.0%		
Phillips 66	227	13,128
Oil & Gas Storage & Transportation – 0.9%		
Regency Energy Partners LP	420	12,018
Other Diversified Financial Services – 3.3%		
Citigroup Inc.	432	20,966
JPMorgan Chase & Co.	447	23,111
		44,077

COMMON STOCKS (Continued)	Shares	Value
Packaged Foods & Meats – 1.2%		
Mead Johnson Nutrition Company	212	$ 15,706
Personal Products – 1.4%		
Estee Lauder Companies, Inc. (The), Class A	279	19,474
Pharmaceuticals – 2.9%		
GlaxoSmithKline plc, ADR	351	17,595
Johnson & Johnson	244	21,109
		38,704
Property & Casualty Insurance – 2.3%		
Berkshire Hathaway Inc., Class B (A)	149	16,913
Travelers Companies, Inc. (The)	172	14,597
		31,510
Publishing – 0.9%		
Pearson plc (B)	568	11,559
Railroads – 1.4%		
Union Pacific Corporation	125	19,464
Regional Banks – 1.8%		
PNC Financial Services Group, Inc. (The)	325	23,575
Research & Consulting Services – 0.7%		
Verisk Analytics, Inc., Class A (A)	147	9,543
Restaurants – 1.3%		
Starbucks Corporation	232	17,872
Semiconductor Equipment – 1.7%		
Applied Materials, Inc.	1,311	22,986
Semiconductors – 2.1%		
Altera Corporation	353	13,106
Microchip Technology Incorporated	389	15,658
		28,764
TOTAL COMMON STOCKS – 72.8%		**$980,837**
(Cost: $798,707)		

CORPORATE DEBT SECURITIES	Principal	
Aerospace & Defense – 0.2%		
General Dynamics Corporation, 1.000%, 11–15–17	$1,500	1,459
Northrop Grumman Corporation, 1.750%, 6–1–18	1,000	982
		2,441

Ivy Balanced Fund *(in thousands)* SEPTEMBER 30, 2013 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Apparel Retail – 0.4%		
Limited Brands, Inc.:		
6.900%, 7–15–17	$ 750	$ 848
6.625%, 4–1–21	2,915	3,151
		3,999
Apparel, Accessories & Luxury Goods – 0.1%		
LVMH Moet Hennessy-Louis Vuitton, 1.625%, 6–29–17 (C)	2,000	1,995
Auto Parts & Equipment – 0.1%		
BorgWarner Inc., 4.625%, 9–15–20	1,000	1,056
Delphi Corporation, 5.000%, 2–15–23	849	877
		1,933
Automobile Manufacturers – 0.5%		
Ford Motor Company, Convertible, 4.250%, 11–15–16	1,000	1,976
Toyota Motor Credit Corporation:		
0.553%, 5–17–16 (D)	1,500	1,504
2.050%, 1–12–17	2,000	2,047
		5,527
Automotive Manufacturers – 0.1%		
Hyundai Capital America, 2.875%, 8–9–18 (C)	1,550	1,563
Banking – 0.5%		
Commonwealth Bank of Australia New York, 1.950%, 3–16–15	1,050	1,070
Westpac Banking Corporation, 2.250%, 7–30–18	5,000	5,031
		6,101
Biotechnology – 0.2%		
Amgen Inc., 2.125%, 5–15–17	2,000	2,030
Brewers – 0.5%		
Anheuser-Busch InBev Worldwide Inc.:		
5.375%, 11–15–14	1,000	1,054
1.375%, 7–15–17	1,000	996
Heineken N.V., 1.400%, 10–1–17 (C)	2,000	1,967
SABMiller Holdings Inc.:		
2.200%, 8–1–18 (C)	2,700	2,693
3.750%, 1–15–22 (C)	500	504
		7,214
Broadcasting – 0.2%		
CBS Corporation:		
8.875%, 5–15–19	500	639
4.300%, 2–15–21	1,000	1,026
Discovery Communications, LLC:		
4.375%, 6–15–21	750	786
3.300%, 5–15–22	900	862
		3,313
Cable & Satellite – 0.2%		
DIRECTV Holdings LLC, 2.400%, 3–15–17	$ 500	$ 502
DIRECTV Holdings LLC and DIRECTV Financing Co., Inc., 3.500%, 3–1–16	1,000	1,043
Pearson Funding Five plc, 3.250%, 5–8–23 (C)	900	825
		2,370
Construction & Farm Machinery & Heavy Trucks – 0.1%		
Caterpillar Inc., 1.375%, 5–27–14	1,000	1,006
Consumer Finance – 1.4%		
American Express Credit Corporation:		
5.125%, 8–25–14	200	208
2.125%, 7–27–18	1,750	1,757
American Honda Finance Corporation, 0.637%, 5–26–16 (C)(D)	1,500	1,503
Capital One Financial Corporation:		
2.125%, 7–15–14	1,750	1,769
1.000%, 11–6–15	1,500	1,493
Caterpillar Financial Services Corporation, 1.550%, 12–20–13	1,000	1,003
Charles Schwab Corporation (The), 2.200%, 7–25–18	1,000	1,009
Discover Bank, 2.000%, 2–21–18	3,100	3,033
Ford Motor Credit Company LLC, 3.875%, 1–15–15	1,000	1,034
General Motors Financial Company, Inc., 2.750%, 5–15–16 (C)	1,086	1,083
Penske Truck Leasing Co., LP and PTL Finance Corp., 2.500%, 7–11–14 (C)	1,000	1,011
Total System Services, Inc., 2.375%, 6–1–18	3,038	2,964
USAA Capital Corporation, 1.050%, 9–30–14 (C)	1,000	1,005
		18,872
Data Processing & Outsourced Services – 0.1%		
Fidelity National Financial, Inc., 6.600%, 5–15–17	900	1,004
Department Stores – 0.1%		
Macy's Retail Holdings, Inc., 3.875%, 1–15–22	1,000	992
Distillers & Vintners – 0.6%		
Beam Inc.:		
1.875%, 5–15–17	800	804
1.750%, 6–15–18	1,000	978
Distillers & Vintners (Continued)		
Brown-Forman Corporation, 1.000%, 1–15–18	$3,000	$ 2,913
Constellation Brands, Inc., 3.750%, 5–1–21	3,170	2,929
		7,624
Distributors – 0.0%		
LKQ Corporation, 4.750%, 5–15–23 (C)	680	631
Diversified Banks – 1.9%		
Bank of America Corporation:		
1.070%, 3–22–16 (D)	4,000	4,015
4.100%, 7-24-23	1,100	1,094
Bank of Montreal, 1.300%, 10–31–14 (C)	1,000	1,010
Bank of New York Mellon Corporation (The):		
1.500%, 1–31–14	1,250	1,255
0.700%, 10–23–15	1,000	999
Bank of Nova Scotia (The), 1.450%, 4–25–18	2,500	2,443
Barclays Bank plc, 2.375%, 1–13–14	600	603
BNP Paribas, 2.700%, 8–20–18	2,850	2,883
BNP Paribas S.A., 5.186%, 6–29–49 (C)	2,700	2,727
National Australia Bank Ltd.:		
0.900%, 1–20–16	2,000	1,998
2.300%, 7–25–18	2,750	2,773
Societe Generale, 2.625%, 10–1–18	2,800	2,807
U.S. Bancorp, 4.200%, 5–15–14	1,000	1,024
Wells Fargo & Company:		
3.676%, 6–15–16 (D)	500	533
1.500%, 1–16–18	1,000	984
		27,148
Diversified Capital Markets – 0.0%		
Deutsche Bank AG, 3.450%, 3–30–15	500	520
Diversified Chemicals – 0.1%		
Airgas, Inc., 1.650%, 2–15–18	1,250	1,216
Diversified Metals & Mining – 0.2%		
Freeport-McMoRan Copper & Gold Inc., 2.375%, 3–15–18 (C)	450	435
Rio Tinto Finance (USA) Limited, 8.950%, 5–1–14	500	524
Teck Resources, 3.000%, 3–1–19	1,700	1,676
		2,635
Drug Retail – 0.0%		
CVS Caremark Corporation, 3.250%, 5–18–15	550	572

Ivy Balanced Fund (in thousands) SEPTEMBER 30, 2013 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Electric Utilities – 0.2%		
Southern Company, (The), 2.450%, 9–1–18	$2,800	$2,828
Fertilizers & Agricultural Chemicals – 0.1%		
Monsanto Company, 2.750%, 4–15–16	1,000	1,044
Food Distributors – 0.3%		
Campbell Soup Company, 2.500%, 8–2–22	2,400	2,184
Cargill, Inc., 4.307%, 5–14–21 (C)	424	449
ConAgra Foods, Inc., 1.300%, 1–25–16	1,000	1,001
General Mills, Inc., 0.564%, 1–29–16 (D)	500	500
		4,134
General Merchandise Stores – 0.1%		
Target Corporation, 1.125%, 7–18–14	1,000	1,006
Health Care Equipment – 0.1%		
Stryker Corporation, 2.000%, 9–30–16	1,500	1,542
Health Care Services – 0.1%		
Quest Diagnostics Incorporated, 3.200%, 4–1–16	2,000	2,083
Health Care Supplies – 0.1%		
DENTSPLY International Inc., 2.750%, 8–15–16	1,000	1,030
Mallinckrodt International Finance S.A., 3.500%, 4–15–18 (C)	500	492
		1,522
Home Improvement Retail – 0.0%		
Home Depot, Inc. (The), 4.400%, 4–1–21	250	274
Homebuilding – 0.1%		
Toll Brothers Finance Corp., 4.375%, 4–15–23	1,500	1,376
Hotels, Resorts & Cruise Lines – 0.0%		
Hyatt Hotels Corporation, 3.375%, 7–15–23	500	467
Household Products – 0.1%		
Church & Dwight Co., Inc., 2.875%, 10–1–22	500	470
Colgate-Palmolive Company, 1.250%, 5–1–14	500	503
		973
Hypermarkets & Super Centers – 0.2%		
Costco Wholesale Corporation, 0.650%, 12–7–15	1,000	1,000

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Hypermarkets & Super Centers (Continued)		
Wal-Mart Stores, Inc.:		
0.750%, 10–25–13	$1,500	$1,500
2.875%, 4–1–15	250	260
		2,760
Independent Finance – 0.1%		
Fidelity National Information Services, Inc., 2.000%, 4–15–18	1,250	1,218
Industrial Conglomerates – 0.2%		
General Electric Capital Corporation, 0.959%, 4–2–18 (D)	3,000	3,018
General Electric Company, 0.850%, 10–9–15	1,000	1,002
		4,020
Industrial Gases – 0.1%		
Praxair, Inc.:		
4.375%, 3–31–14	1,000	1,019
3.000%, 9–1–21	1,000	982
		2,001
Industrial Machinery – 0.2%		
Eaton Corporation, 0.584%, 6–16–14 (D)	750	750
Illinois Tool Works Inc., 5.150%, 4–1–14	1,000	1,023
Ingersoll-Rand Global Holding Company Limited, 2.875%, 1–15–19 (C)	500	499
		2,272
Integrated Telecommunication Services – 0.5%		
Verizon Communications Inc.:		
3.650%, 9–14–18	2,300	2,424
5.150%, 9–15–23	3,300	3,538
		5,962
Internet Retail – 0.1%		
Amazon.com, Inc., 0.650%, 11–27–15	2,000	1,997
Investment Banking & Brokerage – 0.4%		
Goldman Sachs Group, Inc. (The):		
1.600%, 11–23–15	1,500	1,511
2.900%, 7–19–18	1,350	1,361
Morgan Stanley, 2.125%, 4–25–18	2,500	2,437
		5,309
IT Consulting & Other Services – 0.2%		
Baidu, Inc., 3.250%, 8–6–18	1,100	1,100
International Business Machines Corporation:		
1.250%, 5–12–14	2,000	2,012
0.246%, 2–4–15 (D)	1,250	1,250
		4,362

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Leisure Products – 0.1%		
Mattel, Inc., 2.500%, 11–1–16	$ 750	$ 774
Life & Health Insurance – 0.4%		
Metropolitan Life Global Funding I:		
2.000%, 1–10–14 (C)	1,200	1,205
2.500%, 9–29–15 (C)	2,500	2,583
Prudential Financial, Inc.:		
4.750%, 9–17–15	500	537
2.300%, 8–15–18	1,100	1,110
		5,435
Managed Health Care – 0.1%		
WellPoint, Inc., 1.875%, 1–15–18	1,500	1,487
Metal & Glass Containers – 0.1%		
BlueScope Steel (Finance) Limited and BlueScope Steel Finance (USA) LLC, 7.125%, 5-1-18 (C)	1,281	1,316
Movies & Entertainment – 0.4%		
News American Incorporated, 3.000%, 9-15-22	2,000	1,876
Viacom Inc.:		
4.375%, 9-15-14	500	516
2.500%, 9-1-18	1,100	1,098
Walt Disney Company (The), 0.450%, 12-1-15	1,000	995
		4,485
Oil & Gas – 0.4%		
BP Capital Markets plc (GTD by BP plc), 2.241%, 9-26-18	4,250	4,255
Oil & Gas Drilling – 0.1%		
Transocean Inc., 2.500%, 10-15-17	2,000	2,006
Oil & Gas Equipment & Services – 0.1%		
National Oilwell Varco, Inc., 1.350%, 12-1-17	500	492
Schlumberger Investment S.A. (GTD by Schlumberger Ltd.), 1.250%, 8-1-17 (C)	1,000	980
Schlumberger S.A. (GTD by Schlumberger Ltd.), 2.650%, 1-15-16 (C)	500	519
		1,991
Oil & Gas Exploration & Production – 0.3%		
ConocoPhillips (GTD by ConocoPhillips Company), 4.750%, 2-1-14	254	258
EOG Resources, Inc., 2.500%, 2-1-16	1,000	1,038
ONEOK Partners, L.P., 3.200%, 9-15-18	1,200	1,222

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Exploration & Production (Continued)		
Southwestern Energy Company,		
4.100%, 3-15-22	$1,050	$ 1,051
		3,569
Oil & Gas Storage & Transportation – 0.1%		
Kinder Morgan Energy Partners, L.P.,		
2.650%, 2-1-19	1,500	1,490
Other Diversified Financial Services – 1.2%		
BHP Billiton Finance (USA) Limited (GTD by BHP Billiton plc and BHP Billiton Limited),		
2.050%, 9-30-18	1,200	1,202
Citigroup Inc.,		
1.250%, 1-15-16	1,500	1,499
Daimler Finance North America LLC,		
2.375%, 8-1-18 (C)	2,600	2,605
JPMorgan Chase & Co.:		
4.650%, 6-1-14	1,000	1,027
0.715%, 4-23-15 (D)	2,500	2,503
1.100%, 10-15-15	2,000	2,004
3.450%, 3-1-16	2,000	2,106
3.150%, 7-5-16	750	787
7.900%, 4-29-49 (D)	500	543
Total Capital,		
2.125%, 8-10-18	1,500	1,514
		15,790
Other Non-Agency REMIC/CMO – 0.0%		
Banco Hipotecario Nacional:		
7.916%, 7-25-09 (C)	7	—
8.000%, 3-31-11 (C)	1	—
		—
Packaged Foods & Meats – 0.1%		
Kellogg Company,		
4.450%, 5-30-16	500	545
Unilever Capital Corporation,		
2.750%, 2-10-16	1,000	1,044
		1,589
Personal Products – 0.2%		
Estee Lauder Companies, Inc. (The),		
2.350%, 8-15-22	1,200	1,099
Kimberly-Clark Corporation,		
0.384%, 5-15-16 (D)	1,000	1,001
		2,100
Property & Casualty Insurance – 0.2%		
Berkshire Hathaway Finance Corporation,		
2.000%, 8-15-18	1,550	1,555

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Property & Casualty Insurance (Continued)		
Berkshire Hathaway Inc.,		
1.550%, 2-9-18	$ 500	$ 495
		2,050
Railroads – 0.1%		
Burlington Northern Santa Fe, LLC,		
3.050%, 3-15-22	700	674
Kansas City Southern de Mexico, S.A. de C.V.,		
2.350%, 5-15-20 (C)	900	858
		1,532
Regional Banks – 0.2%		
Canadian Imperial Bank of Commerce,		
0.900%, 10-1-15	1,000	1,003
PNC Bank, N.A.,		
0.800%, 1-28-16	1,500	1,495
		2,498
Restaurants – 0.0%		
YUM! Brands, Inc.,		
4.250%, 9-15-15	250	266
Retail Stores – 0.1%		
Dollar General Corporation:		
4.125%, 7-15-17	450	478
1.875%, 4-15-18	1,000	971
		1,449
Semiconductors – 0.1%		
Broadcom Corporation,		
2.700%, 11-1-18	1,000	1,029
Soft Drinks – 0.7%		
PepsiCo, Inc.:		
0.700%, 8-13-15	2,500	2,504
2.250%, 1-7-19	6,500	6,517
		9,021
Specialized Finance – 0.1%		
PACCAR Financial Corp.,		
0.392%, 5-5-15 (D)	1,000	999
Specialty Chemicals – 0.1%		
RPM International Inc.,		
3.450%, 11-15-22	1,000	936
Sherwin-Williams Company (The),		
1.350%, 12-15-17	750	732
		1,668
Systems Software – 0.3%		
CA, Inc.,		
2.875%, 8-15-18	2,850	2,875
Microsoft Corporation,		
2.950%, 6-1-14	500	509
		3,384

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Tobacco – 0.0%		
Philip Morris International Inc.,		
4.500%, 3-26-20	$ 500	$ 549
Trucking – 0.1%		
Ryder System, Inc.,		
2.350%, 2-26-19	1,000	977
Wireless – 0.0%		
Virgin Media Finance plc,		
4.875%, 2-15-22	284	239
Wireless Telecommunication Service – 0.3%		
America Movil, S.A.B. de C.V.,		
3.625%, 3-30-15	1,200	1,238
American Tower Corporation:		
4.625%, 4-1-15	500	522
4.700%, 3-15-22	1,400	1,362
Crown Castle International Corp.,		
5.250%, 1–15–23	1,046	962
		4,084
TOTAL CORPORATE DEBT SECURITIES – 16.6%		**$223,888**
(Cost: $221,596)		
OTHER GOVERNMENT SECURITIES		
Canada – 0.0%		
TransCanada PipeLines Ltd,		
0.750%, 1–15–16	500	497
Israel – 0.1%		
State of Israel,		
4.000%, 6–30–22	1,250	1,298
Qatar – 0.2%		
State of Qatar:		
4.000%, 1–20–15 (C)	750	778
3.125%, 1–20–17 (C)	1,000	1,045
		1,823
Supranational – 0.0%		
International Bank for Reconstruction and Development,		
2.375%, 5–26–15	450	465
TOTAL OTHER GOVERNMENT SECURITIES – 0.3%		**$ 4,083**
(Cost: $3,933)		

Ivy Balanced Fund (in thousands) SEPTEMBER 30, 2013 (UNAUDITED)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Mortgage–Backed Obligations – 0.1%		
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.000%, 9–1–17	$ 76	$ 81
5.000%, 1–1–18	47	50
5.500%, 4–1–18	19	19
6.500%, 10–1–28	69	77
6.500%, 2–1–29	10	12
7.000%, 11–1–31	71	84
6.500%, 2–1–32	57	64
7.000%, 2–1–32	93	110
7.000%, 3–1–32	40	48
7.000%, 7–1–32	48	54
6.000%, 9–1–32	224	249
6.500%, 9–1–32	48	53
5.500%, 5–1–33	80	88
5.500%, 6–1–33	48	53
		1,042
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.1%		**$ 1,042**
(Cost: $949)		

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Obligations – 3.5%		
United States Treasury Notes:		
4.250%, 8–15–15	3,000	3,221
0.375%, 1–15–16	14,000	13,992
0.625%, 7–15–16	8,000	8,012
0.875%, 1–31–17	3,000	3,008
0.625%, 5–31–17	8,500	8,406
1.375%, 11–30–18	10,000	9,971
		46,610
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 3.5%		**$46,610**
(Cost: $46,333)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 5.3%		
Anheuser-Busch InBev Worldwide Inc. (GTD by AB INBEV/BBR/COB), 0.180%, 10–18–13 (E)	$ 3,000	$ 3,000
Automatic Data Processing Inc., 0.050%, 10–2–13 (E)	5,000	5,000
BHP Billiton Finance (USA) Limited (GTD by BHP Billiton Limited), 0.110%, 11–18–13 (E)	5,000	4,999
Caterpillar Financial Services Corporation (GTD by Caterpillar Inc.), 0.070%, 11–22–13 (E)	5,000	4,999
Danaher Corporation:		
0.090%, 10–1–13 (E)	5,000	5,000
0.090%, 10–25–13 (E)	7,000	7,000
Diageo Capital plc (GTD by Diageo plc), 0.180%, 10–7–13 (E)	7,000	7,000
General Mills, Inc., 0.130%, 10–2–13 (E)	6,000	6,000
GlaxoSmithKline Finance plc (GTD by GlaxoSmithKline plc), 0.080%, 10–18–13 (E)	10,000	9,999
Hewlett-Packard Company, 0.360%, 10–21–13 (E)	3,000	2,999
Illinois Tool Works Inc., 0.060%, 10–10–13 (E)	5,500	5,500
Prudential Funding, LLC (GTD by Prudential Financial, Inc.), 0.050%, 10–1–13 (E)	2,314	2,314
St. Jude Medical, Inc., 0.180%, 11–12–13 (E)	3,500	3,499
Straight-A Funding, LLC (GTD by Federal Financing Bank), 0.070%, 10–7–13 (E)	1,500	1,500
Verizon Communications Inc., 0.210%, 10–21–13 (E)	3,000	3,000
		71,809

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.0%		
Toyota Motor Credit Corporation, 0.100%, 10–2–13 (F)	$ 562	$ 562
Municipal Obligations – Taxable – 0.8%		
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2008A (GTD by Air Products and Chemicals, Inc.), 0.060%, 10–1–13 (F)	2,000	2,000
MA Hlth and Edu Fac Auth, Var Rate Rev Bonds, Dana-Farber Cancer Institute Issue, Ser 2008L-1 (GTD by JPMorgan Chase Bank, N.A.), 0.070%, 10–7–13 (F)	1,400	1,400
MS Business Fin Corp, Gulf Opp Zone Indl Dev Var Rev Bonds (Chevron U.S.A. Inc. Proj), Ser E (GTD by Chevron Corporation), 0.050%, 10–1–13 (F)	1,812	1,812
NYC GO Bonds, Fiscal 2006 Ser E (GTD by Bank of America, N.A.), 0.080%, 10–7–13 (F)	4,400	4,400
		9,612
TOTAL SHORT-TERM SECURITIES – 6.1%		**$ 81,983**
(Cost: $81,984)		
TOTAL INVESTMENT SECURITIES – 99.4%		**$1,338,443**
(Cost: $1,153,502)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.6%		**7,833**
NET ASSETS – 100.0%		**$1,346,276**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Listed on an exchange outside the United States.

(C)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2013, the total value of these securities amounted to $32,281 or 2.4% of net assets.

(D)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013.

(E)Rate shown is the yield to maturity at September 30, 2013.

(F)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013. Date shown represents the date that the variable rate resets.

SCHEDULE OF INVESTMENTS
Ivy Balanced Fund *(in thousands)*

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 980,837	$ —	$ —
Corporate Debt Securities	—	223,888	—
Other Government Securities	—	4,083	—
United States Government Agency Obligations	—	1,042	—
United States Government Obligations	—	46,610	—
Short-Term Securities	—	81,983	—
Total	$ 980,837	$ 357,606	$ —

As of September 30, 2013, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS
Ivy Energy Fund

ALL DATA IS AS OF SEPTEMBER 30, 2013 (UNAUDITED)

Asset Allocation

Stocks	**96.8%**
Energy	94.1%
Industrials	2.7%
Cash and Cash Equivalents	**3.2%**

Lipper Rankings

Category: Lipper Natural Resources Funds	Rank	Percentile
1 Year	11/73	15
3 Year	34/66	51
5 Year	20/62	32

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**87.5%**
United States	83.8%
Canada	3.7%
Europe	**8.2%**
Netherlands	4.4%
Other Europe	3.8%
Pacific Basin	**1.1%**
Cash and Cash Equivalents	**3.2%**

Top 10 Equity Holdings

Company	Sector	Industry
Continental Resources, Inc.	Energy	Oil & Gas Exploration & Production
Schlumberger Limited	Energy	Oil & Gas Equipment & Services
National Oilwell Varco, Inc.	Energy	Oil & Gas Equipment & Services
Core Laboratories N.V.	Energy	Oil & Gas Equipment & Services
Anadarko Petroleum Corporation	Energy	Oil & Gas Exploration & Production
EOG Resources, Inc.	Energy	Oil & Gas Exploration & Production
Halliburton Company	Energy	Oil & Gas Equipment & Services
Cabot Oil & Gas Corporation	Energy	Oil & Gas Exploration & Production
Occidental Petroleum Corporation	Energy	Integrated Oil & Gas
Noble Energy, Inc.	Energy	Oil & Gas Exploration & Production

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Energy Fund *(in thousands)*

COMMON STOCKS	Shares	Value
Coal & Consumable Fuels – 1.3%		
Cameco Corporation	63	$ 1,133
Peabody Energy Corporation	56	963
		2,096
Construction & Engineering – 2.7%		
Fluor Corporation	60	4,279
Integrated Oil & Gas – 6.0%		
Chevron Corporation	6	717
Exxon Mobil Corporation	17	1,454
Hess Corporation	10	781
Occidental Petroleum Corporation	51	4,811
Suncor Energy Inc.	54	1,914
		9,677
Oil & Gas Drilling – 4.0%		
Ensco plc	23	1,256
Helmerich & Payne, Inc.	34	2,373
Seadrill Limited	35	1,582
Transocean Inc.	27	1,208
		6,419
Oil & Gas Equipment & Services – 32.4%		
Baker Hughes Incorporated	63	3,074
Basic Energy Services, Inc. (A)	120	1,511
Cameron International Corporation (A)	66	3,879
Core Laboratories N.V.	37	6,278
Dresser-Rand Group Inc. (A)	46	2,883
Dril-Quip, Inc. (A)	36	4,165
FMC Technologies, Inc. (A)	42	2,322
Forum Energy Technologies, Inc. (A)	104	2,797
Frank's International N.V.	29	868
Halliburton Company	116	5,561
National Oilwell Varco, Inc.	83	6,507
Schlumberger Limited	79	6,984
Superior Energy Services, Inc. (A)	88	2,210
Weatherford International Ltd. (A)	210	3,213
		52,252
Oil & Gas Exploration & Production – 37.5%		
Anadarko Petroleum Corporation	64	5,939
Athlon Energy Inc. (A)	55	1,810

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Exploration & Production (Continued)		
Bonanza Creek Energy, Inc. (A)	55	$ 2,671
Cabot Oil & Gas Corporation	141	5,255
Canadian Natural Resources Limited	31	959
Cimarex Energy Co.	38	3,673
CNOOC Limited, ADR	8	1,695
Cobalt International Energy, Inc. (A)	67	1,659
Concho Resources Inc. (A)	14	1,529
ConocoPhillips	11	796
Continental Resources, Inc. (A)	69	7,400
EOG Resources, Inc.	33	5,577
Goodrich Petroleum Corporation (A)	32	786
Gulfport Energy Corporation (A)	50	3,198
Laredo Petroleum Holdings, Inc. (A)	31	928
Marathon Oil Corporation	44	1,545
Noble Energy, Inc.	65	4,336
Oasis Petroleum LLC (A)	44	2,164
Petroleum Development Corporation (A)	28	1,640
Pioneer Natural Resources Company	14	2,728
Southwestern Energy Company (A)	109	3,973
		60,261
Oil & Gas Refining & Marketing – 1.7%		
Clean Energy Fuels Corp. (A)	69	878
Marathon Petroleum Corporation, LP	52	1,906
		2,784
Oil & Gas Storage & Transportation – 11.2%		
El Paso Pipeline Partners, L.P.	62	2,616
Enbridge Inc.	45	1,857
Energy Transfer Equity, L.P.	14	898
Kinder Morgan Management, LLC (A)	17	1,297
Kinder Morgan, Inc.	37	1,312
MarkWest Energy Partners, L.P.	35	2,542
Phillips 66 Partners LP (A)	48	1,483
Regency Energy Partners LP	57	1,637

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Storage & Transportation (Continued)		
Targa Resources Corp.	30	$ 2,174
Williams Companies, Inc. (The)	60	2,163
		17,979
TOTAL COMMON STOCKS – 96.8%		$155,747
(Cost: $102,964)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 5.2%		
St. Jude Medical, Inc., 0.180%, 11–12–13 (B)	$2,000	2,000
Straight-A Funding, LLC (GTD by Federal Financing Bank), 0.070%, 10–7–13 (B)	4,000	4,000
Wisconsin Electric Power Co., 0.100%, 10–1–13 (B)	2,462	2,462
		8,462
Master Note – 2.3%		
Toyota Motor Credit Corporation, 0.100%, 10–2–13 (C)	3,693	3,693
TOTAL SHORT-TERM SECURITIES – 7.5%		$ 12,155
(Cost: $12,155)		
TOTAL INVESTMENT SECURITIES – 104.3%		$167,902
(Cost: $115,119)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (4.3%)		(6,850)
NET ASSETS – 100.0%		$161,052

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at September 30, 2013.

(C) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013. Date shown represents the date that the variable rate resets.

Ivy Energy Fund *(in thousands)* SEPTEMBER 30, 2013 (UNAUDITED)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$155,747	$ —	$ —
Short-Term Securities	—	12,155	—
Total	$155,747	$ 12,155	$ —

As of September 30, 2013, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

Country Diversification	
(as a % of net assets)	
United States	83.8%
Netherlands	4.4%
Canada	3.7%
Switzerland	2.0%
China	1.1%
Norway	1.0%
Other Countries	0.8%
Other+	3.2%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

Ivy Global Natural Resources Fund

ALL DATA IS AS OF SEPTEMBER 30, 2013 (UNAUDITED)

Asset Allocation

Stocks	**93.8%**
Energy	63.9%
Materials	26.5%
Industrials	2.4%
Financials	1.0%
Purchased Options	**4.0%**
Cash and Cash Equivalents	**2.2%**

Lipper Rankings

Category: Lipper Global Natural Resources Funds	Rank	Percentile
1 Year	72/151	48
3 Year	91/124	73
5 Year	76/98	77
10 Year	31/34	89

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**77.0%**
United States	70.4%
Canada	6.6%
Europe	**14.6%**
United Kingdom	7.5%
Netherlands	3.5%
Other Europe	3.6%
Pacific Basin	**2.2%**
Cash and Cash Equivalents and Options	**6.2%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Halliburton Company	United States	Energy	Oil & Gas Equipment & Services
Schlumberger Limited	United States	Energy	Oil & Gas Equipment & Services
Rio Tinto plc	United Kingdom	Materials	Diversified Metals & Mining
Freeport-McMoRan Copper & Gold Inc., Class B	United States	Materials	Diversified Metals & Mining
EOG Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
National Oilwell Varco, Inc.	United States	Energy	Oil & Gas Equipment & Services
Continental Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
Anadarko Petroleum Corporation	United States	Energy	Oil & Gas Exploration & Production
Pioneer Natural Resources Company	United States	Energy	Oil & Gas Exploration & Production
Noble Energy, Inc.	United States	Energy	Oil & Gas Exploration & Production

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Global Natural Resources Fund *(in thousands)*

COMMON STOCKS	Shares	Value
Canada – 6.6%		
Canadian Pacific Railway Limited	168	$ 20,764
Goldcorp Inc.	1,489	38,729
Suncor Energy Inc.	1,500	53,633
Yamana Gold Inc.	1,650	17,156
		130,282
China – 0.0%		
China Metal Recycling (Holdings) Limited	30,000	—*
Netherlands – 3.5%		
Chicago Bridge & Iron Company N.V., NY Shares	200	13,554
Core Laboratories N.V.	68	11,506
Frank's International N.V.	395	11,808
LyondellBasell Industries N.V., Class A	425	31,122
		67,990
Norway – 1.2%		
Seadrill Limited	523	23,577
South Korea – 2.2%		
LG Chem, Ltd.	150	42,920
Switzerland – 2.4%		
Weatherford International Ltd. (A)	3,069	47,048
United Kingdom – 7.5%		
BHP Billiton plc	1,660	48,915
Randgold Resources Limited, ADR	294	21,055
Rio Tinto plc	1,582	77,422
		147,392
United States – 70.4%		
Anadarko Petroleum Corporation	651	60,550
Axiall Corporation	775	29,287
Baker Hughes Incorporated	1,043	51,204
Boise Inc.	1,750	22,050
Cabot Oil & Gas Corporation	941	35,111
Cameron International Corporation (A)	807	47,078
CME Group Inc.	267	19,744
Cobalt International Energy, Inc. (A)	690	17,143
Concho Resources Inc. (A)	226	24,597
ConocoPhillips	155	10,802
Continental Resources, Inc. (A)	586	62,876
Dow Chemical Company (The)	1,249	47,973
Dresser-Rand Group Inc. (A)	334	20,829
Dril-Quip, Inc. (A)	226	25,974
Eastman Chemical Company	250	19,475

COMMON STOCKS (Continued)	Shares	Value
United States (Continued)		
EOG Resources, Inc.	409	$ 69,252
Fluor Corporation	157	11,119
FMC Technologies, Inc. (A)	759	42,042
Forum Energy Technologies, Inc. (A)	710	19,176
Freeport-McMoRan Copper & Gold Inc., Class B	2,250	74,430
Gulfport Energy Corporation (A)	362	23,275
Halliburton Company	2,185	105,211
Hess Corporation	137	10,576
Laredo Petroleum Holdings, Inc. (A)	466	13,823
MarkWest Energy Partners, L.P.	149	10,788
Monsanto Company	378	39,488
National Oilwell Varco, Inc.	841	65,706
Noble Energy, Inc.	811	54,372
Oasis Petroleum LLC (A)	468	22,976
Occidental Petroleum Corporation	250	23,385
Petroleum Development Corporation (A)	203	12,072
Pioneer Natural Resources Company	318	60,010
PPG Industries, Inc.	64	10,633
Schlumberger Limited	1,150	101,614
Southwestern Energy Company (A)	1,006	36,615
Superior Energy Services, Inc. (A)	1,600	40,064
Williams Companies, Inc. (The)	1,250	45,450
		1,386,770
TOTAL COMMON STOCKS – 93.8%		$1,845,979

(Cost: $1,592,052)

PREFERRED STOCKS		
United States – 0.0%		
Konarka Technologies, Inc., 8.000% Cumulative (A)(B)	3,500	—
TOTAL PREFERRED STOCKS – 0.0%		$ —

(Cost: $10,850)

PURCHASED OPTIONS	Number of Contracts (Unrounded)	Value
Cameron International Corporation, Call $50.00, Expires 11–16–13	8,000	$ 7,120
Market Vectors Gold Miners ETF, Call $24.00, Expires 12–21–13	25,000	6,575
Occidental Petroleum Corporation, Call $60.00, Expires 11–16–13	9,000	30,128
Schlumberger Limited, Call $55.00, Expires 11–16–13	10,500	35,306
TOTAL PURCHASED OPTIONS – 4.0%		$ 79,129

(Cost: $73,237)

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 0.7%		
Air Products and Chemicals, Inc., 0.070%, 10–3–13 (C)	$10,000	10,000
St. Jude Medical, Inc., 0.150%, 10–15–13 (C)	4,000	4,000
		14,000
Master Note – 0.1%		
Toyota Motor Credit Corporation, 0.100%, 10–2–13 (D)	1,467	1,467
TOTAL SHORT-TERM SECURITIES – 0.8%		$ 15,467

(Cost: $15,467)

TOTAL INVESTMENT SECURITIES – 98.6%		$1,940,575

(Cost: $1,691,606)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.4%		26,781
NET ASSETS – 100.0%		$1,967,356

Notes to Schedule of Investments

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Restricted security. At September 30, 2013, the Fund owned the following restricted security:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Konarka Technologies, Inc., 8.000% Cumulative	8–31–07	3,500	$10,850	$—

The total value of this security represented 0.0% of net assets at September 30, 2013.

(C) Rate shown is the yield to maturity at September 30, 2013.

(D) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013. Date shown represents the date the variable rate resets.

The following forward foreign currency contracts were outstanding at September 30, 2013:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	British Pound	State Street Global Markets	6,950	10–23–13	$ —	$106
Sell	British Pound	Societe Generale Bank	53,070	10–23–13	—	786
Sell	Canadian Dollar	State Street Global Markets	16,815	10–23–13	83	—
Sell	Canadian Dollar	Societe Generale Bank	70,040	10–23–13	378	—
Sell	South Korean Won	Societe Generale Bank	21,150,000	10–23–13	19	—
					$480	$892

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Energy	$1,260,141	$ —	$ —
Financials	19,744	—	—
Industrials	45,437	—	—
Materials	520,657	—	—*
Total Common Stocks	$1,845,979	$ —	$ —*
Purchased Options	6,575	72,554	—
Short-Term Securities	—	15,467	—
Total	$1,852,554	$ 88,021	$ —*
Forward Foreign Currency Contracts	$ —	$ 480	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 892	$ —

There were no transfers between any levels during the period ended September 30, 2013.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

Market Sector Diversification	
(as a % of net assets)	
Energy	63.9%
Materials	26.5%
Industrials	2.4%
Financials	1.0%
Other+	6.2%

+ Includes options, cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**96.9%**
Financials	96.5%
Telecommunication Services	0.4%
Cash and Cash Equivalents	**3.1%**

Country Weightings

North America	**49.6%**
United States	46.3%
Other North America	3.3%
Pacific Basin	**32.0%**
Japan	13.8%
Hong Kong	7.1%
Australia	7.1%
Singapore	3.6%
Other Pacific Basin	0.4%
Europe	**13.0%**
France	4.3%
United Kingdom	3.8%
Other Europe	4.9%
Bahamas/Caribbean	**2.3%**
Cash and Cash Equivalents	**3.1%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Simon Property Group, Inc.	United States	Financials	Retail REITs
Mitsubishi Estate Co., Ltd.	Japan	Financials	Real Estate Management & Development
Mitsui Fudosan Co., Ltd.	Japan	Financials	Real Estate Management & Development
AvalonBay Communities, Inc.	United States	Financials	Residential REITs
Boston Properties, Inc.	United States	Financials	Office REITs
Equity Residential	United States	Financials	Residential REITs
Unibail-Rodamco	France	Financials	Retail REITs
Westfield Group	Australia	Financials	Retail REITs
HCP, Inc.	United States	Financials	Specialized REITs
Public Storage, Inc.	United States	Financials	Specialized REITs

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Global Real Estate Fund (in thousands) SEPTEMBER 30, 2013 (UNAUDITED)

COMMON STOCKS	Shares	Value
Australia – 7.1%		
DEXUS Property Group	321	$ 302
GPT Group	67	216
Investa Office Fund	38	103
Mirvac Group	147	238
Westfield Group	60	616
		1,475
Belgium – 0.4%		
Befimmo NV/SA	1	79
Bermuda – 2.3%		
Hongkong Land Holdings Limited	41	270
Kerry Properties Limited	49	209
		479
Canada – 3.3%		
Brookfield Canada Office Properties	1	20
Calloway Real Estate Investment Trust	3	80
Canadian Apartments Properties Real Estate Investment Trust	4	161
Canadian Real Estate Investement Trust	3	61
Dundee Real Estate Investment Trust	3	77
First Capital Realty Inc.	7	113
H&R Real Estate Investment Trust	2	40
Northern Property Real Estate Investment Trust	1	20
RioCan Real Estate Investment Trust	5	115
		687
China – 0.4%		
China Resources Land Limited (A)	32	91
Finland – 0.4%		
Sponda plc	15	77
France – 4.3%		
Gecina	1	86
Icade	1	101
Mercialys S.A.	4	82
Unibail-Rodamco	3	630
		899
Germany – 1.4%		
alstria office REIT-AG	2	25
Deutsche Annington Immobilien SE (A)	—*	3
Deutsche EuroShop AG	2	77
Deutsche Wohnen AG	1	21
LEG Immobilien AG	3	157
		283
Hong Kong – 7.1%		
China Overseas Land & Investment Limited	13	38
Great Eagle Holdings Limited	10	$ 36
Hysan Development Company Limited	39	174
Sino Land Company Limited	90	133
Sun Hung Kai Properties Limited	17	231
Swire Properties Limited	115	323
Wharf (Holdings) Limited (The)	61	528
		1,463
Japan – 13.8%		
GLP J-REIT	—*	227
Mitsubishi Estate Co., Ltd.	37	1,090
Mitsui Fudosan Co., Ltd.	26	872
Nippon Building Fund Inc.	—*	298
Nippon Prologis REIT, Inc.	—*	269
Nomura Real Estate Master Fund, Inc.	—*	98
		2,854
Jersey – 0.1%		
Atrium European Real Estate Limited	5	31
Netherlands – 1.0%		
Corio N.V.	2	86
Wereldhave N.V.	2	115
		201
Singapore – 3.6%		
CapitaCommercial Trust	84	97
CapitaLand Limited	74	182
CapitaMall Trust	40	62
Global Logistic Properties Limited	79	182
Keppel Land Limited	23	65
Mapletree Investments Pte Ltd	61	66
Suntec Real Estate Investment Trust	77	100
		754
Sweden – 0.5%		
Wihlborgs Fastigheter AB	6	97
Switzerland – 1.1%		
PSP Swiss Property Ltd, Registered Shares	3	221
United Kingdom – 3.8%		
British Land Company plc (The) (A)	24	223
Derwent London plc	3	97
Hammerson plc	17	139
Land Securities Group plc	7	104
Metric Property Investments plc	45	87
SEGRO plc	14	69
Shaftesbury plc	8	75
		794
United States – 46.3%		
Alexandria Real Estate Equities, Inc.	4	$ 245
American Tower Corporation, Class A	1	84
AvalonBay Communities, Inc.	6	819
BioMed Realty Trust, Inc.	4	68
Boston Properties, Inc.	7	783
CBL & Associates Properties, Inc.	9	172
Corporate Office Properties Trust	3	69
DDR Corp.	10	159
DiamondRock Hospitality Company	15	160
Duke Realty Corporation	12	178
DuPont Fabros Technology, Inc.	2	51
Equity One, Inc.	3	68
Equity Residential	15	778
Extra Space Storage Inc.	2	75
Federal Realty Investment Trust	3	291
General Growth Properties, Inc.	16	316
HCP, Inc.	15	614
Host Hotels & Resorts, Inc.	20	361
LaSalle Hotel Properties	8	217
ProLogis	6	226
Public Storage, Inc.	3	561
Rexford Industrial Realty, Inc. (A)	1	18
Simon Property Group, Inc.	9	1,339
SL Green Realty Corp.	2	178
Tanger Factory Outlet Centers, Inc.	3	82
Taubman Centers, Inc.	3	198
Terreno Realty Corporation	1	16
UDR, Inc.	18	420
Ventas, Inc.	8	502
Vornado Realty Trust	5	450
Weingarten Realty Investors	3	93
		9,591
TOTAL COMMON STOCKS – 96.9%		**$20,076**

(Cost: $20,456)

Ivy Global Real Estate Fund (in thousands) SEPTEMBER 30, 2013 (UNAUDITED)

SHORT-TERM SECURITIES	Principal	Value
Master Note – 2.2%		
Toyota Motor Credit Corporation, 0.100%, 10–2–13 (B) . . .	$448	$ 448
TOTAL SHORT-TERM SECURITIES – 2.2%		**$ 448**
(Cost: $448)		
TOTAL INVESTMENT SECURITIES – 99.1%		**$20,524**
(Cost: $20,904)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.9%		**195**
NET ASSETS – 100.0%		**$20,719**

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013. Date shown represents the date the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Financials	$19,992	$ —	$ —
Telecommunication Services	84	—	—
Total Common Stocks	$20,076	$ —	$ —
Short-Term Securities	—	448	—
Total	$20,076	$ 448	$ —

As of September 30, 2013, there were no transfers between Level 1 and 2 during the period.

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trusts

Market Sector Diversification	
(as a % of net assets)	
Financials	96.5%
Telecommunication Services	0.4%
Other+	3.1%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy Global Risk-Managed Real Estate Fund ALL DATA IS AS OF SEPTEMBER 30, 2013 (UNAUDITED)

Asset Allocation

Stocks	**98.4%**
Financials	98.4%
Cash and Cash Equivalents	**1.6%**

Country Weightings

North America	**49.9%**
United States	46.5%
Other North America	3.4%
Pacific Basin	**32.9%**
Japan	14.3%
Australia	7.2%
Hong Kong	6.5%
Singapore	4.9%
Europe	**13.0%**
United Kingdom	3.9%
Germany	3.6%
Other Europe	5.5%
Bahamas/Caribbean	**2.6%**
Cash and Cash Equivalents	**1.6%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Simon Property Group, Inc.	United States	Financials	Retail REITs
AvalonBay Communities, Inc.	United States	Financials	Residential REITs
Boston Properties, Inc.	United States	Financials	Office REITs
Public Storage, Inc.	United States	Financials	Specialized REITs
Nippon Building Fund Inc.	Japan	Financials	Office REITs
HCP, Inc.	United States	Financials	Specialized REITs
Equity Residential	United States	Financials	Residential REITs
Nippon Prologis REIT, Inc.	Japan	Financials	Industrial REITs
GLP J-REIT	Japan	Financials	Industrial REITs
Westfield Group	Australia	Financials	Retail REITs

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Global Risk-Managed Real Estate Fund *(in thousands)*   SEPTEMBER 30, 2013 (UNAUDITED)

COMMON STOCKS	Shares	Value
Australia – 7.2%		
DEXUS Property Group	426	$ 400
GPT Group	118	384
Investa Office Fund	69	191
Westfield Group	88	903
Westfield Retail Trust	141	391
		2,269
Bermuda – 2.6%		
Hongkong Land Holdings		
Limited	122	802
Canada – 3.4%		
Boardwalk Real Estate		
Investment Trust	1	77
Brookfield Canada Office		
Properties	5	117
Calloway Real Estate		
Investment Trust	7	174
Canadian Apartments		
Properties Real Estate		
Investment Trust	8	309
Dundee Real Estate Investment		
Trust	4	110
RioCan Real Estate Investment		
Trust	12	282
		1,069
France – 1.6%		
Unibail-Rodamco	2	505
Germany – 3.6%		
alstria office REIT-AG	33	416
Deutsche EuroShop AG	10	424
Deutsche Wohnen AG	16	285
		1,125
Hong Kong – 6.5%		
Hysan Development Company		
Limited	131	584
Link Real Estate Investment		
Trust (The)	112	547
Swire Properties Limited	321	901
		2,032
Japan – 14.3%		
GLP J-REIT	1	931
Japan Real Estate Investment		
Corporation	—*	818
MORI TRUST Sogo Reit,		
Inc.	—*	382

COMMON STOCKS (Continued)	Shares	Value
Japan (Continued)		
Nippon Building Fund Inc.	—*	$1,153
Nippon Prologis REIT, Inc.	—*	938
Nomura Real Estate Master		
Fund, Inc.	—*	271
		4,493
Jersey – 0.9%		
Atrium European Real Estate		
Limited	49	279
Netherlands – 1.4%		
Wereldhave N.V.	6	440
Singapore – 4.9%		
CapitaCommercial Trust	385	446
Fortune Real Estate Investment		
Trust	401	331
Mapletree Investments		
Pte Ltd	395	425
Suntec Real Estate Investment		
Trust	255	332
		1,534
Switzerland – 1.6%		
PSP Swiss Property Ltd,		
Registered Shares	6	510
United Kingdom – 3.9%		
Derwent London plc	8	304
Hammerson plc	45	364
Land Securities Group plc	17	246
Shaftesbury plc	32	305
		1,219
United States – 46.5%		
Alexandria Real Estate Equities,		
Inc.	5	298
American Campus		
Communities, Inc.	11	386
AvalonBay Communities,		
Inc.	10	1,239
BioMed Realty Trust, Inc.	11	212
Boston Properties, Inc.	12	1,230
Douglas Emmett, Inc.	7	155
EastGroup Properties, Inc.	3	164
Equity One, Inc.	11	245
Equity Residential	19	1,039
Extra Space Storage Inc.	3	134

COMMON STOCKS (Continued)	Shares	Value
United States (Continued)		
Federal Realty Investment		
Trust	8	$ 776
HCP, Inc.	26	1,061
Home Properties, Inc.	2	134
Liberty Property Trust	6	222
Macerich Company		
(The)	5	306
ProLogis	7	262
Public Storage, Inc.	7	1,195
Simon Property		
Group, Inc.	14	2,137
Tanger Factory Outlet		
Centers, Inc.	6	202
Taubman Centers, Inc.	13	853
Terreno Realty		
Corporation	8	135
UDR, Inc.	23	534
Ventas, Inc.	13	825
Vornado Realty Trust	5	417
Washington Real Estate		
Investment Trust	13	318
Weingarten Realty		
Investors	4	123
		14,602
TOTAL COMMON STOCKS – 98.4%		**$30,879**
(Cost: $32,366)		

SHORT-TERM SECURITIES	Principal	
Master Note – 0.4%		
Toyota Motor Credit		
Corporation,		
0.100%, 10–213 (A)	$138	138
TOTAL SHORT-TERM SECURITIES – 0.4%		**$ 138**
(Cost: $138)		
TOTAL INVESTMENT SECURITIES – 98.8%		**$31,017**
(Cost: $32,504)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.2%		**385**
NET ASSETS – 100.0%		**$31,402**

Notes to Schedule of Investments

*Not shown due to rounding.

(A)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013. Date shown represents the date the variable rate resets.

Ivy Global Risk-Managed Real Estate Fund *(in thousands)* SEPTEMBER 30, 2013 (UNAUDITED)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Financials	$30,879	$ —	$ —
Total Common Stocks	$30,879	$ —	$ —
Short-Term Securities	—	138	—
Total	$30,879	$ 138	$ —

As of September 30, 2013, there were no transfers between Level 1 and 2 during the period.

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trusts

Market Sector Diversification	
(as a % of net assets)	
Financials	98.4%
Other+	1.6%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy Real Estate Securities Fund

Asset Allocation

Stocks	**97.6%**
Financials	92.3%
Consumer Discretionary	1.9%
Telecommunication Services	1.9%
Health Care	0.8%
Industrials	0.6%
Transportation	0.1%
Cash and Cash Equivalents	**2.4%**

Lipper Rankings

Category: Lipper Real Estate Funds	Rank	Percentile
1 Year	167/242	69
3 Year	168/204	82
5 Year	136/178	76
10 Year	75/109	69

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Simon Property Group, Inc.	Financials	Retail REITs
Public Storage, Inc.	Financials	Specialized REITs
ProLogis	Financials	Industrial REITs
Boston Properties, Inc.	Financials	Office REITs
Equity Residential	Financials	Residential REITs
AvalonBay Communities, Inc.	Financials	Residential REITs
Ventas, Inc.	Financials	Specialized REITs
HCP, Inc.	Financials	Specialized REITs
Host Hotels & Resorts, Inc.	Financials	Specialized REITs
Health Care REIT, Inc.	Financials	Specialized REITs

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Real Estate Securities Fund *(in thousands)*

COMMON STOCKS	Shares	Value
Airport Services – 0.1%		
Macquarie Infrastructure Company Trust	8	$ 439
Diversified REITs – 2.2%		
Spirit Realty Capital, Inc.	263	2,416
Vornado Realty Trust	113	9,466
		11,882
Health Care Facilities – 0.8%		
Brookdale Senior Living, Inc. (A)	156	4,103
Homebuilding – 1.3%		
Lennar Corporation (B)	50	1,781
Toll Brothers, Inc. (A)	89	2,895
WCI Communities, Inc. (A)	128	2,201
		6,877
Hotels, Resorts & Cruise Lines – 0.6%		
Starwood Hotels & Resorts Worldwide, Inc.	50	3,303
Industrial REITs – 5.5%		
EastGroup Properties, Inc.	90	5,299
ProLogis	595	22,390
Pure Industrial Real Estate Trust (C)	374	1,606
		29,295
Investment Banking & Brokerage – 0.2%		
Direxion Daily Real Estate Bull 3X Shares Fund	30	1,171
Mortgage REITs – 1.2%		
Colony Financial, Inc.	180	3,595
Starwood Property Trust, Inc.	110	2,646
		6,241
Office REITs – 12.4%		
BioMed Realty Trust, Inc.	379	7,040
Boston Properties, Inc.	204	21,754
Duke Realty Corporation	515	7,950
Hudson Pacific Properties, Inc.	259	5,047
Kilroy Realty Corporation	151	7,557
Parkway Properties, Inc.	343	6,097
SL Green Realty Corp.	114	10,140
		65,585
Office Services & Supplies – 0.6%		
CyrusOne Inc.	167	3,172
Real Estate Operating Companies – 1.0%		
Forest City Enterprises, Inc., Class A (A)	287	5,430
Residential REITs – 17.8%		
American Campus Communities, Inc.	178	6,070
Apartment Investment and Management Company, Class A	201	5,623

COMMON STOCKS (Continued)	Shares	Value
Residential REITs (Continued)		
AvalonBay Communities, Inc.	157	$ 19,890
Boardwalk Real Estate Investment Trust (C)	59	3,311
Camden Property Trust	171	10,531
Campus Crest Communities, Inc.	180	1,939
Colonial Properties Trust	89	2,003
Equity Residential	390	20,891
Essex Property Trust, Inc.	77	11,310
Mid-America Apartment Communities, Inc.	120	7,478
Post Properties	123	5,548
		94,594
Retail REITs – 26.6%		
Acadia Realty Trust	237	5,855
Agree Realty Corporation	126	3,789
AmREIT, Inc., Class B	111	1,928
CBL & Associates Properties, Inc.	320	6,120
DDR Corp.	605	9,506
Equity One, Inc.	126	2,752
Federal Realty Investment Trust	55	5,599
General Growth Properties, Inc.	621	11,980
Kimco Realty Corporation	385	7,768
Kite Realty Group Trust	647	3,838
Macerich Company (The)	190	10,709
RioCan Real Estate Investment Trust (C)	225	5,296
Simon Property Group, Inc.	354	52,500
Tanger Factory Outlet Centers, Inc.	246	8,022
Taubman Centers, Inc.	84	5,674
Weingarten Realty Investors	18	534
		141,870
Specialized REITs – 23.0%		
CubeSmart	412	7,358
Extra Space Storage Inc.	99	4,548
HCP, Inc.	381	15,594
Health Care REIT, Inc.	233	14,528
Hersha Hospitality Trust	487	2,720
Host Hotels & Resorts, Inc.	863	15,247
LaSalle Hotel Properties	111	3,173
Plum Creek Timber Company, Inc.	24	1,133
Public Storage, Inc.	148	23,825
Rayonier Inc.	48	2,682
Sovran Self Storage, Inc.	48	3,648
Summit Hotel Properties, Inc.	554	5,094
Sunstone Hotel Investors, Inc.	367	4,669
Ventas, Inc.	288	17,698
		121,917

COMMON STOCKS (Continued)	Shares	Value
Wireless Telecommunication Service – 1.9%		
American Tower Corporation, Class A	80	$ 5,945
SBA Communications Corporation (A)	50	4,023
		9,968
TOTAL COMMON STOCKS – 95.2%		$505,847
(Cost: $385,606)		
PREFERRED STOCKS		
Office REITs – 2.0%		
Digital Realty Trust, Inc., Series E, 7.000%	191	10,120
Specialized REITs – 0.4%		
Pebblebrook Hotel Trust, Series B, 8.000%	92	2,363
TOTAL PREFERRED STOCKS – 2.4%		$ 12,483
(Cost: $11,915)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 0.9%		
McCormick & Co. Inc., 0.160%, 10–1–13 (D)	$3,000	3,000
Straight-A Funding, LLC (GTD by Federal Financing Bank), 0.070%, 10–7–13 (D)	2,000	2,000
		5,000
Master Note – 1.1%		
Toyota Motor Credit Corporation, 0.100%, 10–2–13 (E)	5,652	5,652
TOTAL SHORT-TERM SECURITIES – 2.0%		$ 10,652
(Cost: $10,652)		
TOTAL INVESTMENT SECURITIES – 99.6%		$528,982
(Cost: $408,173)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.4%		1,916
NET ASSETS – 100.0%		$530,898

Ivy Real Estate Securities Fund *(in thousands)* SEPTEMBER 30, 2013 (UNAUDITED)

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of the security position is held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(C)Listed on an exchange outside the United States.

(D)Rate shown is the yield to maturity at September 30, 2013.

(E)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013. Date shown represents the date the variable rate resets.

The following written options were outstanding at September 30, 2013 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Lennar Corporation	N/A	Call	252	October 2013	$39.00	$11	$(5)
	N/A	Call	111	October 2013	40.00	9	(1)
						$20	$(6)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$505,847	$ —	$ —
Preferred Stocks	12,483	—	—
Short-Term Securities	—	10,652	—
Total	$518,330	$ 10,652	$ —
Liabilities			
Written Options	$ 6	$ —	$ —

As of September 30, 2013, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

GTD = Guaranteed
OTC = Over the Counter
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Ivy Science and Technology Fund

Asset Allocation

Stocks	**90.8%**
Information Technology	62.4%
Health Care	17.2%
Industrials	4.8%
Consumer Discretionary	2.3%
Materials	2.1%
Telecommunication Services	1.5%
Consumer Staples	0.5%
Warrants	**0.0%**
Bonds	**0.8%**
Corporate Debt Securities	0.8%
Cash and Cash Equivalents	**8.4%**

Country Weightings

North America	**78.4%**
United States	78.4%
Pacific Basin	**6.1%**
Europe	**3.8%**
Bahamas/Caribbean	**1.7%**
South America	**1.6%**
Cash and Cash Equivalents	**8.4%**

Lipper Rankings

Category: Lipper Science & Technology Funds	Rank	Percentile
1 Year	13/152	9
3 Year	9/149	6
5 Year	26/136	19
10 Year	3/103	3

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Micron Technology, Inc.	Information Technology	Semiconductors
Cree, Inc.	Information Technology	Semiconductors
Alliance Data Systems Corporation	Information Technology	Data Processing & Outsourced Services
Aspen Technology, Inc.	Information Technology	Application Software
Microsoft Corporation	Information Technology	Systems Software
Acxiom Corporation	Information Technology	IT Consulting & Other Services
Facebook, Inc., Class A	Information Technology	Internet Software & Services
Vertex Pharmaceuticals Incorporated	Health Care	Biotechnology
Google Inc., Class A	Information Technology	Internet Software & Services
UnitedHealth Group Incorporated	Health Care	Managed Health Care

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Science and Technology Fund (in thousands) SEPTEMBER 30, 2013 (UNAUDITED)

COMMON STOCKS	Shares	Value
Agricultural Products – 0.5%		
Darling International Inc. (A)	812	$ 17,180
Application Software – 7.3%		
ACI Worldwide, Inc. (A)	1,637	88,513
Aspen Technology, Inc. (A)	4,250	146,853
Silver Spring Networks, Inc. (A)	1,296	22,465
		257,831
Biotechnology – 7.2%		
ARIAD Pharmaceuticals, Inc. (A)	2,652	48,797
bluebird bio, Inc. (A)	435	11,730
Isis Pharmaceuticals, Inc. (A)	1,948	73,113
Vertex Pharmaceuticals Incorporated (A)	1,533	116,232
		249,872
Commodity Chemicals – 0.2%		
BioAmber Inc. (A)(B)	1,352	6,625
Communications Equipment – 2.0%		
Cisco Systems, Inc.	3,016	70,625
Computer Hardware – 1.7%		
Apple Inc.	126	60,071
Construction & Engineering – 0.3%		
Abengoa, S.A., Class B (C)	3,415	9,932
Consumer Electronics – 1.7%		
Harman International Industries, Incorporated	899	59,541
Data Processing & Outsourced Services – 9.8%		
Alliance Data Systems Corporation (A)	793	167,716
Euronet Worldwide, Inc. (A)	1,810	72,044
EVERTEC, Inc.	875	19,432
QIWI plc, ADR	836	26,146
WNS (Holdings) Limited, ADR (A)(B)	2,896	61,450
		346,788
Electronic Components – 1.2%		
Universal Display Corporation (A)	1,367	43,779
Electronic Equipment & Instruments – 0.9%		
Itron, Inc. (A)	709	30,349
Fertilizers & Agricultural Chemicals – 1.9%		
Marrone Bio Innovations, Inc. (A)	460	7,758
Monsanto Company	580	60,503
		68,261
Health Care Equipment – 2.7%		
Boston Scientific Corporation (A)	4,382	$ 51,439
Volcano Corporation (A)	1,880	44,974
		96,413
Health Care Facilities – 1.1%		
Hologic, Inc. (A)	1,895	39,132
Health Care Services – 0.6%		
Envision Healthcare Holdings, Inc. (A)	194	5,055
Fleury S.A. (C)	2,165	17,640
		22,695
Health Care Technology – 1.9%		
Cerner Corporation (A)	1,288	67,684
Industrial Machinery – 4.0%		
ESCO Technologies Inc. (B)	1,411	46,881
Pentair, Inc.	1,481	96,196
		143,077
Integrated Telecommunication Services – 1.5%		
China Unicom Limited (C)	22,150	34,556
Windstream Corporation	2,531	20,250
		54,806
Internet Software & Services – 6.8%		
21Vianet Group, Inc., ADR (A)	856	14,117
Facebook, Inc., Class A (A)	2,318	116,477
Google Inc., Class A (A)	125	109,401
		239,995
IT Consulting & Other Services – 6.9%		
Acxiom Corporation (A)(B)	4,106	116,572
EPAM Systems, Inc. (A)	987	34,055
iGATE Corporation (A)	2,758	76,570
Leidos Holdings, Inc.	14	617
SK C&C Co., Ltd. (C)	165	17,640
		245,454
Managed Health Care – 3.6%		
Odontoprev S.A. (C)	5,255	23,214
UnitedHealth Group Incorporated	1,473	105,467
		128,681
Movies & Entertainment – 0.6%		
News Corporation Limited, Class A	672	22,525
Office Services & Supplies – 0.1%		
CyrusOne Inc.	144	2,733
Pharmaceuticals – 0.1%		
Shire Pharmaceuticals Group plc, ADR	16	$ 1,906
Research & Consulting Services – 0.4%		
Qualicorp S.A. (A)(C)	1,507	13,705
Semiconductor Equipment – 1.7%		
Applied Materials, Inc.	1,509	26,470
Nanometrics Incorporated (A)	1,046	16,861
Photronics, Inc. (A)	1,983	15,529
		58,860
Semiconductors – 20.4%		
Cree, Inc. (A)	3,123	187,966
Cypress Semiconductor Corporation	4,194	39,170
Marvell Technology Group Ltd.	3,772	43,378
Micron Technology, Inc. (A)	16,637	290,642
Microsemi Corporation (A)	1,857	45,042
Rambus Inc. (A)	2,381	22,380
Samsung Electronics Co., Ltd. (C)	71	90,694
Spansion Inc. (A)	326	3,293
		722,565
Systems Software – 3.7%		
Microsoft Corporation	3,922	130,628
TOTAL COMMON STOCKS – 90.8%		**$3,211,713**
(Cost: $2,223,422)		

WARRANTS		
Commodity Chemicals – 0.0%		
BioAmber Inc., Expires 5–9–17 (D)	1,126	901
TOTAL WARRANTS – 0.0%		**$ 901**
(Cost: $132)		

CORPORATE DEBT SECURITIES	Principal	
Semiconductors – 0.8%		
JinkoSolar Holding Co., Ltd., Convertible, 4.000%, 5–15–16 (E)	$17,880	17,444
Rambus Inc., Convertible, 1.125%, 8–15–18 (E)	11,613	12,012
		29,456
TOTAL CORPORATE DEBT SECURITIES – 0.8%		**$ 29,456**
(Cost: $27,483)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 7.4%		
Abbott Laboratories, 0.070%, 10–21–13 (F) . . .	$ 2,047	$ 2,047
American Honda Finance Corp. (GTD by Honda Motor Co.), 0.170%, 11–8–13 (F) . . .	5,000	4,999
Anheuser-Busch InBev Worldwide Inc. (GTD by AB INBEV/BBR/COB):		
0.170%, 10–15–13 (F) . . .	5,000	5,000
0.180%, 11–4–13 (F) . . .	2,500	2,500
Automatic Data Processing Inc., 0.050%, 10–2–13 (F) . . .	15,000	15,000
Bemis Company, Inc.:		
0.240%, 10–1–13 (F) . . .	10,100	10,100
0.250%, 10–15–13 (F) . . .	10,000	9,999
BHP Billiton Finance (USA) Limited (GTD by BHP Billiton Limited):		
0.080%, 10–24–13 (F) . . .	10,000	9,999
0.110%, 11–18–13 (F) . . .	5,000	4,999
0.190%, 11–20–13 (F) . . .	8,000	7,998
Caterpillar Financial Services Corporation (GTD by Caterpillar Inc.), 0.060%, 10–28–13 (F) . .	3,000	3,000
Clorox Company (The), 0.240%, 10–11–13 (F) . . .	7,300	7,299
CVS Caremark Corporation:		
0.180%, 10–7–13 (F) . . .	5,000	5,000
0.290%, 12–3–13 (F) . . .	5,000	4,997
Danaher Corporation, 0.090%, 10–25–13 (F) . . .	18,129	18,128
Emerson Electric Co., 0.070%, 11–21–13 (F) . . .	3,000	3,000
Enbridge Inc., 0.290%, 10–15–13 (F) . . .	20,000	19,997
GlaxoSmithKline Finance plc (GTD by GlaxoSmithKline plc), 0.080%, 10–18–13 (F) . . .	10,000	10,000
Harley-Davidson Financial Services (GTD by Harley-Davidson Credit Corp.):		
0.180%, 10–3–13 (F) . . .	9,000	9,000
0.170%, 10–16–13 (F) . . .	10,000	9,999

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
Hewlett-Packard Company:		
0.380%, 10–21–13 (F) . .	$ 7,000	$ 6,998
0.350%, 10–22–13 (F) . .	5,000	4,999
John Deere Financial Inc. (GTD by John Deere Capital Corporation), 0.080%, 10–15–13 (F) . .	12,377	12,377
McCormick & Co. Inc., 0.160%, 10–1–13 (F) . .	3,000	3,000
Mondelez International, Inc., 0.220%, 10–8–13 (F) . . .	3,562	3,562
Novartis Finance Corp. (GTD by Novartis AG), 0.050%, 10–2–13 (F) . .	3,000	3,000
St. Jude Medical, Inc.:		
0.090%, 10–1–13 (F) . . .	5,190	5,190
0.160%, 10–15–13 (F) . .	10,000	9,999
Straight–A Funding, LLC (GTD by Federal Financing Bank), 0.070%, 10–7–13 (F) . .	10,000	10,000
Toronto-Dominion Holdings USA Inc. (GTD by Toronto Dominion Bank), 0.100%, 10–18–13 (F) . .	5,001	5,001
Verizon Communications Inc., 0.210%, 10–21–13 (F) . .	9,000	8,999
Virginia Electric and Power Company:		
0.250%, 10–8–13 (F) . .	5,000	5,000
0.260%, 10–11–13 (F) . .	10,000	9,999
0.260%, 10–16–13 (F) . .	5,000	4,999
Wal–Mart Stores, Inc., 0.070%, 10–16–13 (F) . .	7,000	7,000
		263,184
Municipal Obligations – Taxable – 0.5%		
City of Whittier, Hlth Fac Rev Bonds (Presbyterian Intercmnty Hosp), Ser 2009 (GTD by U.S. Bank, N.A.), 0.050%, 10–7–13 (G) . .	1,000	1,000

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations – Taxable (Continued)		
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007D (GTD by Chevron Corporation), 0.060%, 10–1–13 (G) . .	$ 1,825	$ 1,825
MS Business Fin Corp, Gulf Opp Zone Indl Dev Var Rev Bonds (Chevron U.S.A. Inc. Proj), Ser E (GTD by Chevron Corporation), 0.050%, 10–1–13 (G) . .	1,415	1,415
NY Hsng Fin Agy, Clinton Park Phase II Hsng Rev Bonds, Ser 2011 A-1 (GTD by Wells Fargo Bank, N.A.), 0.050%, 10–7–13 (G) .	916	916
NYC GO Bonds, Fiscal 2008 Series L-4, 0.060%, 10–1–13 (G) .	11,000	11,000
		16,156
TOTAL SHORT-TERM SECURITIES – 7.9%		$ 279,340
(Cost: $279,342)		
TOTAL INVESTMENT SECURITIES – 99.5%		$3,521,410
(Cost: $2,530,379)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.5%		18,244
NET ASSETS – 100.0%		$3,539,654

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(C) Listed on an exchange outside the United States.

(D) Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(E) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2013, the total value of these securities amounted to $29,456 or 0.8% of net assets.

(F) Rate shown is the yield to maturity at September 30, 2013.

(G) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013. Date shown represents the date that the variable rate resets.

Ivy Science and Technology Fund (in thousands) SEPTEMBER 30, 2013 (UNAUDITED)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 82,066	$ —	$ —
Consumer Staples	17,180	—	—
Health Care	606,383	—	—
Industrials	169,447	—	—
Information Technology	2,206,945	—	—
Materials	74,886	—	—
Telecommunication Services	54,806	—	—
Total Common Stocks	$3,211,713	$ —	$ —
Warrants	901	—	—
Corporate Debt Securities	—	29,456	—
Short-Term Securities	—	279,340	—
Total	$3,212,614	$ 308,796	$ —

As of September 30, 2013, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

Country Diversification	
(as a % of net assets)	
United States	78.4%
South Korea	3.1%
Switzerland	2.7%
India	1.7%
Brazil	1.6%
China	1.3%
Bermuda	1.2%
Other Countries	1.6%
Other+	8.4%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Asset Strategy Fund[1]	Ivy Asset Strategy New Opportunities Fund[1]	Ivy Balanced Fund	Ivy Energy Fund	Ivy Global Natural Resources Fund	Ivy Global Real Estate Fund	Ivy Global Risk-Managed Real Estate Fund
ASSETS							
Investments in unaffiliated securities at value+	$25,774,683	$221,945	$1,338,443	$167,902	$1,940,575	$20,524	$31,017
Investments in affiliated securities at value+	2,480,585	—	—	—	—	—	—
Bullion at value+	2,442,889	18,571	—	—	—	—	—
Investments at Value	30,698,157	240,516	1,338,443	167,902	1,940,575	20,524	31,017
Cash	110,467	7,500	1	1	1	1	1
Cash denominated in foreign currencies at value+	1,759	4,351	—	—	—	173	87
Restricted cash+	6,522	6	—	—	—	—	—
Investment securities sold receivable	48,622	834	—	—	63,114	90	211
Dividends and interest receivable	112,833	136	2,336	93	2,697	60	114
Capital shares sold receivable	73,054	475	10,052	1,744	1,304	100	25
Receivable from affiliates	249	252	—	9	29	91	53
Unrealized appreciation on forward foreign currency contracts	—	—	—	—	480	—	—
Prepaid and other assets	639	37	84	39	593	58	58
Total Assets	31,052,302	254,107	1,350,916	169,788	2,008,793	21,097	31,566
LIABILITIES							
Investment securities purchased payable	250,674	1,895	2,795	8,257	32,563	364	143
Capital shares redeemed payable	37,647	729	1,498	398	6,033	1	9
Trustees and Chief Compliance Officer fees payable	1,003	5	29	4	589	—*	—*
Distribution and service fees payable	332	2	18	1	20	—*	—*
Shareholder servicing fee payable	6,888	126	236	59	1,150	5	5
Investment management fee payable	469	7	25	4	47	1	1
Accounting services fee payable	22	8	25	6	23	1	2
Unrealized depreciation on forward foreign currency contracts	34,116	55	—	—	892	—	—
Variation margin payable	15,686	—	—	—	—	—	—
Written options at value+	45,432	27	—	—	—	—	—
Other liabilities	811	30	14	7	120	6	4
Total Liabilities	393,080	2,884	4,640	8,736	41,437	378	164
Total Net Assets	$30,659,222	$251,223	$1,346,276	$161,052	$1,967,356	$20,719	$31,402
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$24,540,011	$312,308	$1,131,249	$124,601	$3,888,624	$21,173	$32,991
Undistributed (distributions in excess of) net investment income	140,844	(3,243)	1,037	(475)	(11,325)	72	162
Accumulated net realized gain (loss)	(1,203,066)	(85,935)	29,049	(15,857)	(2,158,540)	(147)	(264)
Net unrealized appreciation (depreciation)	7,181,433	28,093	184,941	52,783	248,597	(379)	(1,487)
Total Net Assets	$30,659,222	$251,223	$1,346,276	$161,052	$1,967,356	$20,719	$31,402
CAPITAL SHARES OUTSTANDING:							
Class A	286,887	14,957	27,832	7,079	62,199	1,741	1,623
Class B	26,684	461	2,644	338	3,297	24	101
Class C	311,273	3,829	16,854	1,756	21,793	54	216
Class E	2,219	10	7	10	364	N/A	N/A
Class I	375,723	3,620	6,028	598	15,529	208	857
Class R	4,666	57	24	72	2,536	40	200
Class Y	43,606	753	4,730	903	7,879	60	300
NET ASSET VALUE PER SHARE:							
Class A	$29.36	$10.65	$23.22	$15.09	$17.80	$9.74	$9.53
Class B	$28.34	$10.35	$23.00	$14.19	$15.63	$9.69	$9.49
Class C	$28.48	$10.39	$23.07	$14.36	$15.23	$9.69	$9.49
Class E	$29.42	$10.64	$23.31	$15.31	$18.05	N/A	N/A
Class I	$29.62	$10.70	$23.20	$15.44	$18.28	$9.73	$9.53
Class R	$29.19	$10.53	$23.20	$15.07	$17.62	$9.70	$9.50
Class Y	$29.41	$10.64	$23.22	$15.23	$18.08	$9.80	$9.54
+COST							
Investments in unaffiliated securities at cost	$20,341,111	$192,701	$1,153,502	$115,119	$1,691,606	$20,904	$32,504
Investments in affiliated securities at cost	881,061	—	—	—	—	—	—
Bullion at cost	2,246,717	20,045	—	—	—	—	—
Cash denominated in foreign currencies at cost	1,699	4,044	—	—	—	173	87
Written options premiums received at cost	38,100	94	—	—	—	—	—

*Not shown due to rounding.

(1)Consolidated Statements of Assets and Liabilities (See Note 6 to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Real Estate Securities Fund	Ivy Science and Technology Fund
ASSETS		
Investments in unaffiliated securities at value+	$528,982	$3,289,882
Investments in affiliated securities at value+	—	231,528
Investments at Value	**528,982**	**3,521,410**
Cash	1	262
Investment securities sold receivable	1,126	24,259
Dividends and interest receivable	1,718	1,601
Capital shares sold receivable	1,175	26,598
Receivable from affiliates	4	16
Prepaid and other assets	55	138
Total Assets	**533,061**	**3,574,284**
LIABILITIES		
Investment securities purchased payable	1,205	25,770
Capital shares redeemed payable	612	7,894
Trustees and Chief Compliance Officer fees payable	73	100
Distribution and service fees payable	4	30
Shareholder servicing fee payable	219	678
Investment management fee payable	12	79
Accounting services fee payable	12	23
Written options at value+	6	—
Other liabilities	20	56
Total Liabilities	**2,163**	**34,630**
Total Net Assets	**$530,898**	**$3,539,654**
NET ASSETS		
Capital paid in (shares authorized – unlimited)	$439,072	$2,420,509
Undistributed (distributions in excess of) net investment income	1,053	(12,923)
Accumulated net realized gain (loss)	(30,050)	141,036
Net unrealized appreciation	120,823	991,032
Total Net Assets	**$530,898**	**$3,539,654**
CAPITAL SHARES OUTSTANDING:		
Class A	15,592	27,015
Class B	277	1,410
Class C	630	11,225
Class E	87	271
Class I	325	15,767
Class R	66	1,679
Class Y	6,621	16,412
NET ASSET VALUE PER SHARE:		
Class A	$22.51	$47.56
Class B	$21.96	$41.58
Class C	$22.21	$42.87
Class E	$22.50	$47.48
Class I	$22.62	$51.15
Class R	$22.50	$47.05
Class Y	$22.52	$49.75
+COST		
Investments in unaffiliated securities at cost	$408,173	$2,356,381
Investments in affiliated securities at cost	—	173,998
Written options premiums received at cost	20	—

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Asset Strategy Fund[1]	Ivy Asset Strategy New Opportunities Fund[1]	Ivy Balanced Fund	Ivy Energy Fund	Ivy Global Natural Resources Fund	Ivy Global Real Estate Fund[2]	Ivy Global Risk-Managed Real Estate Fund[2]
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 214,315	$ 1,935	$ 6,986	$ 702	$ 16,861	$ 194	$ 448
Dividends from affiliated securities	16,280	—	—	—	—	—	—
Foreign dividend withholding tax	(12,448)	(232)	(81)	(17)	(843)	(10)	(22)
Interest and amortization from unaffiliated securities	68,961	55	2,417	3	55	—*	—*
Foreign interest withholding tax	(1)	(1)	—	—	—	—	—
Total Investment Income	287,107	1,757	9,322	688	16,073	184	426
EXPENSES							
Investment management fee	81,153	1,345	3,681	566	9,556	61	138
Distribution and service fees:							
Class A	10,039	207	638	114	1,506	12	16
Class B	3,643	26	258	22	285	1	5
Class C	42,482	225	1,543	107	1,782	3	10
Class E	77	—*	—*	—*	8	N/A	N/A
Class R	319	2	1	1	113	1	5
Class Y	1,518	11	121	11	202	1	4
Shareholder servicing fee:							
Class A	4,969	309	417	162	2,372	17	12
Class B	518	10	42	9	144	—*	—*
Class C	4,819	55	169	18	505	—*	—*
Class E	97	—*	—*	—*	33	N/A	N/A
Class I	8,159	35	75	6	318	1	6
Class R	164	1	—*	—*	58	1	2
Class Y	955	7	75	7	135	—*	2
Registration fees	372	43	82	55	70	54	55
Custodian fees	953	47	8	—*	—*	15	9
Trustees and Chief Compliance Officer fees	410	4	14	2	65	—*	—*
Accounting services fee	136	50	129	35	136	5	15
Professional fees	196	48	15	13	34	11	10
Other	976	25	50	8	116	13	14
Total Expenses	161,955	2,450	7,318	1,136	17,438	196	303
Less:							
Expenses in excess of limit	(249)	(252)	—	(9)	(29)	(91)	(53)
Total Net Expenses	161,706	2,198	7,318	1,127	17,409	105	250
Net Investment Income (Loss)	125,401	(441)	2,004	(439)	(1,336)	79	176
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	1,566,507	(3,365)	20,033	805	120,568	(147)	(264)
Investments in affiliated securities	459,843	—	—	—	—	—	—
Futures contracts	(239,556)	(1,822)	—	—	(32,221)	—	—
Written options	99,986	49	—	—	—	—	—
Forward foreign currency contracts	9,658	(450)	—	—	1,940	—	—
Foreign currency exchange transactions	1,628	(389)	4	—*	(464)	(7)	(14)
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	(36,615)	(3,402)	55,428	13,163	(119,466)	(380)	(1,487)
Investments in affiliated securities	461,200	—	—	—	—	—	—
Futures contracts	(7,101)	—	—	—	4,946	—	—
Written options	(19,870)	67	—	—	—	—	—
Forward foreign currency contracts	(33,774)	(31)	—	—	(5,798)	—	—
Foreign currency exchange transactions	1,535	74	—	—*	93	1	—*
Net Realized and Unrealized Gain (Loss)	2,263,441	(9,269)	75,465	13,968	(30,402)	(533)	(1,765)
Net Increase (Decrease) in Net Assets Resulting from Operations	$2,388,842	$(9,710)	$77,469	$13,529	$ (31,738)	$(454)	$(1,589)

*Not shown due to rounding.
(1)Consolidated Statements of Operations (See Note 6 to Financial Statements).
(2)Period from April 1, 2013 (commencement of operations) to September 30, 2013.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Real Estate Securities Fund	Ivy Science and Technology Fund
INVESTMENT INCOME		
Dividends from unaffiliated securities	$ 6,371	$ 7,921
Dividends from affiliated securities	—	201
Foreign dividend withholding tax	(36)	(102)
Interest and amortization from unaffiliated securities	5	588
Total Investment Income	6,340	8,608
EXPENSES		
Investment management fee	2,506	11,046
Distribution and service fees:		
Class A	449	1,237
Class B	34	240
Class C	75	1,814
Class E	3	14
Class R	4	165
Class Y	206	841
Shareholder servicing fee:		
Class A	781	905
Class B	25	53
Class C	29	273
Class E	9	33
Class I	6	409
Class R	3	85
Class Y	124	515
Registration fees	59	88
Custodian fees	7	46
Trustees and Chief Compliance Officer fees	11	35
Accounting services fee	79	136
Professional fees	21	24
Other	21	87
Total Expenses	4,452	18,046
Less:		
Expenses in excess of limit	(282)	(16)
Total Net Expenses	4,170	18,030
Net Investment Income (Loss)	2,170	(9,422)
REALIZED AND UNREALIZED GAIN (LOSS)		
Net realized gain (loss) on:		
Investments in unaffiliated securities	7,651	91,289
Written options	5	—
Forward foreign currency contracts	—	2,983
Foreign currency exchange transactions	—*	(14)
Net change in unrealized appreciation (depreciation) on:		
Investments in unaffiliated securities	(36,960)	355,252
Investments in affiliated securities	—	57,529
Written options	11	—
Forward foreign currency contracts	—	(2,238)
Foreign currency exchange transactions	—*	6
Net Realized and Unrealized Gain (Loss)	(29,293)	504,807
Net Increase (Decrease) in Net Assets Resulting from Operations	$(27,123)	$495,385

See Accompanying Notes to Financial Statements.

Ivy Funds

(In thousands)	Ivy Asset Strategy Fund		Ivy Asset Strategy New Opportunities Fund		Ivy Balanced Fund	
	Six months ended 9-30-13 (Unaudited)[1]	Year ended 3-31-13	Six months ended 9-30-13 (Unaudited)[1]	Year ended 3-31-13	Six months ended 9-30-13 (Unaudited)	Year ended 3-31-13
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 125,401	$ 353,839	$ (441)	$ 2	$ 2,004	$ 4,329
Net realized gain (loss) on investments	1,898,066	2,278,525	(5,977)	(13,351)	20,037	14,207
Net change in unrealized appreciation (depreciation)	365,375	(461,326)	(3,292)	14,520	55,428	46,320
Net Increase (Decrease) in Net Assets Resulting from Operations	**2,388,842**	**2,171,038**	**(9,710)**	**1,171**	**77,469**	**64,856**
Distributions to Shareholders From:						
Net investment income:						
Class A	—	(189,902)	—	(995)	(721)	(2,294)
Class B	—	(9,774)	—	—	—	(90)
Class C	—	(117,197)	—	(12)	—	(551)
Class E	—	(1,329)	—	(1)	—*	(1)
Class I	—	(245,673)	—	(417)	(273)	(533)
Class R	—	(2,254)	—	(2)	—	—
Class Y	—	(29,096)	—	(56)	(131)	(695)
Net realized gains:						
Class A	—	—	—	—	—	(2,200)
Class B	—	—	—	—	—	(267)
Class C	—	—	—	—	—	(1,424)
Class E	—	—	—	—	—	(1)
Class I	—	—	—	—	—	(389)
Class R	—	—	—	—	—	—
Class Y	—	—	—	—	—	(643)
Total Distributions to Shareholders	**—**	**(595,225)**	**—**	**(1,483)**	**(1,125)**	**(9,088)**
Capital Share Transactions	351,007	(285,857)	(30,770)	(92,102)	426,162	322,776
Net Increase (Decrease) in Net Assets	2,739,849	1,289,956	(40,480)	(92,414)	502,506	378,544
Net Assets, Beginning of Period	27,919,373	26,629,417	291,703	384,117	843,770	465,226
Net Assets, End of Period	**$30,659,222**	**$27,919,373**	**$251,223**	**$291,703**	**$1,346,276**	**$843,770**
Undistributed (distributions in excess of) net investment income	$ 140,844	$ 13,815	$ (3,243)	$ (2,413)	$ 1,037	$ 154

*Not shown due to rounding.

(1)Consolidated Statements of Changes in Net Assets (See Note 6 to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Energy Fund		Ivy Global Natural Resources Fund		Ivy Global Real Estate Fund[1]	Ivy Global Risk-Managed Real Estate Fund[1]
	Six months ended 9-30-13 (Unaudited)	Year ended 3-31-13	Six months ended 9-30-13 (Unaudited)	Year ended 3-31-13	Period from 4-1-2013 to 9-30-13 (Unaudited)	Period from 4-1-2013 to 9-30-13 (Unaudited)
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ (439)	$ (721)	$ (1,336)	$ (5,028)	$ 79	$ 176
Net realized gain (loss) on investments	805	2,820	89,823	(620,212)	(154)	(278)
Net change in unrealized appreciation (depreciation)	13,163	6,123	(120,225)	542,347	(379)	(1,487)
Net Increase (Decrease) in Net Assets Resulting from Operations	**13,529**	**8,222**	**(31,738)**	**(82,893)**	**(454)**	**(1,589)**
Distributions to Shareholders From:						
Net investment income:						
Class A	—	—	—	(2,542)	—	—
Class B	—	—	—	—	—	—
Class C	—	—	—	—	—	—
Class E	—	—	—	(22)	N/A	N/A
Class I	—	—	—	(3,177)	—	—
Class R	—	—	—	—	—	—
Class Y	—	—	—	(960)	—	—
Net realized gains:						
Class A	—	—	—	—	—	—
Class B	—	—	—	—	—	—
Class C	—	—	—	—	—	—
Class E	—	—	—	—	N/A	N/A
Class I	—	—	—	—	—	—
Class R	—	—	—	—	—	—
Class Y	—	—	—	—	—	—
Total Distributions to Shareholders	**—**	**—**	**—**	**(6,701)**	**—**	**—**
Capital Share Transactions	**28,229**	**(9,866)**	**(582,243)**	**(1,514,653)**	**21,173**	**32,991**
Net Increase (Decrease) in Net Assets	41,758	(1,644)	(613,981)	(1,604,247)	20,719	31,402
Net Assets, Beginning of Period	119,294	120,938	2,581,337	4,185,584	—	—
Net Assets, End of Period	**$161,052**	**$119,294**	**$1,967,356**	**$ 2,581,337**	**$20,719**	**$31,402**
Undistributed (distributions in excess of) net investment income	$ (475)	$ (36)	$ (11,325)	$ (9,525)	$ 72	$ 162

*Not shown due to rounding.
(1)Period from April 1, 2013 (commencement of operations) to September 30, 2013.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Real Estate Securities Fund		Ivy Science and Technology Fund	
	Six months ended 9-30-13 (Unaudited)	Year ended 3-31-13	Six months ended 9-30-13 (Unaudited)	Year ended 3-31-13
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income (loss)	$ 2,170	$ 3,823	$ (9,422)	$ (13,022)
Net realized gain on investments	7,656	26,898	94,258	51,826
Net change in unrealized appreciation (depreciation)	(36,949)	26,496	410,549	257,990
Net Increase (Decrease) in Net Assets Resulting from Operations	**(27,123)**	**57,217**	**495,385**	**296,794**
Distributions to Shareholders From:				
Net investment income:				
Class A	(1,710)	(1,998)	—	—
Class B	—	—	—	—
Class C	(21)	(4)	—	—
Class E	(8)	(10)	—	—
Class I	(57)	(58)	—	—
Class R	(7)	(10)	—	—
Class Y	(1,020)	(1,500)	—	—
Net realized gains:				
Class A	—	—	—	(3,161)
Class B	—	—	—	(203)
Class C	—	—	—	(1,328)
Class E	—	—	—	(41)
Class I	—	—	—	(1,087)
Class R	—	—	—	(252)
Class Y	—	—	—	(2,190)
Total Distributions to Shareholders	**(2,823)**	**(3,580)**	**—**	**(8,262)**
Capital Share Transactions	**18,517**	**39,222**	**1,027,928**	**294,440**
Net Increase (Decrease) in Net Assets	**(11,429)**	**92,859**	**1,523,313**	**582,972**
Net Assets, Beginning of Period	542,327	449,468	2,016,341	1,433,369
Net Assets, End of Period	$530,898	$542,327	$3,539,654	$2,016,341
Undistributed (distributions in excess of) net investment income	$ 1,053	$ 1,706	$ (12,923)	$ (3,487)

See Accompanying Notes to Financial Statements.

IVY ASSET STRATEGY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Six-month period ended								
9-30-2013 (unaudited)	$27.04	$ 0.14	$ 2.18	$ 2.32	$ —	$ —	$ —	$ —
Year ended 3-31-2013	25.44	0.39	1.88	2.27	(0.67)	—	—	(0.67)
Year ended 3-31-2012	25.42	0.20	0.10	0.30	(0.28)	—	—	(0.28)
Year ended 3-31-2011	22.42	0.24	2.81	3.05	(0.05)	—	—	(0.05)
Year ended 3-31-2010	18.69	0.16	3.66	3.82	(0.09)	—	—	(0.09)
Year ended 3-31-2009	27.06	0.24	(6.18)	(5.94)	(0.04)	(2.38)	(0.01)	(2.43)
Class B Shares								
Six-month period ended								
9-30-2013 (unaudited)	26.20	0.03	2.11	2.14	—	—	—	—
Year ended 3-31-2013	24.55	0.19	1.82	2.01	(0.36)	—	—	(0.36)
Year ended 3-31-2012	24.53	0.00	0.12	0.12	(0.10)	—	—	(0.10)
Year ended 3-31-2011	21.77	0.04	2.72	2.76	—	—	—	—
Year ended 3-31-2010	18.23	(0.01)	3.55	3.54	—	—	—	—
Year ended 3-31-2009	26.57	0.05	(6.05)	(6.00)	—	(2.33)	(0.01)	(2.34)
Class C Shares								
Six-month period ended								
9-30-2013 (unaudited)	26.33	0.04	2.11	2.15	—	—	—	—
Year ended 3-31-2013	24.67	0.20	1.83	2.03	(0.37)	—	—	(0.37)
Year ended 3-31-2012	24.66	0.01	0.11	0.12	(0.11)	—	—	(0.11)
Year ended 3-31-2011	21.87	0.05	2.74	2.79	—	—	—	—
Year ended 3-31-2010	18.30	0.01	3.56	3.57	—	—	—	—
Year ended 3-31-2009	26.64	0.06	(6.05)	(5.99)	—	(2.34)	(0.01)	(2.35)
Class E Shares								
Six-month period ended								
9-30-2013 (unaudited)	27.10	0.14	2.18	2.32	—	—	—	—
Year ended 3-31-2013	25.49	0.38	1.89	2.27	(0.66)	—	—	(0.66)
Year ended 3-31-2012	25.48	0.19	0.10	0.29	(0.28)	—	—	(0.28)
Year ended 3-31-2011	22.47	0.22	2.84	3.06	(0.05)	—	—	(0.05)
Year ended 3-31-2010	18.74	0.17	3.66	3.83	(0.10)	—	—	(0.10)
Year ended 3-31-2009	27.05	0.24	(6.19)	(5.95)	—	(2.35)	(0.01)	(2.36)
Class I Shares								
Six-month period ended								
9-30-2013 (unaudited)	27.25	0.17	2.20	2.37	—	—	—	—
Year ended 3-31-2013	25.67	0.45	1.90	2.35	(0.77)	—	—	(0.77)
Year ended 3-31-2012	25.64	0.25	0.11	0.36	(0.33)	—	—	(0.33)
Year ended 3-31-2011	22.58	0.26	2.86	3.12	(0.06)	—	—	(0.06)
Year ended 3-31-2010	18.81	0.17	3.73	3.90	(0.13)	—	—	(0.13)
Year ended 3-31-2009	27.17	0.31	(6.23)	(5.92)	(0.05)	(2.38)	(0.01)	(2.44)
Class R Shares								
Six-month period ended								
9-30-2013 (unaudited)	26.94	0.09	2.16	2.25	—	—	—	—
Year ended 3-31-2013	25.29	0.29	1.88	2.17	(0.52)	—	—	(0.52)
Year ended 3-31-2012	25.28	0.11	0.11	0.22	(0.21)	—	—	(0.21)
Year ended 3-31-2011	22.35	0.13	2.83	2.96	(0.03)	—	—	(0.03)
Year ended 3-31-2010	18.65	0.03	3.72	3.75	(0.05)	—	—	(0.05)
Year ended 3-31-2009[5]	26.74	0.05	(5.73)	(5.68)	(0.02)	(2.38)	(0.01)	(2.41)
Class Y Shares								
Six-month period ended								
9-30-2013 (unaudited)	27.09	0.14	2.18	2.32	—	—	—	—
Year ended 3-31-2013	25.49	0.39	1.88	2.27	(0.67)	—	—	(0.67)
Year ended 3-31-2012	25.46	0.20	0.11	0.31	(0.28)	—	—	(0.28)
Year ended 3-31-2011	22.46	0.23	2.82	3.05	(0.05)	—	—	(0.05)
Year ended 3-31-2010	18.72	0.21	3.63	3.84	(0.10)	—	—	(0.10)
Year ended 3-31-2009	27.08	0.24	(6.18)	(5.94)	(0.03)	(2.38)	(0.01)	(2.42)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) For the period from July 31, 2008 (commencement of operations of the class) through March 31, 2009.

(6) For the fiscal year ended March 31, 2009.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
9-30-2013 (unaudited)	$29.36	8.58%	$ 8,424	0.95%[4]	1.03%[4]	—%	—%	43%
Year ended 3-31-2013	27.04	9.09	7,853	0.98	1.55	—	—	39
Year ended 3-31-2012	25.44	1.31	8,019	0.97	0.81	—	—	47
Year ended 3-31-2011	25.42	13.60	9,083	0.99	1.00	—	—	94
Year ended 3-31-2010	22.42	20.46	8,765	1.05	0.79	—	—	96
Year ended 3-31-2009	18.69	-21.41	4,787	1.03	1.05	—	—	279
Class B Shares								
Six-month period ended								
9-30-2013 (unaudited)	28.34	8.17	756	1.72[4]	0.26[4]	—	—	43
Year ended 3-31-2013	26.20	8.27	715	1.73	0.79	—	—	39
Year ended 3-31-2012	24.55	0.54	695	1.76	0.02	—	—	47
Year ended 3-31-2011	24.53	12.68	672	1.80	0.17	—	—	94
Year ended 3-31-2010	21.77	19.42	550	1.88	-0.03	—	—	96
Year ended 3-31-2009	18.23	-22.04	330	1.87	0.22	—	—	279
Class C Shares								
Six-month period ended								
9-30-2013 (unaudited)	28.48	8.16	8,865	1.69[4]	0.29[4]	—	—	43
Year ended 3-31-2013	26.33	8.34	8,321	1.70	0.83	—	—	39
Year ended 3-31-2012	24.67	0.56	8,416	1.71	0.06	—	—	47
Year ended 3-31-2011	24.66	12.76	8,851	1.74	0.24	—	—	94
Year ended 3-31-2010	21.87	19.51	7,733	1.80	0.05	—	—	96
Year ended 3-31-2009	18.30	-21.96	4,644	1.80	0.29	—	—	279
Class E Shares								
Six-month period ended								
9-30-2013 (unaudited)	29.42	8.56	65	1.00[4]	0.98[4]	1.15[4]	0.83[4]	43
Year ended 3-31-2013	27.10	9.07	58	1.00	1.50	1.20	1.30	39
Year ended 3-31-2012	25.49	1.26	50	1.00	0.77	1.23	0.55	47
Year ended 3-31-2011	25.48	13.63	44	1.00	0.95	1.39	0.56	94
Year ended 3-31-2010	22.47	20.45	32	1.00	0.84	1.56	0.28	96
Year ended 3-31-2009	18.74	-21.44	17	0.93	1.24	1.18	0.99	279
Class I Shares								
Six-month period ended								
9-30-2013 (unaudited)	29.62	8.70	11,130	0.74[4]	1.24[4]	—	—	43
Year ended 3-31-2013	27.25	9.33	9,681	0.74	1.76	—	—	39
Year ended 3-31-2012	25.67	1.57	8,180	0.75	1.03	—	—	47
Year ended 3-31-2011	25.64	13.84	6,986	0.77	1.14	—	—	94
Year ended 3-31-2010	22.58	20.74	3,973	0.81	0.92	—	—	96
Year ended 3-31-2009	18.81	-21.20	360	0.79	1.35	—	—	279
Class R Shares								
Six-month period ended								
9-30-2013 (unaudited)	29.19	8.35	136	1.34[4]	0.63[4]	—	—	43
Year ended 3-31-2013	26.94	8.71	124	1.34	1.15	—	—	39
Year ended 3-31-2012	25.29	0.96	102	1.33	0.45	—	—	47
Year ended 3-31-2011	25.28	13.24	68	1.31	0.57	—	—	94
Year ended 3-31-2010	22.35	20.12	28	1.33	0.20	—	—	96
Year ended 3-31-2009[5]	18.65	-20.65	1	1.99[4]	1.36[4]	—	—	279[6]
Class Y Shares								
Six-month period ended								
9-30-2013 (unaudited)	29.41	8.56	1,283	0.95[4]	1.03[4]	0.99[4]	0.99[4]	43
Year ended 3-31-2013	27.09	9.08	1,168	0.98	1.55	0.99	1.54	39
Year ended 3-31-2012	25.49	1.35	1,167	0.97	0.80	1.00	0.77	47
Year ended 3-31-2011	25.46	13.59	1,167	0.99	0.99	1.02	0.96	94
Year ended 3-31-2010	22.46	20.51	1,024	1.00	0.93	1.11	0.82	96
Year ended 3-31-2009	18.72	-21.39	1,453	1.03	1.05	1.09	0.99	279

See Accompanying Notes to Financial Statements.

IVY ASSET STRATEGY NEW OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2013 (unaudited)	$11.01	$(0.01)	$(0.35)	$(0.36)	$ —	$—	$ —
Year ended 3-31-2013	10.77	0.01	0.29	0.30	(0.06)	—	(0.06)
Year ended 3-31-2012	12.63	(0.01)	(1.85)	(1.86)	—	—	—
Year ended 3-31-2011[5]	10.00	(0.10)	2.73	2.63	—	—	—
Class B Shares							
Six-month period ended 9-30-2013 (unaudited)	10.76	(0.06)	(0.35)	(0.41)	—	—	—
Year ended 3-31-2013	10.57	(0.09)	0.28	0.19	—	—	—
Year ended 3-31-2012	12.52	(0.13)	(1.82)	(1.95)	—	—	—
Year ended 3-31-2011[5]	10.00	(0.19)	2.71	2.52	—	—	—
Class C Shares							
Six-month period ended 9-30-2013 (unaudited)	10.80	(0.06)	(0.35)	(0.41)	—	—	—
Year ended 3-31-2013	10.59	(0.07)	0.28	0.21	—*	—	—*
Year ended 3-31-2012	12.53	(0.11)	(1.83)	(1.94)	—	—	—
Year ended 3-31-2011[5]	10.00	(0.20)	2.73	2.53	—	—	—
Class E Shares[7]							
Six-month period ended 9-30-2013 (unaudited)	11.01	(0.01)	(0.36)	(0.37)	—	—	—
Year ended 3-31-2013	10.77	0.00	0.30	0.30	(0.06)	—	(0.06)
Year ended 3-31-2012	12.63	(0.01)	(1.85)	(1.86)	—	—	—
Year ended 3-31-2011[5]	10.00	(0.07)	2.70	2.63	—	—	—
Class I Shares							
Six-month period ended 9-30-2013 (unaudited)	11.05	0.01	(0.36)	(0.35)	—	—	—
Year ended 3-31-2013	10.80	0.04	0.29	0.33	(0.08)	—	(0.08)
Year ended 3-31-2012	12.65	0.02	(1.85)	(1.83)	(0.02)	—	(0.02)
Year ended 3-31-2011[5]	10.00	(0.08)	2.73	2.65	—	—	—
Class R Shares							
Six-month period ended 9-30-2013 (unaudited)	10.91	(0.04)	(0.34)	(0.38)	—	—	—
Year ended 3-31-2013	10.69	(0.04)	0.29	0.25	(0.03)	—	(0.03)
Year ended 3-31-2012	12.58	(0.06)	(1.83)	(1.89)	—	—	—
Year ended 3-31-2011[5]	10.00	(0.12)	2.70	2.58	—	—	—
Class Y Shares							
Six-month period ended 9-30-2013 (unaudited)	11.01	(0.01)	(0.36)	(0.37)	—	—	—
Year ended 3-31-2013	10.77	(0.01)	0.31	0.30	(0.06)	—	(0.06)
Year ended 3-31-2012	12.63	(0.01)	(1.85)	(1.86)	—	—	—
Year ended 3-31-2011[5]	10.00	(0.10)	2.73	2.63	—	—	—

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) For the period from May 3, 2010 (commencement of operations of the class) through March 31, 2011.

(6) For the fiscal year ended March 31, 2011.

(7) Class is closed to investment.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2013 (unaudited)	$10.65	-3.27%	$158	1.50%[4]	-0.22%[4]	1.78%[4]	-0.50%[4]	51%
Year ended 3-31-2013	11.01	2.84	172	1.50	0.12	1.72	-0.10	31
Year ended 3-31-2012	10.77	-14.73	214	1.50	-0.11	1.68	-0.29	54
Year ended 3-31-2011[5]	12.63	26.30	246	1.50[4]	-0.97[4]	1.71[4]	-1.18[4]	36[6]
Class B Shares								
Six-month period ended 9-30-2013 (unaudited)	10.35	-3.81	5	2.53[4]	-1.22[4]	—	—	51
Year ended 3-31-2013	10.76	1.80	6	2.50	-0.91	—	—	31
Year ended 3-31-2012	10.57	-15.58	7	2.49	-1.16	—	—	54
Year ended 3-31-2011[5]	12.52	25.20	7	2.43[4]	-1.84[4]	2.48[4]	-1.89[4]	36[6]
Class C Shares								
Six-month period ended 9-30-2013 (unaudited)	10.39	-3.80	40	2.41[4]	-1.08[4]	—	—	51
Year ended 3-31-2013	10.80	2.01	51	2.35	-0.71	—	—	31
Year ended 3-31-2012	10.59	-15.48	74	2.37	-0.98	—	—	54
Year ended 3-31-2011[5]	12.53	25.30	86	2.34[4]	-1.85[4]	2.39[4]	-1.90[4]	36[6]
Class E Shares[7]								
Six-month period ended 9-30-2013 (unaudited)	10.64	-3.36	—*	1.50[4]	-0.23[4]	—	—	51
Year ended 3-31-2013	11.01	2.84	—*	1.50	0.04	—	—	31
Year ended 3-31-2012	10.77	-14.73	—*	1.50	-0.11	—	—	54
Year ended 3-31-2011[5]	12.63	26.30	—*	1.50[4]	-0.72[4]	1.58[4]	-0.80[4]	36[6]
Class I Shares								
Six-month period ended 9-30-2013 (unaudited)	10.70	-3.17	39	1.25[4]	0.10[4]	1.31[4]	0.04[4]	51
Year ended 3-31-2013	11.05	3.10	53	1.25	0.42	1.29	0.38	31
Year ended 3-31-2012	10.80	-14.48	81	1.25	0.17	1.31	0.11	54
Year ended 3-31-2011[5]	12.65	26.50	109	1.25[4]	-0.77[4]	1.40[4]	-0.92[4]	36[6]
Class R Shares								
Six-month period ended 9-30-2013 (unaudited)	10.53	-3.48	1	1.93[4]	-0.66[4]	—	—	51
Year ended 3-31-2013	10.91	2.40	1	1.87	-0.35	—	—	31
Year ended 3-31-2012	10.69	-15.02	1	1.89	-0.59	—	—	54
Year ended 3-31-2011[5]	12.58	25.80	1	1.92[4]	-1.15[4]	1.97[4]	-1.20[4]	36[6]
Class Y Shares								
Six-month period ended 9-30-2013 (unaudited)	10.64	-3.36	8	1.50[4]	-0.20[4]	1.57[4]	-0.27[4]	51
Year ended 3-31-2013	11.01	2.84	9	1.50	-0.08	1.54	-0.12	31
Year ended 3-31-2012	10.77	-14.73	7	1.50	-0.09	1.58	-0.16	54
Year ended 3-31-2011[5]	12.63	26.30	12	1.50[4]	-0.94[4]	1.67[4]	-1.11[4]	36[6]

See Accompanying Notes to Financial Statements.

IVY BALANCED FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2013 (unaudited)	$21.60	$ 0.07[1]	$ 1.58	$ 1.65	$(0.03)	$ —	$(0.03)
Year ended 3-31-2013	20.03	0.19[1]	1.70	1.89	(0.17)	(0.15)	(0.32)
Year ended 3-31-2012	19.08	0.17[1]	1.05	1.22	(0.18)	(0.09)	(0.27)
Year ended 3-31-2011	16.73	0.18[1]	2.34	2.52	(0.17)	—	(0.17)
Year ended 3-31-2010	13.01	0.21[1]	3.72	3.93	(0.21)	—	(0.21)
Year ended 3-31-2009	16.64	0.16	(3.63)	(3.47)	(0.16)	—	(0.16)
Class B Shares							
Six-month period ended 9-30-2013 (unaudited)	21.45	(0.02)[1]	1.57	1.55	—	—	—
Year ended 3-31-2013	19.93	0.03[1]	1.69	1.72	(0.05)	(0.15)	(0.20)
Year ended 3-31-2012	18.99	0.02[1]	1.05	1.07	(0.04)	(0.09)	(0.13)
Year ended 3-31-2011	16.67	0.04[1]	2.33	2.37	(0.05)	—	(0.05)
Year ended 3-31-2010	12.97	0.08[1]	3.71	3.79	(0.09)	—	(0.09)
Year ended 3-31-2009	16.60	0.04	(3.64)	(3.60)	(0.03)	—	(0.03)
Class C Shares							
Six-month period ended 9-30-2013 (unaudited)	21.50	(0.01)[1]	1.58	1.57	—	—	—
Year ended 3-31-2013	19.98	0.05[1]	1.68	1.73	(0.06)	(0.15)	(0.21)
Year ended 3-31-2012	19.03	0.04[1]	1.06	1.10	(0.06)	(0.09)	(0.15)
Year ended 3-31-2011	16.69	0.07[1]	2.34	2.41	(0.07)	—	(0.07)
Year ended 3-31-2010	12.98	0.12[1]	3.71	3.83	(0.12)	—	(0.12)
Year ended 3-31-2009	16.61	0.07[1]	(3.64)	(3.57)	(0.06)	—	(0.06)
Class E Shares[4]							
Six-month period ended 9-30-2013 (unaudited)	21.68	0.08[1]	1.59	1.67	(0.04)	—	(0.04)
Year ended 3-31-2013	20.02	0.22[1]	1.78	2.00	(0.19)	(0.15)	(0.34)
Year ended 3-31-2012	19.06	0.21[1]	1.04	1.25	(0.20)	(0.09)	(0.29)
Year ended 3-31-2011	16.74	0.22[1]	2.34	2.56	(0.24)	—	(0.24)
Year ended 3-31-2010	13.02	0.25[1]	3.72	3.97	(0.25)	—	(0.25)
Year ended 3-31-2009	16.65	0.21	(3.65)	(3.44)	(0.19)	—	(0.19)
Class I Shares							
Six-month period ended 9-30-2013 (unaudited)	21.58	0.09[1]	1.59	1.68	(0.06)	—	(0.06)
Year ended 3-31-2013	20.01	0.24[1]	1.69	1.93	(0.21)	(0.15)	(0.36)
Year ended 3-31-2012	19.04	0.22[1]	1.06	1.28	(0.22)	(0.09)	(0.31)
Year ended 3-31-2011	16.74	0.21[1]	2.37	2.58	(0.28)	—	(0.28)
Year ended 3-31-2010	13.01	0.20[1]	3.80	4.00	(0.27)	—	(0.27)
Year ended 3-31-2009	16.65	0.09	(3.52)	(3.43)	(0.21)	—	(0.21)
Class R Shares							
Six-month period ended 9-30-2013 (unaudited)	21.59	0.03[1]	1.58	1.61	—	—	—
Year ended 3-31-2013[5]	20.16	0.00[1]	1.43	1.43	—	—	—
Class Y Shares							
Six-month period ended 9-30-2013 (unaudited)	21.60	0.07[1]	1.58	1.65	(0.03)	—	(0.03)
Year ended 3-31-2013	20.03	0.19[1]	1.70	1.89	(0.17)	(0.15)	(0.32)
Year ended 3-31-2012	19.08	0.18[1]	1.05	1.23	(0.19)	(0.09)	(0.28)
Year ended 3-31-2011	16.73	0.20[1]	2.34	2.54	(0.19)	—	(0.19)
Year ended 3-31-2010	13.01	0.24[1]	3.71	3.95	(0.23)	—	(0.23)
Year ended 3-31-2009	16.64	0.19	(3.65)	(3.46)	(0.17)	—	(0.17)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Annualized.

(4) Class is closed to investment.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Portfolio Turnover Rate
Class A Shares						
Six-month period ended 9-30-2013 (unaudited)	$23.22	7.64%	$645	1.16%[3]	0.59%[3]	15%
Year ended 3-31-2013	21.60	9.56	399	1.17	0.93	35
Year ended 3-31-2012	20.03	6.52	205	1.23	0.90	37
Year ended 3-31-2011	19.08	15.18	114	1.30	1.03	43
Year ended 3-31-2010	16.73	30.35	81	1.37	1.38	57
Year ended 3-31-2009	13.01	-20.98	68	1.36	1.12	57
Class B Shares						
Six-month period ended 9-30-2013 (unaudited)	23.00	7.23	61	1.91[3]	-0.15[3]	15
Year ended 3-31-2013	21.45	8.73	44	1.95	0.16	35
Year ended 3-31-2012	19.93	5.72	23	2.02	0.10	37
Year ended 3-31-2011	18.99	14.25	11	2.09	0.24	43
Year ended 3-31-2010	16.67	29.26	7	2.20	0.53	57
Year ended 3-31-2009	12.97	-21.73	4	2.28	0.22	57
Class C Shares						
Six-month period ended 9-30-2013 (unaudited)	23.07	7.30	389	1.86[3]	-0.10[3]	15
Year ended 3-31-2013	21.50	8.75	246	1.88	0.23	35
Year ended 3-31-2012	19.98	5.84	128	1.92	0.21	37
Year ended 3-31-2011	19.03	14.50	69	1.89	0.43	43
Year ended 3-31-2010	16.69	29.59	42	1.99	0.78	57
Year ended 3-31-2009	12.98	-21.53	49	1.96	0.49	57
Class E Shares[4]						
Six-month period ended 9-30-2013 (unaudited)	23.31	7.73	—*	1.02[3]	0.75[3]	15
Year ended 3-31-2013	21.68	10.15	—*	1.03	1.09	35
Year ended 3-31-2012	20.02	6.71	—*	1.05	1.11	37
Year ended 3-31-2011	19.06	15.43	—*	1.10	1.24	43
Year ended 3-31-2010	16.74	30.66	—*	1.12	1.62	57
Year ended 3-31-2009	13.02	-20.77	—*	1.12	1.38	57
Class I Shares						
Six-month period ended 9-30-2013 (unaudited)	23.20	7.78	140	0.90[3]	0.84[3]	15
Year ended 3-31-2013	21.58	9.82	66	0.92	1.19	35
Year ended 3-31-2012	20.01	6.88	39	0.94	1.17	37
Year ended 3-31-2011	19.04	15.58	18	0.97	1.20	43
Year ended 3-31-2010	16.74	30.93	2	1.00	1.67	57
Year ended 3-31-2009	13.01	-20.72	—*	0.99	1.34	57
Class R Shares						
Six-month period ended 9-30-2013 (unaudited)	23.20	7.46	1	1.50[3]	0.23[3]	15
Year ended 3-31-2013[5]	21.59	7.09	—*	1.48[3]	0.02[3]	35[6]
Class Y Shares						
Six-month period ended 9-30-2013 (unaudited)	23.22	7.64	110	1.15[3]	0.61[3]	15
Year ended 3-31-2013	21.60	9.57	89	1.16	0.96	35
Year ended 3-31-2012	20.03	6.57	70	1.19	0.96	37
Year ended 3-31-2011	19.08	15.29	48	1.22	1.10	43
Year ended 3-31-2010	16.73	30.51	40	1.24	1.52	57
Year ended 3-31-2009	13.01	-20.89	38	1.24	1.26	57

See Accompanying Notes to Financial Statements.

Ivy Funds

IVY ENERGY FUND

	Net Asset Value, Beginning of Period	Net Investment Loss[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
9-30-2013 (unaudited)	$13.74	$(0.04)	$ 1.39	$ 1.35	$—	$—	$—
Year ended 3-31-2013	12.68	(0.07)	1.13	1.06	—	—	—
Year ended 3-31-2012	15.11	(0.09)	(2.34)	(2.43)	—	—	—
Year ended 3-31-2011	11.11	(0.07)	4.07	4.00	—	—	—
Year ended 3-31-2010	7.27	(0.04)	3.88	3.84	—	—	—
Year ended 3-31-2009	13.67	(0.05)	(6.35)	(6.40)	—	—	—
Class B Shares							
Six-month period ended							
9-30-2013 (unaudited)	12.98	(0.09)	1.30	1.21	—	—	—
Year ended 3-31-2013	12.08	(0.17)	1.07	0.90	—	—	—
Year ended 3-31-2012	14.52	(0.18)	(2.26)	(2.44)	—	—	—
Year ended 3-31-2011	10.77	(0.17)	3.92	3.75	—	—	—
Year ended 3-31-2010	7.12	(0.14)	3.79	3.65	—	—	—
Year ended 3-31-2009	13.52	(0.16)	(6.24)	(6.40)	—	—	—
Class C Shares							
Six-month period ended							
9-30-2013 (unaudited)	13.12	(0.08)	1.32	1.24	—	—	—
Year ended 3-31-2013	12.19	(0.14)	1.07	0.93	—	—	—
Year ended 3-31-2012	14.62	(0.16)	(2.27)	(2.43)	—	—	—
Year ended 3-31-2011	10.82	(0.15)	3.95	3.80	—	—	—
Year ended 3-31-2010	7.14	(0.12)	3.80	3.68	—	—	—
Year ended 3-31-2009	13.55	(0.12)	(6.29)	(6.41)	—	—	—
Class E Shares[5]							
Six-month period ended							
9-30-2013 (unaudited)	13.92	(0.02)	1.41	1.39	—	—	—
Year ended 3-31-2013	12.81	(0.03)	1.14	1.11	—	—	—
Year ended 3-31-2012	15.22	(0.05)	(2.36)	(2.41)	—	—	—
Year ended 3-31-2011	11.16	(0.04)	4.10	4.06	—	—	—
Year ended 3-31-2010	7.29	(0.02)	3.89	3.87	—	—	—
Year ended 3-31-2009	13.69	(0.04)	(6.36)	(6.40)	—	—	—
Class I Shares							
Six-month period ended							
9-30-2013 (unaudited)	14.03	(0.01)	1.42	1.41	—	—	—
Year ended 3-31-2013	12.90	(0.02)	1.15	1.13	—	—	—
Year ended 3-31-2012	15.31	(0.03)	(2.38)	(2.41)	—	—	—
Year ended 3-31-2011	11.21	(0.03)	4.13	4.10	—	—	—
Year ended 3-31-2010	7.32	(0.01)	3.90	3.89	—	—	—
Year ended 3-31-2009	13.72	(0.03)	(6.37)	(6.40)	—	—	—
Class R Shares							
Six-month period ended							
9-30-2013 (unaudited)	13.74	(0.05)	1.38	1.33	—	—	—
Year ended 3-31-2013[6]	12.26	(0.03)	1.51	1.48	—	—	—
Class Y Shares							
Six-month period ended							
9-30-2013 (unaudited)	13.86	(0.03)	1.40	1.37	—	—	—
Year ended 3-31-2013	12.77	(0.05)	1.14	1.09	—	—	—
Year ended 3-31-2012	15.20	(0.07)	(2.36)	(2.43)	—	—	—
Year ended 3-31-2011	11.16	(0.06)	4.10	4.04	—	—	—
Year ended 3-31-2010	7.30	(0.04)	3.90	3.86	—	—	—
Year ended 3-31-2009	13.73	(0.07)	(6.36)	(6.43)	—	—	—

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) Class is closed to investment.

(6) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(7) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
9-30-2013 (unaudited)	$15.09	9.75%	$107	1.60%[4]	-0.57%[4]	1.62%[4]	-0.59%[4]	9%
Year ended 3-31-2013	13.74	8.44	82	1.60	-0.54	1.68	-0.62	30
Year ended 3-31-2012	12.68	-16.08	85	1.60	-0.66	—	—	20
Year ended 3-31-2011	15.11	36.00	101	1.60	-0.59	1.66	-0.65	22
Year ended 3-31-2010	11.11	52.82	63	1.60	-0.42	1.79	-0.61	15
Year ended 3-31-2009	7.27	-46.82	30	1.60	-0.47	1.91	-0.78	48
Class B Shares								
Six-month period ended								
9-30-2013 (unaudited)	14.19	9.32	5	2.42[4]	-1.40[4]	—	—	9
Year ended 3-31-2013	12.98	7.36	4	2.49	-1.43	—	—	30
Year ended 3-31-2012	12.08	-16.74	4	2.41	-1.47	—	—	20
Year ended 3-31-2011	14.52	34.82	5	2.50	-1.49	—	—	22
Year ended 3-31-2010	10.77	51.26	3	2.60	-1.40	2.68	-1.48	15
Year ended 3-31-2009	7.12	-47.34	2	2.60	-1.48	2.78	-1.66	48
Class C Shares								
Six-month period ended								
9-30-2013 (unaudited)	14.36	9.37	25	2.19[4]	-1.15[4]	—	—	9
Year ended 3-31-2013	13.12	7.71	19	2.26	-1.20	—	—	30
Year ended 3-31-2012	12.19	-16.62	20	2.23	-1.30	—	—	20
Year ended 3-31-2011	14.62	35.12	25	2.29	-1.29	—	—	22
Year ended 3-31-2010	10.82	51.54	13	2.38	-1.19	—	—	15
Year ended 3-31-2009	7.14	-47.31	9	2.50	-1.30	2.50	-1.30	48
Class E Shares[5]								
Six-month period ended								
9-30-2013 (unaudited)	15.31	9.91	—*	1.28[4]	-0.25[4]	—	—	9
Year ended 3-31-2013	13.92	8.74	—*	1.31	-0.26	—	—	30
Year ended 3-31-2012	12.81	-15.83	—*	1.30	-0.36	—	—	20
Year ended 3-31-2011	15.22	36.38	—*	1.34	-0.33	—	—	22
Year ended 3-31-2010	11.16	53.09	—*	1.39	-0.19	—	—	15
Year ended 3-31-2009	7.29	-46.75	—*	1.46	-0.38	1.46	-0.38	48
Class I Shares								
Six-month period ended								
9-30-2013 (unaudited)	15.44	10.05	9	1.18[4]	-0.15[4]	—	—	9
Year ended 3-31-2013	14.03	8.76	6	1.21	-0.14	—	—	30
Year ended 3-31-2012	12.90	-15.74	5	1.19	-0.26	—	—	20
Year ended 3-31-2011	15.31	36.57	10	1.22	-0.23	—	—	22
Year ended 3-31-2010	11.21	53.14	2	1.24	-0.13	—	—	15
Year ended 3-31-2009	7.32	-46.65	—*	1.39	-0.27	1.39	-0.27	48
Class R Shares								
Six-month period ended								
9-30-2013 (unaudited)	15.07	9.68	1	1.76[4]	-0.72[4]	—	—	9
Year ended 3-31-2013[6]	13.74	12.07	—*	1.73[4]	-0.91[4]	—	—	30[7]
Class Y Shares								
Six-month period ended								
9-30-2013 (unaudited)	15.23	9.88	14	1.42[4]	-0.41[4]	—	—	9
Year ended 3-31-2013	13.86	8.54	8	1.45	-0.39	—	—	30
Year ended 3-31-2012	12.77	-15.99	7	1.45	-0.52	—	—	20
Year ended 3-31-2011	15.20	36.20	9	1.49	-0.48	—	—	22
Year ended 3-31-2010	11.16	52.88	5	1.52	-0.36	—	—	15
Year ended 3-31-2009	7.30	-46.83	2	1.60	-0.59	1.65	-0.64	48

See Accompanying Notes to Financial Statements.

IVY GLOBAL NATURAL RESOURCES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2013							
(unaudited)	$17.84	$(0.01)[1]	$ (0.03)	$ (0.04)	$ —	$ —	$ —
Year ended 3-31-2013	17.76	(0.03)[1]	0.14	0.11	(0.03)	—	(0.03)
Year ended 3-31-2012	24.20	(0.01)[1]	(6.43)	(6.44)	—	—	—
Year ended 3-31-2011	18.60	(0.04)[1]	5.64	5.60	—	—	—
Year ended 3-31-2010	11.08	(0.10)[1]	7.62	7.52	—	—	—
Year ended 3-31-2009	36.53	0.02	(21.13)	(21.11)	(0.03)	(4.31)	(4.34)
Class B Shares							
Six-month period ended 9-30-2013							
(unaudited)	15.73	(0.07)[1]	(0.03)	(0.10)	—	—	—
Year ended 3-31-2013	15.76	(0.14)[1]	0.11	(0.03)	—	—	—
Year ended 3-31-2012	21.65	(0.15)[1]	(5.74)	(5.89)	—	—	—
Year ended 3-31-2011	16.77	(0.18)[1]	5.06	4.88	—	—	—
Year ended 3-31-2010	10.08	(0.21)[1]	6.90	6.69	—	—	—
Year ended 3-31-2009	34.27	(0.10)	(19.82)	(19.92)	—	(4.27)	(4.27)
Class C Shares							
Six-month period ended 9-30-2013							
(unaudited)	15.31	(0.05)[1]	(0.03)	(0.08)	—	—	—
Year ended 3-31-2013	15.31	(0.11)[1]	0.11	0.00	—	—	—
Year ended 3-31-2012	21.00	(0.12)[1]	(5.57)	(5.69)	—	—	—
Year ended 3-31-2011	16.25	(0.15)[1]	4.90	4.75	—	—	—
Year ended 3-31-2010	9.75	(0.18)[1]	6.68	6.50	—	—	—
Year ended 3-31-2009	33.47	(0.13)	(19.32)	(19.45)	—	(4.27)	(4.27)
Class E Shares							
Six-month period ended 9-30-2013							
(unaudited)	18.06	0.02[1]	(0.03)	(0.01)	—	—	—
Year ended 3-31-2013	17.96	0.01[1]	0.15	0.16	(0.06)	—	(0.06)
Year ended 3-31-2012	24.45	0.01[1]	(6.50)	(6.49)	—	—	—
Year ended 3-31-2011	18.76	(0.02)[1]	5.71	5.69	—	—	—
Year ended 3-31-2010	11.16	(0.07)[1]	7.67	7.60	—	—	—
Year ended 3-31-2009	36.41	(0.06)[1]	(20.98)	(21.04)	—	(4.21)	(4.21)
Class I Shares							
Six-month period ended 9-30-2013							
(unaudited)	18.28	0.03[1]	(0.03)	0.00	—	—	—
Year ended 3-31-2013	18.19	0.06[1]	0.14	0.20	(0.11)	—	(0.11)
Year ended 3-31-2012	24.69	0.06[1]	(6.56)	(6.50)	—	—	—
Year ended 3-31-2011	18.90	0.02[1]	5.77	5.79	—	—	—
Year ended 3-31-2010	11.22	(0.04)[1]	7.72	7.68	—	—	—
Year ended 3-31-2009	36.74	0.03[1]	(21.19)	(21.16)	(0.04)	(4.32)	(4.36)
Class R Shares							
Six-month period ended 9-30-2013							
(unaudited)	17.67	(0.02)[1]	(0.03)	(0.05)	—	—	—
Year ended 3-31-2013	17.58	(0.05)[1]	0.14	0.09	—	—	—
Year ended 3-31-2012	24.00	(0.05)[1]	(6.37)	(6.42)	—	—	—
Year ended 3-31-2011	18.47	(0.08)[1]	5.61	5.53	—	—	—
Year ended 3-31-2010	11.02	(0.12)[1]	7.57	7.45	—	—	—
Year ended 3-31-2009	36.30	(0.05)[1]	(20.94)	(20.99)	—	(4.29)	(4.29)
Class Y Shares							
Six-month period ended 9-30-2013							
(unaudited)	18.10	0.01[1]	(0.03)	(0.02)	—	—	—
Year ended 3-31-2013	18.02	0.02[1]	0.13	0.15	(0.07)	—	(0.07)
Year ended 3-31-2012	24.50	0.03[1]	(6.51)	(6.48)	—	—	—
Year ended 3-31-2011	18.79	(0.01)[1]	5.72	5.71	—	—	—
Year ended 3-31-2010	11.17	(0.06)[1]	7.68	7.62	—	—	—
Year ended 3-31-2009	36.62	0.10	(21.21)	(21.11)	(0.02)	(4.32)	(4.34)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2013 (unaudited)	$17.80	-0.22%	$1,106	1.55%[4]	-0.09%[4]	—%	—%	68%
Year ended 3-31-2013	17.84	0.64	1,375	1.52	-0.18	—	—	83
Year ended 3-31-2012	17.76	-26.61	1,770	1.41	-0.07	—	—	84
Year ended 3-31-2011	24.20	30.11	3,095	1.39	-0.22	—	—	105
Year ended 3-31-2010	18.60	67.87	2,822	1.45	-0.58	—	—	112
Year ended 3-31-2009	11.08	-56.82	1,640	1.40	-0.03	—	—	191
Class B Shares								
Six-month period ended 9-30-2013 (unaudited)	15.63	-0.64	51	2.42[4]	-0.96[4]	—	—	68
Year ended 3-31-2013	15.73	-0.19	69	2.33	-0.97	—	—	83
Year ended 3-31-2012	15.76	-27.21	112	2.20	-0.86	—	—	84
Year ended 3-31-2011	21.65	29.10	198	2.21	-1.05	—	—	105
Year ended 3-31-2010	16.77	66.37	186	2.28	-1.39	—	—	112
Year ended 3-31-2009	10.08	-57.15	117	2.19	-0.83	—	—	191
Class C Shares								
Six-month period ended 9-30-2013 (unaudited)	15.23	-0.52	332	2.20[4]	-0.73[4]	—	—	68
Year ended 3-31-2013	15.31	0.00*	410	2.13	-0.78	—	—	83
Year ended 3-31-2012	15.31	-27.10	603	2.07	-0.73	—	—	84
Year ended 3-31-2011	21.00	29.23	1,072	2.07	-0.91	—	—	105
Year ended 3-31-2010	16.25	66.67	997	2.13	-1.26	—	—	112
Year ended 3-31-2009	9.75	-57.10	539	2.10	-0.74	—	—	191
Class E Shares								
Six-month period ended 9-30-2013 (unaudited)	18.05	-0.06	7	1.27[4]	0.21[4]	2.18[4]	-0.70[4]	68
Year ended 3-31-2013	18.06	0.91	7	1.27	0.05	2.21	-0.89	83
Year ended 3-31-2012	17.96	-26.54	7	1.27	0.06	2.03	-0.69	84
Year ended 3-31-2011	24.45	30.33	9	1.27	-0.12	2.18	-1.03	105
Year ended 3-31-2010	18.76	68.10	6	1.27	-0.40	2.55	-1.68	112
Year ended 3-31-2009	11.16	-56.83	2	1.66	-0.29	2.68	-1.31	191
Class I Shares								
Six-month period ended 9-30-2013 (unaudited)	18.28	0.00	284	1.07[4]	0.37[4]	—	—	68
Year ended 3-31-2013	18.28	1.14	484	1.05	0.32	—	—	83
Year ended 3-31-2012	18.19	-26.33	1,137	1.02	0.32	—	—	84
Year ended 3-31-2011	24.69	30.64	1,756	1.02	0.12	—	—	105
Year ended 3-31-2010	18.90	68.45	1,074	1.04	-0.21	—	—	112
Year ended 3-31-2009	11.22	-56.60	232	1.05	0.22	—	—	191
Class R Shares								
Six-month period ended 9-30-2013 (unaudited)	17.62	-0.28	45	1.66[4]	-0.19[4]	—	—	68
Year ended 3-31-2013	17.67	0.51	50	1.63	-0.30	—	—	83
Year ended 3-31-2012	17.58	-26.75	66	1.60	-0.26	—	—	84
Year ended 3-31-2011	24.00	29.94	90	1.56	-0.41	—	—	105
Year ended 3-31-2010	18.47	67.60	56	1.57	-0.71	—	—	112
Year ended 3-31-2009	11.02	-56.86	22	1.57	-0.22	—	—	191
Class Y Shares								
Six-month period ended 9-30-2013 (unaudited)	18.08	-0.17	142	1.32[4]	0.13[4]	—	—	68
Year ended 3-31-2013	18.10	0.93	186	1.27	0.11	1.29	0.09	83
Year ended 3-31-2012	18.02	-26.45	491	1.20	0.14	1.27	0.07	84
Year ended 3-31-2011	24.50	30.39	799	1.20	-0.04	1.27	-0.11	105
Year ended 3-31-2010	18.79	68.22	667	1.20	-0.36	1.29	-0.45	112
Year ended 3-31-2009	11.17	-56.67	278	1.20	0.16	1.28	0.08	191

See Accompanying Notes to Financial Statements.

IVY GLOBAL REAL ESTATE FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Loss on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2013 (unaudited)[4]	$10.00	$0.07	$(0.33)	$(0.26)	$—	$—	$—
Class B Shares							
Six-month period ended 9-30-2013 (unaudited)[4]	10.00	0.00*	(0.31)	(0.31)	—	—	—
Class C Shares							
Six-month period ended 9-30-2013 (unaudited)[4]	10.00	0.00*	(0.31)	(0.31)	—	—	—
Class I Shares							
Six-month period ended 9-30-2013 (unaudited)[4]	10.00	0.05	(0.32)	(0.27)	—	—	—
Class R Shares							
Six-month period ended 9-30-2013 (unaudited)[4]	10.00	0.02	(0.32)	(0.30)	—	—	—
Class Y Shares							
Six-month period ended 9-30-2013 (unaudited)[4]	10.00	0.06	(0.26)	(0.20)	—	—	—

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) For the period from April 1, 2013 (commencement of operations of the class) through September 30, 2013.

(5) Annualized.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2013 (unaudited)[4]	$9.74	-2.60%	$17	1.50%[5]	1.39%[5]	3.08%[5]	-0.19%[5]	15%
Class B Shares								
Six-month period ended 9-30-2013 (unaudited)[4]	9.69	-3.10	—*	2.64[5]	0.07[5]	3.61[5]	-0.90[5]	15
Class C Shares								
Six-month period ended 9-30-2013 (unaudited)[4]	9.69	-3.10	1	2.63[5]	0.09[5]	3.60[5]	-0.88[5]	15
Class I Shares								
Six-month period ended 9-30-2013 (unaudited)[4]	9.73	-2.70	2	1.66[5]	1.04[5]	2.62[5]	0.08[5]	15
Class R Shares								
Six-month period ended 9-30-2013 (unaudited)[4]	9.70	-3.00	—*	2.26[5]	0.42[5]	3.23[5]	-0.55[5]	15
Class Y Shares								
Six-month period ended 9-30-2013 (unaudited)[4]	9.80	-2.00	1	1.51[5]	1.17[5]	2.47[5]	0.21[5]	15

See Accompanying Notes to Financial Statements.

IVY GLOBAL RISK-MANAGED REAL ESTATE FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Loss on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2013 (unaudited)[4]	$10.00	$0.07	$(0.54)	$(0.47)	$—	$—	$—
Class B Shares							
Six-month period ended 9-30-2013 (unaudited)[4]	10.00	0.01	(0.52)	(0.51)	—	—	—
Class C Shares							
Six-month period ended 9-30-2013 (unaudited)[4]	10.00	0.02	(0.53)	(0.51)	—	—	—
Class I Shares							
Six-month period ended 9-30-2013 (unaudited)[4]	10.00	0.06	(0.53)	(0.47)	—	—	—
Class R Shares							
Six-month period ended 9-30-2013 (unaudited)[4]	10.00	0.03	(0.53)	(0.50)	—	—	—
Class Y Shares							
Six-month period ended 9-30-2013 (unaudited)[4]	10.00	0.06	(0.52)	(0.46)	—	—	—

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) For the period from April 1, 2013 (commencement of operations of the class) through September 30, 2013.

(5) Annualized.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2013 (unaudited)[4]	$9.53	-4.70%	$15	1.51%[5]	1.49%[5]	2.08%[5]	0.92%[5]	21%
Class B Shares								
Six-month period ended 9-30-2013 (unaudited)[4]	9.49	-5.10	1	2.51[5]	0.30[5]	2.64[5]	0.17[5]	21
Class C Shares								
Six-month period ended 9-30-2013 (unaudited)[4]	9.49	-5.10	2	2.50[5]	0.33[5]	2.63[5]	0.20[5]	21
Class I Shares								
Six-month period ended 9-30-2013 (unaudited)[4]	9.53	-4.70	8	1.64[5]	1.17[5]	1.77[5]	1.04[5]	21
Class R Shares								
Six-month period ended 9-30-2013 (unaudited)[4]	9.50	-5.00	2	2.24[5]	0.57[5]	2.36[5]	0.45[5]	21
Class Y Shares								
Six-month period ended 9-30-2013 (unaudited)[4]	9.54	-4.60	3	1.50[5]	1.31[5]	2.02[5]	0.79[5]	21

See Accompanying Notes to Financial Statements.

FINANCIAL HIGHLIGHTS
Ivy Funds

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY REAL ESTATE SECURITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
9-30-2013 (unaudited)	$23.73	$ 0.09[1]	$ (1.20)	$ (1.11)	$(0.11)	$ —	$(0.11)
Year ended 3-31-2013	21.27	0.16[1]	2.45	2.61	(0.15)	—	(0.15)
Year ended 3-31-2012	19.42	0.09[1]	1.82	1.91	(0.06)	—	(0.06)
Year ended 3-31-2011	15.95	0.03[1]	3.62	3.65	(0.18)	—	(0.18)
Year ended 3-31-2010	8.31	0.19[1]	7.64	7.83	(0.19)	—	(0.19)
Year ended 3-31-2009	19.34	0.23	(11.00)	(10.77)	(0.26)	—*	(0.26)
Class B Shares							
Six-month period ended							
9-30-2013 (unaudited)	23.17	(0.04)[1]	(1.17)	(1.21)	—	—	—
Year ended 3-31-2013	20.85	(0.06)[1]	2.38	2.32	—	—	—
Year ended 3-31-2012	19.20	(0.12)[1]	1.77	1.65	—	—	—
Year ended 3-31-2011	15.82	(0.17)[1]	3.57	3.40	(0.02)	—	(0.02)
Year ended 3-31-2010	8.24	0.03[1]	7.56	7.59	(0.01)	—	(0.01)
Year ended 3-31-2009	19.15	0.00	(10.85)	(10.85)	(0.06)	—*	(0.06)
Class C Shares							
Six-month period ended							
9-30-2013 (unaudited)	23.42	0.00[1]	(1.18)	(1.18)	(0.03)	—	(0.03)
Year ended 3-31-2013	21.00	0.01[1]	2.42	2.43	(0.01)	—	(0.01)
Year ended 3-31-2012	19.27	(0.05)[1]	1.78	1.73	—	—	—
Year ended 3-31-2011	15.86	(0.10)[1]	3.59	3.49	(0.08)	—	(0.08)
Year ended 3-31-2010	8.26	0.09[1]	7.60	7.69	(0.09)	—	(0.09)
Year ended 3-31-2009	19.22	0.09	(10.92)	(10.83)	(0.12)	(0.01)	(0.13)
Class E Shares							
Six-month period ended							
9-30-2013 (unaudited)	23.72	0.07[1]	(1.20)	(1.13)	(0.09)	—	(0.09)
Year ended 3-31-2013	21.27	0.14[1]	2.46	2.60	(0.15)	—	(0.15)
Year ended 3-31-2012	19.43	0.10[1]	1.81	1.91	(0.07)	—	(0.07)
Year ended 3-31-2011	15.96	0.03[1]	3.63	3.66	(0.19)	—	(0.19)
Year ended 3-31-2010	8.32	0.19[1]	7.70	7.89	(0.25)	—	(0.25)
Year ended 3-31-2009	19.36	0.18	(11.00)	(10.82)	(0.22)	—*	(0.22)
Class I Shares							
Six-month period ended							
9-30-2013 (unaudited)	23.85	0.15[1]	(1.20)	(1.05)	(0.18)	—	(0.18)
Year ended 3-31-2013	21.37	0.24[1]	2.51	2.75	(0.27)	—	(0.27)
Year ended 3-31-2012	19.52	0.22[1]	1.80	2.02	(0.17)	—	(0.17)
Year ended 3-31-2011	16.00	0.17[1]	3.61	3.78	(0.26)	—	(0.26)
Year ended 3-31-2010	8.34	0.06[1]	7.90	7.96	(0.30)	—	(0.30)
Year ended 3-31-2009	19.43	0.32	(11.03)	(10.71)	(0.37)	(0.01)	(0.38)
Class R Shares							
Six-month period ended							
9-30-2013 (unaudited)	23.73	0.07[1]	(1.20)	(1.13)	(0.10)	—	(0.10)
Year ended 3-31-2013	21.27	0.15[1]	2.44	2.59	(0.13)	—	(0.13)
Year ended 3-31-2012	19.43	0.09[1]	1.81	1.90	(0.06)	—	(0.06)
Year ended 3-31-2011	15.95	(0.01)[1]	3.68	3.67	(0.19)	—	(0.19)
Year ended 3-31-2010	8.31	0.15[1]	7.73	7.88	(0.24)	—	(0.24)
Year ended 3-31-2009	19.35	0.12[1]	(10.86)	(10.74)	(0.29)	(0.01)	(0.30)
Class Y Shares							
Six-month period ended							
9-30-2013 (unaudited)	23.75	0.12[1]	(1.20)	(1.08)	(0.15)	—	(0.15)
Year ended 3-31-2013	21.28	0.23[1]	2.45	2.68	(0.21)	—	(0.21)
Year ended 3-31-2012	19.44	0.16[1]	1.81	1.97	(0.13)	—	(0.13)
Year ended 3-31-2011	15.95	0.10[1]	3.62	3.72	(0.23)	—	(0.23)
Year ended 3-31-2010	8.31	0.26[1]	7.66	7.92	(0.28)	—	(0.28)
Year ended 3-31-2009	19.35	0.26	(10.95)	(10.69)	(0.34)	(0.01)	(0.35)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
9-30-2013 (unaudited)	$22.51	-4.68%	$352	1.56%[4]	0.73%[4]	1.66%[4]	0.63%[4]	16%
Year ended 3-31-2013	23.73	12.32	341	1.64	0.71	1.68	0.67	43
Year ended 3-31-2012	21.27	9.88	276	1.73	0.45	—	—	55
Year ended 3-31-2011	19.42	23.00	247	1.79	0.16	—	—	65
Year ended 3-31-2010	15.95	94.78	178	2.09	1.51	—	—	72
Year ended 3-31-2009	8.31	-56.07	100	1.93	1.41	—	—	42
Class B Shares								
Six-month period ended								
9-30-2013 (unaudited)	21.96	-5.22	6	2.63[4]	-0.38[4]	2.73[4]	-0.48[4]	16
Year ended 3-31-2013	23.17	11.08	7	2.75	-0.29	2.79	-0.33	43
Year ended 3-31-2012	20.85	8.65	7	2.89	-0.62	—	—	55
Year ended 3-31-2011	19.20	21.51	8	3.01	-0.99	—	—	65
Year ended 3-31-2010	15.82	92.14	7	3.53	0.20	—	—	72
Year ended 3-31-2009	8.24	-56.69	4	3.18	0.29	—	—	42
Class C Shares								
Six-month period ended								
9-30-2013 (unaudited)	22.21	-5.03	14	2.26[4]	0.00[4]	2.36[4]	-0.10[4]	16
Year ended 3-31-2013	23.42	11.50	15	2.35	0.03	2.39	-0.01	43
Year ended 3-31-2012	21.00	9.03	12	2.49	-0.28	—	—	55
Year ended 3-31-2011	19.27	22.07	12	2.56	-0.52	—	—	65
Year ended 3-31-2010	15.86	93.33	9	2.88	0.72	—	—	72
Year ended 3-31-2009	8.26	-56.47	5	2.79	0.57	—	—	42
Class E Shares								
Six-month period ended								
9-30-2013 (unaudited)	22.50	-4.76	2	1.67[4]	0.61[4]	2.15[4]	0.13[4]	16
Year ended 3-31-2013	23.72	12.27	2	1.67	0.61	2.27	0.01	43
Year ended 3-31-2012	21.27	9.90	1	1.67	0.50	2.36	-0.19	55
Year ended 3-31-2011	19.43	23.12	1	1.67	0.16	2.52	-0.69	65
Year ended 3-31-2010	15.96	95.63	1	1.67	1.57	3.45	-0.21	72
Year ended 3-31-2009	8.32	-56.07	—*	2.12	1.01	3.33	-0.20	42
Class I Shares								
Six-month period ended								
9-30-2013 (unaudited)	22.62	-4.43	7	1.02[4]	1.27[4]	1.12[4]	1.17[4]	16
Year ended 3-31-2013	23.85	12.95	7	1.09	1.06	1.12	1.03	43
Year ended 3-31-2012	21.37	10.46	3	1.15	1.15	—	—	55
Year ended 3-31-2011	19.52	23.84	5	1.16	0.97	—	—	65
Year ended 3-31-2010	16.00	96.35	4	1.27	0.34	—	—	72
Year ended 3-31-2009	8.34	-55.70	1	1.16	2.13	—	—	42
Class R Shares								
Six-month period ended								
9-30-2013 (unaudited)	22.50	-4.76	1	1.66[4]	0.57[4]	1.76[4]	-0.47[4]	16
Year ended 3-31-2013	23.73	12.23	2	1.71	0.69	1.75	0.65	43
Year ended 3-31-2012	21.27	9.84	1	1.73	0.49	—	—	55
Year ended 3-31-2011	19.43	23.17	1	1.70	-0.05	—	—	65
Year ended 3-31-2010	15.95	95.59	—*	1.73	1.27	—	—	72
Year ended 3-31-2009	8.31	-55.94	—*	1.70	1.04	—	—	42
Class Y Shares								
Six-month period ended								
9-30-2013 (unaudited)	22.52	-4.57	149	1.27[4]	0.98[4]	1.37[4]	0.88[4]	16
Year ended 3-31-2013	23.75	12.63	168	1.34	1.06	1.37	1.03	43
Year ended 3-31-2012	21.28	10.24	149	1.39	0.82	—	—	55
Year ended 3-31-2011	19.44	23.51	150	1.39	0.57	—	—	65
Year ended 3-31-2010	15.95	96.18	109	1.41	2.09	—	—	72
Year ended 3-31-2009	8.31	-55.78	54	1.39	1.77	—	—	42

See Accompanying Notes to Financial Statements.

Ivy Funds

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY SCIENCE AND TECHNOLOGY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Six-month period ended								
9-30-2013 (unaudited)	$39.79	$(0.14)[1]	$ 7.91	$ 7.77	$—	$ —	$ —	$ —
Year ended 3-31-2013	33.54	(0.27)[1]	6.71	6.44	—	(0.19)	—	(0.19)
Year ended 3-31-2012	35.09	(0.32)[1]	0.93	0.61	—	(2.16)	—	(2.16)
Year ended 3-31-2011	29.35	(0.25)[1]	6.39	6.14	—	(0.40)	—	(0.40)
Year ended 3-31-2010	21.07	(0.07)[1]	8.52	8.45	—	(0.17)	—	(0.17)
Year ended 3-31-2009	27.87	(0.10)	(5.54)	(5.64)	—	(1.15)	(0.01)	(1.16)
Class B Shares								
Six-month period ended								
9-30-2013 (unaudited)	34.92	(0.27)[1]	6.93	6.66	—	—	—	—
Year ended 3-31-2013	29.69	(0.48)[1]	5.90	5.42	—	(0.19)	—	(0.19)
Year ended 3-31-2012	31.58	(0.53)[1]	0.77	0.24	—	(2.13)	—	(2.13)
Year ended 3-31-2011	26.62	(0.47)[1]	5.75	5.28	—	(0.32)	—	(0.32)
Year ended 3-31-2010	19.19	(0.31)[1]	7.74	7.43	—	—	—	—
Year ended 3-31-2009	25.68	(0.29)	(5.13)	(5.42)	—	(1.07)	—*	(1.07)
Class C Shares								
Six-month period ended								
9-30-2013 (unaudited)	35.99	(0.27)[1]	7.15	6.88	—	—	—	—
Year ended 3-31-2013	30.57	(0.47)[1]	6.08	5.61	—	(0.19)	—	(0.19)
Year ended 3-31-2012	32.41	(0.51)[1]	0.80	0.29	—	(2.13)	—	(2.13)
Year ended 3-31-2011	27.29	(0.44)[1]	5.91	5.47	—	(0.35)	—	(0.35)
Year ended 3-31-2010	19.65	(0.26)[1]	7.93	7.67	—	(0.03)	—	(0.03)
Year ended 3-31-2009	26.21	(0.19)	(5.28)	(5.47)	—	(1.08)	(0.01)	(1.09)
Class E Shares								
Six-month period ended								
9-30-2013 (unaudited)	39.74	(0.17)[1]	7.91	7.74	—	—	—	—
Year ended 3-31-2013	33.48	(0.29)[1]	6.74	6.45	—	(0.19)	—	(0.19)
Year ended 3-31-2012	35.04	(0.33)[1]	0.92	0.59	—	(2.15)	—	(2.15)
Year ended 3-31-2011	29.33	(0.26)[1]	6.38	6.12	—	(0.41)	—	(0.41)
Year ended 3-31-2010	21.05	(0.06)[1]	8.52	8.46	—	(0.18)	—	(0.18)
Year ended 3-31-2009	27.76	(0.10)[1]	(5.56)	(5.66)	—	(1.04)	(0.01)	(1.05)
Class I Shares								
Six-month period ended								
9-30-2013 (unaudited)	42.72	(0.09)[1]	8.52	8.43	—	—	—	—
Year ended 3-31-2013	35.88	(0.17)[1]	7.20	7.03	—	(0.19)	—	(0.19)
Year ended 3-31-2012	37.36	(0.23)[1]	1.01	0.78	—	(2.26)	—	(2.26)
Year ended 3-31-2011	31.16	(0.16)[1]	6.80	6.64	—	(0.44)	—	(0.44)
Year ended 3-31-2010	22.33	0.01[1]	9.05	9.06	—	(0.23)	—	(0.23)
Year ended 3-31-2009	29.35	0.08[1]	(5.92)	(5.84)	—	(1.17)	(0.01)	(1.18)
Class R Shares								
Six-month period ended								
9-30-2013 (unaudited)	39.42	(0.21)[1]	7.84	7.63	—	—	—	—
Year ended 3-31-2013	33.32	(0.36)[1]	6.65	6.29	—	(0.19)	—	(0.19)
Year ended 3-31-2012	34.93	(0.40)[1]	0.92	0.52	—	(2.13)	—	(2.13)
Year ended 3-31-2011	29.27	(0.32)[1]	6.37	6.05	—	(0.39)	—	(0.39)
Year ended 3-31-2010	21.02	(0.13)[1]	8.52	8.39	—	(0.14)	—	(0.14)
Year ended 3-31-2009	27.81	(0.05)[1]	(5.60)	(5.65)	—	(1.13)	(0.01)	(1.14)
Class Y Shares								
Six-month period ended								
9-30-2013 (unaudited)	41.60	(0.14)[1]	8.29	8.15	—	—	—	—
Year ended 3-31-2013	35.03	(0.26)[1]	7.02	6.76	—	(0.19)	—	(0.19)
Year ended 3-31-2012	36.54	(0.31)[1]	0.98	0.67	—	(2.18)	—	(2.18)
Year ended 3-31-2011	30.54	(0.23)[1]	6.65	6.42	—	(0.42)	—	(0.42)
Year ended 3-31-2010	21.90	(0.04)[1]	8.87	8.83	—	(0.19)	—	(0.19)
Year ended 3-31-2009	28.87	(0.10)	(5.71)	(5.81)	—	(1.15)	(0.01)	(1.16)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
9-30-2013 (unaudited)	$47.56	19.53%	$1,286	1.29%[4]	-0.65%[4]	—%	—%	20%
Year ended 3-31-2013	39.79	19.28	759	1.37	-0.79	—	—	43
Year ended 3-31-2012	33.54	3.01	549	1.39	-1.02	—	—	51
Year ended 3-31-2011	35.09	21.09	568	1.40	-0.83	—	—	47
Year ended 3-31-2010	29.35	40.13	437	1.50	-0.28	—	—	59
Year ended 3-31-2009	21.07	-19.86	245	1.50	-0.21	—	—	46
Class B Shares								
Six-month period ended								
9-30-2013 (unaudited)	41.58	19.04	59	2.08[4]	-1.44[4]	—	—	20
Year ended 3-31-2013	34.92	18.37	40	2.17	-1.59	—	—	43
Year ended 3-31-2012	29.69	2.15	32	2.24	-1.86	—	—	51
Year ended 3-31-2011	31.58	19.98	31	2.29	-1.72	—	—	47
Year ended 3-31-2010	26.62	38.72	24	2.51	-1.29	—	—	59
Year ended 3-31-2009	19.19	-20.71	15	2.56	-1.30	—	—	46
Class C Shares								
Six-month period ended								
9-30-2013 (unaudited)	42.87	19.08	481	2.01[4]	-1.36[4]	—	—	20
Year ended 3-31-2013	35.99	18.47	278	2.07	-1.50	—	—	43
Year ended 3-31-2012	30.57	2.25	219	2.13	-1.76	—	—	51
Year ended 3-31-2011	32.41	20.17	230	2.15	-1.58	—	—	47
Year ended 3-31-2010	27.29	39.05	183	2.28	-1.07	—	—	59
Year ended 3-31-2009	19.65	-20.51	98	2.30	-1.04	—	—	46
Class E Shares								
Six-month period ended								
9-30-2013 (unaudited)	47.48	19.48	13	1.43[4]	-0.79[4]	1.71[4]	-1.07[4]	20
Year ended 3-31-2013	39.74	19.31	9	1.43	-0.85	1.91	-1.33	43
Year ended 3-31-2012	33.48	3.00	6	1.43	-1.06	2.01	-1.64	51
Year ended 3-31-2011	35.04	21.03	6	1.43	-0.87	2.08	-1.52	47
Year ended 3-31-2010	29.33	40.21	4	1.43	-0.24	2.56	-1.37	59
Year ended 3-31-2009	21.05	-20.05	2	1.76	-0.43	2.69	-1.36	46
Class I Shares								
Six-month period ended								
9-30-2013 (unaudited)	51.15	19.71	806	1.01[4]	-0.36[4]	—	—	20
Year ended 3-31-2013	42.72	19.70	322	1.04	-0.46	—	—	43
Year ended 3-31-2012	35.88	3.37	186	1.06	-0.69	—	—	51
Year ended 3-31-2011	37.36	21.48	182	1.07	-0.50	—	—	47
Year ended 3-31-2010	31.16	40.65	122	1.11	0.02	—	—	59
Year ended 3-31-2009	22.33	-19.50	19	1.07	0.34	—	—	46
Class R Shares								
Six-month period ended								
9-30-2013 (unaudited)	47.05	19.36	79	1.61[4]	-0.97[4]	—	—	20
Year ended 3-31-2013	39.42	18.96	56	1.64	-1.07	—	—	43
Year ended 3-31-2012	33.32	2.76	42	1.64	-1.27	—	—	51
Year ended 3-31-2011	34.93	20.83	35	1.61	-1.06	—	—	47
Year ended 3-31-2010	29.27	39.95	19	1.64	-0.48	—	—	59
Year ended 3-31-2009	21.02	-19.95	6	1.62	-0.22	—	—	46
Class Y Shares								
Six-month period ended								
9-30-2013 (unaudited)	49.75	19.56	816	1.26[4]	-0.62[4]	—	—	20
Year ended 3-31-2013	41.60	19.40	552	1.29	-0.71	—	—	43
Year ended 3-31-2012	35.03	3.10	399	1.30	-0.93	—	—	51
Year ended 3-31-2011	36.54	21.18	445	1.31	-0.74	—	—	47
Year ended 3-31-2010	30.54	40.36	352	1.35	-0.13	—	—	59
Year ended 3-31-2009	21.90	-19.74	193	1.33	-0.03	—	—	46

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Ivy Funds, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Ivy Asset Strategy Fund, Ivy Asset Strategy New Opportunities Fund, Ivy Balanced Fund, Ivy Energy Fund, Ivy Global Natural Resources Fund, Ivy Global Real Estate Fund, Ivy Global Risk-Managed Real Estate Fund, Ivy Real Estate Securities Fund and Ivy Science and Technology Fund (each, a "Fund") are nine series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Funds' Prospectus and Statement of Additional Information. Each Fund's investment manager is Ivy Investment Management Company ("IICO" or the "Manager").

Each Fund offers Class A, Class B, Class C, Class I, Class Y, and Class R shares. Certain Funds may also offer Class E shares. Class A and Class E shares are sold at their offering price, which is normally net asset value plus a front-end sales charge. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a contingent deferred sales charge ("CDSC"). Class I, Class R and Class Y shares are sold without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and net asset value per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, B, C, E, R and Y have a distribution and service plan. Class I shares are not included in the plan. Class B shares will automatically convert to Class A shares 96 months after the date of purchase.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment and/or realized gain.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of and for the period ended September 30, 2013, management believes that no liability for unrecognized tax positions is required. The Funds are subject to examination by U.S. federal and state authorities for returns filed for tax years after 2008.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC") require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Fund will segregate collateral or designate on its books and records cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash." Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Inflation-Indexed Bonds. Certain Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Payment In-Kind Securities. Certain Funds may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in either cash or additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's net asset value to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield IICO, or the Fund's investment subadviser, as applicable, consider advantageous. The Fund maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Loans. Certain Funds may invest in loans. Loans are generally made to U.S. and foreign borrowers that are corporations, partnerships, or other business entities. Loans are generally readily marketable, but some loans may be illiquid or may be subject to some restrictions on resale.

Certain loans contain provisions that obligate a Fund to fund future commitments at the borrower's discretion. At September 30, 2013, there were no such unfunded commitments.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Trustees and Chief Compliance Officer Fees. Fees paid to the Trustees can be paid in cash or deferred to a later date, at the election of the Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the office of the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Estimates. The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the Net Asset Value ("NAV") of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and other assets are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of last reported sales prices, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service authorized by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Short-term securities with maturities of 60 days or less are valued on the basis of amortized cost (which approximates value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or assets are valued at fair value, as determined in good faith by the Board or WRSCO pursuant to instructions from the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or assets. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO, the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or assets and for determining whether the value of the applicable securities or assets should be re-evaluated in light of such significant events. WRSCO has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and other assets in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to guidelines established by the Board, with reference to other securities or indices. In the event that the security or asset cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or asset will be determined in good faith by the Valuation Committee and appropriate consultation with the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at their direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities were sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.
Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.
Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at their direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Bullion. The fair value of bullion is at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded and are categorized in Level 1 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. A substantial majority of OTC derivative products valued using pricing models fall into this category and are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, Exchange Traded Funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Municipal Bonds. Municipal bonds are fair valued based on pricing models that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Restricted Securities. Restricted securities that are deemed to be both Rule 144A securities and illiquid, as well as restricted securities held in non-public entities are included in Level 3 of the fair value hierarchy because they trade infrequently, and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 1 or 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred generally due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred generally due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. The beginning of period timing recognition is used for the transfers between Levels of the Funds' assets and liabilities. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities, respectively. Additionally, the net change in unrealized appreciation for all Level 3 investments still held as of September 30, 2013, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities.

The Funds may own different types of assets that are classified as Level 2 or Level 3. Assets classified as Level 2 can have a variety of observable inputs, including, but not limited to, benchmark yields, reported trades, broker quotes, benchmark securities, and bid/offer quotations. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations when presented by primary underlying risk exposure.

Forward Foreign Currency Contracts. Certain Funds may enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and

Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Futures Contracts. Certain Funds may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Option Contracts. Options purchased by a Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether a Fund has realized a gain or loss. For each Fund, when a written put is exercised, the cost basis of the securities purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying security (or basket of securities). With written options, there may be times when a Fund will be required to purchase or sell securities to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying security (or basket of securities). Additionally, to the extent a Fund enters into OTC option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Swap Agreements. Certain Funds may invest in swap agreements.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

The creditworthiness of the counterparty with which a Fund enters into a swap agreement is monitored by IICO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Fund may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Collateral and Rights of Offset. A Fund may mitigate credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables against each other and/or with collateral, which is generally held by the Fund's custodian. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. Financial Accounting Standards Board ("FASB") Accounting Standards Update 2011-11, Disclosures about Offsetting Assets and Liabilities, requires an entity that has financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position.

The following tables present the offsetting of assets and liabilities as of September 30, 2013:

Assets

Fund	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			Net Amount
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	
Asset Strategy Fund							
Investments in unaffiliated securities at value* ...	$14,603	$—	$14,603	$(2,501)	$—	$(11,580)	$ 522
Asset Strategy New Opportunities Fund							
Investments in unaffiliated securities at value* ...	$ 1,132	$—	$ 1,132	$ (27)	$—	$ —	$1,105
Global Natural Resources Fund							
Unrealized appreciation on forward foreign currency	$ 480	$—	$ 480	$ (397)	$—	$ —	$ 83

Purchased options are reported as investments in unaffiliated securities on the Statement of Assets and Liabilities.

Liabilities

Fund	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			Net Amount
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Pledged	Cash Collateral Pledged	
Asset Strategy Fund							
Written options at value	$ 3,220	$—	$ 3,220	$(2,501)	$ (719)	$ —	$ —
Unrealized depreciation on forward foreign currency	34,116	—	34,116	—	(24,455)	(9,661)	—
Total	$37,336	$—	$37,336	$(2,501)	$(25,174)	$(9,661)	$ —
Asset Strategy New Opportunities Fund							
Written options at value	$ 27	$—	$ 27	$ (27)	$ —	$ —	$ —
Unrealized depreciation on forward foreign currency	55	—	55	—	—	—	55
Total	$ 82	$—	$ 82	$ (27)	$ —	$ —	$ 55
Global Natural Resources Fund							
Unrealized depreciation on forward foreign currency	$ 892	$—	$ 892	$ (397)	$ —	$ (389)	$106

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of September 30, 2013:

Fund	Type of Risk Exposure	Assets Statement of Assets & Liabilities Location	Value	Liabilities Statement of Assets & Liabilities Location	Value
Ivy Asset Strategy Fund	Equity	Investments in unaffiliated securities at value*	$36,378	Unrealized depreciation on futures contracts**	$ 9,828
		Unrealized appreciation on futures contracts**	2,727	Written options at value	45,432
	Foreign currency			Unrealized depreciation on forward foreign currency contracts	34,116
Ivy Asset Strategy New Opportunities Fund	Equity	Investments in unaffiliated securities at value*	1,132	Written options at value	27
	Foreign currency			Unrealized depreciation on forward foreign currency contracts	55
Ivy Global Natural Resources Fund	Commodity	Investments in unaffiliated securities at value*	6,575		
	Equity	Investments in unaffiliated securities at value*	72,554		

Fund	Type of Risk Exposure	Assets Statement of Assets & Liabilities Location	Value	Liabilities Statement of Assets & Liabilities Location	Value
	Foreign currency	Unrealized appreciation on forward foreign currency contracts	$ 480	Unrealized depreciation on forward foreign currency contracts	$ 892
Ivy Real Estate Securities Fund	Equity			Written options at value	6

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.
**The value presented includes cumulative gain (loss) on open futures contracts; however, the value reflected on the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of September 30, 2013.

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the period ended September 30, 2013:

Fund	Type of Risk Exposure	Net realized gain (loss) on: Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Asset Strategy Fund	Commodity	$ —	$—	$(112,324)	$ —	$ —	$(112,324)
	Equity	114,677	—	(127,232)	99,986	—	87,431
	Foreign currency	—	—	—	—	9,658	9,658
Ivy Asset Strategy New Opportunities Fund	Commodity	—	—	(1,822)	—	—	(1,822)
	Equity	158	—	—	49	—	207
	Foreign currency	—	—	—	—	(450)	(450)
Ivy Global Natural Resources Fund	Commodity	(12,236)	—	—	—	—	(12,236)
	Equity	7,942	—	(32,221)	—	—	(24,279)
	Foreign currency	—	—	—	—	1,940	1,940
Ivy Real Estate Securities Fund	Equity	—	—	—	5	—	5
Ivy Science and Technology Fund	Foreign currency	—	—	—	—	2,983	2,983

*Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the period ended September 30, 2013:

Fund	Type of Risk Exposure	Net change in unrealized appreciation (depreciation) on: Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Asset Strategy Fund	Equity	$(67,115)	$—	$(7,101)	$(19,870)	$ —	$(94,086)
	Foreign currency	—	—	—	—	(33,774)	(33,774)
Ivy Asset Strategy New Opportunities Fund	Equity	(588)	—	—	67	—	(521)
	Foreign currency	—	—	—	—	(31)	(31)
Ivy Global Natural Resources Fund	Equity	—	—	4,946	—	—	4,946
	Foreign currency	—	—	—	—	(5,798)	(5,798)
Ivy Real Estate Securities Fund	Equity	—	—	—	11	—	11
Ivy Science and Technology Fund	Foreign currency	—	—	—	—	(2,238)	(2,238)

*Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the period ended September 30, 2013, the average derivative volume was as follows:

Fund	Long forward contracts[1]	Short forward contracts[1]	Long futures contracts[1]	Short futures contracts[1]	Swap agreements[2]	Purchased options[1]	Written options[1]
Ivy Asset Strategy Fund	$1,522,947	$1,526,762	$228,463	$366,211	$—	$ 85,218	$32,839
Ivy Asset Strategy New Opportunities Fund	16,344	16,371	—	—	—	708	9
Ivy Global Natural Resources Fund	290,069	288,564	—	349,828	—	104,848	—
Ivy Real Estate Securities Fund	—	—	—	—	—	—	2
Ivy Science and Technology Fund	4,750	4,040	—	—	—	—	—

(1) Average value outstanding during the period.
(2) Average notional amount outstanding during the period.

Objectives and Strategies

Ivy Asset Strategy Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities, increasing exposure to various equity markets, managing exposure to various foreign currencies, and hedging certain event risks on positions held by the Fund. To achieve the objective of hedging market risk and increasing exposure to equity markets, the Fund utilized futures, and option contracts on foreign and domestic equity indices. To manage foreign currency exposure, the Fund utilized forward contracts and option contracts to either increase or decrease exposure to a given currency. To manage event risks, the Fund utilized short futures on commodities, as well as on foreign and domestic equity indices and option contracts, both written and purchased, on individual equity securities owned by the Fund.

Ivy Asset Strategy New Opportunities Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities and managing the exposure to various foreign currencies. To achieve the objective of hedging market risk, the Fund utilized option contracts, both written and purchased, on individual equity securities and foreign equity indices. To manage foreign currency exposure, the Fund utilized forward contracts to either increase or decrease exposure to a given currency.

Ivy Global Natural Resources Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities, increasing exposure to specific sectors or companies, and managing the exposure to various foreign currencies. To achieve the objective of hedging market risk and increasing exposure to equity markets, the Fund utilized futures on equity indices and purchased option contracts on individual equity securities. To manage foreign currency exposure, the Fund utilized forward contracts to either increase or decrease exposure to a given currency.

Ivy Real Estate Securities Fund. The Fund's objective in using derivatives during the period was to hedge market risk on securities in its portfolio. To achieve this objective, the Fund utilized written options on individual equity securities owned by the Fund.

Ivy Science and Technology Fund. The Fund's objective in using derivatives during the period was to hedge the exposure to foreign currencies of securities held in the Fund. To achieve this objective, the Fund utilized forward contracts.

5. WRITTEN OPTION ACTIVITY ($ amounts in thousands)

Transactions in written options were as follows:

Fund	Outstanding at 3-31-13	Options written	Options closed	Options exercised	Options expired	Outstanding at 9-30-13
Ivy Asset Strategy Fund						
Number of Contracts	179,579	4,187,307	(295,057)	(3,725,368)	(198,397)	148,064
Premium Received	$ 49,783	$ 204,045	$(143,539)	$ (647)	$ (71,542)	$ 38,100
Ivy Asset Strategy New Opportunities Fund						
Number of Contracts	—	1,611	(889)	—	(572)	150
Premium Received	$ —	$ 571	$ (445)	$ —	$ (32)	$ 94
Ivy Real Estate Securities Fund						
Number of Contracts	112	363	—	(67)	(45)	363
Premium Received	$ 11	$ 21	$ —	$ (7)	$ (5)	$ 20

6. BASIS FOR CONSOLIDATION

Ivy ASF II, Ltd. and Ivy ASNO II, Ltd. (each a "Subsidiary"), Cayman Islands exempted companies, were incorporated as wholly owned subsidiaries acting as investment vehicles for the Ivy Asset Strategy Fund and Ivy Asset Strategy New Opportunities Fund (referred to as "the Fund" in this sub-section, respectively). Ivy ASF III (SBP), LLC and Ivy ASF, LLC (each a "Company"), Delaware limited liability companies, were incorporated as wholly owned companies acting as investment vehicles for the Ivy Asset Strategy Fund. Each Subsidiary and Company acts as an investment vehicle for a Fund, as applicable, in order to effect certain investments for the Fund consistent with the Fund's investment objectives and policies as specified in their prospectus and statement of additional information.

The Fund's investment portfolio has been consolidated and includes the portfolio holdings of the Fund and its respective Subsidiary and Company, if applicable. The consolidated financial statements include the accounts of each Fund and its respective Subsidiary and Company. All inter-company transactions and balances have been eliminated. A subscription agreement was entered into between each Fund and its respective Subsidiary and/or Company comprising the entire issued share capital of the Subsidiary and Company with the intent that the Fund will remain the sole shareholder and retain all rights. Under the Articles of Association, shares issued by the Subsidiary and Company confer upon a shareholder the right to receive notice of, to attend and to vote at general meetings of the Subsidiary and Company and shall confer upon the shareholder rights in a winding-up or repayment of capital and the right to participate in the profits or assets of the Subsidiary and Company.

See the table below for details regarding the structure, incorporation and relationship as of September 30, 2013 of each Subsidiary and Company to each Fund (amounts in thousands).

Subsidiary/Company	Fund	Date of Incorporation	Subscription Agreement	Fund Net Assets	Subsidiary Net Assets	Percentage of Fund Net Assets
Ivy ASF II, Ltd.	Ivy Asset Strategy Fund	1-31-13	4-10-13	$30,659,222	$1,584,820	5.17%
Ivy ASF III (SBP), LLC	Ivy Asset Strategy Fund	4-9-13	4-23-13	30,659,222	258,795	0.84

Subsidiary/Company	Fund	Date of Incorporation	Subscription Agreement	Fund Net Assets	Subsidiary Net Assets	Percentage of Fund Net Assets
Ivy ASF, LLC	Ivy Asset Strategy Fund	12-10-12	12-18-12	$30,659,222	$295,823	0.96%
Ivy ASNO II, Ltd.	Ivy Asset Strategy New Opportunities Fund	1-31-13	4-10-13	251,223	26,070	10.38

7. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. IICO, a wholly owned subsidiary of Waddell & Reed Financial, Inc. ("WDR"), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

Fund (M - Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $2,000M	$2,000 to $3,000M	Over $3,000M
Ivy Asset Strategy Fund	0.700%	0.700%	0.650%	0.600%	0.550%
Ivy Asset Strategy New Opportunities Fund	1.000	0.850	0.830	0.800	0.760
Ivy Balanced Fund	0.700	0.700	0.650	0.600	0.550
Ivy Energy Fund	0.850	0.850	0.830	0.800	0.760
Ivy Global Natural Resources Fund	1.000	0.850	0.830	0.800	0.760
Ivy Global Real Estate Fund	0.950	0.950	0.920	0.870	0.840
Ivy Global Risk-Managed Real Estate Fund	0.950	0.950	0.920	0.870	0.840
Ivy Real Estate Securities Fund	0.900	0.900	0.870	0.840	0.800
Ivy Science and Technology Fund	0.850	0.850	0.830	0.800	0.760

For Funds managed solely by IICO, IICO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to IICO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers below for amounts waived during the period ended September 30, 2013.

IICO has entered into Subadvisory Agreements with the following entities on behalf of certain Funds:

Under an agreement between IICO and Mackenzie Financial Corporation ("Mackenzie"), Mackenzie served as subadviser to Ivy Global Natural Resources Fund through July 1, 2013. As a result of the planned retirement of Frederick Sturm as portfolio manager of the subadvised Ivy Global Natural Resources Fund, IICO internalized the management of the Fund effective July 2, 2013. Under an agreement between IICO and Advantus Capital Management, Inc. ("Advantus"), Advantus serves as subadviser to Ivy Real Estate Securities Fund. Under an agreement between IICO and LaSalle Investment Management Securities, LLC ("LaSalle US"), LaSalle US serves as subadviser to Ivy Global Real Estate Fund and Ivy Global Risk-Managed Real Estate Fund. Each subadviser makes investment decisions in accordance with the Fund's investment objectives, policies and restrictions under the supervision of IICO and the oversight of the Board. IICO pays all costs applicable of the subadvisers.

Accounting Services Fees. The Trust has an Accounting Services Agreement with WRSCO, doing business as WI Services Company ("WISC"), an indirect subsidiary of WDR. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Administrative Fee. Each Fund also pays WISC a monthly fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B, Class C and Class E shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.6958 per account; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, InvestEd Portfolios and Ivy Funds) reaches certain levels. Effective June 6, 2011 for Class R shares, each Fund pays a monthly fee equal to one-twelfth of 0.25 of 1% of the average daily net assets of the class for the preceding month. Prior to June 6, 2011 the fee was 0.20 of 1%. For Class I and Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. If the aggregate annual rate of the WISC transfer agent fee and the costs charged by the financial services companies exceeds $18.00 per account for a Fund, WISC will reimburse the Fund the amount in excess of $18.00.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account, or a fixed rate fee, based on the average daily net asset value of the omnibus account (or a combination thereof).

Distribution and Service Plan. Class A and Class E Shares. Under a Distribution and Service Plan adopted by the Trust pursuant to Rule 12b-1 under the 1940 Act (the "Distribution and Service Plan"), each Fund may pay a distribution and/or service fee to Ivy Funds Distributors, Inc. ("IFDI") for Class A and Class E shares in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IFDI for amounts it expends in connection with the distribution of the Class A and Class E shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class.

Class B and Class C Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets for Class B and Class C shares to compensate IFDI for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Class R Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IFDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal services to Class R shareholders and/or maintaining Class R shareholder accounts.

Class Y Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a fee of up to 0.25%, on an annual basis, of the average daily net assets of the Fund's Class Y shares to compensate IFDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal services to Class Y shareholders and/or maintaining Class Y shareholder accounts.

Sales Charges. As principal underwriter for the Trust's shares, IFDI receives sales commissions (which are not an expense of the Trust) for sales of Class A and Class E shares. A CDSC may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A and Class E shares and is paid to IFDI. During the period ended September 30, 2013, IFDI received the following amounts in sales commissions and CDSCs:

	Gross Sales Commissions	CDSC Class A	CDSC Class B	CDSC Class C	CDSC Class E	Commissions Paid[1]
Ivy Asset Strategy Fund	$ 1,640	$ 38	$ 580	$ 229	$ —	$ 6,459
Ivy Asset Strategy New Opportunities Fund	69	—*	14	2	—	88
Ivy Balanced Fund	589	2	32	24	—	1,778
Ivy Energy Fund	52	—*	2	1	—	94
Ivy Global Natural Resources Fund	373	4	54	12	—	416
Ivy Global Real Estate Fund	27	—*	—	—	—	27
Ivy Global Risk-Managed Real Estate Fund	15	—*	—	—	—	14
Ivy Real Estate Securities Fund	252	—*	4	1	—	262
Ivy Science and Technology Fund	763	10	27	28	—	1,945

* Not shown due to rounding.
(1) IFDI reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

Expense Reimbursements and/or Waivers. Fund and class expense limitations and related waivers/reimbursements for the period ended September 30, 2013 were as follows:

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Asset Strategy Fund	Class E	Contractual	8-1-2008	7-31-2014	1.00%	$ 46	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$203	12b-1 Fees and/or Shareholder Servicing
Ivy Asset Strategy New Opportunities Fund	Class A	Contractual	5-3-2010	7-31-2014	1.50%	$234	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	5-3-2010	7-31-2013	1.50%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	5-3-2010	7-31-2014	1.25%	$ 15	Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ 3	12b-1 Fees and/or Shareholder Servicing
Ivy Balanced Fund	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ —	N/A

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Energy Fund	Class A	Contractual	8-1-2008	7-31-2014	1.60%	$ 9	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ —	N/A
Ivy Global Natural Resources Fund	Class E	Contractual	8-1-2008	7-31-2014	1.27%	$ 29	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ —	12b-1 Fees and/or Shareholder Servicing
Ivy Global Real Estate Fund	All Classes	Contractual	4-1-2013	7-31-2014	N/A	$ 62[1]	Investment Management Fee
	Class A	Contractual	4-1-2013	7-31-2014	1.51%	$ 29	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	4-1-2013	7-31-2014	Not to exceed Class A	$ —	12b-1 Fees and/or Shareholder Servicing
Ivy Global Risk-Managed Real Estate Fund	All Classes	Contractual	4-1-2013	7-31-2014	N/A	$ 18[1]	Investment Management Fee
	Class A	Contractual	4-1-2013	7-31-2014	1.51%	$ 29	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	4-1-2013	7-31-2014	Not to exceed Class A	$ 6	12b-1 Fees and/or Shareholder Servicing
Ivy Real Estate Securities Fund	All Classes	Contractual	12-3-2012	7-31-2014	N/A	$278[2]	Investment Management Fee
	Class E	Contractual	8-1-2008	7-31-2014	1.67%	$ 4	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ —	N/A
Ivy Science and Technology Fund	Class E	Contractual	8-1-2008	7-31-2014	1.43%	$ 16	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ —	N/A

(1) Due to Class A and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

(2) The Fund's investment management fee is being reduced by 0.10% of average daily net assets until July 31, 2014.

Any amounts due to the Funds as a reimbursement but not paid as of September 30, 2013 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

8. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the period ended September 30, 2013 follows:

	3-31-13 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	9-30-13 Share Balance	9-30-13 Value
Ivy Asset Strategy Fund							
Apollo Global Management, LLC	7,863	$ —	$ 24,012	$ 18,875	$ —	6,204	$ 175,312
Carlyle Group L.P. (The)[1]	4,846	—	101,176	48,795	—	N/A	N/A
Galaxy Entertainment Group Limited, ADR	255,009	3,705	103,705	79,474	—	228,611	1,603,481
Wynn Resorts, Limited	9,492	—	230,770	312,699	16,280	5,551	877,104
				$459,843	$16,280		$2,655,897

	3-31-13 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	9-30-13 Share Balance	9-30-13 Value
Ivy Science and Technology Fund							
Acxiom Corporation[1]	N/A	$21,335	$ —	$ —	$ —	4,106	$116,572
BioAmber Inc.[1]	N/A	1,487	—	—	—	1,352	6,625
ESCO Technologies Inc.	N/A	10,274	—	—	201	1,411	46,881
WNS (Holdings) Limited, ADR[1]	N/A	16,228	—	—	—	2,896	61,450
			$ —		$201		$231,528

(1) No dividends were paid during the preceding 12 months.

9. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the period ended September 30, 2013, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Ivy Asset Strategy Fund	$ —	$9,079,797	$ 823	$9,283,171
Ivy Asset Strategy New Opportunities Fund	—	104,267	—	174,074
Ivy Balanced Fund	33,338	519,692	2,427	146,856
Ivy Energy Fund	—	37,896	—	12,149
Ivy Global Natural Resources Fund	—	1,383,384	—	1,932,587
Ivy Global Real Estate Fund	—	22,631	—	1,998
Ivy Global Risk-Managed Real Estate Fund	—	38,752	—	6,048
Ivy Real Estate Securities Fund	—	108,042	—	88,663
Ivy Science and Technology Fund	—	1,380,624	—	493,725

10. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of $0.001 par value shares of beneficial interest of each class of each Fund.

Transactions in shares of beneficial interest were as follows:

	Ivy Asset Strategy Fund				Ivy Asset Strategy New Opportunities Fund			
	Six months ended 9-30-13		Year ended 3-31-13		Six months ended 9-30-13		Year ended 3-31-13	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	31,908	$ 890,476	59,356	$ 1,511,047	3,406	$ 36,622	4,374	$ 45,604
Class B	1,271	34,229	2,986	72,878	27	286	61	616
Class C	19,636	532,373	37,463	927,770	166	1,741	648	6,616
Class E	185	5,158	395	10,060	10	115	—	—
Class I	62,422	1,749,331	115,146	2,970,410	441	4,827	1,256	13,036
Class R	859	23,812	1,688	42,599	38	430	41	448
Class Y	5,963	166,614	12,220	310,190	18	198	599	6,254
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	6,676	169,910	—	—	91	957
Class B	—	—	312	7,728	—	—	—	—
Class C	—	—	3,445	85,567	—	—	1	11
Class E	—	—	52	1,329	—	—	—	—
Class I	—	—	5,979	153,252	—	—	25	259
Class R	—	—	75	1,900	—	—	—*	1
Class Y	—	—	1,002	25,557	—	—	5	56
Shares redeemed:								
Class A	(35,435)	(984,771)	(90,813)	(2,277,463)	(4,105)	(44,105)	(8,685)	(88,776)
Class B	(1,867)	(50,186)	(4,355)	(105,681)	(91)	(951)	(204)	(2,056)
Class C	(24,435)	(659,916)	(65,934)	(1,605,676)	(1,036)	(10,903)	(2,942)	(29,515)
Class E	(117)	(3,275)	(262)	(6,593)	(10)	(114)	—	—
Class I	(41,933)	(1,178,899)	(84,570)	(2,145,764)	(1,619)	(17,446)	(3,952)	(40,433)
Class R	(791)	(21,824)	(1,199)	(30,092)	(38)	(430)	(38)	(415)
Class Y	(5,451)	(152,115)	(15,908)	(404,785)	(97)	(1,040)	(467)	(4,765)
Net increase (decrease)	**12,215**	**$ 351,007**	**(16,246)**	**$ (285,857)**	**(2,890)**	**$(30,770)**	**(9,187)**	**$(92,102)**

* Not shown due to rounding.

	Ivy Balanced Fund				Ivy Energy Fund			
	Six months ended 9-30-13		Year ended 3-31-13		Six months ended 9-30-13		Year ended 3-31-13	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	11,711	$262,965	10,750	$219,142	2,141	$ 29,870	1,987	$ 24,343
Class B	732	16,292	1,115	22,410	35	475	66	764
Class C	6,234	139,249	6,169	124,947	526	7,050	316	3,749
Class E	—	—	7	134	—	—	10	123
Class I	3,263	73,516	2,191	44,569	253	3,683	339	4,284
Class R	24	546	12	250	75	1,050	41	529
Class Y	1,214	27,371	2,158	43,417	445	6,534	412	5,112
Shares issued in reinvestment of distributions to shareholders:								
Class A	29	664	204	4,088	—	—	—	—
Class B	—	—	15	304	—	—	—	—
Class C	—	—	73	1,460	—	—	—	—
Class E	—*	—*	—	—	—	—	—	—
Class I	8	190	26	529	—	—	—	—
Class R	—	—	—	—	—	—	—	—
Class Y	5	122	58	1,154	—	—	—	—
Shares redeemed:								
Class A	(2,328)	(52,245)	(2,749)	(55,865)	(954)	(13,389)	(2,762)	(33,587)
Class B	(139)	(3,096)	(256)	(5,141)	(25)	(328)	(91)	(1,052)
Class C	(820)	(18,284)	(1,227)	(24,685)	(217)	(2,869)	(542)	(6,257)
Class E	—	—	(7)	(131)	—	—	(10)	(115)
Class I	(327)	(7,305)	(1,082)	(21,804)	(99)	(1,402)	(279)	(3,452)
Class R	(13)	(290)	—*	—*	(21)	(294)	(20)	(278)
Class Y	(605)	(13,533)	(1,575)	(32,002)	(152)	(2,151)	(324)	(4,029)
Net increase (decrease)	**18,988**	**$426,162**	**15,882**	**$322,776**	**2,007**	**$ 28,229**	**(857)**	**$ (9,866)**

Not shown due to rounding.

	Ivy Global Natural Resources Fund				Ivy Global Real Estate Fund[1]		Ivy Global Risk-Managed Real Estate Fund[1]	
	Six months ended 9-30-13		Year ended 3-31-13		Period from 4-1-2013 to 9-30-13		Period from 4-1-2013 to 9-30-13	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	3,903	$ 66,916	12,987	$ 216,722	1,977	$19,745	2,652	$ 26,941
Class B	53	802	239	3,520	44	453	201	2,067
Class C	450	6,616	1,662	23,909	101	1,048	416	4,276
Class E	23	400	64	1,089	N/A	N/A	N/A	N/A
Class I	1,840	32,301	9,794	170,918	381	3,926	1,709	17,567
Class R	258	4,375	724	11,953	80	828	400	4,111
Class Y	583	10,107	3,441	57,913	120	1,246	599	6,166
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	146	2,402	—	—	—	—
Class B	—	—	—	—	—	—	—	—
Class C	—	—	—	—	—	—	—	—
Class E	—	—	1	22	N/A	N/A	N/A	N/A
Class I	—	—	122	2,059	—	—	—	—
Class R	—	—	—	—	—	—	—	—
Class Y	—	—	55	913	—	—	—	—
Shares redeemed:								
Class A	(18,796)	(322,674)	(35,684)	(595,908)	(236)	(2,447)	(1,028)	(10,685)
Class B	(1,127)	(16,886)	(2,937)	(43,628)	(20)	(217)	(100)	(1,056)
Class C	(5,444)	(80,048)	(14,246)	(204,042)	(47)	(494)	(201)	(2,121)
Class E	(36)	(629)	(79)	(1,355)	N/A	N/A	N/A	N/A
Class I	(12,780)	(221,897)	(45,904)	(786,039)	(173)	(1,846)	(851)	(8,995)
Class R	(555)	(9,413)	(1,662)	(27,485)	(40)	(428)	(200)	(2,112)
Class Y	(2,994)	(52,213)	(20,519)	(347,616)	(60)	(641)	(300)	(3,168)
Net increase (decrease)	**(34,622)**	**$(582,243)**	**(91,796)**	**$(1,514,653)**	**2,127**	**$21,173**	**3,297**	**$ 32,991**

(1) Period from April 1, 2013 (commencement of operations) to September 30, 2013.

	Ivy Real Estate Securities Fund				Ivy Science and Technology Fund			
	Six months ended 9-30-13		Year ended 3-31-13		Six months ended 9-30-13		Year ended 3-31-13	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	3,509	$ 83,377	4,703	$104,809	10,571	$ 456,683	7,564	$ 266,910
Class B	37	861	85	1,845	391	14,829	285	8,774
Class C	102	2,427	225	4,908	4,070	159,786	1,852	59,917
Class E	13	301	26	574	45	1,888	66	2,289
Class I	103	2,464	195	4,393	9,381	436,690	4,241	160,625
Class R	13	311	52	1,159	473	20,092	656	22,480
Class Y	400	9,678	1,239	27,593	4,837	218,244	5,598	204,761
Shares issued in reinvestment of distributions to shareholders:								
Class A	73	1,677	89	1,951	—*	—*	84	2,913
Class B	—	—	—	—	—*	—*	6	172
Class C	1	20	—*	4	—	—	34	1,068
Class E	—*	8	—*	9	—*	—*	1	41
Class I	2	53	2	56	—	—	24	912
Class R	—*	5	—*	8	—	—	7	227
Class Y	44	1,018	68	1,497	—	—	57	2,088
Shares redeemed:								
Class A	(2,420)	(56,902)	(3,277)	(72,501)	(2,637)	(113,503)	(4,933)	(168,755)
Class B	(57)	(1,324)	(135)	(2,898)	(120)	(4,554)	(226)	(6,780)
Class C	(98)	(2,267)	(165)	(3,584)	(570)	(22,042)	(1,322)	(41,084)
Class E	(5)	(120)	(8)	(176)	(10)	(451)	(25)	(850)
Class I	(70)	(1,615)	(71)	(1,609)	(1,151)	(54,133)	(1,910)	(69,844)
Class R	(23)	(562)	(41)	(916)	(208)	(8,820)	(503)	(16,977)
Class Y	(887)	(20,893)	(1,266)	(27,900)	(1,698)	(76,781)	(3,786)	(134,447)
Net increase	737	$ 18,517	1,721	$ 39,222	23,374	$1,027,928	7,770	$ 294,440

* Not shown due to rounding.

11. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at September 30, 2013 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Ivy Asset Strategy Fund	$23,604,287	$7,652,447	$558,577	$7,093,870
Ivy Asset Strategy New Opportunities Fund	216,179	36,397	12,060	24,337
Ivy Balanced Fund	1,154,608	186,099	2,264	183,835
Ivy Energy Fund	117,131	52,277	1,506	50,771
Ivy Global Natural Resources Fund	1,713,604	327,034	100,063	226,971
Ivy Global Real Estate Fund	21,018	384	878	(494)
Ivy Global Risk-Managed Real Estate Fund	32,750	509	2,242	(1,733)
Ivy Real Estate Securities Fund	418,264	116,796	6,078	110,718
Ivy Science and Technology Fund	2,534,239	1,028,612	41,441	987,171

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended March 31, 2013 and the post-October and late-year ordinary activity updated with information available through the date of this report were as follows:

Fund	Distributed Ordinary Income	Undistributed Ordinary Income	Distributed Long-Term Capital Gains	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Ivy Asset Strategy Fund	$595,225	$ —	$ —	$ —	$—	$ —	$ —
Ivy Asset Strategy New Opportunities Fund	1,483	—	—	—	—	2,654	1,728
Ivy Balanced Fund	5,229	1,427	3,858	8,830	—	—	—
Ivy Energy Fund	—	—	—	—	—	—	205
Ivy Global Natural Resources Fund	6,701	—	—	—	—	210,183	7,176
Ivy Real Estate Securities Fund	3,580	1,778	—	—	—	—	—
Ivy Science and Technology Fund	—	—	8,262	52,919	—	—	3,398

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal year late-year ordinary losses that arise from the netting of activity generated between each November 1 and the end of its fiscal year on certain specified ordinary items.

Accumulated capital losses represent net capital loss carryovers as of March 31, 2013 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. Under the Regulated Investment Company Modernization Act of 2010 (the "Modernization Act"), a Fund is permitted to carry forward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. Any losses incurred during those future taxable years will be required to be utilized prior to any losses incurred in pre-enactment taxable years which have only an eight year carryforward period. As a result of this ordering rule, pre-enactment capital loss carryovers may expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term capital losses rather than being considered all short-term as under the previous law. The Fund's first fiscal year end subject to the Modernization Act is March 31, 2012. The following table shows the expiration dates for capital loss carryovers from pre-enactment taxable years and the amounts of capital loss carryovers, if any, by each of the applicable Funds electing to be taxed as a RIC during the year ended March 31, 2013:

| | Pre-Enactment | | | | | | Post-Enactment | |
Fund	2014	2015	2016	2017	2018	2019	Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
Ivy Asset Strategy Fund	$—	$—	$—	$317,748	$1,651,528	$959,230	$ —	$ —
Ivy Asset Strategy New Opportunities Fund	—	—	—	—	—	606	48,200	28,017
Ivy Balanced Fund	—	—	—	—	—	—	—	—
Ivy Energy Fund	—	—	—	2,319	9,795	—	2,347	—
Ivy Global Natural Resources Fund	—	—	—	—	1,529,206	—	188,072	267,093
Ivy Real Estate Securities Fund	—	—	—	—	27,830	—	—	—
Ivy Science and Technology Fund	—	—	—	—	—	—	—	—

At a meeting of the Board of Trustees of Ivy Funds (the "Trust") held on August 12th and 13th, 2013, the Trustees, including all of the Trustees who are not "interested persons," as defined in Section 2(a)(19) of the 1940 Act, unanimously approved the continuance of the Investment Management Agreement between Ivy Investment Management Company ("IICO") and the Trust and the continuance of the Investment Subadvisory Agreements between IICO and:

- Advantus Capital Management, Inc. (with respect to Ivy Bond Fund and Ivy Real Estate Securities Fund)
- Mackenzie Financial Corporation (with respect to Ivy Cundill Global Value Fund)
- Wall Street Associates (with respect to Ivy Micro Cap Growth Fund)
- LaSalle Securities (Ivy Global Real Estate Fund and Ivy Global Risk-Managed Real Estate Fund) (each such subadviser referred to herein as a "Subadviser").

The Board's Independent Trustees were assisted in their review by independent legal counsel, and met with such counsel separately from representatives of IICO. Independent legal counsel explained the factors that the Board should consider as part of its review of the various agreements, including, among other things, the nature and the quality of the services provided by IICO and the Subadvisers, profitability (including any fall-out benefits) from the relationships with each series of the Trust (each a "Fund," and together, the "Funds"), economies of scale, the role played by the Independent Trustees, and information on comparative fees and expenses. The Board also considered the written responses and supplementary materials produced by IICO and each Subadviser in response to a 15(c) due diligence request list submitted by the Independent Trustees' counsel prior to the meeting. Included in those responses, which had been provided to the Board prior to the meeting, was a Fund-by-Fund profitability analysis prepared by IICO, as well as an explanation of the methodology by which the profitability analysis was calculated. The Board also received extensive materials on performance, expenses and comparable fund information from Lipper, Inc., an independent mutual fund rating service. Finally, the Independent Trustees received and reviewed a considerable amount of information that their independent fee consultant had provided to them. The Independent Trustees previously had reviewed these materials during a telephonic meeting earlier in August. They further reviewed these materials extensively among themselves, with their independent legal counsel and independent fee consultant, and with the other Board members at an executive session of the Independent Trustees on August 12th, as well as the August 13th Board meeting, during which the Board considered various factors described below, none of which by itself was considered dispositive. However, the material factors and conclusions that formed the basis for the Board's determination to approve the agreements are discussed separately below.

Nature, Extent and Quality of Services

The Board considered the nature, extent and quality of services provided to the Funds by IICO and each Subadviser, taking into account the large amount of materials produced by IICO and each Subadviser in response to the 15(c) due diligence request lists submitted on their behalf by counsel. They also considered the knowledge they had received from the regular meetings of the Board, including from the materials provided in connection with those meetings, such as the resources and key personnel of IICO and each Subadviser, as well as the other services provided to the Funds by IICO and each Subadviser (such as, managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to each Fund's investment restrictions, producing reports, providing support services for the Board and Board committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various Fund policies and procedures and with applicable securities laws and regulations). The Board also took into account the compliance environment at IICO and each Subadviser, noting the resources that IICO has dedicated towards compliance. The Board concluded that the nature and extent of the services provided by IICO and each Subadviser were appropriate, that the quality of those services had been consistent with quality norms in the industry and that the Funds were likely to benefit from the continued provision of those services.

Benefits from the Relationship with Funds

The Board next discussed whether IICO or any Subadviser derives any other direct or indirect benefit from serving the Funds. The Board considered the benefits that accrue to each organization from its respective relationship with a Fund, including the fact that a variety of services are provided by affiliates of IICO, including distribution, shareholder servicing, administrative and fund accounting services. After full consideration of these and other factors, the Board concluded that none of IICO, any Subadviser or any of their affiliates receive any additional direct or indirect benefits that would preclude the Board from approving the continuation of an investment advisory agreement with IICO or any investment subadvisory agreement with a Subadviser.

Economies of Scale

The Board discussed whether economies of scale are being realized by the Funds and whether fee levels reflect those economies of scale for the benefit of the Funds' shareholders. In that context, the Board discussed the current level of the Funds' advisory fee breakpoints and also considered the current and anticipated asset levels of the Funds and the potential for growth in each Fund. The Board concluded that the Funds' asset sizes and fee structures did not warrant the restructuring or reevaluation of the fee breakpoints for the Funds at the current time.

Performance of the Funds and Costs of Services Provided

The Board considered, on a Fund by Fund basis, the performance of each Fund and the costs of the services provided, focusing on a number of Funds that the independent fee consultant had identified. Specifically, the Board examined the investment performance of each Fund, including quintile ranking for short- and long-term time periods and each Fund's performance against its peers. The Board also examined the performance of each Fund against its respective Lipper index for the same periods. After extensively reviewing all of the performance information provided, the Board concluded that the Funds' performance in each asset class was acceptable. Although the performance of some of the focus Funds identified by the independent fee consultant lagged that of their peers or respective Lipper index, the Board recognized that IICO, or the applicable Subadviser, had taken, or was taking, steps to address that underperformance, and determined to continue to monitor closely the performance of those Funds.

The Board also considered the expenses of each Fund, the expense ratio of each Fund, and the expense limitation arrangements entered into by IICO in light of the services provided by IICO and each Subadviser. The Board also compared each Fund's expenses, including advisory, distribution and shareholder servicing fees, with the expenses and advisory fees of other investment advisers managing similarly situated funds, as well as the advisory fees that IICO (or an affiliate) charges for providing advisory services to other accounts in the same asset class for certain Funds. In that regard, the Board noted that IICO performs significant additional services for the Funds as compared to those other accounts. The Board also took into account the information on IICO's profitability in managing the Funds, including the methodology used to calculate profitability. The Board finally considered the amount of assets in each Fund, each Fund's average account size and how those factors affect the Funds' expense ratios, noting that, as the Funds' assets have increased over time, the expense ratios of the Funds generally have fallen. After completing this examination, the Board concluded that each Fund's expenses are appropriate at the current time.

Independent Fee Consultant Review

During August of 2013, and as part of their regularly scheduled meetings, the Disinterested Trustees of Ivy Funds (collectively, the "Ivy Funds" and any separate series thereof an "Ivy Fund") reviewed a substantial amount of information in connection with considering the continuation of the existing investment management agreement currently in effect between Ivy Investment Management Company ("IICO") and the Ivy Funds. The Disinterested Trustees of the Ivy Funds engaged an independent fee consultant to assist them in evaluating the reasonableness of the management fees charged by IICO to the Ivy Funds. The independent fee consultant's review addressed the following fee-related factors:

1. The nature, extent and quality of IICO's services to the Ivy Funds, including performance
2. Management fees (including any components thereof) charged by other mutual fund companies for like services
3. Management fees (including any components thereof) charged to institutional and other clients of IICO for like services
4. Costs to IICO and its affiliates of supplying services pursuant to the management fee agreement, and profit margins of IICO and its affiliates from supplying such services
5. Possible economies of scale as an Ivy Fund grows larger

The following summarizes the findings of the independent fee consultant retained by the Disinterested Trustees.[1]

Summary Findings

The report stated that IICO delivered reasonable levels of performance in the longer-term periods and service to the Ivy Funds in relation to its management fees and relative to investment advisers of comparable mutual funds. For the three-year period ended March 31, 2013, when compared to their respective peer groups established by Lipper, Inc. ("Lipper"), approximately 21% of the Ivy Funds were in the top quintile of performance and 39% of the Ivy Funds were in the top two quintiles of performance. The independent fee consultant noted that the Ivy Funds' performance appeared to be grounded in a number of institutional competitive advantages at IICO, including stock selection ability, ability to attract top talent, strategic vision, performance-focused culture, economic analysis, ability to serve small account sizes and an effective trading infrastructure, and that these factors offer the Ivy Funds a reasonable expectation of strong investment and service performance over the long term.

The report stated that for the 12 months ended March 31, 2013, the total expense ratios of the Ivy Funds were 3% below the mean total expense ratios of comparable Lipper Expense Group peers and 14% below the mean total expense ratios of funds in the comparable Lipper Expense Universes. The management fees for the Ivy Funds on average were approximately 7% below the mean management fees for their Lipper Expense Groups and Lipper Expense Universes. The independent fee consultant noted that the Ivy Funds' small average account size introduces certain biases in the Lipper analyses that generally work against Ivy Funds in Lipper expense comparisons and, as a result, the Lipper findings may be considered conservative in that regard. The independent fee consultant found that within the larger Lipper averages, the management fees and total expenses of individual Ivy Funds and share classes are reasonable relative to their performance.

The report also stated that the management fees IICO charges to the Ivy Funds are reasonable in relation to the management fees it charges to its institutional account clients. The report noted that these institutional account clients have different service and infrastructure needs and in addition, based on industry data, the average spread between management fees charged to the Ivy Funds and those it charges to institutional account clients is reasonable relative to the average fee spreads computed from industry surveys.

The independent fee consultant found that the level of profit earned by IICO from managing the Ivy Funds appears to be reasonable. The report noted that IICO's overall profitability from managing the Ivy Funds and its other operations is at the median of most similarly-sized, publicly traded mutual fund managers and appears adequate to enable IICO to continue to provide quality support to the Ivy Funds and their shareholders.

---

[1] The independent fee consultant's evaluation was based on information provided by IICO, Lipper, Inc., other information providers and other independent analyses. The term "management fees" refers to the actual annual advisory and administrative fees, net of any fee waivers, paid by an Ivy Fund to IICO, as a percentage of average net assets. The term "total expenses" refers to the total annual expenses, net of any fee waivers, paid by an Ivy Fund, as a percentage of average net assets. Where these terms are used in reference to groups of Ivy Funds, numbers expressed are usually on an asset-weighted basis. Fee and performance data used in screening methodologies are usually for the period ending March 31, 2013. Lipper report data reflects Class A shares.

The report stated that the independent fee consultant found the Ivy Funds' fees and expenses reasonable in light of any possible economies of scale that may exist. The report went on to state that the Ivy Funds' shareholders are generally benefiting from lower expense ratios resulting from lower management fees through growth in assets and savings generated in non-management expenses.

Conclusions

The independent fee consultant believes that the services provided by IICO and its affiliates and expenses incurred by the Ivy Funds in the previous twelve months are reasonable and provide adequate justification for renewal of the Ivy Funds' existing advisory agreements.

PROXY VOTING INFORMATION
Ivy Funds

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.800.777.6472 and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Trust voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Funds' website at www.ivyfunds.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION
Ivy Funds

Portfolio holdings can be found on the Trust's website at www.ivyfunds.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

• On the SEC's website at www.sec.gov.

• For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

TO ALL TRADITIONAL IRA PLANHOLDERS:
Ivy Funds

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

This page intentionally left blank.

This page intentionally left blank.

This page intentionally left blank.

The Ivy Funds Family

Domestic Equity Funds

Ivy Core Equity Fund

Ivy Dividend Opportunities Fund

Ivy Large Cap Growth Fund

Ivy Micro Cap Growth Fund

Ivy Mid Cap Growth Fund

Ivy Small Cap Growth Fund

Ivy Small Cap Value Fund

Ivy Tax-Managed Equity Fund

Ivy Value Fund

Global/International Funds

Ivy Cundill Global Value Fund

Ivy European Opportunities Fund

Ivy Global Equity Income Fund

Ivy Global Income Allocation Fund

Ivy International Core Equity Fund

Ivy International Growth Fund

Ivy Managed European/Pacific Fund

Ivy Managed International Opportunities Fund

Ivy Pacific Opportunities Fund

Specialty Funds

Ivy Asset Strategy Fund

Ivy Asset Strategy New Opportunities Fund

Ivy Balanced Fund

Ivy Energy Fund

Ivy Global Natural Resources Fund

Ivy Global Real Estate Fund

Ivy Global Risk-Managed Real Estate Fund

Ivy Real Estate Securities Fund

Ivy Science and Technology Fund

Fixed Income Funds

Ivy Bond Fund

Ivy Global Bond Fund

Ivy High Income Fund

Ivy Limited-Term Bond Fund

Ivy Money Market Fund

Ivy Municipal Bond Fund

Ivy Municipal High Income Fund

1.800.777.6472

Visit us online at www.ivyfunds.com

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Funds Distributor, Inc.

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Ivy Funds, call your financial advisor or visit us online at www.ivyfunds.com. Please read the prospectus, or summary prospectus, carefully before investing.

Semiannual Report

September 30, 2013

Ivy Funds

Ivy Bond Fund
Ivy Core Equity Fund
Ivy Cundill Global Value Fund
Ivy Dividend Opportunities Fund
Ivy European Opportunities Fund
Ivy Global Bond Fund
Ivy Global Equity Income Fund
Ivy Global Income Allocation Fund
Ivy High Income Fund
Ivy International Core Equity Fund
Ivy International Growth Fund
Ivy Large Cap Growth Fund
Ivy Limited-Term Bond Fund

Ivy Managed European/Pacific Fund
Ivy Managed International Opportunities Fund
Ivy Micro Cap Growth Fund
Ivy Mid Cap Growth Fund
Ivy Money Market Fund
Ivy Municipal Bond Fund
Ivy Municipal High Income Fund
Ivy Pacific Opportunities Fund
Ivy Small Cap Growth Fund
Ivy Small Cap Value Fund
Ivy Tax-Managed Equity Fund
Ivy Value Fund



IVY FUNDS®
THE WORLD COVERED℠

CONTENTS
Ivy Funds

This report is submitted for the general information of the shareholders of Ivy Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Ivy Funds prospectus, or summary prospectus, and current performance information, including current Lipper ranking information.



Henry J. Herrmann, CFA

Dear Shareholder,

The year since our last report to you continued the volatility trend that seems to have become the norm. Again this year, the key culprits were politics, geopolitical concerns and confusing policy communication by central bankers.

Markets became increasingly volatile over the summer as bond yields rose and stocks fell amid speculation that the Federal Reserve (Fed) was preparing to taper its quantitative easing program. Yields reversed course and stocks moved higher when the Fed did nothing in September. The Fed's decision provided only a brief respite before concerns began to swell around Congress' failure to reach a budget agreement. Lack of a budget prompted fears that there would be a similar impasse on the October debate about increasing the debt ceiling, which could lead to a downgrade of U.S. debt or even default.

At the end of September, the benchmark 10-year Treasury was yielding 2.64%, compared with 1.65% a year earlier and 1.78% at the start of the calendar year. Amid the turmoil, the S&P 500 Index reached a new record high in late September of 1,725.52 before moving slightly lower by the end of the fiscal year.

Despite these issues, and the occasional market swings they can cause, the U.S. economy continued its steady growth, although at a slow pace. We've seen improvement in several key indicators, including gross domestic product, jobs growth, retail sales and the housing market. Internationally, a spike in China's overnight interbank lending rates and violent unrest in Syria, Turkey, Brazil and Egypt unsettled investors during the year and hurt currencies, fixed-income and equity markets in developing countries broadly.

Economic Snapshot

	9/30/13	3/31/13
S&P 500 Index	1,681.55	1,569.19
MSCI EAFE Index	1,818.23	1,674.30
10-Year Treasury Yield	2.64%	1.87%
U.S. unemployment rate	7.3%	7.6%
30-year fixed mortgage rate	4.28%	3.68%
Oil price per barrel	$ 102.33	$ 97.23

Sources: Bloomberg, U.S. Department of Labor, Bankrate, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. Annualized yield to maturity is the rate of return anticipated on a bond if it is held until the maturity date. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

As always, we thank you for your continued trust and partnership.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2013.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.
Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 6 to the Financial Statements for further information.

| Fund | Actual[1] | | | Hypothetical[2] | | | Annualized Expense Ratio Based on the Six-Month Period |
	Beginning Account Value 3-31-13	Ending Account Value 9-30-13	Expenses Paid During Period*	Beginning Account Value 3-31-13	Ending Account Value 9-30-13	Expenses Paid During Period*	
Ivy Bond Fund							
Class A	$1,000	$ 979.60	$ 5.15	$1,000	$1,019.83	$ 5.25	1.05%
Class B	$1,000	$ 975.10	$ 9.78	$1,000	$1,015.16	$ 9.98	1.98%
Class C	$1,000	$ 975.80	$ 8.89	$1,000	$1,016.04	$ 9.07	1.80%
Class E	$1,000	$ 979.10	$ 5.64	$1,000	$1,019.34	$ 5.76	1.14%
Class I	$1,000	$ 980.90	$ 3.86	$1,000	$1,021.12	$ 3.94	0.79%
Class R	$1,000	$ 978.10	$ 6.73	$1,000	$1,018.29	$ 6.86	1.35%
Class Y	$1,000	$ 979.60	$ 4.95	$1,000	$1,020.03	$ 5.05	1.00%
Ivy Core Equity Fund							
Class A	$1,000	$1,107.00	$ 6.11	$1,000	$1,019.30	$ 5.86	1.15%
Class B	$1,000	$1,102.00	$11.14	$1,000	$1,014.47	$10.68	2.11%
Class C	$1,000	$1,102.50	$10.30	$1,000	$1,015.28	$ 9.87	1.95%
Class E	$1,000	$1,106.40	$ 7.16	$1,000	$1,018.30	$ 6.86	1.35%
Class I	$1,000	$1,108.80	$ 4.43	$1,000	$1,020.85	$ 4.24	0.84%
Class R	$1,000	$1,105.50	$ 8.00	$1,000	$1,017.44	$ 7.67	1.52%
Class Y	$1,000	$1,108.80	$ 4.43	$1,000	$1,020.85	$ 4.24	0.84%

See footnotes on page 9.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 3-31-13	Ending Account Value 9-30-13	Expenses Paid During Period*	Beginning Account Value 3-31-13	Ending Account Value 9-30-13	Expenses Paid During Period*	
Ivy Cundill Global Value Fund							
Class A	$1,000	$1,153.30	$ 8.83	$1,000	$1,016.89	$ 8.27	1.63%
Class B	$1,000	$1,147.00	$14.92	$1,000	$1,011.18	$13.98	2.79%
Class C	$1,000	$1,150.10	$12.15	$1,000	$1,013.79	$11.38	2.26%
Class E	$1,000	$1,153.60	$ 8.61	$1,000	$1,017.10	$ 8.07	1.59%
Class I	$1,000	$1,156.20	$ 6.25	$1,000	$1,019.22	$ 5.86	1.17%
Class R	$1,000	$1,152.60	$ 9.26	$1,000	$1,016.43	$ 8.67	1.73%
Class Y	$1,000	$1,154.80	$ 7.33	$1,000	$1,018.26	$ 6.86	1.32%
Ivy Dividend Opportunities Fund							
Class A	$1,000	$1,079.70	$ 6.66	$1,000	$1,018.68	$ 6.46	1.27%
Class B	$1,000	$1,074.80	$10.79	$1,000	$1,014.64	$10.48	2.08%
Class C	$1,000	$1,075.70	$10.17	$1,000	$1,015.30	$ 9.87	1.95%
Class E	$1,000	$1,078.90	$ 7.17	$1,000	$1,018.20	$ 6.96	1.37%
Class I	$1,000	$1,081.00	$ 4.89	$1,000	$1,020.32	$ 4.75	0.95%
Class R	$1,000	$1,077.40	$ 8.10	$1,000	$1,017.31	$ 7.87	1.55%
Class Y	$1,000	$1,080.00	$ 6.24	$1,000	$1,019.08	$ 6.06	1.19%
Ivy European Opportunities Fund							
Class A	$1,000	$1,087.50	$ 9.39	$1,000	$1,016.06	$ 9.07	1.80%
Class B	$1,000	$1,081.20	$15.40	$1,000	$1,010.24	$14.88	2.95%
Class C	$1,000	$1,084.20	$12.61	$1,000	$1,012.93	$12.18	2.42%
Class E**	$1,000	$1,090.20	$ 7.00	$1,000	$1,018.34	$ 6.76	1.34%
Class I	$1,000	$1,090.90	$ 6.27	$1,000	$1,019.03	$ 6.06	1.21%
Class R	$1,000	$1,087.40	$ 9.39	$1,000	$1,016.02	$ 9.07	1.81%
Class Y	$1,000	$1,089.70	$ 7.63	$1,000	$1,017.74	$ 7.36	1.46%
Ivy Global Bond Fund							
Class A	$1,000	$ 991.30	$ 4.98	$1,000	$1,020.10	$ 5.05	0.99%
Class B	$1,000	$ 986.70	$ 8.64	$1,000	$1,016.34	$ 8.77	1.74%
Class C	$1,000	$ 987.70	$ 8.65	$1,000	$1,016.34	$ 8.77	1.74%
Class I	$1,000	$ 992.60	$ 3.69	$1,000	$1,021.36	$ 3.74	0.74%
Class R	$1,000	$ 987.90	$ 7.45	$1,000	$1,017.61	$ 7.57	1.49%
Class Y	$1,000	$ 990.40	$ 4.98	$1,000	$1,020.11	$ 5.05	0.99%
Ivy Global Equity Income Fund							
Class A	$1,000	$1,085.60	$ 6.78	$1,000	$1,018.55	$ 6.56	1.30%
Class B	$1,000	$1,082.10	$10.72	$1,000	$1,014.74	$10.38	2.06%
Class C	$1,000	$1,083.00	$10.42	$1,000	$1,015.05	$10.08	2.00%
Class I	$1,000	$1,088.50	$ 4.91	$1,000	$1,020.36	$ 4.75	0.94%
Class R	$1,000	$1,084.40	$ 8.86	$1,000	$1,016.60	$ 8.57	1.69%
Class Y	$1,000	$1,087.10	$ 6.26	$1,000	$1,019.10	$ 6.06	1.19%

See footnotes on page 9.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 3-31-13	Ending Account Value 9-30-13	Expenses Paid During Period*	Beginning Account Value 3-31-13	Ending Account Value 9-30-13	Expenses Paid During Period*	
Ivy Global Income Allocation Fund							
Class A	$1,000	$1,025.50	$ 6.99	$1,000	$1,018.19	$ 6.96	1.37%
Class B	$1,000	$1,020.40	$11.72	$1,000	$1,013.47	$11.68	2.31%
Class C	$1,000	$1,021.70	$10.21	$1,000	$1,014.97	$10.18	2.02%
Class E	$1,000	$1,025.60	$ 6.79	$1,000	$1,018.40	$ 6.76	1.33%
Class I	$1,000	$1,028.30	$ 4.67	$1,000	$1,020.43	$ 4.65	0.93%
Class R	$1,000	$1,024.50	$ 7.90	$1,000	$1,017.26	$ 7.87	1.56%
Class Y	$1,000	$1,026.40	$ 6.08	$1,000	$1,019.02	$ 6.06	1.17%
Ivy High Income Fund							
Class A	$1,000	$1,026.90	$ 4.76	$1,000	$1,020.40	$ 4.75	0.93%
Class B	$1,000	$1,023.00	$ 8.50	$1,000	$1,016.63	$ 8.47	1.68%
Class C	$1,000	$1,023.20	$ 8.30	$1,000	$1,016.82	$ 8.27	1.65%
Class E	$1,000	$1,024.60	$ 6.88	$1,000	$1,018.25	$ 6.86	1.36%
Class I	$1,000	$1,028.10	$ 3.55	$1,000	$1,021.57	$ 3.54	0.70%
Class R	$1,000	$1,025.10	$ 6.58	$1,000	$1,018.58	$ 6.56	1.29%
Class Y	$1,000	$1,026.90	$ 4.76	$1,000	$1,020.40	$ 4.75	0.93%
Ivy International Core Equity Fund							
Class A	$1,000	$1,115.70	$ 7.51	$1,000	$1,017.94	$ 7.16	1.42%
Class B	$1,000	$1,110.40	$11.92	$1,000	$1,013.77	$11.38	2.25%
Class C	$1,000	$1,111.60	$11.09	$1,000	$1,014.55	$10.58	2.10%
Class E	$1,000	$1,115.10	$ 8.14	$1,000	$1,017.40	$ 7.77	1.53%
Class I	$1,000	$1,117.60	$ 5.51	$1,000	$1,019.84	$ 5.25	1.04%
Class R	$1,000	$1,114.50	$ 8.67	$1,000	$1,016.82	$ 8.27	1.64%
Class Y	$1,000	$1,116.30	$ 6.88	$1,000	$1,018.55	$ 6.56	1.30%
Ivy International Growth Fund							
Class A	$1,000	$1,079.10	$ 7.80	$1,000	$1,017.53	$ 7.57	1.50%
Class B	$1,000	$1,074.00	$13.17	$1,000	$1,012.41	$12.78	2.53%
Class C	$1,000	$1,074.70	$12.24	$1,000	$1,013.25	$11.88	2.36%
Class E**	$1,000	$1,080.80	$ 6.45	$1,000	$1,018.84	$ 6.26	1.25%
Class I	$1,000	$1,081.50	$ 5.83	$1,000	$1,019.48	$ 5.65	1.12%
Class R	$1,000	$1,078.10	$ 8.94	$1,000	$1,016.48	$ 8.67	1.72%
Class Y	$1,000	$1,079.80	$ 7.18	$1,000	$1,018.15	$ 6.96	1.39%
Ivy Large Cap Growth Fund							
Class A	$1,000	$1,118.50	$ 6.14	$1,000	$1,019.30	$ 5.86	1.15%
Class B	$1,000	$1,112.90	$11.20	$1,000	$1,014.51	$10.68	2.11%
Class C	$1,000	$1,113.40	$10.14	$1,000	$1,015.45	$ 9.67	1.92%
Class E	$1,000	$1,118.50	$ 6.14	$1,000	$1,019.30	$ 5.86	1.15%
Class I	$1,000	$1,119.60	$ 4.66	$1,000	$1,020.66	$ 4.45	0.88%
Class R	$1,000	$1,116.50	$ 7.83	$1,000	$1,017.68	$ 7.47	1.47%
Class Y	$1,000	$1,119.20	$ 5.62	$1,000	$1,019.75	$ 5.35	1.06%

See footnotes on page 9.

Fund	Actual[1] Beginning Account Value 3-31-13	Actual[1] Ending Account Value 9-30-13	Actual[1] Expenses Paid During Period*	Hypothetical[2] Beginning Account Value 3-31-13	Hypothetical[2] Ending Account Value 9-30-13	Hypothetical[2] Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Ivy Limited-Term Bond Fund							
Class A	$1,000	$ 984.00	$ 4.46	$1,000	$1,020.61	$ 4.55	0.89%
Class B	$1,000	$ 979.90	$ 8.61	$1,000	$1,016.37	$ 8.77	1.74%
Class C	$1,000	$ 980.40	$ 8.02	$1,000	$1,016.92	$ 8.17	1.62%
Class E	$1,000	$ 983.50	$ 4.96	$1,000	$1,020.05	$ 5.05	1.00%
Class I	$1,000	$ 985.20	$ 3.18	$1,000	$1,021.84	$ 3.23	0.64%
Class R	$1,000	$ 982.30	$ 6.15	$1,000	$1,018.85	$ 6.26	1.24%
Class Y	$1,000	$ 984.00	$ 4.46	$1,000	$1,020.61	$ 4.55	0.89%
Ivy Managed European/Pacific Fund							
Class A	$1,000	$1,019.00	$ 3.33	$1,000	$1,021.79	$ 3.34	0.65%
Class B	$1,000	$1,014.30	$ 7.96	$1,000	$1,017.18	$ 7.97	1.58%
Class C	$1,000	$1,015.60	$ 7.36	$1,000	$1,017.80	$ 7.36	1.46%
Class E**	$1,000	$1,018.90	$ 2.73	$1,000	$1,022.42	$ 2.73	0.53%
Class I	$1,000	$1,018.80	$ 1.51	$1,000	$1,023.59	$ 1.52	0.29%
Class R	$1,000	$1,017.80	$ 3.93	$1,000	$1,021.18	$ 3.94	0.78%
Class Y	$1,000	$1,019.00	$ 2.73	$1,000	$1,022.37	$ 2.73	0.54%
Ivy Managed International Opportunities Fund							
Class A	$1,000	$1,051.20	$ 2.56	$1,000	$1,022.57	$ 2.53	0.50%
Class B	$1,000	$1,047.50	$ 7.17	$1,000	$1,018.08	$ 7.06	1.40%
Class C	$1,000	$1,047.30	$ 6.45	$1,000	$1,018.78	$ 6.36	1.26%
Class E**	$1,000	$1,051.20	$ 2.05	$1,000	$1,023.03	$ 2.02	0.41%
Class I	$1,000	$1,053.30	$ 0.92	$1,000	$1,024.19	$ 0.91	0.17%
Class R	$1,000	$1,051.30	$ 3.38	$1,000	$1,021.79	$ 3.34	0.66%
Class Y	$1,000	$1,051.30	$ 2.05	$1,000	$1,023.04	$ 2.02	0.41%
Ivy Micro Cap Growth Fund							
Class A	$1,000	$1,213.20	$ 9.52	$1,000	$1,016.50	$ 8.67	1.71%
Class B	$1,000	$1,206.30	$15.11	$1,000	$1,011.33	$13.78	2.74%
Class C	$1,000	$1,208.40	$13.47	$1,000	$1,012.89	$12.28	2.43%
Class I	$1,000	$1,215.90	$ 7.09	$1,000	$1,018.62	$ 6.46	1.28%
Class R	$1,000	$1,212.20	$10.40	$1,000	$1,015.67	$ 9.47	1.88%
Class Y	$1,000	$1,253.50	$ 8.90	$1,000	$1,017.18	$ 7.97	1.57%
Ivy Mid Cap Growth Fund							
Class A	$1,000	$1,108.80	$ 7.38	$1,000	$1,018.07	$ 7.06	1.40%
Class B	$1,000	$1,104.80	$11.26	$1,000	$1,014.35	$10.78	2.14%
Class C	$1,000	$1,105.20	$10.84	$1,000	$1,014.80	$10.38	2.05%
Class E	$1,000	$1,107.50	$ 8.43	$1,000	$1,017.05	$ 8.07	1.60%
Class I	$1,000	$1,111.00	$ 5.28	$1,000	$1,020.10	$ 5.05	0.99%
Class R	$1,000	$1,107.90	$ 8.43	$1,000	$1,017.05	$ 8.07	1.60%
Class Y	$1,000	$1,109.40	$ 6.54	$1,000	$1,018.84	$ 6.26	1.24%

See footnotes on page 9.

Ivy Funds

(UNAUDITED)

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 3-31-13	Ending Account Value 9-30-13	Expenses Paid During Period*	Beginning Account Value 3-31-13	Ending Account Value 9-30-13	Expenses Paid During Period*	
Ivy Money Market Fund							
Class A	$1,000	$1,000.10	$ 1.10	$1,000	$1,023.99	$ 1.11	0.22%
Class B***	$1,000	$1,000.10	$ 1.10	$1,000	$1,023.98	$ 1.11	0.22%
Class C***	$1,000	$1,000.10	$ 1.10	$1,000	$1,023.99	$ 1.11	0.22%
Class E	$1,000	$1,000.10	$ 1.10	$1,000	$1,023.97	$ 1.11	0.22%
Ivy Municipal Bond Fund							
Class A	$1,000	$ 961.40	$ 5.00	$1,000	$1,019.98	$ 5.15	1.01%
Class B	$1,000	$ 957.80	$ 8.71	$1,000	$1,016.19	$ 8.97	1.77%
Class C	$1,000	$ 957.80	$ 8.71	$1,000	$1,016.19	$ 8.97	1.77%
Class I	$1,000	$ 962.40	$ 4.02	$1,000	$1,021.02	$ 4.14	0.81%
Class Y	$1,000	$ 961.30	$ 5.00	$1,000	$1,019.98	$ 5.15	1.01%
Ivy Municipal High Income Fund							
Class A	$1,000	$ 928.60	$ 4.15	$1,000	$1,020.80	$ 4.34	0.85%
Class B	$1,000	$ 924.80	$ 8.18	$1,000	$1,016.61	$ 8.57	1.69%
Class C	$1,000	$ 925.20	$ 7.70	$1,000	$1,017.11	$ 8.07	1.59%
Class I	$1,000	$ 929.50	$ 3.28	$1,000	$1,021.66	$ 3.44	0.68%
Class Y	$1,000	$ 928.60	$ 4.15	$1,000	$1,020.79	$ 4.34	0.85%
Ivy Pacific Opportunities Fund							
Class A	$1,000	$1,002.90	$ 8.71	$1,000	$1,016.42	$ 8.77	1.73%
Class B	$1,000	$ 995.80	$14.97	$1,000	$1,010.03	$15.08	3.00%
Class C	$1,000	$ 998.40	$12.89	$1,000	$1,012.18	$12.98	2.57%
Class E**	$1,000	$1,004.30	$ 6.71	$1,000	$1,018.41	$ 6.76	1.33%
Class I	$1,000	$1,004.90	$ 6.11	$1,000	$1,019.01	$ 6.16	1.21%
Class R	$1,000	$1,001.40	$ 9.11	$1,000	$1,015.97	$ 9.17	1.82%
Class Y	$1,000	$1,003.50	$ 7.31	$1,000	$1,017.75	$ 7.36	1.46%
Ivy Small Cap Growth Fund							
Class A	$1,000	$1,143.30	$ 7.72	$1,000	$1,017.85	$ 7.26	1.44%
Class B	$1,000	$1,137.60	$12.72	$1,000	$1,013.14	$11.98	2.38%
Class C	$1,000	$1,139.40	$11.23	$1,000	$1,014.55	$10.58	2.10%
Class E	$1,000	$1,142.60	$ 8.36	$1,000	$1,017.25	$ 7.87	1.56%
Class I	$1,000	$1,145.40	$ 5.69	$1,000	$1,019.74	$ 5.35	1.06%
Class R	$1,000	$1,142.10	$ 9.00	$1,000	$1,016.71	$ 8.47	1.67%
Class Y	$1,000	$1,144.20	$ 7.08	$1,000	$1,018.51	$ 6.66	1.31%
Ivy Small Cap Value Fund							
Class A	$1,000	$1,087.10	$ 8.24	$1,000	$1,017.16	$ 7.97	1.58%
Class B	$1,000	$1,081.20	$13.63	$1,000	$1,011.98	$13.18	2.61%
Class C	$1,000	$1,082.80	$11.87	$1,000	$1,013.62	$11.48	2.28%
Class E**	$1,000	$1,089.30	$ 6.37	$1,000	$1,018.98	$ 6.16	1.22%
Class I	$1,000	$1,089.90	$ 5.75	$1,000	$1,019.53	$ 5.55	1.11%
Class R	$1,000	$1,086.50	$ 8.87	$1,000	$1,016.53	$ 8.57	1.70%
Class Y	$1,000	$1,088.50	$ 6.89	$1,000	$1,018.47	$ 6.66	1.32%

See footnotes on page 9.

ILLUSTRATION OF FUND EXPENSES
Ivy Funds (UNAUDITED)

Fund	Actual(1) Beginning Account Value 3-31-13	Actual(1) Ending Account Value 9-30-13	Actual(1) Expenses Paid During Period*	Hypothetical(2) Beginning Account Value 3-31-13	Hypothetical(2) Ending Account Value 9-30-13	Hypothetical(2) Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Ivy Tax-Managed Equity Fund							
Class A	$1,000	$1,104.70	$ 8.10	$1,000	$1,017.41	$ 7.77	1.53%
Class B	$1,000	$1,100.90	$11.24	$1,000	$1,014.39	$10.78	2.14%
Class C	$1,000	$1,101.10	$11.45	$1,000	$1,014.19	$10.98	2.16%
Class I	$1,000	$1,105.80	$ 6.53	$1,000	$1,018.88	$ 6.26	1.24%
Class Y	$1,000	$1,103.80	$ 7.78	$1,000	$1,017.63	$ 7.47	1.49%
Ivy Value Fund							
Class A	$1,000	$1,081.80	$ 6.97	$1,000	$1,018.41	$ 6.76	1.33%
Class B	$1,000	$1,076.70	$11.42	$1,000	$1,014.08	$11.08	2.19%
Class C	$1,000	$1,078.30	$10.50	$1,000	$1,014.95	$10.18	2.02%
Class E**	$1,000	$1,083.00	$ 5.83	$1,000	$1,019.48	$ 5.65	1.12%
Class I	$1,000	$1,083.50	$ 5.21	$1,000	$1,020.02	$ 5.05	1.01%
Class R	$1,000	$1,080.40	$ 8.32	$1,000	$1,017.08	$ 8.07	1.59%
Class Y	$1,000	$1,082.60	$ 6.46	$1,000	$1,018.85	$ 6.26	1.24%

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2013, and divided by 365.

**Class is closed to investment.

***These shares are not available for direct investment. However, they are available by exchange from Class B or Class C shares of another Ivy Fund.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

2013 SEMIANNUAL REPORT 9

Asset Allocation

Stocks	**1.6%**
Financials	1.6%
Bonds	**96.4%**
Corporate Debt Securities	42.1%
United States Government and Government Agency Obligations	36.0%
Mortgage-Backed Securities	8.5%
Asset-Backed Securities	8.3%
Municipal Bonds – Taxable	1.5%
Cash and Cash Equivalents	**2.0%**

Lipper Rankings

Category: Lipper Corporate Debt Funds A Rated	Rank	Percentile
1 Year	24/72	33
3 Year	29/64	45
5 Year	30/54	55
10 Year	35/41	84

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**85.4%**
AAA	6.8%
AA	43.4%
A	10.6%
BBB	24.6%
Non-Investment Grade	**11.0%**
BB	9.3%
B	1.1%
CCC	0.1%
Below CCC	0.1%
Non-rated	0.4%
Cash and Cash Equivalents and Equities	**3.6%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

PREFERRED STOCKS	Shares	Value
Diversified Banks – 0.7%		
Wells Fargo & Company, 5.850%	173	$4,134
Property & Casualty Insurance – 0.5%		
Allstate Corporation (The), 5.100%	130	3,016
Specialized REITs – 0.4%		
Ventas, Inc., 5.450%	100	2,155
TOTAL PREFERRED STOCKS – 1.6%		**$9,305**

(Cost: $10,080)

ASSET-BACKED SECURITIES	Principal	
Ally Auto Receivable Trust 2010-1B, 3.290%, 3–15–15 (A)	$4,000	4,026
America West Airlines, Inc., Pass Through Certificates, Series 1999-1, 7.930%, 1–2–19	971	1,039
America West Airlines, Inc., Pass Through Certificates, Series 2000-1, 8.057%, 7–2–20	1,309	1,420
American Airlines, Inc. Class A Pass Through Certificates, Series 2013-2, 4.950%, 1–15–23 (A)	3,000	3,015
American Airlines, Inc. Class Pass Through Certificates, Series 2011-1, 5.250%, 1–31–21	1,481	1,548
American Express Credit Account Master Trust Series 2012-2, 0.990%, 3–15–18	1,855	1,858
AmeriCredit Automobile Receivables Trust 2010-4, Series E, 4.200%, 11–8–16	2,000	2,071
AmeriCredit Automobile Receivables Trust 2011-1, Series C, 2.850%, 8–8–16	1,380	1,408
Continental Airlines 2001-1 A-1, 8.048%, 11–1–20	1,036	1,176
Continental Airlines Pass Through Certificates, Series 2009-2, 7.250%, 11–10–19	647	731
Continental Airlines Pass Through Certificates, Series 2010-1B, 6.000%, 1–12–19	744	763
Continental Airlines, Inc. Class B Pass Through Certificates, Series 2012-1B, 6.250%, 4–11–20	1,000	1,030

ASSET-BACKED SECURITIES (Continued)	Principal	Value
CountryPlace Manufactured Housing Contract Trust 2005-1:		
4.800%, 12–15–35 (A)(B) . .	$ 596	$ 609
5.200%, 12–15–35 (A)(B) . .	300	325
CVS Caremark Corporation Pass-Through Trust:		
6.036%, 12–10–28	4,100	4,520
6.943%, 1–10–30	1,187	1,381
Delta Air Lines, Inc. Pass-Through Certificates, Series 2012-1A, 4.750%, 5–7–20	1,254	1,316
Delta Air Lines, Inc. Pass-Through Certificates, Series 2012-1B, 6.875%, 5–7–19 (A)	2,059	2,152
Extended Stay America Trust Commercial Mortgage Pass-Through Certificates, Series 2013-ESH MZ, 2.295%, 12–5–31 (A)	2,000	1,968
Green Tree Financial Corporation, Manufactured Housing Contract, Pass-Through Certificates, Series 1993-3 A7, 6.400%, 10–15–18	23	23
Green Tree Financial Corporation, Manufactured Housing Contract, Pass-Through Certificates, Series 1994-5 A5, 8.300%, 11–15–19	17	17
Green Tree Financial Corporation, Manufactured Housing Contract, Pass-Through Certificates, Series 1996-4 A6, 7.400%, 6–15–27	387	395
Hawaiian Airlines Pass Through Certificates, Series 2013-1, 4.950%, 1–15–22	2,500	2,294
Origen Manufactured Housing Contract Trust 2004-A, 5.700%, 1–15–35	557	595
Origen Manufactured Housing Contract Trust 2004-B, 5.730%, 11–15–35 (B) . . .	646	680
Origen Manufactured Housing Contract Trust 2005-A, 5.860%, 6–15–36 (B)	71	75
Origen Manufactured Housing Contract Trust 2005-B, 5.910%, 1–15–37	700	733
Prestige Auto Receivables Trust 2012-1, Class A-2, 1.230%, 12–15–15 (A) . . .	871	872

ASSET-BACKED SECURITIES (Continued)	Principal	Value
Santander Consumer Acquired Receivables Trust 2011-S1, 3.150%, 8–15–16 (A) . .	$2,397	$ 2,407
Santander Drive Auto Receivables Trust 2011-4, 1.370%, 3–16–15	—*	—*
Tal Advantage V LLC, 2.830%, 2–22–38 (A) . .	2,279	2,204
US Airways, Inc. Class A Pass-Through Certificates, Series 2012-1, 5.900%, 10–1–24	1,008	1,054
US Airways, Inc. Class C Pass-Through Certificates, Series 2012-2, 5.450%, 6–3–18	2,000	1,880
US Airways, Inc., Series 2012-2, Class A, 6.750%, 6–3–21	2,250	2,301
TOTAL ASSET-BACKED SECURITIES – 8.3%		**$47,886**

(Cost: $47,792)

CORPORATE DEBT SECURITIES		
Aerospace & Defense – 0.2%		
Textron Inc., 5.600%, 12–1–17	1,000	1,104
Airlines – 0.7%		
British Airways plc, 5.625%, 6–20–20 (A) . .	1,475	1,516
United Air Lines, Inc., 10.400%, 11–1–16	625	700
US Airways Group, Inc. Class A, 6.250%, 4–22–23	1,176	1,234
US Airways Group, Inc. Class B, 8.500%, 4–22–17	759	797
		4,247
Application Software – 0.3%		
Intuit Inc., 5.750%, 3–15–17	1,780	1,983
Auto Parts & Equipment – 0.7%		
Dana Holding Corporation:		
6.500%, 2–15–19	1,500	1,593
6.750%, 2–15–21	1,500	1,594
Delphi Corporation, 6.125%, 5–15–21	300	328
Tenneco Inc., 6.875%, 12–15–20	850	922
		4,437
Automobile Manufacturers – 0.4%		
TRW Automotive Inc., 4.500%, 3–1–21 (A) . . .	2,030	2,040

Ivy Bond Fund (in thousands) SEPTEMBER 30, 2013 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Automobile Mfg./Vehicle Parts – 0.5%		
General Motors Co., 6.250%, 10–2–43 (A)	$3,100	$ 3,054
Banking – 0.5%		
Ally Financial Inc., 5.500%, 2–15–17	2,500	2,624
Cable & Satellite – 0.4%		
LYNX I Corp., 5.375%, 4–15–21 (A)	2,300	2,243
Computer Hardware – 0.6%		
Hewlett-Packard Company:		
3.000%, 9–15–16	2,600	2,684
3.300%, 12–9–16	900	937
		3,621
Consumer Finance – 2.3%		
AmeriGas Partners, L.P. and AmeriGas Finance Corp., 6.500%, 5–20–21	477	491
Discover Bank, 8.700%, 11–18–19	458	579
Discover Financial Services, 6.450%, 6–12–17	660	750
Ford Motor Credit Company LLC:		
5.625%, 9–15–15	1,500	1,621
3.000%, 6–12–17	1,375	1,414
General Motors Financial Company, Inc.:		
4.750%, 8–15–17 (A)	4,100	4,244
4.250%, 5–15–23 (A)	860	786
Hyundai Capital Services, Inc., 4.375%, 7–27–16 (A)	2,000	2,136
Union 13 Leasing LLC, 1.870%, 6–28–24	1,044	1,014
		13,035
Data Processing & Outsourced Services – 0.2%		
Western Union Company (The), 2.375%, 12–10–15	970	992
Diversified Banks – 1.2%		
Bank of America Corporation:		
5.750%, 12–1–17	2,405	2,713
5.875%, 1–5–21	1,030	1,168
Bank of America, N.A., 5.300%, 3–15–17	2,039	2,248
Wells Fargo Bank, N.A., 4.750%, 2–9–15	785	825
		6,954
Electric Utilities – 1.6%		
FirstEnergy Corp., 2.750%, 3–15–18	2,855	2,777
Narragansett Electric Company (The), 4.170%, 12–10–42 (A)	4,450	3,965

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Electric Utilities (Continued)		
Southwestern Electric Power Company, 5.550%, 1–15–17	$2,395	$ 2,629
		9,371
Gold – 0.3%		
Barrick Gold Corporation, 2.500%, 5–1–18	1,670	1,593
Health Care Facilities – 0.3%		
NYU Hospitals Center, 4.428%, 7–1–42	2,210	1,822
Health Care Supplies – 2.0%		
Bio-Rad Laboratories, Inc., 4.875%, 12–15–20	4,300	4,453
Mallinckrodt International Finance S.A.:		
3.500%, 4–15–18 (A)	3,420	3,366
4.750%, 4–15–23 (A)	2,090	1,988
Sinai Health System, 3.034%, 1–20–36	1,960	1,802
		11,609
Industrial Conglomerates – 1.6%		
CNH Capital LLC, 3.625%, 4–15–18	2,485	2,473
General Electric Capital Corporation, 1.500%, 7–12–16	6,080	6,121
		8,594
Integrated Telecommunication Services – 1.6%		
British Telecommunications plc, 1.625%, 6–28–16	735	739
Qwest Communications International Inc., 7.125%, 4–1–18	1,500	1,556
Verizon Communications Inc.:		
4.500%, 9–15–20	1,655	1,760
5.150%, 9–15–23	1,620	1,737
6.550%, 9–15–43	3,730	4,211
		10,003
Investment Banking & Brokerage – 2.2%		
Goldman Sachs Group, Inc. (The):		
6.250%, 9–1–17	2,230	2,545
6.150%, 4–1–18	2,211	2,529
5.250%, 7–27–21	1,000	1,080
Morgan Stanley:		
6.250%, 8–28–17	3,200	3,641
5.500%, 1–26–20	1,552	1,718
5.500%, 7–28–21	1,090	1,193
		12,706
Life & Health Insurance – 1.4%		
Prudential Financial, Inc., 5.200%, 3–15–44	3,015	2,735
Prudential Holdings LLC, 7.245%, 12–18–23	1,295	1,569

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Life & Health Insurance (Continued)		
Symetra Financial Corporation, 6.125%, 4–1–16 (A)	$3,350	$3,597
		7,901
Life Insurance – 0.6%		
Pacific LifeCorp, 5.125%, 1–30–43 (A)	4,025	3,711
Managed Health Care – 0.1%		
Coventry Health Care, Inc., 6.125%, 1–15–15	415	442
Metal & Glass Containers – 0.6%		
Ball Corporation:		
7.375%, 9–1–19	500	541
6.750%, 9–15–20	2,720	2,941
		3,482
Multi-Utilities – 0.4%		
CMS Energy Corporation, 8.750%, 6–15–19	1,825	2,345
Oil & Gas – 0.3%		
BP Capital Markets plc (GTD by BP plc), 3.994%, 9–26–23	1,680	1,694
Oil & Gas Exploration & Production – 0.5%		
Tesoro Corporation, 4.250%, 10–1–17	2,645	2,711
Oil & Gas Refining & Marketing – 0.8%		
NuStar Logistics, L.P., 7.900%, 4–15–18	4,000	4,470
Oil & Gas Storage & Transportation – 5.1%		
DCP Midstream Operating, LP (GTD by DCP Midstream Partners, LP), 2.500%, 12–1–17	2,700	2,675
El Paso Natural Gas Company, 7.500%, 11–15–26	3,290	4,123
El Paso Pipeline Partners Operating Company, LLC, 5.000%, 10–1–21	690	733
Energy Transfer Partners, L.P.:		
9.000%, 4–15–19	2,770	3,499
4.150%, 10–1–20	2,680	2,755
Enterprise Products Operating L.P., 5.750%, 3–1–35	3,226	3,418
Regency Energy Partners LP and Regency Energy Finance Corp., 6.500%, 7–15–21	3,000	3,150
Spectra Energy Partners, LP:		
2.950%, 9–25–18	1,065	1,083
4.600%, 6–15–21	795	821
5.950%, 9–25–43	765	806
Sunoco Logistics Partners Operations L.P., 6.850%, 2–15–40	1,265	1,411

Ivy Bond Fund *(in thousands)* SEPTEMBER 30, 2013 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Storage & Transportation (Continued)		
Western Gas Partners, LP, 5.375%, 6–1–21	$1,890	$ 2,022
Williams Companies, Inc. (The), 3.700%, 1–15–23	2,420	2,187
Williams Partners L.P., 7.250%, 2–1–17	770	897
		29,580
Oil Services – 0.5%		
Whiting Petroleum Corporation, 5.000%, 3–15–19	2,790	2,797
Other Diversified Financial Services – 2.7%		
Citigroup Funding Inc., 4.450%, 1–10–17	5,000	5,414
Citigroup Inc.:		
6.010%, 1–15–15	1,080	1,149
6.675%, 9–13–43	1,000	1,077
JPMorgan Chase Bank N.A.:		
5.875%, 6–13–16	1,170	1,305
6.000%, 7–5–17	215	244
6.000%, 10–1–17	2,368	2,710
ULANI MSN 37894, 2.184%, 12–20–24	3,654	3,609
		15,508
Pharmaceuticals – 0.2%		
Hospira, Inc., 5.200%, 8–12–20	1,110	1,130
Property & Casualty Insurance – 2.2%		
American International Group, Inc., Medium-Term Notes, Series G, 5.850%, 1–16–18	1,700	1,933
Assurant, Inc., 2.500%, 3–15–18	1,990	1,954
Liberty Mutual Group, Inc.:		
7.300%, 6–15–14 (A)	1,000	1,036
5.000%, 6–1–21 (A)	5,280	5,603
XL Capital Ltd., 6.250%, 5–15–27	2,075	2,335
		12,861
Railroads – 1.0%		
BNSF Funding Trust I, 6.613%, 12–15–55	5,195	5,792
Real Estate Operating Companies – 0.3%		
Colonial Realty Limited Partnership, 5.500%, 10–1–15	1,830	1,974
Regional Banks – 2.2%		
AmSouth Bancorporation, 5.200%, 4–1–15	1,000	1,053
HSBC Bank USA, N.A., 6.000%, 8–9–17	4,235	4,803
PNC Financial Services Group, Inc. (The), 4.850%, 5–29–49	1,875	1,613

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Regional Banks (Continued)		
Santander Holdings USA, Inc., 3.000%, 9–24–15	$ 865	$ 890
SunTrust Banks, Inc., 0.552%, 8–24–15 (B)	4,225	4,181
		12,540
REITs – 1.1%		
American Tower Trust I, 1.551%, 3–15–18 (A)	6,365	6,207
Specialized Finance – 0.2%		
International Lease Finance Corporation, 6.500%, 9–1–14 (A)	1,300	1,349
Specialized REITs – 1.4%		
Health Care REIT, Inc., 4.125%, 4–1–19	2,830	2,981
Nationwide Health Properties, Inc., 6.000%, 5–20–15	1,000	1,081
Ventas Realty, Limited Partnership (GTD by Ventas, Inc.), 5.700%, 9–30–43	2,000	2,022
Ventas Realty, LP and Ventas Capital Corp., 4.000%, 4–30–19	1,850	1,941
		8,025
Specialty Chemicals – 0.7%		
Ashland Inc.:		
3.000%, 3–15–16	2,225	2,259
3.875%, 4–15–18	2,225	2,197
		4,456
Telecommunications – 0.6%		
SBA Tower Trust, 2.240%, 4–16–18 (A)	3,300	3,255
Trading Companies & Distributors – 0.3%		
AmeriGas Finance Corp. and AmeriGas Finance LLC, 6.750%, 5–20–20	1,500	1,594
Trucking – 0.2%		
Tagua Leasing, LLC, 1.900%, 7–12–24	1,193	1,164
Wireless Telecommunication Service – 1.1%		
Crown Castle International Corp., 6.113%, 1–15–20 (A)	4,050	4,582
MetroPCS Communications, Inc., 6.625%, 4–1–23 (A)	1,500	1,504
		6,086
TOTAL CORPORATE DEBT SECURITIES – 42.1%		**$243,106**
(Cost: $239,963)		

MORTGAGE-BACKED SECURITIES	Principal	Value
Commercial Mortgage-Backed Securities – 6.7%		
7 WTC Depositor, LLC Trust 2012-WTC Commercial Mortgage Pass-Through Certificates, Series 2012-7WTC, 4.082%, 3–13–31 (A)	$2,463	$2,571
Banco Hipotecario Nacional:		
7.916%, 7–25–09 (A)(C)	31	—*
1.629%, 3–25–12 (A)(C)	10	—*
7.540%, 5–31–17 (A)(C)	—*	—
BB-UBS Trust 2012-SHOW, Commercial Mortgage Pass-Through Certificates, Series 2012 Class A, 3.430%, 11–5–36 (A)	2,850	2,671
BB-UBS Trust 2012-SHOW, Commercial Mortgage Pass-Through Certificates, Series 2012 Class D, 4.026%, 11–5–36 (A)(B)	1,425	1,268
Bear Stearns Commercial Mortgage Securities Trust 2004-PWR4, 5.468%, 6–11–41 (B)	1,021	1,042
Bear Stearns Mortgage Securities Inc., 8.000%, 11–25–29	175	160
Citigroup Commercial Mortgage Trust, Commercial Mortgage Pass-Through Certificates, Series 2013-SMPA, 2.110%, 1–12–18 (A)	1,300	1,306
Citigroup Commercial Mortgage Trust, Commercial Mortgage Pass-Through Certificates, Series 2013-SMPD, 3.008%, 1–12–18 (A)(B)	1,240	1,210
Commercial Mortgage Asset Trust, 7.800%, 11–17–32 (B)	314	318
GS Mortgage Securities Corporation Trust Commercial Mortgage Pass-Through Certificates Series 2012-BWTR, 3.328%, 11–5–34 (A)(B)	1,000	907
Hometown Commercial Capital, LLC Hometown Commercial Mortgage Pass-Through Notes 2006-1, 5.506%, 11–11–38 (A)	944	723
Hometown Commercial Trust 2007-1, Commercial Mortgage-Backed Notes, Series 2007-1, 6.057%, 6–11–39 (A)	238	141

Ivy Bond Fund *(in thousands)*

MORTGAGE-BACKED SECURITIES (Continued)	Principal	Value
Commercial Mortgage-Backed Securities (Continued)		
J.P. Morgan Chase Commercial Mortgage Securities Trust 2009-IWST, Commercial Mortgage Pass-Through Certificates, Series 2009-IWST:		
2.208%, 12–5–27 (A)(B)	$5,964	$ 613
7.151%, 12–5–27 (A)	1,425	1,699
7.693%, 12–5–27 (A)(B)	2,600	3,103
Mellon Residential Funding, 6.750%, 6–25–28	7	7
Morgan Stanley Capital I Trust 2012-C4, 3.773%, 3–15–45	945	944
Multi Security Asset Trust LP, Commercial Mortgage-Backed Securities Pass-Through Certificates, Series 2005-RR4:		
5.000%, 11–28–35 (A)	784	776
5.880%, 11–28–35 (A)(B)	1,280	1,236
OBP Depositor LLC Trust, Commercial Mortgage Pass-Through Certificates, Series 2010-OBP, 2.710%, 2–17–26 (A)	800	757
Queens Center Mortgage Trust 2013-QC, 3.275%, 1–11–37 (A)	3,010	2,784
UBS-Barclays Commerical Mortgage Trust, Ser 2012-C3 A4, 3.091%, 8–10–49	2,885	2,767
Vornado DP LLC Trust 2010, Commercial Mortgage Pass-Through Certificates, Series 2010-VNO, 5.280%, 9–13–28 (A)	1,200	1,295
Wachovia Bank Commerical Mortgage Trust, Commerical Mortgage Pass-Through Certificates, Ser 2004-C15, 4.803%, 10–15–41	1,565	1,613
Wells Fargo Commerical Mortgage Trust, Ser 2012-LC5 A3, 2.918%, 10–15–45	3,173	3,009
WFRBS Commercial Mortgage Trust 2001-C2 A-2, 3.791%, 2–15–44 (A)	1,485	1,562
WFRBS Commercial Mortgage Trust 2011-C5, 3.667%, 11–15–44 (B)	1,135	1,155
WFRBS Commercial Mortgage Trust 2012-C10, Class A-3, 2.870%, 11–15–45	3,539	3,334
		38,971

MORTGAGE-BACKED SECURITIES (Continued)	Principal	Value
Other Mortgage-Backed Securities – 1.8%		
ABFS Mortgage Loan Trust 2001-2, 7.490%, 12–25–31 (B)	$ 475	$ 400
Asset Securitization Corporation, 7.560%, 2–14–43 (B)	30	30
Banc of America Alternative Loan Trust 2003-05, 5.500%, 7–25–33	343	5
Banc of America Alternative Loan Trust 2005-06, 6.000%, 7–25–35	461	39
Banc of America Mortgage Trust 2003-09, 5.500%, 12–25–33	479	224
Banc of America Mortgage Trust 2004-03, 4.875%, 4–25–19	98	95
Bank of America Mortgage Securities, Inc., Mortgage Pass-Through Certificates, Series 2003-3, 5.500%, 5–25–33	690	710
C-Bass 2006-MH1 Trust:		
5.963%, 10–25–36 (A)(B)	88	91
5.970%, 10–25–36 (A)(B)	568	573
CHL Mortgage Pass-Through Trust 2004-J4, 5.250%, 5–25–34	208	190
Collateralized Mortgage Obligation Trust, 5.000%, 7–1–18	9	9
CWHEQ Home Equity Loan Trust, Series 2007-S2, 5.934%, 5–25–37 (B)	321	265
First Horizon Mortgage Pass-Through Trust 2003-8, 5.149%, 10–25–33 (B)	140	35
First Horizon Mortgage Pass-Through Trust 2007-4, 5.500%, 8–25–22	76	72
GMACM Home Equity Loan Trust 2007-HE1, 5.952%, 8–25–37 (B)	570	478
Helios Leasing I LLC, 2.018%, 5–29–24	1,292	1,268
J.P. Morgan Mortgage Trust 2004-A3, 2.754%, 7–25–34 (B)	213	212
Merrill Lynch Mortgage Investors, Inc. Mortgage Pass-Through Certificates Series 1997-C2, 6.250%, 12–10–29	894	892
Morgan Stanley Capital I Trust 2012-STAR Class A-2, 3.201%, 8–5–34 (A)	1,350	1,297
Morgan Stanley Capital I Trust 2012-STAR Class B, 3.451%, 8–5–34 (A)	930	879
Morgan Stanley Capital I Trust, Series 2012-C4, 1.085%, 3–15–45	359	359

MORTGAGE-BACKED SECURITIES (Continued)	Principal	Value
Other Mortgage-Backed Securities (Continued)		
Prudential Home Mortgage Securities:		
6.730%, 4–28–24 (A)(B)	$ 1	$ 1
7.883%, 9–28–24 (A)(B)	3	2
RASC Series 2003-KS10 Trust, 6.410%, 12–25–33	189	67
RFMSI Series 2004-S5 Trust:		
4.500%, 5–25–19	148	140
Salomon Brothers Mortgage Securities VII, Inc., Mortgage Pass-Through Certificates, Series 1997-HUD1, 7.750%, 12–25–30 (B)	742	475
Structured Adjustable Rate Mortgage Loan Trust, Series 2005-21, 5.197%, 11–25–35 (B)	1,043	46
Structured Asset Mortgage Investments, Inc., 2.568%, 5–2–30 (B)	7	2
TimberStar Trust I, 6.208%, 10–15–36 (A)	1,560	1,643
		10,499
TOTAL MORTGAGE-BACKED SECURITIES – 8.5%		**$49,470**

(Cost: $56,186)

MUNICIPAL BONDS – TAXABLE	Principal	Value
Florida – 0.1%		
Sarasota Cnty, FL, Cap Impvt Rev Bonds, Ser 2010A, 7.016%, 10–1–40	520	581
New Jersey – 0.1%		
NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2010C, 5.754%, 12–15–28	760	829
New York – 1.1%		
Port Auth of NY & NJ Consolidated Bonds, Ser 174, 4.458%, 10–1–62	3,110	2,635
Port Auth of NY and NJ Consolidated Bonds, 168th Ser, 4.926%, 10–1–51	3,550	3,406
		6,041

Ivy Bond Fund *(in thousands)*

MUNICIPAL BONDS – TAXABLE (Continued)	Principal	Value
Washington – 0.2%		
Pub Util Dist No. 1, Douglas Cnty, WA, Wells Hydroelec Bonds, Ser 2010A, 5.450%, 9–1–40	$1,205	$1,170
TOTAL MUNICIPAL BONDS – TAXABLE – 1.5%		$8,621
(Cost: $9,028)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

	Principal	Value
Agency Obligations – 0.0%		
Federal National Mortgage Association, 5.500%, 2–1–35	168	184
Mortgage-Backed Obligations – 25.7%		
Federal Home Loan Mortgage Corporation Agency REMIC/CMO, 5.300%, 1–15–33	163	176
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates:		
5.500%, 12–1–17	128	136
5.500%, 9–1–19	170	182
5.000%, 4–1–23	574	620
3.500%, 8–1–26	1,152	1,213
2.500%, 3–1–28	955	962
2.500%, 4–1–28	961	968
5.000%, 5–1–29	110	117
3.500%, 5–1–32	1,917	1,990
6.500%, 9–1–32	77	87
6.000%, 11–1–33	116	128
5.500%, 5–1–34	817	901
6.500%, 5–1–34	222	247
5.500%, 6–1–34	296	322
5.000%, 9–1–34	5	5
5.500%, 9–1–34	14	16
5.500%, 10–1–34	322	351
5.500%, 7–1–35	137	149
5.000%, 8–1–35	147	159
5.500%, 10–1–35	116	125
5.000%, 11–1–35	305	328
5.000%, 12–1–35	103	111
6.500%, 7–1–36	121	134
7.000%, 12–1–37	201	223
5.500%, 2–1–39	764	827
5.000%, 11–1–39	266	291
5.000%, 1–1–40	1,607	1,752
5.000%, 3–1–40	2,337	2,558
5.000%, 4–1–40	619	667
5.000%, 8–1–40	556	605
4.000%, 10–1–40	1,432	1,500
4.000%, 11–1–40	1,187	1,250
4.500%, 1–1–41	1,506	1,609
4.000%, 2–1–41	2,338	2,450
4.000%, 3–1–41	729	766
4.500%, 3–1–41	676	723
4.500%, 4–1–41	1,751	1,879
4.000%, 6–1–41	793	833

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)

	Principal	Value
Mortgage-Backed Obligations (Continued)		
4.000%, 8–1–41	$ 664	$ 695
4.000%, 10–1–41 TBA	1,400	1,463
4.000%, 11–1–41	6,638	6,952
3.500%, 1–1–42	2,652	2,700
3.500%, 3–1–42	2,659	2,704
3.000%, 8–1–42	1,870	1,823
3.500%, 8–1–42	4,617	4,704
3.000%, 1–1–43	1,923	1,875
3.000%, 2–1–43	2,404	2,345
Federal National Mortgage Association Agency REMIC/CMO, 4.500%, 7–25–24	1,649	1,776
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.000%, 9–1–17	20	21
6.000%, 1–1–18	67	71
5.500%, 2–1–18	75	79
5.500%, 3–1–18	14	15
5.000%, 5–1–18	269	286
5.000%, 6–1–18	62	67
5.000%, 7–1–18	28	29
5.000%, 10–1–18	175	186
5.500%, 9–1–19	61	66
3.000%, 9–1–22	1,641	1,718
5.000%, 7–1–23	287	311
6.000%, 8–1–23	343	371
5.500%, 2–1–24	111	122
4.500%, 4–1–25	516	547
3.500%, 11–1–25	671	709
3.500%, 6–1–26	1,224	1,293
3.500%, 10–1–26 TBA	125	132
2.500%, 11–1–27	1,863	1,849
2.500%, 10–1–28	1,185	1,192
6.000%, 8–1–29	104	115
7.500%, 5–1–31	36	41
7.000%, 9–1–31	13	15
7.000%, 11–1–31	138	162
6.500%, 12–1–31	15	17
6.500%, 2–1–32	160	181
7.000%, 2–1–32	111	130
7.000%, 3–1–32	181	215
6.500%, 4–1–32	30	35
6.500%, 5–1–32	62	69
6.500%, 7–1–32	22	25
6.500%, 8–1–32	32	36
6.000%, 9–1–32	35	39
6.500%, 9–1–32	78	88
6.000%, 10–1–32	678	756
6.500%, 10–1–32	70	79
6.000%, 11–1–32	494	552
3.500%, 12–1–32	2,783	2,889
6.000%, 3–1–33	748	834
5.500%, 4–1–33	531	587
6.000%, 4–1–33	48	53
5.500%, 5–1–33	74	81
6.000%, 6–1–33	312	342
6.500%, 8–1–33	21	23
6.000%, 10–1–33	69	75
6.000%, 12–1–33	139	154
5.500%, 1–1–34	161	176
5.500%, 1–1–34	154	168
6.000%, 1–1–34	103	114
5.000%, 3–1–34	580	631
5.000%, 3–1–34	70	76

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)

	Principal	Value
Mortgage-Backed Obligations (Continued)		
5.500%, 3–1–34	$ 62	$ 69
5.500%, 4–1–34	67	73
5.000%, 5–1–34	37	41
6.000%, 8–1–34	171	189
5.500%, 9–1–34	360	392
6.000%, 9–1–34	182	201
6.500%, 9–1–34	209	236
5.500%, 11–1–34	672	734
6.000%, 11–1–34	221	244
6.500%, 11–1–34	17	20
5.000%, 12–1–34	937	1,018
5.500%, 1–1–35	455	497
5.500%, 1–1–35	144	159
5.500%, 2–1–35	1,023	1,131
6.500%, 3–1–35	312	352
5.000%, 4–1–35	177	193
5.500%, 4–1–35	344	377
4.500%, 5–1–35	638	683
5.500%, 6–1–35	16	18
4.500%, 7–1–35	477	512
5.000%, 7–1–35	1,079	1,171
5.000%, 7–1–35	239	260
5.500%, 7–1–35	144	157
5.500%, 8–1–35	21	23
5.500%, 10–1–35	639	710
5.500%, 11–1–35	432	471
5.500%, 12–1–35	418	457
5.000%, 2–1–36	103	112
5.500%, 2–1–36	428	452
6.500%, 2–1–36	163	180
5.500%, 9–1–36	464	507
5.500%, 11–1–36	235	256
6.000%, 11–1–36	144	157
6.000%, 1–1–37	116	128
6.000%, 5–1–37	251	278
5.500%, 6–1–37	109	121
6.000%, 8–1–37	185	202
6.000%, 9–1–37	156	173
7.000%, 10–1–37	17	19
5.500%, 3–1–38	384	423
5.000%, 4–1–38	477	525
5.500%, 5–1–38	278	302
6.000%, 10–1–38	558	611
6.000%, 12–1–38	331	363
4.500%, 6–1–39	282	303
5.000%, 12–1–39	619	683
5.500%, 12–1–39	519	569
5.000%, 3–1–40	1,597	1,746
6.000%, 6–1–40	353	385
4.500%, 10–1–40	1,363	1,456
4.000%, 12–1–40	1,899	1,994
3.500%, 4–1–41	2,607	2,659
4.000%, 4–1–41	1,671	1,758
4.500%, 4–1–41	3,448	3,711
5.000%, 4–1–41	386	424
4.500%, 7–1–41	1,911	2,045
4.000%, 8–1–41	1,393	1,461
4.000%, 9–1–41	2,265	2,382
3.500%, 10–1–41 TBA	2,090	2,129
4.000%, 10–1–41	2,183	2,295
3.500%, 11–1–41	4,639	4,735
3.500%, 1–1–42	1,270	1,295
3.000%, 3–1–42	1,682	1,646
3.000%, 9–1–42	2,830	2,769
3.500%, 2–1–43	1,930	1,972

Ivy Bond Fund (in thousands) SEPTEMBER 30, 2013 (UNAUDITED)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
3.500%, 3–1–43	$2,841	$2,900
3.500%, 7–1–43	3,117	3,151
3.000%, 8–1–43	998	964
Government National Mortgage Association Agency REMIC/CMO:		
0.277%, 3–16–34 (B)(D)	1,739	6
0.643%, 7–16–40 (B)(D)	727	14
0.000%, 3–16–42 (B)(D)(E)	711	—*
0.488%, 6–17–45 (B)(D)	5,477	72
Government National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.250%, 7–15–24	88	98
4.000%, 8–20–31	934	973
5.000%, 7–15–33	307	337
5.000%, 7–15–34	227	249
5.500%, 12–15–34	316	349
5.000%, 1–15–35	356	391
5.000%, 12–15–35	554	607
4.000%, 6–20–36	1,297	1,373
5.500%, 7–15–38	335	370
5.500%, 10–15–38	342	387
5.500%, 2–15–39	228	251
5.000%, 12–15–39	217	243
5.000%, 1–15–40	1,784	1,965
4.500%, 6–15–40	758	827
5.000%, 7–15–40	604	659
4.000%, 12–20–40	814	866
4.000%, 1–15–41	1,308	1,392
4.000%, 10–15–41	807	858
3.000%, 10–1–43	365	360
3.500%, 10–1–43	3,000	3,083
United States Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust, 1995-1 Class 1,		
7.224%, 2–15–25 (B)	103	119

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
United States Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust, 1995-1 Class 2,		
7.793%, 2–15–25	$ 31	$ 35
		148,732
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 25.7%		**$148,916**
(Cost: $150,578)		

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Obligations – 10.3%		
United States Treasury Bonds,		
5.375%, 2–15–31 (F)	4,940	6,301
United States Treasury Notes:		
0.375%, 8–31–15	6,315	6,323
0.625%, 9–30–17	7,300	7,177
1.500%, 8–31–18	21,878	22,028
2.125%, 8–31–20	1,975	1,993
2.500%, 8–15–23	8,635	8,551
2.875%, 5–15–43	8,720	7,400
		59,773
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 10.3%		**$ 59,773**
(Cost: $58,566)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 2.7%		
Automatic Data Processing Inc.,		
0.050%, 10–2–13 (G)	$5,000	$ 4,999
Caterpillar Financial Services Corporation (GTD by Caterpillar Inc.),		
0.060%, 10–28–13 (G)	3,000	3,000
St. Jude Medical, Inc.,		
0.090%, 10–1–13 (G)	4,597	4,597
Verizon Communications Inc.,		
0.210%, 10–21–13 (G)	3,000	3,000
		15,596
Master Note – 0.1%		
Toyota Motor Credit Corporation,		
0.100%, 10–2–13 (H)	426	426
TOTAL SHORT-TERM SECURITIES – 2.8%		**$ 16,022**
(Cost: $16,023)		
TOTAL INVESTMENT SECURITIES – 100.8%		**$583,099**
(Cost: $588,216)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.8%)		**(4,357)**
NET ASSETS – 100.0%		**$578,742**

Notes to Schedule of Investments

*Not shown due to rounding.

(A)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2013, the total value of these securities amounted to $102,890 or 17.8% of net assets.

(B)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013.

(C)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(D)Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(E)Zero coupon bond.

(F)All or a portion of the security position has been pledged as collateral on open futures contracts.

(G)Rate shown is the yield to maturity at September 30, 2013.

(H)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013. Date shown represents the date that the variable rate resets.

The following futures contracts were outstanding at September 30, 2013 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Market Value	Unrealized Appreciation (Depreciation)
U.S. Treasury Long Bond	Short	12–31–13	63	$ (8,403)	$(101)
U.S. 10-Year Treasury Note	Short	1–6–14	164	(20,727)	(301)
U.S. 5-Year Treasury Note	Long	1–6–14	114	13,799	141
				$(15,331)	$(261)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Preferred Stocks	$ 9,305	$ —	$ —
Asset-Backed Securities	—	24,199	23,687
Corporate Debt Securities	—	233,067	10,039
Mortgage-Backed Securities	—	46,842	2,628
Municipal Bonds	—	8,621	—
United States Government Agency Obligations	—	148,916	—*
United States Government Obligations	—	59,773	—
Short-Term Securities	—	16,022	—
Total	$ 9,305	$537,440	$ 36,354
Futures Contracts	$ 141	$ —	$ —
Liabilities			
Futures Contracts	$ 402	$ —	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Asset-Backed Securities	Corporate Debt Securities	Mortgage-Backed Securities	United States Government Agency Obligations
Beginning Balance 4–1–13	$ 28,308	$ 3,065	$2,743	$—*
Net realized gain (loss)	73	—	4	—
Net change in unrealized appreciation (depreciation)	(974)	(250)	1	—*
Purchases	12,585	1,491	32	—
Sales	(16,271)	(204)	(153)	—
Amortization/Accretion of premium/discount	(34)	(11)	1	—
Transfers into Level 3 during the period	—	5,948	—	—
Transfers out of Level 3 during the period	—	—	—	—
Ending Balance 9–30–13	$ 23,687	$10,039	$2,628	$—*
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9–30–13	$ (948)	$ (250)	$ 1	$—*

Transfers from Level 2 to Level 3 occurred generally due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred generally due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period. There were no transfers between Levels 1 and 2 during the period ended September 30, 2013.

Quantitative Information about Level 3 fair value measurements:

	Fair Value at 9–30–13	Valuation Technique(s)	Unobservable Input(s)
Assets			
Asset-Backed Securities	$23,687	Third-party valuation service	Broker quotes
Corporate Debt Securities	$10,039	Third-party valuation service	Broker quotes
Mortgage-Backed Securities	$2,628	Third-party valuation service	Broker quotes
United State Government Agency Obligations	$—*	Broker	Broker quotes

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REIT = Real Estate Investment Trust
REMIC = Real Estate Mortgage Investment Conduit
TBA = To Be Announced

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**97.5%**
Consumer Discretionary	20.7%
Information Technology	19.4%
Industrials	15.7%
Financials	10.7%
Health Care	10.6%
Consumer Staples	8.6%
Energy	6.6%
Materials	5.2%
Cash and Cash Equivalents	**2.5%**

Lipper Rankings

Category: Lipper Large-Cap Core Funds	Rank	Percentile
1 Year	343/931	37
3 Year	80/857	10
5 Year	77/785	10
10 Year	46/516	9

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
American International Group, Inc.	Financials
Anheuser-Busch InBev S.A., ADR	Consumer Staples
Pentair, Inc.	Industrials
Harley-Davidson, Inc.	Consumer Discretionary
Cummins Inc.	Industrials
Applied Materials, Inc.	Information Technology
Pall Corporation	Industrials
Twenty-First Century Fox, Inc.	Consumer Discretionary
Union Pacific Corporation	Industrials
Cisco Systems, Inc.	Information Technology

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Core Equity Fund *(in thousands)* SEPTEMBER 30, 2013 (UNAUDITED)

COMMON STOCKS	Shares	Value
Apparel, Accessories & Luxury Goods – 1.8%		
Polo Ralph Lauren Corporation	76	$12,503
Biotechnology – 2.7%		
Alexion Pharmaceuticals, Inc. (A)	89	10,291
Biogen Idec Inc. (A)	36	8,716
		19,007
Brewers – 3.2%		
Anheuser-Busch InBev S.A., ADR	224	22,241
Broadcasting – 2.5%		
CBS Corporation, Class B	324	17,885
Cable & Satellite – 3.8%		
Comcast Corporation, Class A	298	13,432
Time Warner Cable Inc.	118	13,180
		26,612
Communications Equipment – 4.6%		
Cisco Systems, Inc.	812	19,016
F5 Networks, Inc. (A)	67	5,712
Nokia Corporation, Series A, ADR	1,107	7,206
		31,934
Computer Hardware – 1.5%		
Apple Inc.	22	10,632
Construction & Farm Machinery & Heavy Trucks – 2.8%		
Cummins Inc.	150	19,931
Consumer Electronics – 1.1%		
Harman International Industries, Incorporated	122	8,100
Consumer Finance – 1.7%		
Capital One Financial Corporation	179	12,274
Data Processing & Outsourced Services – 2.6%		
MasterCard Incorporated, Class A	28	18,569
Diversified Banks – 2.0%		
Bank of America Corporation	1,013	13,981
Diversified Chemicals – 2.3%		
Dow Chemical Company (The)	430	16,527
Fertilizers & Agricultural Chemicals – 1.8%		
Monsanto Company	125	13,015
Home Improvement Retail – 1.8%		
Home Depot, Inc. (The)	171	12,978
Hypermarkets & Super Centers – 1.7%		
Costco Wholesale Corporation	106	$12,226
Industrial Machinery – 5.9%		
Pall Corporation	258	19,838
Pentair, Inc.	329	21,397
		41,235
Integrated Oil & Gas – 1.2%		
Occidental Petroleum Corporation	88	8,185
Internet Software & Services – 2.5%		
Facebook, Inc., Class A (A)	281	14,098
LinkedIn Corp (A)	14	3,420
		17,518
IT Consulting & Other Services – 2.2%		
Teradata Corporation (A)	283	15,695
Managed Health Care – 1.3%		
UnitedHealth Group Incorporated	126	9,023
Motorcycle Manufacturers – 3.0%		
Harley-Davidson, Inc.	332	21,359
Movies & Entertainment – 2.8%		
Twenty-First Century Fox, Inc.	586	19,579
Multi-Line Insurance – 3.4%		
American International Group, Inc.	490	23,824
Oil & Gas Equipment & Services – 1.8%		
National Oilwell Varco, Inc.	159	12,432
Oil & Gas Exploration & Production – 2.0%		
Noble Energy, Inc.	218	14,601
Oil & Gas Refining & Marketing – 1.6%		
Phillips 66	192	11,107
Other Diversified Financial Services – 3.6%		
Citigroup Inc.	384	18,603
JPMorgan Chase & Co.	134	6,906
		25,509
Packaged Foods & Meats – 1.4%		
Mead Johnson Nutrition Company	136	10,077
Pharmaceuticals – 6.6%		
Bristol-Myers Squibb Company	347	16,073
Pfizer Inc.	549	15,774
Shire Pharmaceuticals Group plc, ADR	123	14,722
		46,569
Railroads – 7.0%		
Canadian Pacific Railway Limited	149	$ 18,384
Kansas City Southern	106	11,625
Union Pacific Corporation	124	19,203
		49,212
Restaurants – 3.9%		
Chipotle Mexican Grill, Inc., Class A (A)	26	11,319
Panera Bread Company, Class A (A)	44	6,959
YUM! Brands, Inc.	117	8,367
		26,645
Semiconductor Equipment – 2.8%		
Applied Materials, Inc.	1,135	19,913
Semiconductors – 3.2%		
Altera Corporation	186	6,923
Texas Instruments Incorporated	388	15,612
		22,535
Specialty Chemicals – 1.1%		
LyondellBasell Industries N.V., Class A	101	7,400
Tobacco – 2.3%		
Philip Morris International Inc.	185	16,034
TOTAL COMMON STOCKS – 97.5%		**$686,867**
(Cost: $543,752)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 1.9%		
Caterpillar Financial Services Corporation (GTD by Caterpillar Inc.), 0.060%, 10–28–13 (B)	$3,000	3,000
CVS Caremark Corporation, 0.180%, 10–4–13 (B)	1,500	1,500
Diageo Capital plc (GTD by Diageo plc), 0.200%, 10–9–13 (B)	2,000	2,000
John Deere Financial Limited (GTD by John Deere Capital Corporation), 0.070%, 10–24–13 (B)	2,500	2,500
St. Jude Medical, Inc., 0.090%, 10–1–13 (B)	4,029	4,029
		13,029

Ivy Core Equity Fund *(in thousands)* SEPTEMBER 30, 2013 (UNAUDITED)

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.3%		
Toyota Motor Credit Corporation, 0.100%, 10-2-13 (C)	$2,246	$ 2,246
TOTAL SHORT-TERM SECURITIES – 2.2%		**$ 15,275**
(Cost: $15,275)		
TOTAL INVESTMENT SECURITIES – 99.7%		**$702,142**
(Cost: $559,027)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%		**2,311**
NET ASSETS – 100.0%		**$704,453**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at September 30, 2013.

(C)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$145,661	$ —	$ —
Consumer Staples	60,578	—	—
Energy	46,325	—	—
Financials	75,588	—	—
Health Care	74,599	—	—
Industrials	110,378	—	—
Information Technology	136,796	—	—
Materials	36,942	—	—
Total Common Stocks	$686,867	$ —	$ —
Short-Term Securities	—	15,275	—
Total	$686,867	$ 15,275	$ —

As of September 30, 2013, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

See Accompanying Notes to Financial Statements.

Ivy Cundill Global Value Fund

ALL DATA IS AS OF SEPTEMBER 30, 2013 (UNAUDITED)

Asset Allocation

Stocks	**76.5%**
Financials	28.0%
Consumer Discretionary	19.9%
Industrials	12.5%
Energy	11.1%
Materials	3.7%
Information Technology	1.3%
Warrants	**1.4%**
Bonds	**0.1%**
Other Government Securities	0.1%
Cash and Cash Equivalents	**22.0%**

Lipper Rankings

Category: Lipper Global Multi-Cap Value Funds	Rank	Percentile
1 Year	4/77	6
3 Year	27/59	45
5 Year	27/47	57
10 Year	14/22	61

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**35.1%**
United States	31.1%
Canada	4.0%
Europe	**24.1%**
Germany	6.5%
France	6.4%
Italy	4.9%
Other Europe	6.3%
Pacific Basin	**18.8%**
Japan	8.6%
South Korea	5.7%
Hong Kong	4.5%
South America	**0.0%**
Cash and Cash Equivalents	**22.0%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
American International Group, Inc.	United States	Financials	Multi-Line Insurance
Citigroup Inc.	United States	Financials	Other Diversified Financial Services
Bank of America Corporation	United States	Financials	Diversified Banks
EnCana Corporation	Canada	Energy	Oil & Gas Exploration & Production
Posco	South Korea	Materials	Steel
News Corporation, Class A	United States	Consumer Discretionary	Publishing
Munchener Ruckversicherungs-Gesellschaft AG, Registered Shares	Germany	Financials	Reinsurance
SANKYO Co., Ltd.	Japan	Consumer Discretionary	Leisure Products
Deutsche Lufthansa AG	Germany	Industrials	Airlines
Chesapeake Energy Corporation, 5.75% Cumulative	United States	Energy	Oil & Gas Exploration & Production

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Cundill Global Value Fund *(in thousands)*

COMMON STOCKS	Shares	Value
Brazil – 0.0%		
HRT Participacoes Em Petroleo S.A. (A)	284	$ 150
Canada – 4.0%		
EnCana Corporation	724	12,552
France – 6.4%		
Compagnie de Saint-Gobain	160	7,938
Renault S.A.	72	5,737
Vinci	111	6,435
		20,110
Germany – 6.5%		
Deutsche Lufthansa AG	508	9,916
Munchener Ruckversicherungs-Gesellschaft AG, Registered Shares	53	10,415
		20,331
Greece – 0.4%		
Intralot S.A. Integrated Lottery Systems and Services	626	1,390
Hong Kong – 4.5%		
First Pacific Company Limited	6,167	6,814
Henderson Land Development Company Limited	1,182	7,301
		14,115
Italy – 4.9%		
EXOR S.p.A.	174	6,536
Mediaset S.p.A.	2,186	8,872
		15,408
Japan – 8.6%		
Honda Motor Co., Ltd.	242	9,207
SANKYO Co., Ltd.	212	10,361
Sega Sammy Holdings Inc.	253	7,284
		26,852
Netherlands – 2.7%		
TNT N.V.	1,928	8,338
South Korea – 5.7%		
LG Corp.	100	6,162
Posco	39	11,734
		17,896
Spain – 0.9%		
Gestevision Telecinco, S.A.	242	2,786
United Kingdom – 2.2%		
BP plc, ADR	160	6,745
United States – 26.7%		
American International Group, Inc.	400	19,470
Bank of America Corporation	926	12,773

COMMON STOCKS (Continued)	Shares	Value
United States (Continued)		
Berkshire Hathaway Inc., Class A (A)	—*	$ 8,521
Chesapeake Energy Corporation	233	6,038
Citigroup Inc.	318	15,435
GameStop Corp, Class A	129	6,390
Microsoft Corporation	121	4,014
News Corporation, Class A (A)	660	10,595
		83,236
TOTAL COMMON STOCKS – 73.5%		**$229,909**
(Cost: $177,472)		
PREFERRED STOCKS		
United States – 3.0%		
Chesapeake Energy Corporation, 5.75% Cumulative (B)	8	9,350
TOTAL PREFERRED STOCKS – 3.0%		**$ 9,350**
(Cost: $8,476)		
WARRANTS		
United States – 1.4%		
JPMorgan Chase & Co., Expires 10–28–18 (C)	252	4,232
TOTAL WARRANTS – 1.4%		**$ 4,232**
(Cost: $3,035)		

OTHER GOVERNMENT SECURITIES	Principal	
Greece – 0.1%		
Hellenic Republic:		
2.000%, 2–24–23 (D)	EUR18	16
2.000%, 2–24–24 (D)	18	14
2.000%, 2–24–25 (D)	18	14
2.000%, 2–24–26 (D)	18	13
2.000%, 2–24–27 (D)	18	13
2.000%, 2–24–28 (D)	19	13
2.000%, 2–24–29 (D)	19	13
2.000%, 2–24–30 (D)	19	13
2.000%, 2–24–31 (D)	19	13
2.000%, 2–24–32 (D)	19	13
2.000%, 2–24–33 (D)	19	12
2.000%, 2–24–34 (D)	19	12
2.000%, 2–24–35 (D)	19	12
2.000%, 2–24–36 (D)	19	12
2.000%, 2–24–37 (D)	19	12
2.000%, 2–24–38 (D)	19	12
2.000%, 2–24–39 (D)	19	12
2.000%, 2–24–40 (D)	19	12
2.000%, 2–24–41 (D)	19	12

OTHER GOVERNMENT SECURITIES (Continued)	Principal	Value
Greece (Continued)		
2.000%, 2–24–42 (D)	EUR19	$ 12
0.000%, 10–15–42 (D)(E)	378	6
		261
TOTAL OTHER GOVERNMENT SECURITIES – 0.1%		**$ 261**
(Cost: $87)		
SHORT-TERM SECURITIES		
Commercial Paper – 17.2%		
Fannie Mae Discount Notes, 0.020%, 11–27–13 (F)	$ 2,500	2,500
Federal Home Loan Bank, 0.020%, 11–6–13 (F)	1,000	1,000
Federal Home Loan Mortgage Corporation, 0.020%, 11–22–13 (F)	6,500	6,500
Freddie Mac Discount Notes, 0.020%, 11–12–13 (F)	1,000	1,000
Straight-A Funding, LLC (GTD by Federal Financing Bank):		
0.070%, 10–7–13 (F)	40,553	40,552
0.070%, 10–7–13 (F)	2,000	2,000
		53,552
United States Government Agency Obligations – 4.1%		
Overseas Private Investment Corporation (GTD by United States Government):		
0.130%, 10–2–13 (G)	3,327	3,327
0.130%, 10–7–13 (G)	4,038	4,076
0.130%, 10–7–13 (G)	3,500	3,500
0.130%, 10–7–13 (G)	1,297	1,297
0.130%, 10–7–13 (G)	621	621
		12,821
TOTAL SHORT-TERM SECURITIES – 21.3%		**$ 66,373**
(Cost: $66,336)		
TOTAL INVESTMENT SECURITIES – 99.3%		**$310,125**
(Cost: $255,406)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.7%		**2,151**
NET ASSETS – 100.0%		**$312,276**

Notes to Schedule of Investments

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2013, the total value of these securities amounted to $9,350 or 3.0% of net assets.

(C) Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(D) Principal amounts are denominated in the indicated foreign currency, where applicable (EUR - Euro).

(E) Zero coupon bond.

(F) Rate shown is the yield to maturity at September 30, 2013.

(G) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013. Date shown represents the date the variable rate resets.

The following forward foreign currency contracts were outstanding at September 30, 2013:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Japanese Yen	Toronto-Dominion Bank (The)	800,000	10–30–13	$—	$278
Sell	Japanese Yen	Canadian Imperial Bank of Commerce	53,820	12–4–13	—	8
Sell	Japanese Yen	Scotia Capital (USA), Inc.	174,820	12–4–13	66	—
Sell	Japanese Yen	Royal Bank of Canada	933,600	1–8–14	—	263
Sell	Japanese Yen	Citibank N.A.	196,000	3–12–14	12	—
Sell	Japanese Yen	Citibank N.A.	220,000	3–12–14	—	27
					$78	$576

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 62,621	$ —	$ —
Energy	25,485	—	—
Financials	87,266	—	—
Industrials	38,789	—	—
Information Technology	4,014	—	—
Materials	11,734	—	—
Total Common Stocks	$229,909	$ —	$ —
Preferred Stocks	—	9,350	—
Warrants	4,232	—	—
Other Government Securities	—	255	6
Short-Term Securities	—	66,373	—
Total	$234,141	$ 75,978	$ 6
Forward Foreign Currency Contracts	$ —	$ 78	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 576	$ —

During the period ended September 30, 2013, securities totaling $4 were transferred from Level 2 to Level 3 due to the lack of observable market data due to decreased market activity or information for these securities. Securities totaling $4,660 were transferred from Level 3 to Level 2 due to the increased availability of observable market data due to increased market activity or information for these securities. There were no transfers between Levels 1 and 2 during the period ended.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

Market Sector Diversification

(as a % of net assets)	
Financials	29.4%
Consumer Discretionary	19.9%
Industrials	12.5%
Energy	11.1%
Materials	3.7%
Information Technology	1.3%
Other Government Securities	0.1%
Other+	22.0%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**96.6%**
Information Technology	14.9%
Industrials	14.6%
Financials	13.4%
Energy	13.3%
Consumer Discretionary	13.0%
Consumer Staples	11.4%
Health Care	10.6%
Materials	5.4%
Cash and Cash Equivalents	**3.4%**

Lipper Rankings

Category: Lipper Equity Income Funds	Rank	Percentile
1 Year	221/379	59
3 Year	236/292	81
5 Year	236/259	91
10 Year	83/138	60

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
JPMorgan Chase & Co.	Financials
Microchip Technology Incorporated	Information Technology
Anheuser-Busch InBev S.A., ADR	Consumer Staples
Union Pacific Corporation	Industrials
Schlumberger Limited	Energy
Boeing Company (The)	Industrials
Philip Morris International Inc.	Consumer Staples
Bristol-Myers Squibb Company	Health Care
Home Depot, Inc. (The)	Consumer Discretionary
Pfizer Inc.	Health Care

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Dividend Opportunities Fund *(in thousands)*   SEPTEMBER 30, 2013 (UNAUDITED)

COMMON STOCKS	Shares	Value
Advertising – 1.5%		
Omnicom Group Inc. (A)	81	$ 5,135
Aerospace & Defense – 6.1%		
Boeing Company (The)	81	9,500
Honeywell International Inc.	87	7,191
Lockheed Martin Corporation	35	4,458
		21,149
Apparel Retail – 2.0%		
Limited Brands, Inc.	117	7,152
Asset Management & Custody Banks – 1.1%		
Northern Trust Corporation	73	3,992
Brewers – 3.5%		
Anheuser-Busch InBev S.A., ADR	123	12,167
Cable & Satellite – 3.2%		
Comcast Corporation, Class A	161	7,263
Time Warner Cable Inc.	37	4,157
		11,420
Casinos & Gaming – 2.4%		
Wynn Resorts, Limited	53	8,332
Communications Equipment – 2.1%		
Cisco Systems, Inc.	307	7,200
Computer Hardware – 1.4%		
Apple Inc.	10	4,863
Construction & Farm Machinery & Heavy Trucks – 0.9%		
Caterpillar Inc.	40	3,301
Consumer Finance – 2.3%		
Capital One Financial Corporation	115	7,891
Data Processing & Outsourced Services – 2.7%		
Paychex, Inc.	92	3,741
Visa Inc., Class A	30	5,781
		9,522
Distillers & Vintners – 2.2%		
Diageo plc, ADR	60	7,638
Diversified Banks – 2.3%		
Wells Fargo & Company	191	7,886
Diversified Chemicals – 3.3%		
Dow Chemical Company (The)	133	5,098
PPG Industries, Inc.	38	6,289
		11,387
Fertilizers & Agricultural Chemicals – 2.1%		
Monsanto Company	71	$ 7,442
Home Improvement Retail – 2.6%		
Home Depot, Inc. (The)	119	9,026
Household Products – 1.5%		
Colgate-Palmolive Company	89	5,295
Industrial Machinery – 2.9%		
Eaton Corporation	58	3,986
Pentair, Inc.	95	6,176
		10,162
Integrated Oil & Gas – 1.5%		
Occidental Petroleum Corporation	57	5,299
Investment Banking & Brokerage – 2.0%		
Goldman Sachs Group, Inc. (The)	44	6,898
Oil & Gas Drilling – 2.0%		
Seadrill Limited	155	6,992
Oil & Gas Equipment & Services – 6.7%		
Halliburton Company	118	5,660
National Oilwell Varco, Inc.	99	7,713
Schlumberger Limited	112	9,932
		23,305
Oil & Gas Storage & Transportation – 3.1%		
Energy Transfer Equity, L.P.	56	3,710
MarkWest Energy Partners, L.P.	86	6,179
Phillips 66 Partners LP (A)	34	1,046
		10,935
Other Diversified Financial Services – 3.7%		
JPMorgan Chase & Co.	259	13,388
Packaged Foods & Meats – 1.5%		
Mead Johnson Nutrition Company	73	5,388
Pharmaceuticals – 10.6%		
Bristol-Myers Squibb Company	198	9,146
GlaxoSmithKline plc, ADR	111	5,579
Johnson & Johnson	94	8,149
Merck & Co., Inc.	109	5,204
Pfizer Inc.	314	9,011
		37,089
Property & Casualty Insurance – 2.0%		
ACE Limited	75	7,008
Railroads – 4.7%		
Kansas City Southern	44	$ 4,850
Union Pacific Corporation	75	11,721
		16,571
Restaurants – 1.3%		
Starbucks Corporation	59	4,576
Semiconductor Equipment – 2.0%		
Applied Materials, Inc.	398	6,979
Semiconductors – 6.7%		
Analog Devices, Inc.	116	5,453
Microchip Technology Incorporated	304	12,246
Texas Instruments Incorporated	146	5,877
		23,576
Tobacco – 2.7%		
Philip Morris International Inc.	107	9,282
TOTAL COMMON STOCKS – 96.6%		**$338,246**
(Cost: $242,168)		

SHORT-TERM SECURITIES	Principal	
Master Note – 2.3%		
Toyota Motor Credit Corporation, 0.100%, 10–2–13 (B)	$8,031	8,031
TOTAL SHORT-TERM SECURITIES – 2.3%		**$ 8,031**
(Cost: $8,031)		
TOTAL INVESTMENT SECURITIES – 98.9%		**$346,277**
(Cost: $250,199)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.1%		**3,801**
NET ASSETS – 100.0%		**$350,078**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$338,246	$ —	$ —
Short-Term Securities	—	8,031	—
Total	$338,246	$ 8,031	$ —

As of September 30, 2013, there were no transfers between Level 1 and 2 during the period.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

Ivy European Opportunities Fund

ALL DATA IS AS OF SEPTEMBER 30, 2013 (UNAUDITED)

Asset Allocation

Stocks	**93.1%**
Industrials	15.9%
Financials	14.4%
Information Technology	13.2%
Consumer Discretionary	11.6%
Health Care	11.1%
Consumer Staples	10.7%
Materials	6.9%
Energy	4.1%
Telecommunication Services	3.7%
Utilities	1.5%
Rights	**0.2%**
Cash and Cash Equivalents	**6.7%**

Lipper Rankings

Category: Lipper European Region Funds	Rank	Percentile
1 Year	106/117	90
3 Year	84/99	84
5 Year	68/85	80
10 Year	41/72	57

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

Europe	**93.3%**
United Kingdom	33.2%
Germany	23.2%
Switzerland	15.0%
France	11.7%
Other Europe	10.2%
Cash and Cash Equivalents	**6.7%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Wirecard AG	Germany	Information Technology	Data Processing & Outsourced Services
Linde AG	Germany	Materials	Industrial Gases
Ingenico S.A.	France	Information Technology	Electronic Equipment & Instruments
Prudential plc	United Kingdom	Financials	Life & Health Insurance
Compass Group plc	United Kingdom	Consumer Discretionary	Restaurants
Bayer AG	Germany	Health Care	Pharmaceuticals
Roche Holdings AG, Genusscheine	Switzerland	Health Care	Pharmaceuticals
Sanofi-Aventis	France	Health Care	Pharmaceuticals
ARYZTA AG	Switzerland	Consumer Staples	Packaged Foods & Meats
Experian plc	United Kingdom	Industrials	Research & Consulting Services

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

COMMON STOCKS	Shares	Value
France – 11.7%		
Altran Technologies S.A.	275	$ 2,262
BNP Paribas	60	4,059
Gemalto N.V.	35	3,758
Iliad S.A.	5	1,167
Ingenico S.A.	92	6,599
Sanofi-Aventis	45	4,564
Societe Generale	40	1,993
		24,402
Germany – 21.3%		
Bayer AG	45	5,306
Brenntag AG	20	3,329
DaimlerChrysler AG, Registered Shares	40	3,118
Deutsche Lufthansa AG	120	2,340
Duerr AG	15	1,102
Fresenius SE & Co. KGaA . . .	20	2,484
HeidelbergCement AG	25	1,928
Linde AG	40	7,922
NORMA Group AG	70	3,372
TOM TAILOR Holding AG (A)	60	1,369
United Internet AG	50	1,894
Wirecard AG	300	10,263
		44,427
Ireland – 2.4%		
Glanbia plc	200	2,620
Paddy Power plc	30	2,425
		5,045
Italy – 2.0%		
Fiat Industrial S.p.A. (A)	100	1,283
Moleskine S.p.A. (A)	1,190	2,962
		4,245
Luxembourg – 1.7%		
Acergy S.A.	138	2,870
GAGFAH S.A. (A)	50	652
		3,522
Netherlands – 1.5%		
Unilever N.V., Certicaaten Van Aandelen	80	3,112
Norway – 0.5%		
DNB ASA	70	1,063
Portugal – 0.6%		
Galp Energia, SGPS, S.A., Class B	75	1,247
Spain – 1.5%		
Gas Natural SDG, S.A.	150	3,131
Switzerland – 15.0%		
ARYZTA AG	66	4,417
BELIMO Holding AG, Registered Shares	1	1,748
Compagnie Financiere Richemont S.A.	30	3,006
Credit Suisse Group AG, Registered Shares	101	3,091

COMMON STOCKS (Continued)	Shares	Value
Switzerland (Continued)		
Dufry AG (A)	10	$ 1,504
Nestle S.A., Registered Shares	40	2,798
Roche Holdings AG, Genusscheine	17	4,585
Swatch Group Ltd (The), Bearer Shares	2	1,287
Swiss Re Ltd	50	4,136
Syngenta AG	5	2,042
Unaxis Holding AG, Registered Shares	200	2,676
		31,290
United Kingdom – 33.0%		
Ashtead Group plc	425	4,235
ASOS plc (A)	40	3,329
Aurora Russia Limited (A) . .	283	139
Babcock International Group plc	225	4,356
Barclays plc	1,000	4,299
BG Group plc	60	1,147
BT Group plc	500	2,772
Compass Group plc	400	5,504
Countrywide plc	300	2,550
Diageo plc	100	3,181
Essentra plc	100	1,212
Experian plc	230	4,383
GlaxoSmithKline plc	100	2,521
HSBC Holdings plc	201	2,177
IMI plc	70	1,649
Imperial Tobacco Group plc	60	2,223
Prudential plc	300	5,590
Rio Tinto plc	25	1,223
Royal Dutch Shell plc, Class A	100	3,302
SABMiller plc	25	1,272
Shire plc	65	2,608
Telecity Group plc	200	2,687
Vodafone Group plc	1,100	3,847
WPP Group plc	125	2,570
		68,776
TOTAL COMMON STOCKS – 91.2%		**$190,260**
(Cost: $132,605)		
PREFERRED STOCKS		
Germany – 1.9%		
Dragerwerk AG & Co. KGaA	8	956
Henkel AG & Co. KGaA . . .	30	3,092
		4,048
TOTAL PREFERRED STOCKS – 1.9%		**$ 4,048**
(Cost: $3,615)		

RIGHTS	Shares	Value
United Kingdom – 0.2%		
Barclays plc	250	$ 327
TOTAL RIGHTS – 0.2%		**$ 327**
(Cost: $240)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 5.2%		
Novartis Finance Corp. (GTD by Novartis AG), 0.050%, 10–2–13 (B) . .	$ 3,000	3,000
Prudential Funding, LLC (GTD by Prudential Financial, Inc.), 0.050%, 10–1–13 (B) . .	4,871	4,871
Roche Holdings, Inc., 0.050%, 10–1–13 (B) . .	3,000	3,000
		10,871
Master Note – 1.3%		
Toyota Motor Credit Corporation, 0.100%, 10–2–13 (C)	2,672	2,672
TOTAL SHORT-TERM SECURITIES – 6.5%		**$ 13,543**
(Cost: $13,543)		
TOTAL INVESTMENT SECURITIES – 99.8%		**$208,178**
(Cost: $150,003)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		359
NET ASSETS – 100.0%		**$208,537**

Ivy European Opportunities Fund (in thousands) SEPTEMBER 30, 2013 (UNAUDITED)

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at September 30, 2013.

(C)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013. Date shown represents the date the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 24,113	$ —	$ —
Consumer Staples	19,623	—	—
Energy	8,567	—	—
Financials	29,747	—	—
Health Care	22,068	—	—
Industrials	33,435	—	—
Information Technology	27,463	—	—
Materials	14,328	—	—
Telecommunication Services	7,785	—	—
Utilities	3,131	—	—
Total Common Stocks	$190,260	$ —	$ —
Preferred Stocks	4,048	—	—
Rights	327	—	—
Short-Term Securities	—	13,543	—
Total	$194,635	$ 13,543	$ —

As of September 30, 2013, there were no transfers between Level 1 and 2 during the period.

The following acronym is used throughout this schedule:

GTD = Guaranteed

Market Sector Diversification	
(as a % of net assets)	
Industrials	15.9%
Financials	14.6%
Information Technology	13.2%
Consumer Discretionary	11.6%
Health Care	11.1%
Consumer Staples	10.7%
Materials	6.9%
Energy	4.1%
Telecommunication Services	3.7%
Utilities	1.5%
Other+	6.7%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy Global Bond Fund

ALL DATA IS AS OF SEPTEMBER 30, 2013 (UNAUDITED)

Asset Allocation

Stocks	**7.4%**
Utilities	2.3%
Health Care	1.6%
Energy	1.3%
Information Technology	0.8%
Financials	0.8%
Materials	0.6%
Bonds	**90.7%**
Corporate Debt Securities	62.1%
United States Government and Government Agency Obligations	24.0%
Other Government Securities	4.6%
Cash and Cash Equivalents	**1.9%**

Quality Weightings

Investment Grade	**60.0%**
AA	25.6%
A	3.6%
BBB	30.8%
Non-Investment Grade	**30.7%**
BB	18.6%
B	6.0%
CCC	1.9%
Non-rated	4.2%
Cash and Cash Equivalents and Equities	**9.3%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Lipper Rankings

Category: Lipper Global Income Funds	Rank	Percentile
1 Year	25/200	13
3 Year	67/145	46
5 Year	85/113	75

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**39.2%**
United States	32.0%
Other North America	7.2%
South America	**22.4%**
Brazil	11.8%
Columbia	3.5%
Other South America	7.1%
Europe	**21.3%**
United Kingdom	4.6%
Russia	4.6%
Luxembourg	4.1%
Other Europe	8.0%
Pacific Basin	**13.5%**
India	4.8%
Other Pacific Basin	8.7%
Bahamas/Caribbean	**0.8%**
Other	**0.7%**
Middle East	**0.2%**
Cash and Cash Equivalents	**1.9%**

Ivy Global Bond Fund *(in thousands)*

COMMON STOCKS	Shares	Value
Consumer Finance – 0.8%		
Banco Latinoamericano de Comercio Exterior, S.A.	87	$ 2,156
Diversified Chemicals – 0.6%		
Dow Chemical Company (The)	42	1,621
Electric Utilities – 2.0%		
Alupar Investimento S.A. (A)(B)	171	1,355
PPL Corporation	88	2,672
Transmissora Alianca de Energia Eletrica S.A. (B)	132	1,307
		5,334
Integrated Oil & Gas – 0.8%		
Royal Dutch Shell plc, Class A (B)	69	2,273
Oil & Gas Drilling – 0.5%		
Seadrill Partners LLC	44	1,440
Pharmaceuticals – 1.6%		
Bristol-Myers Squibb Company	38	1,740
GlaxoSmithKline plc (B)	111	2,804
		4,544
Semiconductors – 0.8%		
Intel Corporation	101	2,308
Water Utilities – 0.3%		
Aguas Andinas S.A. (B)	1,051	724
TOTAL COMMON STOCKS – 7.4%		**$20,400**

(Cost: $18,355)

CORPORATE DEBT SECURITIES	Principal	
Aerospace & Defense – 1.1%		
Bombardier Inc., 7.500%, 3–15–18 (C)	$1,200	1,347
Embraer Overseas Limited, 6.375%, 1–24–17	1,700	1,819
		3,166
Agricultural Products – 2.3%		
CCL Finance Limited:		
9.500%, 8–15–14	1,650	1,754
9.500%, 8–15–14 (C)	500	532
Corporacion Pesquera Inca S.A.C.:		
9.000%, 2–10–17	2,022	2,021
9.000%, 2–10–17 (C)	1,575	1,575
Virgolino de Oliveira Finance Limited, 10.500%, 1–28–18 (C)	445	335
		6,217

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Air Freight & Logistics – 0.2%		
FedEx Corporation, 7.375%, 1–15–14	$ 500	$ 510
Airlines – 0.6%		
Aeropuertos Argentina 2000 S.A., 10.750%, 12–1–20 (C)	1,239	1,187
TAM Capital 2 Inc.:		
9.500%, 1–29–20 (C)	425	439
9.500%, 1–29–20	100	103
		1,729
Asset Management & Custody Banks – 1.0%		
Bhira Investments Limited, 8.500%, 4–27–71	2,800	2,746
Auto Parts & Equipment – 0.8%		
Schaeffler Finance B.V., 7.750%, 2–15–17 (C)	750	840
Schaeffler Holding Finance B.V., 6.875%, 8–15–18 (C)(I)	1,317	1,380
		2,220
Automotive Manufacturers – 0.5%		
Tenedora Nemak, S.A. de C.V., 5.500%, 2–28–23 (C)	1,500	1,418
Banking – 0.4%		
OJSC Russian Agricultural Bank, 5.100%, 7–25–18 (C)	1,150	1,166
Broadcasting – 2.0%		
Globo Comunicacoe e Participacoes S.A.:		
5.307%, 5–11–17 (C)(D)	850	850
6.250%, 12–20–49 (D)	3,587	3,730
6.250%, 12–20–49 (C)(D)	1,000	1,040
		5,620
Coal & Consumable Fuels – 3.5%		
Indo Energy Finance B.V., 7.000%, 5–7–18 (C)	1,800	1,733
Indo Integrated Energy II B.V., 9.750%, 11–5–16	3,025	3,169
PT Adaro Indonesia:		
7.625%, 10–22–19 (C)	2,700	2,813
7.625%, 10–22–19	1,845	1,922
		9,637
Communications Equipment – 0.2%		
BC Luxco 1 S.A., 7.375%, 1–29–20 (C)	500	475
Construction & Engineering – 2.6%		
Larsen & Toubro Limited, Convertible, 3.500%, 10–22–14	2,100	2,089
OAS Financial Ltd., 8.875%, 4–29–49 (D)	1,250	1,138

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Construction & Engineering (Continued)		
Odebrecht Drilling Norbe VII/IX Ltd., 6.350%, 6–30–21 (C)	$ 2,613	$ 2,658
Odebrecht Offshore Drilling Finance, 6.750%, 10–1–22 (C)	1,000	1,025
		6,910
Construction Materials – 1.2%		
CEMEX S.A.B. de C.V.:		
9.000%, 1–11–18 (C)	2,000	2,155
7.250%, 1–15–21 (C)	1,200	1,202
		3,357
Consumer Finance – 1.8%		
Banco BMG S.A., 9.150%, 1–15–16	594	615
Banco Latinoamericano de Comercio Exterior, S.A., 3.750%, 4–4–17 (C)	3,700	3,718
VEB Finance Limited, 5.375%, 2–13–17 (C)	600	635
		4,968
Distillers & Vintners – 0.1%		
Diageo Capital plc, 7.375%, 1–15–14	250	255
Diversified Banks – 7.6%		
Banco Bradesco S.A., 4.125%, 5–16–16 (C)	1,850	1,924
Banco Cruzeiro do Sul S.A., 8.500%, 2–20–15 (C)(E)	1,500	370
Banco de Bogota S.A., 5.000%, 1–15–17 (C)	400	414
Banco de Credito del Peru, 4.750%, 3–16–16 (C)	2,300	2,404
Banco Santander Brasil, S.A., 4.500%, 4–6–15 (C)	750	767
Banco Santander Chile, S.A., 6.500%, 9–22–20 (F)	CLP1,297,000	2,537
Bancolombia S.A., 4.250%, 1–12–16	$ 1,700	1,755
ICICI Bank Limited, 4.750%, 11–25–16 (C)	1,250	1,273
SB Capital S.A., 5.499%, 7–7–15	550	583
State Bank of India:		
4.500%, 10–23–14	1,000	1,022
4.125%, 8–1–17	1,200	1,191
3.250%, 4–18–18 (C)	1,500	1,433
VTB Capital S.A., 6.000%, 4–12–17 (C)	4,710	4,958
		20,631

Ivy Global Bond Fund (in thousands) SEPTEMBER 30, 2013 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Metals & Mining – 3.2%		
Anglo American Capital plc, 9.375%, 4–8–14 . . . $	500	$ 521
Glencore Funding LLC, 6.000%, 4–15–14 (C) . . .	1,640	1,680
Rio Tinto Finance (USA) Limited, 8.950%, 5–1–14 . . .	750	786
Southern Peru Copper Corporation, 6.375%, 7–27–15 . . .	275	298
Suzano Trading Ltd, 5.875%, 1–23–21 (C) . . .	2,300	2,190
Uralkali Finance Limited, 3.723%, 4–30–18 (C) . . .	1,100	1,045
Vedanta Resources plc:		
8.750%, 1–15–14 . . .	800	812
6.000%, 1–31–19 (C) . . .	1,350	1,283
		8,615
Electric Utilities – 5.4%		
Compania de Transporte de Energia Electrica en Alta Tension TRANSENER S.A., 9.750%, 8–15–21 (C) . . .	1,450	711
Emgesa S.A. E.S.P., 8.750%, 1–25–21 (F) . . .	COP6,930,000	3,860
ENEL Finance International S.A., 3.875%, 10–7–14 (C) . . . $	500	512
Listrindo Capital B.V., 6.950%, 2–21–19 (C) . . .	2,550	2,601
Majapahit Holding B.V., 7.750%, 10–17–16 . . .	1,200	1,323
Monongahela Power Company, 7.950%, 12–15–13 (C) . .	1,000	1,014
Rural Electrification Corporation Limited, 4.250%, 1–25–16	1,675	1,693
RusHydro Finance Limited, 7.875%, 10–28–15 (F) . . RUB	90,000	2,748
Tata Electric Companies, 8.500%, 8–19–17 . . $	250	266
		14,728
Food Distributors – 1.4%		
Olam International Limited:		
6.000% 10–15–16 . . .	700	671
5.750%, 9–20–17 . . .	1,150	1,070
7.500%, 8–12–20 . .	2,500	2,312
		4,053
Gas Utilities – 0.2%		
Transportadora de Gas del Sur S.A., 7.875%, 5–14–17 . .	752	681
Household Appliances – 0.8%		
Controladora Mabe, S.A. de C.V., 6.500%, 12–15–15 . . . . $	2,150	$2,241
Independent Power Producers & Energy Traders – 1.3%		
China Resources Power Holdings Company Limited, 3.750%, 8–3–15	2,500	2,571
TransAlta Corporation, 5.750%, 12–15–13	1,000	1,009
		3,580
Integrated Telecommunication Services – 1.0%		
Mobile TeleSystems OJSC, 5.000%, 5–30–23	700	642
TBG Global Pte. Ltd., 4.625%, 4–3–18 (C)	1,500	1,418
Verizon Communications Inc., 3.650%, 9–14–18	650	685
		2,745
Investment Banking & Brokerage – 0.4%		
Morgan Stanley, 1.000%, 2–11–14 (D)(F)	CNY 7,600	1,171
Machinery – 0.6%		
Rearden G Holdings EINS GmbH, 7.875%, 3–30–20 (C) . . . . $	1,600	1,640
Marine – 1.3%		
PB Issuer (No. 2) Limited, Convertible, 1.750%, 4–12–16	1,470	1,554
SCF Capital Limited:		
5.375%, 10–27–17	1,150	1,163
5.375%, 10–27–17 (C)	1,000	1,011
		3,728
Multi–Utilities – 0.5%		
Black Hills Corporation, 9.000%, 5–15–14	1,400	1,465
Oil & Gas Drilling – 2.2%		
Lancer Finance Company (SPV) Limited, 5.850%, 12–12–16 (C)	857	861
Noble Group Limited, 4.875%, 8–5–15	1,400	1,456
QGOG Atlantic/Alaskan Rigs Ltd.:		
5.250%, 7–30–18 (C)	2,409	2,466
5.250%, 7–30–18	263	270
Schahin II Finance Company (SPV) Limited, 5.875%, 9–25–22 (C)	1,178	1,125
		6,178
Oil & Gas Exploration & Production – 3.5%		
Anadarko Petroleum Corporation, 5.750%, 6–15–14 . . $	500	$ 517
Essar Energy Investment Limited, Convertible, 4.250%, 2–1–16 . . .	3,700	3,009
Novatek Finance Limited:		
5.326%, 2–3–16 (C) . .	2,200	2,329
7.750%, 2–21–17 (C)(F) . . . RUB	55,000	1,689
Pan American Energy LLC:		
7.875%, 5–7–21 (C) . . . $	1,000	1,000
7.875%, 5–7–21 . . .	500	500
Ras Laffan Liquefied Natural Gas Co. Ltd., 5.832%, 9–30–16 . . .	517	548
		9,592
Oil & Gas Refining & Marketing – 0.4%		
Offshore Drilling Holding S.A., 8.375%, 9–20–20 (C) . . .	1,100	1,112
Oil & Gas Storage & Transportation – 2.9%		
DCP Midstream, LLC, 9.700%, 12–1–13 (C) . . .	500	507
Empresas Publicas de Medellin E.S.P., 8.375%, 2–1–21 (F) . . .	COP6,300,000	3,442
Maritimes & Northeast Pipeline, L.L.C.:		
7.500%, 5–31–14 . . . $	840	869
7.500%, 5–31–14 (C) . . .	420	435
Midcontinent Express Pipeline LLC, 5.450%, 9–15–14 . . .	560	574
Sunoco Logistics Partners Operations L.P., 8.750%, 2–15–14 . . .	500	514
TransCapital Limited, 5.670%, 3–5–14 (C) . . .	1,700	1,734
		8,075
Other Diversified Financial Services – 0.2%		
MTS International Funding Limited, 5.000%, 5–30–23 (C) . . .	750	688
Packaged Foods & Meats – 2.4%		
BFF International Limited, 7.250%, 1–28–20 (C) . . .	2,000	2,200
Bunge Limited Finance Corp., 5.350%, 4–15–14 . . .	925	947
Cadbury Schweppes US Finance LLC, 5.125%, 10–1–13 (C) . . .	1,000	1,000
Cosan Finance Limited, 7.000%, 2–1–17 . . .	128	142
JBS Finance II Ltd., 8.250%, 1–29–18 (C) . .	2,400	2,437
		6,726

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Paper Products – 1.8%		
Fibria Overseas Finance Ltd.:		
7.500%, 5–4–20 (C) ...... $	1,196	$1,286
6.750%, 3–3–21 (C)	160	171
Inversiones CMPC S.A. (GTD by Empresas CMPC S.A.):		
4.750%, 1–19–18 (C)	1,925	2,020
4.375%, 5–15–23 (C)	1,000	930
IRSA Inversiones y Representaciones S.A.,		
8.500%, 2–2–17	625	570
		4,977
Pharmaceuticals – 0.2%		
Novartis Capital Corporation,		
4.125%, 2–10–14	500	507
Precious Metals & Minerals – 0.3%		
ALROSA Finance S.A.,		
8.875%, 11–17–14	850	915
Restaurants – 0.9%		
Arcos Dorados B.V.,		
7.500%, 10–1–19 (C)	525	562
Arcos Dorados Holdings, Inc.,		
10.250%, 7–13–16 (F) ...... BRL	4,070	1,790
		2,352
Service – Other – 1.0%		
Net Servicos de Comunicacao S.A.,		
7.500%, 1–27–20 ...... $	2,570	2,753
Steel – 1.4%		
ArcelorMittal:		
9.500%, 2–15–15	500	548
4.250%, 2–25–15	500	513
Evraz Group S.A.,		
7.400%, 4–24–17	1,200	1,227
Steel Capital S.A.,		
6.250%, 7–26–16 (C)	1,500	1,590
		3,878
Tobacco – 0.2%		
B.A.T. International Finance plc,		
8.125%, 11–15–13	500	504
Trading Companies & Distributors – 0.5%		
CITIC Resources Finance (2007) Limited,		
6.750%, 5–15–14 (C)	700	716
CITIC Resources Holdings Limited:		
6.750%, 5–15–14	700	714
		1,430
Wireless Telecommunication Service – 2.2%		
America Movil, S.A.B. de C.V.:		
5.500%, 3–1–14	500	509
3.625%, 3–30–15	800	825

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Wireless Telecommunication Service (Continued)		
American Tower Corporation,		
3.400%, 2–15–19 ... $	1,400	$ 1,384
Indosat Palapa Company B.V.,		
7.375%, 7–29–20 (C) ..	650	679
Vimpel–Communications,		
6.493%, 2–2–16 (C) ..	1,775	1,878
VimpleCom Holdings B.V.,		
9.000%, 2–13–18 (C)(F) ... RUB25,000		772
		6,047
TOTAL CORPORATE DEBT SECURITIES – 62.1%		**$171,406**

(Cost: $172,956)

OTHER GOVERNMENT SECURITIES	Principal	Value
Argentina – 0.8%		
Aeropuertos Argentina 2000 S.A.,		
10.750%, 12–1–20 .... $	89	85
Compania Latinoamericana de Infraestructura & Servicios S.A.,		
9.500%, 12–15–16	815	538
Province of Buenos Aires (The),		
11.750%, 10–5–15	1,700	1,606
		2,229
Brazil – 0.7%		
OI S.A.,		
9.750%, 9–15–16 (F) .. BRL	4,800	1,897
Columbia – 0.2%		
Pacific Rubiales Energy Corp.,		
7.250%, 12–12–21 (C) .. $	650	683
Ireland – 0.2%		
Russian Railways via RZD Capital Ltd,		
8.300%, 4–2–19 (F) .. RUB19,000		590
Luxembourg – 0.2%		
BC Luxco 1 S.A.,		
7.375%, 1–29–20 ... $	550	523
Russia – 0.4%		
Russian Federation,		
3.500%, 1–16–19 (C) ..	1,200	1,209
Supranational – 0.7%		
Central American Bank for Economic Integration:		
5.375%, 9–24–14 ...	1,000	1,038
3.875%, 2–9–17 (C) ..	800	823
		1,861

OTHER GOVERNMENT SECURITIES (Continued)	Principal	Value
Venezuela – 1.4%		
Corporacion Andina de Fomento,		
3.750%, 1–15–16 ...... $	3,625	$ 3,786
TOTAL OTHER GOVERNMENT SECURITIES – 4.6%		**$12,778**

(Cost: $13,496)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Mortgage-Backed Obligations – 0.1%		
Federal Home Loan Mortgage Corporation Agency REMIC/CMO:		
4.000%, 7–15–23 (G) ...	1,155	65
4.000%, 2–15–24 (G) ...	370	28
4.000%, 4–15–24 (G) ...	373	41
5.500%, 1–15–38 (G) ...	703	116
Federal National Mortgage Association Agency REMIC/CMO,		
5.000%, 6–25–22 (G) ...	107	3
Federal National Mortgage Association Fixed Rate Pass-Through Certificates,		
5.000%, 3–1–22	85	90
Government National Mortgage Association Agency REMIC/CMO,		
4.500%, 11–20–36 (G) ...	904	64
		407
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.1%		$ 407

(Cost: $1,845)

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Obligations – 23.9%		
United States Treasury Notes:		
1.750%, 7–31–15	17,980	18,456
0.500%, 6–15–16	2,800	2,798
0.875%, 2–28–17	27,000	27,043
2.375%, 7–31–17	1,980	2,083
3.500%, 5–15–20	1,980	2,184
2.625%, 11–15–20	4,500	4,681
2.125%, 8–15–21	3,500	3,472
1.750%, 5–15–22	5,475	5,187
		65,904
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 23.9%		**$65,904**

(Cost: $65,774)

SHORT–TERM SECURITIES	Principal	Value
Master Note – 0.8%		
Toyota Motor Credit Corporation, 0.100%, 10–2–13 (H)	$2,303	$ 2,303
TOTAL SHORT-TERM SECURITIES – 0.8%		$ 2,303
(Cost: $2,303)		
TOTAL INVESTMENT SECURITIES – 98.9%		$273,198
(Cost: $274,729)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.1%		3,088
NET ASSETS – 100.0%		$276,286

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Listed on an exchange outside the United States.

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2013, the total value of these securities amounted to $91,256 or 33.1% of net assets.

(D) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013.

(E) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(F) Principal amounts are denominated in the indicated foreign currency, where applicable (BRL-Brazilian Real, CLP-Chilean Peso, CNY-Chinese Yuan Renminbi, COP-Columbian Peso and RUB-Russian Ruble).

(G) Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(H) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013. Date shown represents the date that the variable rate resets.

(I) Payment-in-kind bonds.

The following forward foreign currency contracts were outstanding at September 30, 2013:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	British Pound	Barclays Capital, Inc.	3,240	10–23–13	$—	$39

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 20,400	$ —	$ —
Corporate Debt Securities	—	167,285	4,121
Other Government Securities	—	12,240	538
United States Government Agency Obligations	—	407	—
United States Government Obligations	—	65,904	—
Short-Term Securities	—	2,303	—
Total	$ 20,400	$248,139	$ 4,659
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 39	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Corporate Debt Securities	Other Government Securities
Beginning Balance 4-1-13	$2,205	$ —
Net realized gain (loss)	—*	—
Net change in unrealized appreciation (depreciation)	(114)	(8)
Purchases	—	—
Sales	(138)	—
Amortization/Accretion of premium/discount	8	2
Transfers into Level 3 during the period	2,160	544
Transfers out of Level 3 during the period	—	—
Ending Balance 9-30-13	$4,121	$538
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9-30-13	$ (114)	$ (8)

Transfers from Level 2 to Level 3 occurred generally due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred generally due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period. There were no transfers between Levels 1 and 2 during the period ended September 30, 2013.

Quantitative Information about Level 3 fair value measurements:

	Fair Value at 9-30-13	Valuation Technique(s)	Unobservable Input(s)
Assets			
Corporate Debt Securities	$4,121	Broker	Broker quotes
Other Government Securities	$538	Third-party valuation service	Broker quotes

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit

Country Diversification			
(as a % of net assets)		Mexico	3.0%
		Netherlands	2.9%
United States	32.0%	Singapore	2.5%
Brazil	11.8%	Ireland	2.4%
India	4.8%	Chile	2.3%
United Kingdom	4.6%	Norway	1.4%
Russia	4.6%	Venezuela	1.4%
Luxembourg	4.1%	China	1.4%
Columbia	3.5%	Canada	1.1%
Argentina	3.4%	American Samoa	1.0%
Panama	3.1%	Other Countries	3.8%
Indonesia	3.0%	Other+	1.9%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy Global Equity Income Fund

ALL DATA IS AS OF SEPTEMBER 30, 2013 (UNAUDITED)

Asset Allocation

Stocks	**97.5%**
Health Care	19.1%
Financials	14.6%
Energy	13.0%
Consumer Discretionary	12.4%
Telecommunication Services	9.7%
Industrials	8.5%
Utilities	8.2%
Materials	5.2%
Consumer Staples	3.6%
Information Technology	3.2%
Cash and Cash Equivalents	**2.5%**

Lipper Rankings

Category: Lipper Global Equity Income Funds	Rank	Percentile
1 Year	21/109	20

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

Europe	**50.5%**
France	14.1%
United Kingdom	13.9%
Switzerland	5.9%
Netherlands	3.5%
Other Europe	13.1%
North America	**26.2%**
United States	22.5%
Canada	3.7%
Pacific Basin	**17.4%**
Japan	9.5%
Australia	4.6%
Other Pacific Basin	3.3%
Other	**2.1%**
Bahamas/Caribbean	**1.3%**
Cash and Cash Equivalents	**2.5%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Seadrill Limited	Norway	Energy	Oil & Gas Drilling
Merck & Co., Inc.	United States	Health Care	Pharmaceuticals
Johnson & Johnson	United States	Health Care	Pharmaceuticals
Pfizer Inc.	United States	Health Care	Pharmaceuticals
Roche Holdings AG, Genusscheine	Switzerland	Health Care	Pharmaceuticals
Vodafone Group plc	United Kingdom	Telecommunication Services	Wireless Telecommunication Service
Novartis AG, Registered Shares	Switzerland	Health Care	Pharmaceuticals
Bezeq-Israel Telecommunication Corp., Ltd. (The)	Israel	Telecommunication Services	Integrated Telecommunication Services
Sanofi-Aventis	France	Health Care	Pharmaceuticals
Vinci	France	Industrials	Construction & Engineering

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Global Equity Income Fund *(in thousands)* SEPTEMBER 30, 2013 (UNAUDITED)

COMMON STOCKS	Shares	Value
Australia – 4.6%		
Mirvac Group	983	$ 1,595
National Australia Bank Limited	52	1,658
Sonic Healthcare Limited	104	1,574
Telstra Corporation Limited, ADR	486	2,252
		7,079
Belgium – 1.2%		
bpost S.A. de droit public / bpost NV van publiekrecht (A)	94	1,797
Bermuda – 1.3%		
Catlin Group Limited	262	2,053
Canada – 3.7%		
Bank of Nova Scotia Berhad (The)	31	1,771
Crescent Point Energy Corp.	56	2,129
TransCanada Corporation	38	1,683
		5,583
Denmark – 1.2%		
TDC A/S	220	1,864
France – 14.1%		
Bouygues SA	46	1,687
EDF S.A.	79	2,505
Gaz de France	120	3,004
Rexel S.A.	90	2,284
Sanofi-Aventis	30	3,049
Societe Generale	36	1,777
Total S.A.	48	2,776
Vinci	52	3,038
Vivendi Universal	65	1,501
		21,621
Germany – 1.1%		
DaimlerChrysler AG, Registered Shares	22	1,724
Israel – 2.1%		
Bezeq-Israel Telecommunication Corp., Ltd. (The)	1,729	3,179
Italy – 2.4%		
Snam S.p.A.	390	1,975
Terna Rete Elettrica Nazionale S.p.A.	360	1,623
		3,598
Japan – 9.5%		
Aozora Bank, Ltd.	711	2,105
Daito Trust Construction Co., Ltd	16	1,627
Fuji Media Holdings, Inc.	88	1,934
ITOCHU Corporation	114	1,388
Japan Airlines Corporation	47	2,846
Mizuho Financial Group, Inc.	728	1,578

COMMON STOCKS (Continued)	Shares	Value
Japan (Continued)		
Nissan Motor Co., Ltd.	150	$ 1,505
Toyota Motor Corporation	25	1,575
		14,558
Luxembourg – 1.4%		
RTL Group S.A.	21	2,165
Netherlands – 3.5%		
ING Groep N.V., Certicaaten Van Aandelen (A)	133	1,501
Koninklijke Philips Electronics N.V., Ordinary Shares	47	1,513
LyondellBasell Industries N.V., Class A	31	2,273
		5,287
Norway – 3.1%		
Seadrill Limited	106	4,760
Singapore – 1.0%		
Asian Pay Television Trust	2,257	1,466
Spain – 1.1%		
Repsol YPF, S.A.	67	1,670
Switzerland – 5.9%		
Nestle S.A., Registered Shares	26	1,830
Novartis AG, Registered Shares	44	3,419
Roche Holdings AG, Genusscheine	14	3,820
		9,069
Taiwan – 1.2%		
Radiant Opto-Electronics Corporation	529	1,887
Thailand – 1.1%		
Krung Thai Bank Public Company Limited	2,694	1,653
United Kingdom – 13.9%		
BHP Billiton plc	53	1,576
BP plc	206	1,446
British American Tobacco plc	40	2,120
GlaxoSmithKline plc	64	1,616
Legal & General Group plc	638	2,026
National Grid plc	161	1,907
Petrofac Limited	86	1,962
RSA Insurance Group plc	843	1,651
SOCO International plc	265	1,690
Vodafone Group plc	1,018	3,560
WPP Group plc	81	1,660
		21,214
United States – 22.5%		
Altria Group, Inc.	44	1,512
AT&T Inc.	66	2,238
Bristol-Myers Squibb Company	35	1,616

COMMON STOCKS (Continued)	Shares	Value
United States (Continued)		
Cisco Systems, Inc.	62	$ 1,449
Comcast Corporation, Class A	35	1,565
ConocoPhillips	27	1,905
Dow Chemical Company (The)	43	1,666
Eli Lilly and Company	34	1,722
Ford Motor Company	99	1,664
Johnson & Johnson	49	4,216
Merck & Co., Inc.	92	4,397
Microchip Technology Incorporated	40	1,621
Pfizer Inc.	140	4,029
PPL Corporation	49	1,486
Two Harbors Investment Corp.	141	1,371
Wynn Resorts, Limited	13	2,068
		34,525
TOTAL COMMON STOCKS – 95.9%		**$146,752**
(Cost: $134,204)		

PREFERRED STOCKS	Shares	Value
Luxembourg – 1.6%		
ArcelorMittal, 6.000% Convertible	113	2,440
TOTAL PREFERRED STOCKS –1.6%		**$ 2,440**
(Cost: $2,512)		

SHORT-TERM SECURITIES	Principal	
Master Note – 0.4%		
Toyota Motor Credit Corporation, 0.100%, 10–2–13 (B)	$581	581
TOTAL SHORT-TERM SECURITIES – 0.4%		**$ 581**
(Cost: $581)		
TOTAL INVESTMENT SECURITIES – 97.9%		**$149,773**
(Cost: $137,297)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 2.1%		**3,162**
NET ASSETS – 100.0%		**$152,935**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013. Date shown represents the date the variable rate resets.

The following forward foreign currency contracts were outstanding at September 30, 2013:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Australian Dollar	Barclays Capital, Inc.	6,400	10–23–13	$ 80	$ —
Sell	British Pound	State Street Global Markets	6,530	10–23–13	—	100
Sell	Canadian Dollar	Societe Generale Bank	5,430	10–23–13	29	—
Sell	Euro	State Street Global Markets	5,700	10–23–13	7	—
Sell	Japanese Yen	Barclays Capital, Inc.	1,277,210	10–23–13	—	152
Sell	Thai Baht	Barclays Capital, Inc.	45,400	10–24–13	12	—
					$128	$252

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 18,840	$ —	$ —
Consumer Staples	5,462	—	—
Energy	20,021	—	—
Financials	22,367	—	—
Health Care	29,458	—	—
Industrials	13,039	—	—
Information Technology	4,956	—	—
Materials	5,516	—	—
Telecommunication Services	14,593	—	—
Utilities	12,500	—	—
Total Common Stocks	$146,752	$ —	$ —
Preferred Stocks	2,440	—	—
Short-Term Securities	—	581	—
Total	$149,192	$ 581	$ —
Forward Foreign Currency Contracts	$ —	$ 128	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 252	$ —

As of September 30, 2013, there were no transfers between Level 1 and 2 during the period.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

Market Sector Diversification			
(as a % of net assets)		Industrials	8.5%
		Utilities	8.2%
Health Care	19.1%	Materials	5.2%
Financials	14.6%	Consumer Staples	3.6%
Energy	13.0%	Information Technology	3.2%
Consumer Discretionary	12.4%	Other+	2.5%
Telecommunication Services	9.7%		

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy Global Income Allocation Fund

ALL DATA IS AS OF SEPTEMBER 30, 2013 (UNAUDITED)

Asset Allocation

Stocks	**69.2%**
Health Care	13.4%
Financials	11.8%
Consumer Discretionary	8.7%
Energy	7.9%
Telecommunication Services	7.7%
Industrials	5.7%
Utilities	5.5%
Materials	3.6%
Consumer Staples	2.5%
Information Technology	2.4%
Bonds	**28.0%**
Corporate Debt Securities	21.4%
Other Government Securities	5.8%
Loans	0.8%
Cash and Cash Equivalents	**2.8%**

Lipper Rankings

Category: Lipper Mixed-Asset Target Allocation Growth Funds	Rank	Percentile
1 Year	527/561	94
3 Year	498/508	98
5 Year	419/470	89
10 Year	51/265	20

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

Europe	**40.0%**
France	9.5%
United Kingdom	8.8%
Netherlands	4.0%
Switzerland	3.5%
Other Europe	14.2%
North America	**30.1%**
United States	22.9%
Canada	4.3%
Other North America	2.9%
Pacific Basin	**17.5%**
Japan	6.8%
Australia	5.6%
Other Pacific Basin	5.1%
South America	**5.4%**
Bahamas/Caribbean	**2.7%**
Other	**1.5%**
Cash and Cash Equivalents	**2.8%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Johnson & Johnson	United States	Health Care	Pharmaceuticals
Merck & Co., Inc.	United States	Health Care	Pharmaceuticals
Pfizer Inc.	United States	Health Care	Pharmaceuticals
Telstra Corporation Limited, ADR	Australia	Telecommunication Services	Integrated Telecommunication Services
Novartis AG, Registered Shares	Switzerland	Health Care	Pharmaceuticals
Bezeq-Israel Telecommunication Corp., Ltd. (The)	Israel	Telecommunication Services	Integrated Telecommunication Services
Seadrill Limited	Norway	Energy	Oil & Gas Drilling
Japan Airlines Corporation	Japan	Industrials	Airlines
Sanofi-Aventis	France	Health Care	Pharmaceuticals
Vodafone Group plc	United Kingdom	Telecommunication Services	Wireless Telecommunication Service

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

COMMON STOCKS	Shares	Value
Australia – 4.1%		
Mirvac Group	2,146	$ 3,483
National Australia Bank Limited	137	4,393
Sonic Healthcare Limited	236	3,568
Telstra Corporation Limited, ADR	1,667	7,730
		19,174
Belgium – 0.9%		
bpost S.A. de droit public / bpost NV van publiekrecht (A)	215	4,103
Bermuda – 1.0%		
Catlin Group Limited	568	4,455
Canada – 2.8%		
Bank of Nova Scotia Berhad (The)	72	4,135
Crescent Point Energy Corp. . . .	130	4,925
TransCanada Corporation . . .	90	3,941
		13,001
Denmark – 1.1%		
TDC A/S	606	5,128
France – 8.6%		
Bouygues S.A.	48	1,752
EDF S.A.	171	5,424
Gaz de France	224	5,634
Rexel S.A.	173	4,405
Sanofi-Aventis	62	6,276
Societe Generale	81	4,056
Total S.A.	83	4,845
Vinci	101	5,869
Vivendi Universal	103	2,363
		40,624
Germany – 0.9%		
DaimlerChrysler AG, Registered Shares	53	4,114
Israel – 1.5%		
Bezeq - Israel Telecommunication Corp., Ltd. (The)	3,901	7,173
Italy – 1.6%		
Snam S.p.A.	719	3,643
Terna Rete Elettrica Nazionale S.p.A.	837	3,776
		7,419
Japan – 6.8%		
Aozora Bank, Ltd.	1,320	3,907
Daito Trust Construction Co., Ltd	33	3,333
Fuji Media Holdings, Inc.	183	4,018
ITOCHU Corporation	310	3,795
Japan Airlines Corporation . . .	115	6,925
Mizuho Financial Group, Inc.	1,505	3,262
Nissan Motor Co., Ltd.	330	3,307
Toyota Motor Corporation . . .	51	3,272
		31,819

COMMON STOCKS (Continued)	Shares	Value
Luxembourg – 0.9%		
RTL Group S.A.	40	$ 4,030
Netherlands – 2.2%		
ING Groep N.V., Certicaaten Van Aandelen (A)	158	1,785
Koninklijke Philips Electronics N.V., Ordinary Shares	102	3,286
LyondellBasell Industries N.V., Class A	71	5,177
		10,248
Norway – 1.5%		
Seadrill Limited	159	7,154
Singapore – 0.7%		
Asian Pay Television Trust . . .	4,778	3,104
Spain – 0.9%		
Repsol YPF, S.A.	161	3,984
Switzerland – 3.5%		
Nestle S.A., Registered Shares	54	3,763
Novartis AG, Registered Shares	100	7,668
Roche Holdings AG, Genusscheine	19	4,992
		16,423
Taiwan – 0.8%		
Radiant Opto-Electronics Corporation	1,011	3,609
Thailand – 0.7%		
Krung Thai Bank Public Company Limited	5,540	3,401
United Kingdom – 8.6%		
BHP Billiton plc	90	2,660
BP plc	553	3,876
British American Tobacco plc	88	4,669
GlaxoSmithKline plc	148	3,737
Legal & General Group plc . .	1,473	4,679
National Grid plc	320	3,783
Petrofac Limited	153	3,491
RSA Insurance Group plc	1,911	3,741
Vodafone Group plc	1,784	6,238
WPP Group plc	172	3,529
		40,403
United States – 17.7%		
Altria Group, Inc.	99	3,402
American Capital Mortgage Investment Corp. (A)	107	2,114
AT&T Inc.	160	5,410
Bristol-Myers Squibb Company	79	3,634
Cisco Systems, Inc.	141	3,302
Comcast Corporation, Class A	73	3,312
ConocoPhillips	73	5,101
Dow Chemical Company (The)	118	4,522
Eli Lilly and Company	73	3,693

COMMON STOCKS (Continued)	Shares	Value
United States (Continued)		
Ford Motor Company . . .	205	$ 3,450
Johnson & Johnson	119	10,282
Merck & Co., Inc.	208	9,919
Microchip Technology Incorporated	102	4,116
Pfizer Inc.	324	9,304
PPL Corporation	111	3,368
Two Harbors Investment Corp.	390	3,787
Wynn Resorts, Limited . . .	30	4,711
		83,427
TOTAL COMMON STOCKS – 66.8%		**$312,793**
(Cost: $278,402)		

INVESTMENT FUNDS	Shares	Value
United States – 0.9%		
Ares Capital Corporation	250	**4,323**
TOTAL INVESTMENT FUNDS – 0.9%		**$ 4,323**
(Cost: $4,475)		

PREFERRED STOCKS	Shares	Value
Luxembourg – 0.9%		
ArcelorMittal, 6.000% Convertible	194	4,166
United States – 0.6%		
Allstate Corporation (The), 5.100%	40	928
Qwest Corporation, 6.125%	100	2,116
		3,044
TOTAL PREFERRED STOCKS – 1.5%		**$ 7,210**
(Cost: $7,929)		

CORPORATE DEBT SECURITIES	Principal	Value
Argentina – 0.7%		
Aeropuertos Argentina 2000 S.A., 10.750%, 12–1–20(B) . . $	890	852
Arcos Dorados Holdings, Inc., 10.250%, 7–13–16 (B)(C)	BRL5,000	2,200
		3,052
Australia – 0.6%		
BlueScope Steel (Finance) Limited and BlueScope Steel Finance (USA) LLC, 7.125%, 5–1–18 (B) . . $	1,000	1,028

Ivy Global Income Allocation Fund (in thousands) SEPTEMBER 30, 2013 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Australia (Continued)		
FMG Resources Pty Ltd., 6.875%, 4–1–22 (B)	$ 1,750	$ 1,750
		2,778
Brazil – 2.7%		
AmBev International Finance Co. Ltd., 9.500%, 7–24–17 (C)	BRL7,500	3,298
Cosan Overseas Ltd, 8.250%, 11–29–49	$ 500	500
Fibria Overseas Finance Ltd., 6.750%, 3–3–21 (B)	500	534
Globo Comunicacoe e Participacoes S.A., 6.250%, 12–20–49 (B)(D)	2,000	2,080
Odebrecht Drilling Norbe VII/IX Ltd., 6.350%, 6–30–21 (B)	1,388	1,412
QGOG Constellation S.A., 6.250%, 11–9–19 (B)	1,500	1,425
Sadia Overseas Ltd., 6.875%, 5–24–17	600	654
Suzano Trading Ltd, 5.875%, 1–23–21 (B)	500	476
Tonon Bioenergia S.A., 9.250%, 1–24–20 (B)	1,000	882
U.S.J. Acucar E Alcool S.A., 9.875%, 11–9–19 (B)	1,000	974
Virgolino de Oliveira Finance Limited, 10.500%, 1–28–18 (B)	500	376
		12,611
British Virgin Islands – 0.2%		
OAS Financial Ltd., 8.875%, 4–29–49 (D)	1,000	910
Canada – 0.2%		
Bombardier Inc., 6.125%, 1–15–23 (B)	1,000	1,000
Cayman Islands – 1.5%		
Braskem Finance Limited (GTD by Braskem S.A.):		
7.000%, 5–7–20 (B)	500	528
5.750%, 4–15–21 (B)	2,000	1,960
Hutchinson Whampoa Limited, 6.000%, 5–29–49 (B)	1,000	1,051
Odebrecht Finance Ltd., 7.500%, 9–29–49 (B)	500	485
Odebrecht Offshore Drilling Finance, 6.750%, 10–1–22 (B)	1,150	1,179
Petrobras International Finance Company, 5.375%, 1–27–21	1,700	1,708
		6,911

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Chile – 1.3%		
Automotores Gildemeister S.A.:		
8.250%, 5–24–21	$ 1,250	$1,069
6.750%, 1–15–23 (B)	250	194
Banco Santander Chile, S.A., 6.500%, 9–22–20 (C)	CLP1,682,000	3,290
GeoPark Latin America Limited Agencia en Chile:		
7.500%, 2–11–20	$ 1,000	997
7.500%, 2–11–20 (B)	500	499
		6,049
Columbia – 0.6%		
Empresas Publicas de Medellin E.S.P., 8.375%, 2–1–21 (C)	COP3,888,000	2,125
Pacific Rubiales Energy Corp., 5.125%, 3–28–23 (B)	$ 1,000	896
		3,021
France – 0.9%		
Societe Generale, 8.250%, 11–29–49 (D)	1,000	990
Societe Generale N.A., 5.922%, 4–29–49 (B)	3,350	3,418
		4,408
Germany – 0.3%		
Orion Engineered Carbons Holdings GmbH, 9.250%, 8–1–19 (B)(G)	1,000	1,020
Rearden G Holdings EINS GmbH, 7.875%, 3–30–20 (B)	200	205
		1,225
Hong Kong – 0.7%		
China Resources Power Holdings Company Limited, 7.250%, 5–9–49 (D)	2,000	2,050
Noble Group Limited, 6.750%, 1–29–20 (B)	1,250	1,288
		3,338
India – 0.2%		
Bhira Investments Limited, 8.500%, 4–27–71	895	878
Indonesia – 1.0%		
Indo Energy Finance B.V., 7.000%, 5–7–18 (B)	1,000	963
PT Adaro Indonesia, 7.625%, 10–22–19 (B)	2,000	2,084
Theta Capital Ptd. Ltd., 7.000%, 5–16–19	1,550	1,527
		4,574

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Ireland – 0.4%		
MTS International Funding Limited, 5.000%, 5–30–23 (B)	$ 1,000	$ 917
Novatek Finance Limited, 7.750%, 2–21–17 (B)(C)	RUB25,000	768
		1,685
Jersey – 0.6%		
HBOS Capital Funding No. 2 L.P., 6.071%, 6–29–49 (B)	$ 2,000	1,957
UBS AG, 7.250%, 2–22-22	1,000	1,073
		3,030
Luxembourg – 1.6%		
Aguila 3 S.A., 7.875%, 1-31–18 (B)	1,500	1,568
BC Luxco 1 S.A., 7.375%, 1–29–20 (B)	2,000	1,900
Evraz Group S.A.:		
7.400%, 4–24–17	1,000	1,022
9.500%, 4–24–18 (B)	850	920
Offshore Drilling Holding S.A., 8.375%, 9–20–20 (B)	1,500	1,517
Wind Acquisition Finance S.A., 11.750%, 7–15–17 (B)	750	797
		7,724
Mexico – 1.8%		
America Movil, S.A.B. de C.V., 6.450%, 12–5–22 (C)	MXN22,000	1,573
BBVA Bancomer S.A., 6.750%, 9–30–22 (B)	$ 1,750	1,811
CEMEX S.A.B. de C.V.:		
9.500%, 6–15–18 (B)	1,500	1,662
7.250%, 1–15–21 (B)	1,600	1,603
Financiera Independencia, S.A.B. de C.V., Sociedad Financiera de Objeto Multiple, Entidad No Regulada, 10.000%, 3–30–15	982	1,002
Tenedora Nemak, S.A. de C.V., 5.500%, 2–28–23 (B)	750	709
		8,360
Netherlands – 1.8%		
Aerospace Satellite Corporation Holding B.V., 12.750%, 11–16–15	1,500	1,586
Listrindo Capital B.V., 6.950%, 2–21–19 (B)	750	765

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Netherlands (Continued)		
Listrindo Capital B.V. (GTD by PT Cikarang Listrindo),		
6.950%, 2–21–19 . . . . . $	1,000	$1,020
Marfrig Holdings (Europe) BV,		
8.375%, 5–9–18 (B)	2,000	1,820
Schaeffler Holding Finance B.V.,		
6.875%, 8–15–18 (B)(G) . .	1,472	1,542
VimpleCom Holdings B.V.,		
9.000%, 2–13–18 (B)(C) . .	RUB50,000	1,545
		8,278
Norway – 0.4%		
Corporacion Pesquera Inca S.A.C.,		
9.000%, 2–10–17 (B) . . . $	1,650	1,650
Russia – 0.2%		
SCF Capital Limited,		
5.375%, 10–27–17	750	758
Singapore – 0.2%		
Olam International Limited:		
5.750%, 9–20–17	250	233
6.000%, 8–10–18 (C) . . .	SGD250	193
TBG Global Pte. Ltd.,		
4.625%, 4–3–18 (B)	500	472
		898
Turkey – 0.4%		
Arcelik A.S.,		
5.000%, 4–3–23 (B)	250	215
Turkiye Garanti Bankasi A.S.,		
6.250%, 4–20–21 (B) . .	500	502
Türkiye Is Bankasi A.S.,		
6.000%, 10–24–22 (B) . .	1,500	1,368
		2,085
United Kingdom – 0.2%		
Vedanta Resources plc,		
7.125%, 5–31–23 (B) . . .	1,000	930
United States – 2.9%		
Bank of America Corporation,		
8.000%, 12–29–49	1,000	1,088
B-Corp Merger Sub, Inc.,		
8.250%, 6–1–19	1,000	995
JBS USA LLC and JBS USA Finance, Inc.,		
8.250%, 2–1–20 (B)	1,500	1,579
JPMorgan Chase & Co.,		
6.000%, 12–29–49 (D) . .	3,000	2,812
Petrohawk Energy Corporation,		
7.250%, 8–15–18	1,500	1,627
ServiceMaster Company (The),		
8.000%, 2–15–20	1,500	1,485
TRAC Intermodal LLC and TRAC Intermodal Corp.,		
11.000%, 8–15–19	400	448

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
United States (Continued)		
Verizon Communications Inc.,		
5.150%, 9–15–23 . . . $	1,000	$ 1,072
Xerox Corporation,		
8.250%, 5–15–14 . . .	2,685	2,806
		13,912
TOTAL CORPORATE DEBT SECURITIES – 21.4%		**$100,065**
(Cost: $103,760)		
OTHER GOVERNMENT SECURITIES		
Argentina – 0.1%		
Aeropuertos Argentina 2000 S.A.,		
10.750%, 12–1–20 . . .	445	426
Australia – 0.9%		
New South Wales Treasury Corporation,		
5.500%, 3–1–17 (C) . . .	AUD4,000	4,011
Canada – 1.3%		
City of Toronto,		
3.500%, 12–6–21 (C) . .	CAD2,000	1,953
Province of Ontario,		
4.400%, 6–2–19 (C) . .	2,000	2,125
Regional Municipality of York,		
4.000%, 6–30–21 (C) . .	2,000	2,032
		6,110
Germany – 1.7%		
KfW, Frankfurt/Main, Federal Republic of Germany:		
3.250%, 5–5–14 (C) . . .	SEK22,000	3,461
2.875%, 10–12–16 (C) . .	NOK26,000	4,398
		7,859
Ireland – 0.3%		
Russian Railways via RZD Capital Ltd,		
8.300%, 4–2–19 (C)	RUB50,000	1,552
Malaysia – 0.2%		
Malaysian Government Bonds,		
3.314%, 10–31–17 (C) . .	MYR3,000	913
Mexico – 1.1%		
United Mexican States Government Bonds,		
8.000%, 12–19–13 (C) . .	MXN69,000	5,318
South Korea – 0.2%		
South Korea Treasury Bonds,		
5.000%, 9–10–14 (C) . . .	KRW1,100,000	1,045
TOTAL OTHER GOVERNMENT SECURITIES – 5.8%		**$ 27,234**
(Cost: $28,441)		

LOANS	Principal	Value
United States – 0.8%		
Continental Building Products, LLC,		
8.500%, 2–15–21 (D)	$1,544	$ 1,540
Focus Brands, Inc.:		
10.250%, 8–21–18 (D)	697	707
10.250%, 8–21–18 (D)	303	308
Misys plc and Magic Newco, LLC,		
12.000%, 6–12–19 (D)	1,000	1,147
Quickrete Holdings, Inc.,		
0.000%, 3–19–21 (D)	187	190
		3,892
TOTAL LOANS – 0.8%		$ 3,892
(Cost: $3,832)		
SHORT-TERM SECURITIES		
Commercial Paper – 1.1%		
Straight-A Funding, LLC (GTD by Federal Financing Bank),		
0.070%, 10–7–13 (E) . . .	5,000	5,000
Master Note – 0.1%		
Toyota Motor Credit Corporation,		
0.100%, 10–2–13 (F) . . .	465	465
TOTAL SHORT-TERM SECURITIES – 1.2%		$ 5,465
(Cost: $5,465)		
TOTAL INVESTMENT SECURITIES – 98.4%		$460,982
(Cost: $432,304)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.6%		7,328
NET ASSETS – 100.0%		$468,310

Ivy Global Income Allocation Fund (in thousands) SEPTEMBER 30, 2013 (UNAUDITED)

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2013, the total value of these securities amounted to $58,791 or 12.6% of net assets.

(C)Principal amounts are denominated in the indicated foreign currency, where applicable (AUD - Australian Dollar, BRL - Brazilian Real, CAD - Canadian Dollar, CLP - Chilean Peso, COP - Columbian Peso, KRW - South Korean Won, MXN - Mexican Peso, MYR - Malaysian Ringgit, NOK - Norwegian Krone, RUB - Russian Ruble, SEK - Swedish Krona and SGD - Singapore Dollar).

(D)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013.

(E)Rate shown is the yield to maturity at September 30, 2013.

(F)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013. Date shown represents the date the variable rate resets.

(G)Payment-in-kind bonds.

The following forward foreign currency contracts were outstanding at September 30, 2013:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	British Pound	Societe Generale Bank	14,900	10–23–13	$ —	$220
Sell	Canadian Dollar	Societe Generale Bank	6,100	10–23–13	33	—
Sell	Euro	Societe Generale Bank	27,300	10–23–13	—	9
Sell	Israeli Shekel	Societe Generale Bank	18,300	10–23–13	42	—
Sell	Japanese Yen	Societe Generale Bank	1,471,150	10–23–13	—	174
Sell	Swedish Krona	Societe Generale Bank	26,600	10–23–13	53	—
					$128	$403

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 40,134	$ —	$ —
Consumer Staples	11,835	—	—
Energy	37,318	—	—
Financials	50,531	—	—
Health Care	63,070	—	—
Industrials	26,849	—	—
Information Technology	11,027	—	—
Materials	12,358	—	—
Telecommunication Services	34,043	—	—
Utilities	25,628	—	—
Total Common Stocks	$312,793	$ —	$ —
Investment Funds	4,323	—	—
Preferred Stocks	7,210	—	—
Corporate Debt Securities	—	100,065	—
Other Government Securities	—	27,234	—
Loans	—	1,337	2,555
Short-Term Securities	—	5,465	—
Total	$324,326	$134,101	$ 2,555
Forward Foreign Currency Contracts	$ —	$ 128	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 403	$ —

There were no transfers between any levels during the period ended September 30, 2013.

Ivy Global Income Allocation Fund (in thousands) SEPTEMBER 30, 2013 (UNAUDITED)

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

Market Sector Diversification	
(as a % of net assets)	
Financials	16.6%
Health Care	13.4%
Energy	11.3%
Consumer Discretionary	11.2%
Telecommunication Services	8.8%
Industrials	8.1%
Utilities	6.6%
Materials	6.3%
Other Government Securities	5.8%
Consumer Staples	5.5%
Information Technology	3.6%
Other+	2.8%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**0.4%**
Financials	0.4%
Warrants	**0.0%**
Bonds	**97.9%**
Corporate Debt Securities	67.8%
Loans	29.7%
Municipal Bonds	0.3%
Municipal Bonds – Taxable	0.1%
Cash and Cash Equivalents	**1.7%**

Lipper Rankings

Category: Lipper High Current Yield Funds	Rank	Percentile
1 Year	28/540	6
3 Year	6/457	2
5 Year	15/392	4
10 Year	16/263	7

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**3.0%**
AA	0.1%
A	0.4%
BBB	2.5%
Non-Investment Grade	**94.9%**
BB	16.2%
B	44.0%
CCC	28.6%
Below CCC	0.2%
Non-rated	5.9%
Cash and Cash Equivalents and Equities	**2.1%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Ivy High Income Fund (in thousands) SEPTEMBER 30, 2013 (UNAUDITED)

COMMON STOCKS	Shares	Value
Casinos & Gaming – 0.0%		
New Cotai Participation Corp, Class B (A)	—*	$ 509
Housewares & Specialties – 0.0%		
Provo Craft & Novelty, Inc. (A)(B)	5	—
Specialized Finance – 0.4%		
Maritime Finance Company Ltd. (A)(B)(C)	1,750	35,087
TOTAL COMMON STOCKS – 0.4%		**$35,596**
(Cost: $35,649)		

WARRANTS		
Agricultural Products – 0.0%		
ASG Consolidated LLC, Expires 5–15–18 (D)	13	1,612
Apparel Retail – 0.0%		
St. John Knits International, Incorporated, Expires 12–31–29 (D)	48	595
TOTAL WARRANTS – 0.0%		**$ 2,207**
(Cost: $798)		

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 1.0%		
Colt Defense LLC and Colt Finance Corp., 8.750%, 11–15–17	$ 3,892	3,172
Ducommun Incorporated, 9.750%, 7–15–18	14,927	16,569
Silver II Borrower SCA and Silver II US Holdings, 7.750%, 12–15–20 (E)	31,978	32,857
TransDigm Group Incorporated, 7.500%, 7–15–21 (E)	34,783	37,392
		89,990
Agricultural Products – 0.5%		
American Seafoods Group LLC, 10.750%, 5–15–16 (E)	14,876	15,471
ASG Consolidated LLC, 15.000%, 5–15–17 (E)(F)	26,696	27,029
		42,500
Air Freight & Logistics – 0.4%		
TRAC Intermodal LLC and TRAC Intermodal Corp., 11.000%, 8–15–19	34,640	38,797
Airlines – 0.9%		
Air Lease Corporation:		
5.625%, 4–1–17 (G)	$ 74,883	$ 79,750
4.750%, 3–1–20	2,485	2,442
		82,192
Alternative Carriers – 0.7%		
Level 3 Communications, Inc., 8.875%, 6–1–19	10,899	11,662
Level 3 Communications, Inc. and Level 3 Financing, Inc., 7.000%, 6–1–20	24,986	25,235
Level 3 Financing, Inc.:		
8.125%, 7–1–19	20,767	22,221
8.625%, 7–15–20	4,591	5,016
		64,134
Application Software – 0.2%		
ACI Worldwide, Inc., 6.375%, 8–15–20 (E)	17,717	18,027
Auto Parts & Equipment – 3.2%		
IDQ Acquisition Corp., 14.000%, 10–1–17 (E)(F)	29,483	30,810
IDQ Holdings, Inc., 11.500%, 4–1–17 (E)	52,733	56,820
Schaeffler Finance B.V.:		
7.750%, 2–15–17 (E)	29,302	32,818
7.750%, 2–15–17 (E)(H)	EUR20,600	31,283
4.750%, 5–15–21 (E)	$ 11,382	11,041
Schaeffler Holding Finance B.V.:		
6.875%, 8–15–18 (E)(F)(H)	EUR49,435	70,055
6.875%, 8–15–18 (E)(F)	$ 57,290	60,011
		292,838
Automotive Retail – 0.7%		
Sonic Automotive, Inc.:		
7.000%, 7–15–22	27,940	29,896
5.000%, 5–15–23	39,552	36,190
		66,086
Broadcasting – 1.6%		
Clear Channel Outdoor Holdings, Inc.: 6.500%, 11–15–22	56,726	57,792
Spanish Broadcasting System, Inc., 12.500%, 4–15–17 (E)	5,090	5,599
WideOpenWest Finance, LLC and WideOpenWest CapitalCorp.:		
10.250%, 7–15–19	47,661	51,712
13.375%, 10–15–19	24,730	28,007
		143,110
Building Products – 2.6%		
CPG Merger Sub LLC, 8.000%, 10–1–21 (E)	$ 19,810	$ 20,132
HD Supply, Inc.:		
11.000%, 4–15–20	35,358	42,341
7.500%, 7–15–20 (E)	14,663	15,195
11.500%, 7–15–20	110,370	131,616
Ply Gem Holdings, Inc., 8.250%, 2–15–18	893	956
Ply Gem Industries, Inc., 8.250%, 2–15–18 (E)	27,085	28,575
		238,815
Cable & Satellite – 1.4%		
Cablevision Systems Corporation, 5.875%, 9–15–22	41,503	40,672
CCO Holdings, LLC and CCO Holdings Capital Corp., 5.750%, 1–15–24	32,467	30,681
DISH DBS Corporation:		
5.125%, 5–1–20	3,737	3,700
6.750%, 6–1–21	19,335	20,326
5.875%, 7–15–22	14,000	13,790
5.000%, 3–15–23	5,000	4,638
Univision Communications Inc., 6.750%, 9–15–22 (E)	2,829	2,985
WaveDivision Escrow LLC and WaveDivision Escrow Corp., 8.125%, 9–1–20 (E)	11,032	11,528
		128,320
Casinos & Gaming – 1.0%		
Codere Finance (Luxembourg) S.A., 9.250%, 2–15–19 (E)	33,829	16,238
MCE Finance Limited, 5.000%, 2–15–21 (E)	45,217	43,409
ROC Finance LLC and ROC Finance 1 Corp., 12.125%, 9–1–18 (E)	24,627	27,274
		86,921
Coal & Consumable Fuels – 0.1%		
Arch Coal, Inc., 9.875%, 6–15–19 (E)	9,507	8,461
Commodity Chemicals – 0.6%		
Orion Engineered Carbons Holdings GmbH, 9.250%, 8–1–19 (E)(F)	50,667	51,680
Communications Equipment – 0.8%		
Eagle Midco, Inc., 9.000%, 6–15–18 (E)(F)	71,588	71,946
Construction & Engineering – 0.2%		
J.M. Huber Corporation, 9.875%, 11–1–19 (E)	12,535	14,227

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Construction Materials – 0.2%		
Headwaters Incorporated, 7.625%, 4–1–19 . . . . $	1,333	$ 1,400
Headwaters Incorporated, Convertible, 8.750%, 2–1–16	5,250	5,749
Hillman Group, Inc. (The), 10.875%, 6–1–18	11,777	12,719
		19,868
Consumer Finance – 2.0%		
Creditcorp, 12.000%, 7–15–18 (E) . .	35,260	34,555
MISA Investments Limited, 8.625%, 8–15–18 (E) . . .	45,809	46,152
Speedy Cash Intermediate Holdings Corp., 10.750%, 5–15–18 (E) . .	43,114	45,377
Speedy Group Holdings Corp., 12.000%, 11–15–17 (E) . .	14,715	15,304
TransUnion LLC and TransUnion Financing Corporation, 9.625%, 6–15–18 (F) . .	34,952	37,836
		179,224
Data Processing & Outsourced Services – 1.8%		
Alliance Data Systems Corporation:		
5.250%, 12–1–17 (E) . .	63,631	65,222
6.375%, 4–1–20 (E) . . .	34,888	36,109
CoreLogic, Inc., 7.250%, 6–1–21	52,112	55,499
CyrusOne LP and CyrusOne Finance Corp., 6.375%, 11–15–22 . .	10,306	10,229
		167,059
Distillers & Vintners – 0.3%		
Constellation Brands, Inc.:		
3.750%, 5–1–21	12,642	11,678
4.250%, 5–1–23	18,771	17,222
		28,900
Diversified Capital Markets – 0.9%		
Patriot Merger Corp., 9.000%, 7–15–21 (E) . .	77,980	80,319
Diversified Chemicals – 0.2%		
Celanese US Holdings LLC, 4.625%, 11–15–22 . . .	3,173	3,038
Kinove German Bondco GmbH, 10.000%, 6–15–18 (E)(H) . . . EUR	8,822	13,249
		16,287

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Diversified Metals & Mining – 2.5%		
American Gilsonite Holding Company, 11.500%, 9–1–17 (E) . . . $	20,241	$ 20,696
FMG Resources Pty Ltd.:		
6.375%, 2–1–16 (E) . . .	2,000	2,045
6.000%, 4–1–17 (E) . . .	9,871	10,118
6.875%, 2–1–18 (E) . . .	2,485	2,597
8.250%, 11–1–19 (E) . . .	52,522	56,592
6.875%, 4–1–22 (E) . . .	55,155	55,155
Magnetation LLC and Mag Finance Corp., 11.000%, 5–15–18 (E) . . .	73,879	71,663
		218,866
Diversified Support Services – 0.4%		
Algeco Scotsman Global Finance plc, 10.750%, 10–15–19 (E) . . .	11,100	11,156
Nexeo Solutions, LLC, 8.375%, 3–1–18 . . .	28,849	28,704
		39,860
Education Services – 2.8%		
Laureate Education, Inc., 9.250%, 9–1–19 (E) . . .	235,206	254,022
Electric Utilities – 0.2%		
Alliant Holdings, 7.875%, 12–15–20 (E) . . .	19,189	19,573
Electronic Manufacturing Services – 0.2%		
KEMET Corporation, 10.500%, 5–1–18 . .	16,772	14,927
Finance – 2.4%		
Mobile Challenger Intermediate Group S.A.:		
8.750%, 3–15–19 (E)(F)(H) . . EUR	67,200	82,391
Stearns Holdings Inc., 9.375%, 8–15–20 (E) . . $	22,590	23,042
TMX Finance LLC and TitleMax Finance Corporation, 8.500%, 9–15–18 (E) . .	94,061	98,293
TransUnion Holding Company, Inc., 8.125%, 6–15–18 (F) . . .	20,348	21,569
		225,295
Food Distributors – 3.4%		
Hawk Acquisition Sub, Inc., 4.250%, 10–15–20 (E) . .	14,942	14,251
Michael Foods Holding, Inc., 8.500%, 7–15–18 (E)(F) . .	32,455	33,672
Simmons Foods, Inc., 10.500%, 11–1–17 (E) . .	14,755	15,456
Sun Merger Sub, Inc.:		
5.250%, 8–1–18 (E) . .	13,064	13,391
5.875%, 8–1–21 (E) . . .	13,064	13,244
U.S. Foodservice, Inc., 8.500%, 6–30–19 . . .	214,113	225,621
		315,635

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Gaming – 0.6%		
New Cotai, LLC and New Cotai Capital Corp., 10.625%, 5–1–19 (E)(F) . . $	40,000	$ 40,000
Pinnacle Entertainment, Inc. and PNK Finance Corp., 6.375%, 8–1–21 (E) . . .	15,223	15,527
		55,527
Health Care Equipment – 0.4%		
Immucor, Inc., 11.125%, 8–15–19 . . .	29,809	32,790
Health Care Facilities – 2.0%		
ConvaTec Finance International S.A., 8.250%, 1–15–19 (E)(F) . .	21,958	21,958
Physio-Control International, Inc., 9.875%, 1–15–19 (E) . . .	16,108	18,041
Tenet Healthcare Corporation:		
6.000%, 10–1–20 (E) . . .	29,304	29,963
8.125%, 4–1–22 (E) . . .	79,864	83,359
6.875%, 11–15–31 . . .	38,869	32,942
		186,263
Health Care Services – 0.8%		
MedImpact Holdings, Inc., 10.500%, 2–1–18 (E) . .	42,039	45,612
Truven Health Analytics, 10.625%, 6–1–20 . . .	23,101	25,180
		70,792
Health Care Technology – 0.8%		
MedAssets, Inc., 8.000%, 11–15–18 . . .	65,759	70,855
Home Furnishings – 0.1%		
Empire Today, LLC and Empire Today Finance Corp., 11.375%, 2–1–17 (E) . . .	6,846	5,554
Hotels & Gaming – 0.6%		
Hilton Worldwide Finance, LLC, 5.625%, 10–15–21 (E) . .	53,430	53,564
Independent Power Producers & Energy Traders – 0.3%		
Texas Competitive Electric Holdings Company, LLC and TCEH Finance, Inc., 11.500%, 10–1–20 (E) . .	2,150	1,486
Trionista HoldCo GmbH, 5.000%, 4–30–20 (E)(H) . . EUR	2,000	2,733
Trionista TopCo GmbH, 6.875%, 4–30–21 (E)(H) . .	15,000	20,851
		25,070

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Industrial Machinery – 0.6%		
Dynacast International LLC and Dynacast Finance Inc.,		
9.250%, 7–15–19	$12,424	$13,604
Gardner Denver, Inc. and Renaissance AcquisitionCorp.,		
6.875%, 8–15–21 (E)	37,106	36,642
		50,246
Integrated Telecommunication Services – 1.1%		
CenturyLink, Inc.,		
5.625%, 4–1–20	17,159	16,751
Verizon Communications Inc.:		
3.650%, 9–14–18	9,431	9,940
4.500%, 9–15–20	18,862	20,062
5.150%, 9–15–23	47,155	50,562
		97,315
Investment Banking & Brokerage – 0.7%		
GFI Group Inc.,		
10.375%, 7–19–18	22,863	22,920
Isabelle Acquisition Sub Inc.,		
10.000%, 11–15–18 (F)	37,274	40,722
		63,642
IT Consulting & Other Services – 0.2%		
SRA International, Inc. and Sterling Merger, Inc.,		
11.000%, 10–1–19	18,725	19,474
Leasing – 0.3%		
Flexi-Van Leasing, Inc.,		
7.875%, 8–15–18 (E)	25,687	26,586
Leisure Facilities – 0.5%		
Palace Entertainment Holdings, LLC,		
8.875%, 4–15–17 (E)	16,302	16,587
Regal Entertainment Group,		
5.750%, 2–1–25	21,184	19,542
Viking Cruises, Ltd.,		
8.500%, 10–15–22 (E)	8,604	9,529
		45,658
Life Sciences Tools & Services – 0.5%		
VWR Funding, Inc.,		
7.250%, 9–15–17	38,621	40,745
Metal & Glass Containers – 1.0%		
Ball Corporation,		
4.000%, 11–15–23	8,000	7,180
BlueScope Steel (Finance) Limited and BlueScope Steel Finance (USA) LLC,		
7.125%, 5–1–18 (E)	25,837	26,548
Consolidated Container Company LLC and Consolidated Container Capital, Inc.,		
10.125%, 7–15–20 (E)	54,537	58,354
		92,082

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Movies & Entertainment – 0.4%		
Cinemark USA, Inc.:		
5.125%, 12–15–22	$ 9,662	$ 9,058
4.875%, 6–1–23	28,235	25,976
		35,034
Oil & Gas Equipment & Services – 0.3%		
Global Geophysical Services, Inc.:		
10.500%, 5–1–17	31,841	26,115
Oil & Gas Exploration & Production – 0.2%		
Sabine Pass Liquefaction, LLC:		
5.625%, 2–1–21 (E)	15,639	15,307
5.625%, 4–15–23 (E)	5,302	5,083
		20,390
Oil & Gas Refining & Marketing – 2.5%		
Energy Partners Ltd.,		
8.250%, 2–15–18	31,514	33,247
Offshore Drilling Holding S.A.,		
8.375%, 9–20–20 (E)	56,526	57,162
Offshore Group Investment Limited:		
7.500%, 11–1–19	33,650	35,417
7.125%, 4–1–23	26,084	25,432
Samson Investment Company,		
10.250%, 2–15–20 (E)(G)	32,564	34,518
Shelf Drilling Holdings, Ltd.,		
8.625%, 11–1–18 (E)	36,993	39,305
		225,081
Oil Services – 1.5%		
Foresight Energy LLC and Foresight Energy FinanceCorporation,		
7.875%, 8–15–21 (E)	37,707	37,707
SESI, LLC,		
7.125%, 12–15–21	45,000	49,162
Sidewinder Drilling Inc,		
9.750%, 11–15–19 (E)	9,651	9,361
Whiting Petroleum Corporation:		
5.000%, 3–15–19	18,282	18,328
5.750%, 3–15–21	16,972	17,439
		131,997
Packaged Foods & Meats – 0.3%		
Bumble Bee Foods, LLC,		
9.625%, 3–15–18 (E)(F)	22,038	22,920
Paper Packaging – 0.1%		
Reynolds Group Holdings Limited,		
9.000%, 4–15–19	12,000	12,600
Pharmaceuticals – 0.5%		
Jaguar Holding Co I,		
9.375%, 10–15–17 (E)(F)	47,043	49,748

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Precious Metals & Minerals – 0.3%		
Prince Mineral Holding Corp,		
11.500%, 12–15–19 (E)	$ 28,016	$ 29,837
Property & Casualty Insurance – 0.8%		
Hub International Limited,		
8.125%, 10–15–18 (E)	4,969	5,547
Onex USI Acquisition Corp.,		
7.750%, 1–15–21 (E)	68,771	68,771
		74,318
Restaurants – 0.2%		
Dave & Buster's, Inc.,		
0.000%, 2–15–16 (E)(I)	27,855	22,423
Retail Stores – 2.9%		
Central Garden & Pet Company,		
8.250%, 3–1–18	32,016	31,616
Jo-Ann Stores Holdings, Inc.,		
9.750%, 10–15–19 (E)(F)	58,720	60,335
Jo-Ann Stores, Inc.,		
8.125%, 3–15–19 (E)	1,476	1,506
Michaels FinCo Holdings, LLC,		
7.500%, 8–1–18 (E)(F)	67,889	68,738
PC Nextco Holdings, LLC and PC Nextco Finance, Inc.,		
8.750%, 8–15–19 (E)(F)	14,610	14,610
Pinnacle Operating Corporation,		
9.000%, 11–15–20 (E)	80,363	82,271
		259,076
Satellite – 1.4%		
Sirius XM Radio Inc.:		
4.250%, 5–15–20 (E)	7,511	7,023
5.875%, 10–1–20 (E)	19,863	20,037
5.750%, 8–1–21 (E)	42,475	42,263
4.625%, 5–15–23 (E)	67,613	61,696
		131,019
Service – Other – 2.5%		
AA Bond Co Limited,		
9.500%, 7–31–19 (E)(H)	GBP59,536	103,612
Bankrate, Inc.,		
6.125%, 8–15–18 (E)	$ 24,256	24,195
B-Corp Merger Sub, Inc.,		
8.250%, 6–1–19	70,406	70,054
Nielsen Finance,		
5.500%, 10–1–21 (E)	25,651	25,683
		223,544
Specialized Consumer Services – 2.3%		
Carlson Wagonlit B.V.:		
6.875%, 6–15–19 (E)	28,185	28,467
7.500%, 6–15–19 (E)(H)	EUR7,963	11,258
ServiceMaster Company (The):		
8.000%, 2–15–20	$ 112,165	111,043
7.000%, 8–15–20	63,543	60,048
		210,816

Ivy High Income Fund (in thousands) SEPTEMBER 30, 2013 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Specialized Finance – 0.2%		
CNG Holdings, Inc., 9.375%, 5–15–20 (E)	$ 5,626	$ 5,204
Consolidated Communications Finance Co., 10.875%, 6–1–20	7,590	8,691
		13,895
Specialized REITs – 0.8%		
CNL Lifestyles Properties, Inc. , 7.250%, 4–15–19	74,508	76,371
Specialty Stores – 1.1%		
New Academy Finance Co LLC, 8.000%, 6–15–18 (E)(F)	27,931	28,629
Spencer Spirit Holdings, Inc., 9.000%, 5–1–18 (E)(F)	15,006	14,631
Takko Luxembourg 2 S.C.A., 9.875%, 4–15–19 (E)(H)	EUR44,062	58,119
		101,379
Technology – 1.7%		
Artesyn Escrow, Inc., 9.750%, 10–15–20 (E)	$ 22,027	22,027
Atlantis Merger Sub, Inc. and SoftBrands, Inc., 11.500%, 7–15–18	39,900	46,085
Epicor Software Corporation, 8.625%, 5–1–19	27,397	29,246
J2 Global, Inc., 8.000%, 8–1–20	46,682	50,183
VeriSign, Inc., 4.625%, 5–1–23 (E)	11,230	10,556
		158,097
Technology Distributors – 0.6%		
Sophia, L.P. and Sophia Finance, Inc., 9.750%, 1–15–19 (E)	48,442	52,560
Textiles – 0.3%		
Quiksilver, Inc. and QS Wholesale, Inc.:		
7.875%, 8–1–18 (E)	10,412	10,855
10.000%, 8–1–20 (E)	12,522	13,179
		24,034
Thrifts & Mortgage Finance – 0.6%		
Provident Funding Associates, L.P. and PFG Finance Corp.:		
10.125%, 2–15–19 (E)	10,379	11,469
6.750%, 6–15–21 (E)	38,210	38,401
		49,870
Wireless – 2.6%		
DigitalGlobe, Inc., 5.250%, 2–1–21 (E)	17,331	16,551

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Wireless (Continued)		
Sprint Corporation:		
7.250%, 9–15–21 (E)	$112,706	$ 113,833
7.875%, 9–15–23 (E)	98,967	100,946
		231,330
TOTAL CORPORATE DEBT SECURITIES – 67.8%		**$6,136,496**
(Cost: $5,944,917)		
MUNICIPAL BONDS		
Puerto Rico – 0.3%		
PR Aqueduct and Sewer Auth Rev Bonds, Ser 2012A (Sr Lien):		
5.750%, 7–1–37	9,485	7,008
5.250%, 7–1–42	9,485	6,541
PR Elec Power Auth, Power Rev Bonds, Ser 2010XX, 5.750%, 7–1–36	2,845	2,124
PR Elec Power Auth, Power Rev Bonds, Ser 2013A, 7.000%, 7–1–33	3,795	3,166
PR Elec Power Auth, Power Rev Bonds, Ser WW, 5.500%, 7–1–38	11,380	8,162
		27,001
TOTAL MUNICIPAL BONDS – 0.3%		**$ 27,001**
(Cost: $26,310)		
MUNICIPAL BONDS – TAXABLE		
Arizona – 0.1%		
AZ Hlth Fac Auth, Rev Bonds (Banner Hlth), Ser 2007B, 0.994%, 1–1–37 (G)	4,875	3,690
New York – 0.0%		
NYC Indl Dev Agy, Rental Rev Bonds (Yankee Stadium Proj), Ser 2009, 11.000%, 3–1–29 (E)	1,875	2,636
TOTAL MUNICIPAL BONDS – TAXABLE – 0.1%		**$ 6,326**
(Cost: $5,096)		
LOANS		
Apparel Retail – 1.0%		
True Religion Apparel, Inc.:		
5.875%, 7-29-19 (G)	79,730	75,012
11.000%, 1-29-20 (G)	16,838	15,996
		91,008

LOANS (Continued)	Principal	Value
Application Software – 2.5%		
Misys plc and Magic Newco, LLC:		
0.000%, 6–12–19 (G)	$ 18,827	$ 21,588
12.000%, 6–12–19 (G)	182,348	209,093
		230,681
Auto Parts & Equipment – 0.4%		
Alliance Tire Group: 11.375%, 6–25–21 (B)(F)(G)	35,000	35,007
Broadcasting – 0.8%		
PAW LUXCO II S.A.R.L., 5.128%, 7-29-17 (G)(H)	EUR56,675	70,971
Cable & Satellite – 0.2%		
Wilton Brands LLC, 7.500%, 8–7–19 (G)	$ 17,927	17,568
Casinos & Gaming – 0.1%		
Centaur Acquisition, LLC, 8.750%, 1–31–20 (G)	5,163	5,189
ROC Finance, L.L.C., 5.000%, 3–27–19 (G)	3,782	3,778
		8,967
Chemicals – 0.1%		
Al Chem & Cy S.C.A., 4.750%, 9–12–19 (G)(H)	EUR3,441	4,656
Construction Materials – 0.5%		
Continental Building Products, LLC:		
0.000%, 2–15–21 (G)	$ 6,235	6,219
8.500%, 2–15–21 (G)	24,058	23,998
Quickrete Holdings, Inc.:		
0.000%, 9–19–20 (G)	7,094	7,088
0.000%, 3–19–21 (G)	7,924	8,049
		45,354
Diversified Capital Markets – 0.5%		
Intrawest U.S. Holdings, Inc., 10.750%, 12–3–18 (G)	43,000	44,111
Diversified Chemicals – 0.3%		
Arysta LifeScience SPC, LLC, 8.250%, 11–22–20 (G)	22,000	21,936
Oxea GmbH, 8.250%, 6–6–20 (G)	1,830	1,820
		23,756
Diversified Metals & Mining – 1.9%		
FMG Resources Pty Ltd., 5.250%, 10–18–17 (G)	177,009	177,420
Diversified Real Estate Activities – 4.9%		
HLT Property Acquisition, LLC:		
3.555%, 11–12–16 (G)	47,306	47,424
3.683%, 11–12–16 (G)	60,927	60,623
3.933%, 11–12–16 (G)	78,335	78,041

Ivy High Income Fund *(in thousands)*

LOANS (Continued)	Principal	Value
Diversified Real Estate Activities (Continued)		
4.183%, 11–12–16 (G)	$121,931	$121,474
4.433%, 11–12–16 (G)	70,540	70,275
4.683%, 11–12–16 (G)	67,134	66,798
		444,635
Diversified Support Services – 1.0%		
Advantage Sales & Marketing, Inc.:		
8.250%, 6–18–18 (G)	33,483	33,797
Sprint Industrial Holdings, LLC:		
7.000%, 4–23–19 (G)	36,215	36,352
11.250%, 4–23–19 (G)	10,642	10,615
		80,764
Food Distributors – 1.6%		
U.S. Foods, Inc.,		
4.500%, 3–31–19 (G)	143,883	142,895
Food Retail – 0.4%		
Focus Brands, Inc.:		
10.250%, 8–21–18 (G)	36,399	36,945
Health Care Facilities – 0.8%		
Surgery Center Holdings, Inc.:		
6.000%, 4–11–19 (G)	28,710	28,710
0.000%, 4–11–20 (G)	5,000	4,975
9.750%, 4–11–20 (G)	39,000	38,805
		72,490
Health Care Supplies – 0.3%		
Sage Products Holdings III, LLC,		
9.250%, 6-13-20 (G)	30,299	30,981
Health Care Technology – 0.3%		
Merge Healthcare, Inc.,		
6.000%, 4–1–19 (G)	24,387	23,046
Hotels & Gaming – 1.5%		
Hilton Worldwide Finance, LLC,		
0.000%, 9–23–20 (G)	136,000	135,752
Hotels, Resorts & Cruise Lines – 0.2%		
Four Seasons Hotels Limited,		
6.250%, 12–13–20 (G)	20,273	20,678
Housewares & Specialties – 0.0%		
Provo Craft & Novelty, Inc.:		
15.000%, 3–2–16 (F)(G)	9,519	190
Independent Power Producers & Energy Traders – 1.0%		
Alinta Energy Finance PTY Limited:		
0.000%, 8–7–19 (G)	4,640	4,445
6.375%, 8–7–19 (G)	70,923	67,939
Texas Competitive Electric Holdings Company, LLC:		
4.682%, 10–10–17 (G)	14,045	9,443
4.766%, 10–10–17 (G)	6,869	4,618
		86,445

LOANS (Continued)	Principal	Value
Industrial Machinery – 0.8%		
Gardner Denver, Inc.:		
4.250%, 7–23–20 (G)	$ 36,470	$ 36,080
4.750%, 7–23–20 (G)(H)	EUR11,121	15,094
United Central Industrial Supply Company, LLC,		
7.500%, 10–12–18 (G)	$ 28,908	25,728
		76,902
Internet Software & Services – 0.2%		
W3 Co.:		
0.000%, 8–21–20 (G)	2,993	3,045
9.250%, 8–21–20 (G)	10,729	10,917
		13,962
IT Consulting & Other Services – 0.8%		
Infor Global Solutions European Finance, S.a.R.L,		
13.375%, 4–5–17 (F)(G)	5,251	5,645
SRA International, Inc.,		
6.500%, 7–20–18 (G)	5,720	5,649
Triple Point Group Holdings, Inc.:		
5.250%, 7–11–20 (G)	36,356	35,265
9.250%, 7–11–21 (G)	26,516	25,058
		71,617
Leisure Facilities – 0.3%		
Northfield Park Associates LLC,		
9.000%, 11–9–18 (G)	26,003	26,783
Metal & Glass Containers – 0.3%		
Evergreen Tank Solution, Inc.,		
9.500%, 9–11–18 (G)	28,602	28,459
Movies & Entertainment – 3.6%		
Formula One Holdings Ltd. and Alpha Topco Limited,		
9.250%, 10–16–19 (G)	160,000	166,601
Formula One Holdings Ltd. and Delta Two S.a.r.l.,		
4.500%, 4–30–19 (G)	163,369	163,880
Yonkers Racing Corporation,		
8.750%, 7–22–20 (G)	5,000	4,950
		335,431
Oil & Gas Exploration & Production – 0.5%		
Fieldwood Energy, LLC,		
0.000%, 9–30–20 (G)	33,098	32,964
Sabine Oil & Gas LLC,		
8.750%, 12–31–18 (G)	13,548	13,573
		46,537
Oil & Gas Storage & Transportation – 0.8%		
Bowie Resources Holdings, LLC:		
6.750%, 8–9–20 (G)	47,385	47,622
11.750%, 2–15–21 (G)	28,431	27,720
		75,342

LOANS (Continued)	Principal	Value
Other Diversified Financial Services – 0.2%		
Cetera Financial Group, Inc.,		
6.500%, 7–15–19 (G)	$20,000	$ 19,817
Paper Packaging – 0.3%		
FPC Holdings, Inc.,		
9.250%, 5–16–20 (G)	29,897	27,561
Research & Consulting Services – 0.5%		
Larchmont Resources, LLC:		
8.250%, 8–1–19 (G)	49,886	49,730
Restaurants – 0.3%		
Brasa Holdings, Inc.,		
11.000%, 12–18–19 (G)	24,429	24,551
Specialized Consumer Services – 0.2%		
ServiceMaster Company (The),		
4.250%, 2–28–17 (G)	14,295	13,911
Specialized Finance – 0.6%		
Orchard Acquisition Company, LLC,		
9.000%, 2–4–19 (G)	36,578	36,715
Precision Capital PTE. LTD.,		
7.250%, 10–22–18 (G)	19,500	18,720
		55,435
TOTAL LOANS – 29.7%		**$2,690,358**
(Cost: $2,636,970)		
SHORT-TERM SECURITIES		
Commercial Paper – 0.2%		
CVS Caremark Corporation,		
0.290%, 12–3–13 (J)	5,000	4,997
Diageo Capital plc (GTD by Diageo plc),		
0.210%, 10–10–13 (J)	5,000	5,000
Hewlett-Packard Company,		
0.360%, 10–28–13 (J)	3,500	3,499
Verizon Communications Inc.,		
0.210%, 10–21–13 (J)	6,000	5,999
		19,495
Master Note – 0.0%		
Toyota Motor Credit Corporation,		
0.100%, 10–2–13 (K)	33	33
Municipal Obligations – Taxable – 0.0%		
NJ Hlth Care Fac Fin Auth, Rev Bonds, AHS Hosp Corp Issue, Ser 2008C (GTD by JPMorgan Chase & Co.),		
0.070%, 10–7–13 (K)	1,200	1,200

Ivy High Income Fund (in thousands) SEPTEMBER 30, 2013 (UNAUDITED)

SHORT-TERM SECURITIES (Continued)	Principal	Value
United States Government Agency Obligations – 0.1%		
Overseas Private Investment Corporation (GTD by United States Government), 0.130%, 10–7–13 (K)	$5,331	$ 5,331
TOTAL SHORT-TERM SECURITIES – 0.3%		**$ 26,059**
(Cost: $26,060)		
TOTAL INVESTMENT SECURITIES – 98.6%		**$8,924,043**
(Cost: $8,675,800)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.4%		**127,798**
NET ASSETS – 100.0%		**$9,051,841**

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Restricted securities. At September 30, 2013, the Fund owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Maritime Finance Company Ltd.	9–19–13	1,750	$35,000	$35,087
Provo Craft & Novelty, Inc.	9–15–11	5	1	—
		Principal		
Alliance Tire Group	6–25–13	$35,000	34,255	35,007
			$69,256	$70,094

The total value of these securities represented 0.8% of net assets at September 30, 2013.

(C)Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(D)Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(E)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2013, the total value of these securities amounted to $3,836,380 or 42.4% of net assets.

(F)Payment-in-kind bonds.

(G)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013.

(H)Principal amounts are denominated in the indicated foreign currency, where applicable (EUR - Euro and GBP - British Pound).

(I)Zero coupon bond.

(J)Rate shown is the yield to maturity at September 30, 2013.

(K)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at September 30, 2013:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	British Pound	Morgan Stanley International	84,400	10–23–13	$—	$1,308
Sell	Euro	Morgan Stanley International	217,438	10–23–13	—	295
Sell	Euro	Morgan Stanley International	720	11–15–13	41	—
Sell	Euro	Deutsche Bank AG	676	12–16–13	25	—

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Euro	Deutsche Bank AG	932	2–3–14	$ 47	$ —
Sell	Euro	Morgan Stanley International	720	5–15–14	36	—
Sell	Euro	Deutsche Bank AG	676	6–16–14	22	—
Sell	Euro	Deutsche Bank AG	932	8–1–14	44	—
Sell	Euro	Morgan Stanley International	720	11–14–14	35	—
Sell	Euro	Deutsche Bank AG	676	12–15–14	22	—
Sell	Euro	Deutsche Bank AG	932	2–2–15	40	—
Sell	Euro	Morgan Stanley International	729	5–15–15	—	32
Sell	Euro	Deutsche Bank AG	676	6–15–15	19	—
Sell	Euro	Deutsche Bank AG	932	8–3–15	36	—
Sell	Euro	Morgan Stanley International	729	11–16–15	—	34
Sell	Euro	Deutsche Bank AG	676	12–15–15	19	—
Sell	Euro	Deutsche Bank AG	932	2–1–16	35	—
Sell	Euro	Morgan Stanley International	5,980	5–16–16	—	310
Sell	Euro	Deutsche Bank AG	676	6–15–16	18	—
Sell	Euro	Deutsche Bank AG	932	8–1–16	32	—
Sell	Euro	Deutsche Bank AG	676	12–15–16	17	—
Sell	Euro	Deutsche Bank AG	932	2–1–17	29	—
Sell	Euro	Deutsche Bank AG	676	6–15–17	15	—
Sell	Euro	Morgan Stanley International	58,615	7–31–17	—	4,240
Sell	Euro	Deutsche Bank AG	932	8–1–17	25	—
Sell	Euro	Deutsche Bank AG	676	12–15–17	13	—
Sell	Euro	Deutsche Bank AG	932	2–1–18	22	—
Sell	Euro	Deutsche Bank AG	8,887	6–15–18	171	—
Sell	Euro	Deutsche Bank AG	2,346	6–15–18	—	1
Sell	Euro	Deutsche Bank AG	932	8–1–18	18	—
Sell	Euro	Deutsche Bank AG	932	2–1–19	13	—
Sell	Euro	Deutsche Bank AG	19,799	8–1–19	135	—
Sell	Swiss Franc	Deutsche Bank AG	26,100	10–23–13	—	228
					$929	$6,448

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ —	$ 35,087	$ 509
Warrants	—	1,612	595
Corporate Debt Securities	—	6,010,204	126,292
Municipal Bonds	—	33,327	—
Loans	—	2,036,235	654,123
Short-Term Securities	—	26,059	—
Total	$ —	$8,142,524	$ 781,519
Forward Foreign Currency Contracts	$ —	$ 929	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 6,448	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Warrants	Corporate Debt Securities	Loans	Short-Term Securities
Beginning Balance 4–1–13	$ —	$ 3,143	$ 93,646	$ 503,760	$ 5,475
Net realized gain (loss)	—	—	—	2,858	—
Net change in unrealized appreciation (depreciation)	(139)	(2,548)	(972)	(11,934)	—
Purchases	648	—	40,013	357,425	—
Sales	—	—	—	(241,872)	—
Amortization/Accretion of premium/discount	—	—	(57)	736	—
Transfers into Level 3 during the period	—	—	87,308	144,760	—
Transfers out of Level 3 during the period	—	—	(93,646)	(101,610)	(5,475)
Ending Balance 9–30–13	$ 509	$ 595	$ 126,292	$ 654,123	$ —
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9–30–13	($ 139)	($ 2,548)	($ 972)	($ 8,197)	$ —

Transfers from Level 2 to Level 3 occurred generally due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred generally due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period. There were no transfers between Levels 1 and 2 during the period ended September 30, 2013.

Quantitative Information about Level 3 fair value measurements:

	Fair Value at 9–30–13	Valuation Technique(s)	Unobservable Input(s)
Assets			
Common Stocks	$509	Broker	Broker quotes
Warrants	$595	Broker	Broker quotes
Corporate Debt Securities	$126,292	Third-party vendor pricing service	Broker quotes
Loans	$654,123	Third-party vendor pricing service	Broker quotes

The following acronyms are used throughout this schedule:

GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Ivy International Core Equity Fund

Asset Allocation

Stocks	**98.3%**
Financials	18.5%
Consumer Discretionary	14.3%
Health Care	11.7%
Consumer Staples	11.2%
Information Technology	9.7%
Energy	9.2%
Telecommunication Services	8.9%
Industrials	8.0%
Materials	5.3%
Utilities	1.5%
Cash and Cash Equivalents	**1.7%**

Lipper Rankings

Category: Lipper International Large-Cap Core Funds	Rank	Percentile
1 Year	98/173	57
3 Year	108/146	74
5 Year	7/132	6
10 Year	5/91	6

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

Europe	**58.6%**
United Kingdom	20.6%
France	12.5%
Germany	8.0%
Switzerland	4.2%
Sweden	3.7%
Netherlands	3.6%
Other Europe	6.0%
Pacific Basin	**32.2%**
Japan	18.3%
Australia	4.2%
China	4.0%
Other Pacific Basin	5.7%
North America	**2.8%**
South America	**2.8%**
Other	**1.9%**
Cash and Cash Equivalents	**1.7%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Shire plc	United Kingdom	Health Care	Pharmaceuticals
Total S.A.	France	Energy	Integrated Oil & Gas
Royal Dutch Shell plc, Class A	United Kingdom	Energy	Integrated Oil & Gas
DaimlerChrysler AG, Registered Shares	Germany	Consumer Discretionary	Automobile Manufacturers
ING Groep N.V., Certicaaten Van Aandelen	Netherlands	Financials	Other Diversified Financial Services
GlaxoSmithKline plc	United Kingdom	Health Care	Pharmaceuticals
Cheung Kong (Holdings) Limited	Hong Kong	Financials	Real Estate Development
Sumitomo Mitsui Trust Holdings, Inc.	Japan	Financials	Diversified Banks
Rio Tinto plc	United Kingdom	Materials	Diversified Metals & Mining
Teva Pharmaceutical Industries Limited, ADR	Israel	Health Care	Pharmaceuticals

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy International Core Equity Fund (in thousands) SEPTEMBER 30, 2013 (UNAUDITED)

COMMON STOCKS	Shares	Value
Australia – 4.2%		
Amcor Limited	2,071	$ 20,205
Incitec Pivot Limited	6,542	16,416
Stockland Corporation Limited	5,367	19,376
Telstra Corporation Limited, ADR	3,931	18,227
		74,224
Belgium – 1.1%		
Anheuser-Busch InBev S.A., ADR	201	19,958
Brazil – 2.8%		
BRMalls Participacoes S.A.	1,024	9,339
Hypermarcas S.A.	2,692	21,623
TIM Participacoes S.A.	3,112	14,461
TIM Participacoes S.A., ADR	198	4,669
		50,092
China – 4.0%		
Baidu.com, Inc., ADR (A)	137	21,298
China Construction Bank Corporation	34,665	26,683
China Unicom Limited	14,890	23,230
		71,211
Denmark – 1.1%		
TDC A/S	2,315	19,590
Finland – 1.0%		
Nokia OYJ	2,798	18,391
France – 12.5%		
Cap Gemini S.A.	428	25,436
Casino, Guichard-Perrachon	189	19,460
European Aeronautic Defence and Space Company	448	28,538
Gaz de France	1,090	27,388
Publicis Groupe S.A. (A)	305	24,246
Sanofi-Aventis	226	22,964
Total S.A.	841	48,821
Vinci	447	25,975
		222,828
Germany – 8.0%		
Bayer AG	215	25,409
DaimlerChrysler AG, Registered Shares	572	44,559
Deutsche Bank AG	450	20,668
Deutsche Lufthansa AG	877	17,109
Dialog Semiconductor plc (A)	750	14,344
Siemens AG	173	20,876
		142,965
Hong Kong – 2.0%		
Cheung Kong (Holdings) Limited	2,388	36,362
Israel – 1.9%		
Teva Pharmaceutical Industries Limited, ADR	875	33,056
Japan – 18.3%		
Aisin Seiki Co., Ltd.	604	25,707
Aozora Bank, Ltd.	1,773	5,249

COMMON STOCKS (Continued)	Shares	Value
Japan (Continued)		
Asahi Breweries, Ltd.	828	$ 21,711
Chiyoda Corporation	2,413	28,967
Daito Trust Construction Co., Ltd	224	22,366
Fuji Media Holdings, Inc.	1,059	23,250
Honda Motor Co., Ltd.	727	27,636
Inpex Corp	1,640	19,321
Isuzu Motors Limited	3,042	19,992
Komatsu Ltd.	824	20,448
Nissin Kogyo Co., Ltd.	1,455	27,565
Shin-Etsu Chemical Co., Ltd.	368	22,432
Softbank Corp.	424	29,268
Sumitomo Mitsui Trust Holdings, Inc.	6,789	33,498
		327,410
Luxembourg – 1.6%		
Acergy S.A.	1,359	28,246
Netherlands – 3.6%		
ING Groep N.V., Certicaaten Van Aandelen (A)	3,774	42,642
Koninklijke Ahold N.V.	1,223	21,191
		63,833
Singapore – 1.2%		
United Overseas Bank Limited	1,335	21,995
South Korea – 2.5%		
Hyundai Mobis	80	21,238
Samsung Electronics Co., Ltd.	18	22,909
		44,147
Spain – 1.2%		
Amadeus IT Holding, S.A.	600	21,264
Sweden – 3.7%		
Investor AB, B Shares	904	27,444
Swedish Match AB	487	17,202
TeliaSonera AB	2,752	21,086
		65,732
Switzerland – 4.2%		
Credit Suisse Group AG, Registered Shares	538	16,421
Credit Suisse Group, ADR	96	2,948
Nestle S.A., Registered Shares	425	29,716
Novartis AG, Registered Shares	338	25,991
		75,076
United Kingdom – 20.6%		
Burberry Group plc	853	22,560
GlaxoSmithKline plc	1,620	40,846
Kingfisher plc	3,170	19,807
Petrofac Limited	1,127	25,645
Prudential plc	1,132	21,084
Reckitt Benckiser Group plc	293	21,440

COMMON STOCKS (Continued)	Shares	Value
United Kingdom (Continued)		
Rio Tinto plc	681	$ 33,341
Royal Dutch Shell plc, Class A	1,375	45,352
Shire plc	1,499	60,123
Standard Chartered plc	934	22,386
Unilever plc	714	28,201
Vodafone Group plc	8,202	28,680
		369,465
United States – 2.8%		
Cognizant Technology Solutions Corporation, Class A (A)	258	21,183
Yahoo! Inc. (A)	862	28,588
		49,771
TOTAL COMMON STOCKS – 98.3%		**$1,755,616**
(Cost: $1,513,421)		

SHORT-TERM SECURITIES	Principal	
Certificate Of Deposit – 0.3%		
Toronto-Dominion Bank, 0.110%, 10–17–13	$5,000	5,000
Commercial Paper – 1.2%		
Anheuser-Busch InBev Worldwide Inc. (GTD by AB INBEV/BBR/COB), 0.180%, 10–18–13 (B)	1,800	1,800
Danaher Corporation, 0.090%, 10–24–13 (B)	6,000	5,999
John Deere Canada ULC (GTD by Deere & Company), 0.080%, 10–16–13 (B)	4,000	4,000
L Air Liquide S.A., 0.200%, 11–22–13 (B)	4,000	3,999
Novartis Finance Corp. (GTD by Novartis AG), 0.050%, 10–2–13 (B)	3,000	3,000
Prudential Funding, LLC (GTD by Prudential Financial, Inc.), 0.050%, 10–1–13 (B)	3,182	3,182
		21,980
TOTAL SHORT-TERM SECURITIES – 1.5%		**$ 26,980**
(Cost: $26,981)		
TOTAL INVESTMENT SECURITIES – 99.8%		**$1,782,596**
(Cost: $1,540,402)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		**3,295**
NET ASSETS – 100.0%		**$1,785,891**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at September 30, 2013.

The following forward foreign currency contracts were outstanding at September 30, 2013:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Euro	Barclays Capital, Inc.	87,600	10–23–13	$68	$ —
Sell	Japanese Yen	Barclays Capital, Inc.	7,415,000	10–23–13	—	885
					$68	$885

The following written options were outstanding at September 30, 2013 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Dialog Semiconductor plc	Morgan Stanley & Co., Inc.	Call	65,080	October 2013	EUR15.14	$ 24	$(14)
	JPMorgan Chase Bank N.A.	Call	65,079	October 2013	15.39	30	(12)
	JPMorgan Chase Bank N.A.	Call	43,532	October 2013	15.49	22	(7)
	Morgan Stanley & Co., Inc.	Call	43,423	October 2013	15.78	15	(5)
	Morgan Stanley & Co., Inc.	Call	16,757	October 2013	15.91	6	(2)
Nissin Kogyo Co., Ltd.	JPMorgan Chase Bank N.A.	Call	214,750	October 2013	JPY2,035.03	66	(14)
	JPMorgan Chase Bank N.A.	Call	76,270	October 2013	2,088.91	21	(3)
						$184	$(57)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 256,561	$ —	$ —
Consumer Staples	200,502	—	—
Energy	167,382	—	—
Financials	328,462	—	—
Health Care	208,389	—	—
Industrials	141,914	—	—
Information Technology	173,413	—	—
Materials	92,394	—	—
Telecommunication Services	159,211	—	—
Utilities	27,388	—	—
Total Common Stocks	$1,755,616	$ —	$ —
Short-Term Securities	—	26,980	—
Total	$1,755,616	$ 26,980	$ —
Forward Foreign Currency Contracts	$ —	$ 68	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 885	$ —
Written Options	$ —	$ 57	$ —

As of September 30, 2013, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
OTC = Over the Counter

Ivy International Core Equity Fund *(in thousands)* SEPTEMBER 30, 2013 (UNAUDITED)

Market Sector Diversification	
(as a % of net assets)	
Financials	18.5%
Consumer Discretionary	14.3%
Health Care	11.7%
Consumer Staples	11.2%
Information Technology	9.7%
Energy	9.2%
Telecommunication Services	8.9%
Industrials	8.0%
Materials	5.3%
Utilities	1.5%
Other+	1.7%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS
Ivy International Growth Fund

Asset Allocation

Stocks	**94.6%**
Consumer Discretionary	23.2%
Industrials	20.1%
Health Care	15.0%
Information Technology	10.6%
Financials	9.8%
Consumer Staples	5.8%
Materials	5.1%
Energy	2.9%
Telecommunication Services	2.1%
Cash and Cash Equivalents	**5.4%**

Lipper Rankings

Category: Lipper International Large-Cap Growth Funds	Rank	Percentile
1 Year	131/150	87
3 Year	16/136	12
5 Year	36/126	29
10 Year	47/91	52

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

Europe	**56.6%**
France	15.4%
United Kingdom	14.1%
Germany	12.6%
Switzerland	4.3%
Other Europe	10.2%
Pacific Basin	**30.9%**
Japan	16.6%
Hong Kong	4.2%
Australia	4.0%
South Korea	3.6%
Other Pacific Basin	2.5%
North America	**5.1%**
United States	3.7%
Other North America	1.4%
Other	**2.0%**
Cash and Cash Equivalents	**5.4%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Galaxy Entertainment Group Limited, ADR	Hong Kong	Consumer Discretionary	Casinos & Gaming
Safran	France	Industrials	Aerospace & Defense
Shire plc	United Kingdom	Health Care	Pharmaceuticals
Vinci	France	Industrials	Construction & Engineering
Bayer AG	Germany	Health Care	Pharmaceuticals
DaimlerChrysler AG, Registered Shares	Germany	Consumer Discretionary	Automobile Manufacturers
Diageo plc	United Kingdom	Consumer Staples	Distillers & Vintners
InBev NV	United States	Consumer Staples	Brewers
Telstra Corporation Limited, ADR	Australia	Telecommunication Services	Integrated Telecommunication Services
ASML Holding N.V., Ordinary Shares	Netherlands	Information Technology	Semiconductor Equipment

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy International Growth Fund *(in thousands)*

COMMON STOCKS	Shares	Value
Australia – 4.0%		
Coca-Cola Amatil Limited . . .	281	$ 3,213
David Jones Limited	1,280	3,450
Telstra Corporation Limited, ADR	1,624	7,530
		14,193
Canada – 0.8%		
Agrium Inc.	33	2,740
China – 0.7%		
Ping An Insurance (Group) Company of China, Ltd., A Shares	451	2,628
Finland – 1.0%		
Nokia OYJ	549	3,608
France – 15.4%		
Alstom	85	3,011
Cap Gemini S.A.	108	6,420
Compagnie Generale des Etablissements Michelin, Class B	54	5,949
European Aeronautic Defence and Space Company	97	6,167
LVMH Moet Hennessy–Louis Vuitton	28	5,602
Safran	172	10,594
Sanofi-Aventis	64	6,476
Vinci	162	9,421
		53,640
Germany – 11.0%		
adidas AG	37	3,992
Bayer AG	76	9,000
DaimlerChrysler AG, Registered Shares	114	8,875
Deutsche Lufthansa AG	216	4,204
Fresenius SE & Co. KGaA . . .	57	7,125
Linde AG	19	3,686
SAP AG	23	1,721
		38,603
Hong Kong – 4.2%		
Galaxy Entertainment Group Limited, ADR	1,524	10,689
Yue Yuen Industrial (Holdings) Limited	1,504	4,197
		14,886
India – 0.7%		
NMDC Limited	1,251	2,399
Ireland – 1.4%		
Smurfit Kappa Group plc	223	5,027
Israel – 2.0%		
Teva Pharmaceutical Industries Limited, ADR . . .	188	7,105
Japan – 16.6%		
Bridgestone Corporation	195	7,085
Daihatsu Motor Co., Ltd.	162	3,131
Fuji Heavy Industries Ltd.	130	3,584
JGC Corporation	118	4,250

COMMON STOCKS (Continued)	Shares	Value
Japan (Continued)		
Komatsu Ltd.	158	$ 3,930
Mitsubishi Corporation	246	4,975
Mitsubishi Electric Corporation	345	3,615
Mitsui & Co., Ltd.	166	2,405
Mizuho Financial Group, Inc.	1,891	4,097
Nissin Kogyo Co., Ltd.	260	4,919
ORIX Corporation	448	7,275
Sumitomo Corporation	255	3,429
Sumitomo Mitsui Trust Holdings, Inc.	296	1,461
Tokyo Electron Limited	72	3,837
		57,993
Mexico – 0.6%		
Grupo Financiero Banorte, S.A.B. de C.V.	313	1,948
Netherlands – 2.1%		
ASML Holding N.V., Ordinary Shares	76	7,509
Norway – 2.8%		
Seadrill Limited	133	5,951
Yara International ASA	98	4,064
		10,015
South Korea – 3.6%		
Hyundai Motor Company	30	7,018
Samsung Electronics Co., Ltd.	4	5,610
		12,628
Sweden – 2.9%		
AB Volvo, Class B	357	5,342
Telefonaktiebolaget LM Ericsson, B Shares	365	4,850
		10,192
Switzerland – 4.3%		
Credit Suisse Group AG, Registered Shares	155	4,724
Novartis AG, Registered Shares	80	6,169
Swatch Group Ltd (The), Bearer Shares	7	4,331
		15,224
Taiwan – 1.1%		
MediaTek Incorporation	300	3,709
United Kingdom – 14.1%		
Capita Group plc (The)	151	2,441
Diageo plc	272	8,644
Experian plc	316	6,017
GlaxoSmithKline plc	282	7,122
Lloyds Banking Group Plc (A)	4,963	5,912
Pearson plc	169	3,429
Prudential plc	339	6,311
Shire plc	244	9,807
		49,683

COMMON STOCKS (Continued)	Shares	Value
United States – 3.7%		
InBev NV	85	$ 8,485
Schlumberger Limited . . .	53	4,685
		13,170
TOTAL COMMON STOCKS – 93.0%		**$326,900**
(Cost: $272,816)		

PREFERRED STOCKS	Shares	Value
Germany – 1.6%		
Volkswagen AG, 2.260%	24	5,561
TOTAL PREFERRED STOCKS – 1.6%		**$ 5,561**
(Cost: $4,860)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 4.8%		
CVS Caremark Corporation, 0.180%, 10–4–13 (B) . . .	$3,000	3,000
Danaher Corporation, 0.090%, 10–25–13 (B)	5,000	4,999
Diageo Capital plc (GTD by Diageo plc), 0.180%, 10–7–13 (B) . . .	5,000	5,000
Wal-Mart Stores, Inc., 0.060%, 10–8–13 (B) . . .	4,000	4,000
		16,999
Master Note – 1.0%		
Toyota Motor Credit Corporation, 0.100%, 10–2–13 (C) . . .	3,419	3,419
Municipal Obligations – Taxable – 0.3%		
MS Business Fin Corp, Gulf Opp Zone Indl Dev Var Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007D (GTD by Chevron Corporation), 0.050%, 10–1–13 (C) . .	1,000	1,000
TOTAL SHORT-TERM SECURITIES – 6.1%		**$ 21,418**
(Cost: $21,418)		
TOTAL INVESTMENT SECURITIES – 100.7%		**$353,879**
(Cost: $299,094)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.7%)		(2,374)
NET ASSETS – 100.0%		**$351,505**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at September 30, 2013.

(C) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013. Date shown represents the date the variable rate resets.

The following forward foreign currency contracts were outstanding at September 30, 2013:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Euro	Societe Generale Bank	46,900	10–23–13	$—	$ 15
Sell	Japanese Yen	Goldman Sachs International	2,066,800	10–23–13	—	213
					$—	$228

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 76,253	$ —	$ —
Consumer Staples	20,342	—	—
Energy	10,636	—	—
Financials	34,355	—	—
Health Care	52,805	—	—
Industrials	69,801	—	—
Information Technology	37,263	—	—
Materials	17,916	—	—
Telecommunication Services	7,529	—	—
Total Common Stocks	$326,900	$ —	$ —
Preferred Stocks	5,561	—	—
Short-Term Securities	—	21,418	—
Total	$332,461	$ 21,418	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 228	$ —

As of September 30, 2013, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

Market Sector Diversification			
(as a % of net assets)		Financials	9.8%
		Consumer Staples	5.8%
Consumer Discretionary	23.2%	Materials	5.1%
Industrials	20.1%	Energy	2.9%
Health Care	15.0%	Telecommunication Services	2.1%
Information Technology	10.6%	Other+	5.4%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy Large Cap Growth Fund

Asset Allocation

Stocks	**99.2%**
Consumer Discretionary	30.2%
Information Technology	27.0%
Industrials	14.7%
Health Care	12.3%
Materials	3.9%
Consumer Staples	3.9%
Energy	2.8%
Telecommunication Services	2.5%
Financials	1.5%
Retailing	0.4%
Cash and Cash Equivalents	**0.8%**

Lipper Rankings

Category: Lipper Large-Cap Growth Funds	Rank	Percentile
1 Year	271/705	39
3 Year	286/606	48
5 Year	402/538	75
10 Year	88/365	25

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
MasterCard Incorporated, Class A	Information Technology
Gilead Sciences, Inc.	Health Care
Las Vegas Sands, Inc.	Consumer Discretionary
Visa Inc., Class A	Information Technology
Monsanto Company	Materials
Wynn Resorts, Limited	Consumer Discretionary
CBS Corporation, Class B	Consumer Discretionary
Applied Materials, Inc.	Information Technology
Apple Inc.	Information Technology
Harley-Davidson, Inc.	Consumer Discretionary

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Large Cap Growth Fund (in thousands) SEPTEMBER 30, 2013 (UNAUDITED)

COMMON STOCKS	Shares	Value
Aerospace & Defense – 4.0%		
Boeing Company (The)	265	$ 31,125
Precision Castparts Corp.	109	24,656
		55,781
Apparel Retail – 0.8%		
Limited Brands, Inc.	173	10,595
Apparel, Accessories & Luxury Goods – 1.3%		
lululemon athletica inc. (A)	116	8,471
Under Armour, Inc., Class A (A)	118	9,359
		17,830
Automotive Retail – 1.9%		
AutoZone, Inc. (A)	37	15,768
O'Reilly Automotive, Inc. (A)	81	10,309
		26,077
Biotechnology – 6.9%		
Biogen Idec Inc. (A)	150	36,069
Gilead Sciences, Inc. (A)	957	60,138
		96,207
Brewers – 2.3%		
Anheuser-Busch InBev S.A., ADR	322	31,963
Broadcasting – 2.8%		
CBS Corporation, Class B	717	39,566
Cable & Satellite – 2.2%		
Comcast Corporation, Class A	449	20,290
Time Warner Cable Inc.	97	10,849
		31,139
Casinos & Gaming – 7.1%		
Las Vegas Sands, Inc.	870	57,798
Wynn Resorts, Limited	272	42,931
		100,729
Commercial Serv-Finance – 1.0%		
FleetCor Technologies, Inc. (A)	126	13,924
Communications Equipment – 2.1%		
Cisco Systems, Inc.	1,248	29,235
Computer Hardware – 2.6%		
Apple Inc.	77	36,710
Construction & Farm Machinery & Heavy Trucks – 0.2%		
Caterpillar Inc.	32	2,634
Consulting Services – 0.3%		
Towers Watson & Co., Class A	42	4,503
Consumer Electronics – 1.3%		
Harman International Industries, Incorporated	281	18,591
Data Processing & Outsourced Services – 7.6%		
MasterCard Incorporated, Class A	92	$ 61,896
Visa Inc., Class A	235	44,928
		106,824
Diversified Chemicals – 0.8%		
PPG Industries, Inc.	64	10,625
Electronic Compo-Semicon – 1.4%		
Xilinx, Inc.	418	19,569
Fertilizers & Agricultural Chemicals – 3.1%		
Monsanto Company	424	44,211
Footwear – 2.0%		
NIKE, Inc., Class B	392	28,489
Health Care Facilities – 1.5%		
HCA Holdings, Inc.	507	21,657
Home Improvement Retail – 2.5%		
Home Depot, Inc. (The)	454	34,406
Human Resources – 0.4%		
Robert Half International Inc.	158	6,171
Industrial Machinery – 2.8%		
Pall Corporation	195	15,046
Pentair, Inc.	381	24,736
		39,782
Internet Retail – 1.8%		
Amazon.com, Inc. (A)	82	25,574
Internet Software & Services – 6.2%		
Facebook, Inc., Class A (A)	592	29,762
Google Inc., Class A (A)	38	32,847
LinkedIn Corp (A)	98	24,138
		86,747
Medical-Biomedical/Gene – 2.2%		
Celgene Corporation (A)	197	30,309
Motorcycle Manufacturers – 2.6%		
Harley-Davidson, Inc.	565	36,296
Movies & Entertainment – 1.0%		
News Corporation Limited, Class A	418	14,006
Multi-Line Insurance – 1.5%		
American International Group, Inc.	431	20,964
Oil & Gas Equipment & Services – 2.8%		
National Oilwell Varco, Inc.	137	10,732
Schlumberger Limited	321	28,382
		39,114
Pharmaceuticals – 1.7%		
Bristol-Myers Squibb Company	379	$ 17,522
Shire Pharmaceuticals Group plc, ADR	55	6,618
		24,140
Railroads – 6.6%		
Canadian Pacific Railway Limited	241	29,740
Kansas City Southern	242	26,410
Union Pacific Corporation	223	34,657
		90,807
Research & Consulting Services – 0.4%		
Verisk Analytics, Inc., Class A (A)	84	5,463
Restaurants – 1.8%		
Starbucks Corporation	327	25,200
Retail-Consumer Electron – 0.4%		
Best Buy Co., Inc.	144	5,400
Semiconductor Equipment – 3.8%		
Applied Materials, Inc.	2,163	37,944
ASML Holding N.V., NY Registry Shares	149	14,721
		52,665
Semiconductors – 1.9%		
Altera Corporation	518	19,234
Microchip Technology Incorporated	168	6,785
		26,019
Specialty Stores – 1.1%		
Ulta Salon, Cosmetics & Fragrance, Inc. (A)	130	15,542
Systems Software – 0.4%		
VMware, Inc., Class A (A)	73	5,938
Tobacco – 1.6%		
Philip Morris International Inc.	266	22,998
Wireless Telecommunication Service – 2.5%		
American Tower Corporation, Class A	141	10,452
Crown Castle International Corp. (A)	329	24,035
		34,487
TOTAL COMMON STOCKS – 99.2%		**$1,388,887**
(Cost: $982,231)		

Ivy Large Cap Growth Fund (in thousands) SEPTEMBER 30, 2013 (UNAUDITED)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 0.9%		
CVS Caremark Corporation, 0.180%,10–4–13 (B)	$4,000	$ 4,000
McCormick & Co. Inc., 0.160%,10–1–13 (B)	3,280	3,280
Target Corporation, 0.060%, 10–17–13 (B)	5,000	5,000
		12,280
Master Note – 0.0%		
Toyota Motor Credit Corporation, 0.100%, 10–2–13 (C)	608	608
TOTAL SHORT-TERM SECURITIES – 0.9%		**$ 12,888**
(Cost: $12,888)		
TOTAL INVESTMENT SECURITIES – 100.1%		**$1,401,775**
(Cost: $995,119)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1%)		**(1,982)**
NET ASSETS – 100.0%		**$1,399,793**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at September 30, 2013.

(C)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$1,388,887	$ —	$ —
Short-Term Securities	—	12,888	—
Total	$1,388,887	$ 12,888	$ —

As of September 30, 2013, there were no transfers between Level 1 and 2 during the period.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

Asset Allocation

Bonds	**90.5%**
Corporate Debt Securities	71.6%
United States Government and Government Agency Obligations	18.0%
Municipal Bonds – Taxable	0.9%
Cash and Cash Equivalents	**9.5%**

Lipper Rankings

Category: Lipper Short-Intermediate Investment Grade Debt Funds	Rank	Percentile
1 Year	113/159	71
3 Year	98/118	83
5 Year	77/104	74
10 Year	50/86	58

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**87.1%**
AAA	0.4%
AA	22.1%
A	30.0%
BBB	34.6%
Non-Investment Grade	**3.4%**
BB	2.8%
B	0.6%
Cash and Cash Equivalents	**9.5%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Ivy Limited-Term Bond Fund *(in thousands)* SEPTEMBER 30, 2013 (UNAUDITED)

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 0.9%		
Bombardier Inc.,		
7.500%, 3–15–18 (A)	$12,875	$14,452
Apparel Retail – 1.0%		
Limited Brands, Inc.,		
8.500%, 6–15–19	13,000	15,503
Apparel, Accessories & Luxury Goods – 0.9%		
LVMH Moet Hennessy – Louis Vuitton,		
1.625%, 6–29–17 (A)	15,000	14,964
Automobile Manufacturers – 2.7%		
Nissan Motor Acceptance Corporation,		
1.950%, 9–12–17 (A)	15,000	14,918
Toyota Motor Credit Corporation,		
2.000%, 9–15–16	13,250	13,616
Volkswagen International Finance N.V.:		
1.625%, 3–22–15 (A)	10,606	10,743
2.375%, 3–22–17 (A)	5,500	5,637
		44,914
Automobile Mfg. / Vehicle Parts – 0.4%		
General Motors Co.,		
3.500%, 10–2–18 (A)	6,500	6,484
Automotive Manufacturers – 0.3%		
Hyundai Capital America,		
1.875%, 8–9–16 (A)	4,000	4,018
Automotive Retail – 0.4%		
Johnson Controls, Inc.,		
1.750%, 3–1–14	6,619	6,651
Banking – 0.3%		
Commonwealth Bank of Australia New York,		
1.950%, 3–16–15	5,000	5,097
Biotechnology – 0.7%		
Amgen Inc.,		
2.125%, 5–15–17	10,500	10,658
Brewers – 1.1%		
Anheuser-Busch InBev SA/NV,		
1.250%, 1–17–18	1,000	980
Anheuser-Busch InBev Worldwide Inc.,		
1.375%, 7–15–17	16,692	16,625
		17,605
Broadcasting – 1.1%		
CBS Corporation,		
7.625%, 1–15–16	15,000	17,103

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Cable & Satellite – 1.8%		
DIRECTV Holdings LLC and DIRECTV Financing Co., Inc.:		
5.875%, 10–1–19	$ 9,000	$10,051
5.200%, 3–15–20	6,000	6,346
5.000%, 3–1–21	3,850	3,943
TCI Communications, Inc.,		
8.750%, 8–1–15	7,000	7,982
		28,322
Coal & Consumable Fuels – 1.0%		
Joy Global Inc.,		
6.000%, 11–15–16	14,900	16,708
Consumer Finance – 5.8%		
American Express Company,		
7.000%, 3–19–18	10,000	12,050
American Express Credit Corporation,		
1.300%, 7–29–16	5,320	5,353
American Honda Finance Corporation:		
1.450%, 2–27–15 (A)	10,995	11,102
1.500%, 9–11–17 (A)	6,000	5,931
Capital One Financial Corporation:		
7.375%, 5–23–14	2,000	2,085
2.150%, 3–23–15	5,500	5,589
6.750%, 9–15–17	9,000	10,580
Ford Motor Company LLC,		
5.000%, 5–15–18	17,500	19,177
Penske Truck Leasing Co., LP and PTL Finance Corp.:		
2.500%, 7–11–14 (A)	6,000	6,067
3.750%, 5–11–17 (A)	10,350	10,835
USAA Capital Corporation,		
1.050%, 9–30–14 (A)	4,000	4,022
		92,791
Data Processing & Outsourced Services – 1.3%		
Alliance Data Systems Corporation,		
5.250%, 12–1–17 (A)	6,600	6,765
Fidelity National Financial, Inc.,		
6.600%, 5–15–17	12,215	13,629
		20,394
Department Stores – 0.9%		
Macy's Retail Holdings, Inc.,		
7.450%, 7–15–17	12,100	14,343
Distillers & Vintners – 1.0%		
Diageo Capital plc,		
5.750%, 10–23–17	13,500	15,522
Diversified Banks – 3.7%		
Bank of America Corporation:		
5.650%, 5–1–18	6,000	6,772
7.625%, 6–1–19	9,000	11,039

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Banks (Continued)		
Bank of Nova Scotia (The),		
1.375%, 7–15–16	$ 5,050	$ 5,086
Barclays Bank plc,		
2.375%, 1–13–14	4,000	4,022
HSBC Bank plc,		
3.100%, 5–24–16 (A)	6,000	6,311
U.S. Bancorp,		
2.200%, 11–15–16	10,000	10,304
Wachovia Corporation,		
5.750%, 2–1–18	13,500	15,597
		59,131
Diversified Chemicals – 1.7%		
Dow Chemical Company (The),		
4.250%, 11–15–20	14,382	15,026
E.I. du Pont de Nemours and Company,		
2.750%, 4–1–16	11,500	11,999
		27,025
Diversified Metals & Mining – 1.1%		
Rio Tinto Finance (USA) Limited:		
8.950%, 5–1–14	5,000	5,241
2.250%, 9–20–16	12,500	12,805
		18,046
Drug Retail – 0.4%		
Walgreen Co.,		
1.800%, 9–15–17	6,500	6,524
Electric – 0.6%		
Dayton Power & Light Company (The),		
1.875%, 9–15–16 (A)	4,000	4,032
Mississippi Power Company,		
2.350%, 10–15–16	5,425	5,588
		9,620
Electronic Manufacturing Services – 0.8%		
Jabil Circuit, Inc.,		
7.750%, 7–15–16	11,290	12,786
Environmental & Facilities Services – 1.7%		
Republic Services, Inc.,		
3.800%, 5–15–18	13,690	14,582
Waste Management, Inc.,		
6.100%, 3–15–18	10,000	11,642
		26,224
Food Distributors – 2.2%		
Campbell Soup Company,		
3.375%, 8–15–14	13,283	13,626
ConAgra Foods, Inc.:		
1.300%, 1–25–16	7,940	7,950
7.000%, 4–15–19	10,742	12,896
		34,472
Forest Products – 1.0%		
Georgia-Pacific, LLC,		
5.400%, 11–1–20 (A)	14,000	15,671

Ivy Limited-Term Bond Fund *(in thousands)* SEPTEMBER 30, 2013 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Health Care Equipment – 0.7%		
Stryker Corporation, 2.000%, 9–30–16	$11,575	$11,899
Health Care Services – 1.9%		
Medco Health Solutions, Inc., 2.750%, 9–15–15	15,375	15,887
Quest Diagnostics Incorporated, 3.200%, 4–1–16	14,000	14,575
		30,462
Health Care Supplies – 0.3%		
DENTSPLY International Inc., 2.750%, 8–15–16	4,000	4,121
Home Improvement Retail – 1.3%		
Lowe's Companies, Inc.:		
5.000%, 10–15–15	8,000	8,681
2.125%, 4–15–16	11,366	11,710
		20,391
Independent Finance – 0.9%		
John Deere Capital Corporation, 1.200%, 10–10–17	15,000	14,770
Industrial Conglomerates – 1.1%		
General Electric Capital Corporation, 5.625%, 5–1–18	15,500	17,789
Integrated Oil & Gas – 1.1%		
Petro-Canada, 6.050%, 5–15–18	14,700	17,140
Integrated Telecommunication Services – 2.0%		
AT&T Inc., 2.950%, 5–15–16	6,715	7,023
CC Holdings GS V LLC, 2.381%, 12–15–17	8,335	8,219
Verizon Communications Inc., 6.350%, 4–1–19	14,000	16,433
		31,675
Internet Software & Services – 0.3%		
eBay Inc., 1.350%, 7–15–17	5,000	4,966
Investment Banking & Brokerage – 1.9%		
Goldman Sachs Group, Inc. (The):		
3.700%, 8–1–15	6,460	6,740
7.500%, 2–15–19	9,000	10,877
Morgan Stanley, 4.100%, 1–26–15	12,000	12,433
		30,050
Leisure Products – 0.2%		
Mattel, Inc., 2.500%, 11–1–16	2,500	2,581
Life & Health Insurance – 0.8%		
MetLife, Inc., 6.817%, 8–15–18	11,000	13,312
Metal & Glass Containers – 0.7%		
FBG Finance Ltd., 7.875%, 6–1–16 (A)	$ 9,000	$10,526
Multi-Utilities – 0.9%		
Dominion Resources, Inc., Ser A, 1.400%, 9–15–17	14,850	14,644
Office Electronics – 1.0%		
Xerox Corporation, 6.350%, 5–15–18	14,000	16,082
Oil & Gas – 0.8%		
BP Capital Markets plc (GTD by BP plc), 2.241%, 9–26–18	12,000	12,015
Oil & Gas Equipment & Services – 1.7%		
Enterprise Products Operating LLC (GTD by Enterprise Products Partners L.P.), 6.500%, 1–31–19	13,000	15,418
Schlumberger Investment S.A. (GTD by Schlumberger Ltd.):		
1.950%, 9–14–16 (A)	3,000	3,065
1.250%, 8–1–17 (A)	5,000	4,901
Schlumberger Norge A.S. (GTD by Schlumberger Ltd.), 1.950%, 9–14–16 (A)	3,000	3,065
		26,449
Oil & Gas Exploration & Production – 4.0%		
Anadarko Petroleum Corporation, 5.750%, 6–15–14	3,500	3,617
EOG Resources, Inc., 2.500%, 2–1–16	6,000	6,225
EQT Corporation, 8.125%, 6–1–19	4,000	4,854
Marathon Oil Corporation, 0.900%, 11–1–15	11,240	11,240
Petrohawk Energy Corporation:		
7.250%, 8–15–18	16,000	17,361
6.250%, 6–1–19	5,000	5,481
Plains Exploration & Production Company, 8.625%, 10–15–19	14,814	16,370
		65,148
Oil & Gas Storage & Transportation – 1.3%		
Copano Energy, L.L.C. and Copano Energy Finance Corporation, 7.125%, 4–1–21	4,566	5,229
DCP Midstream Operating, LP (GTD by DCP Midstream Partners, LP), 3.250%, 10–1–15	5,500	5,684
Oil & Gas Storage & Transportation (Continued)		
DCP Midstream, LLC, 9.700%, 12–1–13 (A)	$ 4,500	$ 4,562
Maritimes & Northeast Pipeline, L.L.C., 7.500%, 5–31–14 (A)	5,042	5,217
		20,692
Other Diversified Financial Services – 4.2%		
Citigroup Inc.:		
1.250%, 1–15–16	7,000	6,996
1.700%, 7–25–16	11,000	11,052
Daimler Finance North America LLC, 1.300%, 7–31–15 (A)	16,600	16,675
ING Bank N.V., 2.375%, 6–9–14 (A)	12,500	12,632
JPMorgan Chase & Co., 6.000%, 1–15–18	16,500	18,951
		66,306
Packaged Foods & Meats – 0.8%		
Kraft Foods Inc., 4.125%, 2–9–16	12,000	12,815
Pharmaceuticals – 2.3%		
AbbVie Inc., 1.200%, 11–6–15	15,000	15,056
GlaxoSmithKline Capital Inc., 5.650%, 5–15–18	6,500	7,568
Merck & Co., Inc., 1.100%, 1–31–18	4,925	4,815
Mylan Inc., 7.875%, 7–15–20 (A)	8,500	9,699
		37,138
Property & Casualty Insurance – 0.4%		
Berkshire Hathaway Inc.:		
2.200%, 8–15–16	2,650	2,748
1.900%, 1–31–17	4,000	4,079
		6,827
Regional Banks – 1.3%		
PNC Bank N.A., 1.300%, 10–3–16	7,500	7,529
PNC Funding Corp, 4.250%, 9–21–15	11,775	12,537
		20,066
Restaurants – 1.1%		
YUM! Brands, Inc., 6.250%, 3–15–18	14,500	16,786
Retail Stores – 1.0%		
Dollar General Corporation:		
4.125%, 7–15–17	12,500	13,287
1.875%, 4–15–18	3,000	2,912
		16,199
Systems Software – 0.8%		
CA, Inc., 6.125%, 12–1–14	12,267	12,951

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Wireless Telecommunication Service – 2.0%		
America Movil, S.A.B. de C.V., 5.000%, 3–30–20	$12,475	$ 13,417
American Tower Corporation, 5.900%, 11–1–21	14,500	15,297
Crown Castle International Corp., 5.250%, 1–15–23	2,745	2,525
		31,239

TOTAL CORPORATE DEBT SECURITIES – 71.6%		$1,140,067

(Cost: $1,136,316)

MUNICIPAL BONDS – TAXABLE

	Principal	Value
Hawaii – 0.2%		
Cnty of Kauai, Taxable GO Bonds, Ser 2010A, 3.335%, 8–1–16	2,600	2,734
Nebraska – 0.4%		
NE Pub Power Dist, Gen Rev Bonds, Ser 2008A, 5.140%, 1–1–14	6,150	6,226
Rhode Island – 0.3%		
Providence Hlth & Svc Oblig Group, Direct Oblig Notes, Ser 2009A, 5.050%, 10–1–14	5,185	5,398

TOTAL MUNICIPAL BONDS – TAXABLE – 0.9%		$ 14,358

(Cost: $13,947)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

	Principal	Value
Agency Obligations – 2.6%		
Federal Home Loan Bank, 4.780%, 1–25–17	1,435	1,505
Federal National Mortgage Association:		
2.000%, 12–30–15	10,000	10,334
0.875%, 10–26–17	15,000	14,791
3.000%, 11–14–18	15,000	15,047
		41,677
Mortgage-Backed Obligations – 9.2%		
Federal Home Loan Mortgage Corporation Agency REMIC/CMO:		
4.000%, 2–15–23	707	719

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)

	Principal	Value
Mortgage-Backed Obligations (Continued)		
4.500%, 6–15–27	$ 1,296	$ 1,340
4.500%, 5–15–32	3,166	3,280
5.000%, 12–15–34	1,489	1,611
2.500%, 12–15–41	14,017	14,150
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates:		
5.500%, 4–1–20	1,164	1,245
3.000%, 1–1–33	9,598	9,562
6.000%, 11–1–36	376	409
Federal National Mortgage Association Agency REMIC/CMO:		
5.500%, 12–25–17	3,512	3,732
5.500%, 4–25–37	2,026	2,199
4.000%, 3–25–39	1,196	1,258
2.000%, 4–25–39	13,898	13,548
4.000%, 5–25–39	3,899	4,078
3.000%, 11–25–39	3,590	3,702
4.500%, 6–25–40	3,101	3,357
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.500%, 9–1–17	3,490	3,677
4.500%, 9–1–19	2,565	2,723
4.530%, 12–1–19	11,987	13,239
4.375%, 6–1–21	15,609	17,068
5.500%, 10–1–21	4,526	4,894
5.500%, 2–1–22	2,412	2,609
6.000%, 6–1–22	1,605	1,762
3.500%, 8–1–26	9,800	10,358
Government National Mortgage Association Agency REMIC/CMO:		
5.000%, 4–16–39	1,123	1,219
2.500%, 9–20–40	10,984	11,074
2.000%, 3–16–42	14,058	13,709
		146,522

TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 11.8%		$188,199

(Cost: $189,973)

UNITED STATES GOVERNMENT OBLIGATIONS

	Principal	Value
Treasury Obligations – 6.2%		
United States Treasury Notes:		
2.375%, 8–31–14 (B)	10,000	10,206
2.375%, 2–28–15	10,000	10,306
2.500%, 4–30–15	35,000	36,248
2.125%, 5–31–15	12,500	12,887
1.750%, 5–31–16	13,000	13,419
1.500%, 7–31–16	15,000	15,381
		98,447

TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 6.2%		$ 98,447

(Cost: $95,901)

SHORT-TERM SECURITIES

	Principal	Value
Commercial Paper – 8.8%		
Automatic Data Processing Inc., 0.050%, 10–2–13 (C)	$ 5,000	$ 5,000
Becton Dickinson & Co., 0.140%, 10–10–13 (C)	10,000	10,000
BHP Billiton Finance (USA) Limited (GTD by BHP Billiton Limited), 0.190%, 11–20–13 (C)	3,000	2,999
Caterpillar Financial Services Corporation (GTD by Caterpillar Inc.), 0.070%, 11–22–13 (C)	15,000	14,997
CVS Caremark Corporation:		
0.180%, 10–4–13 (C)	2,000	2,000
0.180%, 10–7–13 (C)	5,000	5,000
Danaher Corporation, 0.090%, 10–25–13 (C)	5,000	5,000
Diageo Capital plc (GTD by Diageo plc), 0.200%, 10–9–13 (C)	3,000	3,000
E.I. du Pont de Nemours and Company, 0.070%, 10–15–13 (C)	20,000	19,998
Exxon Mobil Corporation:		
0.170%, 10–10–13 (C)	5,000	5,000
0.160%, 10–15–13 (C)	10,000	9,999
Harley-Davidson Financial Services (GTD by Harley-Davidson Credit Corp.), 0.170%, 10–16–13 (C)	5,000	5,000
Hewlett-Packard Company, 0.360%, 10–21–13 (C)	4,000	3,999
John Deere Financial Inc. (GTD by John Deere Capital Corporation), 0.080%, 10–15–13 (C)	6,000	6,000
L Air Liquide S.A.:		
0.130%, 10–11–13 (C)	4,000	4,000
0.200%, 10–23–13 (C)	3,725	3,725
McCormick & Co. Inc., 0.160%, 10–1–13 (C)	5,000	5,000
PACCAR Financial Corp. (GTD by PACCAR Inc.), 0.050%, 10–1–13 (C)	6,000	6,000
St. Jude Medical, Inc., 0.090%, 10–1–13 (C)	5,143	5,143
Straight-A Funding, LLC (GTD by Federal Financing Bank), 0.070%, 10–7–13 (C)	10,400	10,400

SHORT-TERM SECURITIES

(Continued)	Principal	Value
Commercial Paper (Continued)		
Virginia Electric and		
Power Company:		
0.260%,		
10–11–13 (C)	$5,000	$ 5,000
0.260%,		
10–16–13 (C)	3,000	3,000
		140,260
Master Note – 0.1%		
Toyota Motor Credit		
Corporation,		
0.100%,		
10–2–13 (D)	$1,717	$ 1,717
TOTAL SHORT-TERM SECURITIES – 8.9%		$ 141,977
(Cost: $141,978)		
TOTAL INVESTMENT SECURITIES – 99.4%		$1,583,048
(Cost: $1,578,115)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.6%		9,113
NET ASSETS – 100.0%		$1,592,161

Notes To Schedule Of Investments

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2013, the total value of these securities amounted to $212,294 or 13.3% of net assets.

(B) All or a portion of the security position has been pledged as collateral on open futures contracts.

(C) Rate shown is the yield to maturity at September 30, 2013.

(D) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013. Date shown represents the date that the variable rate resets.

The following futures contracts were outstanding at September 30, 2013 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Market Value	Unrealized Depreciation
U.S. Treasury Long Bond	Short	12–31–13	450	$(60,019)	$(1,820)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Debt Securities	$ —	$1,134,586	$ 5,481
Municipal Bonds	—	14,358	—
United States Government Agency Obligations	—	188,199	—
United States Government Obligations	—	98,447	—
Short-Term Securities	—	141,977	—
Total	$ —	$1,577,567	$ 5,481
Liabilities			
Futures Contracts	$ 1,820	$ —	$ —

During the period ended September 30, 2013, securities totaling $5,681 were transferred from Level 2 to Level 3 due to the lack of observable market data due to decreased market activity or information for these securities.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.

Ivy Managed European/Pacific Fund

Ivy Pacific Opportunities Fund, Class I	78.6%
Ivy European Opportunities Fund, Class I	21.1%
Cash and Cash Equivalents	0.3%

Ivy Managed International Opportunities Fund

Ivy Pacific Opportunities Fund, Class I	38.2%
Ivy International Core Equity Fund, Class I	21.4%
Ivy International Growth Fund, Class I	20.4%
Ivy European Opportunities Fund, Class I	10.3%
Ivy Global Income Allocation Fund, Class I	9.6%
Cash and Cash Equivalents	0.1%

Ivy Managed Funds (in thousands) SEPTEMBER 30, 2013 (UNAUDITED)

Ivy Managed European/Pacific Fund

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy European Opportunities Fund, Class I (A)	551	$14,961
Ivy Pacific Opportunities Fund, Class I (A)	3,892	55,655
TOTAL AFFILIATED MUTUAL FUNDS – 99.7%		**$70,616**
(Cost: $54,169)		
SHORT-TERM SECURITIES – 0.4%	**Principal**	
Master Note		
Toyota Motor Credit Corporation, 0.100%, 10–2–13 (B)	$ 293	**$ 293**
(Cost: $293)		
TOTAL INVESTMENT SECURITIES – 100.1%		**$70,909**
(Cost: $54,462)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1%)		**(56)**
NET ASSETS – 100.0%		**$70,853**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$70,616	$ —	$ —
Short-Term Securities	—	293	—
Total	$70,616	$ 293	$ —

As of September 30, 2013, there were no transfers between Level 1 and 2 during the period.

Ivy Managed International Opportunities Fund

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy European Opportunities Fund, Class I (A)	724	$ 19,650
Ivy Global Income Allocation Fund, Class I	1,229	18,427
Ivy International Core Equity Fund, Class I (A)	2,284	41,029
Ivy International Growth Fund, Class I (A)	1,006	38,992
Ivy Pacific Opportunities Fund, Class I (A)	5,122	73,250
TOTAL AFFILIATED MUTUAL FUNDS – 99.9%		**$191,348**
(Cost: $153,591)		
SHORT-TERM SECURITIES – 0.1%	**Principal**	
Master Note		
Toyota Motor Credit Corporation, 0.100%, 10–2–13 (B)	$ 285	**$ 285**
(Cost: $285)		
TOTAL INVESTMENT SECURITIES – 100.0%		**$191,633**
(Cost: $153,876)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0%		**(114)**
NET ASSETS – 100.0%		**$191,519**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$191,348	$ —	$ —
Short-Term Securities	—	285	—
Total	$191,348	$ 285	$ —

As of September 30, 2013, there were no transfers between Level 1 and 2 during the period.

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	94.0%
Information Technology	25.1%
Health Care	20.3%
Consumer Discretionary	19.0%
Industrials	12.7%
Energy	5.6%
Financials	4.9%
Consumer Staples	4.2%
Telecommunication Services	1.7%
Materials	0.5%
Cash and Cash Equivalents	**6.0%**

Lipper Rankings

Category: Lipper Small-Cap Growth Funds	Rank	Percentile
1 Year	160/502	32
3 Year	186/446	42

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Quidel Corporation	Health Care
Natural Grocers by Vitamin Cottage, Inc.	Consumer Staples
SPS Commerce, Inc.	Information Technology
Arctic Cat Inc.	Consumer Discretionary
Multimedia Games Holding Company, Inc.	Consumer Discretionary
HealthStream, Inc.	Health Care
DXP Enterprises, Inc.	Industrials
Move, Inc.	Information Technology
Movado Group, Inc.	Consumer Discretionary
Spectranetics Corporation (The)	Health Care

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Micro Cap Growth Fund (in thousands) SEPTEMBER 30, 2013 (UNAUDITED)

COMMON STOCKS	Shares	Value
Air Freight & Logistics – 0.7%		
Pacer International, Inc. (A)	195	$ 1,204
Alternative Carriers – 1.5%		
inContact, Inc. (A)	175	1,442
Lumos Networks Corp.	47	1,023
		2,465
Apparel, Accessories & Luxury Goods – 1.6%		
Movado Group, Inc.	62	2,691
Application Software – 1.4%		
Callidus Software Inc. (A)	258	2,367
Asset Management & Custody Banks – 0.7%		
Internet Capital Group, Inc. (A)	84	1,192
Auto Parts & Equipment – 1.2%		
Amerigon Incorporated (A)	107	2,040
Automotive Retail – 0.4%		
America's Car-Mart, Inc. (A)	14	641
Biotechnology – 7.5%		
Acceleron Pharma Inc. (A)	35	787
Achillion Pharmaceuticals, Inc. (A)	182	551
BIND Therapeutics, Inc. (A)	25	357
Clovis Oncology, Inc. (A)	23	1,422
Enanta Pharmaceuticals, Inc. (A)	104	2,387
KaloBios Pharmaceuticals, Inc. (A)	127	574
LipoScience, Inc. (A)	117	587
NewLink Genetics Corporation (A)	72	1,348
Repligen Corporation (A)	68	749
Synergy Pharmaceuticals Inc. (A)	190	868
Vanda Pharmaceuticals Inc. (A)	122	1,336
Verastem, Inc. (A)	127	1,578
		12,544
Broadcasting – 0.4%		
Entravision Communications Corporation	121	714
Building Products – 3.4%		
American Woodmark Corporation (A)	49	1,698
Builders FirstSource, Inc. (A)	286	1,679
NCI Building Systems, Inc. (A)	81	1,036
PGT, Inc. (A)	109	1,075
		5,488
Casinos & Gaming – 1.7%		
Multimedia Games Holding Company, Inc. (A)	82	2,837

COMMON STOCKS (Continued)	Shares	Value
Commercial Printing – 0.6%		
InnerWorkings, Inc. (A)	101	$ 987
Communications Equipment – 4.1%		
Applied Optoelectronics, Inc. (A)	69	694
Ixia (A)	65	1,014
Procera Networks, Inc. (A)	87	1,344
Ruckus Wireless, Inc (A)	59	988
ShoreTel, Inc. (A)	162	981
Ubiquiti Networks, Inc.	56	1,867
		6,888
Computer Storage & Peripherals – 1.6%		
Datalink Corporation (A)	124	1,675
Immersion Corporation (A)	72	947
		2,622
Construction & Farm Machinery & Heavy Trucks – 2.2%		
Commercial Vehicle Group, Inc. (A)	70	560
Greenbrier Companies, Inc. (The) (A)	54	1,335
Wabash National Corporation (A)	159	1,857
		3,752
Consumer Finance – 1.5%		
Regional Management Corp. (A)	81	2,569
Electrical Components & Equipment – 0.1%		
LSI Industries Inc.	29	241
Electronic Equipment & Instruments – 1.0%		
Control4 Corporation (A)	37	643
CUI Global, Inc. (A)	166	955
		1,598
Electronic Manufacturing Services – 0.2%		
Uni-Pixel, Inc. (A)	21	378
Food Distributors – 0.8%		
Chefs' Warehouse Holdings, LLC (The) (A)	58	1,335
Food Retail – 2.0%		
Natural Grocers by Vitamin Cottage, Inc. (A)	85	3,383
Health Care Equipment – 4.0%		
Cardiovascular Systems Inc. (A)	55	1,095
Cynosure, Inc., Class A (A)	70	1,585
Rockwell Medical, Inc. (A)	168	1,918
Sunshine Heart, Inc. (A)	141	1,636
Syneron Medical Ltd. (A)	54	469
		6,703
Health Care Supplies – 4.5%		
Quidel Corporation (A)	120	3,413

COMMON STOCKS (Continued)	Shares	Value
Health Care Supplies (Continued)		
Spectranetics Corporation (The) (A)	160	$ 2,685
TearLab Corp. (A)	131	1,449
		7,547
Health Care Technology – 2.2%		
HealthStream, Inc. (A)	74	2,792
Streamline Health Solutions, Inc. (A)	110	835
		3,627
Heavy Electrical Equipment – 0.8%		
Power Solutions International, Inc. (A)	3	195
PowerSecure International, Inc. (A)	74	1,193
		1,388
Home Improvement Retail – 0.7%		
Tile Shop Holdings, Inc. (A)	38	1,121
Homebuilding – 1.1%		
M/I Homes, Inc. (A)	61	1,266
Wiliam Lyon Homes, Class A (A)	28	571
		1,837
Homefurnishing Retail – 0.8%		
Kirkland's, Inc. (A)	73	1,337
Internet Software & Services – 7.4%		
Boingo Wireless, Inc. (A)	94	658
Envestnet, Inc. (A)	83	2,564
Gogo Inc. (A)	62	1,100
Move, Inc. (A)	159	2,695
Responsys, Inc. (A)	97	1,604
SciQuest, Inc. (A)	27	615
SPS Commerce, Inc. (A)	46	3,077
Tremor Video, Inc. (A)	43	400
		12,713
IT Consulting & Other Services – 2.1%		
InterXion Holding N.V. (A)	58	1,299
Official Payments Holdings, Inc. (A)	85	703
Virtusa Corporation (A)	50	1,462
		3,464
Leisure Facilities – 0.6%		
Town Sports International Holdings, Inc.	78	1,018
Leisure Products – 3.1%		
Arctic Cat Inc.	51	2,886
Black Diamond, Inc. (A)	85	1,034
Nautilus Group, Inc. (The) (A)	168	1,212
		5,132

Ivy Micro Cap Growth Fund (in thousands) SEPTEMBER 30, 2013 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Managed Health Care – 0.8%		
Molina Healthcare, Inc. (A)	39	$ 1,374
Movies & Entertainment – 1.3%		
Rentrak Corporation (A)	64	2,101
Oil & Gas Drilling – 0.6%		
Pioneer Drilling Company (A)	141	1,062
Oil & Gas Equipment & Services – 3.4%		
Basic Energy Services, Inc. (A)	152	1,924
RigNet, Inc. (A)	65	2,347
Willbros Group, Inc. (A)	138	1,268
		5,539
Oil & Gas Exploration & Production – 1.6%		
Emerald Oil, Inc. (A)	239	1,720
Triangle Petroleum Corporation (A)	107	1,046
		2,766
Packaged Foods & Meats – 0.5%		
Inventure Foods, Inc. (A)	79	832
Personal Products – 0.9%		
Inter Parfums, Inc.	51	1,526
Pharmaceuticals – 1.3%		
NuPathe Inc. (A)	60	144
Pacira Pharmaceuticals, Inc. (A)	43	2,082
		2,226
Regional Banks – 0.9%		
TriState Capital Holdings, Inc. (A)	111	1,435
Restaurants – 5.9%		
Chuy's Holdings, Inc. (A)	58	2,066
Del Frisco's Restaurant Group, Inc. (A)	68	1,368
Diversified Restaurant Holdings, Inc. (A)	75	493
Fiesta Restaurant Group, Inc. (A)	67	2,507
Noodles & Company, Class A (A)	18	772
Red Robin Gourmet Burgers, Inc. (A)	24	1,714
Ruth's Hospitality Group, Inc.	101	1,197
		10,117
Security & Alarm Services – 0.5%		
MiX Telematics Limited ADR (A)	58	851

COMMON STOCKS (Continued)	Shares	Value
Semiconductor Equipment – 1.7%		
FormFactor, Inc. (A)	122	$ 833
Nanometrics Incorporated (A)	64	1,027
Nova Measuring Instruments Ltd. (A)	117	1,037
		2,897
Semiconductors – 2.3%		
Exar Corporation (A)	92	1,233
MagnaChip Semiconductor Corporation (A)	58	1,244
RDA Microelectronics, Inc., ADR	93	1,422
		3,899
Steel – 0.5%		
Universal Stainless & Alloy Products, Inc. (A)	24	781
Systems Software – 3.5%		
Covisint Corporation (A)	21	265
Gigamon Inc. (A)	46	1,770
Imperva, Inc. (A)	30	1,277
Proofpoint, Inc. (A)	79	2,528
		5,840
Thrifts & Mortgage Finance – 0.6%		
PennyMac Financial Services, Inc., Class A (A)	55	1,030
Trading Companies & Distributors – 1.6%		
DXP Enterprises, Inc. (A)	35	2,724
Trucking – 2.8%		
Celadon Group, Inc.	79	1,469
Marten Transport, Ltd.	69	1,188
Roadrunner Transportation Systems, Inc. (A)	75	2,119
		4,776
Wireless Telecommunication Service – 0.2%		
RingCentral, Inc., Class A (A)	17	314
TOTAL COMMON STOCKS – 92.8%		**$155,913**
(Cost: $116,728)		

INVESTMENT FUNDS	Shares	Value
Registered Investment Companies – 1.2%		
iShares Russell 2000 Growth Index Fund	16	1,988
TOTAL INVESTMENT FUNDS – 1.2%		**$ 1,988**
(Cost: $1,784)		

SHORT–TERM SECURITIES	Principal	Value
Commercial Paper – 5.2%		
Abbott Laboratories, 0.070%, 10–21–13 (B)	$2,884	$ 2,884
CVS Caremark Corporation, 0.180%, 10–4–13 (B)	3,000	3,000
St. Jude Medical, Inc., 0.090%, 10–1–13 (B)	2,881	2,881
		8,765
Master Note – 2.0%		
Toyota Motor Credit Corporation, 0.100%, 10–2–13 (C)	3,353	3,353
TOTAL SHORT-TERM SECURITIES – 7.2%		**$ 12,118**
(Cost: $12,118)		
TOTAL INVESTMENT SECURITIES – 101.2%		**$170,019**
(Cost: $130,630)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.2%)		**(2,031)**
NET ASSETS – 100.0%		**$167,988**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at September 30, 2013.

(C)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$155,913	$ —	$ —
Investment Funds	1,988	—	—
Short-Term Securities	—	12,118	—
Total	$157,901	$ 12,118	$ —

As of September 30, 2013, there were no transfers between Level 1 and 2 during the period.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

Ivy Mid Cap Growth Fund

Asset Allocation

Stocks	**94.9%**
Consumer Discretionary	24.1%
Information Technology	20.7%
Industrials	16.3%
Health Care	12.1%
Financials	8.1%
Energy	7.3%
Consumer Staples	5.2%
Materials	1.1%
Purchased Options	**0.2%**
Cash and Cash Equivalents	**4.9%**

Lipper Rankings

Category: Lipper Mid-Cap Growth Funds	Rank	Percentile
1 Year	227/380	60
3 Year	172/347	50
5 Year	40/305	14
10 Year	24/215	12

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Microchip Technology Incorporated	Information Technology
CarMax, Inc.	Consumer Discretionary
Fastenal Company	Industrials
Ulta Salon, Cosmetics & Fragrance, Inc.	Consumer Discretionary
Pall Corporation	Industrials
Varian Medical Systems, Inc.	Health Care
First Republic Bank	Financials
Northern Trust Corporation	Financials
Expeditors International of Washington, Inc.	Industrials
Dunkin' Brands Group, Inc.	Consumer Discretionary

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Mid Cap Growth Fund *(in thousands)* SEPTEMBER 30, 2013 (UNAUDITED)

COMMON STOCKS	Shares	Value
Air Freight & Logistics – 2.1%		
Expeditors International of Washington, Inc.	1,974	$ 86,955
Apparel Retail – 1.1%		
DSW Inc., Class A	543	46,320
Apparel, Accessories & Luxury Goods – 6.0%		
Burberry Group plc (A)	1,733	45,835
Michael Kors Holdings Limited (B)	619	46,094
Tumi Holdings, Inc. (B)	1,014	20,429
Under Armour, Inc., Class A (B)	1,070	85,027
V.F. Corporation	250	49,832
		247,217
Application Software – 3.7%		
ANSYS, Inc. (B)	736	63,661
Solera Holdings, Inc.	961	50,796
Ultimate Software Group, Inc. (The) (B)	251	36,943
		151,400
Asset Management & Custody Banks – 3.0%		
Northern Trust Corporation	1,622	88,202
Oaktree Capital Group, LLC	646	33,821
		122,023
Auto Parts & Equipment – 1.4%		
Gentex Corporation	2,194	56,133
Automotive Retail – 2.5%		
CarMax, Inc. (B)	2,083	100,980
Biotechnology – 1.0%		
Medivation, Inc. (B)	681	40,835
Building Products – 1.9%		
Fortune Brands Home & Security, Inc.	1,871	77,881
Coal & Consumable Fuels – 1.0%		
Joy Global Inc.	805	41,067
Communications Equipment – 2.4%		
Aruba Networks, Inc. (B)	2,332	38,803
F5 Networks, Inc. (B)	608	52,140
Palo Alto Networks, Inc. (B)	165	7,551
		98,494
Computer Storage & Peripherals – 1.9%		
Fusion-io, Inc. (B)	2,126	28,461
NetApp, Inc.	1,182	50,366
		78,827
Consumer Electronics – 2.0%		
Harman International Industries, Incorporated	1,227	81,284
Data Processing & Outsourced Services – 2.0%		
Vantiv, Inc., Class A (B)	2,911	81,326
Department Stores – 1.2%		
Nordstrom, Inc.	889	$ 49,945
Distillers & Vintners – 1.0%		
Brown-Forman Corporation, Class B	610	41,542
Distributors – 2.1%		
LKQ Corporation (B)	2,689	85,673
Electrical Components & Equipment – 2.7%		
Polypore International, Inc. (B)	1,709	70,001
Roper Industries, Inc.	313	41,548
		111,549
Electronic Manufacturing Services – 1.4%		
Trimble Navigation Limited (B)	1,925	57,203
Environmental & Facilities Services – 1.3%		
Stericycle, Inc. (B)	477	55,000
Fertilizers & Agricultural Chemicals – 1.1%		
Scotts Miracle-Gro Company (The)	818	45,020
Health Care Distributors – 1.7%		
Henry Schein, Inc. (B)	673	69,738
Health Care Equipment – 4.9%		
Intuitive Surgical, Inc. (B)	138	52,057
Varian Medical Systems, Inc. (B)	1,222	91,320
Zimmer Holdings, Inc.	748	61,435
		204,812
Health Care Facilities – 2.1%		
Acadia Healthcare Company, Inc. (B)	644	25,383
Hologic, Inc. (B)	2,849	58,828
		84,211
Health Care Services – 0.4%		
Premier Inc. (B)	514	16,303
Health Care Supplies – 0.5%		
DENTSPLY International Inc.	464	20,147
Homefurnishing Retail – 1.1%		
Williams-Sonoma, Inc.	802	45,055
Hotels, Resorts & Cruise Lines – 1.3%		
Norwegian Cruise Line Holdings Ltd. (B)	1,713	52,851
Industrial Machinery – 4.9%		
Graco Inc.	452	33,492
IDEX Corporation	1,085	70,798
Pall Corporation	1,210	93,196
		197,486
Internet Software & Services – 2.1%		
OpenTable, Inc. (B)	563	$ 39,389
Zillow, Inc. (B)	554	46,780
		86,169
IT Consulting & Other Services – 2.0%		
Teradata Corporation (B)	1,461	81,001
Leisure Products – 1.0%		
Mattel, Inc.	1,009	42,216
Life Sciences Tools & Services – 1.5%		
Agilent Technologies, Inc.	1,186	60,807
Oil & Gas Drilling – 1.1%		
Patterson-UTI Energy, Inc.	2,134	45,626
Oil & Gas Equipment & Services – 1.2%		
Dril-Quip, Inc. (B)	415	47,598
Oil & Gas Exploration & Production – 4.0%		
Cabot Oil & Gas Corporation	1,228	45,816
Continental Resources, Inc. (B)	556	59,663
Southwestern Energy Company (B)	1,647	59,916
		165,395
Packaged Foods & Meats – 3.2%		
Hain Celestial Group, Inc. (The) (B)	869	67,040
Mead Johnson Nutrition Company	843	62,575
		129,615
Personal Products – 1.0%		
Coty Inc., Class A	2,464	39,940
Regional Banks – 5.1%		
First Republic Bank	1,928	89,896
Signature Bank (B)	906	82,890
UMB Financial Corporation	716	38,913
		211,699
Research & Consulting Services – 1.0%		
Verisk Analytics, Inc., Class A (B)	635	41,259
Restaurants – 2.1%		
Dunkin' Brands Group, Inc.	1,904	86,158
Semiconductors – 4.2%		
Cavium Inc. (B)	805	33,177
Microchip Technology Incorporated	2,673	107,679
Skyworks Solutions, Inc. (B)	1,373	34,100
		174,956

Ivy Mid Cap Growth Fund (in thousands) SEPTEMBER 30, 2013 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Specialty Stores – 2.3%		
Ulta Salon, Cosmetics & Fragrance, Inc. (B)	$ 784	$ 93,631
Systems Software – 1.0%		
ServiceNow, Inc. (B)	759	39,446
Trading Companies & Distributors – 2.4%		
Fastenal Company	1,947	97,860
TOTAL COMMON STOCKS – 94.9%		**$3,890,653**
(Cost: $3,081,195)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	
NASDAQ 100 Index, Put $3,140.00, Expires 10–19–13	800	1,364
Russell 2000 Index, Put $1,045.00, Expires 10–19–13	3,372	2,782
SPDR S&P MidCap 400 ETF Trust:		
Put $220.00, Expires 10–19–13	9,951	1,567
Put $225.00, Expires 10–19–13	8,142	2,382
TOTAL PURCHASED OPTIONS – 0.2%		**$ 8,095**
(Cost: $8,390)		

SHORT-TERM SECURITIES	Principal	Value
Certificate Of Deposit – 0.2%		
Citibank, N.A., 0.260%, 11–25–13	5,000	5,000
Toronto-Dominion Bank, 0.110%, 10–17–13	5,000	5,000
		10,000
Commercial Paper – 3.7%		
Anheuser-Busch InBev Worldwide Inc. (GTD by AB INBEV/BBR/COB), 0.250%, 12–4–13 (C)	$ 2,000	$ 1,999
Automatic Data Processing Inc., 0.050%, 10–2–13 (C)	3,000	3,000
CVS Caremark Corporation:		
0.180%, 10–4–13 (C)	2,000	2,000
0.290%, 12–3–13 (C)	5,000	4,997
Danaher Corporation:		
0.090%, 10–24–13 (C)	5,000	5,000
0.090%, 10–25–13 (C)	10,000	9,999
Diageo Capital plc (GTD by Diageo plc), 0.200%, 10–8–13 (C)	8,000	8,000
Enbridge Inc., 0.280%, 10–16–13 (C)	7,400	7,399
Exxon Mobil Corporation, 0.170%, 10–10–13 (C)	10,000	10,000
John Deere Financial Inc. (GTD by John Deere Capital Corporation), 0.060%, 10–10–13 (C)	7,000	7,000
John Deere Financial Limited (GTD by John Deere Capital Corporation), 0.060%, 10–3–13 (C)	7,000	7,000
Kellogg Co., 0.160%, 10–1–13 (C)	5,000	5,000
L Air Liquide S.A., 0.200%, 11–22–13 (C)	9,268	9,265
McCormick & Co. Inc., 0.160%, 10–1–13 (C)	13,617	13,617
National Oilwell Varco, Inc., 0.200%, 10–30–13 (C)	5,000	4,999
Straight-A Funding, LLC (GTD by Federal Financing Bank), 0.070%, 10–7–13 (C)	22,953	22,954
Target Corporation, 0.060%, 10–17–13 (C)	19,500	19,499
Verizon Communications Inc., 0.210%, 10–21–13 (C)	6,000	5,999
		147,727
Master Note – 0.0%		
Toyota Motor Credit Corporation, 0.100%, 10–2–13 (D)	$ 313	$ 313
United States Government Agency Obligations – 0.3%		
Overseas Private Investment Corporation (GTD by United States Government):		
0.130%, 10–7–13 (D)	7,692	7,762
0.130%, 10–7–13 (D)	5,270	5,270
		13,032
TOTAL SHORT-TERM SECURITIES – 4.2%		**$ 171,072**
(Cost: $171,004)		
TOTAL INVESTMENT SECURITIES – 99.3%		**$4,069,820**
(Cost: $3,260,589)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.7%		**27,680**
NET ASSETS – 100.0%		**$4,097,500**

Notes to Schedule of Investments

(A) Listed on an exchange outside the United States.

(B) No dividends were paid during the preceding 12 months.

(C) Rate shown is the yield to maturity at September 30, 2013.

(D) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2013. See Note 2 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$3,890,653	$ —	$ —
Purchased Options	8,095	—	—
Short-Term Securities	—	171,072	—
Total	$3,898,748	$ 171,072	$ —

During the period ended September 30, 2013, securities totaling $12,962 were transferred from Level 3 to Level 2 due to the increased availability of observable market data due to increased market activity or information for these securities.

The following acronym is used throughout this schedule:

GTD = Guaranteed

See Accompanying Notes to Financial Statements.

Ivy Money Market Fund

Asset Allocation

Corporate Obligations	**71.7%**
Notes	32.0%
Commercial Paper	30.2%
Certificate Of Deposit	8.6%
Master Note	0.9%
Municipal Obligations	**26.3%**
United States Government and Government Agency Obligations	**1.4%**
Cash and Other Assets, Net of Liabilities	**0.6%**

Lipper Rankings

Category: Lipper Money Market Funds	Rank	Percentile
1 Year	39/228	18
3 Year	32/218	15
5 Year	11/202	6
10 Year	87/173	50

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Ivy Money Market Fund *(in thousands)* SEPTEMBER 30, 2013 (UNAUDITED)

CORPORATE OBLIGATIONS	Principal	Value
Certificate Of Deposit		
Banco del Estado de Chile:		
0.225%, 10–9–13	$ 700	$ 700
0.410%, 10–22–13 (A)	2,700	2,700
0.220%, 1–10–14	1,500	1,500
Bank of America, N.A.:		
0.260%, 11–21–13	3,200	3,200
0.210%, 11–25–13	2,300	2,300
Citibank, N.A.:		
0.170%, 11–25–13	4,000	4,000
0.170%, 11–26–13	4,000	4,000
Total Certificate Of Deposit – 8.6%		**18,400**
Commercial Paper		
Anheuser-Busch InBev Worldwide Inc. (GTD by AB INBEV/BBR/COB):		
0.170%, 10–18–13 (B)	700	700
0.190%, 11–4–13 (B)	1,400	1,400
0.200%, 11–12–13 (B)	1,600	1,599
0.230%, 11–18–13 (B)	2,150	2,149
0.190%, 11–22–13 (B)	4,600	4,599
BHP Billiton Finance (USA) Limited (GTD by BHP Billiton Limited):		
0.120%, 11–20–13 (B)	1,000	1,000
0.130%, 12–18–13 (B)	1,000	1,000
COFCO Capital Corp. (GTD by Rabobank Nederland), 0.190%, 10–18–13 (B)	3,500	3,500
Corporacion Andina de Fomento:		
0.431%, 10–8–13 (B)	2,100	2,100
0.380%, 10–28–13 (B)	1,750	1,749
0.180%, 11–18–13 (B)	1,500	1,500
0.300%, 11–26–13 (B)	4,000	3,998
GlaxoSmithKline Finance plc (GTD by GlaxoSmithKline plc), 0.100%, 10–2–13 (B)	2,500	2,500
ICICI Bank Limited (GTD by Bank of America, N.A.), 0.260%, 12–6–13 (B)	8,100	8,096
ICICI Bank Limited (GTD by Wells Fargo Bank, N.A.), 0.290%, 12–17–13 (B)	2,750	2,748
J.P. Morgan Chase & Co., 0.350%, 10–22–13 (A)(B)	1,573	1,573
L Air Liquide S.A.:		
0.170%, 10–28–13 (B)	2,100	2,099
0.140%, 11–22–13 (B)	732	732
0.150%, 11–27–13 (B)	3,250	3,249
0.170%, 12–2–13 (B)	900	900
National Oilwell Varco, Inc., 0.120%, 11–26–13 (B)	1,000	1,000
PACCAR Financial Corp. (GTD by PACCAR Inc.), 0.050%, 10–1–13 (B)	1,000	1,000
River Fuel Company #2, Inc. (GTD by Bank of Nova Scotia), 0.160%, 10–31–13 (B)	1,561	1,561

CORPORATE OBLIGATIONS (Continued)	Principal	Value
Commercial Paper (Continued)		
River Fuel Funding Company #3, Inc. (GTD by Bank of Nova Scotia), 0.120%, 10–3–13 (B)	$2,300	$ 2,300
River Fuel Trust #1 (GTD by Bank of Nova Scotia), 0.230%, 10–31–13 (B)	1,381	1,381
St. Jude Medical, Inc.:		
0.140%, 10–15–13 (B)	4,000	4,000
0.170%, 10–25–13 (B)	5,129	5,128
Wisconsin Electric Power Co., 0.100%, 10–1–13 (B)	845	845
Total Commercial Paper – 30.2%		**64,406**
Master Note		
Toyota Motor Credit Corporation, 0.100%, 10–2–13 (C)	1,995	1,995
Total Master Note – 0.9%		**1,995**
Notes		
American Honda Finance Corp., 1.850%, 9–19–14	900	913
American Honda Finance Corp. (GTD by Honda Motor Co.):		
0.288%, 10–17–13 (C)	1,200	1,200
0.300%, 11–8–13 (C)	4,600	4,600
0.280%, 12–5–13 (C)	4,050	4,050
Banco del Estado de Chile, 0.390%, 10–22–13 (C)	5,200	5,200
Bank of Nova Scotia:		
0.240%, 10–1–13 (C)	1,700	1,700
0.520%, 10–3–13 (C)	1,500	1,501
CA GO Bonds, Ser 2005A3 (GTD by Bank of America, N.A.), 0.060%, 10–7–13 (C)	1,570	1,570
Caterpillar Financial Services Corporation, 6.125%, 2–17–14	2,171	2,219
Coca-Cola Company (The), 0.750%, 11–15–13	1,000	1,001
Danaher Corporation, 1.300%, 6–23–14	1,750	1,762
General Electric Capital Corporation:		
0.900%, 10–7–13 (C)	1,592	1,597
2.100%, 1–7–14	3,000	3,014
IBM International Group Capital LLC (GTD by International Business Machines Corporation), 0.560%, 11–26–13 (C)	1,500	1,500
J.P. Morgan Chase & Co.:		
0.350%, 10–22–13 (C)	1,250	1,250
1.060%, 10–24–13 (C)	1,800	1,805
0.340%, 12–14–13 (C)	3,550	3,550
2.050%, 1–24–14	600	603
4.650%, 6–1–14	2,352	2,416

CORPORATE OBLIGATIONS (Continued)	Principal	Value
Notes (Continued)		
John Deere Capital Corporation, 0.370%, 10–12–13 (C)	$ 300	$ 300
Johnson City, TN Hlth and Edu Fac, Hosp Rev Bonds(Mountain States Hlth Alliance), Ser 2013A (GTD by U.S. Bank, N.A.), 0.070%, 10–7–13 (C)	760	760
Kimberly-Clark Corporation, 4.215%, 12–19–13	3,200	3,227
PACCAR Financial Corp., 0.500%, 12–8–13 (C)	1,500	1,502
PepsiCo, Inc., 0.875%, 10–25–13	3,100	3,101
Target Corporation, 0.430%, 10–18–13 (C)	1,035	1,037
Toyota Motor Credit Corporation:		
0.260%, 10–1–13 (C)	2,000	2,000
0.260%, 11–22–13 (C)	6,000	6,000
Trap Rock Industries, Inc., Var Demand Bonds, Ser 2005 (GTD by Wachovia Bank, N.A.), 0.190%, 10–7–13 (C)	1,135	1,135
Wells Fargo & Company, 3.750%, 10–1–14	2,200	2,272
Wells Fargo Bank, N.A.:		
0.320%, 10–20–13 (C)	2,000	2,000
0.310%, 12–11–13 (C)	1,500	1,500
0.300%, 12–17–13 (C)	1,800	1,800
Total Notes – 32.0%		**68,085**
TOTAL CORPORATE OBLIGATIONS – 71.7%		**$152,886**
(Cost: $152,886)		

MUNICIPAL OBLIGATIONS	Principal	Value
California – 1.7%		
Fremont (Alameda Cnty, CA), Fremont Public Fin Auth (U.S. Bank, N.A.), 0.060%, 10–7–13 (C)	795	795
Irvine Unif Sch Dist, Cmnty Fac Dist No. 09-1, Adj Rate Spl Tax Bonds, Ser 2012A (GTD by U.S. Bank, N.A.), 0.040%, 10–1–13 (C)	1,250	1,250
Muni Impvt Corp of Los Angeles, Lease Rev, Ser B-1 (Taxable), (GTD by Wells Fargo Bank, N.A.), 0.150%, 12–9–13	1,500	1,500
		3,545

Ivy Money Market Fund *(in thousands)* SEPTEMBER 30, 2013 (UNAUDITED)

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Colorado – 3.0%		
Castle Rock, CO, Cert of Part, Ser 2008 (GTD by Wells Fargo Bank, N.A.), 0.110%, 10–7–13 (C)	$3,000	$3,000
CO Hsng and Fin Auth, Multifam Hsng Rev Bonds (Greentree Vlg Apts Proj), Ser 2007 (GTD by U.S. Bank, N.A.), 0.080%, 10–7–13 (C)	2,700	2,700
Exempla Gen Impvt Dist of Lafayette, CO, Spl Impvt Dist No. 02-01, Spl Assmt Rev Rfdg and Impvt Bonds, Ser 2002 (GTD by Wells Fargo Bank, N.A.), 0.070%, 10–7–13 (C)	475	475
Sheridan Redev Agy CO Tax, Var Rfdg S Santa Fe Dr Corridor Redev PJ-Ser A-1 (GTD by JPMorgan Chase & Co.), 0.300%, 10–7–13 (C)	250	250
		6,425
Georgia – 2.3%		
Dev Auth of Monroe Cty, Pollutn Ctl Rev Bonds (GA Power Co Plant Scherer Proj), First Ser 2008 (GTD by Georgia Power Company), 0.080%, 10–1–13 (C)	1,618	1,618
Muni Elec Auth GA, Gen Resolution Proj Bond Anticipation Notes, Ser B (Taxable), (GTD by Wells Fargo Bank, N.A.), 0.150%, 10–8–13	3,379	3,379
		4,997
Kansas – 1.8%		
Univ of KS Hosp Auth, Var Rate Demand Hlth Fac Rev Bonds (KU Hlth Sys), Ser 2004, 0.080%, 10–1–13 (C)	3,760	3,760
Louisiana – 1.6%		
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2008A (GTD by Air Products and Chemicals, Inc.), 0.060%, 10–1–13 (C)	2,411	2,411
Parish of St. Bernard, LA, Exempt Fac Rev Bonds (Mobil Oil Corp Proj), Ser 1996 (GTD by Exxon Mobil Corporation), 0.060%, 10–1–13 (C)	1,000	1,000
		3,411
Maryland – 0.9%		
MD Hlth and Higher Edu Fac Auth Rev Bonds, Anne Arundel Hlth Sys Issue, Ser 2009A (GTD by Toronto Dominion Bank), 0.140%, 10–7–13 (C)	$1,915	$1,915
Michigan – 0.7%		
MI Strategic Fund, Var Rate Demand Ltd Oblig Rev Bonds (Air Products and Chemicals, Inc. Proj), Ser 2007 (GTD by Bank of New York (The)), 0.060%, 10–1–13 (C)	1,500	1,500
Minnesota – 0.3%		
Minneapolis, MN, Var Rate Demand Rev Bonds (People Serving People Proj), Ser 2000A, 0.080%, 10–1–13 (C)	630	630
Mississippi – 2.5%		
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007B (GTD by Chevron Corporation), 0.060%, 10–1–13 (C)	2,783	2,783
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007D (GTD by Chevron Corporation), 0.060%, 10–1–13 (C)	1,210	1,210
MS Business Fin Corp, Gulf Opp Zone Indl Dev Var Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007D (GTD by Chevron Corporation), 0.050%, 10–1–13 (C)	1,300	1,300
		5,293
Missouri – 0.4%		
Kansas City, MO, Var Rate Demand Taxable Spl Oblig Rfdg Bonds (President Hotel Redev Proj), Ser 2009B (GTD by JPMorgan Chase & Co.), 0.170%, 10–7–13 (C)	950	950
New York – 1.3%		
NY Hsng Fin Agy, Related West 30th Street Hsng Rev Bonds, Ser 2012 A-1 (GTD by Wells Fargo Bank, N.A.), 0.050%, 10–7–13 (C)	500	500
NY Hsng Fin Agy, Related-Caroline Apt Hsng Rev Bonds, Ser 2008A (GTD by Federal Home Loan Mortgage Corporation), 0.090%, 10–7–13 (C)	$ 2,000	$ 2,000
NYC GO Bonds, Fiscal 2006 Ser E (GTD by Bank of America, N.A.), 0.080%, 10–7–13 (C)	361	361
		2,861
Texas – 7.2%		
Harris Cnty Hosp Dist, Sr Lien Rfdg Rev Bonds, Ser 2010 (GTD by JPMorgan Chase & Co.), 0.070%, 10–7–13 (C)	10,035	10,035
Port Arthur Nav Dist Indl Dev Corp, Exempt Fac Var Rate Rev Bnds (Air Prdts Proj), Ser 2005 (GTD by Air Products and Chemicals, Inc.), 0.060%, 10–1–13 (C)	2,925	2,925
Port Arthur Nav Dist Indl Dev Corp, Exempt Fac Var Rate Rev Bnds (Air Prdts Proj), Ser 2006 (GTD by Air Products and Chemicals, Inc.), 0.060%, 10–1–13 (C)	2,300	2,300
		15,260
Wisconsin – 1.3%		
Ladysmith, WI, Var Rate Demand Indl Dev Rev Bonds (Indeck Ladysmith, LLC Proj), Ser 2009A (GTD by Wells Fargo Bank, N.A.), 0.240%, 10–7–13 (C)	1,465	1,465
WI Hlth and Edu Fac Auth, Wheaton Franciscan Svc, Inc., Sys Var Rate Rev Bonds, Ser 2003B (GTD by U.S. Bank, N.A.), 0.070%, 10–7–13 (C)	1,375	1,375
		2,840
Wyoming – 1.3%		
Uinta Cnty, WY, Pollutn Ctl Rfdg Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 1992 (GTD by Chevron Corporation), 0.050%, 10–1–13 (C)	2,783	2,783
TOTAL MUNICIPAL OBLIGATIONS – 26.3%		**$56,170**

(Cost: $56,170)

Ivy Money Market Fund *(in thousands)* SEPTEMBER 30, 2013 (UNAUDITED)

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
United States Government Agency Obligations		
Overseas Private Investment Corporation (GTD by United States Government):		
0.130%, 10–2–13 (C)	$1,474	$ 1,474
0.130%, 10–7–13 (C)	750	750
Totem Ocean Trailer Express, Inc. (GTD by United States Government), 0.510%, 10–30–13 (C)	823	822
Total United States Government Agency Obligations – 1.4%		**3,046**
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 1.4%		**$ 3,046**
(Cost: $3,046)		
TOTAL INVESTMENT SECURITIES – 99.4%		**$212,102**
(Cost: $212,102)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.6%		**1,128**
NET ASSETS – 100.0%		**$213,230**

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013. Date shown represents the date that the variable rate resets or the next demand date.

(B)Rate shown is the yield to maturity at September 30, 2013.

(C)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013.

The following table is a summary of the valua tion of the Fund's investments by the fair value hierarchy levels as of September 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Obligations	$ —	$152,886	$ —
Municipal Obligations	—	56,170	—
United States Government Agency Obligations	—	3,046	—
Total	$ —	$212,102	$ —

There were no transfers between any levels during the period ended September 30, 2013.

The following acronym is used throughout this schedule:

GTD = Guaranteed

See Accompanying Notes to Financial Statements.

Ivy Municipal Bond Fund

Asset Allocation

Bonds	**94.8%**
Municipal Bonds	94.8%
Cash and Cash Equivalents	**5.2%**

Lipper Rankings

Category: Lipper General Municipal Debt Funds	Rank	Percentile
1 Year	69/257	27
3 Year	111/225	50
5 Year	57/207	28
10 Year	52/161	33

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**86.0%**
AAA	2.5%
AA	28.0%
A	34.9%
BBB	20.6%
Non-Investment Grade	**8.8%**
BB	1.6%
Non-rated	7.2%
Cash and Cash Equivalents	**5.2%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

MUNICIPAL BONDS	Principal	Value
Alabama – 1.5%		
The Pub Edu Bldg Auth of Tuscaloosa, Student Hsng Rev Bonds (Univ of AL Ridgecrest Residential Proj), Ser 2008, 6.750%, 7–1–33	$ 500	$ 563
The Spl Care Fac Fin Auth of Birmingham – Children's Hosp, Hlth Care Fac Rev Bonds, Children's Hosp, Ser 2009, 6.000%, 6–1–39	750	842
Water Works Board of Birmingham, AL, Water Rev Bonds, Ser 2009-A, 5.125%, 1–1–34	750	773
		2,178
Arizona – 1.5%		
AZ Cert of Part, Ser 2010A (Insured by AGM), 5.250%, 10–1–26	1,000	1,084
Rio Nuevo Multipurp Fac Dist (Tucson, AZ), Sub Lien Excise Tax Rev Bonds, Ser 2008, 6.625%, 7–15–25	500	596
Univ Med Ctr Corp (Tucson, AZ), Hosp Rev Bonds, Ser 2009, 6.500%, 7–1–39	500	539
		2,219
California – 14.8%		
Bay Area Toll Auth, San Francisco Bay Area Toll Bridge Rev Bonds, Ser 2008 D-1 Index Rate Bonds, 0.966%, 4–1–45 (A)	1,000	999
Bay Area Toll Auth, San Francisco Bay Area Toll Bridge Rev Bonds, Ser 2008 G-1, 1.170%, 4–1–45 (A)	1,500	1,489
CA Hlth Fac Fin Auth, Rev Bonds (Adventist Hlth Sys/West), Ser 2009A, 5.750%, 9–1–39	750	805
CA Muni Fin Auth, Cmnty Hosp of Cent CA Oblig Group Cert of Part, 5.500%, 2–1–39	460	460
CA Pollutn Ctl Fin Auth, Solid Waste Disp Rev Bonds (Republic Svc, Inc. Proj) Ser 2002B, 5.250%, 6–1–23	415	446
CA Sch Fin Auth, Charter Sch Rev Bonds (Coastal Academy Proj), Ser 2013A, 5.000%, 10–1–22	375	376

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
CA Statewide Cmnty Dev Auth, Insd Rev Bonds (Henry Mayo Newhall Mem Hosp), Ser 2007A, 5.000%, 10–1–37	$ 500	$ 496
CA Statewide Cmnty Dev Auth, Student Hsng Rev Bonds (Univ of CA, Irvine East Campus Apt, Phase I Rfdg-CHF-Irvine, L.L.C.), Ser 2011, 5.000%, 5–15–21	1,195	1,309
CA Various Purp GO Bonds:		
5.000%, 2–1–22	495	503
5.250%, 9–1–26	1,500	1,689
5.250%, 10–1–29	500	534
6.500%, 4–1–33	1,000	1,182
5.000%, 4–1–37	700	724
6.000%, 11–1–39	500	576
CA Various Purp GO Rfdg Bonds, 5.000%, 2–1–33	2,000	2,096
Cnty of Sacramento, Arpt Sys Sub and PFC/Grant Rev Bonds, Ser 2009, 5.125%, 7–1–25	500	537
Contra Costa Trans Auth, Sales Tax Rev Bonds (Ltd Tax Bonds), Ltd Tax Rfdg Bonds, Ser 2012A, 0.492%, 3–1–34 (A)	1,000	997
Golden State Tob Securitization Corp, Enhanced Tob Stlmt Asset–Bkd Bonds, Ser 2013A, 5.000%, 6–1–30	1,000	1,025
Los Angeles Unif Sch Dist (Cnty of Los Angeles, CA), GO Bonds, Election of 2005, Ser 2009F, 5.000%, 1–1–34	500	516
Mountain View Shoreline Reg Park Comnty (Santa Clara Cnty, CA), Rev Bonds, Ser 2011A, 5.000%, 8–1–21	250	272
Palomar Pomerado Hlth, San Diego Cnty, CA, Cert of Part, 6.750%, 11–1–39	250	258
Redev Agy for Riverside, Interstate 215 Corridor Redev Proj Area, 2010 Tax Alloc Bonds, Ser E, 5.250%, 10–1–20	570	621
Redev Agy for Riverside, Interstate 215 Corridor Redev Proj Area, Ser 2010E, 6.000%, 10–1–25	445	473

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
Riverside Cmnty College Dist, Riverside Cnty, CA, Election of 2004, GO Bonds, Ser 2004A (Insured by NPFGC), 5.500%, 8–1–29	$200	$ 209
San Jose, CA Arpt Rev Bonds, Ser 2011A-1, 5.250%, 3–1–21	500	567
Southn CA Pub Power Auth, Transmission Proj Rev Bonds (Southn Transmission Proj), Ser 2008B, 6.000%, 7–1–27	500	584
State Pub Works Board of CA, Lease Rev Bonds (Various Cap Proj), Ser 2011A:		
5.250%, 10–1–24	500	565
5.000%, 12–1–24	500	557
Upland Unif Sch Dist (San Bernardino Cnty, CA), Election of 2008 GO Bonds, Ser A, 0.000%, 8–1–31(B)	150	58
Vernon Elec Sys Rev Bonds, Ser 2012A, 5.500%, 8–1–41	315	319
		21,242
Colorado – 3.2%		
Adams 12 Five Star Sch, Adams and Broomfield Cnty, CO Cert of Part, Ser 2008, 5.000%, 12–1–25	500	555
City and Cnty of Broomfield, CO, Rfdg Cert of Part, Ser 2010, 5.000%, 12–1–23	500	559
CO Edu and Cultural Fac Auth, Independent Sch Rev Rfdg Bonds (Vail Mountain Sch Proj), Ser 2010, 6.125%, 5–1–40	475	480
CO Hsng and Fin Auth, Sngl Fam Mtg Class I Bonds, Ser 2009A (Insured by FHA/VA), 5.500%, 11–1–29	355	368
Denver Hlth and Hosp Auth, Hlthcare Recovery Zone, Fac Rev Bds, Ser 2010, 5.625%, 12–1–40	500	506
Joint Sch Dist No. 28J, Adams and Arapahoe Cnty, CO, GO Bonds, Ser 2008, 6.000%, 12–1–28	500	615

Ivy Municipal Bond Fund (in thousands) SEPTEMBER 30, 2013 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
Colorado (Continued)		
Lincoln Park Metro Dist, Douglas Cnty, CO, GO Rfdg and Impvt Bonds, Ser 2008, 6.125%, 12–1–30	$ 500	$ 510
Platte Vly Fire Protection Dist, Weld Cnty, CO, Cert of Part, Ser 2012, 5.000%, 12–1–36	300	283
Rgnl Trans Dist, Private Activity Bonds (Denver Transit Partn Eagle P3 Proj), Ser 2010, 6.500%, 1–15–30	750	804
		4,680
Connecticut – 1.0%		
Cap City Econ Dev Auth, Prkg and Enrg Fee Rev Bonds, Ser 2008D, 5.000%, 6–15–22	370	416
CT GO Bonds, Series 2012D, 0.990%, 9–15–19 (A)	1,000	995
		1,411
District Of Columbia – 1.7%		
DC GO Rfdg Bonds, Ser 2008F (Insured by BHAC), 5.000%, 6–1–19	1,000	1,139
DC Hosp Rev Bonds (Sibley Mem Hosp Issue), Ser 2009, 6.375%, 10–1–39	750	808
Metro Washington Arpt Auth, Dulles Toll Road, Second Sr Lien Rev Bonds, Ser 2009C, 0.000%, 10–1–16 (B)	500	462
		2,409
Florida – 6.5%		
Brevard Cnty Hlth Fac Auth, Hlth Rev Bonds (Hlth First, Inc. Proj), Ser 2009B, 7.000%, 4–1–39	500	543
Brevard Cnty, FL, Indl Dev Rev Bonds (TUFF FL Tech Proj), Ser 2009, 6.750%, 11–1–39	500	504
Citizens Ppty Ins Corp, Sr Secured Rev Bonds, Ser 2010A-1, 5.250%, 6–1–17	400	451
Hillsborough Cnty Indl Dev Auth, Indl Dev Rev Bonds, Hlth Fac Proj (Univ Cmnty Hosp), Ser 2008A, 5.625%, 8–15–29	555	666
Hillsborough Cnty Indl Dev Auth, Indl Dev Rev Bonds, Hlth Fac Proj (Univ Cmnty Hosp), Ser 2008B, 8.000%, 8–15–32	600	816

MUNICIPAL BONDS (Continued)	Principal	Value
Florida (Continued)		
Jacksonville, FL Better Jacksonville Sales Tax Rev Bonds, Ser 2003 (Insured by NPFGC), 5.250%, 10–1–19	$250	$ 250
Miami-Dade Cnty, FL, Aviation Rev Bonds, Miami Intl Arpt (Hub of the Americas), Ser 2009A, 5.500%, 10–1–36	500	526
Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2010A, 5.500%, 10–1–41	385	401
Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2010B, 5.000%, 10–1–23	500	557
Miami-Dade Cnty, FL, GO Bonds (Bldg Better Cmnty Prog), Ser 2008B, 6.250%, 7–1–26	500	587
Miami-Dade Cnty, FL, Water and Sewer Sys Rev Rfdg Bonds, Ser 2008B (Insured by AGM), 5.250%, 10–1–22	500	587
Miami-Dade Cnty, FL, Water and Sewer Sys Rev Rfdg Bonds, Ser 2008C (Insured by BHAC), 5.000%, 10–1–17	500	574
Mid-Bay Bridge Auth, Springing Lien Rev Bonds, Ser 2011A, 7.250%, 10–1–34	500	553
Pinellas Cnty Edu Fac Auth, Rev Rfdg Prog Bonds (Barry Univ Proj), Ser 2012, 5.250%, 10–1–30	750	753
Port St. Lucie, FL, Spl Assmt Rfdg Bonds (City Ctr Spl Assmt Dist), Ser 2008A, 5.750%, 7–1–20	500	568
St. Johns Cnty Indl Dev Auth, Rev Bonds (Presbyterian Ret Cmnty Proj), Ser 2010A, 5.875%, 8–1–40	500	514
Volusia Cnty Edu Fac Auth, Edu Fac Rev Rfdg Bonds (Embry-Riddle Aeronautical Univ, Inc. Proj.) Ser 2011, 5.250%, 10–15–22	500	565
		9,415
Georgia – 0.8%		
Atlanta, GA, Water and Wastewater Rev Bonds, Ser 2009B, 5.375%, 11–1–39	500	519

MUNICIPAL BONDS (Continued)	Principal	Value
Georgia (Continued)		
Muni Elec Auth of GA, Proj One Sub Bonds, Ser 2008D, 5.750%, 1–1–20	$ 500	$ 577
		1,096
Hawaii – 0.8%		
HI Arpt Sys Rev Bond, Rfdg Ser 2011, 5.000%, 7–1–21	1,000	1,132
Illinois – 4.2%		
Belleville, IL, Tax Incr Rfdg Rev Bonds (Frank Scott Pkwy Redev Proj), Ser 2007A:		
5.000%, 5–1–26	200	180
5.700%, 5–1–36	250	225
Build IL Sales Tax Rev Bonds, Ser 2011, 5.000%, 6–15–27	500	537
Chicago GO Bonds, Proj and Rfdg, Ser 2004A (Insured by AGM):		
5.250%, 1–1–14	175	178
5.250%, 1–1–21	75	75
Chicago GO Bonds, Proj Ser 2011A, 5.250%, 1–1–35	200	195
IL Fin Auth, Rev and Rfdg Bonds (Roosevelt Univ Proj), Ser 2009, 6.500%, 4–1–39	500	531
IL Fin Auth, Rev Bonds, The Univ of Chicago, Ser 2008B, 5.500%, 7–1–19	500	579
IL Fin Auth, Student Hsng Rev Bonds (CHF-DeKalb, L.L.C. – Northn IL Univ Proj), Ser 2011, 5.750%, 10–1–21	395	415
IL GO Bonds, Ser 2012A, 4.000%, 1–1–23	1,250	1,226
IL Sales Tax Rev Bonds (Jr Oblig), Series 2013, 5.000%, 6–15–26	300	328
IL State Toll Hwy Auth, Toll Hwy Sr Rev Bonds, 2013 Ser A, 5.000%, 1–1–35	1,100	1,115
State of IL GO Bonds, 5.500%, 7–1–26	500	526
		6,110
Indiana – 1.1%		
East Chicago Elem Sch Bldg Corp (Lake Cnty, IN), First Mtg Bonds, Ser 1993A, 5.500%, 1–15–16	125	126
Hammond IN, Redev Dist Rev Bonds (Marina Area Proj), Ser 2008, 6.000%, 1–15–17	425	426

Ivy Municipal Bond Fund (in thousands) SEPTEMBER 30, 2013 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
Indiana (Continued)		
IN Fin Auth, Fac Rev Rfdg Bonds (Miami Correctional Fac – Phase II), Ser 2008C, 5.000%, 7–1–17	$ 500	$ 571
Mt. Vernon Sch Bldg Corp of Hancock Cnty, IN, First Mtg Bonds, Ser 2007 (Insured by AGM):		
5.250%, 1–15–18	130	152
5.250%, 1–15–32	370	381
		1,656
Iowa – 1.2%		
Altoona, IA, Annual Appropriation Urban Renewal Tax Incr Rev Bonds, Ser 2008, 6.000%, 6–1–34	1,000	1,032
IA Higher Edu Loan Auth, Private College Fac Rev Bonds (Upper IA Univ Proj), Ser 2012, 5.000%, 9–1–33	750	710
		1,742
Kansas – 1.2%		
Arkansas City, KS Pub Bldg Comsn, Rev Bonds (South Cent KS Rgnl Med Ctr), Ser 2009, 7.000%, 9–1–38	500	556
Sedgwick Cnty, KS and Shawnee Cnty, KS, Sngl Fam Mtg Rev Bonds (Mtg-Bkd Sec Prog), Ser 2003A-2 (Insured by GNMA/FNMA), 5.650%, 6–1–35	90	94
Shawnee Cnty, KS Cert of Part (First Responders Comm Proj), Ser 2012, 5.000%, 9–1–24	1,050	1,143
		1,793
Kentucky – 1.9%		
Cmnwlth of KY, State Ppty and Bldg Comsn, Rev and Rev Rfdg Bonds, Proj No. 90, 5.750%, 11–1–19	500	594
KY Econ Dev Fin Auth, Hosp Rev Bonds, Ser 2010A:		
5.500%, 6–1–21	500	564
6.500%, 3–1–45	675	717
Louisville Rgnl Arpt Auth, Arpt Sys Rev Bonds, Ser 2008A, 5.250%, 7–1–28	500	526
Tpk Auth of KY, Econ Dev Road Rev Bonds (Revitalization Proj), Ser 2008A, 5.000%, 7–1–16	330	368
		2,769
Louisiana – 3.2%		
LA Citizens Prop Ins Corp, Assmt Rev Rfdg Bonds, Ser 2012, 5.000%, 6–1–24	$ 500	$ 540
LA Local Govt Envirnmt Fac and Cmnty Dev Auth, Hosp Rev Bonds (Women's Hosp Fndtn Gulf Opp Zone Proj), Ser 2010B, 6.000%, 10–1–44	750	798
New Orleans Aviation Board, Rev Rfdg Bonds (Restructuring GARBs), Ser 2009A-1, 6.000%, 1–1–23	500	570
New Orleans, LA, GO Rfdg Bonds, Ser 2012 (Insured by AGM), 5.000%, 12–1–26	1,500	1,618
Rgnl Transit Auth, New Orleans, LA, Sales Tax Rev Bonds, Ser 2010 (Insured by AGM), 5.000%, 12–1–22	1,000	1,129
		4,655
Maryland – 1.1%		
MD Econ Dev Corp, Pollutn Ctl Rev Rfdg Bonds (Potomac Elec Proj), Ser 2006, 6.200%, 9–1–22	500	591
MD Hlth and Higher Edu Fac Auth Rev Bonds, Johns Hopkins Hlth Sys Oblig Group Issue, Ser 2012D, 0.952%, 5–15–38 (A)	1,000	999
		1,590
Massachusetts – 1.0%		
MA Dev Fin Agy, Rev Bonds, Foxborough Rgnl Charter Sch Issue, Ser 2010, 6.375%, 7–1–30	500	529
MA Edu Fin Auth, Edu Loan Rev Bonds, Issue I, Ser 2009, 6.000%, 1–1–28	315	336
MA Port Auth, PFC Rev Rfdg Bonds, Ser 2010-E, 5.000%, 7–1–15	500	536
		1,401
Michigan – 2.7%		
Detroit, MI, Water Supply Sys Rev, Sr Lien Bonds, Ser 2011-A, 5.750%, 7–1–37 (C)	500	481
Kalamazoo Hosp Fin Auth, Hosp Rev Rfdg Bonds (Bronson Methodist Hosp), Ser 2003A, 5.000%, 5–15–26	500	523
Michigan (Continued)		
MI Fin Auth Rev Bonds (Detroit Sch Dist), Ser 2011, 5.500%, 6–1–21	$1,000	$1,106
MI State Hosp Fin Auth, Hosp Rev and Rfdg Bonds (Henry Ford Hlth Sys), Ser 2009, 5.750%, 11–15–39	750	766
State Bldg Auth, MI, 2006 Rev Rfdg Bonds (Fac Prog), Ser IA (Insured by FGIC), 0.000%, 10–15–22 (B)	1,000	679
State Bldg Auth, MI, 2008 Rev Rfdg Bonds (Fac Prog), Ser I, 5.000%, 10–15–18	305	344
		3,899
Minnesota – 0.4%		
Minneapolis-St. Paul Metro Arpt Comsn, Sub Arpt Rev Rfdg Bonds, Ser 2010D, 5.000%, 1–1–20	500	561
Mississippi – 0.5%		
The Univ of Southn MS, S.M. Edu Bldg Corp, Rev Bonds (Campus Fac Impvt Proj), Ser 2009, 5.375%, 9–1–36	750	789
Missouri – 3.9%		
Belton, MO, Tax Incr Rev Bonds (Belton Town Centre Proj), Ser 2004, 6.250%, 3–1–24	200	199
Broadway-Fairview Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A, 6.125%, 12–1–36	175	133
Hlth and Edu Fac Auth, Hlth Fac Rev Bonds (The Children's Mercy Hosp), Ser 2009, 5.625%, 5–15–39	750	773
Indl Dev Auth of Joplin, MO, Hlth Fac Rev Bonds (Freeman Hlth Sys), Ser 2011, 5.500%, 2–15–31	750	766
Indl Dev Auth of Kansas City, MO, Rev Bonds (Plaza Library Proj), Ser 2004, 5.900%, 3–1–24	200	201
MO Dev Fin Board, Infra Fac Rev Bonds (Branson Landing Proj), Ser 2004A, 5.250%, 6–1–14	65	67
MO Dev Fin Board, Infra Fac Rev Bonds (Independence, MO – Events Ctr Proj), Ser 2009A, 6.625%, 4–1–14	580	599

Ivy Municipal Bond Fund *(in thousands)* SEPTEMBER 30, 2013 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri (Continued)		
Platte Cnty R-III Sch Dist Bldg Corp, Leasehold Rfdg and Impvt Rev Bonds, Ser 2008, 5.000%, 3–1–28	$ 340	$ 353
Pub Water Supply Dist No. 1 of Lincoln Cnty, MO, Cert of Part, Ser 2009, 6.750%, 6–15–35	500	519
St. Louis Cnty, MO Indl Dev Auth, Sr Living Fac Rev Bonds (Friendship Vlg Sunset Hills), Ser 2012, 5.000%, 9–1–32	1,120	1,116
The Indl Dev Auth of Moberly, MO, Annual Appropriation Recovery Zone Fac Bonds (Proj Sugar), Ser 2010-C, 6.000%, 9–1–24 (C)	500	35
The Indl Dev Auth of Platte Cnty, MO, Trans Rev Bonds (Zona Rosa Phase II Retail Proj), Ser 2007, 6.850%, 4–1–29	230	234
The Indl Dev Auth of St. Joseph, MO, Spl Oblig Rev Bonds (St. Joseph Sewage Sys Impvt Proj), Ser 2007, 4.375%, 4–1–18	100	107
The Indl Dev Auth of St. Louis, MO, Sr Living Fac Rev Bonds (Friendship Vlg of West Cnty), Ser 2007A, 5.500%, 9–1–28	500	500
		5,602
Nevada – 0.9%		
Las Vegas Redev Agy, NV, Tax Incr Rev Bonds, Ser 2009A, 8.000%, 6–15–30	500	539
Overton Power Dist No. 5 (NV), Spl Oblig Rev Bonds, Ser 2008:		
6.000%, 12–1–16	75	85
6.250%, 12–1–17	270	312
6.500%, 12–1–18	290	343
		1,279
New Hampshire – 0.7%		
NH Hlth and Edu Fac Auth, Rev Bonds, Rivermead Issue, Ser 2011A, 6.875%, 7–1–41	150	155
NH Hlth and Edu Fac Auth, FHA Insd Mtg Rev Bonds, LRG Hlthcare Issue, Ser 2009 (Insured by FHA), 7.000%, 4–1–38	500	568
NH Hsng Fin Auth, Sngl Fam Mtg Acquisition Rev Bonds, Ser 2008, 6.000%, 7–1–38	345	350
		1,073

MUNICIPAL BONDS (Continued)	Principal	Value
New Jersey – 6.3%		
Casino Reinvestment Dev Auth, Hotel Room Fee Rev Bonds, Ser 2004 (Insured by AMBAC), 5.250%, 1–1–19	$ 640	$ 671
Newark, NJ, Tax Appeal Rfdg Notes, Ser 2012E, 2.000%, 12–11–13	1,477	1,479
NJ Econ Dev Auth, Rev Bonds (Provident Group-Montclair Ppty L.L.C. – Montclair St Univ Student Hsng Proj), Ser 2010A, 5.750%, 6–1–31	850	907
NJ Econ Dev Auth, Sch Fac Constr Bonds, Ser 2005O, 5.125%, 3–1–30	250	267
NJ Econ Dev Auth, Sch Fac Constr Notes, Ser 2012H, 0.970%, 2–1–17 (A)	2,000	2,001
NJ Econ Dev Auth, Sch Fac Constr Rfdg Bonds, Ser 2011EE, 5.250%, 9–1–24	500	563
NJ Higher Edu Student Assistance Auth, Student Loan Rev Bonds, Ser 2011-1, 5.000%, 12–1–19	500	552
NJ Hlth Care Fac Fin Auth, Rev and Rfdg Bonds, Barnabas Hlth Issue, Ser 2011A, 5.625%, 7–1–37	500	511
NJ Hlth Care Fac Fin Auth, Rev Bonds, Virtua Hlth Issue, Ser 2009A, 5.500%, 7–1–38	500	515
NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2006A (Insured by AGM/CR), 5.500%, 12–15–22	500	596
NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2003B-2, 5.000%, 12–15–16	500	564
Passaic Vly Sewerage Commissioners (NJ), Sewer Sys Bonds, Ser G, 5.750%, 12–1–21	435	514
		9,140
New Mexico – 0.1%		
NM Mtg Fin Auth, Sngl Fam Mtg Prog Class I Bonds, Ser 2006D (Insured by GNMA/FNMA/FHLMC), 6.000%, 1–1–37	35	38
NM Mtg Fin Auth, Sngl Fam Mtg Prog Class I Bonds, Ser 2008D-2 (Insured by GNMA/FNMA/FHLMC), 5.250%, 7–1–30	70	72
		110

MUNICIPAL BONDS (Continued)	Principal	Value
New York – 4.5%		
Battery Park City Auth, Jr Rev Bonds (Auction Rate Sec) Ser 2003C-1 (Insured by AGM), 0.360%, 11–1–33 (A)	$1,300	$1,199
NY Enrg Research and Dev Auth, Pollutn Ctl Rev Bonds (Niagara Mohowak Power Corp Proj), Ser 1985A (Insured by AMBAC), 0.448%, 12–1–23 (A)	1,380	1,294
NY State Enrg Research and Dev Auth, Fac Rev Bonds (Consolidated Edison Co of NY, Inc. Proj) Sub Ser 1999A-1 (Insured by AMBAC), 0.105%, 5–1–34 (A)	2,000	1,691
NYC Indl Dev Agy, Pilot Rev Bonds (Yankee Stadium Proj), Ser 2009A:		
0.000%, 3–1–25 (B)	500	314
0.000%, 3–1–26 (B)	500	289
0.000%, 3–1–27 (B)	500	271
NYC Transitional Fin Auth, Future Tax Secured Tax-Exempt Sub Bonds, Series 2013I, 5.000%, 5–1–29	400	441
Port Auth of NY and NJ, Consolidated Bonds, One Hundred Fifty-Second Ser (Insured by BHAC), 5.750%, 11–1–30	500	537
Suffolk Cnty Indl Dev Agy, Civic Fac Rev Bonds (The Southampton Hosp Assoc Civic Fac), Ser 1999A, 7.250%, 1–1–20	80	80
Suffolk Cnty Indl Dev Agy, Civic Fac Rev Bonds (The Southampton Hosp Assoc Civic Fac), Ser 1999B, 7.625%, 1–1–30	455	449
		6,565
North Carolina – 1.0%		
NC Eastn Muni Power Agy, Power Sys Rev Bonds, Ser 2008C, 6.000%, 1–1–19	250	274
NC Med Care Comsn, Hlth Care Fac Rev Rfdg Bonds (Univ Hlth Sys of Eastn Carolina), Ser 2008E-2, 6.000%, 12–1–36	500	531
NC Tpk Auth, Triangle Expressway Sys Rev Bonds, Ser 2009A, 0.000%, 1–1–37 (B)	500	150
Oak Island, NC, Enterprise Sys Rev Bonds, Ser 2009, 6.000%, 6–1–34	500	541
		1,496

Ivy Municipal Bond Fund (in thousands) SEPTEMBER 30, 2013 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
Ohio – 1.0%		
OH Air Quality Dev Auth, Envirnmt Impvt Rev Bonds (Buckeye Power, Inc. Proj), Ser 2010, 5.750%, 12–1–30	$500	$ 530
OH Major New State Infra Proj Rev Bonds, Ser 2008-I, 6.000%, 6–15–17	395	464
Toledo-Lucas Cnty Port Auth, Dev Rev Bonds (NW OH Bond Fund), (Midwest Terminals Proj) Ser 2007C, 6.000%, 11–15–27	430	450
		1,444
Oklahoma – 0.9%		
Cleveland Cnty Justice Auth, Sales Tax Rev Bonds (Cleveland Cnty Detention Fac Proj), Ser 2009B, 5.750%, 3–1–29	230	237
Grand River Dam Auth, Rev Bonds, Ser 2008A (Insured by BHAC), 5.000%, 6–1–18	905	1,048
Tulsa Pub Fac Auth, Assembly Ctr Lease Payment Rev Bonds, Rfdg Ser 1985, 6.600%, 7–1–14	50	52
		1,337
Oregon – 0.2%		
Hosp Fac Auth of Clackamas Cnty, OR, Rev Bonds (Legacy Hlth Sys), Ser 2009A, 5.500%, 7–15–35	250	258
Pennsylvania – 4.1%		
Allegheny Cnty Arpt Auth, Arpt Rev Rfdg Bonds (Pittsburg Intl Arpt), Ser 2010A, 5.000%, 1–1–17	250	279
Cumberland Cnty Muni Auth, Rfdg Rev Bonds (Asbury PA Oblig Group), Ser 2012, 3.000%, 1–1–17	895	860
Dauphin Cnty Gen Auth, Hlth Sys Rev Bonds (Pinnacle Hlth Sys Proj), Ser 2009A, 6.000%, 6–1–36	600	638
Lycoming Cnty Auth, Hlth Sys Rev Bonds (Susquehanna Hlth Sys Proj), Ser 2009A, 5.750%, 7–1–39	500	510
PA Higher Edu Fac Auth, Rev Bonds (Shippensburg Univ Student Svc, Inc. Student Hsng Proj at Shippensburg Univ of PA), Ser 2011, 6.000%, 10–1–26	500	540

MUNICIPAL BONDS (Continued)	Principal	Value
Pennsylvania (Continued)		
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2009D, 5.500%, 12–1–41	$ 750	$ 769
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2010B-2, 0.000%, 12–1–15 (B)	1,500	1,434
Philadelphia Auth Indl Dev Rev Bonds (Mariana Bracetti Academy Charter Sch Proj), Ser 2011, 7.250%, 12–15–31	400	411
Philadelphia, PA, GO Rfdg Bonds, Ser 2008A (Insured by AGM), 5.250%, 12–15–24	445	479
		5,920
Puerto Rico – 3.3%		
Cmnwlth of PR, Pub Impvt Rfdg Bonds (GO Bonds), Ser 2007A, 5.500%, 7–1–21	500	420
Cmnwlth of PR, Pub Impvt Rfdg GO Bonds, Ser 2012A, 5.500%, 7–1–39	1,250	847
PR Aqueduct and Sewer Auth, Rev Bonds, Ser A, 6.000%, 7–1–44	700	523
PR Aqueduct and Sewer Auth, Rev Bonds, Ser A (Sr Lien), 6.000%, 7–1–38	500	381
PR Elec Power Auth, Power Rev Bonds, Ser 2010XX, 5.750%, 7–1–36	750	560
PR Elec Power Auth, Power Rev Bonds, Ser ZZ, 5.250%, 7–1–24	1,000	783
PR Elec Power Auth, Power Rev Rfdg Bonds, Ser DDD, 5.000%, 7–1–21	1,000	815
PR Pub Fin Corp (Cmnwlth Approp Bonds), 2011 Ser B, 5.500%, 8–1–31	250	179
PR Sales Tax Fin Corp, Sales Tax Rev Bonds, First Sub Ser 2010A, 0.000%, 8–1–19 (B)	500	283
		4,791
Rhode Island – 0.4%		
RI Student Loan Auth, Student Loan Prog Rev Bonds, Sr Ser 2008A, 5.250%, 12–1–18	565	622
Tennessee – 0.4%		
The Hlth, Edu and Hsng Fac Board of Shelby, TN, Rev Bonds (Methodist Le Bonheur Hlthcare), Ser 2008C, 5.250%, 6–1–18	500	575

MUNICIPAL BONDS (Continued)	Principal	Value
Texas – 10.6%		
Arlington, TX, Spl Tax Rev Bonds, Ser 2008 (Insured by BHAC), 5.000%, 8–15–18	$ 300	$ 340
Bexar Cnty Hlth Fac Dev Corp, Rev Bonds (Army Ret Residence Fndtn Proj), Ser 2010, 6.200%, 7–1–45	250	262
Board of Regents, TX State Univ Sys, Rev Fin Sys Rev Bonds, Ser 2008, 5.250%, 3–15–19	355	411
Cass Cnty Indl Dev Corp, Envirnmt Impvt Rev Rfdg Bonds, Ser 2009A, 9.250%, 3–1–24	500	599
Clifton Higher Edu Fin Corp, Edu Rev Bonds (IDEA Pub Sch), Ser 2011, 5.750%, 8–15–41	500	507
El Paso, TX (El Paso Cnty), Water and Sewer Rev Rfdg Bonds, Ser 2008C, 5.000%, 3–1–17	500	567
Harris Cnty Cultural Edu Fac Fin Corp, Med Fac Rev Rfdg Bonds (Baylor College of Medicine), Ser 2008D, 5.000%, 11–15–16	200	223
Hopkins Cnty Hosp Dist, Hosp Rev Bonds, Ser 2008, 6.000%, 2–15–33	500	445
Houston Higher Edu Fin Corp, Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2011A, 6.500%, 5–15–31	1,000	1,083
Houston, TX Arpt Sys, Sub Lien Rev Rfdg Bonds, Ser 2012A, 5.000%, 7–1–32	500	496
Houston, TX, Combined Util Sys, First Lien Rev Rfdg Bonds (SIFMA Index Floating Rate Bonds), Ser 2012C, 0.670%, 5–15–34 (A)	500	500
Howard Cnty, TX GO Bonds, Ser 2008, 4.650%, 2–15–24	505	520
Lower Colorado River Auth, Rfdg Rev Bonds, Ser 2008A, 5.750%, 5–15–23	500	578
Lufkin Hlth Fac Dev Corp, Rev Rfdg and Impvt Bonds (Mem Hlth Sys of East TX), Ser 2009, 6.250%, 2–15–37	500	522

Ivy Municipal Bond Fund *(in thousands)*

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
Mission Econ Dev Corp, Solid Waste Disp Rev Bonds (Dallas Clean Enrg McCommas Bluff, LLC Proj), Ser 2011, 5.625%, 12–1–17	$ 505	$ 517
North TX Twy Auth, Sys Rev Rfdg Bonds, Ser 2008A, 6.000%, 1–1–25	500	566
North TX Twy Auth, Sys Rev Rfdg Bonds, Ser 2008D, 0.000%, 1–1–30 (B)	1,000	431
Prosper, TX (Collin Cnty), Combination Tax and Rev Cert of Oblig, Ser 2008, 5.500%, 2–15–20	500	567
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (NW Sr Hsng Corp – Edgemere Proj), Ser 2006A, 6.000%, 11–15–36	500	499
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (Buckingham Sr Living Cmnty, Inc. Proj), Ser 2007, 5.625%, 11–15–27	250	248
Trinity River Auth of TX (Tarrant Cnty Water Proj), Impvt Rev Bonds, Ser 2008, 5.750%, 2–1–26	325	371
TX Muni Gas Acquisition and Supply Corp III, Gas Supply Rev Bonds, Ser 2012, 5.000%, 12–15–16	1,000	1,082
TX Private Activity Bond Surface Trans Corp, Sr Lien Rev Bonds (North Tarrant Express Managed Lanes Proj), Ser 2009, 6.875%, 12–31–39	500	545
TX Private Activity Bond Surface Trans Corp, Sr Lien Rev Bonds (LBJ Infra Group LLC IH-635 Managed Lanes Proj), Ser 2010, 7.500%, 6–30–33	750	860
TX Trans Comsn Cent TX Tpk Sys, First Tier Rev Rfdg Bonds, Ser 2012-B, 1.250%, 8–15–42 (A)	2,500	2,508
		15,247
Utah – 0.5%		
Midvale, UT Muni Bldg Auth Lease Rev Bonds (City Hall Proj), Ser 2012:		
2.000%, 10–15–16	195	199
2.000%, 10–15–17	465	474
		673

MUNICIPAL BONDS (Continued)	Principal	Value
Vermont – 0.0%		
VT Hsng Fin Agy, Sngl Fam Hsng Bonds, Ser 27 (Insured by AGM), 5.500%, 11–1–37	$ 50	$ 51
Virgin Islands – 1.1%		
VI Pub Fin Auth, Sub Rev Bonds (VI Matching Fund Loan Note – Cruzan Proj), Ser 2009A, 6.000%, 10–1–39	500	512
VI Pub Fin Auth, Sub Rev Bonds (VI Matching Fund Loan Note – Diageo Proj), Ser 2009A, 5.000%, 10–1–25	1,000	1,047
		1,559
Virginia – 0.9%		
Indl Dev Auth of Washington Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009C, 7.500%, 7–1–29	500	567
VA Hsng Dev Auth, Cmnwlth Mtg Bonds, Ser 2008E, 5.500%, 7–1–20	415	446
VA Pub Bldg Auth, Pub Fac Rev Bonds, Ser 2008B, 5.250%, 8–1–22	250	286
		1,299
Washington – 1.3%		
Pub Util Dist No. 1, Pend Oreille Cnty, WA, Box Canyon Production Sys Rev Bonds, Ser 2010, 5.750%, 1–1–41	750	791
WA Hlth Care Fac Auth, Rev Bonds (Swedish Hlth Svc), Ser 2009A, 6.500%, 11–15–33	500	534
WA Hlth Care Fac Auth, Rev Bonds (Virginia Mason Med Ctr), Ser 2007C, 5.500%, 8–15–36	500	504
		1,829
West Virginia – 0.6%		
Brooke Cnty, WV, Rev Bonds (Bethany College), Ser 2011A, 6.500%, 10–1–31	300	317
WV Hosp Fin Auth, Hosp Rev Rfdg and Impvt Bonds (WV Utd Hlth Sys Oblig Group), Ser 2009C, 5.500%, 6–1–39	500	517
		834

MUNICIPAL BONDS (Continued)	Principal	Value
Wisconsin – 1.2%		
Milwaukee Cnty, WI, Arpt Rev Rfdg Bonds, Ser 2010B, 5.000%, 12–1–19	$1,000	$ 1,142
WI Hlth and Edu Fac Auth, Rev Bonds (Pro Hlth Care, Inc. Oblig Group), Ser 2009, 6.625%, 2–15–39	500	543
		1,685
Wyoming – 0.6%		
Hsng Auth of Cheyenne, Hsng Rev Bonds (Foxcrest II Proj), Ser 2004, 5.750%, 6–1–34	300	287
WY Muni Power Agy, Power Supply Sys Rev Bonds, Ser 2008A, 5.250%, 1–1–23	500	562
		849
TOTAL MUNICIPAL BONDS – 94.8%		**$136,985**
(Cost: $133,028)		
SHORT-TERM SECURITIES		
Master Note – 0.1%		
Toyota Motor Credit Corporation, 0.100%, 10–2–13 (D)	112	112
Municipal Obligations – 4.0%		
CA Hlth Fac Fin Auth, Var Rate Hosp Rev Bonds (Adventist Hlth Sys/West), Ser 1998B (GTD by Bank of America, N.A.), 0.040%, 10–1–13 (D)	1,500	1,500
Fremont (Alameda Cnty, CA), Fremont Public Fin Auth (GTD by U.S. Bank, N.A.), 0.060%, 10–7–13 (D)	2,500	2,500
Irvine Unif Sch Dist, Cmnty Fac Dist No. 09-1, Adj Rate Spl Tax Bonds, Ser 2012A (GTD by U.S. Bank, N.A.), 0.040%, 10–1–13 (D)	1,500	1,500

Ivy Municipal Bond Fund (in thousands) SEPTEMBER 30, 2013 (UNAUDITED)

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations (Continued)		
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007B (GTD by Chevron Corporation), 0.060%, 10–1–13 (D)	$300	$ 300
		5,800
TOTAL SHORT-TERM SECURITIES – 4.1%		$ 5,912
(Cost: $5,912)		
TOTAL INVESTMENT SECURITIES – 98.9%		$142,897
(Cost: $138,940)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.1%		1,556
NET ASSETS – 100.0%		$144,453

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013.

(B)Zero coupon bond.

(C)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(D)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Municipal Bonds	$ —	$134,096	$ 2,889
Short-Term Securities	—	5,912	—
Total	$ —	$140,008	$ 2,889

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Municipal Bonds
Beginning Balance 4-1-13	$ 4,291
Net realized gain (loss)	—
Net change in unrealized appreciation (depreciation)	(62)
Purchases	—
Sales	—
Amortization/Accretion of premium/discount	—
Transfers into Level 3 during the period	—
Transfers out of Level 3 during the period	(1,340)
Ending Balance 9-30-13	$ 2,889
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9-30-13	$ (62)

Transfers from Level 2 to Level 3 occurred generally due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred generally due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period. There were no transfers between Levels 1 and 2 during the period ended September 30, 2013.

Quantitative Information about Level 3 fair value measurements:

	Fair Value at 9-30-13	Valuation Technique(s)	Unobservable Input(s)
Assets			
Municipal Bonds	$2,889	Broker	Broker quotes

The following acronyms are used throughout this schedule:

AGM = Assured Guaranty Municipal
AMBAC = American Municipal Bond Assurance Corp.
BHAC = Berkshire Hathaway Assurance Corporation
CR = Custodial Receipts
FGIC = Financial Guaranty Insurance Co.
FHA = Federal Housing Administration
FHLMC = Federal Home Loan Mortgage Corp.
FNMA = Federal National Mortgage Association
GNMA = Government National Mortgage Association
GTD = Guaranteed
NPFGC = National Public Finance Guarantee Corp.
VA = Department of Veterans Affairs

See Accompanying Notes to Financial Statements.

Ivy Municipal High Income Fund

Asset Allocation

Bonds	**96.7%**
Municipal Bonds	96.7%
Cash and Cash Equivalents	**3.3%**

Lipper Rankings

Category: Lipper High Yield Municipal Debt Funds	Rank	Percentile
1 Year	62/121	51
3 Year	51/114	45

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**39.4%**
AA	3.3%
A	8.1%
BBB	28.0%
Non-Investment Grade	**57.3%**
BB	8.7%
B	6.0%
CCC	1.8%
Below CCC	0.1%
Non-rated	40.7%
Cash and Cash Equivalents	**3.3%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Ivy Municipal High Income Fund *(in thousands)* SEPTEMBER 30, 2013 (UNAUDITED)

MUNICIPAL BONDS	Principal	Value
Alabama – 0.8%		
AL 21st Century Auth, Tob Stlmt Rev Bonds, Ser 2012-A, 5.000%, 6–1–21	$ 1,000	$ 1,126
Fairfield, AL GO Warrants, Ser 2012, 6.000%, 6–1–37	8,485	8,301
		9,427
Alaska – 0.6%		
Northn Tob Securitization Corp, Tob Stlmt Asset-Bkd Bonds, Ser 2006A Sr Cur Int Bonds, 5.000%, 6–1–46	11,000	7,663
Arizona – 4.9%		
AZ Hlth Fac Auth, Rev Bonds (Banner Hlth), Ser 2007B, 0.994%, 1–1–37 (A)	20,000	15,140
Indl Dev Auth of Mohave Cnty, Correctional Fac Contract Rev Bonds (Mohave Prison, LLC Expansion Proj), Ser 2008:		
7.500%, 5–1–19	1,825	2,090
8.000%, 5–1–25	7,500	8,876
Indl Dev Auth of Pima, Edu Rev Bonds (Noah Webster Basic Sch Proj), Ser 2004A, 6.125%, 12–15–34	1,315	1,296
Indl Dev Auth of Tempe, AZ, Rev Rfdg Bonds (Friendship Vlg of Tempe), Ser 2012A:		
6.000%, 12–1–27	2,390	2,437
6.250%, 12–1–42	2,150	2,145
6.250%, 12–1–46	1,000	986
Indl Dev Auth of Tucson, Edu Rev Bonds (Agribusiness and Equine Ctr Proj), Ser 2004A, 6.125%, 9–1–34	500	490
Indl Dev Auth of Yavapai, Edu Rev Bonds (AZ Agribusiness and Equine Ctr, Inc. Proj), Ser 2011, 7.875%, 3–1–42	3,500	3,821
La Paz Cnty, AZ, Indl Dev Auth, Indl Dev Rev Sr Lien, Imperial Rgnl Detention Fac Proj, 7.800%, 10–1–39	25,000	24,917
		62,198
California – 9.1%		
Adelanto Pub Auth, Fixed Rate Rfdg Rev Bonds (Util Sys Proj), Ser 2009A, 6.750%, 7–1–39	4,000	4,153

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
Anaheim Cmnty Facs Dist No. 08-1 (Platinum Triangle), Spl Tax Bonds, Ser 2010, 6.250%, 9–1–40	$5,275	$5,345
Arpt Comsn of San Francisco, San Francisco Intl Arpt, Second Ser Rev Rfdg Bonds, Ser 2012A:		
5.000%, 5–1–28	2,500	2,674
5.000%, 5–1–29	1,750	1,831
CA Muni Fin Auth, Edu Fac Rev Bonds (Literacy First Proj), Ser 2010B, 6.000%, 9–1–30	2,170	2,199
CA Muni Fin Auth, Edu Fac Rev Bonds (American Heritage Edu Fndtn Proj), Ser 2006A, 5.250%, 6–1–36	1,150	937
CA Muni Fin Auth, Edu Fac Rev Bonds (King/Chavez Academies Proj), Ser 2009A, 8.750%, 10–1–39	1,505	1,698
CA Muni Fin Auth, Edu Fac Rev Bonds (King/Chavez Academies Proj), Taxable Ser 2009B, 8.000%, 10–1–22	400	449
CA Sch Fin Auth, Charter Sch Rev Bonds (Coastal Academy Proj), Ser 2013A, 5.000%, 10–1–42	1,200	1,030
CA Statewide Cmnty Dev Auth Rev Bonds (Lancer Plaza Proj), Ser 2013:		
5.625%, 11–1–33	1,400	1,248
5.875%, 11–1–43	1,890	1,643
CA Statewide Cmnty Dev Auth Sr Living Rev Bonds (Southn CA Presbyterian Homes), Ser 2009, 6.625%, 11–15–24	2,490	2,750
CA Statewide Cmnty Dev Auth, Rev Bonds (Thomas Jefferson Sch of Law), Ser 2008 A:		
7.250%, 10–1–32	3,400	3,340
7.250%, 10–1–38	5,000	4,878
CA Statewide Cmnty Dev Auth, Sch Fac Rev Bonds (Aspire Pub Sch), Ser 2010:		
6.000%, 7–1–40	7,365	7,192
6.350%, 7–1–46	250	251
CA Statewide Cmnty Dev Auth, Sr Living Rev Bonds (Southrn CA Presbyterian Homes), Ser 2009, 7.000%, 11–15–29	2,000	2,192

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
CA Statewide Cmnty Dev Auth, Sr Living Rev Bonds (Southn CA Presbyterian Homes), Ser 2009, 7.250%, 11–15–41	$6,000	$ 6,531
CA Various Purp GO Bonds, 6.000%, 4–1–35	500	570
Cert of Part, Oro Grande Elementary Sch Dist, Ser 2013, 5.125%, 9–15–42	2,130	1,908
Golden State Tob Securitization Corp, Tob Stlmt Asset-Bkd Bonds, Ser 2007A-1, 5.125%, 6–1–47	1,000	701
Inland Empire Tob Securitization Auth, Tob Stlmt Asset-Bkd Bonds (Inland Empire Tob Securitization Corp), Ser 2007, 4.625%, 6–1–21	4,260	3,898
Palomar Pomerado Hlth, San Diego Cnty, CA, Cert of Part:		
6.750%, 11–1–39	4,935	5,086
6.000%, 11–1–41	3,000	2,920
Redev Agy of San Buenaventura, Merged San Buenaventura Redev Proj, 2008 Tax Alloc Bonds, 8.000%, 8–1–38	100	108
San Buenaventura Rev Bonds (Cmnty Mem Hlth Sys), Ser 2011:		
7.000%, 12–1–26	5,000	5,562
8.000%, 12–1–26	1,400	1,653
8.000%, 12–1–31	9,400	10,760
San Jose, CA Arpt Rev Bonds, Ser 2011A-1, 5.250%, 3–1–34	2,500	2,560
San Mateo Cmnty Fac Dist No. 2008-1 (Bay Meadows), Spl Tax Bonds, Ser 2012, 6.000%, 9–1–42	8,000	8,330
State Pub Works Board of CA, Lease Rev Bonds (Var Cap Proj), 2012 Ser G, 5.000%, 11–1–37	5,000	5,062
Tob Securitization Auth of South CA, Tob Stlmt Asset-Bkd Bonds (San Diego Cnty Tob Asset Securitization Corp.), Ser 2006A, 4.750%, 6–1–25	6,060	5,707

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
Tob Securitization Auth of Southn CA, Tob Stlmt Asset-Bkd Bonds (San Diego Cnty Tob Asset Securitization Corp), Ser 2006A Sr Current Int Bonds, 5.000%, 6–1–37	$12,500	$ 9,453
		114,619
Colorado – 4.1%		
Arkansas River Power Auth, CO, Power Rev Impvt Bonds, Ser 2008, 6.000%, 10–1–40	9,005	9,046
Arkansas River Power Auth, CO, Power Rev Impvt Bonds, Ser 2010, 6.125%, 10–1–40	5,000	5,116
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (The Classical Academy Proj), Ser 2008A, 7.400%, 12–1–38	85	93
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (Twin Peaks Charter Academy Proj), Ser 2008, 7.000%, 11–15–38	230	250
CO Edu and Cultural Fac Auth, Independent Sch Rev Rfdg Bonds (Vail Mountain Sch Proj), Ser 2010, 6.125%, 5–1–40	1,000	1,010
CO Hlth Fac Auth Rev Bonds (CO Sr Residences Proj), Ser 2012: 6.750%, 6–1–32	2,610	2,526
7.125%, 6–1–47	3,000	2,953
CO Hlth Fac Auth, Rev Bonds (Christian Living Cmnty – Clermont Park Proj), Ser 2006A, 5.750%, 1–1–37	1,460	1,428
CO Hlth Fac Auth, Rev Bonds (Christian Living Cmnty – Clermont Park Proj), Ser 2009A, 7.250%, 1–1–14	100	103
CO Hlth Fac Auth, Rev Bonds (Total Longterm Care Natl Oblig Group Proj), Ser 2010A, 6.250%, 11–15–40	1,250	1,295
Kremmling Mem Hosp Dist Proj, Ser 2010, 7.125%, 12–1–45	4,345	4,455

MUNICIPAL BONDS (Continued)	Principal	Value
Colorado (Continued)		
Lincoln Park Metro Dist, Douglas Cnty, CO, GO Rfdg and Impvt Bonds, Ser 2008, 6.200%, 12–1–37	$3,500	$ 3,548
North Range Metro Dist No. 2, Adams Cnty, CO, Ltd Tax GO Bonds, Ser 2007, 5.500%, 12–15–27	4,660	4,401
Rgnl Trans Dist, Private Activity Bonds (Denver Transit Partn Eagle P3 Proj), Ser 2010: 6.500%, 1–15–30	3,000	3,213
6.000%, 1–15–41	2,990	3,014
Sorrel Ranch Metro Dist, Arapahoe Cnty, CO, GO Ltd Tax Bonds, Ser 2006, 5.750%, 12–1–36	4,269	3,840
Tallgrass Metro Dist, Arapahoe Cnty, CO, GO Ltd Tax Rfdg and Impvt Bonds, Ser 2007, 5.250%, 12–1–37	3,774	3,259
Wildgrass Metro Dist, Broomfield Cnty, CO, GO Ltd Tax Rfdg Bonds, Ser 2007, 6.200%, 12–1–34	2,524	2,432
		51,982
Connecticut – 0.6%		
Eastn CT Res Recovery Auth, Solid Waste Rev Bonds (Wheelabrator Lisbon Proj), Ser 1993A, 5.500%, 1–1–14	45	45
Harbor Point Infra Impvt Dist (Harbor Point Proj), Spl Oblig Rev Bonds, Ser 2010A, 7.875%, 4–1–39	2,000	2,172
Stamford, CT Spl Oblig Rev Bonds (Mill River Corridor Proj), Ser 2011A, 7.000%, 4–1–41	5,000	5,046
		7,263
Delaware – 0.5%		
DE Econ Dev Auth, Exempt Fac Rev Bonds (Indian River Power LLC Proj), Ser 2010, 5.375%, 10–1–45	7,000	6,618
District Of Columbia – 0.1%		
Metro WA Arpts Auth, Dulles Toll Road, Second Sr Lien Rev Bonds, Ser 2010B, 0.000%, 10–1–18 (B)	1,000	793

MUNICIPAL BONDS (Continued)	Principal	Value
Florida – 3.3%		
Brevard Cnty, FL, Indl Dev Rev Bonds (TUFF FL Tech Proj), Ser 2009: 6.500%, 11–1–29	$ 710	$ 718
6.750%, 11–1–39	1,490	1,503
Cap Trust Agy, Rev Bonds (Million Air One LLC Gen Aviation Fac Proj), Ser 2011, 7.750%, 1–1–41	5,685	6,039
FL Dev Fin Corp, Edu Fac Rev Bonds (Renaissance Charter Sch, Inc. Proj), Ser 2010A, 6.000%, 9–15–40	4,000	3,620
FL Dev Fin Corp, Edu Fac Rev Bonds (Renaissance Charter Sch, Inc. Proj), Ser 2012A, 6.125%, 6–15–43	6,500	5,647
FL Dev Fin Corp, Taxable Edu Fac Rev Bonds (Renaissance Charter Sch, Inc. Proj), Ser 2012B, 7.500%, 6–15–18	1,700	1,696
FL Hurricane Catastrophe Fund Fin Corp, Rev Bonds, Ser 2010A, 5.000%, 7–1–15	1,000	1,076
Lee Cnty Indl Dev Auth, Hlthcare Fac Rfdg Rev Bonds (Cypress Cove at HealthPark FL, Inc. Proj), Ser 2012, 6.500%, 10–1–47	6,000	6,058
Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2010B, 5.000%, 10–1–25	1,000	1,089
Mid-Bay Bridge Auth, Springing Lien Rev Bonds, Ser2011A, 7.250%, 10–1–40	4,800	5,270
Mid-Bay Bridge Auth, Springing Lien Rev Bonds, Ser 2011A, 7.250%, 10–1–34	5,200	5,751
St. Johns Cnty Indl Dev Auth, Rev Bonds (Presbyterian Ret Cmnty Proj), Ser 2010A, 6.000%, 8–1–45	3,000	3,101
		41,568
Georgia – 0.3%		
DeKalb Cnty, GA, Hosp Auth, Rev Anticipation Cert (DeKalb Med Ctr, Inc. Proj), Ser 2010, 6.125%, 9–1–40	2,500	2,522

Ivy Municipal High Income Fund (in thousands) SEPTEMBER 30, 2013 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
Georgia (Continued)		
Savannah Econ Dev Auth, First Mtg Rev Bonds (The Marshes of Skidaway Island Proj), Ser 2003A:		
7.400%, 1–1–24	$ 250	$ 253
7.400%, 1–1–34	815	821
		3,596
Guam – 1.0%		
Cert of Part (JFK High Sch Proj), Dept of Edu, GU, 6.625%, 12–1–30	1,400	1,444
Cert of Part (JFK High Sch Proj), Dept of Edu, GU, Ser 2010A, 6.875%, 12–1–40	3,500	3,628
Govt of GU, GO Bonds, Ser 2009A:		
5.750%, 11–15–14	65	66
7.000%, 11–15–39	7,000	7,394
		12,532
Hawaii – 0.6%		
Dept of Budget and Fin of HI, Spl Purp Sr Living Rev Bonds (15 Craigside Proj), Ser 2009A:		
8.750%, 11–15–29	1,450	1,623
9.000%, 11–15–44	4,200	4,681
Kaua'I Cmnty Fac Dist No. 2008-1 (Kukul'ula Dev Proj), Spl Tax Rev Bonds, Ser 2012, 5.750%, 5–15–42	2,000	1,857
		8,161
Idaho – 0.1%		
ID Hsng and Fin Assoc (Compass Pub Charter Sch, Inc. Proj), Ser 2010A:		
6.250%, 7–1–40	1,000	1,009
6.250%, 7–1–45	550	552
		1,561
Illinois – 10.3%		
Belleville, IL, Tax Incr Rfdg Rev Bonds (Frank Scott Pkwy Redev Proj), Ser 2007A:		
5.000%, 5–1–26	1,275	1,147
5.700%, 5–1–36	4,160	3,745
Cert of Part, Metra Market of Chicago, L.L.C. Redev Proj, Ser A, 6.870%, 2–15–24	1,400	1,458
Chicago Midway Arpt, Second Lien Rev Bonds, Ser 2010B, 5.000%, 1–1–34	1,500	1,577
Chicago Multi-Fam Hsng Rev Bonds (Goldblatts Supportive Living Proj), Ser 2013, 6.125%, 12–1–43	$ 6,000	$ 5,164
Chicago O'Hare Intl Arpt, Gen Arpt Third Lien Rev Bonds, Ser 2011A, 5.750%, 1–1–39	1,000	1,036
Cook Cnty, IL Recovery Zone Fac Rev Bonds (Navistar Intl Corp Proj), Ser 2010, 6.500%, 10–15–40	11,000	11,143
Fairview Heights, IL, Tax Incr Rfdg Rev Bonds (Shoppes at St. Clair Square Redev Proj), Ser 2009A, 8.000%, 12–1–28	370	381
IL Fin Auth Rev Bonds (Lutheran Home and Svs Oblig Group), Ser 2012, 5.625%, 5–15–42	4,500	4,169
IL Fin Auth, Rev Bonds (Navistar Intl Corp Proj), Ser 2010, 6.500%, 10–15–40	10,500	10,635
IL Fin Auth, Rev and Rfdg Bonds (Roosevelt Univ Proj), Ser 2009, 6.500%, 4–1–44	10,000	10,589
IL Fin Auth, Rev Bonds (Admiral at the Lake Proj), Ser 2010A, 8.000%, 5–15–40	15,000	15,832
IL Fin Auth, Rev Bonds (Admiral at the Lake Proj),Ser 2010A, 8.000%, 5–15–46	6,500	6,842
IL Fin Auth, Rev Bonds (Admiral at the Lake Proj), Ser 2010D-3, 6.000%, 5–15–17	835	835
IL Fin Auth, Rev Bonds (Silver Cross Hosp and Med Ctrs), Ser 2009, 7.000%, 8–15–44	7,000	7,570
IL Fin Auth, Rev Bonds (Three Crowns Park Proj), Ser 2006A:		
5.875%, 2–15–26	1,000	1,001
5.875%, 2–15–38	2,500	2,349
IL State Toll Hwy Auth, Toll Hwy Sr Rev Bonds, 2013 Ser A, 5.000%, 1–1–38	5,000	5,007
Springfield, Sangamon Cnty, IL, Spl Svc Area (Legacy Pointe), Tax Bonds, Ser 2009, 7.875%, 3–1–32	500	517
Springfield, Sangamon Cnty, IL, Spl Svc Area (Legacy Pointe), Tax Bonds, Ser 2010, 7.500%, 3–1–32	$ 1,500	$ 1,526
SW IL Dev Auth, Local Govt Prog Rev Bonds (City of Belleville-Carlyle/ Green Mount Redev Proj), Ser 2011A, 7.000%, 7–1–41	6,000	6,024
SW IL Dev Auth, Local Govt Prog Rev Bonds (Granite City Proj), Ser 2008, 7.000%, 12–1–18	1,750	2,137
SW IL Dev Auth, Local Govt Prog Rev Bonds (Granite City Proj), Ser 2009, 8.000%, 1–15–22	490	520
SW IL Dev Auth, Local Govt Prog Rev Rfdg Bonds (Granite City Proj), Ser 2012, 5.250%, 3–1–23	5,775	5,745
Upper IL River Vly Dev Auth (Pleasant View Luther Home Proj), Rev Bonds, Ser 2010:		
7.250%, 11–15–40	1,100	1,110
7.375%, 11–15–45	1,500	1,512
Upper IL River Vly Dev Auth Multi-Fam Hsng Rev Bonds (Deer Park of Huntley Proj), Ser 2012, 6.500%, 12–1–32	4,935	4,554
Vlg of East Dundee, Kane and Cook Cnty, IL, Ltd Oblig Tax Incr Rev Bonds (Route 25 South Redev Proj), Ser 2012, 5.625%, 12–1–31	1,525	1,332
Vlg of Matteson, Cook Cnty, IL, GO Cap Apprec Debt Cert, Ser 2010, 0.000%, 12–1–16 (B)	1,840	1,386
Vlg of Riverdale, Cook Cnty, IL, Unlimited Tax GO Bonds, Ser 2011, 8.000%, 10–1–36	10,255	10,721
		127,564
Indiana – 2.9%		
City of Carmel, IN, Rev Bonds, Ser 2012A:		
7.000%, 11–15–27	1,550	1,575
7.000%, 11–15–32	2,000	2,002
7.125%, 11–15–42	7,500	7,457
Hammond IN, Redev Dist Rev Bonds (Marina Area Proj), Ser 2008, 6.000%, 1–15–17	10	10

MUNICIPAL BONDS (Continued)	Principal	Value
Indiana (Continued)		
Hendricks Cnty Redev Dist, Tax Incr Rev Rfdg Bonds, Ser 2010B, 6.450%, 1–1–23	$ 205	$ 211
IN Fin Auth, Rev Bonds (Irvington Cmnty Sch Proj), Ser 2009A, 9.000%, 7–1–39	1,075	1,218
IN Fin Auth, Midwestrn Disaster Relief Rev Bonds (OH Vly Elec Corp Proj), Ser 2012A, 5.000%, 6–1–39	10,000	9,123
Lake Station 2008 Bldg Corp, Lake Station, IN, First Mtg Bonds, Ser 2010, 6.000%, 7–15–27	3,170	3,406
Terre Haute, IN Rev Bonds (Westminister Vlg Proj),Ser 2012, 6.000%, 8–1–39	5,000	4,425
Whitestown, IN, Econ Dev Tax Incr Rev Bonds (Perry Indl Park and Whitestown Crossing Proj), Ser 2010A, 7.000%, 2–1–30	1,880	1,939
Whiting, IN, Redev Dist Tax Incr Rev Bonds (Standard Avenue Proj), Ser 2006, 5.350%, 1–15–27	3,925	3,742
Whiting, IN, Redev Dist Tax Incr Rev Bonds (Lakefront Dev Proj), Ser 2010, 6.750%, 1–15–32	1,400	1,430
		36,538
Iowa – 0.2%		
IA Fin Auth, Ret Cmnty Rev Bonds (Edgewater LLC Proj), Ser 2007A, 6.750%, 11–15–37	3,000	3,028
Kansas – 0.5%		
Arkansas City, KS Pub Bldg Comsn, Rev Bonds (South Cent KS Rgnl Med Ctr), Ser 2009, 7.000%, 9–1–38	500	556
Atchison, KS, Hosp Rev Bonds (Atchison Hosp Assoc), Ser 2009, 6.000%, 9–1–30 (A)	1,000	1,002
Lawrence, KS (The Bowersock Mills & Power Co Hydroelec Proj) Indl Rev Bonds (Recovery Zone Fac Bonds), Ser 2010A, 7.625%, 8–1–37	4,000	3,823

MUNICIPAL BONDS (Continued)	Principal	Value
Kansas (Continued)		
Olathe, KS, Sr Living Fac Rev Bonds (Catholic Care Campus, Inc.), Ser 2006A, 6.000%, 11–15–38	$ 1,000	$ 961
		6,342
Kentucky – 1.7%		
KY Econ Dev Fin Auth, Hosp Rev Bonds, Ser 2010A:		
6.375%, 6–1–40	12,000	12,712
6.500%, 3–1–45	6,000	6,363
Murray, KY, Hosp Fac Rev Bonds (Murray-Calloway Cnty Pub Hosp Corp Proj), Ser 2010, 6.375%, 8–1–40	2,000	2,095
		21,170
Louisiana – 0.5%		
LA Local Govt Envirnmt, Fac and Comm Dev Auth, Rev Bonds (Westlake Chemical Corp Projs) (Ike Zone), Ser 2010A-2, 6.500%, 11–1–35	3,975	4,232
LA Tob Stlmt Fin Corp, Tob Stlmt Asset-Bkd Rfdg Bonds, Ser 2013A, 5.250%, 5–15–35	1,000	981
New Orleans Aviation Board, Gulf Opp Zone CFC Rev Bonds (Consolidated Rental Car Proj), Ser 2009A, 6.500%, 1–1–40	745	824
		6,037
Maine – 0.2%		
ME Hlth and Higher Edu Fac Auth, Rev Bonds (EastnME Med Ctr Oblig Group Issue) Ser 2013, 5.000%, 7–1–43	2,000	1,980
Portland, ME, Gen Arpt Rev Bonds, Ser 2010, 5.000%, 1–1–30	500	522
		2,502
Maryland – 0.4%		
MD Econ Dev Corp, Econ Dev Rev Bonds (Terminal Proj), Ser B, 5.750%, 6–1–35	500	505
MD Econ Dev Corp, Port Fac Rfdg Rev Bonds (CNX Marine Terminals Inc. Port of Baltimore Fac), Ser 2010, 5.750%, 9–1–25	4,350	4,514
		5,019

MUNICIPAL BONDS (Continued)	Principal	Value
Massachusetts – 2.2%		
MA Port Auth, Spl Fac Rev Bonds (Delta Air Lines,Inc., Proj), Ser 2001B (Auction Rate Sec) (Insured by AMBAC), 0.258%, 1–1–31 (A)	$35,000	$27,825
Michigan – 6.5%		
Detroit, MI, GO Bonds, Ser 2004-A(1) (Insured by AMBAC), 5.250%, 4–1–23 (C)	1,420	1,169
Econ Dev Corp of Oakland Cnty, Ltd Oblig Rev Rfdg Bonds (The Roman Catholic Archdiocese of Detroit), Ser 2011, 6.500%, 12–1–20	6,425	6,617
Flint Hosp Bldg Auth, Bldg Auth Rev Rental Bonds (Hurley Med Ctr), Ser 2010:		
7.375%, 7–1–35	1,600	1,735
7.500%, 7–1–39	2,500	2,720
Kent Hosp Fin Auth Rev Bonds (Metro Hosp Proj), Ser 2005A:		
6.000%, 7–1–35	2,785	2,839
6.250%, 7–1–40	15,500	15,840
MI Fin Auth, Pub Sch Academy Ltd Oblig Rev and Rev Rfdg Bonds (MI Technical Academy Proj), Ser 2012:		
7.100%, 10–1–31	1,000	983
7.450%, 10–1–41	2,000	1,967
MI Fin Auth, Pub Sch Academy Ltd Oblig Rev Bonds (Hanley Intl Academy, Inc. Proj), Ser 2010A, 6.125%, 9–1–40	4,535	4,238
MI Fin Auth, Rev Bonds (Sch Dist of Detroit), Ser 2012, 5.000%, 6–1–20	1,425	1,548
MI Fin Auth, Sr Edu Fac Rev Bonds (St. Catherine of Siena Academy Proj), Ser 2010A, 8.500%, 10–1–45	13,000	13,923
MI Fin Auth, State Aid Rev Notes (Sch Dist of Detroit), Ser 2001A-1, 8.000%, 10–1–30	2,480	2,621
MI Tob Stlmt Fin Auth, Tob Stlmt Asset-Backed Bonds, Ser 2008A, 6.875%, 6–1–42	17,500	16,313
MI Tob Stlmt Fin Auth, Tob Stlmt Asset-Bkd Bonds,Sr Current Int Bonds, Ser 2007A, 5.125%, 6–1–22	4,430	3,755

MUNICIPAL BONDS (Continued)

	Principal	Value
Michigan (Continued)		
Royal Oak Hosp Fin Auth, Hosp Rev and Rfdg Bonds (William Beaumont Hosp Oblig Group), Ser 2009V:		
8.000%, 9–1–29	$ 55	$ 66
8.250%, 9–1–39	4,750	5,710
Royal Oak Hosp Fin Auth, Hosp Rev and Rfdg Bonds (William Beaumont Hosp Oblig Group), Ser 2009W,		
6.000%, 8–1–39	150	159
		82,203
Minnesota – 0.4%		
Minneapolis Hlth Care Sys Rev Bonds (Fairview Hlth Svc), Ser 2008B,		
6.500%, 11–15–38	4,350	4,978
Missouri – 3.7%		
Arnold, MO, Real Ppty Tax Incr Rev Bonds (Arnold Triangle Redev Proj), Ser 2009A,		
7.750%, 5–1–28	575	610
Belton, MO Tax Incr Rev Bonds (Belton MarketplaceRedev Proj), Ser 2012,		
6.375%, 12–1–29	2,035	1,864
Belton, MO, Tax Incr Rev Bonds (Belton Town Centre Proj), Ser 2004:		
6.000%, 3–1–19	2,610	2,620
6.250%, 3–1–24	1,100	1,093
Belton, MO, Tax Incr Rev Bonds (Belton Town Centre Proj), Ser 2006,		
5.625%, 3–1–25	520	486
Broadway-Fairview Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A,		
6.125%, 12–1–36	200	152
Grindstone Plaza Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A:		
5.250%, 10–1–21	250	224
5.400%, 10–1–26	385	310
5.500%, 10–1–31	425	323
5.550%, 10–1–36	325	237
Hlth and Edu Fac Auth of MO, Edu Fac Rfdg Rev Bonds, Rockhurst Univ, Ser 2011A,		
6.500%, 10–1–30	1,000	1,101

MUNICIPAL BONDS (Continued)

	Principal	Value
Missouri (Continued)		
Indl Dev Auth of Kirkwood, MO, Ret Cmnty Rev Bonds (Aberdeen Heights Proj), Ser 2010A,		
8.250%, 5–15–45	$1,000	$1,111
Jennings, MO, Tax Incr and Cmnty Impvt Rfdg Rev Bonds (Northland Redev Area Proj), Ser 2006,		
5.000%, 11–1–23	2,360	2,305
Lakeside 370 Levee Dist (St. Charles Cnty, MO), Levee Dist Impvt Bonds, Ser 2008:		
6.000%, 4–1–18 (C)	1,170	812
7.000%, 4–1–28 (C)	535	371
Land Clearance for Redev Auth of St. Louis, Recovery Zone Fac Bonds (Kiel Opera House Proj), Ser 2010B,		
7.000%, 9–1–35	1,000	971
Lee's Summit, MO, Tax Incr Rev Bonds (Summit Fair Proj) Ser 2011,		
7.250%, 4–1–30	5,000	4,990
Liberty, MO, Tax Incr Rev Bonds (Liberty Triangle Proj), Ser 2007,		
5.500%, 10–1–22	205	203
Meadows Trans Dev Dist (Lake Saint Louis, MO), Ser 2010,		
5.400%, 5–1–35	1,230	1,245
MO Dev Fin Board, Research Fac Rev Bonds (Midwest Research Institute Proj), Ser 2007,		
4.500%, 11–1–27	225	203
St. Louis Cnty, MO, Rev Notes (Lambert Arpt Eastn Perimeter Redev Proj-RPA1), Sr Ser B,		
9.000%, 11–1–31	8,975	8,826
St. Louis Muni Fin Corp, Compound Int Leasehold Rev Bonds (Convention Ctr Cap Impvt Proj), Ser 2010A (Insured by AGM):		
0.000%, 7–15–36 (B)	750	214
0.000%, 7–15–37 (B)	1,500	402
Tax Incr Fin Comsn of Kansas City, MO, Tax Incr Rev Bonds (Brywood Ctr Proj), Ser 2010A,		
8.000%, 4–1–33 (C)	3,950	2,296
The Elm Point Commons Cmnty Impvt Dist (St. Charles, MO), Spl Assmt Bonds, Ser 2007,		
5.750%, 3–1–27	105	97

MUNICIPAL BONDS (Continued)

	Principal	Value
Missouri (Continued)		
The Indl Dev Auth of Bridgeton, MO, Sales Tax Rev Bonds (Hilltop Cmnty Impvt Dist Proj), Ser 2008A,		
5.875%, 11–1–35	$ 250	$ 189
The Indl Dev Auth of Kansas City, MO, Hlth Care Fac First Mtg Rev Bonds (The Bishop Spencer Place Proj), Ser 1994:		
6.250%, 1–1–24	1,365	1,375
6.500%, 1–1–35	7,000	7,016
The Indl Dev Auth of Lee's Summit, MO, Infra Fac Rev Bonds (Kensington Farms Impvt Proj), Ser 2007,		
5.750%, 3–1–29	1,000	878
The Indl Dev Auth of Moberly, MO, Annual Appropriation Recovery Zone Fac Bonds (Proj Sugar), Ser 2010-C,		
6.000%, 9–1–24 (C)	2,000	140
The Indl Dev Auth of Platte Cnty, MO, Trans Rev Bonds (Zona Rosa Phase II Retail Proj), Ser 2007,		
6.850%, 4–1–29	220	224
The Indl Dev Auth of St. Joseph, MO, Hlthcare Rev Bonds (Living Cmnty of St. Joseph Proj), Ser 2002,		
7.000%, 8–15–32	4,000	3,995
		46,883
Nebraska – 1.0%		
Cent Plains Enrg Proj, Gas Proj Rev Bonds (Proj No. 3), Ser 2012:		
5.250%, 9–1–37	10,000	10,022
5.000%, 9–1–42	3,000	2,874
		12,896
Nevada – 0.2%		
Las Vegas Redev Agy, NV, Tax Incr Rev Bonds, Ser 2009A,		
8.000%, 6–15–30	1,500	1,617
Overton Power Dist No. 5 (NV), Spl Oblig Rev Bonds, Ser 2008,		
8.000%, 12–1–38	265	307
		1,924

SCHEDULE OF INVESTMENTS
Ivy Municipal High Income Fund *(in thousands)*
SEPTEMBER 30, 2013 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
New Hampshire – 0.2%		
NH Hlth and Edu Fac Auth, Rev Bonds, Rivermead Issue, Ser 2011A, 6.875%, 7–1–41	$ 2,300	$ 2,377
New Jersey – 1.4%		
NJ Econ Dev Auth, Cigarette Tax Rev Rfdg Bonds, Ser 2012:		
5.000%, 6–15–26	1,000	1,030
5.000%, 6–15–28	1,000	1,009
5.000%, 6–15–29	500	497
NJ Econ Dev Auth, Spl Fac Rev Bonds (Continental Airlines, Inc. Proj), Ser 1999, 5.250%, 9–15–29	5,000	4,594
NJ Econ Dev Auth, Spl Fac Rev Bonds (Continental Airlines, Inc. Proj), Ser 2000, 7.000%, 11–15–30	2,000	2,000
NJ Edu Fac Auth, Rev Rfdg Bonds, Univ of Medicine and Dentistry of NJ Issue, Ser 2009B:		
7.125%, 12–1–23	850	1,100
7.500%, 12–1–32	450	591
Tob Stlmt Fin Corp, Tob Stlmt Asset-Bkd Bonds, Ser 2007-1A, 5.000%, 6–1–41	10,000	7,190
		18,011
New York – 2.2%		
Dormitory Auth, Sch Dist Rev Bond Fin Prog, Ser 2010A (Insured by AGM), 5.000%, 10–1–22	1,000	1,125
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2007A:		
6.500%, 1–1–27	6,750	3,744
6.700%, 1–1–43	13,000	7,209
NYC Indl Dev Agy, Spl Fac Rev Bonds (American Airlines, Inc. JFK Intl Arpt Proj), Ser 2005, 7.750%, 8–1–31	5,295	5,883
The Orange Co Funding Corp (NY), Assisted Living Residence Rev Bonds (The Hamlet at Wallkill Assisted Living Proj), Ser 2012, 6.500%, 1–1–46	11,500	9,851
		27,812

MUNICIPAL BONDS (Continued)	Principal	Value
North Carolina – 0.1%		
NC Med Care Comsn, Ret Fac First Mtg Rev Bonds (Galloway Ridge Proj), Ser 2010A, 6.000%, 1–1–39	$1,520	$ 1,506
Ohio – 2.1%		
Cleveland-Cuyahoga Cnty Port Auth, Dev Rev Bonds (Garfield Heights Proj), Ser 2004D, 5.250%, 5–15–23	1,145	1,061
Cleveland-Cuyahoga Cnty Port Auth, Dev Rev Bonds (Flats East Dev Proj), Ser 2010B, 7.000%, 5–15–40	2,600	2,750
Cnty of Muskingum, OH, Hosp Fac Rev Bonds (Genesis HlthCare Sys Oblig Group Proj), Ser 2013, 5.000%, 2–15–48	8,000	6,272
Columbus-Franklin Cnty Fin Auth, Dev Rev Bonds (Cent OH Rgnl Bond Fund), (One Neighborhood Proj), Ser 2010A, 6.500%, 11–15–39	1,225	1,181
Greene Cnty Port Auth, Adult Svc Fac Rev Bonds (Greene, Inc. Proj), Ser 2009, 7.500%, 12–1–33	500	559
OH Higher Edu Fac Rev Bonds (Ashland Univ 2010 Proj), 6.250%, 9–1–24	890	906
OH Hosp Fac Rev Bonds (Summa Hlth Sys 2010 Proj), 5.750%, 11–15–40	500	520
SE OH Port Auth, Hosp Fac Rev Rfdg and Impvt Bonds(Mem Hlth Sys of OH), 6.000%, 12–1–42	3,750	3,595
Toledo-Lucas Cnty Port Auth, Dev Rev Bonds (Toledo Sch for the Arts Proj), Ser 2007B, 5.500%, 5–15–28	840	873
Toledo-Lucas Cnty Port Auth, Dev Rev Bonds (Toledo Express Arpt Proj), Ser 2004C, 6.375%, 11–15–32	310	314
Toledo-Lucas Cnty Port Auth, Spl Assmt Rev Bonds (Crocker Park Pub Impvt Proj), Ser 2003, 5.375%, 12–1–35	9,000	8,723
		26,754

MUNICIPAL BONDS (Continued)	Principal	Value
Oklahoma – 0.7%		
OK Cnty Fin Auth, Ret Fac Rev Bonds (Concordia Life Care Cmnty), Ser 2005:		
6.125%, 11–15–25	$ 2,000	$ 2,007
6.000%, 11–15–38	7,495	6,981
		8,988
Oregon – 1.0%		
Hosp Fac Auth of Deschutes Cnty, OR, Hosp Rev Rfdg Bonds (Cascade Hlthcare Cmnty, Inc.), Ser 2008, 8.250%, 1–1–38	1,240	1,468
Hosp Fac Auth of Salem, OR, Rev Rfdg Bonds (Cap Manor, Inc.), Ser 2012, 6.000%, 5–15–42	2,900	2,857
OR Fac Auth, Rev Bonds (Concordia Univ Proj), Ser 2010A:		
6.125%, 9–1–30	1,040	1,056
6.375%, 9–1–40	1,750	1,791
Port of Portland, OR, Portland Intl Arpt, Passenger Fac Charge Rev Bonds, Ser 2011A, 5.500%, 7–1–30	5,180	5,639
		12,811
Pennsylvania – 5.0%		
Butler Cnty Hosp Auth, Hosp Rev Bonds (Butler Hlth Sys Proj), Ser 2009B, 7.250%, 7–1–39	200	226
Cumberland Cnty Muni Auth, Rfdg Rev Bonds (Asbury PA Oblig Group), Ser 2010, 6.125%, 1–1–45	5,000	5,086
Delaware Cnty Indl Dev Auth, Charter Sch Rev Bonds (Chester Cmnty Charter Sch Proj), Ser 2010A, 6.125%, 8–15–40	18,500	15,972
Hosp and Higher Edu Fac Auth of Philadelphia, Hosp Rev Bonds (Temple Univ Hlth Sys Oblig Grp), Ser 2012A, 5.625%, 7–1–42	3,000	2,574
PA Higher Edu Fac Auth, Rev Bonds (Edinboro Univ Fndtn Student Hsng Proj at Edinboro Univ of PA), Ser 2010, 6.000%, 7–1–43	2,530	2,475
PA Higher Edu Fac Auth, Student Hsng Rev Bonds (Univ Ppty, Inc. Student Hsng Proj at East Stroudsburg Univ of PA), Ser 2010, 6.000%, 7–1–21	1,000	1,104

Ivy Municipal High Income Fund (in thousands) SEPTEMBER 30, 2013 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
Pennsylvania (Continued)		
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2009E, 0.000%, 12–1–17 (A)	$20,000	$17,499
Philadelphia Auth Indl Dev, Rev Bonds (Global Leadership Academy Charter Sch Proj), Ser 2010, 6.375%, 11–15–40	1,000	1,024
Philadelphia Auth Indl Dev, Rev Bonds (Mariana Bracetti Academy Charter Sch Proj), Ser 2011:		
7.150%, 12–15–36	6,000	6,036
7.625%, 12–15–41	6,925	7,133
Philadelphia Auth Indl Dev, Rev Bonds (New Foundations Charter Sch Proj), Ser 2012, 6.625%, 12–15–41	2,000	2,024
Philadelphia, PA, Gas Works Rev Bonds (1998 Gen Ordinace), Ninth Ser, 5.250%, 8–1–40	1,250	1,229
The Borough of Langhorne Manor, Higher Edu and Hlth Auth (Bucks Cnty, PA), Hosp Rev Bonds (Lower Bucks Hosp), Ser 1992, 7.300%, 7–1–12 (C)	70	19
		62,401
Puerto Rico – 4.9%		
Cmnwlth of PR, Pub Impvt Rfdg GO Bonds, Ser 2011C, 6.500%, 7–1–40	3,000	2,311
Cmnwlth of PR, Pub Impvt Rfdg GO Bonds, Ser 2012A:		
5.750%, 7–1–28	3,000	2,349
5.500%, 7–1–39	5,000	3,389
PR Aqueduct and Sewer Auth, Rev Bonds, Ser A, 6.000%, 7–1–47	12,000	8,907
PR Elec Power Auth, Power Rev Bonds, Ser 2010XX:		
5.750%, 7–1–36	2,415	1,803
5.250%, 7–1–40	5,270	3,667
PR Elec Power Auth, Power Rev Bonds, Ser 2012A, 5.000%, 7–1–42	10,000	6,866
PR Elec Power Auth, Power Rev Bonds, Ser 2013A, 7.000%, 7–1–43	14,000	11,380
PR Pub Bldg Auth, Govt Fac Rev Rfdg Bonds, Ser U, 5.250%, 7–1–42	8,755	5,896

MUNICIPAL BONDS (Continued)	Principal	Value
Puerto Rico (Continued)		
PR Pub Fin Corp (Cmnwlth Approp Bonds), 2011 Ser B:		
6.000%, 8–1–25	$5,025	$ 4,140
6.000%, 8–1–26	1,000	825
PR Sales Tax Fin Corp, Sales Tax Rev Bonds, First Sub Ser 2009A, 6.375%, 8–1–39	5,500	4,753
PR Sales Tax Fin Corp, Sales Tax Rev Bonds, FirstSub Ser 2010A, 5.375%, 8–1–39	5,000	3,897
PR Sales Tax Fin Corp, Sales Tax Rev Bonds, First Sub Ser 2010C, 6.500%, 8–1–35	1,000	885
		61,068
South Carolina – 0.7%		
Piedmont Muni Pwr Agy, SC, Elec Rev Rfdg Bonds, Ser 2008C, 5.750%, 1–1–34	1,550	1,694
SC Jobs – Econ Dev Auth, Student Hsng Rev Bonds (Coastal Hsng Fndtn, LLC Proj), Ser 2009A:		
6.000%, 4–1–30	1,510	1,652
6.500%, 4–1–42	750	827
SC Pub Svc Auth, Rev Oblig, 2013 Tax-Exempt Ser E, 5.000%, 12–1–48	5,000	4,938
		9,111
Tennessee – 0.7%		
The Hlth and Edu Fac Board of Johnson City, TN, Hosp Rfdg Rev Bonds (Mountain States Hlth Alliance), Ser 2006A, 5.500%, 7–1–36	8,515	8,696
The Hlth and Edu Fac Board of Johnson City, TN, Hosp Rfdg Rev Bonds (Mountain States Hlth Alliance), Ser 2010A, 6.500%, 7–1–38	500	549
		9,245
Texas – 15.8%		
Bexar Cnty Hlth Fac Dev Corp, Rev Bonds (Army Ret Residence Fndtn Proj), Ser 2010, 6.200%, 7–1–45	3,250	3,404

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
Cap Area Cultural Ed Fac Fin Corp, Rev Bds (The Roman Catholic Diocese of Austin), Ser 2005B, 6.125%, 4–1–45	$ 3,150	$3,330
Cass Cnty Indl Dev Corp, Envirnmt Impvt Rev Bonds, Ser 2009A, 9.500%, 3–1–33	500	600
Cent TX Rgnl Mobility Auth, Sr Lien Rev Bonds, Ser 2010:		
0.000%, 1–1–36 (B)	500	125
0.000%, 1–1–40 (B)	500	95
Cent TX Rgnl Mobility Auth, Sr Lien Rev Bonds, Ser 2011, 6.250%, 1–1–46	3,000	3,070
Cent TX Rgnl Mobility Auth, Sub Lien Rev Rfdg Bonds, Ser 2013, 5.000%, 1–1–42	3,000	2,485
Dallas and Fort Worth, TX, Dallas/Fort Worth Intl Arpt, Joint Rev Rfdg Bonds, Ser 2012B, 5.000%, 11–1–32	5,000	5,107
Dallas/Fort Worth Intl Arpt, Joint Rev Impvt Bonds, Ser 2013A, 5.000%, 11–1–45	8,000	7,584
Grand Prkwy Trans Corp, First Tier Toll Rev Bonds,Ser 2013A, 5.500%, 4–1–53	10,000	9,984
Hackberry, TX, Combination Spl Assmt and Contract Rev Road Bonds (Hackberry Hidden Cove Pub Impvt Dist No. 2 Proj), Ser 2009A:		
8.625%, 9–1–29	125	128
9.000%, 9–1–38	1,250	1,288
Harris Cnty Cultural Edu Fac Fin Corp, Rev Rfdg Bonds (Space Ctr Houston Proj), Sr Ser 2009, 7.000%, 8–15–28	500	517
Hopkins Cnty Hosp Dist, Hosp Rev Bonds, Ser 2008:		
6.000%, 2–15–33	2,000	1,780
6.000%, 2–15–38	250	217
Houston Higher Edu Fin Corp, Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2011A, 6.875%, 5–15–41	3,800	4,180
Houston, TX Arpt Sys, Sub Lien Rev Rfdg Bonds, Ser 2011B:		
5.000%, 7–1–25	1,000	1,104
5.000%, 7–1–26	2,680	2,919

Ivy Municipal High Income Fund *(in thousands)* SEPTEMBER 30, 2013 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
La Vernia Higher Edu Fin Corp (KIPP, Inc.), Ser 2009A, 6.375%, 8–15–44	$2,000	$2,091
La Vernia Higher Edu Fin Corp (Winfree Academy Charter Sch), Edu Rev Bonds, Ser 2009, 9.000%, 8–15–38	2,520	2,898
Lubbock Hlth Fac Dev Corp, First Mtg Rev and RfdgBonds (Carillon Sr LifeCare Cmnty Proj), Ser 2005A, 6.500%, 7–1–26	1,500	1,537
Lubbock Hlth Fac Dev Corp, First Mtg Rev and Rfdg Bonds (Carillon Sr LifeCare Cmnty Proj), Ser 2005A, 6.625%, 7–1–36	7,000	7,083
Lufkin Hlth Fac Dev Corp, Rev Rfdg and Impvt Bonds (Mem Hlth Sys of East TX), Ser 2007, 5.500%, 2–15–37	6,025	5,904
Lufkin Hlth Fac Dev Corp, Rev Rfdg and Impvt Bonds (Mem Hlth Sys of East TX), Ser 2009, 6.250%, 2–15–37	5,000	5,216
Mission Econ Dev Corp, Solid Waste Disp Rev Bonds(Dallas Clean Enrg McCommas Bluff, LLC Proj), Ser 2011, 6.875%, 12–1–24	2,540	2,600
North TX Twy Auth, Spl Proj Sys Rev Bonds Convertible Cap Apprec Bonds, Ser 2011C, 0.000%, 9–1–23 (B)	8,500	5,799
Pharr, TX Higher Edu Fin Auth, Edu Rev Bonds (Idea Pub Sch), Ser 2009A:		
6.250%, 8–15–29	350	370
6.500%, 8–15–39	200	211
Red River Hlth Fac Dev Corp, First Mtg Rev Bonds (Eden Home, Inc. Proj), Ser 2012:		
7.000%, 12–15–32	6,200	6,014
7.250%, 12–15–42	3,800	3,664
Sanger, TX, Indl Dev Corp, Indl Dev Rev Bonds (TXPellets Proj), Ser 2012B, 8.000%, 7–1–38	5,000	5,016
Tarrant Cnty Cultural Edu Fac Fin Corp, Charter Sch Rev Bonds (Trinity Basin Preparatory Proj), Ser 2009A, 7.750%, 6–1–39	155	165
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (NW Sr Hsng Corp – Edgemere Proj), Ser 2006A:		
6.000%, 11–15–26	$ 2,035	$ 2,049
6.000%, 11–15–36	6,615	6,598
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (Buckingham Sr Living Cmnty, Inc. Proj), Ser 2007:		
5.500%, 11–15–22	3,000	3,040
5.625%, 11–15–27	250	248
5.750%, 11–15–37	11,840	11,234
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (Mirador Proj), Ser 2010A:		
8.000%, 11–15–29	2,500	2,622
8.125%, 11–15–39	5,000	5,220
Travis Cnty Hlth Fac Dev Corp, Ret Fac Rev Bonds (Querencia at Barton Creek Proj), Ser 2005A, 5.100%, 11–15–15	400	411
TX Muni Gas Acquisition and Supply Corp III, Gas Supply Rev Bonds, Ser 2012, 5.000%, 12–15–32	3,000	2,847
TX Private Activity Bond Surface Trans Corp, Sr Lien Rev Bonds (North Tarrant Express Managed Lanes Proj), Ser 2009, 6.875%, 12–31–39	12,975	14,150
TX Private Activity Bond Surface Trans Corp, Sr Lien Rev Bonds (LBJ Infra Group LLC IH-635 Managed Lanes Proj), Ser 2010:		
7.500%, 6–30–32	2,000	2,301
7.500%, 6–30–33	2,700	3,097
7.000%, 6–30–40	16,930	18,736
TX Pub Fin Auth Charter Sch Fin Corp, Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2010A, 6.200%, 2–15–40	10,000	10,476
TX Pub Fin Auth Charter Sch Fin Corp, Edu Rev Bonds (Odyssey Academy, Inc.), Ser 2010A, 7.125%, 2–15–40	2,000	2,124
TX Trans Comsn Cent TX Tpk Sys, First Tier Rev Rfdg Bonds, Ser 2012-A, 5.000%, 8–15–41	10,000	9,793
Wise Cnty, TX, Lease Rev Bonds (Parker Cnty Jr College Dist Proj), Ser 2011, 8.000%, 8–15–34	$5,000	$ 5,563
		196,994
Utah – 0.5%		
Muni Bldg Auth of Uintah Cnty, UT, Lease Rev Bonds, Ser 2008A, 5.300%, 6–1–28	350	369
UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (Paradigm High Sch), Ser 2010, 6.375%, 7–15–40	2,160	2,174
UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (North Davis Preparatory Academy), Ser 2010, 6.250%, 7–15–30	1,015	1,034
UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (North Star Academy Proj), Ser 2010B, 7.000%, 7–15–45	2,100	2,185
		5,762
Virgin Islands – 0.1%		
VI Pub Fin Auth, Sub Rev Bonds (VI Matching Fund Loan Note – Diageo Proj), Ser 2009A, 6.625%, 10–1–29	935	1,024
Virginia – 2.3%		
Econ Dev Auth of James City Cnty, VA, Residential Care Fac Rev Bonds (VA Utd Methodist Homes of Williamsburg, Inc.), Ser 2007A:		
6.000%, 6–1–43	3,039	2,505
2.000%, 10–1–48	983	–
Indl Dev Auth of Smyth Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009A, 8.000%, 7–1–38	470	550
Indl Dev Auth of Washington Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009C:		
7.250%, 7–1–19	740	825
7.500%, 7–1–29	25	28

Ivy Municipal High Income Fund (in thousands) SEPTEMBER 30, 2013 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
Virginia (Continued)		
Mosaic Dist Cmnty Dev Auth, Fairfax Cnty, VA, Rev Bonds Ser 2011A, 6.875%, 3–1–36	$4,300	$ 4,749
Norfolk Redev and Hsng Auth, First Mtg Rev Bonds (Fort Norfolk Ret Cmnty, Inc. – Harbor's Edge Proj), Ser 2004A, 6.125%, 1–1–35	1,000	936
Norfolk Redev and Hsng Auth, Multifam Rental Hsng Fac Rev Bonds (1016 Ltd Partnership – Sussex Apt Proj), Ser 1996, 8.000%, 9–1–26	435	433
VA Small Business Fin Auth Sr Lien Rev Bonds (95 Express Lanes LLC Proj), Ser 2012, 5.000%, 7–1–34	4,400	3,958
VA Small Business Fin Auth, Sr Lien Rev Bonds (Elizabeth River Crossing Opco, LLC Proj), Ser 2012:		
6.000%, 1–1–37	8,000	8,027
5.500%, 1–1–42	7,500	7,040
		29,051
Washington – 1.1%		
Indl Dev Corp of the Port of Seattle, spl Fac Rev Rfdg Bonds (Delta Air Lines, Inc. Proj), Ser 2012, 5.000%, 4–1–30	4,000	3,449
Port of Sunnyside, Yakima Cnty, WA, Rev Bonds (Indl Wastewater Treatment Sys), Ser 2008, 6.625%, 12–1–21	2,250	2,455
WA Hlth Care Fac Auth, Rev Bonds (Cent WA Hlth Svcs Assoc), Ser 2009:		
6.250%, 7–1–24	795	862
7.000%, 7–1–31	1,680	1,828
7.000%, 7–1–39	2,000	2,152
Washington (Continued)		
WA Hlth Care Fac Auth, Rev Bonds (Seattle Cancer Care Alliance), Ser 2008, 7.375%, 3–1–38	$ 250	$ 298
WA Hsng Fin Comsn, Nonprofit Hsng Rev And Rfdg Rev Bonds (Mirabella Proj), Ser 2012 C, 5.000%, 10–1–17	2,250	2,250
		13,294
West Virginia – 0.3%		
Brooke Cnty, WV, Rev Bonds (Bethany College), Ser 2011A, 6.750%, 10–1–37	4,000	4,240
Wisconsin – 0.9%		
Pub Fin Auth Sr Arpt Fac Rev and Rfdg Bonds (Trlps Obligated Group), Ser 2012B, 5.000%, 7–1–42	2,500	2,076
WI Hlth and Edu Fac Auth, Rev Bonds (Beloit College), Ser 2010A:		
6.125%, 6–1–35	1,220	1,295
6.125%, 6–1–39	250	264
WI Hlth and Edu Fac Auth, Rev Bonds (Saint John's Cmnty, Inc.), Ser 2009:		
7.250%, 9–15–29	2,180	2,333
7.625%, 9–15–39	5,500	5,915
		11,883
TOTAL MUNICIPAL BONDS – 96.7%		**$1,215,222**
(Cost: $1,251,553)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 2.1%		
Automatic Data Processing Inc., 0.050%, 10–2–13 (D)	$ 3,000	$ 3,000
CVS Caremark Corporation, 0.180%, 10–4–13 (D)	14,000	13,999
Diageo Capital plc (GTD by Diageo plc), 0.210%, 10–10–13 (D)	5,000	5,000
Wisconsin Electric Power Co., 0.100%, 10–1–13 (D)	3,172	3,172
		25,171
Master Note – 0.0%		
Toyota Motor Credit Corporation, 0.100%, 10–2–13 (A)	580	580
TOTAL SHORT-TERM SECURITIES – 2.1%		**$ 25,751**
(Cost: $25,752)		
TOTAL INVESTMENT SECURITIES – 98.8%		**$1,240,973**
(Cost: $1,277,305)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.2%		**15,006**
NET ASSETS – 100.0%		**$1,255,979**

Notes to Schedule of Investments

*Not shown due to rounding.

(A)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013.

(B)Zero coupon bond.

(C)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(D)Rate shown is the yield to maturity at September 30, 2013.

SCHEDULE OF INVESTMENTS
Ivy Municipal High Income Fund *(in thousands)*

SEPTEMBER 30, 2013 (UNAUDITED)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Municipal Bonds	$ —	$1,187,397	$27,825
Short-Term Securities	—	25,751	—
Total	$ —	$1,213,148	$27,825

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Municipal Bonds
Beginning Balance 4-1-13	$ 97,173
Net realized gain (loss)	(2)
Net unrealized appreciation (depreciation)	(2,952)
Purchases	—
Sales	(66,394)
Amortization/Accretion of premium/discount	—*
Transfers into Level 3 during the period	—
Transfers out of Level 3 during the period	—
Ending Balance 9-30-13	$ 27,825
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9-30-13	($ 1,931)

Transfers from Level 2 to Level 3 occurred generally due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred generally due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period. There were no transfers between Levels 1 and 2 during the period ended September 30, 2013.

Quantitative Information about Level 3 fair value measurements:

	Fair Value at 9-30-13	Valuation Technique(s)	Unobservable Input(s)
Assets			
Municipal Bonds	$27,825	Broker	Broker quotes

The following acronyms are used throughout this schedule:

AMBAC = American Municipal Bond Assurance Corp.
AGM = Assured Guaranty Municipal
GTD = Guaranteed

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**99.7%**
Information Technology	29.0%
Financials	26.2%
Consumer Discretionary	13.8%
Industrials	9.1%
Telecommunication Services	7.6%
Consumer Staples	6.5%
Utilities	3.6%
Energy	3.3%
Health Care	0.6%
Real Estate	0.0%
Purchased Options	**0.0%**
Bonds	**0.0%**
Corporate Debt Securities	0.0%
Cash and Cash Equivalents	**0.3%**

Country Weightings

Pacific Basin	**96.7%**
China	33.8%
South Korea	20.5%
Taiwan	13.3%
Hong Kong	10.7%
Singapore	7.4%
India	5.8%
Other Pacific Basin	5.2%
North America	**3.0%**
Cash and Cash Equivalents and Options	**0.3%**

Lipper Rankings

Category: Lipper Pacific Ex Japan Funds	Rank	Percentile
1 Year	63/98	64
3 Year	64/71	89
5 Year	29/40	71
10 Year	19/28	66

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
Galaxy Entertainment Group Limited, ADR	Hong Kong	Consumer Discretionary	Casinos & Gaming
Tencent Holdings Limited	China	Information Technology	Internet Software & Services
China Minsheng Banking Corp., Ltd., H Shares	China	Financials	Diversified Banks
Baidu.com, Inc., ADR	China	Information Technology	Internet Software & Services
Haitong Securities Co., Ltd., H Shares	China	Financials	Investment Banking & Brokerage
Hyundai Motor Company	South Korea	Consumer Discretionary	Automobile Manufacturers
Samsung Electronics Co., Ltd.	South Korea	Information Technology	Semiconductors
DBS Group Holdings Ltd	Singapore	Financials	Diversified Banks
China Overseas Land & Investment Limited	Hong Kong	Financials	Real Estate Development
Industrial and Commercial Bank of China Limited, H Shares	China	Financials	Diversified Banks

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Pacific Opportunities Fund *(in thousands)* SEPTEMBER 30, 2013 (UNAUDITED)

COMMON STOCKS	Shares	Value
China – 33.8%		
Baidu.com, Inc., ADR (A)	103	$ 15,929
Biostime International Holdings Limited	755	5,709
Bona Film Group Limited, ADR (A)	601	3,155
BYD Electronic (International) Company Limited	10,572	4,730
China Communications Services Corporation Limited, H Shares	18,076	10,558
China Foods Limited	11,712	4,213
China Merchants Bank Co., Limited, H Shares	6,085	11,062
China Merchants Holdings (International) Company Limited	2,362	8,588
China Minsheng Banking Corp., Ltd., H Shares	16,700	19,960
China Oilfield Services Limited	2,574	6,452
China Unicom Limited	6,654	10,381
CNOOC Limited	3,348	6,812
Forgame Holdings Limited (A)(B)	625	4,110
Guodian Technology & Environment Group Corporation Limited	20,881	4,227
Haitong Securities Co., Ltd., H Shares	9,994	14,921
HC International, Inc. (A)(B)	4,000	4,704
Huaneng Power International, Inc., H Shares	5,408	5,397
Industrial and Commercial Bank of China Limited, H Shares	19,338	13,489
Ping An Insurance (Group) Company of China, Ltd., A Shares	1,410	8,219
Shimao Property Holdings Limited	2,796	6,430
Tencent Holdings Limited	403	21,137
Youku.com Inc., ADR (A)	152	4,153
		194,336
Hong Kong – 10.7%		
AAC Technologies Holdings Inc.	1,976	8,981
China Modern Dairy Holdings Ltd., H Shares (A)	22,464	8,776
China Overseas Land & Investment Limited	4,664	13,741
Galaxy Entertainment Group Limited, ADR	3,423	24,008
SmarTone Telecommunications Holdings Limited	4,329	5,738
		61,244
India – 5.8%		
Bajaj Auto Ltd.	186	$ 5,915
HCL Technologies Limited (A)	594	10,307
Indiabulls Real Estate Limited	2,743	2,366
Just Dial Limited (A)(B)	400	5,394
Lupin Limited	265	3,628
Reliance Industries Limited	423	5,551
		33,161
Malaysia – 1.6%		
Tenaga Nasional Berhad	3,233	8,958
Philippines – 2.2%		
GT Capital Holdings Incorporated	258	4,504
LT Group, Inc.	19,186	7,932
		12,436
Singapore – 7.4%		
DBS Group Holdings Ltd	1,054	13,795
Golden Agri-Resources Ltd.	13,067	5,416
Keppel Corporation Limited	1,621	13,463
K-REIT Asia	130	127
Singapore Telecommunications Limited	3,280	9,752
		42,553
South Korea – 20.5%		
Daelim Industrial Co., Ltd.	113	10,223
Duksan Hi-Metal Co., LTD. (A)	158	3,195
GLOVIS Co., Ltd.	34	6,697
Hana Financial Group, Inc.	375	12,871
Hyundai Heavy Industries Co., Ltd.	29	7,070
Hyundai Mobis	29	7,744
Hyundai Motor Company	63	14,724
Korea Electric Power Corporation (A)	226	6,326
Naver Corporation	17	8,977
Samsung Electronics Co., Ltd.	11	14,438
Samsung Fire & Marine Insurance Co., Ltd	26	5,975
Samsung SDI Co., Ltd.	55	9,603
SK hynix Inc.	340	9,570
		117,413
Taiwan – 13.3%		
Cathay Financial Holding Co., Ltd.	8,682	12,362
Cheng Shin Rubber Industry Co., Ltd.	2,616	6,849
Chinatrust Financial Holding Company, Ltd.	11,539	7,532
Delta Electronics, Inc.	1,318	6,397
MediaTek Incorporation	924	11,422
Novatek Microelectronics Corp.	1,578	$ 6,538
Taiwan Mobile Co., Ltd.	1,997	7,092
Taiwan Semiconductor Manufacturing Company Ltd.	2,222	7,553
TPK Holding Co., Ltd.	380	3,451
Zhen Ding Technology Holding Limited	2,864	6,809
		76,005
Thailand – 1.4%		
BTS Rail Mass Transit Growth Infrastructure Fund	8,000	2,481
Thai Beverage Public Company Limited	13,180	5,778
		8,259
United States – 3.0%		
Cognizant Technology Solutions Corporation, Class A (A)	82	6,754
Samsonite International S.A.	2,667	7,445
WisdomTree India Earnings Fund, ETF	185	2,828
		17,027
TOTAL COMMON STOCKS –99.7%		**$571,392**
(Cost: $485,729)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	
iShares FTSE China 25 Index Fund, Call $38.00, Expires 11–16–13	1,605	122
TOTAL PURCHASED OPTIONS – 0.0%		**$ 122**
(Cost: $143)		

CORPORATE DEBT SECURITIES	Principal	Value
India – 0.0%		
Dr. Reddy's Laboratories Ltd., 9.250%, 3–24–14 (C) . .	INR1,480	$ 122
TOTAL CORPORATE DEBT SECURITIES – 0.0%		$ 122
(Cost: $–)		

SHORT-TERM SECURITIES

	Principal	Value
Certificate Of Deposit – 0.9%		
Toronto-Dominion Bank, 0.110%, 10–17–13 . . . $	5,000	5,000
Commercial Paper – 1.4%		
L Air Liquide S.A., 0.200%, 11–22–13 (D) . .	4,000	3,999
Verizon Communications Inc., 0.210%, 10–21–13 (D) . .	4,000	3,999
		7,998

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.1%		
Toyota Motor Credit Corporation, 0.100%, 10–2–13 (E) . .	$603	$ 603
TOTAL SHORT-TERM SECURITIES – 2.4%		$ 13,601
(Cost: $13,602)		
TOTAL INVESTMENT SECURITIES – 102.1%		$585,237
(Cost: $499,474)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (2.1%)		(12,138)
NET ASSETS – 100.0%		$573,099

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2013, the total value of these securities amounted to $14,208 or 2.5% of net assets.

(C) Principal amount and exercise prices are denominated in the indicated foreign currency, where applicable (HKD—Hong Kong Dollar and INR—Indian Rupee).

(D) Rate shown is the yield to maturity at September 30, 2013.

(E) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013. Date shown represents the date the variable rate resets.

The following total return swap agreements were outstanding at September 30, 2013:

Counterparty	Notional Amount	Underlying Security	Termination Date	Financing Fee#	Unrealized Depreciation
UBS AG, London	$5,588	China Vanke Company Ltd.	6–17–14	USD LIBOR + 0.700%	$(471)

#The Fund pays the financing fee multiplied by the notional amount each month. On the termination date of the swap contracts, the Fund will pay/receive the return of the underlying security.

The following written options were outstanding at September 30, 2013 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Baidu.com, Inc., ADR	N/A	Put	1,026	December 2013	$ 90.00	$ 339	$ (36)
	N/A	Call	1,026	December 2013	125.00	495	(3,357)
ICICI Bank Limited, ADR	N/A	Put	1,265	January 2015	20.00	250	(211)
	N/A	Put	835	January 2015	28.00	236	(382)
iShares FTSE China 25 Index Fund	N/A	Put	1,605	November 2013	33.50	104	(41)
	N/A	Call	1,605	November 2013	41.00	40	(24)
Tencent Holdings Limited	Morgan Stanley & Co., Inc.	Call	4,030	December 2013	HKD370.00	726	(2,738)
						$2,190	$(6,789)

Ivy Pacific Opportunities Fund *(in thousands)* SEPTEMBER 30, 2013 (UNAUDITED)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 78,653	$ —	$ —
Consumer Staples	37,824	—	—
Energy	18,815	—	—
Financials	150,056	—	—
Health Care	3,628	—	—
Industrials	52,748	—	—
Information Technology	165,340	—	—
Real Estate	127	—	—
Telecommunication Services	43,520	—	—
Utilities	20,681	—	—
Total Common Stocks	$571,392	$ —	$ —
Purchased Options	122	—	—
Corporate Debt Securities	—	122	—
Short-Term Securities	—	13,601	—
Total	$571,514	$ 13,723	$ —
Liabilities			
Written Options	$ 4,051	$ 2,738	$ —
Swap Agreements	$ —	$ 471	$ —

As of September 30, 2013, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
OTC = Over the Counter

Market Sector Diversification	
(as a % of net assets)	
Information Technology	29.0%
Financials	26.2%
Consumer Discretionary	13.8%
Industrials	9.1%
Telecommunication Services	7.6%
Consumer Staples	6.5%
Utilities	3.6%
Energy	3.3%
Health Care	0.6%
Real Estate	0.0%
Other+	0.3%

+Includes options, cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**94.0%**
Information Technology	28.1%
Industrials	22.7%
Consumer Discretionary	15.1%
Financials	10.6%
Health Care	9.3%
Consumer Staples	4.8%
Energy	3.2%
Materials	0.2%
Cash and Cash Equivalents	**6.0%**

Lipper Rankings

Category: Lipper Small-Cap Growth Funds	Rank	Percentile
1 Year	360/502	72
3 Year	348/446	78
5 Year	63/396	16
10 Year	39/261	15

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Ultimate Software Group, Inc. (The)	Information Technology
SVB Financial Group	Financials
Westinghouse Air Brake Technologies Corporation	Industrials
Portfolio Recovery Associates, Inc.	Industrials
Affiliated Managers Group, Inc.	Financials
Demandware, Inc.	Information Technology
Incyte Corporation	Health Care
Jack Henry & Associates, Inc.	Information Technology
Lithia Motors, Inc.	Consumer Discretionary
Watsco, Inc.	Industrials

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Small Cap Growth Fund *(in thousands)* SEPTEMBER 30, 2013 (UNAUDITED)

COMMON STOCKS	Shares	Value
Aerospace & Defense – 0.5%		
KEYW Holding Corporation (A)	416	$ 5,591
Air Freight & Logistics – 1.5%		
Hub Group, Inc. (A)	426	16,700
Apparel Retail – 2.5%		
AnnTaylor Stores Corporation (A)	212	7,690
Stage Stores, Inc.	404	7,763
Zumiez Inc. (A)	447	12,318
		27,771
Apparel, Accessories & Luxury Goods – 0.9%		
Fifth & Pacific Companies, Inc. (A)	412	10,356
Application Software – 6.6%		
Qlik Technologies Inc. (A)	493	16,881
SS&C Technologies Holdings, Inc. (A)	329	12,550
Tyler Technologies, Inc. (A)	109	9,534
Ultimate Software Group, Inc. (The) (A)	224	32,967
		71,932
Asset Management & Custody Banks – 3.8%		
Affiliated Managers Group, Inc. (A)	149	27,140
Financial Engines, Inc.	151	8,974
WisdomTree Investment, Inc. (A)	504	5,847
		41,961
Automotive Retail – 3.6%		
Asbury Automotive Group, Inc. (A)	320	16,997
Lithia Motors, Inc.	295	21,545
		38,542
Biotechnology – 4.6%		
Cepheid (A)	479	18,694
Incyte Corporation (A)	594	22,661
Ironwood Pharmaceuticals, Inc., Class A (A)	460	5,453
KYTHERA Biopharmaceuticals, Inc. (A)	77	3,533
		50,341
Brewers – 1.3%		
Boston Beer Company, Inc. (The), Class A (A)	56	13,725
Communications Equipment – 3.9%		
Aruba Networks, Inc. (A)	265	4,411
Ciena Corporation (A)	400	9,985
Finisar Corporation (A)	371	8,387
Ixia (A)	570	8,932
JDS Uniphase Corporation (A)	712	10,473
		42,188
Construction & Engineering – 1.6%		
Primoris Services Corporation	670	$17,073
Construction & Farm Machinery & Heavy Trucks – 3.6%		
Wabash National Corporation (A)	991	11,556
Westinghouse Air Brake Technologies Corporation	454	28,512
		40,068
Consumer Finance – 1.5%		
First Cash Financial Services, Inc. (A)	277	16,071
Data Processing & Outsourced Services –2.0%		
Jack Henry & Associates, Inc.	418	21,547
Distributors – 1.3%		
Pool Corporation	261	14,639
Diversified Support Services – 2.6%		
Portfolio Recovery Associates, Inc. (A)	470	28,176
Education Services – 0.2%		
Bright Horizons Family Solutions Inc. (A)	74	2,655
Electrical Components & Equipment – 1.1%		
II-VI Incorporated (A)	431	8,116
Powell Industries, Inc. (A)	59	3,585
		11,701
Electronic Equipment & Instruments – 0.5%		
OSI Systems, Inc. (A)	75	5,566
Electronic Manufacturing Services – 1.1%		
IPG Photonics Corporation	216	12,174
Environmental & Facilities Services – 2.6%		
Team, Inc. (A)	384	15,260
Waste Connections, Inc.	288	13,096
		28,356
Food Distributors – 1.2%		
United Natural Foods, Inc. (A)	192	12,926
Health Care Equipment – 3.8%		
DexCom, Inc. (A)	607	17,136
Heartware International, Inc. (A)	192	14,056
Thoratec Corporation (A)	184	6,850
Volcano Corporation (A)	156	3,726
		41,768
Health Care Supplies – 0.9%		
Endologix, Inc. (A)	588	9,483
Homebuilding – 0.6%		
Taylor Morrison Home Corporation, Class A (A)	305	$ 6,901
Human Resource & Employment Services –1.4%		
Kforce Inc.	583	10,305
WageWorks, Inc. (A)	94	4,747
		15,052
Industrial Machinery – 0.5%		
Graham Corporation	156	5,647
Internet Software & Services – 3.2%		
Benefitfocus, Inc. (A)	32	1,578
ChannelAdvisor Corporation (A)	84	3,060
Demandware, Inc. (A)	523	24,217
Rocket Fuel Inc. (A)	57	3,044
YuMe, Inc. (A)	254	2,691
		34,590
IT Consulting & Other Services – 2.4%		
EPAM Systems, Inc. (A)	389	13,423
Luxoft Holding, Inc., Class A (A)	137	3,634
ServiceSource International, LLC (A)	726	8,769
		25,826
Leisure Facilities – 1.9%		
Vail Resorts, Inc.	302	20,960
Office Services & Supplies – 1.5%		
HNI Corporation	194	7,023
United Stationers Inc.	215	9,365
		16,388
Oil & Gas Equipment & Services – 2.4%		
Dril-Quip, Inc. (A)	100	11,521
Matrix Service Company (A)	764	14,998
		26,519
Oil & Gas Exploration & Production – 0.8%		
Athlon Energy Inc. (A)	92	3,002
Bonanza Creek Energy, Inc. (A)	124	5,991
		8,993
Packaged Foods & Meats – 2.3%		
B&G Foods, Inc.	305	10,524
Hain Celestial Group, Inc. (The) (A)	54	4,164
Lance, Inc.	399	11,522
		26,210
Regional Banks – 5.3%		
Bank of the Ozarks, Inc.	390	18,702
Signature Bank (A)	115	10,534
SVB Financial Group (A)	336	29,046
		58,282

Ivy Small Cap Growth Fund *(in thousands)*

COMMON STOCKS (Continued)	Shares	Value
Restaurants – 3.2%		
Brinker International, Inc. . . .	251	$10,185
Chuy's Holdings, Inc. (A) . . .	364	13,078
Panera Bread Company, Class A (A)	16	2,600
Sonic Corp. (A)	477	8,469
		34,332
Security & Alarm Services – 0.1%		
MiX Telematics Limited ADR (A)	39	584
Semiconductor Equipment – 1.1%		
Rubicon Technology, Inc. (A)	655	7,937
Teradyne, Inc. (A)	276	4,556
		12,493
Semiconductors – 4.6%		
Atmel Corporation (A)	1,041	7,741
Diodes Incorporated (A)	364	8,920
Microsemi Corporation (A) . .	385	9,346
Power Integrations, Inc.	292	15,796
Semtech Corporation (A) . . .	295	8,853
		50,656
Specialty Stores – 0.9%		
Cabela's Incorporated, Class A (A)	148	9,335
Steel – 0.2%		
Synalloy Corporation	111	1,810
Systems Software – 2.7%		
Cyan, Inc. (A)	282	2,831
Infolox Inc. (A)	381	15,913
MICROS Systems, Inc. (A) . .	217	10,837
		29,581

COMMON STOCKS (Continued)	Shares	Value
Trading Companies & Distributors – 3.8%		
Beacon Roofing Supply, Inc. (A)	267	9,841
Rush Enterprises, Inc. (A)	424	11,251
Watsco, Inc.	224	21,106
		42,198
Trucking – 1.9%		
Landstar System, Inc. . .	376	$ 21,060
TOTAL COMMON STOCKS – 94.0%		**$1,028,727**

(Cost: $700,336)

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 4.9%		
Becton Dickinson & Co., 0.140%, 10–10–13 (B) . . .	$4,000	4,000
Bemis Company, Inc., 0.240%, 10–3–13 (B)	4,193	4,193
BHP Billiton Finance (USA) Limited (GTD by BHP Billiton Limited), 0.190%, 11–20–13 (B) . . .	4,000	3,999
Diageo Capital plc (GTD by Diageo plc), 0.180%, 10–15–13 (B) . . .	5,000	5,000
Exxon Mobil Corporation, 0.060%, 10–10–13 (B) . . .	7,000	6,999
Harley-Davidson Financial Services (GTD by Harley-Davidson Credit Corp.), 0.160%, 10–7–13 (B)	4,000	4,000

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
PACCAR Financial Corp. (GTD by PACCAR Inc.):		
0.050% 10–1–13 (B) . . .	$ 6,000	$ 6,000
0.060%, 10–9–13 (B) . .	10,000	9,999
St. Jude Medical, Inc., 0.150%, 10–15–13 (B) . .	5,000	5,000
Virginia Electric and Power Company, 0.260%, 10–16–13 (B) . .	4,000	4,000
		53,190
Master Note – 0.1%		
Toyota Motor Credit Corporation, 0.100%, 10–2–13 (C) . .	1,602	1,602
TOTAL SHORT-TERM SECURITIES – 5.0%		$ 54,792

(Cost: $54,793)

TOTAL INVESTMENT SECURITIES – 99.0%		**$1,083,519**

(Cost: $755,129)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.0%		**11,272**
NET ASSETS – 100.0%		**$1,094,791**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at September 30, 2013.

(C) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$1,028,727	$ —	$ —
Short-Term Securities	—	54,792	—
Total	$1,028,727	$ 54,792	$ —

As of September 30, 2013, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**90.6%**
Consumer Discretionary	23.4%
Financials	21.8%
Industrials	12.8%
Energy	10.1%
Information Technology	7.5%
Materials	6.7%
Health Care	5.2%
Utilities	2.7%
Consumer Staples	0.4%
Cash and Cash Equivalents	**9.4%**

Lipper Rankings

Category: Lipper Small-Cap Value Funds	Rank	Percentile
1 Year	231/302	77
3 Year	212/243	87
5 Year	112/201	56
10 Year	89/116	77

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Nexstar Broadcasting Group, Inc.	Consumer Discretionary
Sinclair Broadcast Group, Inc.	Consumer Discretionary
Foster Wheeler Ltd.	Industrials
Dana Holding Corporation	Consumer Discretionary
Argo Group International Holdings, Ltd.	Financials
HealthSouth Corporation	Health Care
Teradyne, Inc.	Information Technology
First Horizon National Corporation	Financials
Endurance Specialty Holdings Ltd.	Financials
Visteon Corporation	Consumer Discretionary

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Small Cap Value Fund *(in thousands)* SEPTEMBER 30, 2013 (UNAUDITED)

COMMON STOCKS	Shares	Value
Aerospace & Defense – 1.5%		
Triumph Group, Inc.	61	$ 4,255
Apparel Retail – 3.4%		
AnnTaylor Stores Corporation (A)	86	3,100
Express, Inc. (A)	102	2,399
Stage Stores, Inc.	237	4,553
		10,052
Apparel, Accessories & Luxury Goods – 0.7%		
Jones Apparel Group, Inc.	143	2,143
Application Software – 1.1%		
Synchronoss Technologies, Inc. (A)	84	3,197
Auto Parts & Equipment – 4.5%		
Dana Holding Corporation	312	7,123
Visteon Corporation (A)	79	5,991
		13,114
Broadcasting – 6.1%		
Entercom Communications Corp. (A)	292	2,564
Nexstar Broadcasting Group, Inc.	171	7,611
Sinclair Broadcast Group, Inc.	225	7,542
		17,717
Casinos & Gaming – 1.8%		
Pinnacle Entertainment, Inc. (A)	206	5,158
Construction & Engineering – 2.5%		
Foster Wheeler Ltd. (A)	275	7,246
Construction & Farm Machinery & Heavy Trucks – 3.8%		
Manitowoc Company, Inc. (The)	257	5,035
Terex Corporation (A)	150	5,023
Titan International, Inc.	70	1,020
		11,078
Data Processing & Outsourced Services – 0.7%		
CoreLogic, Inc. (A)	76	2,045
Electric Utilities – 1.2%		
Great Plains Energy Incorporated	159	3,519
Forest Products – 1.1%		
Boise Cascade Company (A)	116	3,129
Gas Utilities – 1.5%		
Southwest Gas Corporation	89	4,438
Health Care Facilities – 5.2%		
Community Health Systems, Inc.	62	$ 2,552
HealthSouth Corporation	192	6,627
LifePoint Hospitals, Inc. (A)	127	5,941
		15,120
Homebuilding – 1.8%		
M.D.C. Holdings, Inc.	91	2,737
Tri Pointe Homes, LLC (A)	172	2,522
		5,259
Metal & Glass Containers – 1.0%		
Owens-Illinois, Inc. (A)	95	2,849
Movies & Entertainment – 3.5%		
Carmike Cinemas, Inc. (A)	231	5,109
Cinemark Holdings, Inc.	159	5,031
		10,140
Office REITs – 2.9%		
Corporate Office Properties Trust	166	3,839
Lexington Corporation Properties Trust	422	4,735
		8,574
Oil & Gas Equipment & Services – 5.6%		
Basic Energy Services, Inc. (A)	308	3,896
GulfMark Offshore, Inc.	88	4,452
Key Energy Services, Inc. (A)	513	3,738
McDermott International, Inc. (A)	570	4,232
		16,318
Oil & Gas Exploration & Production – 1.0%		
Petroleum Development Corporation (A)	48	2,846
Oil & Gas Storage & Transportation – 3.5%		
Atlas Energy, L.P.	87	4,775
Atlas Pipeline Partners, L.P.	140	5,432
Phillips 66 Partners LP (A)	5	163
		10,370
Personal Products – 0.4%		
Inter Parfums, Inc.	40	1,197
Property & Casualty Insurance – 2.4%		
Argo Group International Holdings, Ltd.	165	7,071
Publishing – 1.6%		
E. W. Scripps Company (The) (A)	91	1,667
Valassis Communications, Inc.	104	3,010
		4,677
Real Estate Operating Companies – 1.5%		
Forest City Enterprises, Inc., Class A (A)	229	$ 4,339
Regional Banks – 7.3%		
Bank of Marin Bancorp	42	1,756
First Horizon National Corporation	583	6,405
First Niagara Financial Group, Inc.	355	3,684
Synovus Financial Corp.	1,667	5,500
Webster Financial Corporation	46	1,173
Zions Bancorporation	106	2,903
		21,421
Reinsurance – 3.8%		
Endurance Specialty Holdings Ltd.	113	6,076
Reinsurance Group of America, Incorporated	75	5,051
		11,127
Semiconductor Equipment – 2.2%		
Teradyne, Inc. (A)	397	6,555
Semiconductors – 2.4%		
Freescale Semiconductor, Inc. (A)	263	4,384
Spansion Inc. (A)	245	2,471
		6,855
Specialized REITs – 1.1%		
Strategic Hotels & Resorts, Inc. (A)	357	3,096
Specialty Chemicals – 2.9%		
Cytec Industries Inc.	58	4,727
Kraton Performance Polymers, Inc. (A)	195	3,822
		8,549
Steel – 1.7%		
SunCoke Energy Partners, L.P.	213	5,069
Technology Distributors – 1.1%		
Insight Enterprises, Inc. (A)	173	3,264
Thrifts & Mortgage Finance – 1.5%		
Capitol Federal Financial	352	4,374
Trucking – 5.0%		
Con-way Inc.	106	4,563
Marten Transport, Ltd.	267	4,574
Saia, Inc. (A)	181	5,653
		14,790
TOTAL COMMON STOCKS – 89.3%		**$260,951**
(Cost: $206,967)		

Ivy Small Cap Value Fund *(in thousands)*

INVESTMENT FUNDS	Shares	Value
Asset Management & Custody Banks – 1.3%		
THL Credit, Inc.	245	$ 3,827
TOTAL INVESTMENT FUNDS – 1.3%		**$ 3,827**
(Cost: $3,150)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 7.5%		
Anheuser-Busch InBev Worldwide Inc. (GTD by AB INBEV/BBR/COB), 0.200%, 11–12–13 (B) . .	$ 5,000	4,999
CVS Caremark Corporation, 0.180%, 10–4–13 (B) . . .	2,000	2,000
L Air Liquide S.A., 0.130%, 10–11–13 (B) . .	2,000	2,000
Straight-A Funding, LLC (GTD by Federal Financing Bank), 0.070%, 10–7–13 (B) . . .	10,000	9,999
Verizon Communications Inc., 0.210%, 10–21–13 (B) . .	3,000	3,000
		21,998

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 1.3%		
Toyota Motor Credit Corporation, 0.100%, 10–2–13 (C) . .	$3,931	$ 3,931
Municipal Obligations – Taxable – 0.9%		
MI Strategic Fund, Var Rate Demand Ltd Oblig Rev Bonds (Air Products and Chemicals, Inc. Proj), Ser 2007 (GTD by Bank of New York (The)), 0.060%, 10–1–13 (C) . .	2,493	2,493
TOTAL SHORT-TERM SECURITIES – 9.7%		**$ 28,422**
(Cost: $28,422)		
TOTAL INVESTMENT SECURITIES – 100.3%		**$293,200**
(Cost: $238,539)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.3%)		(737)
NET ASSETS – 100.0%		**$292,463**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at September 30, 2013.

(C) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$260,951	$ —	$ —
Investment Funds	3,827	—	—
Short-Term Securities	—	28,422	—
Total	$264,778	$28,422	$ —

As of September 30, 2013, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**98.9%**
Consumer Discretionary	28.7%
Information Technology	22.9%
Industrials	13.5%
Health Care	12.5%
Consumer Staples	9.2%
Energy	5.5%
Materials	3.9%
Telecommunication Services	2.7%
Cash and Cash Equivalents	**1.1%**

Lipper Rankings

Category: Lipper Large-Cap Growth Funds	Rank	Percentile
1 Year	310/705	44
3 Year	380/606	63

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Apple Inc.	Information Technology
Gilead Sciences, Inc.	Health Care
Las Vegas Sands, Inc.	Consumer Discretionary
MasterCard Incorporated, Class A	Information Technology
CBS Corporation, Class B	Consumer Discretionary
Visa Inc., Class A	Information Technology
NIKE, Inc., Class B	Consumer Discretionary
Google Inc., Class A	Information Technology
Monsanto Company	Materials
Schlumberger Limited	Energy

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Tax-Managed Equity Fund *(in thousands)*

COMMON STOCKS	Shares	Value
Aerospace & Defense – 3.3%		
Boeing Company (The)	5	$ 592
Precision Castparts Corp.	3	607
		1,199
Automotive Retail – 1.1%		
AutoZone, Inc. (A)	1	393
Biotechnology – 6.0%		
Biogen Idec Inc. (A)	3	795
Gilead Sciences, Inc. (A)	22	1,412
		2,207
Brewers – 1.9%		
Anheuser-Busch InBev S.A., ADR	7	686
Broadcasting – 4.4%		
CBS Corporation, Class B	23	1,272
Discovery Holding Company, Class A (A)	4	343
		1,615
Cable & Satellite – 4.0%		
Comcast Corporation, Class A	16	704
Time Warner Cable Inc.	7	748
		1,452
Casinos & Gaming – 5.9%		
Las Vegas Sands, Inc.	21	1,374
Wynn Resorts, Limited	5	831
		2,205
Communications Equipment – 3.4%		
Cisco Systems, Inc.	29	677
F5 Networks, Inc. (A)	6	549
		1,226
Computer Hardware – 4.0%		
Apple Inc.	3	1,473
Construction & Farm Machinery & Heavy Trucks – 1.1%		
Caterpillar Inc.	5	384
Consumer Electronics – 1.4%		
Harman International Industries, Incorporated	8	510
Data Processing & Outsourced Services – 7.0%		
MasterCard Incorporated, Class A	2	1,359
Visa Inc., Class A	6	1,219
		2,578
Diversified Chemicals – 1.4%		
PPG Industries, Inc.	3	518
Fertilizers & Agricultural Chemicals – 2.5%		
Monsanto Company	9	893
Food Retail – 1.7%		
Casey's General Stores, Inc. . . .	9	625

COMMON STOCKS (Continued)	Shares	Value
Footwear – 2.7%		
NIKE, Inc., Class B	13	$ 978
Health Care Facilities – 4.1%		
HCA Holdings, Inc.	19	825
Universal Health Services, Inc., Class B	9	660
		1,485
Hotels, Resorts & Cruise Lines – 0.9%		
Starwood Hotels & Resorts Worldwide, Inc.	5	334
Hypermarkets & Super Centers – 1.3%		
Costco Wholesale Corporation	4	467
Industrial Machinery – 3.6%		
Pall Corporation	8	582
Pentair, Inc.	11	747
		1,329
Internet Retail – 3.9%		
Amazon.com, Inc. (A)	3	812
priceline.com Incorporated (A)	1	607
		1,419
Internet Software & Services – 4.0%		
Facebook, Inc., Class A (A) . . .	11	536
Google Inc., Class A (A)	1	963
		1,499
Movies & Entertainment – 1.5%		
News Corporation Limited, Class A	16	546
Oil & Gas Equipment & Services – 5.5%		
Halliburton Company	12	562
National Oilwell Varco, Inc. . . .	7	555
Schlumberger Limited	10	894
		2,011
Packaged Foods & Meats – 0.8%		
Mead Johnson Nutrition Company	4	285
Personal Products – 1.6%		
Estee Lauder Companies, Inc. (The), Class A	8	573
Pharmaceuticals – 2.4%		
Allergan, Inc.	4	372
Bristol-Myers Squibb Company	11	490
		862
Railroads – 5.5%		
Canadian Pacific Railway Limited	5	665
Kansas City Southern	7	755
Union Pacific Corporation	4	586
		2,006

COMMON STOCKS (Continued)	Shares	Value
Restaurants – 2.9%		
Starbucks Corporation	10	$ 757
YUM! Brands, Inc.	4	317
		1,074
Semiconductor Equipment – 0.8%		
ASML Holding N.V., NY Registry Shares	3	277
Semiconductors – 1.3%		
Altera Corporation	13	479
Systems Software – 2.4%		
Oracle Corporation	11	366
VMware, Inc., Class A (A)	6	495
		861
Tobacco – 1.9%		
Philip Morris International Inc.	8	735
Wireless Telecommunication Service – 2.7%		
Crown Castle International Corp. (A)	5	375
SBA Communications Corporation (A)	7	596
		971
TOTAL COMMON STOCKS – 98.9%		$36,155
(Cost: $28,206)		

SHORT-TERM SECURITIES	Principal	
Master Note – 2.7%		
Toyota Motor Credit Corporation, 0.100%, 10–2–13 (B) . . .	$983	983
TOTAL SHORT-TERM SECURITIES – 2.7%		$ 983
(Cost: $983)		
TOTAL INVESTMENT SECURITIES – 101.6%		$37,138
(Cost: $29,189)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.6%)		(602)
NET ASSETS – 100.0%		$36,536

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$36,155	$ —	$ —
Short-Term Securities	—	983	—
Total	$36,155	$ 983	$ —

As of September 30, 2013, there were no transfers between Level 1 and 2 during the period.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**94.7%**
Financials	25.3%
Energy	22.1%
Health Care	18.0%
Consumer Discretionary	12.2%
Information Technology	8.7%
Materials	3.5%
Consumer Staples	2.8%
Industrials	2.1%
Cash and Cash Equivalents	**5.3%**

Lipper Rankings

Category: Lipper Large-Cap Value Funds	Rank	Percentile
1 Year	87/471	19
3 Year	233/417	56
5 Year	62/363	18
10 Year	96/233	42

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Citigroup Inc.	Financials
JPMorgan Chase & Co.	Financials
Xerox Corporation	Information Technology
Time Warner Cable Inc.	Consumer Discretionary
ACE Limited	Financials
Atlas Pipeline Partners, L.P.	Energy
Dow Chemical Company (The)	Materials
Target Corporation	Consumer Discretionary
Occidental Petroleum Corporation	Energy
Capital One Financial Corporation	Financials

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Value Fund *(in thousands)* SEPTEMBER 30, 2013 (UNAUDITED)

COMMON STOCKS	Shares	Value
Advertising – 0.7%		
Omnicom Group Inc. (A)	25	$ 1,599
Biotechnology – 2.1%		
Amgen Inc.	41	4,590
Cable & Satellite – 5.4%		
Comcast Corporation, Class A	101	4,556
Time Warner Cable Inc.	64	7,153
		11,709
Communications Equipment – 0.5%		
Nokia Corporation, Series A, ADR	179	1,162
Consumer Finance – 2.9%		
Capital One Financial Corporation	93	6,407
Department Stores – 1.6%		
Macy's Inc.	84	3,622
Diversified Chemicals – 3.2%		
Dow Chemical Company (The) (B)	180	6,912
Drug Retail – 2.6%		
CVS Caremark Corporation	100	5,658
General Merchandise Stores – 3.0%		
Target Corporation	104	6,660
Health Care Distributors – 2.0%		
McKesson Corporation	35	4,465
Health Care Facilities – 2.7%		
HCA Holdings, Inc.	140	6,002
Home Improvement Retail – 1.5%		
Lowe's Companies, Inc.	70	3,337
Industrial Machinery – 2.1%		
Parker Hannifin Corporation	43	4,697
Integrated Oil & Gas – 2.9%		
Occidental Petroleum Corporation	69	6,417
Investment Banking & Brokerage – 2.7%		
Goldman Sachs Group, Inc. (The)	37	5,854

COMMON STOCKS (Continued)	Shares	Value
Life & Health Insurance – 2.4%		
MetLife, Inc.	111	$ 5,207
Managed Health Care – 7.6%		
Aetna Inc.	96	6,171
UnitedHealth Group Incorporated	83	5,915
WellPoint, Inc.	54	4,532
		16,618
Office Electronics – 4.2%		
Xerox Corporation	890	9,154
Oil & Gas Exploration & Production – 0.5%		
Berry Petroleum Company	26	1,113
Oil & Gas Refining & Marketing – 4.5%		
Marathon Petroleum Corporation	80	5,168
Phillips 66	82	4,759
		9,927
Oil & Gas Storage & Transportation – 14.2%		
Access Midstream Partners, L.P.	103	4,995
Atlas Energy, L.P.	101	5,490
Atlas Pipeline Partners, L.P.	178	6,923
Energy Transfer Equity, L.P.	49	3,190
MarkWest Energy Partners, L.P.	67	4,825
Phillips 66 Partners LP (A)(B)	7	221
Regency Energy Partners LP	194	5,557
		31,201
Other Diversified Financial Services – 8.8%		
Citigroup Inc.	201	9,730
JPMorgan Chase & Co.	188	9,697
		19,427
Pharmaceuticals – 3.6%		
Shire Pharmaceuticals Group plc, ADR (C)	16	1,894
Teva Pharmaceutical Industries Limited, ADR	160	6,056
		7,950
Property & Casualty Insurance – 3.2%		
ACE Limited	76	7,064
Regional Banks – 1.4%		
PNC Financial Services Group, Inc. (The)	41	2,985

COMMON STOCKS (Continued)	Shares	Value
Reinsurance – 3.9%		
Reinsurance Group of America, Incorporated	65	$ 4,361
RenaissanceRe Holdings Ltd.	46	4,182
		8,543
Semiconductor Equipment – 2.1%		
Lam Research Corporation (A)	92	4,692
Soft Drinks – 0.2%		
Coca-Cola Enterprises Inc.	14	543
Specialty Chemicals – 0.3%		
LyondellBasell Industries N.V., Class A	10	710
Systems Software – 1.9%		
Oracle Corporation	126	4,193
TOTAL COMMON STOCKS – 94.7%		**$208,418**
(Cost: $162,417)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 2.2%		
CVS Caremark Corporation, 0.180%, 10-4-13 (D)	$2,000	2,000
McCormick & Co. Inc., 0.160%, 10-1-13 (D)	2,810	2,810
		4,810
Master Note – 2.9%		
Toyota Motor Credit Corporation, 0.100%, 10-2-13 (E)	6,382	6,382
TOTAL SHORT-TERM SECURITIES – 5.1%		**$ 11,192**
(Cost: $11,192)		
TOTAL INVESTMENT SECURITIES – 99.8%		**$219,610**
(Cost: $173,609)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		**457**
NET ASSETS – 100.0%		**$220,067**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of the security position is held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(C)All or a portion of the security position is held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(D)Rate shown is the yield to maturity at September 30, 2013.

(E)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013. Date shown represents the date that the variable rate resets.

Ivy Value Fund *(in thousands)* SEPTEMBER 30, 2013 (UNAUDITED)

The following written options were outstanding at September 30, 2013 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Atlas Pipeline Partners, L.P.	Deutsche Bank AG	Put	208	November 2013	$ 35.00	$ 19	$ (8)
Dow Chemical Company (The)	N/A	Call	163	October 2013	41.00	9	(2)
HollyFrontier Corp	N/A	Put	110	December 2013	39.00	20	(15)
Phillips 66 Partners LP	N/A	Call	72	October 2013	35.00	2	(1)
Shire PLC	N/A	Put	83	October 2013	90.00	11	(1)
	Barclays Bank plc	Call	158	October 2013	120.00	48	(47)
Teva Pharmaceutical Industries Limited, ADR	N/A	Put	130	December 2013	37.50	15	(17)
						$124	$(91)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$208,418	$ —	$ —
Short-Term Securities	—	11,192	—
Total	$208,418	$ 11,192	$ —
Liabilities			
Written Options	$ 36	$ 55	$ —

As of September 30, 2013, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
OTC = Over the Counter

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Bond Fund	Ivy Core Equity Fund	Ivy Cundill Global Value Fund	Ivy Dividend Opportunities Fund	Ivy European Opportunities Fund	Ivy Global Bond Fund	Ivy Global Equity Income Fund
ASSETS							
Investments in unaffiliated securities at value+	$583,099	$702,142	$310,125	$346,277	$ 208,178	$273,198	$149,773
Investments at Value	583,099	702,142	310,125	346,277	208,178	273,198	149,773
Cash	10	1	333	1	1	1	1
Cash denominated in foreign currencies at value+	—	—	—	—	—	—	—
Restricted cash+	—	—	—	—	—	—	10
Investment securities sold receivable	1,932	5,113	1,485	3,289	—	65	2,803
Dividends and interest receivable	4,329	891	886	665	756	3,598	744
Capital shares sold receivable	994	2,576	997	584	464	850	421
Receivable from affiliates	5	221	1	7	—	305	119
Unrealized appreciation on forward foreign currency contracts	—	—	78	—	—	—	128
Variation margin receivable	12	—	—	—	—	—	—
Prepaid and other assets	58	60	47	55	43	42	50
Total Assets	590,439	711,004	313,952	350,878	209,442	278,059	154,049
LIABILITIES							
Investment securities purchased payable	9,686	5,494	441	—	—	1,200	704
Capital shares redeemed payable	1,654	761	384	636	700	411	88
Distributions payable	42	—	—	—	—	—	—
Trustees and Chief Compliance Officer fees payable	62	89	103	23	65	6	—*
Distribution and service fees payable	5	7	3	4	1	2	1
Shareholder servicing fees payable	161	155	137	105	104	90	38
Investment management fee payable	8	13	8	7	5	5	3
Accounting services fee payable	14	15	9	9	8	8	6
Unrealized depreciation on forward foreign currency contracts	—	—	576	—	—	39	252
Variation margin payable	8	—	—	—	—	—	—
Other liabilities	57	17	15	16	22	12	22
Total Liabilities	11,697	6,551	1,676	800	905	1,773	1,114
Total Net Assets	$578,742	$704,453	$312,276	$350,078	$ 208,537	$276,286	$152,935
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$610,766	$522,311	$290,359	$254,081	$ 325,697	$279,087	$139,215
Undistributed (distributions in excess of) net investment income	(1,119)	951	(32)	1,245	1,054	770	559
Accumulated net realized gain (loss)	(25,527)	38,076	(32,253)	(1,326)	(176,390)	(1,996)	803
Net unrealized appreciation (depreciation)	(5,378)	143,115	54,202	96,078	58,176	(1,575)	12,358
Total Net Assets	$578,742	$704,453	$312,276	$350,078	$ 208,537	$276,286	$152,935
CAPITAL SHARES OUTSTANDING:							
Class A	51,613	30,160	15,651	14,166	5,846	17,446	10,268
Class B	746	839	335	673	101	630	133
Class C	2,590	10,944	1,450	2,365	371	3,909	415
Class E	386	407	58	219	3	N/A	N/A
Class I	451	6,790	352	902	1,376	5,112	1,030
Class R	24	23	19	16	10	25	22
Class Y	224	3,564	659	591	67	508	304
NET ASSET VALUE PER SHARE:							
Class A	$10.33	$13.45	$16.93	$18.52	$26.86	$10.00	$12.56
Class B	$10.33	$11.88	$15.84	$18.26	$25.04	$9.99	$12.56
Class C	$10.33	$12.16	$16.09	$18.34	$25.51	$10.00	$12.56
Class E	$10.33	$13.41	$17.05	$18.47	$27.08	N/A	N/A
Class I	$10.33	$14.58	$17.32	$18.57	$27.13	$10.00	$12.57
Class R	$10.33	$13.41	$16.92	$18.50	$26.87	$9.98	$12.57
Class Y	$10.33	$14.27	$17.16	$18.55	$27.09	$10.00	$12.57
+COST							
Investments in unaffiliated securities at cost	$588,216	$559,027	$255,406	$250,199	$ 150,003	$274,729	$137,297
Cash denominated in foreign currencies at cost	—	—	—	—	—	—	—

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Global Income Allocation Fund	Ivy High Income Fund	Ivy International Core Equity Fund	Ivy International Growth Fund	Ivy Large Cap Growth Fund	Ivy Limited-Term Bond Fund	Ivy Managed European/Pacific Fund
ASSETS							
Investments in unaffiliated securities at value+	$460,982	$8,888,955	$1,782,596	$353,879	$1,401,775	$1,583,048	$ 293
Investments in affiliated securities at value+	—	35,088	—	—	—	—	70,616
Investments at Value	460,982	8,924,043	1,782,596	353,879	1,401,775	1,583,048	70,909
Cash	1	16,884	1	1	1	1	1
Cash denominated in foreign currencies at value+	—	59,987	31	213	—	—	—
Restricted cash+	—	4,730	290	4	—	—	—
Investment securities sold receivable	6,263	317,780	98	5	—	8,277	15
Dividends and interest receivable	4,118	143,109	5,604	1,225	1,045	13,581	—*
Capital shares sold receivable	1,447	59,388	3,428	829	1,383	4,803	75
Receivable from affiliates	5	75	7	—	331	4	—
Unrealized appreciation on forward foreign currency contracts	128	929	68	—	—	—	—
Variation margin receivable	—	—	—	—	—	28	—
Prepaid and other assets	52	345	81	48	76	140	37
Total Assets	472,996	9,527,270	1,792,204	356,204	1,404,611	1,609,882	71,037
LIABILITIES							
Investment securities purchased payable	3,488	445,834	—	3,905	—	10,433	—
Capital shares redeemed payable	522	19,097	4,503	338	4,148	6,594	152
Distributions payable	—	1,863	—	—	—	47	—
Trustees and Chief Compliance Officer fees payable	34	104	52	76	104	55	3
Distribution and service fees payable	4	78	10	3	11	14	1
Shareholder servicing fees payable	155	1,708	486	112	461	327	18
Investment management fee payable	9	127	41	8	26	19	—*
Accounting services fee payable	12	23	22	9	23	23	2
Unrealized depreciation on forward foreign currency contracts	403	6,448	885	228	—	—	—
Written options at value+	—	—	57	—	—	—	—
Other liabilities	59	147	257	20	45	209	8
Total Liabilities	4,686	475,429	6,313	4,699	4,818	17,721	184
Total Net Assets	$468,310	$9,051,841	$1,785,891	$351,505	$1,399,793	$1,592,161	$ 70,853
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$486,405	$8,660,125	$1,534,786	$316,910	$ 932,215	$1,587,611	$ 85,781
Undistributed (distributions in excess of) net investment income	3,212	1,678	22,839	2,124	(361)	(751)	(375)
Accumulated net realized gain (loss)	(49,725)	145,842	(13,308)	(22,121)	61,283	2,188	(31,000)
Net unrealized appreciation	28,418	244,196	241,574	54,592	406,656	3,113	16,447
Total Net Assets	$468,310	$9,051,841	$1,785,891	$351,505	$1,399,793	$1,592,161	$ 70,853
CAPITAL SHARES OUTSTANDING:							
Class A	26,633	387,680	47,646	6,899	57,669	118,455	8,342
Class B	454	18,526	784	149	736	1,975	148
Class C	1,853	186,808	6,396	731	4,727	15,088	157
Class E	157	1,047	214	3	359	319	24
Class I	1,962	349,790	37,646	1,186	6,713	6,624	46
Class R	18	531	45	9	1,701	23	32
Class Y	421	102,844	7,764	281	7,249	2,945	83
NET ASSET VALUE PER SHARE:							
Class A	$14.87	$8.64	$17.84	$38.32	$17.75	$10.95	$8.03
Class B	$14.63	$8.64	$16.10	$33.97	$15.28	$10.95	$7.79
Class C	$14.71	$8.64	$16.14	$33.97	$16.00	$10.95	$7.83
Class E	$14.88	$8.64	$17.92	$38.40	$17.74	$10.95	$8.07
Class I	$14.99	$8.64	$17.96	$38.77	$18.26	$10.95	$8.13
Class R	$14.87	$8.64	$17.81	$38.25	$17.44	$10.95	$8.02
Class Y	$14.93	$8.64	$17.95	$38.42	$18.03	$10.95	$8.06
+COST							
Investments in unaffiliated securities at cost	$432,304	$8,640,800	$1,540,402	$299,094	$ 995,119	$1,578,115	$ 293
Investments in affiliated securities at cost	—	35,000	—	—	—	—	54,169
Cash denominated in foreign currencies at cost	—	59,264	31	199	—	—	—
Written options premiums received at cost	—	—	184	—	—	—	—

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Managed International Opportunities Fund	Ivy Micro Cap Growth Fund	Ivy Mid Cap Growth Fund	Ivy Money Market Fund	Ivy Municipal Bond Fund	Ivy Municipal High Income Fund	Ivy Pacific Opportunities Fund
ASSETS							
Investments in unaffiliated securities at value+	$ 285	$170,019	$4,069,820	$212,102	$142,897	$1,240,973	$585,237
Investments in affiliated securities at value+	191,348	—	—	—	—	—	—
Investments at Value	191,633	170,019	4,069,820	212,102	142,897	1,240,973	585,237
Cash	1	86	1	23	1	1	1
Cash denominated in foreign currencies at value+	—	—	—	—	—	—	1,791
Restricted cash+	—	—	—	—	—	—	2,068
Investment securities sold receivable	218	491	40,727	—	—	—	5,990
Dividends and interest receivable	—*	12	1,383	271	1,856	23,113	677
Capital shares sold receivable	367	716	15,827	1,062	312	6,071	626
Receivable from affiliates	—	—	4	712	—*	12	—
Prepaid and other assets	40	32	113	46	41	90	56
Total Assets	192,259	171,356	4,127,875	214,216	145,107	1,270,260	596,446
LIABILITIES							
Investment securities purchased payable	—	3,140	20,484	—	—	7,592	13,804
Capital shares redeemed payable	680	157	8,420	892	596	6,173	1,858
Distributions payable	—	—	—	1	10	160	—
Trustees and Chief Compliance Officer fees payable	7	2	57	23	11	16	56
Distribution and service fees payable	2	1	22	2	1	10	3
Shareholder servicing fee payable	35	49	1,192	50	24	194	257
Investment management fee payable	—*	4	91	2	2	17	15
Accounting services fee payable	4	6	23	7	6	24	14
Unrealized depreciation on swap agreements	—	—	—	—	—	—	471
Written options at value+	—	—	—	—	—	—	6,789
Other liabilities	12	9	86	9	4	95	80
Total Liabilities	740	3,368	30,375	986	654	14,281	23,347
Total Net Assets	$191,519	$167,988	$4,097,500	$213,230	$144,453	$1,255,979	$573,099
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$194,528	$121,052	$3,155,678	$213,267	$141,080	$1,297,750	$567,841
Undistributed (distributions in excess of) net investment income	(250)	(1,362)	(14,931)	—	57	1,895	3,582
Accumulated net realized gain (loss)	(40,516)	8,909	147,522	(37)	(641)	(7,334)	(79,033)
Net unrealized appreciation (depreciation)	37,757	39,389	809,231	—	3,957	(36,332)	80,709
Total Net Assets	$191,519	$167,988	$4,097,500	$213,230	$144,453	$1,255,979	$573,099
CAPITAL SHARES OUTSTANDING:							
Class A	19,338	5,697	61,745	154,782	10,121	80,955	29,742
Class B	237	99	1,248	9,061	253	3,089	513
Class C	521	336	11,605	44,524	1,941	48,487	1,067
Class E	22	N/A	234	4,900	N/A	N/A	8
Class I	58	559	74,448	N/A	129	116,092	9,477
Class R	28	15	3,985	N/A	N/A	N/A	18
Class Y	93	67	26,264	N/A	47	4,096	303
NET ASSET VALUE PER SHARE:							
Class A	$9.44	$24.81	$22.43	$1.00	$11.56	$4.97	$13.92
Class B	$9.27	$23.97	$19.51	$1.00	$11.56	$4.97	$11.73
Class C	$9.30	$24.24	$20.38	$1.00	$11.56	$4.97	$12.21
Class E	$9.45	N/A	$22.04	$1.00	N/A	N/A	$14.10
Class I	$9.49	$25.12	$23.52	N/A	$11.56	$4.97	$14.30
Class R	$9.43	$24.79	$22.18	N/A	N/A	N/A	$13.90
Class Y	$9.43	$25.71	$23.12	N/A	$11.56	$4.97	$14.19
+COST							
Investments in unaffiliated securities at cost	$ 285	$130,630	$3,260,589	$212,102	$138,940	$1,277,305	$499,474
Investments in affiliated securities at cost	153,591	—	—	—	—	—	—
Cash denominated in foreign currencies at cost	—	—	—	—	—	—	1,699
Written options premiums received at cost	—	—	—	—	—	—	2,190

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Small Cap Growth Fund	Ivy Small Cap Value Fund	Ivy Tax-Managed Equity Fund	Ivy Value Fund
ASSETS				
Investments in unaffiliated securities at value+	$1,083,519	$293,200	$37,138	$219,610
Investments at Value	1,083,519	293,200	37,138	219,610
Cash	—	1	1	1
Investment securities sold receivable	9,236	4,247	—	338
Dividends and interest receivable	169	213	28	249
Capital shares sold receivable	4,610	388	123	405
Receivable from affiliates	6	—	—	—
Prepaid and other assets	66	45	31	45
Total Assets	1,097,606	298,094	37,321	220,648
LIABILITIES				
Investment securities purchased payable	669	4,950	750	119
Capital shares redeemed payable	1,628	492	22	264
Trustees and Chief Compliance Officer fees payable	156	28	—*	16
Overdraft due to custodian	5	—	—	—
Distribution and service fees payable	11	2	—*	2
Shareholder servicing fee payable	265	126	7	66
Investment management fee payable	25	7	1	4
Accounting services fee payable	23	9	2	8
Written options at value+	—	—	—	91
Other liabilities	33	17	3	11
Total Liabilities	2,815	5,631	785	581
Total Net Assets	$1,094,791	$292,463	$36,536	$220,067
NET ASSETS				
Capital paid in (shares authorized – unlimited)	$ 680,838	$205,617	$27,764	$169,040
Undistributed (distributions in excess of) net investment income	(7,596)	1,322	(99)	1,233
Accumulated net realized gain	93,159	30,863	922	3,760
Net unrealized appreciation	328,390	54,661	7,949	46,034
Total Net Assets	$1,094,791	$292,463	$36,536	$220,067
CAPITAL SHARES OUTSTANDING:				
Class A	18,777	12,674	2,081	8,900
Class B	773	225	55	270
Class C	12,721	1,049	90	576
Class E	214	7	N/A	6
Class I	9,974	1,231	77	207
Class R	1,764	24	N/A	14
Class Y	12,328	437	41	79
NET ASSET VALUE PER SHARE:				
Class A	$18.67	$18.73	$15.61	$21.96
Class B	$15.87	$16.65	$15.27	$20.77
Class C	$16.67	$17.27	$15.25	$21.35
Class E	$18.59	$19.16	N/A	$22.05
Class I	$22.06	$19.65	$15.70	$22.06
Class R	$18.57	$18.72	N/A	$21.91
Class Y	$21.35	$19.31	$15.63	$22.01
+COST				
Investments in unaffiliated securities at cost	$ 755,129	$238,539	$29,189	$173,609
Written options premiums received at cost	—	—	—	124

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Bond Fund	Ivy Core Equity Fund	Ivy Cundill Global Value Fund	Ivy Dividend Opportunities Fund	Ivy European Opportunities Fund	Ivy Global Bond Fund	Ivy Global Equity Income Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 191	$ 5,130	$ 2,673	$ 4,069	$ 3,371	$ 453	$3,872
Foreign dividend withholding tax	—	(104)	(233)	(26)	(561)	(20)	(378)
Interest and amortization from unaffiliated securities	11,346	10	35	8	6	5,887	1
Total Investment Income	11,537	5,036	2,475	4,051	2,816	6,320	3,495
EXPENSES							
Investment management fee	1,590	2,199	1,359	1,187	934	901	406
Distribution and service fees:							
Class A	694	461	287	319	196	218	117
Class B	49	51	28	59	14	33	8
Class C	167	620	112	205	45	213	23
Class E	5	6	1	5	—*	N/A	N/A
Class R	1	1	1	1	1	1	1
Class Y	4	51	10	14	2	7	5
Shareholder servicing fees:							
Class A	551	358	471	295	382	229	158
Class B	19	19	22	17	13	12	1
Class C	35	120	30	32	16	31	2
Class E	11	13	3	13	—*	N/A	N/A
Class I	5	63	5	12	28	46	9
Class R	—*	—*	—*	—*	—*	—*	—*
Class Y	2	32	6	9	1	4	3
Registration fees	71	64	57	62	55	56	91
Custodian fees	12	9	14	13	11	5	11
Trustees and Chief Compliance Officer fees	12	12	10	6	7	4	1
Accounting services fee	86	86	50	54	47	50	32
Professional fees	31	17	21	14	21	30	23
Other	23	26	3	12	25	7	—
Total Expenses	3,368	4,208	2,490	2,329	1,798	1,847	891
Less:							
Expenses in excess of limit	(5)	(221)	(192)	(6)	—	(305)	(136)
Total Net Expenses	3,363	3,987	2,298	2,323	1,798	1,542	755
Net Investment Income	8,174	1,049	177	1,728	1,018	4,778	2,740
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	(4,765)	31,897	14,846	19,987	7,145	(2,196)	(352)
Futures contracts	1,136	—	—	—	—	—	—
Forward foreign currency contracts	—	—	3,872	—	(348)	(143)	(110)
Foreign currency exchange transactions	—	—	(28)	—	(44)	(32)	(13)
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	(17,840)	31,312	20,880	4,088	9,575	(5,457)	7,791
Futures contracts	(157)	—	—	—	—	—	—
Forward foreign currency contracts	—	—	(2,939)	—	72	(155)	(64)
Foreign currency exchange transactions	—	1	38	—	69	(4)	5
Net Realized and Unrealized Gain (Loss)	(21,626)	63,210	36,669	24,075	16,469	(7,987)	7,257
Net Increase (Decrease) in Net Assets Resulting from Operations	$(13,452)	$64,259	$36,846	$25,803	$17,487	$(3,209)	$9,997

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

Ivy Funds

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013 (UNAUDITED)

(In thousands)	Ivy Global Income Allocation Fund	Ivy High Income Fund	Ivy International Core Equity Fund	Ivy International Growth Fund	Ivy Large Cap Growth Fund	Ivy Limited-Term Bond Fund	Ivy Managed European/Pacific Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 9,789	$ 334	$ 29,989	$ 4,843	$ 8,825	$ —	$ —
Foreign dividend withholding tax	(901)	—	(2,955)	(513)	(157)	—	—
Interest and amortization from unaffiliated securities	3,555	337,823	39	19	10	16,753	—*
Foreign interest withholding tax	(3)	—	—	—*	—	—	—
Total Investment Income	12,440	338,157	27,073	4,349	8,678	16,753	—*
EXPENSES							
Investment management fee	1,483	21,831	6,829	1,322	4,705	3,551	18
Distribution and service fees:							
Class A	440	4,034	955	260	1,247	1,543	88
Class B	33	788	61	21	54	117	6
Class C	131	7,778	495	120	361	980	6
Class E	3	10	4	—*	7	5	—*
Class R	1	3	1	1	70	1	1
Class Y	7	1,054	161	14	161	56	1
Shareholder servicing fees:							
Class A	567	2,293	1,068	343	1,115	945	40
Class B	16	113	22	12	20	30	2
Class C	28	824	102	46	68	136	1
Class E	8	21	13	—*	16	5	—*
Class I	23	2,126	475	35	102	78	—*
Class R	—*	1	1	—*	35	—*	—*
Class Y	4	677	103	9	99	38	—*
Registration fees	67	208	74	58	63	100	53
Custodian fees	21	41	66	11	14	11	3
Trustees and Chief Compliance Officer fees	7	101	22	8	23	24	1
Accounting services fee	69	136	136	52	136	136	13
Professional fees	24	91	22	19	19	18	9
Other	39	500	83	36	44	60	9
Total Expenses	2,971	42,630	10,693	2,367	8,359	7,834	251
Less:							
Expenses in excess of limit	(21)	(75)	(7)	—	(331)	(4)	—
Total Net Expenses	2,950	42,555	10,686	2,367	8,028	7,830	251
Net Investment Income (Loss)	9,490	295,602	16,387	1,982	650	8,923	(251)
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	1,657	100,835	72,378	(2,262)	120,419	(8,098)	—
Investments in affiliated securities	—	—	—	—	—	—	(419)
Futures contracts	—	—	—	—	—	741	—
Written options	—	—	229	—	—	—	—
Swap agreements	—	7	—	—	—	—	—
Forward foreign currency contracts	(4,678)	(19,463)	(440)	(2,072)	—	—	—
Foreign currency exchange transactions	(104)	3,265	176	131	—	—	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	5,034	(147,161)	93,419	27,026	32,265	(26,294)	—*
Investments in affiliated securities	—	87	—	—	—	—	1,916
Futures contracts	—	—	—	—	—	(1,820)	—
Written options	—	—	128	—	—	—	—
Forward foreign currency contracts	(275)	(12,910)	(817)	(103)	—	—	—
Foreign currency exchange transactions	26	1,294	72	(4)	—	—	—
Net Realized and Unrealized Gain (Loss)	1,660	(74,046)	165,145	22,716	152,684	(35,471)	1,497
Net Increase (Decrease) in Net Assets Resulting from Operations	$11,150	$ 221,556	$181,532	$24,698	$153,334	$(26,548)	$1,246

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Managed International Opportunities Fund	Ivy Micro Cap Growth Fund	Ivy Mid Cap Growth Fund	Ivy Money Market Fund	Ivy Municipal Bond Fund	Ivy Municipal High Income Fund	Ivy Pacific Opportunities Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ —	$ 61	$ 15,269	$ —	$ —	$ —	$ 10,521
Dividends from affiliated securities	398	—	—	—	—	—	—
Foreign dividend withholding tax	—	—	(62)	—	—	—	(1,130)
Interest and amortization from unaffiliated securities	—*	5	102	241	3,057	37,981	35
Foreign interest withholding tax	—	—	—	—	—	—	(4)
Total Investment Income	**398**	**66**	**15,309**	**241**	**3,057**	**37,981**	**9,422**
EXPENSES							
Investment management fee	47	576	15,084	410	427	3,622	3,003
Distribution and service fees:							
Class A	227	132	1,586	—	163	603	565
Class B	11	10	111	40	16	87	34
Class C	24	30	1,037	208	134	1,447	71
Class E	—*	N/A	6	—	N/A	N/A	—*
Class R	1	1	202	N/A	N/A	N/A	1
Class Y	1	1	700	N/A	1	36	6
Shareholder servicing fee:							
Class A	81	173	1,932	118	70	173	930
Class B	3	5	33	7	2	9	32
Class C	2	9	217	24	15	89	35
Class E	—*	N/A	15	5	N/A	N/A	—*
Class I	—*	6	1,218	N/A	1	517	106
Class R	—*	—*	107	N/A	N/A	N/A	—*
Class Y	—*	1	435	N/A	—*	23	3
Registration fees	56	50	81	45	42	77	58
Custodian fees	3	8	22	5	3	13	49
Trustees and Chief Compliance Officer fees	3	1	47	4	3	21	11
Accounting services fee	23	31	136	42	35	129	87
Professional fees	9	12	26	11	18	57	20
Other	9	11	177	14	8	87	59
Total Expenses	**500**	**1,057**	**23,172**	**933**	**938**	**6,990**	**5,070**
Less:							
Expenses in excess of limit	—	—	(4)	(712)	—*	(112)	—
Total Net Expenses	**500**	**1,057**	**23,168**	**221**	**938**	**6,878**	**5,070**
Net Investment Income (Loss)	**(102)**	**(991)**	**(7,859)**	**20**	**2,119**	**31,103**	**4,352**
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	—	9,283	135,434	—*	(273)	(11,246)	(17,059)
Investments in affiliated securities	(181)	—	—	—	—	—	—
Written options	—	—	4,035	—	—	—	(66)
Swap agreements	—	—	—	—	—	—	(591)
Forward foreign currency contracts	—	—	—	—	—	—	(2,948)
Foreign currency exchange transactions	—	—	(2)	—	—	—	(984)
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	—*	15,678	270,471	—	(8,616)	(132,986)	21,521
Investments in affiliated securities	9,720	—	—	—	—	—	—
Written options	—	—	(1,975)	—	—	—	(4,644)
Swap agreements	—	—	—	—	—	—	(388)
Foreign currency exchange transactions	—	—	(3)	—	—	—	24
Net Realized and Unrealized Gain (Loss)	**9,539**	**24,961**	**407,960**	**—**	**(8,889)**	**(144,232)**	**(5,135)**
Net Increase (Decrease) in Net Assets Resulting from Operations	**$9,437**	**$23,970**	**$400,101**	**$ 20**	**$(6,770)**	**$(113,129)**	**$ (783)**

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

STATEMENTS OF OPERATIONS
Ivy Funds

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013 (UNAUDITED)

(In thousands)	Ivy Small Cap Growth Fund	Ivy Small Cap Value Fund	Ivy Tax-Managed Equity Fund	Ivy Value Fund
INVESTMENT INCOME				
Dividends from unaffiliated securities	$ 1,331	$ 1,475	$ 184	$ 1,600
Foreign dividend withholding tax	—	—	(3)	(13)
Interest and amortization from unaffiliated securities	36	16	1	6
Total Investment Income	1,367	1,491	182	1,593
EXPENSES				
Investment management fee	4,128	1,191	105	699
Interest expense for borrowing	—	—	—	—
Distribution and service fees:				
Class A	383	288	36	222
Class B	56	18	4	28
Class C	980	83	6	55
Class E	4	—*	N/A	—*
Class R	67	1	N/A	1
Class Y	293	9	1	2
Shareholder servicing fees:				
Class A	433	438	27	216
Class B	26	12	—*	10
Class C	185	27	—*	10
Class E	13	—*	N/A	—*
Class I	153	17	1	3
Class R	36	1	N/A	1
Class Y	181	4	—*	1
Registration fees	61	57	39	59
Custodian fees	14	4	3	4
Trustees and Chief Compliance Officer fees	21	5	—*	3
Accounting services fee	124	51	14	42
Professional fees	21	19	12	16
Other	39	3	3	12
Total Expenses	7,218	2,228	251	1,384
Less:				
Expenses in excess of limit	(6)	—	—	—
Total Net Expenses	7,212	2,228	251	1,384
Net Investment Income (Loss)	(5,845)	(737)	(69)	209
REALIZED AND UNREALIZED GAIN (LOSS)				
Net realized gain (loss) on:				
Investments in unaffiliated securities	57,668	22,811	1,082	5,228
Written options	—	—	—	(331)
Swap agreements	4,971	—	—	—
Net change in unrealized appreciation (depreciation) on:				
Investments in unaffiliated securities	77,471	1,388	2,337	9,797
Written options	—	—	—	137
Swap agreements	(557)	—	—	—
Net Realized and Unrealized Gain	139,553	24,199	3,419	14,831
Net Increase in Net Assets Resulting from Operations	$133,708	$23,462	$3,350	$15,040

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Bond Fund		Ivy Core Equity Fund		Ivy Cundill Global Value Fund	
	Six months ended 9-30-13 (Unaudited)	Year ended 3-31-13	Six months ended 9-30-13 (Unaudited)	Year ended 3-31-13	Six months ended 9-30-13 (Unaudited)	Year ended 3-31-13
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 8,174	$ 13,360	$ 1,049	$ 686	$ 177	$ 16
Net realized gain (loss) on investments	(3,629)	8,392	31,897	18,411	18,690	(107)
Net change in unrealized appreciation (depreciation)	(17,997)	11,404	31,313	31,959	17,979	16,335
Net Increase (Decrease) in Net Assets Resulting from Operations	**(13,452)**	**33,156**	**64,259**	**51,056**	**36,846**	**16,244**
Distributions to Shareholders From:						
Net investment income:						
Class A	(8,592)	(14,721)	—	(899)	—	—
Class B	(106)	(219)	—	—	—	—
Class C	(390)	(934)	—	—	—	—
Class E	(66)	(125)	—	(13)	—	—
Class I	(88)	(225)	—	(250)	—	—
Class R	(3)	(2)	—	—	—	—
Class Y	(48)	(186)	—	(82)	—	—
Net realized gains:						
Class A	—	(3,397)	—	(1,593)	—	—
Class B	—	(76)	—	(43)	—	—
Class C	—	(289)	—	(792)	—	—
Class E	—	(29)	—	(26)	—	—
Class I	—	(59)	—	(280)	—	—
Class R	—	—	—	—	—	—
Class Y	—	(35)	—	(126)	—	—
Total Distributions to Shareholders	**(9,293)**	**(20,297)**	**—**	**(4,104)**	**—**	**—**
Capital Share Transactions	**(18,455)**	**104,197**	**103,716**	**140,225**	**43,747**	**(39,926)**
Net Increase (Decrease) in Net Assets	**(41,200)**	**117,056**	**167,975**	**187,177**	**80,593**	**(23,682)**
Net Assets, Beginning of Period	619,942	502,886	536,478	349,301	231,683	255,365
Net Assets, End of Period	**$578,742**	**$619,942**	**$704,453**	**$536,478**	**$312,276**	**$231,683**
Undistributed (distributions in excess of) net investment income	$ (1,119)	$ —	$ 951	$ (98)	$ (32)	$ (181)

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Dividend Opportunities Fund		Ivy European Opportunities Fund		Ivy Global Bond Fund	
	Six months ended 9-30-13 (Unaudited)	Year ended 3-31-13	Six months ended 9-30-13 (Unaudited)	Year ended 3-31-13	Six months ended 9-30-13 (Unaudited)	Year ended 3-31-13
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 1,728	$ 4,485	$ 1,018	$ 953	$ 4,778	$ 9,428
Net realized gain (loss) on investments	19,987	20,705	6,753	6,553	(2,371)	1,210
Net change in unrealized appreciation (depreciation)	4,088	9,133	9,716	9,872	(5,616)	1,343
Net Increase (Decrease) in Net Assets Resulting from Operations	**25,803**	**34,323**	**17,487**	**17,378**	**(3,209)**	**11,981**
Distributions to Shareholders From:						
Net investment income:						
Class A	(711)	(3,535)	—	(613)	(2,780)	(6,522)
Class B	—	(102)	—	—	(81)	(208)
Class C	—	(336)	—	—	(522)	(1,356)
Class E	(9)	(44)	—	(1)	N/A	N/A
Class I	(66)	(216)	—	(353)	(1,033)	(1,488)
Class R	(1)	—	—	—	(4)	(2)
Class Y	(34)	(177)	—	(14)	(91)	(223)
Net realized gains:						
Class A	—	—	—	—	—	(502)
Class B	—	—	—	—	—	(21)
Class C	—	—	—	—	—	(131)
Class E	—	—	—	—	N/A	N/A
Class I	—	—	—	—	—	(122)
Class R	—	—	—	—	—	—
Class Y	—	—	—	—	—	(17)
Total Distributions to Shareholders	**(821)**	**(4,410)**	**—**	**(981)**	**(4,511)**	**(10,592)**
Capital Share Transactions	**(1,821)**	**(53,633)**	**(21,013)**	**(42,521)**	**(5,256)**	**48,348**
Net Increase (Decrease) in Net Assets	**23,161**	**(23,720)**	**(3,526)**	**(26,124)**	**(12,976)**	**49,737**
Net Assets, Beginning of Period	326,917	350,637	212,063	238,187	289,262	239,525
Net Assets, End of Period	**$350,078**	**$326,917**	**$208,537**	**$212,063**	**$276,286**	**$289,262**
Undistributed net investment income	$ 1,245	$ 338	$ 1,054	$ 80	$ 770	$ 535

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Global Equity Income Fund		Ivy Global Income Allocation Fund		Ivy High Income Fund	
	Six months ended 9-30-13 (Unaudited)	Year ended 3-31-13	Six months ended 9-30-13 (Unaudited)	Year ended 3-31-13	Six months ended 9-30-13 (Unaudited)	Year ended 3-31-13
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 2,740	$ 1,378	$ 9,490	$ 13,904	$ 295,602	$ 464,167
Net realized gain (loss) on investments	(475)	1,837	(3,125)	(4,962)	84,644	137,051
Net change in unrealized appreciation (depreciation)	7,732	4,626	4,785	13,574	(158,690)	270,566
Net Increase in Net Assets Resulting from Operations	**9,997**	**7,841**	**11,150**	**22,516**	**221,556**	**871,784**
Distributions to Shareholders From:						
Net investment income:						
Class A	(2,129)	(697)	(7,089)	(11,802)	(114,893)	(184,587)
Class B	(26)	(24)	(100)	(251)	(5,018)	(8,113)
Class C	(86)	(75)	(434)	(822)	(49,835)	(79,917)
Class E	N/A	N/A	(45)	(93)	(281)	(444)
Class I	(287)	(292)	(658)	(1,571)	(99,315)	(141,954)
Class R	(5)	—*	(5)	(1)	(35)	(05)
Class Y	(81)	(88)	(120)	(269)	(29,979)	(47,042)
Net realized gains:						
Class A	—	(236)	—	—	—	(33,153)
Class B	—	(10)	—	—	—	(1,657)
Class C	—	(31)	—	—	—	(16,254)
Class E	N/A	N/A	—	—	—	(85)
Class I	—	(86)	—	—	—	(25,949)
Class R	—	—	—	—	—	—
Class Y	—	(28)	—	—	—	(8,547)
Total Distributions to Shareholders	**(2,614)**	**(1,567)**	**(8,451)**	**(14,809)**	**(299,356)**	**(547,707)**
Capital Share Transactions	**65,487**	**73,791**	**88,169**	**66,372**	**1,040,669**	**3,254,265**
Net Increase in Net Assets	**72,870**	**80,065**	**90,868**	**74,079**	**962,869**	**3,578,342**
Net Assets, Beginning of Period	80,065	—	377,442	303,363	8,088,972	4,510,630
Net Assets, End of Period	**$152,935**	**$80,065**	**$468,310**	**$377,442**	**$9,051,841**	**$8,088,972**
Undistributed net investment income	$ 559	$ 446	$ 3,212	$ 2,277	$ 1,678	$ 94

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy International Core Equity Fund		Ivy International Growth Fund		Ivy Large Cap Growth Fund	
	Six months ended 9-30-13 (Unaudited)	Year ended 3-31-13	Six months ended 9-30-13 (Unaudited)	Year ended 3-31-13	Six months ended 9-30-13 (Unaudited)	Year ended 3-31-13
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 16,387	$ 22,517	$ 1,982	$ 1,693	$ 650	$ 2,839
Net realized gain (loss) on investments	72,343	(38,750)	(4,203)	9,487	120,419	130,024
Net change in unrealized appreciation (depreciation)	92,802	105,123	26,919	5,630	32,265	(68,591)
Net Increase in Net Assets Resulting from Operations	**181,532**	**88,890**	**24,698**	**16,810**	**153,334**	**64,272**
Distributions to Shareholders From:						
Net investment income:						
Class A	—	(9,435)	—	(1,339)	—	(1,907)
Class B	—	(96)	—	(3)	—	—
Class C	—	(932)	—	(37)	—	—
Class E	—	(41)	—	(1)	—	(10)
Class I	—	(9,862)	—	(635)	—	(632)
Class R	—	—	—	—	—	—
Class Y	—	(2,246)	—	(149)	—	(304)
Net realized gains:						
Class A	—	—	—	—	—	—
Class B	—	—	—	—	—	—
Class C	—	—	—	—	—	—
Class E	—	—	—	—	—	—
Class I	—	—	—	—	—	—
Class R	—	—	—	—	—	—
Class Y	—	—	—	—	—	—
Total Distributions to Shareholders	**—**	**(22,612)**	**—**	**(2,164)**	**—**	**(2,853)**
Capital Share Transactions	**77,240**	**(56,991)**	**40,258**	**57,940**	**(131,235)**	**(166,982)**
Net Increase (Decrease) in Net Assets	**258,772**	**9,287**	**64,956**	**72,586**	**22,099**	**(105,563)**
Net Assets, Beginning of Period	1,527,119	1,517,832	286,549	213,963	1,377,694	1,483,257
Net Assets, End of Period	**$1,785,891**	**$1,527,119**	**$351,505**	**$286,549**	**$1,399,793**	**$1,377,694**
Undistributed (distributions in excess of) net investment income	$ 22,839	$ 6,276	$ 2,124	$ 11	$ (361)	$ (1,011)

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Limited-Term Bond Fund		Ivy Managed European/Pacific Fund		Ivy Managed International Opportunities Fund	
	Six months ended 9-30-13 (Unaudited)	Year ended 3-31-13	Six months ended 9-30-13 (Unaudited)	Year ended 3-31-13	Six months ended 9-30-13 (Unaudited)	Year ended 3-31-13
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 8,923	$ 21,808	$ (251)	$ 318	$ (102)	$ 2,422
Net realized gain (loss) on investments	(7,357)	16,824	(419)	(2,546)	(181)	(6,654)
Net change in unrealized appreciation (depreciation)	(28,114)	(5,630)	1,916	3,845	9,720	12,794
Net Increase (Decrease) in Net Assets Resulting from Operations	**(26,548)**	**33,002**	**1,246**	**1,617**	**9,437**	**8,562**
Distributions to Shareholders From:						
Net investment income:						
Class A	(7,977)	(18,490)	—	(385)	—	(2,517)
Class B	(53)	(217)	—	—	—	(19)
Class C	(555)	(2,138)	—	—*	—	(42)
Class E	(23)	(52)	—	(1)	—	(3)
Class I	(771)	(2,280)	—	(3)	—	(7)
Class R	(1)	(1)	—	—	—	—
Class Y	(294)	(1,071)	—	(4)	—	(10)
Net realized gains:						
Class A	—	(3,078)	—	—	—	—
Class B	—	(72)	—	—	—	—
Class C	—	(615)	—	—	—	—
Class E	—	(10)	—	—	—	—
Class I	—	(350)	—	—	—	—
Class R	—	—	—	—	—	—
Class Y	—	(182)	—	—	—	—
Total Distributions to Shareholders	**(9,674)**	**(28,556)**	**—**	**(393)**	**—**	**(2,598)**
Capital Share Transactions	**(5,094)**	**158,866**	**(8,185)**	**(5,745)**	**(9,647)**	**(8,902)**
Net Increase (Decrease) in Net Assets	**(41,316)**	**163,312**	**(6,939)**	**(4,521)**	**(210)**	**(2,938)**
Net Assets, Beginning of Period	1,633,477	1,470,165	77,792	82,313	191,729	194,667
Net Assets, End of Period	**$1,592,161**	**$1,633,477**	**$70,853**	**$77,792**	**$191,519**	**$191,729**
Distributions in excess of net investment income	$ (751)	$ —	$ (375)	$ (124)	$ (250)	$ (148)

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Micro Cap Growth Fund		Ivy Mid Cap Growth Fund		Ivy Money Market Fund	
	Six months ended 9-30-13 (Unaudited)	Year ended 3-31-13	Six months ended 9-30-13 (Unaudited)	Year ended 3-31-13	Six months ended 9-30-13 (Unaudited)	Year ended 3-31-13
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ (991)	$ (1,086)	$ (7,859)	$ (11,750)	$ 20	$ 40
Net realized gain on investments	9,283	2,740	139,467	10,878	—*	2
Net change in unrealized appreciation	15,678	3,306	268,493	311,289	—	—
Net Increase in Net Assets Resulting from Operations	**23,970**	**4,960**	**400,101**	**310,417**	**20**	**42**
Distributions to Shareholders From:						
Net investment income:						
Class A	—	—	—	—	(15)	(30)
Class B	—	—	—	—	(1)	(1)
Class C	—	—	—	—	(4)	(8)
Class E	N/A	N/A	—	—	—*	(1)
Class I	—	—	—	—	N/A	N/A
Class R	—	—	—	—	N/A	N/A
Class Y	—	—	—	—	N/A	N/A
Net realized gains:						
Class A	—	—	—	(5,679)	—	—
Class B	—	—	—	(123)	—	—
Class C	—	—	—	(968)	—	—
Class E	N/A	N/A	—	(22)	—	—
Class I	—	—	—	(5,893)	N/A	N/A
Class R	—	—	—	(393)	N/A	N/A
Class Y	—	—	—	(2,452)	N/A	N/A
Total Distributions to Shareholders	**—**	**—**	**—**	**(15,530)**	**(20)**	**(40)**
Capital Share Transactions	**52,333**	**5,355**	**415,200**	**919,688**	**37,073**	**(47,762)**
Net Increase (Decrease) in Net Assets	76,303	10,315	815,301	1,214,575	37,073	(47,760)
Net Assets, Beginning of Period	91,685	81,370	3,282,199	2,067,624	176,157	223,917
Net Assets, End of Period	**$167,988**	**$91,685**	**$4,097,500**	**$3,282,199**	**$213,230**	**$176,157**
Distributions in excess of net investment income	$ (1,362)	$ (371)	$ (14,931)	$ (7,070)	$ —	$ —

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Municipal Bond Fund		Ivy Municipal High Income Fund		Ivy Pacific Opportunities Fund	
	Six months ended 9-30-13 (Unaudited)	Year ended 3-31-13	Six months ended 9-30-13 (Unaudited)	Year ended 3-31-13	Six months ended 9-30-13 (Unaudited)	Year ended 3-31-13
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 2,119	$ 3,991	$ 31,103	$ 55,223	$ 4,352	$ 2,043
Net realized gain (loss) on investments	(273)	158	(11,246)	4,618	(21,648)	(35,372)
Net change in unrealized appreciation (depreciation)	(8,616)	3,310	(132,986)	52,388	16,513	34,605
Net Increase (Decrease) in Net Assets Resulting from Operations	**(6,770)**	**7,459**	**(113,129)**	**112,229**	**(783)**	**1,276**
Distributions to Shareholders From:						
Net investment income:						
Class A	(1,773)	(3,232)	(10,306)	(19,012)	—	(3,447)
Class B	(31)	(73)	(301)	(497)	—	(3)
Class C	(263)	(610)	(5,121)	(8,585)	—	(47)
Class E	N/A	N/A	N/A	N/A	—	—
Class I	(27)	(39)	(14,722)	(24,756)	—	(1,567)
Class R	N/A	N/A	N/A	N/A	—	—
Class Y	(9)	(20)	(620)	(1,210)	—	(50)
Net realized gains:						
Class A	—	—	—	—	—	—
Class B	—	—	—	—	—	—
Class C	—	—	—	—	—	—
Class E	N/A	N/A	N/A	N/A	—	—
Class I	—	—	—	—	—	—
Class R	N/A	N/A	N/A	N/A	—	—
Class Y	—	—	—	—	—	—
Total Distributions to Shareholders	**(2,103)**	**(3,974)**	**(31,070)**	**(54,060)**	**—**	**(5,114)**
Capital Share Transactions	**(17,594)**	**37,100**	**(269,998)**	**575,845**	**(93,580)**	**(6,971)**
Net Increase (Decrease) in Net Assets	**(26,467)**	**40,585**	**(414,197)**	**634,014**	**(94,363)**	**(10,809)**
Net Assets, Beginning of Period	170,920	130,335	1,670,176	1,036,162	667,462	678,271
Net Assets, End of Period	**$144,453**	**$170,920**	**$1,255,979**	**$1,670,176**	**$573,099**	**$667,462**
Undistributed net investment income	$ 57	$ 41	$ 1,895	$ 1,862	$ 3,582	$ 214

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Small Cap Growth Fund		Ivy Small Cap Value Fund		Ivy Tax-Managed Equity Fund	
	Six months ended 9-30-13 (Unaudited)	Year ended 3-31-13	Six months ended 9-30-13 (Unaudited)	Year ended 3-31-13	Six months ended 9-30-13 (Unaudited)	Year ended 3-31-13
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ (5,845)	$ (7,819)	$ (737)	$ 316	$ (69)	$ 68
Net realized gain on investments	62,639	57,359	22,811	19,659	1,082	204
Net change in unrealized appreciation	76,914	69,566	1,388	24,707	2,337	1,814
Net Increase in Net Assets Resulting from Operations	**133,708**	**119,106**	**23,462**	**44,682**	**3,350**	**2,086**
Distributions to Shareholders From:						
Net investment income:						
Class A	—	—	—	—	—	(81)
Class B	—	—	—	—	—	—*
Class C	—	—	—	—	—	—
Class E	—	—	—	—	N/A	N/A
Class I	—	—	—	—	—	(6)
Class R	—	—	—	—	N/A	N/A
Class Y	—	—	—	—	—	(3)
Net realized gains:						
Class A	—	(6,368)	—	(7,227)	—	—
Class B	—	(293)	—	(120)	—	—
Class C	—	(4,938)	—	(488)	—	—
Class E	—	(73)	—	(4)	N/A	N/A
Class I	—	(3,155)	—	(639)	—	—
Class R	—	(478)	—	—	N/A	N/A
Class Y	—	(4,398)	—	(225)	—	—
Total Distributions to Shareholders	**—**	**(19,703)**	**—**	**(8,703)**	**—**	**(90)**
Capital Share Transactions	59,104	24,546	(2,530)	(31,407)	4,838	7,719
Net Increase in Net Assets	192,812	123,949	20,932	4,572	8,188	9,715
Net Assets, Beginning of Period	901,979	778,030	271,531	266,959	28,348	18,633
Net Assets, End of Period	**$1,094,791**	**$901,979**	**$292,463**	**$271,531**	**$36,536**	**$28,348**
Undistributed (distributions in excess of) net investment income	$ (7,596)	$ (1,751)	$ 1,322	$ 2,059	$ (99)	$ (30)

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Value Fund	
	Six months ended 9-30-13 (Unaudited)	Year ended 3-31-13
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income	$ 209	$ 997
Net realized gain on investments	4,897	4,144
Net change in unrealized appreciation	9,934	17,345
Net Increase in Net Assets Resulting from Operations	15,040	22,486
Distributions to Shareholders From:		
Net investment income:		
Class A	—	(941)
Class B	—	—
Class C	—	(23)
Class E	—	(1)
Class I	—	(29)
Class R	—	—
Class Y	—	(16)
Net realized gains:		
Class A	—	(22)
Class B	—	(1)
Class C	—	(2)
Class E	—	—*
Class I	—	—*
Class R	—	—
Class Y	—	—*
Total Distributions to Shareholders	—	(1,035)
Capital Share Transactions	28,915	32,873
Net Increase in Net Assets	43,955	54,324
Net Assets, Beginning of Period	176,112	121,788
Net Assets, End of Period	$220,067	$176,112
Undistributed net investment income	$ 1,233	$ 1,024

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

FINANCIAL HIGHLIGHTS

Ivy Funds

IVY BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
9-30-2013 (unaudited)	$10.71	$0.14[1]	$(0.36)	$(0.22)	$(0.16)	$ —	$(0.16)
Year ended 3-31-2013	10.44	0.26[1]	0.39	0.65	(0.31)	(0.07)	(0.38)
Year ended 3-31-2012	10.10	0.17[1]	0.51	0.68	(0.34)	—	(0.34)
Year ended 3-31-2011	9.82	0.29[1]	0.40	0.69	(0.32)	(0.09)	(0.41)
Year ended 3-31-2010	8.76	0.33[1]	1.07	1.40	(0.34)	—	(0.34)
Year ended 3-31-2009	9.84	0.36	(1.06)	(0.70)	(0.38)	—	(0.38)
Class B Shares							
Six-month period ended							
9-30-2013 (unaudited)	10.71	0.09[1]	(0.36)	(0.27)	(0.11)	—	(0.11)
Year ended 3-31-2013	10.44	0.15[1]	0.40	0.55	(0.21)	(0.07)	(0.28)
Year ended 3-31-2012	10.10	0.06[1]	0.51	0.57	(0.23)	—	(0.23)
Year ended 3-31-2011	9.82	0.18[1]	0.40	0.58	(0.21)	(0.09)	(0.30)
Year ended 3-31-2010	8.76	0.22[1]	1.07	1.29	(0.23)	—	(0.23)
Year ended 3-31-2009	9.84	0.24	(1.06)	(0.82)	(0.26)	—	(0.26)
Class C Shares							
Six-month period ended							
9-30-2013 (unaudited)	10.71	0.10[1]	(0.36)	(0.26)	(0.12)	—	(0.12)
Year ended 3-31-2013	10.44	0.18[1]	0.40	0.58	(0.24)	(0.07)	(0.31)
Year ended 3-31-2012	10.10	0.09[1]	0.51	0.60	(0.26)	—	(0.26)
Year ended 3-31-2011	9.82	0.21[1]	0.40	0.61	(0.24)	(0.09)	(0.33)
Year ended 3-31-2010	8.76	0.28[1]	1.06	1.34	(0.28)	—	(0.28)
Year ended 3-31-2009	9.84	0.27[1]	(1.05)	(0.78)	(0.30)	—	(0.30)
Class E Shares							
Six-month period ended							
9-30-2013 (unaudited)	10.71	0.14[1]	(0.36)	(0.22)	(0.16)	—	(0.16)
Year ended 3-31-2013	10.44	0.25[1]	0.40	0.65	(0.31)	(0.07)	(0.38)
Year ended 3-31-2012	10.10	0.17[1]	0.51	0.68	(0.34)	—	(0.34)
Year ended 3-31-2011	9.82	0.28[1]	0.40	0.68	(0.31)	(0.09)	(0.40)
Year ended 3-31-2010	8.76	0.34[1]	1.07	1.41	(0.35)	—	(0.35)
Year ended 3-31-2009	9.84	0.34	(1.06)	(0.72)	(0.36)	—	(0.36)
Class I Shares							
Six-month period ended							
9-30-2013 (unaudited)	10.71	0.16[1]	(0.36)	(0.20)	(0.18)	—	(0.18)
Year ended 3-31-2013	10.44	0.29[1]	0.40	0.69	(0.35)	(0.07)	(0.42)
Year ended 3-31-2012	10.10	0.20[1]	0.51	0.71	(0.37)	—	(0.37)
Year ended 3-31-2011	9.82	0.32[1]	0.40	0.72	(0.35)	(0.09)	(0.44)
Year ended 3-31-2010	8.76	0.38[1]	1.06	1.44	(0.38)	—	(0.38)
Year ended 3-31-2009	9.84	0.39	(1.06)	(0.67)	(0.41)	—	(0.41)
Class R Shares							
Six-month period ended							
9-30-2013 (unaudited)	10.71	0.13[1]	(0.36)	(0.23)	(0.15)	—	(0.15)
Year ended 3-31-2013[5]	10.69	0.02[1]	0.08	0.10	(0.08)	—	(0.08)
Class Y Shares							
Six-month period ended							
9-30-2013 (unaudited)	10.71	0.14[1]	(0.36)	(0.22)	(0.16)	—	(0.16)
Year ended 3-31-2013	10.44	0.26[1]	0.40	0.66	(0.32)	(0.07)	(0.39)
Year ended 3-31-2012	10.10	0.18[1]	0.51	0.69	(0.35)	—	(0.35)
Year ended 3-31-2011	9.82	0.30[1]	0.40	0.70	(0.33)	(0.09)	(0.42)
Year ended 3-31-2010	8.76	0.35[1]	1.07	1.42	(0.36)	—	(0.36)
Year ended 3-31-2009	9.84	0.33[1]	(1.03)	(0.70)	(0.38)	—	(0.38)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
9-30-2013 (unaudited)	$10.33	-2.04%	$533	1.05%[4]	2.73%[4]	—%	—%	116%
Year ended 3-31-2013	10.71	6.33	554	1.06	2.42	—	—	269
Year ended 3-31-2012	10.44	6.83	437	1.11	1.68	—	—	309
Year ended 3-31-2011	10.10	7.08	333	1.14	2.97	—	—	432
Year ended 3-31-2010	9.82	16.27	168	1.21	3.58	—	—	410
Year ended 3-31-2009	8.76	-7.22	98	1.25	3.89	—	—	441
Class B Shares								
Six-month period ended								
9-30-2013 (unaudited)	10.33	-2.49	8	1.98[4]	1.79[4]	—	—	116
Year ended 3-31-2013	10.71	5.28	11	2.05	1.41	—	—	269
Year ended 3-31-2012	10.44	5.68	10	2.19	0.61	—	—	309
Year ended 3-31-2011	10.10	5.94	9	2.22	1.87	2.23	1.86	432
Year ended 3-31-2010	9.82	14.84	6	2.41	2.36	—	—	410
Year ended 3-31-2009	8.76	-8.45	3	2.60	2.51	—	—	441
Class C Shares								
Six-month period ended								
9-30-2013 (unaudited)	10.33	-2.42	27	1.80[4]	1.97[4]	—	—	116
Year ended 3-31-2013	10.71	5.55	39	1.79	1.67	—	—	269
Year ended 3-31-2012	10.44	6.03	40	1.84	0.92	—	—	309
Year ended 3-31-2011	10.10	6.31	26	1.85	2.16	—	—	432
Year ended 3-31-2010	9.82	15.44	19	1.95	2.87	—	—	410
Year ended 3-31-2009	8.76	-7.99	13	2.06	2.92	—	—	441
Class E Shares								
Six-month period ended								
9-30-2013 (unaudited)	10.33	-2.09	4	1.14[4]	2.63[4]	1.35[4]	2.42[4]	116
Year ended 3-31-2013	10.71	6.25	5	1.14	2.33	1.35	2.12	269
Year ended 3-31-2012	10.44	6.79	4	1.14	1.66	1.42	1.38	309
Year ended 3-31-2011	10.10	7.01	3	1.19	2.87	1.47	2.59	432
Year ended 3-31-2010	9.82	16.30	2	1.21	3.56	1.68	3.09	410
Year ended 3-31-2009	8.76	-7.37	1	1.37	3.73	1.77	3.33	441
Class I Shares								
Six-month period ended								
9-30-2013 (unaudited)	10.33	-1.91	5	0.79[4]	2.98[4]	—	—	116
Year ended 3-31-2013	10.71	6.67	6	0.76	2.68	—	—	269
Year ended 3-31-2012	10.44	7.19	4	0.77	1.96	—	—	309
Year ended 3-31-2011	10.10	7.43	1	0.80	3.34	—	—	432
Year ended 3-31-2010	9.82	16.73	1	0.84	3.84	—	—	410
Year ended 3-31-2009	8.76	-6.88	—*	0.88	4.26	—	—	441
Class R Shares								
Six-month period ended								
9-30-2013 (unaudited)	10.33	-2.19	—*	1.35[4]	2.42[4]	—	—	116
Year ended 3-31-2013[5]	10.71	0.96	—*	1.30[4]	0.82[4]	—	—	269[6]
Class Y Shares								
Six-month period ended								
9-30-2013 (unaudited)	10.33	-2.04	2	1.00[4]	2.76[4]	—	—	116
Year ended 3-31-2013	10.71	6.39	5	1.00	2.49	—	—	269
Year ended 3-31-2012	10.44	6.91	8	1.03	1.78	—	—	309
Year ended 3-31-2011	10.10	7.17	7	1.05	3.00	—	—	432
Year ended 3-31-2010	9.82	16.41	6	1.09	3.58	—	—	410
Year ended 3-31-2009	8.76	-7.23	1	1.19	3.61	1.21	3.59	441

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY CORE EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Six-month period ended								
9-30-2013 (unaudited)	$12.15	$ 0.03(1)	$ 1.27	$ 1.30	$ —	$ —	$ —	$ —
Year ended 3-31-2013	10.91	0.04(1)	1.33	1.37	(0.05)	(0.08)	—	(0.13)
Year ended 3-31-2012	10.68	0.02(1)	0.58	0.60	—	(0.37)	—	(0.37)
Year ended 3-31-2011	8.91	(0.01)(1)	1.95	1.94	—	(0.17)	—	(0.17)
Year ended 3-31-2010	6.04	0.00(1)	2.89	2.89	—	—	(0.02)	(0.02)
Year ended 3-31-2009	9.33	0.00	(3.27)	(3.27)	—	—	(0.02)	(0.02)
Class B Shares								
Six-month period ended								
9-30-2013 (unaudited)	10.78	(0.03)(1)	1.13	1.10	—	—	—	—
Year ended 3-31-2013	9.75	(0.07)(1)	1.18	1.11	—	(0.08)	—	(0.08)
Year ended 3-31-2012	9.59	(0.08)(1)	0.52	0.44	—	(0.28)	—	(0.28)
Year ended 3-31-2011	8.10	(0.10)(1)	1.76	1.66	—	(0.17)	—	(0.17)
Year ended 3-31-2010	5.54	(0.06)(1)	2.62	2.56	—	—	—	—
Year ended 3-31-2009	8.64	(0.11)	(2.98)	(3.09)	—	—	(0.01)	(0.01)
Class C Shares								
Six-month period ended								
9-30-2013 (unaudited)	11.03	(0.02)(1)	1.15	1.13	—	—	—	—
Year ended 3-31-2013	9.95	(0.04)(1)	1.20	1.16	—	(0.08)	—	(0.08)
Year ended 3-31-2012	9.77	(0.06)(1)	0.55	0.49	—	(0.31)	—	(0.31)
Year ended 3-31-2011	8.23	(0.07)(1)	1.78	1.71	—	(0.17)	—	(0.17)
Year ended 3-31-2010	5.61	(0.04)(1)	2.66	2.62	—	—	—	—
Year ended 3-31-2009	8.74	(0.06)	(3.05)	(3.11)	—	—	(0.02)	(0.02)
Class E Shares								
Six-month period ended								
9-30-2013 (unaudited)	12.12	0.02(1)	1.27	1.29	—	—	—	—
Year ended 3-31-2013	10.89	0.03(1)	1.32	1.35	(0.04)	(0.08)	—	(0.12)
Year ended 3-31-2012	10.67	0.01(1)	0.59	0.60	—	(0.38)	—	(0.38)
Year ended 3-31-2011	8.90	0.00(1)	1.94	1.94	—	(0.17)	—	(0.17)
Year ended 3-31-2010	6.03	0.00(1)	2.89	2.89	—	—	(0.02)	(0.02)
Year ended 3-31-2009	9.33	0.02(1)	(3.30)	(3.28)	—	—	(0.02)	(0.02)
Class I Shares								
Six-month period ended								
9-30-2013 (unaudited)	13.15	0.05(1)	1.38	1.43	—	—	—	—
Year ended 3-31-2013	11.78	0.08(1)	1.44	1.52	(0.07)	(0.08)	—	(0.15)
Year ended 3-31-2012	11.50	0.05(1)	0.64	0.69	—	(0.41)	—	(0.41)
Year ended 3-31-2011	9.55	0.03(1)	2.09	2.12	—	(0.17)	—	(0.17)
Year ended 3-31-2010	6.47	(0.01)(1)	3.13	3.12	—	—	(0.04)	(0.04)
Year ended 3-31-2009	9.93	0.08(1)	(3.52)	(3.44)	—	—	(0.02)	(0.02)
Class R Shares								
Six-month period ended								
9-30-2013 (unaudited)	12.13	0.01(1)	1.27	1.28	—	—	—	—
Year ended 3-31-2013(5)	11.15	0.00(1)	0.98	0.98	—	—	—	—
Class Y Shares								
Six-month period ended								
9-30-2013 (unaudited)	12.87	0.05(1)	1.35	1.40	—	—	—	—
Year ended 3-31-2013	11.54	0.06(1)	1.40	1.46	(0.05)	(0.08)	—	(0.13)
Year ended 3-31-2012	11.27	0.03(1)	0.63	0.66	—	(0.39)	—	(0.39)
Year ended 3-31-2011	9.39	0.01(1)	2.04	2.05	—	(0.17)	—	(0.17)
Year ended 3-31-2010	6.36	0.00(1)	3.06	3.06	—	—	(0.03)	(0.03)
Year ended 3-31-2009	9.80	0.06(1)	(3.48)	(3.42)	—	—	(0.02)	(0.02)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
9-30-2013 (unaudited)	$13.45	10.70%	$406	1.15%[4]	0.45%[4]	1.21%[4]	0.39%[4]	34%
Year ended 3-31-2013	12.15	12.66	320	1.23	0.35	1.26	0.32	60
Year ended 3-31-2012	10.91	6.16	196	1.30	0.15	—	—	65
Year ended 3-31-2011	10.68	21.99	139	1.40	-0.10	—	—	107
Year ended 3-31-2010	8.91	47.83	97	1.44	0.19	—	—	101
Year ended 3-31-2009	6.04	-35.09	65	1.46	0.38	—	—	115
Class B Shares								
Six-month period ended								
9-30-2013 (unaudited)	11.88	10.20	10	2.11[4]	-0.51[4]	—	—	34
Year ended 3-31-2013	10.78	11.49	10	2.24	-0.68	—	—	60
Year ended 3-31-2012	9.75	5.05	5	2.36	-0.89	—	—	65
Year ended 3-31-2011	9.59	20.73	5	2.46	-1.19	—	—	107
Year ended 3-31-2010	8.10	46.21	5	2.51	-0.87	—	—	101
Year ended 3-31-2009	5.54	-35.75	4	2.48	-0.68	—	—	115
Class C Shares								
Six-month period ended								
9-30-2013 (unaudited)	12.16	10.25	133	1.95[4]	-0.35[4]	—	—	34
Year ended 3-31-2013	11.03	11.76	115	2.02	-0.43	—	—	60
Year ended 3-31-2012	9.95	5.46	99	2.08	-0.61	—	—	65
Year ended 3-31-2011	9.77	21.01	105	2.15	-0.87	—	—	107
Year ended 3-31-2010	8.23	46.70	96	2.20	-0.57	—	—	101
Year ended 3-31-2009	5.61	-35.63	75	2.21	-0.42	—	—	115
Class E Shares								
Six-month period ended								
9-30-2013 (unaudited)	13.41	10.64	5	1.35[4]	0.25[4]	1.55[4]	0.05[4]	34
Year ended 3-31-2013	12.12	12.53	4	1.35	0.25	1.61	-0.01	60
Year ended 3-31-2012	10.89	6.13	3	1.35	0.10	1.72	-0.27	65
Year ended 3-31-2011	10.67	22.02	2	1.35	-0.05	1.92	-0.62	107
Year ended 3-31-2010	8.90	48.03	1	1.35	0.26	2.16	-0.55	101
Year ended 3-31-2009	6.03	-35.20	1	1.56	0.31	2.12	-0.25	115
Class I Shares								
Six-month period ended								
9-30-2013 (unaudited)	14.58	10.88	99	0.84[4]	0.75[4]	0.92[4]	0.67[4]	34
Year ended 3-31-2013	13.15	13.08	60	0.91	0.69	0.93	0.67	60
Year ended 3-31-2012	11.78	6.57	28	0.94	0.47	—	—	65
Year ended 3-31-2011	11.50	22.41	5	0.99	0.33	—	—	107
Year ended 3-31-2010	9.55	48.34	3	0.99	0.55	—	—	101
Year ended 3-31-2009	6.47	-34.68	—*	0.97	1.03	—	—	115
Class R Shares								
Six-month period ended								
9-30-2013 (unaudited)	13.41	10.55	—*	1.52[4]	0.08[4]	—	—	34
Year ended 3-31-2013[5]	12.13	8.79	—*	1.50[4]	-0.13[4]	—	—	60[6]
Class Y Shares								
Six-month period ended								
9-30-2013 (unaudited)	14.27	10.88	51	0.84[4]	0.73[4]	1.17[4]	0.40[4]	34
Year ended 3-31-2013	12.87	12.82	27	1.09	0.48	1.18	0.40	60
Year ended 3-31-2012	11.54	6.35	18	1.20	0.27	—	—	65
Year ended 3-31-2011	11.27	22.04	11	1.24	0.06	—	—	107
Year ended 3-31-2010	9.39	48.15	5	1.24	0.39	—	—	101
Year ended 3-31-2009	6.36	-34.94	4	1.23	0.71	—	—	115

See Accompanying Notes to Financial Statements.

Ivy Funds

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY CUNDILL GLOBAL VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Six-month period ended								
9-30-2013 (unaudited)	$14.68	$ 0.02[1]	$ 2.23	$ 2.25	$ —	$—	$ —	$ —
Year ended 3-31-2013	13.44	0.01[1]	1.23	1.24	—	—	—	—
Year ended 3-31-2012	14.00	0.02[1]	(0.57)	(0.55)	(0.01)	—	—	(0.01)
Year ended 3-31-2011	12.63	0.03[1]	1.34	1.37	—	—	—	—
Year ended 3-31-2010	8.55	0.04[1]	4.15	4.19	(0.08)	—	(0.03)	(0.11)
Year ended 3-31-2009	12.97	0.16	(4.55)	(4.39)	(0.03)	—*	—	(0.03)
Class B Shares								
Six-month period ended								
9-30-2013 (unaudited)	13.81	(0.07)[1]	2.10	2.03	—	—	—	—
Year ended 3-31-2013	12.78	(0.11)[1]	1.14	1.03	—	—	—	—
Year ended 3-31-2012	13.43	(0.09)[1]	(0.56)	(0.65)	—	—	—	—
Year ended 3-31-2011	12.22	(0.07)[1]	1.28	1.21	—	—	—	—
Year ended 3-31-2010	8.31	(0.04)[1]	3.99	3.95	(0.03)	—	(0.01)	(0.04)
Year ended 3-31-2009	12.68	0.01	(4.38)	(4.37)	—	—	—	—
Class C Shares								
Six-month period ended								
9-30-2013 (unaudited)	13.99	(0.03)[1]	2.13	2.10	—	—	—	—
Year ended 3-31-2013	12.88	(0.05)[1]	1.16	1.11	—	—	—	—
Year ended 3-31-2012	13.48	(0.05)[1]	(0.55)	(0.60)	—	—	—	—
Year ended 3-31-2011	12.23	(0.03)[1]	1.28	1.25	—	—	—	—
Year ended 3-31-2010	8.30	0.00[1]	3.99	3.99	(0.05)	—	(0.01)	(0.06)
Year ended 3-31-2009	12.62	0.06	(4.38)	(4.32)	—	—	—	—
Class E Shares								
Six-month period ended								
9-30-2013 (unaudited)	14.78	0.02[1]	2.25	2.27	—	—	—	—
Year ended 3-31-2013	13.49	0.04[1]	1.25	1.29	—	—	—	—
Year ended 3-31-2012	14.04	0.05[1]	(0.57)	(0.52)	(0.03)	—	—	(0.03)
Year ended 3-31-2011	12.64	0.06[1]	1.34	1.40	—	—	—	—
Year ended 3-31-2010	8.55	0.06[1]	4.16	4.22	(0.10)	—	(0.03)	(0.13)
Year ended 3-31-2009	12.93	0.10	(4.48)	(4.38)	—	—	—	—
Class I Shares								
Six-month period ended								
9-30-2013 (unaudited)	14.98	0.05[1]	2.29	2.34	—	—	—	—
Year ended 3-31-2013	13.64	0.09[1]	1.25	1.34	—	—	—	—
Year ended 3-31-2012	14.23	0.10[1]	(0.59)	(0.49)	(0.10)	—	—	(0.10)
Year ended 3-31-2011	12.76	0.11[1]	1.36	1.47	—	—	—	—
Year ended 3-31-2010	8.64	0.07[1]	4.22	4.29	(0.13)	—	(0.04)	(0.17)
Year ended 3-31-2009	13.11	0.05[1]	(4.43)	(4.38)	(0.09)	—*	—	(0.09)
Class R Shares								
Six-month period ended								
9-30-2013 (unaudited)	14.68	0.01[1]	2.23	2.24	—	—	—	—
Year ended 3-31-2013[5]	13.62	(0.01)[1]	1.07	1.06	—	—	—	—
Class Y Shares								
Six-month period ended								
9-30-2013 (unaudited)	14.86	0.03[1]	2.27	2.30	—	—	—	—
Year ended 3-31-2013	13.56	0.09[1]	1.21	1.30	—	—	—	—
Year ended 3-31-2012	14.15	0.11[1]	(0.59)	(0.48)	(0.11)	—	—	(0.11)
Year ended 3-31-2011	12.69	0.11[1]	1.35	1.46	—	—	—	—
Year ended 3-31-2010	8.58	0.07[1]	4.22	4.29	(0.14)	—	(0.04)	(0.18)
Year ended 3-31-2009	13.02	0.14[1]	(4.49)	(4.35)	(0.09)	—*	—	(0.09)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
9-30-2013 (unaudited)	$16.93	15.33%	$266	1.63%[4]	0.19%[4]	1.77%[4]	0.05%[4]	26%
Year ended 3-31-2013	14.68	9.23	196	1.86	0.05	1.91	—	26
Year ended 3-31-2012	13.44	-3.93	200	1.86	0.16	—	—	38
Year ended 3-31-2011	14.00	10.85	250	1.83	0.27	—	—	46
Year ended 3-31-2010	12.63	49.03	255	1.90	0.57	1.92	0.55	35
Year ended 3-31-2009	8.55	-33.87	207	1.81	1.26	—	—	43
Class B Shares								
Six-month period ended								
9-30-2013 (unaudited)	15.84	14.70	5	2.79[4]	-0.92[4]	2.93[4]	-1.06[4]	26
Year ended 3-31-2013	13.81	8.06	6	2.94	-0.92	2.99	-0.97	26
Year ended 3-31-2012	12.78	-4.84	10	2.81	-0.76	—	—	38
Year ended 3-31-2011	13.43	9.90	16	2.74	-0.61	—	—	46
Year ended 3-31-2010	12.22	47.51	20	2.81	-0.29	—	—	35
Year ended 3-31-2009	8.31	-34.46	17	2.71	0.35	—	—	43
Class C Shares								
Six-month period ended								
9-30-2013 (unaudited)	16.09	15.01	23	2.26[4]	-0.42[4]	2.40[4]	-0.56[4]	26
Year ended 3-31-2013	13.99	8.62	21	2.39	-0.44	2.44	-0.49	26
Year ended 3-31-2012	12.88	-4.45	26	2.42	-0.39	—	—	38
Year ended 3-31-2011	13.48	10.22	36	2.41	-0.28	—	—	46
Year ended 3-31-2010	12.23	48.10	43	2.46	0.08	—	—	35
Year ended 3-31-2009	8.30	-34.23	40	2.42	0.72	—	—	43
Class E Shares								
Six-month period ended								
9-30-2013 (unaudited)	17.05	15.36	1	1.59[4]	0.24[4]	2.07[4]	-0.24[4]	26
Year ended 3-31-2013	14.78	9.56	1	1.59	0.28	2.35	-0.48	26
Year ended 3-31-2012	13.49	-3.66	1	1.59	0.42	2.36	-0.35	38
Year ended 3-31-2011	14.04	11.08	1	1.59	0.46	2.37	-0.32	46
Year ended 3-31-2010	12.64	49.41	—*	1.59	0.75	2.63	-0.29	35
Year ended 3-31-2009	8.55	-33.87	—*	1.93	0.98	2.72	0.19	43
Class I Shares								
Six-month period ended								
9-30-2013 (unaudited)	17.32	15.62	6	1.17[4]	0.66[4]	1.31[4]	0.52[4]	26
Year ended 3-31-2013	14.98	9.82	4	1.24	0.70	1.29	0.65	26
Year ended 3-31-2012	13.64	-3.32	5	1.27	0.75	—	—	38
Year ended 3-31-2011	14.23	11.52	6	1.28	0.85	—	—	46
Year ended 3-31-2010	12.76	49.77	6	1.31	0.93	—	—	35
Year ended 3-31-2009	8.64	-33.46	4	1.25	1.25	—	—	43
Class R Shares								
Six-month period ended								
9-30-2013 (unaudited)	16.92	15.26	—*	1.73[4]	0.11[4]	1.87[4]	-0.03[4]	26
Year ended 3-31-2013[5]	14.68	7.78	—*	1.66[4]	-0.37[4]	1.71[4]	-0.42[4]	26[6]
Class Y Shares								
Six-month period ended								
9-30-2013 (unaudited)	17.16	15.48	11	1.32[4]	0.32[4]	1.46[4]	0.18[4]	26
Year ended 3-31-2013	14.86	9.59	4	1.47	0.74	1.63	0.58	26
Year ended 3-31-2012	13.56	-3.24	13	1.20	0.85	1.54	0.51	38
Year ended 3-31-2011	14.15	11.51	20	1.20	0.85	1.54	0.51	46
Year ended 3-31-2010	12.69	50.14	17	1.20	1.12	1.55	0.77	35
Year ended 3-31-2009	8.58	-33.44	9	1.19	1.59	1.50	1.28	43

See Accompanying Notes to Financial Statements.

IVY DIVIDEND OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
9-30-2013 (unaudited)	$17.20	$0.10[1]	$ 1.27	$ 1.37	$(0.05)	$—	$(0.05)
Year ended 3-31-2013	15.70	0.23[1]	1.48	1.71	(0.21)	—	(0.21)
Year ended 3-31-2012	16.14	0.18[1]	(0.44)	(0.26)	(0.18)	—	(0.18)
Year ended 3-31-2011	13.61	0.13[1]	2.55	2.68	(0.15)	—	(0.15)
Year ended 3-31-2010	9.86	0.12[1]	3.74	3.86	(0.11)	—	(0.11)
Year ended 3-31-2009	16.05	0.12[1]	(6.19)	(6.07)	(0.12)	—	(0.12)
Class B Shares							
Six-month period ended							
9-30-2013 (unaudited)	16.99	0.03[1]	1.24	1.27	—	—	—
Year ended 3-31-2013	15.54	0.09[1]	1.48	1.57	(0.12)	—	(0.12)
Year ended 3-31-2012	15.98	0.04[1]	(0.43)	(0.39)	(0.05)	—	(0.05)
Year ended 3-31-2011	13.49	0.00[1]	2.52	2.52	(0.03)	—	(0.03)
Year ended 3-31-2010	9.79	0.00[1]	3.71	3.71	(0.01)	—	(0.01)
Year ended 3-31-2009	15.93	0.00	(6.14)	(6.14)	—	—	—
Class C Shares							
Six-month period ended							
9-30-2013 (unaudited)	17.05	0.04[1]	1.25	1.29	—	—	—
Year ended 3-31-2013	15.59	0.11[1]	1.49	1.60	(0.14)	—	(0.14)
Year ended 3-31-2012	16.03	0.07[1]	(0.43)	(0.36)	(0.08)	—	(0.08)
Year ended 3-31-2011	13.53	0.03[1]	2.54	2.57	(0.07)	—	(0.07)
Year ended 3-31-2010	9.81	0.04[1]	3.71	3.75	(0.03)	—	(0.03)
Year ended 3-31-2009	15.95	0.03[1]	(6.14)	(6.11)	(0.03)	—	(0.03)
Class E Shares							
Six-month period ended							
9-30-2013 (unaudited)	17.16	0.09[1]	1.26	1.35	(0.04)	—	(0.04)
Year ended 3-31-2013	15.66	0.21[1]	1.49	1.70	(0.20)	—	(0.20)
Year ended 3-31-2012	16.10	0.17[1]	(0.44)	(0.27)	(0.17)	—	(0.17)
Year ended 3-31-2011	13.58	0.13[1]	2.54	2.67	(0.15)	—	(0.15)
Year ended 3-31-2010	9.84	0.13[1]	3.73	3.86	(0.12)	—	(0.12)
Year ended 3-31-2009	16.01	0.10	(6.17)	(6.07)	(0.10)	—	(0.10)
Class I Shares							
Six-month period ended							
9-30-2013 (unaudited)	17.25	0.13[1]	1.27	1.40	(0.08)	—	(0.08)
Year ended 3-31-2013	15.73	0.28[1]	1.49	1.77	(0.25)	—	(0.25)
Year ended 3-31-2012	16.17	0.24[1]	(0.45)	(0.21)	(0.23)	—	(0.23)
Year ended 3-31-2011	13.63	0.18[1]	2.56	2.74	(0.20)	—	(0.20)
Year ended 3-31-2010	9.88	0.17[1]	3.75	3.92	(0.17)	—	(0.17)
Year ended 3-31-2009	16.07	0.08[1]	(6.10)	(6.02)	(0.17)	—	(0.17)
Class R Shares							
Six-month period ended							
9-30-2013 (unaudited)	17.19	0.08[1]	1.26	1.34	(0.03)	—	(0.03)
Year ended 3-31-2013[5]	15.79	0.01[1]	1.39	1.40	—	—	—
Class Y Shares							
Six-month period ended							
9-30-2013 (unaudited)	17.23	0.11[1]	1.27	1.38	(0.06)	—	(0.06)
Year ended 3-31-2013	15.72	0.24[1]	1.50	1.74	(0.23)	—	(0.23)
Year ended 3-31-2012	16.16	0.19[1]	(0.44)	(0.25)	(0.19)	—	(0.19)
Year ended 3-31-2011	13.63	0.15[1]	2.55	2.70	(0.17)	—	(0.17)
Year ended 3-31-2010	9.87	0.14[1]	3.75	3.89	(0.13)	—	(0.13)
Year ended 3-31-2009	16.06	0.14[1]	(6.19)	(6.05)	(0.14)	—	(0.14)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
9-30-2013 (unaudited)	$18.52	7.97%	$263	1.27%[4]	1.11%[4]	—%	—%	27%
Year ended 3-31-2013	17.20	11.06	246	1.28	1.43	—	—	45
Year ended 3-31-2012	15.70	-1.54	261	1.29	1.21	—	—	37
Year ended 3-31-2011	16.14	19.85	252	1.33	0.94	—	—	45
Year ended 3-31-2010	13.61	39.29	182	1.40	1.02	—	—	46
Year ended 3-31-2009	9.86	-37.92	133	1.40	1.00	—	—	30
Class B Shares								
Six-month period ended								
9-30-2013 (unaudited)	18.26	7.48	12	2.08[4]	0.30[4]	—	—	27
Year ended 3-31-2013	16.99	10.10	11	2.13	0.60	—	—	45
Year ended 3-31-2012	15.54	-2.35	15	2.18	0.30	—	—	37
Year ended 3-31-2011	15.98	18.69	16	2.25	0.02	—	—	45
Year ended 3-31-2010	13.49	37.88	10	2.44	-0.01	—	—	46
Year ended 3-31-2009	9.79	-38.54	9	2.43	-0.04	—	—	30
Class C Shares								
Six-month period ended								
9-30-2013 (unaudited)	18.34	7.57	43	1.95[4]	0.44[4]	—	—	27
Year ended 3-31-2013	17.05	10.32	39	1.97	0.73	—	—	45
Year ended 3-31-2012	15.59	-2.23	43	2.00	0.48	—	—	37
Year ended 3-31-2011	16.03	19.07	50	2.02	0.24	—	—	45
Year ended 3-31-2010	13.53	38.30	43	2.09	0.35	—	—	46
Year ended 3-31-2009	9.81	-38.33	37	2.11	0.39	—	—	30
Class E Shares								
Six-month period ended								
9-30-2013 (unaudited)	18.47	7.89	4	1.37[4]	1.01[4]	1.70[4]	0.68[4]	27
Year ended 3-31-2013	17.16	11.00	4	1.36	1.31	1.80	0.87	45
Year ended 3-31-2012	15.66	-1.61	3	1.37	1.14	1.92	0.59	37
Year ended 3-31-2011	16.10	19.80	3	1.37	0.89	2.03	0.23	45
Year ended 3-31-2010	13.58	39.33	2	1.37	1.06	2.35	0.08	46
Year ended 3-31-2009	9.84	-37.98	2	1.60	0.78	2.27	0.11	30
Class I Shares								
Six-month period ended								
9-30-2013 (unaudited)	18.57	8.10	17	0.95[4]	1.44[4]	—	—	27
Year ended 3-31-2013	17.25	11.45	15	0.93	1.74	—	—	45
Year ended 3-31-2012	15.73	-1.18	14	0.94	1.60	—	—	37
Year ended 3-31-2011	16.17	20.32	7	0.97	1.31	—	—	45
Year ended 3-31-2010	13.63	39.80	6	0.98	1.51	—	—	46
Year ended 3-31-2009	9.88	-37.60	2	0.99	1.75	—	—	30
Class R Shares								
Six-month period ended								
9-30-2013 (unaudited)	18.50	7.74	—*	1.55[4]	0.84[4]	—	—	27
Year ended 3-31-2013[5]	17.19	8.93	—*	1.51[4]	0.23[4]	—	—	45[6]
Class Y Shares								
Six-month period ended								
9-30-2013 (unaudited)	18.55	8.00	11	1.19[4]	1.18[4]	—	—	27
Year ended 3-31-2013	17.23	11.19	12	1.18	1.51	—	—	45
Year ended 3-31-2012	15.72	-1.43	15	1.19	1.27	—	—	37
Year ended 3-31-2011	16.16	19.99	18	1.21	1.05	—	—	45
Year ended 3-31-2010	13.63	39.58	16	1.23	1.19	—	—	46
Year ended 3-31-2009	9.87	-37.79	15	1.24	1.08	—	—	30

See Accompanying Notes to Financial Statements.

Ivy Funds

IVY EUROPEAN OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Six-month period ended								
9-30-2013 (unaudited)	$24.70	$ 0.12[1]	$ 2.04	$ 2.16	$ —	$ —	$ —	$ —
Year ended 3-31-2013	22.89	0.07[1]	1.83	1.90	(0.09)	—	—	(0.09)
Year ended 3-31-2012	24.61	0.07[1]	(1.72)	(1.65)	(0.07)	—	—	(0.07)
Year ended 3-31-2011	21.44	(0.01)[1]	3.24	3.23	(0.06)	—	—	(0.06)
Year ended 3-31-2010	15.08	0.27[1]	6.43	6.70	(0.34)	—	—	(0.34)
Year ended 3-31-2009	34.70	1.18	(18.18)	(17.00)	(1.16)	(1.44)	(0.02)	(2.62)
Class B Shares								
Six-month period ended								
9-30-2013 (unaudited)	23.16	(0.01)[1]	1.89	1.88	—	—	—	—
Year ended 3-31-2013	21.62	(0.15)[1]	1.69	1.54	—	—	—	—
Year ended 3-31-2012	23.40	(0.13)[1]	(1.65)	(1.78)	—	—	—	—
Year ended 3-31-2011	20.53	(0.21)[1]	3.08	2.87	—*	—	—	—*
Year ended 3-31-2010	14.50	0.10[1]	6.14	6.24	(0.21)	—	—	(0.21)
Year ended 3-31-2009	33.35	1.06	(17.56)	(16.50)	(0.89)	(1.44)	(0.02)	(2.35)
Class C Shares								
Six-month period ended								
9-30-2013 (unaudited)	23.53	0.03[1]	1.95	1.98	—	—	—	—
Year ended 3-31-2013	21.86	(0.06)[1]	1.73	1.67	—	—	—	—
Year ended 3-31-2012	23.58	(0.06)[1]	(1.66)	(1.72)	—	—	—	—
Year ended 3-31-2011	20.63	(0.14)[1]	3.11	2.97	(0.02)	—	—	(0.02)
Year ended 3-31-2010	14.55	0.18[1]	6.17	6.35	(0.27)	—	—	(0.27)
Year ended 3-31-2009	33.49	1.02	(17.54)	(16.52)	(0.96)	(1.44)	(0.02)	(2.42)
Class E Shares[4]								
Six-month period ended								
9-30-2013 (unaudited)	24.84	0.17[1]	2.07	2.24	—	—	—	—
Year ended 3-31-2013	23.02	0.18[1]	1.84	2.02	(0.20)	—	—	(0.20)
Year ended 3-31-2012	24.76	0.18[1]	(1.74)	(1.56)	(0.18)	—	—	(0.18)
Year ended 3-31-2011	21.48	0.09[1]	3.28	3.37	(0.09)	—	—	(0.09)
Year ended 3-31-2010	15.08	0.39[1]	6.44	6.83	(0.43)	—	—	(0.43)
Year ended 3-31-2009	34.73	1.09	(18.00)	(16.91)	(1.28)	(1.44)	(0.02)	(2.74)
Class I Shares								
Six-month period ended								
9-30-2013 (unaudited)	24.87	0.19[1]	2.07	2.26	—	—	—	—
Year ended 3-31-2013	23.04	0.26[1]	1.81	2.07	(0.24)	—	—	(0.24)
Year ended 3-31-2012	24.82	0.21[1]	(1.75)	(1.54)	(0.24)	—	—	(0.24)
Year ended 3-31-2011	21.51	0.12[1]	3.29	3.41	(0.10)	—	—	(0.10)
Year ended 3-31-2010	15.09	0.44[1]	6.43	6.87	(0.45)	—	—	(0.45)
Year ended 3-31-2009	34.80	0.95	(17.87)	(16.92)	(1.33)	(1.44)	(0.02)	(2.79)
Class R Shares								
Six-month period ended								
9-30-2013 (unaudited)	24.70	0.11[1]	2.06	2.17	—	—	—	—
Year ended 3-31-2013[5]	24.16	0.00[1]	0.54	0.54	—	—	—	—
Class Y Shares								
Six-month period ended								
9-30-2013 (unaudited)	24.86	0.15[1]	2.08	2.23	—	—	—	—
Year ended 3-31-2013	23.04	0.15[1]	1.85	2.00	(0.18)	—	—	(0.18)
Year ended 3-31-2012	24.75	0.17[1]	(1.75)	(1.58)	(0.13)	—	—	(0.13)
Year ended 3-31-2011	21.50	0.09[1]	3.24	3.33	(0.08)	—	—	(0.08)
Year ended 3-31-2010	15.10	0.33[1]	6.48	6.81	(0.41)	—	—	(0.41)
Year ended 3-31-2009	34.75	1.20	(18.14)	(16.94)	(1.25)	(1.44)	(0.02)	(2.71)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Annualized.

(4) Class is closed to investment.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Portfolio Turnover Rate
Class A Shares						
Six-month period ended						
9-30-2013 (unaudited)	$26.86	8.75%	$158	1.80%[3]	0.92%[3]	19%
Year ended 3-31-2013	24.70	8.31	162	1.81	0.32	71
Year ended 3-31-2012	22.89	-6.67	167	1.84	0.33	49
Year ended 3-31-2011	24.61	15.07	197	1.82	-0.07	66
Year ended 3-31-2010	21.44	44.42	189	1.98	1.35	100
Year ended 3-31-2009	15.08	-49.74	136	1.84	4.03	88
Class B Shares						
Six-month period ended						
9-30-2013 (unaudited)	25.04	8.12	3	2.95[3]	-0.11[3]	19
Year ended 3-31-2013	23.16	7.12	3	2.89	-0.68	71
Year ended 3-31-2012	21.62	-7.61	5	2.84	-0.63	49
Year ended 3-31-2011	23.40	13.99	8	2.81	-1.01	66
Year ended 3-31-2010	20.53	43.02	9	2.96	0.47	100
Year ended 3-31-2009	14.50	-50.19	8	2.73	3.59	88
Class C Shares						
Six-month period ended						
9-30-2013 (unaudited)	25.51	8.42	9	2.42[3]	0.27[3]	19
Year ended 3-31-2013	23.53	7.64	9	2.43	-0.26	71
Year ended 3-31-2012	21.86	-7.29	11	2.47	-0.26	49
Year ended 3-31-2011	23.58	14.41	15	2.46	-0.65	66
Year ended 3-31-2010	20.63	43.62	19	2.55	0.87	100
Year ended 3-31-2009	14.55	-50.07	16	2.47	3.55	88
Class E Shares[4]						
Six-month period ended						
9-30-2013 (unaudited)	27.08	9.02	—*	1.34[3]	1.33[3]	19
Year ended 3-31-2013	24.84	8.83	—*	1.31	0.79	71
Year ended 3-31-2012	23.02	-6.18	—*	1.32	0.80	49
Year ended 3-31-2011	24.76	15.71	—*	1.32	0.40	66
Year ended 3-31-2010	21.48	45.28	—*	1.37	1.92	100
Year ended 3-31-2009	15.08	-49.46	—*	1.36	4.14	88
Class I Shares						
Six-month period ended						
9-30-2013 (unaudited)	27.13	9.09	37	1.21[3]	1.49[3]	19
Year ended 3-31-2013	24.87	8.96	37	1.18	1.13	71
Year ended 3-31-2012	23.04	-6.06	53	1.19	0.94	49
Year ended 3-31-2011	24.82	15.87	43	1.18	0.52	66
Year ended 3-31-2010	21.51	45.52	34	1.23	2.15	100
Year ended 3-31-2009	15.09	-49.39	23	1.22	4.08	88
Class R Shares						
Six-month period ended						
9-30-2013 (unaudited)	26.87	8.74	—*	1.81[3]	0.86[3]	19
Year ended 3-31-2013[5]	24.70	2.28	—*	1.74[3]	0.02[3]	71[6]
Class Y Shares						
Six-month period ended						
9-30-2013 (unaudited)	27.09	8.97	2	1.46[3]	1.14[3]	19
Year ended 3-31-2013	24.86	8.71	1	1.42	0.66	71
Year ended 3-31-2012	23.04	-6.30	2	1.45	0.75	49
Year ended 3-31-2011	24.75	15.52	2	1.45	0.38	66
Year ended 3-31-2010	21.50	45.09	3	1.51	1.74	100
Year ended 3-31-2009	15.10	-49.52	2	1.49	4.27	88

See Accompanying Notes to Financial Statements.

IVY GLOBAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
9-30-2013 (unaudited)	$10.26	$0.17	$(0.27)	$(0.10)	$(0.16)	$ —	$(0.16)
Year ended 3-31-2013	10.20	0.40	0.11	0.51	(0.42)	(0.03)	(0.45)
Year ended 3-31-2012	10.35	0.39	(0.11)	0.28	(0.39)	(0.04)	(0.43)
Year ended 3-31-2011	10.30	0.36	0.08	0.44	(0.33)	(0.06)	(0.39)
Year ended 3-31-2010	9.39	0.37	0.82	1.19	(0.28)	—	(0.28)
Year ended 3-31-2009[5]	10.00	0.19	(0.53)	(0.34)	(0.15)	(0.12)	(0.27)
Class B Shares							
Six-month period ended							
9-30-2013 (unaudited)	10.25	0.13	(0.27)	(0.14)	(0.12)	—	(0.12)
Year ended 3-31-2013	10.19	0.32	0.11	0.43	(0.34)	(0.03)	(0.37)
Year ended 3-31-2012	10.35	0.31	(0.12)	0.19	(0.31)	(0.04)	(0.35)
Year ended 3-31-2011	10.29	0.28	0.09	0.37	(0.25)	(0.06)	(0.31)
Year ended 3-31-2010	9.38	0.32	0.80	1.12	(0.21)	—	(0.21)
Year ended 3-31-2009[5]	10.00	0.16	(0.58)	(0.42)	(0.08)	(0.12)	(0.20)
Class C Shares							
Six-month period ended							
9-30-2013 (unaudited)	10.25	0.13	(0.26)	(0.13)	(0.12)	—	(0.12)
Year ended 3-31-2013	10.19	0.32	0.11	0.43	(0.34)	(0.03)	(0.37)
Year ended 3-31-2012	10.35	0.31	(0.12)	0.19	(0.31)	(0.04)	(0.35)
Year ended 3-31-2011	10.29	0.28	0.09	0.37	(0.25)	(0.06)	(0.31)
Year ended 3-31-2010	9.38	0.30	0.82	1.12	(0.21)	—	(0.21)
Year ended 3-31-2009[5]	10.00	0.16	(0.58)	(0.42)	(0.08)	(0.12)	(0.20)
Class I Shares							
Six-month period ended							
9-30-2013 (unaudited)	10.25	0.18	(0.26)	(0.08)	(0.17)	—	(0.17)
Year ended 3-31-2013	10.19	0.42	0.11	0.53	(0.44)	(0.03)	(0.47)
Year ended 3-31-2012	10.35	0.41	(0.11)	0.30	(0.42)	(0.04)	(0.46)
Year ended 3-31-2011	10.30	0.39	0.08	0.47	(0.36)	(0.06)	(0.42)
Year ended 3-31-2010	9.39	0.40	0.82	1.22	(0.31)	—	(0.31)
Year ended 3-31-2009[5]	10.00	0.25	(0.57)	(0.32)	(0.17)	(0.12)	(0.29)
Class R Shares							
Six-month period ended							
9-30-2013 (unaudited)	10.24	0.15	(0.27)	(0.12)	(0.14)	—	(0.14)
Year ended 3-31-2013[7]	10.17	0.09	0.04	0.13	(0.06)	—	(0.06)
Class Y Shares							
Six-month period ended							
9-30-2013 (unaudited)	10.26	0.17	(0.27)	(0.10)	(0.16)	—	(0.16)
Year ended 3-31-2013	10.20	0.40	0.11	0.51	(0.42)	(0.03)	(0.45)
Year ended 3-31-2012	10.36	0.39	(0.12)	0.27	(0.39)	(0.04)	(0.43)
Year ended 3-31-2011	10.30	0.36	0.09	0.45	(0.33)	(0.06)	(0.39)
Year ended 3-31-2010	9.39	0.37	0.82	1.19	(0.28)	—	(0.28)
Year ended 3-31-2009[5]	10.00	0.23	(0.57)	(0.34)	(0.15)	(0.12)	(0.27)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) For the period from April 4, 2008 (commencement of operations of the class) through March 31, 2009.

(6) For the fiscal year ended March 31, 2009.

(7) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(8) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
9-30-2013 (unaudited)	$10.00	-0.87%	$175	0.99%[4]	3.38%[4]	1.24%[4]	3.13%[4]	9%
Year ended 3-31-2013	10.26	5.12	174	0.99	3.92	1.24	3.67	26
Year ended 3-31-2012	10.20	2.74	158	0.99	3.81	1.25	3.55	26
Year ended 3-31-2011	10.35	4.34	141	0.99	3.50	1.25	3.24	26
Year ended 3-31-2010	10.30	12.84	89	0.99	3.95	1.32	3.62	19
Year ended 3-31-2009[5]	9.39	-3.35	32	1.01[4]	2.87[4]	1.56[4]	2.32[4]	18[6]
Class B Shares								
Six-month period ended								
9-30-2013 (unaudited)	9.99	-1.33	6	1.74[4]	2.63[4]	2.08[4]	2.29[4]	9
Year ended 3-31-2013	10.25	4.34	7	1.74	3.17	2.15	2.76	26
Year ended 3-31-2012	10.19	1.96	6	1.74	3.05	2.26	2.53	26
Year ended 3-31-2011	10.35	3.66	7	1.74	2.76	2.06	2.44	26
Year ended 3-31-2010	10.29	12.01	6	1.74	3.22	2.00	2.96	19
Year ended 3-31-2009[5]	9.38	-4.11	6	1.76[4]	1.85[4]	2.16[4]	1.45[4]	18[6]
Class C Shares								
Six-month period ended								
9-30-2013 (unaudited)	10.00	-1.23	39	1.74[4]	2.63[4]	1.87[4]	2.50[4]	9
Year ended 3-31-2013	10.25	4.34	44	1.74	3.18	1.90	3.02	26
Year ended 3-31-2012	10.19	1.96	41	1.74	3.06	1.93	2.87	26
Year ended 3-31-2011	10.35	3.66	44	1.74	2.76	1.92	2.58	26
Year ended 3-31-2010	10.29	12.01	33	1.74	3.20	1.97	2.97	19
Year ended 3-31-2009[5]	9.38	-4.10	13	1.74[4]	2.03[4]	2.17[4]	1.61[4]	18[6]
Class I Shares								
Six-month period ended								
9-30-2013 (unaudited)	10.00	-0.74	51	0.74[4]	3.63[4]	0.88[4]	3.49[4]	9
Year ended 3-31-2013	10.25	5.39	59	0.74	4.13	0.89	3.97	26
Year ended 3-31-2012	10.19	3.00	28	0.74	4.07	0.91	3.90	26
Year ended 3-31-2011	10.35	4.61	25	0.74	3.76	0.92	3.58	26
Year ended 3-31-2010	10.30	13.13	14	0.74	4.20	0.96	3.98	19
Year ended 3-31-2009[5]	9.39	-3.11	5	0.76[4]	2.80[4]	1.21[4]	2.35[4]	18[6]
Class R Shares								
Six-month period ended								
9-30-2013 (unaudited)	9.98	-1.21	—*	1.49[4]	2.89[4]	—	—	9
Year ended 3-31-2013[7]	10.24	1.30	—*	1.45[4]	3.10[4]	—	—	26[8]
Class Y Shares								
Six-month period ended								
9-30-2013 (unaudited)	10.00	-0.96	5	0.99[4]	3.38[4]	1.13[4]	3.24[4]	9
Year ended 3-31-2013	10.26	5.12	5	0.99	3.94	1.14	3.78	26
Year ended 3-31-2012	10.20	2.74	7	0.99	3.78	1.16	3.61	26
Year ended 3-31-2011	10.36	4.44	15	0.99	3.51	1.17	3.33	26
Year ended 3-31-2010	10.30	12.84	14	0.99	3.96	1.22	3.73	19
Year ended 3-31-2009[5]	9.39	-3.34	8	1.01[4]	2.65[4]	1.47[4]	2.19[4]	18[6]

See Accompanying Notes to Financial Statements.

IVY GLOBAL EQUITY INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
9-30-2013 (unaudited)	$11.82	$0.29	$0.71	$1.00	$(0.26)	$ —	$(0.26)
Year ended 3-31-2013[5]	10.00	0.35	1.84	2.19	(0.28)	(0.09)	(0.37)
Class B Shares							
Six-month period ended							
9-30-2013 (unaudited)	11.81	0.25	0.71	0.96	(0.21)	—	(0.21)
Year ended 3-31-2013[5]	10.00	0.27	1.85	2.12	(0.22)	(0.09)	(0.31)
Class C Shares							
Six-month period ended							
9-30-2013 (unaudited)	11.81	0.25	0.72	0.97	(0.22)	—	(0.22)
Year ended 3-31-2013[5]	10.00	0.27	1.85	2.12	(0.22)	(0.09)	(0.31)
Class I Shares							
Six-month period ended							
9-30-2013 (unaudited)	11.82	0.31	0.72	1.03	(0.28)	—	(0.28)
Year ended 3-31-2013[5]	10.00	0.37	1.85	2.22	(0.31)	(0.09)	(0.40)
Class R Shares							
Six-month period ended							
9-30-2013 (unaudited)	11.82	0.27	0.72	0.99	(0.24)	—	(0.24)
Year ended 3-31-2013[6]	11.28	0.11	0.46	0.57	(0.03)	—	(0.03)
Class Y Shares							
Six-month period ended							
9-30-2013 (unaudited)	11.82	0.30	0.72	1.02	(0.27)	—	(0.27)
Year ended 3-31-2013[5]	10.00	0.34	1.86	2.20	(0.29)	(0.09)	(0.38)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) For the period from June 4, 2012 (commencement of operations of the class) through March 31, 2013.

(6) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
9-30-2013 (unaudited)	$12.56	8.56%	$129	1.30%[4]	4.68%[4]	1.55%[4]	4.43%[4]	47%
Year ended 3-31-2013[5]	11.82	22.15	59	1.29[4]	3.82[4]	1.68[4]	3.43[4]	73
Class B Shares								
Six-month period ended								
9-30-2013 (unaudited)	12.56	8.21	2	2.06[4]	4.03[4]	2.09[4]	4.00[4]	47
Year ended 3-31-2013[5]	11.81	21.41	1	2.01[4]	2.89[4]	2.21[4]	2.69[4]	73
Class C Shares								
Six-month period ended								
9-30-2013 (unaudited)	12.56	8.30	5	2.00[4]	4.09[4]	2.12[4]	3.97[4]	47
Year ended 3-31-2013[5]	11.81	21.46	4	1.95[4]	2.95[4]	2.15[4]	2.75[4]	73
Class I Shares								
Six-month period ended								
9-30-2013 (unaudited)	12.57	8.85	13	0.94[4]	5.18[4]	1.12[4]	5.00[4]	47
Year ended 3-31-2013[5]	11.82	22.47	12	0.94[4]	3.95[4]	1.29[4]	3.60[4]	73
Class R Shares								
Six-month period ended								
9-30-2013 (unaudited)	12.57	8.44	—*	1.69[4]	4.42[4]	1.72[4]	4.39[4]	47
Year ended 3-31-2013[6]	11.82	5.05	—*	1.67[4]	3.36[4]	1.87[4]	3.16[4]	73
Class Y Shares								
Six-month period ended								
9-30-2013 (unaudited)	12.57	8.71	4	1.19[4]	4.92[4]	1.37[4]	4.74[4]	47
Year ended 3-31-2013[5]	11.82	22.25	4	1.18[4]	3.70[4]	1.54[4]	3.34[4]	73

See Accompanying Notes to Financial Statements.

IVY GLOBAL INCOME ALLOCATION FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
9-30-2013 (unaudited)	$14.79	$0.33[1]	$ 0.04	$ 0.37	$(0.29)	$ —	$(0.29)
Year ended 3-31-2013	14.52	0.62[1]	0.33	0.95	(0.68)	—	(0.68)
Year ended 3-31-2012	15.19	0.57[1]	(0.57)	0.00	(0.67)	—	(0.67)
Year ended 3-31-2011	13.59	0.36[1]	1.54	1.90	(0.30)	—	(0.30)
Year ended 3-31-2010	9.56	0.26[1]	3.79	4.05	(0.02)	—	(0.02)
Year ended 3-31-2009	16.36	0.33	(6.08)	(5.75)	(0.57)	(0.48)	(1.05)
Class B Shares							
Six-month period ended							
9-30-2013 (unaudited)	14.55	0.26[1]	0.04	0.30	(0.22)	—	(0.22)
Year ended 3-31-2013	14.29	0.48[1]	0.32	0.80	(0.54)	—	(0.54)
Year ended 3-31-2012	14.93	0.43[1]	(0.57)	(0.14)	(0.50)	—	(0.50)
Year ended 3-31-2011	13.40	0.23[1]	1.51	1.74	(0.21)	—	(0.21)
Year ended 3-31-2010	9.52	0.12[1]	3.76	3.88	—*	—	—*
Year ended 3-31-2009	16.31	0.16	(6.01)	(5.85)	(0.46)	(0.48)	(0.94)
Class C Shares							
Six-month period ended							
9-30-2013 (unaudited)	14.64	0.28[1]	0.03	0.31	(0.24)	—	(0.24)
Year ended 3-31-2013	14.38	0.52[1]	0.32	0.84	(0.58)	—	(0.58)
Year ended 3-31-2012	15.02	0.49[1]	(0.58)	(0.09)	(0.55)	—	(0.55)
Year ended 3-31-2011	13.46	0.28[1]	1.52	1.80	(0.24)	—	(0.24)
Year ended 3-31-2010	9.53	0.18[1]	3.77	3.95	(0.02)	—	(0.02)
Year ended 3-31-2009	16.33	0.20	(6.03)	(5.83)	(0.49)	(0.48)	(0.97)
Class E Shares							
Six-month period ended							
9-30-2013 (unaudited)	14.79	0.34[1]	0.04	0.38	(0.29)	—	(0.29)
Year ended 3-31-2013	14.52	0.62[1]	0.33	0.95	(0.68)	—	(0.68)
Year ended 3-31-2012	15.20	0.59[1]	(0.58)	0.01	(0.69)	—	(0.69)
Year ended 3-31-2011	13.59	0.38[1]	1.54	1.92	(0.31)	—	(0.31)
Year ended 3-31-2010	9.54	0.27[1]	3.80	4.07	(0.02)	—	(0.02)
Year ended 3-31-2009	16.33	0.28[1]	(6.05)	(5.77)	(0.54)	(0.48)	(1.02)
Class I Shares							
Six-month period ended							
9-30-2013 (unaudited)	14.90	0.37[1]	0.04	0.41	(0.32)	—	(0.32)
Year ended 3-31-2013	14.62	0.70[1]	0.32	1.02	(0.74)	—	(0.74)
Year ended 3-31-2012	15.31	0.64[1]	(0.58)	0.06	(0.75)	—	(0.75)
Year ended 3-31-2011	13.67	0.45[1]	1.53	1.98	(0.34)	—	(0.34)
Year ended 3-31-2010	9.57	0.33[1]	3.80	4.13	(0.03)	—	(0.03)
Year ended 3-31-2009	16.38	0.35[1]	(6.05)	(5.70)	(0.63)	(0.48)	(1.11)
Class R Shares							
Six-month period ended							
9-30-2013 (unaudited)	14.79	0.32[1]	0.04	0.36	(0.28)	—	(0.28)
Year ended 3-31-2013[5]	14.37	0.15[1]	0.32	0.47	(0.05)	—	(0.05)
Class Y Shares							
Six-month period ended							
9-30-2013 (unaudited)	14.85	0.35[1]	0.03	0.38	(0.30)	—	(0.30)
Year ended 3-31-2013	14.57	0.62[1]	0.36	0.98	(0.70)	—	(0.70)
Year ended 3-31-2012	15.25	0.59[1]	(0.57)	0.02	(0.70)	—	(0.70)
Year ended 3-31-2011	13.63	0.41[1]	1.53	1.94	(0.32)	—	(0.32)
Year ended 3-31-2010	9.57	0.28[1]	3.80	4.08	(0.02)	—	(0.02)
Year ended 3-31-2009	16.38	0.45	(6.19)	(5.74)	(0.59)	(0.48)	(1.07)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
9-30-2013 (unaudited)	$14.87	2.55%	$397	1.37%[4]	4.49%[4]	1.38%[4]	4.48%[4]	43%
Year ended 3-31-2013	14.79	6.84	308	1.35	4.38	1.51	4.22	109
Year ended 3-31-2012	14.52	0.23	228	1.44	3.94	—	—	61
Year ended 3-31-2011	15.19	14.08	213	1.44	2.56	—	—	71
Year ended 3-31-2010	13.59	42.40	183	1.51	2.05	—	—	131
Year ended 3-31-2009	9.56	-36.02	128	1.46	2.45	—	—	22
Class B Shares								
Six-month period ended								
9-30-2013 (unaudited)	14.63	2.04	7	2.31[4]	3.58[4]	—	—	43
Year ended 3-31-2013	14.55	5.90	7	2.31	3.48	2.54	3.25	109
Year ended 3-31-2012	14.29	-0.75	7	2.41	3.05	—	—	61
Year ended 3-31-2011	14.93	13.04	8	2.41	1.62	—	—	71
Year ended 3-31-2010	13.40	40.79	8	2.56	1.04	—	—	131
Year ended 3-31-2009	9.52	-36.62	6	2.44	1.48	—	—	22
Class C Shares								
Six-month period ended								
9-30-2013 (unaudited)	14.71	2.17	27	2.02[4]	3.85[4]	—	—	43
Year ended 3-31-2013	14.64	6.13	25	2.02	3.70	2.12	3.60	109
Year ended 3-31-2012	14.38	-0.41	19	2.10	3.41	—	—	61
Year ended 3-31-2011	15.02	13.42	23	2.10	1.93	—	—	71
Year ended 3-31-2010	13.46	41.42	24	2.15	1.44	—	—	131
Year ended 3-31-2009	9.53	-36.50	20	2.13	1.76	—	—	22
Class E Shares								
Six-month period ended								
9-30-2013 (unaudited)	14.88	2.56	2	1.33[4]	4.55[4]	1.74[4]	4.14[4]	43
Year ended 3-31-2013	14.79	6.94	2	1.33	4.42	2.03	3.72	109
Year ended 3-31-2012	14.52	0.30	2	1.33	4.07	1.90	3.50	61
Year ended 3-31-2011	15.20	14.25	2	1.33	2.65	2.05	1.93	71
Year ended 3-31-2010	13.59	42.72	1	1.33	2.19	2.35	1.17	131
Year ended 3-31-2009	9.54	-36.11	1	1.63	2.10	1.84	1.90	22
Class I Shares								
Six-month period ended								
9-30-2013 (unaudited)	14.99	2.83	29	0.93[4]	4.96[4]	0.95[4]	4.94[4]	43
Year ended 3-31-2013	14.90	7.33	30	0.91	4.98	1.03	4.86	109
Year ended 3-31-2012	14.62	0.67	43	0.99	4.39	—	—	61
Year ended 3-31-2011	15.31	14.63	42	0.99	3.08	—	—	71
Year ended 3-31-2010	13.67	43.15	45	1.00	2.63	—	—	131
Year ended 3-31-2009	9.57	-35.72	34	0.99	2.72	—	—	22
Class R Shares								
Six-month period ended								
9-30-2013 (unaudited)	14.87	2.45	—*	1.56[4]	4.33[4]	—	—	43
Year ended 3-31-2013[5]	14.79	3.30	—*	1.52[4]	3.73[4]	1.53[4]	3.72[4]	109[6]
Class Y Shares								
Six-month period ended								
9-30-2013 (unaudited)	14.93	2.64	6	1.17[4]	4.72[4]	—	—	43
Year ended 3-31-2013	14.85	7.08	5	1.17	4.40	1.29	4.28	109
Year ended 3-31-2012	14.57	0.38	4	1.26	4.12	—	—	61
Year ended 3-31-2011	15.25	14.33	6	1.25	2.80	—	—	71
Year ended 3-31-2010	13.63	42.69	6	1.26	2.10	—	—	131
Year ended 3-31-2009	9.57	-35.95	1	1.33	2.75	—	—	22

See Accompanying Notes to Financial Statements.

IVY HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
9-30-2013 (unaudited)	$8.72	$0.31[1]	$(0.08)	$ 0.23	$(0.31)	$ —	$(0.31)
Year ended 3-31-2013	8.30	0.63[1]	0.52	1.15	(0.63)	(0.10)	(0.73)
Year ended 3-31-2012	8.46	0.64[1]	0.02	0.66	(0.65)	(0.17)	(0.82)
Year ended 3-31-2011	8.32	0.69[1]	0.50	1.19	(0.69)	(0.36)	(1.05)
Year ended 3-31-2010	6.58	0.64[1]	1.93	2.57	(0.66)	(0.17)	(0.83)
Year ended 3-31-2009	8.01	0.65	(1.46)	(0.81)	(0.62)	—	(0.62)
Class B Shares							
Six-month period ended							
9-30-2013 (unaudited)	8.72	0.27[1]	(0.07)	0.20	(0.28)	—	(0.28)
Year ended 3-31-2013	8.30	0.57[1]	0.52	1.09	(0.57)	(0.10)	(0.67)
Year ended 3-31-2012	8.46	0.58[1]	0.02	0.60	(0.59)	(0.17)	(0.76)
Year ended 3-31-2011	8.32	0.62[1]	0.50	1.12	(0.62)	(0.36)	(0.98)
Year ended 3-31-2010	6.57	0.57[1]	1.94	2.51	(0.59)	(0.17)	(0.76)
Year ended 3-31-2009	8.01	0.59	(1.48)	(0.89)	(0.55)	—	(0.55)
Class C Shares							
Six-month period ended							
9-30-2013 (unaudited)	8.72	0.27[1]	(0.07)	0.20	(0.28)	—	(0.28)
Year ended 3-31-2013	8.30	0.57[1]	0.52	1.09	(0.57)	(0.10)	(0.67)
Year ended 3-31-2012	8.46	0.58[1]	0.03	0.61	(0.60)	(0.17)	(0.77)
Year ended 3-31-2011	8.32	0.63[1]	0.50	1.13	(0.63)	(0.36)	(0.99)
Year ended 3-31-2010	6.58	0.60[1]	1.92	2.52	(0.61)	(0.17)	(0.78)
Year ended 3-31-2009	8.01	0.58	(1.44)	(0.86)	(0.57)	—	(0.57)
Class E Shares							
Six-month period ended							
9-30-2013 (unaudited)	8.72	0.29[1]	(0.08)	0.21	(0.29)	—	(0.29)
Year ended 3-31-2013	8.30	0.59[1]	0.52	1.11	(0.59)	(0.10)	(0.69)
Year ended 3-31-2012	8.46	0.62[1]	0.01	0.63	(0.62)	(0.17)	(0.79)
Year ended 3-31-2011	8.32	0.67[1]	0.50	1.17	(0.67)	(0.36)	(1.03)
Year ended 3-31-2010	6.57	0.61[1]	1.95	2.56	(0.64)	(0.17)	(0.81)
Year ended 3-31-2009	8.00	0.63	(1.46)	(0.83)	(0.60)	—	(0.60)
Class I Shares							
Six-month period ended							
9-30-2013 (unaudited)	8.72	0.32[1]	(0.08)	0.24	(0.32)	—	(0.32)
Year ended 3-31-2013	8.30	0.65[1]	0.52	1.17	(0.65)	(0.10)	(0.75)
Year ended 3-31-2012	8.46	0.66[1]	0.03	0.69	(0.68)	(0.17)	(0.85)
Year ended 3-31-2011	8.32	0.72[1]	0.50	1.22	(0.72)	(0.36)	(1.08)
Year ended 3-31-2010	6.58	0.69[1]	1.91	2.60	(0.69)	(0.17)	(0.86)
Year ended 3-31-2009	8.01	0.68	(1.45)	(0.77)	(0.66)	—	(0.66)
Class R Shares							
Six-month period ended							
9-30-2013 (unaudited)	8.72	0.28[1]	(0.07)	0.21	(0.29)	—	(0.29)
Year ended 3-31-2013[5]	8.54	0.16[1]	0.17	0.33	(0.15)	—	(0.15)
Class Y Shares							
Six-month period ended							
9-30-2013 (unaudited)	8.72	0.31[1]	(0.08)	0.23	(0.31)	—	(0.31)
Year ended 3-31-2013	8.30	0.63[1]	0.52	1.15	(0.63)	(0.10)	(0.73)
Year ended 3-31-2012	8.46	0.64[1]	0.03	0.67	(0.66)	(0.17)	(0.83)
Year ended 3-31-2011	8.32	0.69[1]	0.50	1.19	(0.69)	(0.36)	(1.05)
Year ended 3-31-2010	6.58	0.66[1]	1.92	2.58	(0.67)	(0.17)	(0.84)
Year ended 3-31-2009	8.02	0.73[1]	(1.53)	(0.80)	(0.64)	—	(0.64)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
9-30-2013 (unaudited)	$8.64	2.69%	$3,351	0.93%[4]	7.03%[4]	—%	—%	46%
Year ended 3-31-2013	8.72	14.50	3,080	0.93	7.42	—	—	68
Year ended 3-31-2012	8.30	8.47	1,847	1.00	7.87	—	—	80
Year ended 3-31-2011	8.46	15.21	1,027	1.08	8.22	—	—	89
Year ended 3-31-2010	8.32	40.44	649	1.13	8.24	—	—	84
Year ended 3-31-2009	6.58	-10.29	231	1.34	9.33	—	—	77
Class B Shares								
Six-month period ended								
9-30-2013 (unaudited)	8.64	2.30	161	1.68[4]	6.28[4]	—	—	46
Year ended 3-31-2013	8.72	13.64	152	1.69	6.65	—	—	68
Year ended 3-31-2012	8.30	7.63	90	1.79	7.10	—	—	80
Year ended 3-31-2011	8.46	14.31	50	1.88	7.43	—	—	89
Year ended 3-31-2010	8.32	39.36	31	2.00	7.36	—	—	84
Year ended 3-31-2009	6.57	-11.37	10	2.46	8.16	—	—	77
Class C Shares								
Six-month period ended								
9-30-2013 (unaudited)	8.64	2.32	1,614	1.65[4]	6.32[4]	—	—	46
Year ended 3-31-2013	8.72	13.71	1,501	1.64	6.70	—	—	68
Year ended 3-31-2012	8.30	7.73	850	1.70	7.16	—	—	80
Year ended 3-31-2011	8.46	14.42	416	1.77	7.52	—	—	89
Year ended 3-31-2010	8.32	39.45	249	1.83	7.50	—	—	84
Year ended 3-31-2009	6.58	-10.99	54	2.10	8.72	—	—	77
Class E Shares								
Six-month period ended								
9-30-2013 (unaudited)	8.64	2.46	9	1.36[4]	6.61[4]	—	—	46
Year ended 3-31-2013	8.72	13.96	8	1.36	6.99	1.38	6.97	68
Year ended 3-31-2012	8.30	8.08	5	1.36	7.55	1.45	7.47	80
Year ended 3-31-2011	8.46	14.86	4	1.36	7.95	1.59	7.72	89
Year ended 3-31-2010	8.32	40.29	2	1.36	8.02	1.83	7.55	84
Year ended 3-31-2009	6.57	-10.52	1	1.60	9.12	1.81	8.91	77
Class I Shares								
Six-month period ended								
9-30-2013 (unaudited)	8.64	2.81	3,023	0.70[4]	7.27[4]	—	—	46
Year ended 3-31-2013	8.72	14.77	2,513	0.70	7.64	—	—	68
Year ended 3-31-2012	8.30	8.78	1,255	0.73	8.07	—	—	80
Year ended 3-31-2011	8.46	15.56	384	0.79	8.49	—	—	89
Year ended 3-31-2010	8.32	40.89	199	0.82	8.48	—	—	84
Year ended 3-31-2009	6.58	-9.89	9	0.90	10.28	—	—	77
Class R Shares								
Six-month period ended								
9-30-2013 (unaudited)	8.64	2.51	5	1.29[4]	6.63[4]	—	—	46
Year ended 3-31-2013[5]	8.72	3.94	—*	1.27[4]	6.61[4]	—	—	68[6]
Class Y Shares								
Six-month period ended								
9-30-2013 (unaudited)	8.64	2.69	889	0.93[4]	7.03[4]	0.95[4]	7.01[4]	46
Year ended 3-31-2013	8.72	14.50	835	0.93	7.41	0.95	7.39	68
Year ended 3-31-2012	8.30	8.51	464	0.99	7.84	—	—	80
Year ended 3-31-2011	8.46	15.25	192	1.05	8.22	—	—	89
Year ended 3-31-2010	8.32	40.49	103	1.09	8.28	—	—	84
Year ended 3-31-2009	6.58	-10.23	38	1.14	9.69	—	—	77

See Accompanying Notes to Financial Statements.

IVY INTERNATIONAL CORE EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
9-30-2013 (unaudited)	$15.98	$0.16[1]	$ 1.70	$ 1.86	$ —	$ —	$ —
Year ended 3-31-2013	15.26	0.21[1]	0.73	0.94	(0.22)	—	(0.22)
Year ended 3-31-2012	17.14	0.27[1]	(1.66)	(1.39)	(0.27)	(0.22)	(0.49)
Year ended 3-31-2011	14.84	0.18[1]	2.27	2.45	(0.15)	—	(0.15)
Year ended 3-31-2010	9.54	0.13[1]	5.27	5.40	(0.10)	—	(0.10)
Year ended 3-31-2009	17.11	0.17	(7.22)	(7.05)	(0.19)	(0.33)	(0.52)
Class B Shares							
Six-month period ended							
9-30-2013 (unaudited)	14.49	0.09[1]	1.52	1.61	—	—	—
Year ended 3-31-2013	13.86	0.07[1]	0.66	0.73	(0.10)	—	(0.10)
Year ended 3-31-2012	15.64	0.14[1]	(1.53)	(1.39)	(0.17)	(0.22)	(0.39)
Year ended 3-31-2011	13.59	0.05[1]	2.06	2.11	(0.06)	—	(0.06)
Year ended 3-31-2010	8.77	0.02[1]	4.82	4.84	(0.02)	—	(0.02)
Year ended 3-31-2009	15.74	0.05	(6.62)	(6.57)	(0.07)	(0.33)	(0.40)
Class C Shares							
Six-month period ended							
9-30-2013 (unaudited)	14.51	0.10[1]	1.53	1.63	—	—	—
Year ended 3-31-2013	13.88	0.11[1]	0.65	0.76	(0.13)	—	(0.13)
Year ended 3-31-2012	15.65	0.17[1]	(1.53)	(1.36)	(0.19)	(0.22)	(0.41)
Year ended 3-31-2011	13.58	0.07[1]	2.08	2.15	(0.08)	—	(0.08)
Year ended 3-31-2010	8.76	0.05[1]	4.82	4.87	(0.05)	—	(0.05)
Year ended 3-31-2009	15.72	0.10	(6.63)	(6.53)	(0.10)	(0.33)	(0.43)
Class E Shares							
Six-month period ended							
9-30-2013 (unaudited)	16.07	0.15[1]	1.70	1.85	—	—	—
Year ended 3-31-2013	15.33	0.20[1]	0.75	0.95	(0.21)	—	(0.21)
Year ended 3-31-2012	17.21	0.27[1]	(1.67)	(1.40)	(0.26)	(0.22)	(0.48)
Year ended 3-31-2011	14.90	0.17[1]	2.29	2.46	(0.15)	—	(0.15)
Year ended 3-31-2010	9.59	0.16[1]	5.27	5.43	(0.12)	—	(0.12)
Year ended 3-31-2009	17.05	0.16	(7.20)	(7.04)	(0.09)	(0.33)	(0.42)
Class I Shares							
Six-month period ended							
9-30-2013 (unaudited)	16.07	0.19[1]	1.70	1.89	—	—	—
Year ended 3-31-2013	15.33	0.27[1]	0.75	1.02	(0.28)	—	(0.28)
Year ended 3-31-2012	17.22	0.32[1]	(1.66)	(1.34)	(0.33)	(0.22)	(0.55)
Year ended 3-31-2011	14.90	0.23[1]	2.30	2.53	(0.21)	—	(0.21)
Year ended 3-31-2010	9.58	0.20[1]	5.30	5.50	(0.18)	—	(0.18)
Year ended 3-31-2009	17.20	0.20	(7.23)	(7.03)	(0.26)	(0.33)	(0.59)
Class R Shares							
Six-month period ended							
9-30-2013 (unaudited)	15.98	0.14[1]	1.69	1.83	—	—	—
Year ended 3-31-2013[5]	15.40	0.04[1]	0.54	0.58	—	—	—
Class Y Shares							
Six-month period ended							
9-30-2013 (unaudited)	16.08	0.18[1]	1.69	1.87	—	—	—
Year ended 3-31-2013	15.35	0.24[1]	0.73	0.97	(0.24)	—	(0.24)
Year ended 3-31-2012	17.23	0.29[1]	(1.66)	(1.37)	(0.29)	(0.22)	(0.51)
Year ended 3-31-2011	14.92	0.20[1]	2.28	2.48	(0.17)	—	(0.17)
Year ended 3-31-2010	9.59	0.04[1]	5.43	5.47	(0.14)	—	(0.14)
Year ended 3-31-2009	17.19	0.19	(7.24)	(7.05)	(0.22)	(0.33)	(0.55)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
9-30-2013 (unaudited)	$17.84	11.57%	$850	1.42%[4]	1.89%[4]	—%	—%	45%
Year ended 3-31-2013	15.98	6.30	694	1.46	1.43	—	—	81
Year ended 3-31-2012	15.26	-7.86	717	1.49	1.75	—	—	88
Year ended 3-31-2011	17.14	16.60	673	1.46	1.21	—	—	101
Year ended 3-31-2010	14.84	56.68	430	1.59	1.09	—	—	94
Year ended 3-31-2009	9.54	-41.28	152	1.64	1.44	—	—	108
Class B Shares								
Six-month period ended								
9-30-2013 (unaudited)	16.10	11.04	13	2.25[4]	1.13[4]	—	—	45
Year ended 3-31-2013	14.49	5.37	12	2.35	0.56	—	—	81
Year ended 3-31-2012	13.86	-8.68	15	2.36	1.02	—	—	88
Year ended 3-31-2011	15.64	15.56	20	2.35	0.40	—	—	101
Year ended 3-31-2010	13.59	55.20	17	2.54	0.19	—	—	94
Year ended 3-31-2009	8.77	-41.84	8	2.55	0.59	—	—	108
Class C Shares								
Six-month period ended								
9-30-2013 (unaudited)	16.14	11.16	103	2.10[4]	1.27[4]	—	—	45
Year ended 3-31-2013	14.51	5.61	98	2.10	0.81	—	—	81
Year ended 3-31-2012	13.88	-8.45	113	2.13	1.18	—	—	88
Year ended 3-31-2011	15.65	15.88	132	2.13	0.55	—	—	101
Year ended 3-31-2010	13.58	55.61	85	2.21	0.47	—	—	94
Year ended 3-31-2009	8.76	-41.64	30	2.29	0.81	—	—	108
Class E Shares								
Six-month period ended								
9-30-2013 (unaudited)	17.92	11.51	4	1.53[4]	1.80[4]	1.90[4]	1.43[4]	45
Year ended 3-31-2013	16.07	6.27	3	1.52	1.36	2.05	0.83	81
Year ended 3-31-2012	15.33	-7.88	3	1.53	1.74	2.09	1.18	88
Year ended 3-31-2011	17.21	16.56	3	1.53	1.13	2.16	0.50	101
Year ended 3-31-2010	14.90	56.68	2	1.53	1.23	2.53	0.23	94
Year ended 3-31-2009	9.59	-41.34	1	1.87	1.22	2.74	0.35	108
Class I Shares								
Six-month period ended								
9-30-2013 (unaudited)	17.96	11.76	676	1.04[4]	2.29[4]	—	—	45
Year ended 3-31-2013	16.07	6.75	572	1.05	1.80	—	—	81
Year ended 3-31-2012	15.33	-7.47	505	1.07	2.07	—	—	88
Year ended 3-31-2011	17.22	17.03	307	1.08	1.51	—	—	101
Year ended 3-31-2010	14.90	57.44	93	1.12	1.55	—	—	94
Year ended 3-31-2009	9.58	-40.98	33	1.12	1.86	—	—	108
Class R Shares								
Six-month period ended								
9-30-2013 (unaudited)	17.81	11.45	1	1.64[4]	1.67[4]	—	—	45
Year ended 3-31-2013[5]	15.98	3.77	—*	1.62[4]	0.96[4]	—	—	81[6]
Class Y Shares								
Six-month period ended								
9-30-2013 (unaudited)	17.95	11.63	139	1.30[4]	2.17[4]	—	—	45
Year ended 3-31-2013	16.08	6.42	148	1.31	1.62	—	—	81
Year ended 3-31-2012	15.35	-7.67	165	1.33	1.88	—	—	88
Year ended 3-31-2011	17.23	16.72	120	1.34	1.36	—	—	101
Year ended 3-31-2010	14.92	57.10	88	1.36	0.82	—	—	94
Year ended 3-31-2009	9.59	-41.12	11	1.38	1.64	—	—	108

See Accompanying Notes to Financial Statements.

Ivy Funds

IVY INTERNATIONAL GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
9-30-2013 (unaudited)	$35.50	$ 0.23[1]	$ 2.59	$ 2.82	$ —	$—	$ —
Year ended 3-31-2013	33.45	0.27[1]	2.07	2.34	(0.29)	—	(0.29)
Year ended 3-31-2012	33.23	0.26[1]	(0.04)	0.22	—	—	—
Year ended 3-31-2011	29.04	0.39[1]	4.42	4.81	(0.62)	—	(0.62)
Year ended 3-31-2010	19.83	0.27[1]	9.18	9.45	(0.24)	—	(0.24)
Year ended 3-31-2009	36.27	0.34	(16.52)	(16.18)	(0.26)	—	(0.26)
Class B Shares							
Six-month period ended							
9-30-2013 (unaudited)	31.63	0.05[1]	2.29	2.34	—	—	—
Year ended 3-31-2013	29.88	(0.05)[1]	1.84	1.79	(0.04)	—	(0.04)
Year ended 3-31-2012	29.99	(0.04)[1]	(0.07)	(0.11)	—	—	—
Year ended 3-31-2011	26.32	0.08[1]	3.99	4.07	(0.40)	—	(0.40)
Year ended 3-31-2010	18.06	0.02[1]	8.29	8.31	(0.05)	—	(0.05)
Year ended 3-31-2009	33.04	0.03[1]	(14.98)	(14.95)	(0.03)	—	(0.03)
Class C Shares							
Six-month period ended							
9-30-2013 (unaudited)	31.61	0.08[1]	2.28	2.36	—	—	—
Year ended 3-31-2013	29.85	(0.02)[1]	1.83	1.81	(0.05)	—	(0.05)
Year ended 3-31-2012	29.93	(0.02)[1]	(0.06)	(0.08)	—	—	—
Year ended 3-31-2011	26.27	0.10[1]	3.97	4.07	(0.41)	—	(0.41)
Year ended 3-31-2010	18.02	0.01[1]	8.30	8.31	(0.06)	—	(0.06)
Year ended 3-31-2009	32.97	0.05[1]	(14.94)	(14.89)	(0.06)	—	(0.06)
Class E Shares[5]							
Six-month period ended							
9-30-2013 (unaudited)	35.53	0.29[1]	2.58	2.87	—	—	—
Year ended 3-31-2013	33.52	0.35[1]	2.07	2.42	(0.41)	—	(0.41)
Year ended 3-31-2012	33.22	0.33[1]	(0.03)	0.30	—	—	—
Year ended 3-31-2011	29.04	0.45[1]	4.42	4.87	(0.69)	—	(0.69)
Year ended 3-31-2010	19.83	0.35[1]	9.18	9.53	(0.32)	—	(0.32)
Year ended 3-31-2009	36.28	0.37	(16.50)	(16.13)	(0.32)	—	(0.32)
Class I Shares							
Six-month period ended							
9-30-2013 (unaudited)	35.85	0.32[1]	2.60	2.92	—	—	—
Year ended 3-31-2013	33.84	0.33[1]	2.16	2.49	(0.48)	—	(0.48)
Year ended 3-31-2012	33.50	0.37[1]	(0.03)	0.34	—	—	—
Year ended 3-31-2011	29.26	0.69[1]	4.28	4.97	(0.73)	—	(0.73)
Year ended 3-31-2010	19.98	0.28[1]	9.35	9.63	(0.35)	—	(0.35)
Year ended 3-31-2009	36.57	0.38	(16.60)	(16.22)	(0.37)	—	(0.37)
Class R Shares							
Six-month period ended							
9-30-2013 (unaudited)	35.48	0.20[1]	2.57	2.77	—	—	—
Year ended 3-31-2013[6]	34.77	0.01[1]	0.70	0.71	—	—	—
Class Y Shares							
Six-month period ended							
9-30-2013 (unaudited)	35.57	0.28[1]	2.57	2.85	—	—	—
Year ended 3-31-2013	33.54	0.27[1]	2.10	2.37	(0.34)	—	(0.34)
Year ended 3-31-2012	33.28	0.29[1]	(0.03)	0.26	—	—	—
Year ended 3-31-2011	29.06	0.58[1]	4.31	4.89	(0.67)	—	(0.67)
Year ended 3-31-2010	19.86	0.28[1]	9.23	9.51	(0.31)	—	(0.31)
Year ended 3-31-2009	36.27	0.35	(16.49)	(16.14)	(0.27)	—	(0.27)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) Class is closed to investment.

(6) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(7) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
9-30-2013 (unaudited)	$38.32	7.91%	$265	1.50%[4]	1.27%[4]	—%	—%	21%
Year ended 3-31-2013	35.50	7.04	198	1.48	0.80	—	—	40
Year ended 3-31-2012	33.45	0.66	151	1.52	0.81	—	—	49
Year ended 3-31-2011	33.23	16.67	142	1.62	1.28	—	—	74
Year ended 3-31-2010	29.04	47.70	120	1.61	1.04	—	—	80
Year ended 3-31-2009	19.83	-44.65	83	1.57	1.09	—	—	93
Class B Shares								
Six-month period ended								
9-30-2013 (unaudited)	33.97	7.40	5	2.53[4]	0.30[4]	—	—	21
Year ended 3-31-2013	31.63	5.95	4	2.47	-0.16	—	—	40
Year ended 3-31-2012	29.88	-0.34	3	2.55	-0.16	—	—	49
Year ended 3-31-2011	29.99	15.53	4	2.61	0.29	—	—	74
Year ended 3-31-2010	26.32	46.03	4	2.69	0.06	—	—	80
Year ended 3-31-2009	18.06	-45.25	4	2.62	0.11	—	—	93
Class C Shares								
Six-month period ended								
9-30-2013 (unaudited)	33.97	7.47	25	2.36[4]	0.47[4]	—	—	21
Year ended 3-31-2013	31.61	6.03	24	2.39	-0.07	—	—	40
Year ended 3-31-2012	29.85	-0.24	25	2.46	-0.09	—	—	49
Year ended 3-31-2011	29.93	15.55	31	2.59	0.31	—	—	74
Year ended 3-31-2010	26.27	46.15	31	2.62	0.07	—	—	80
Year ended 3-31-2009	18.02	-45.19	24	2.54	0.16	—	—	93
Class E Shares[5]								
Six-month period ended								
9-30-2013 (unaudited)	38.40	8.08	—*	1.25[4]	1.58[4]	—	—	21
Year ended 3-31-2013	35.53	7.27	—*	1.25	1.04	—	—	40
Year ended 3-31-2012	33.52	0.90	—*	1.29	1.04	—	—	49
Year ended 3-31-2011	33.22	16.88	—*	1.40	1.49	—	—	74
Year ended 3-31-2010	29.04	48.11	—*	1.32	1.31	—	—	80
Year ended 3-31-2009	19.83	-44.52	—*	1.34	1.31	—	—	93
Class I Shares								
Six-month period ended								
9-30-2013 (unaudited)	38.77	8.15	46	1.12[4]	1.74[4]	—	—	21
Year ended 3-31-2013	35.85	7.38	48	1.13	0.96	—	—	40
Year ended 3-31-2012	33.84	1.05	24	1.17	1.14	—	—	49
Year ended 3-31-2011	33.50	17.09	23	1.25	1.85	—	—	74
Year ended 3-31-2010	29.26	48.28	36	1.18	1.22	—	—	80
Year ended 3-31-2009	19.98	-44.42	15	1.18	1.37	—	—	93
Class R Shares								
Six-month period ended								
9-30-2013 (unaudited)	38.25	7.81	—*	1.72[4]	1.11[4]	—	—	21
Year ended 3-31-2013[6]	35.48	2.04	—*	1.70[4]	0.15[4]	—	—	40[7]
Class Y Shares								
Six-month period ended								
9-30-2013 (unaudited)	38.42	7.98	11	1.39[4]	1.56[4]	—	—	21
Year ended 3-31-2013	35.57	7.14	13	1.39	0.81	—	—	40
Year ended 3-31-2012	33.54	0.78	11	1.40	0.93	1.42	0.91	49
Year ended 3-31-2011	33.28	16.93	9	1.42	1.62	1.58	1.46	74
Year ended 3-31-2010	29.06	47.95	3	1.42	1.16	1.48	1.10	80
Year ended 3-31-2009	19.86	-44.55	2	1.43	1.21	1.50	1.14	93

See Accompanying Notes to Financial Statements.

IVY LARGE CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
9-30-2013 (unaudited)	$15.87	$ 0.01	$ 1.87	$ 1.88	$ —	$—	$ —
Year ended 3-31-2013	15.14	0.03	0.73	0.76	(0.03)	—	(0.03)
Year ended 3-31-2012	13.61	(0.01)	1.54	1.53	—	—	—
Year ended 3-31-2011	11.85	0.00	1.77	1.77	(0.01)	—	(0.01)
Year ended 3-31-2010	8.71	0.04	3.15	3.19	(0.05)	—	(0.05)
Year ended 3-31-2009	13.17	0.04	(4.49)	(4.45)	(0.01)	—	(0.01)
Class B Shares							
Six-month period ended							
9-30-2013 (unaudited)	13.73	(0.06)	1.61	1.55	—	—	—
Year ended 3-31-2013	13.20	(0.10)	0.63	0.53	—	—	—
Year ended 3-31-2012	11.99	(0.13)	1.34	1.21	—	—	—
Year ended 3-31-2011	10.55	(0.13)	1.57	1.44	—	—	—
Year ended 3-31-2010	7.82	(0.09)	2.82	2.73	—	—	—
Year ended 3-31-2009	11.98	(0.10)	(4.06)	(4.16)	—	—	—
Class C Shares							
Six-month period ended							
9-30-2013 (unaudited)	14.36	(0.05)	1.69	1.64	—	—	—
Year ended 3-31-2013	13.78	(0.08)	0.66	0.58	—	—	—
Year ended 3-31-2012	12.49	(0.11)	1.40	1.29	—	—	—
Year ended 3-31-2011	10.95	(0.09)	1.63	1.54	—	—	—
Year ended 3-31-2010	8.09	(0.05)	2.91	2.86	—	—	—
Year ended 3-31-2009	12.33	(0.05)	(4.19)	(4.24)	—	—	—
Class E Shares							
Six-month period ended							
9-30-2013 (unaudited)	15.86	0.01	1.87	1.88	—	—	—
Year ended 3-31-2013	15.13	0.03	0.73	0.76	(0.03)	—	(0.03)
Year ended 3-31-2012	13.60	(0.01)	1.54	1.53	—	—	—
Year ended 3-31-2011	11.84	(0.01)	1.78	1.77	(0.01)	—	(0.01)
Year ended 3-31-2010	8.70	0.03	3.16	3.19	(0.05)	—	(0.05)
Year ended 3-31-2009	13.16	0.04	(4.49)	(4.45)	(0.01)	—	(0.01)
Class I Shares							
Six-month period ended							
9-30-2013 (unaudited)	16.31	0.03	1.92	1.95	—	—	—
Year ended 3-31-2013	15.54	0.07	0.76	0.83	(0.06)	—	(0.06)
Year ended 3-31-2012	13.93	0.02	1.59	1.61	—	—	—
Year ended 3-31-2011	12.12	0.03	1.81	1.84	(0.03)	—	(0.03)
Year ended 3-31-2010	8.91	0.06	3.22	3.28	(0.07)	—	(0.07)
Year ended 3-31-2009	13.46	0.06	(4.58)	(4.52)	(0.03)	—	(0.03)
Class R Shares							
Six-month period ended							
9-30-2013 (unaudited)	15.62	(0.02)	1.84	1.82	—	—	—
Year ended 3-31-2013	14.92	(0.02)	0.72	0.70	—	—	—
Year ended 3-31-2012	13.46	(0.05)	1.51	1.46	—	—	—
Year ended 3-31-2011	11.74	(0.03)	1.75	1.72	—	—	—
Year ended 3-31-2010	8.63	0.00	3.12	3.12	(0.01)	—	(0.01)
Year ended 3-31-2009	13.08	0.02	(4.47)	(4.45)	—	—	—
Class Y Shares							
Six-month period ended							
9-30-2013 (unaudited)	16.11	0.02	1.90	1.92	—	—	—
Year ended 3-31-2013	15.36	0.05	0.74	0.79	(0.04)	—	(0.04)
Year ended 3-31-2012	13.80	0.01	1.55	1.56	—	—	—
Year ended 3-31-2011	12.01	0.01	1.80	1.81	(0.02)	—	(0.02)
Year ended 3-31-2010	8.83	0.05	3.19	3.24	(0.06)	—	(0.06)
Year ended 3-31-2009	13.35	0.05	(4.55)	(4.50)	(0.02)	—	(0.02)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
9-30-2013 (unaudited)	$17.75	11.85%	$1,023	1.15%[4]	0.12%[4]	1.21%[4]	0.06%[4]	33%
Year ended 3-31-2013	15.87	5.03	994	1.15	0.22	1.22	0.15	73
Year ended 3-31-2012	15.14	11.24	995	1.15	-0.06	1.22	-0.13	57
Year ended 3-31-2011	13.61	14.98	550	1.15	0.01	1.25	-0.09	91
Year ended 3-31-2010	11.85	36.63	464	1.15	0.33	1.30	0.18	60
Year ended 3-31-2009	8.71	-33.80	335	1.15	0.40	1.34	0.21	76
Class B Shares								
Six-month period ended								
9-30-2013 (unaudited)	15.28	11.29	11	2.11[4]	-0.84[4]	—	—	33
Year ended 3-31-2013	13.73	4.02	11	2.15	-0.78	2.18	-0.81	73
Year ended 3-31-2012	13.20	10.09	15	2.18	-1.10	2.22	-1.14	57
Year ended 3-31-2011	11.99	13.65	10	2.32	-1.17	—	—	91
Year ended 3-31-2010	10.55	34.91	9	2.41	-0.94	—	—	60
Year ended 3-31-2009	7.82	-34.73	7	2.49	-1.01	—	—	76
Class C Shares								
Six-month period ended								
9-30-2013 (unaudited)	16.00	11.34	76	1.92[4]	-0.65[4]	—	—	33
Year ended 3-31-2013	14.36	4.28	71	1.93	-0.57	—	—	73
Year ended 3-31-2012	13.78	10.33	81	1.95	-0.86	—	—	57
Year ended 3-31-2011	12.49	14.06	53	1.98	-0.83	—	—	91
Year ended 3-31-2010	10.95	35.35	50	2.02	-0.54	—	—	60
Year ended 3-31-2009	8.09	-34.39	33	2.08	-0.54	—	—	76
Class E Shares								
Six-month period ended								
9-30-2013 (unaudited)	17.74	11.85	6	1.15[4]	0.12[4]	1.51[4]	-0.24[4]	33
Year ended 3-31-2013	15.86	5.03	6	1.15	0.21	1.59	-0.24	73
Year ended 3-31-2012	15.13	11.25	5	1.15	-0.06	1.62	-0.53	57
Year ended 3-31-2011	13.60	14.99	2	1.15	-0.02	1.83	-0.70	91
Year ended 3-31-2010	11.84	36.67	1	1.15	0.31	2.05	-0.59	60
Year ended 3-31-2009	8.70	-33.83	1	1.15	0.38	2.27	-0.74	76
Class I Shares								
Six-month period ended								
9-30-2013 (unaudited)	18.26	11.96	123	0.88[4]	0.39[4]	0.89[4]	0.38[4]	33
Year ended 3-31-2013	16.31	5.36	142	0.88	0.45	0.89	0.45	73
Year ended 3-31-2012	15.54	11.56	242	0.89	0.18	—	—	57
Year ended 3-31-2011	13.93	15.22	173	0.92	0.22	—	—	91
Year ended 3-31-2010	12.12	36.86	270	0.92	0.56	—	—	60
Year ended 3-31-2009	8.91	-33.61	102	0.92	0.87	—	—	76
Class R Shares								
Six-month period ended								
9-30-2013 (unaudited)	17.44	11.65	30	1.47[4]	-0.21[4]	—	—	33
Year ended 3-31-2013	15.62	4.69	28	1.48	-0.11	—	—	73
Year ended 3-31-2012	14.92	10.85	24	1.48	-0.39	—	—	57
Year ended 3-31-2011	13.46	14.65	20	1.46	-0.29	—	—	91
Year ended 3-31-2010	11.74	36.18	13	1.46	0.00	—	—	60
Year ended 3-31-2009	8.63	-34.02	4	1.47	0.15	—	—	76
Class Y Shares								
Six-month period ended								
9-30-2013 (unaudited)	18.03	11.92	131	1.06[4]	0.21[4]	1.13[4]	0.14[4]	33
Year ended 3-31-2013	16.11	5.09	126	1.06	0.31	1.13	0.23	73
Year ended 3-31-2012	15.36	11.38	121	1.06	0.04	1.14	-0.04	57
Year ended 3-31-2011	13.80	15.09	142	1.06	0.10	1.16	0.00	91
Year ended 3-31-2010	12.01	36.69	112	1.06	0.41	1.17	0.30	60
Year ended 3-31-2009	8.83	-33.74	79	1.06	0.42	1.19	0.29	76

See Accompanying Notes to Financial Statements.

IVY LIMITED-TERM BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
9-30-2013 (unaudited)	$11.20	$0.07[1]	$(0.25)	$(0.18)	$(0.07)	$ —	$(0.07)
Year ended 3-31-2013	11.16	0.17[1]	0.08	0.25	(0.18)	(0.03)	(0.21)
Year ended 3-31-2012	11.04	0.20[1]	0.20	0.40	(0.23)	(0.05)	(0.28)
Year ended 3-31-2011	11.06	0.25[1]	0.02	0.27	(0.27)	(0.02)	(0.29)
Year ended 3-31-2010	10.77	0.31[1]	0.33	0.64	(0.32)	(0.03)	(0.35)
Year ended 3-31-2009	10.48	0.31	0.29	0.60	(0.31)	—	(0.31)
Class B Shares							
Six-month period ended							
9-30-2013 (unaudited)	11.20	0.02[1]	(0.25)	(0.23)	(0.02)	—	(0.02)
Year ended 3-31-2013	11.16	0.07[1]	0.09	0.16	(0.09)	(0.03)	(0.12)
Year ended 3-31-2012	11.04	0.11[1]	0.20	0.31	(0.14)	(0.05)	(0.19)
Year ended 3-31-2011	11.06	0.16[1]	0.02	0.18	(0.18)	(0.02)	(0.20)
Year ended 3-31-2010	10.77	0.22[1]	0.33	0.55	(0.23)	(0.03)	(0.26)
Year ended 3-31-2009	10.48	0.23	0.29	0.52	(0.23)	—	(0.23)
Class C Shares							
Six-month period ended							
9-30-2013 (unaudited)	11.20	0.03[1]	(0.25)	(0.22)	(0.03)	—	(0.03)
Year ended 3-31-2013	11.16	0.08[1]	0.09	0.17	(0.10)	(0.03)	(0.13)
Year ended 3-31-2012	11.04	0.12[1]	0.20	0.32	(0.15)	(0.05)	(0.20)
Year ended 3-31-2011	11.06	0.17[1]	0.02	0.19	(0.19)	(0.02)	(0.21)
Year ended 3-31-2010	10.77	0.24[1]	0.33	0.57	(0.25)	(0.03)	(0.28)
Year ended 3-31-2009	10.48	0.24	0.29	0.53	(0.24)	—	(0.24)
Class E Shares							
Six-month period ended							
9-30-2013 (unaudited)	11.20	0.06[1]	(0.24)	(0.18)	(0.07)	—	(0.07)
Year ended 3-31-2013	11.16	0.15[1]	0.09	0.24	(0.17)	(0.03)	(0.20)
Year ended 3-31-2012	11.04	0.19[1]	0.20	0.39	(0.22)	(0.05)	(0.27)
Year ended 3-31-2011	11.06	0.24[1]	0.02	0.26	(0.26)	(0.02)	(0.28)
Year ended 3-31-2010	10.77	0.31[1]	0.34	0.65	(0.33)	(0.03)	(0.36)
Year ended 3-31-2009	10.48	0.34	0.29	0.63	(0.34)	—	(0.34)
Class I Shares							
Six-month period ended							
9-30-2013 (unaudited)	11.20	0.08[1]	(0.24)	(0.16)	(0.09)	—	(0.09)
Year ended 3-31-2013	11.16	0.19[1]	0.09	0.28	(0.21)	(0.03)	(0.24)
Year ended 3-31-2012	11.04	0.23[1]	0.20	0.43	(0.26)	(0.05)	(0.31)
Year ended 3-31-2011	11.06	0.28[1]	0.02	0.30	(0.30)	(0.02)	(0.32)
Year ended 3-31-2010	10.77	0.35[1]	0.33	0.68	(0.36)	(0.03)	(0.39)
Year ended 3-31-2009	10.48	0.35	0.29	0.64	(0.35)	—	(0.35)
Class R Shares							
Six-month period ended							
9-30-2013 (unaudited)	11.20	0.05[1]	(0.25)	(0.20)	(0.05)	—	(0.05)
Year ended 3-31-2013[5]	11.19	0.02[1]	0.02	0.04	(0.03)	—	(0.03)
Class Y Shares							
Six-month period ended							
9-30-2013 (unaudited)	11.20	0.07[1]	(0.25)	(0.18)	(0.07)	—	(0.07)
Year ended 3-31-2013	11.16	0.17[1]	0.08	0.25	(0.18)	(0.03)	(0.21)
Year ended 3-31-2012	11.04	0.21[1]	0.19	0.40	(0.23)	(0.05)	(0.28)
Year ended 3-31-2011	11.06	0.25[1]	0.02	0.27	(0.27)	(0.02)	(0.29)
Year ended 3-31-2010	10.77	0.32[1]	0.33	0.65	(0.33)	(0.03)	(0.36)
Year ended 3-31-2009	10.48	0.32	0.29	0.61	(0.32)	—	(0.32)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
9-30-2013 (unaudited)	$10.95	-1.60%	$1,297	0.89%[4]	1.20%[4]	—%	—%	24%
Year ended 3-31-2013	11.20	2.29	1,211	0.88	1.48	—	—	55
Year ended 3-31-2012	11.16	3.66	1,046	0.90	1.84	—	—	40
Year ended 3-31-2011	11.04	2.45	794	0.93	2.18	—	—	54
Year ended 3-31-2010	11.06	6.03	570	1.00	2.84	—	—	33
Year ended 3-31-2009	10.77	5.89	289	0.91	2.89	1.06	2.74	20
Class B Shares								
Six-month period ended								
9-30-2013 (unaudited)	10.95	-2.01	22	1.74[4]	0.36[4]	—	—	24
Year ended 3-31-2013	11.20	1.45	25	1.71	0.66	—	—	55
Year ended 3-31-2012	11.16	2.80	26	1.74	1.00	—	—	40
Year ended 3-31-2011	11.04	1.61	24	1.75	1.36	—	—	54
Year ended 3-31-2010	11.06	5.16	21	1.82	2.06	—	—	33
Year ended 3-31-2009	10.77	5.04	20	1.73	2.08	1.88	1.93	20
Class C Shares								
Six-month period ended								
9-30-2013 (unaudited)	10.95	-1.96	165	1.62[4]	0.47[4]	—	—	24
Year ended 3-31-2013	11.20	1.54	218	1.61	0.76	—	—	55
Year ended 3-31-2012	11.16	2.89	242	1.65	1.10	—	—	40
Year ended 3-31-2011	11.04	1.72	216	1.65	1.47	—	—	54
Year ended 3-31-2010	11.06	5.27	213	1.71	2.14	—	—	33
Year ended 3-31-2009	10.77	5.11	157	1.59	2.12	1.74	1.97	20
Class E Shares								
Six-month period ended								
9-30-2013 (unaudited)	10.95	-1.65	3	1.00[4]	1.09[4]	—	—	24
Year ended 3-31-2013	11.20	2.17	4	1.00	1.35	—	—	55
Year ended 3-31-2012	11.16	3.58	3	1.00	1.72	1.09	1.63	40
Year ended 3-31-2011	11.04	2.35	1	1.00	2.08	1.19	1.89	54
Year ended 3-31-2010	11.06	6.07	—*	0.98	2.78	—	—	33
Year ended 3-31-2009	10.77	6.15	—*	0.73	3.21	0.88	3.06	20
Class I Shares								
Six-month period ended								
9-30-2013 (unaudited)	10.95	-1.48	73	0.64[4]	1.46[4]	—	—	24
Year ended 3-31-2013	11.20	2.54	117	0.64	1.72	—	—	55
Year ended 3-31-2012	11.16	3.92	102	0.66	2.07	—	—	40
Year ended 3-31-2011	11.04	2.71	51	0.68	2.43	—	—	54
Year ended 3-31-2010	11.06	6.35	37	0.73	3.09	—	—	33
Year ended 3-31-2009	10.77	6.26	6	0.57	3.22	0.72	3.07	20
Class R Shares								
Six-month period ended								
9-30-2013 (unaudited)	10.95	-1.77	—*	1.24[4]	0.85[4]	—	—	24
Year ended 3-31-2013[5]	11.20	0.41	—*	1.21[4]	0.59[4]	—	—	55[6]
Class Y Shares								
Six-month period ended								
9-30-2013 (unaudited)	10.95	-1.60	32	0.89[4]	1.22[4]	0.91[4]	1.20[4]	24
Year ended 3-31-2013	11.20	2.29	58	0.88	1.48	0.89	1.47	55
Year ended 3-31-2012	11.16	3.66	51	0.90	1.85	0.92	1.84	40
Year ended 3-31-2011	11.04	2.45	54	0.93	2.19	0.94	2.18	54
Year ended 3-31-2010	11.06	6.07	57	0.98	2.87	—	—	33
Year ended 3-31-2009	10.77	5.95	37	0.86	2.89	1.01	2.74	20

See Accompanying Notes to Financial Statements.

IVY MANAGED EUROPEAN/PACIFIC FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Six-month period ended								
9-30-2013 (unaudited)	$7.88	$(0.03)[1]	$ 0.18	$ 0.15	$ —	$ —	$ —	$ —
Year ended 3-31-2013	7.76	0.03[1]	0.13	0.16	(0.04)	—	—	(0.04)
Year ended 3-31-2012	8.90	0.05[1]	(1.14)	(1.09)	(0.05)	—	—	(0.05)
Year ended 3-31-2011	7.80	(0.04)[1]	1.14	1.10	—	—	—	—
Year ended 3-31-2010	4.90	(0.03)[1]	2.94	2.91	—*	—	(0.01)	(0.01)
Year ended 3-31-2009	9.81	0.19	(4.46)	(4.27)	(0.31)	(0.33)	—	(0.64)
Class B Shares								
Six-month period ended								
9-30-2013 (unaudited)	7.67	(0.06)[1]	0.18	0.12	—	—	—	—
Year ended 3-31-2013	7.58	(0.03)[1]	0.12	0.09	—	—	—	—
Year ended 3-31-2012	8.74	(0.03)[1]	(1.13)	(1.16)	—*	—	—	—*
Year ended 3-31-2011	7.71	(0.11)[1]	1.14	1.03	—	—	—	—
Year ended 3-31-2010	4.86	(0.08)[1]	2.93	2.85	—	—	—	—
Year ended 3-31-2009	9.78	0.12	(4.46)	(4.34)	(0.25)	(0.33)	—	(0.58)
Class C Shares								
Six-month period ended								
9-30-2013 (unaudited)	7.71	(0.06)[1]	0.18	0.12	—	—	—	—
Year ended 3-31-2013	7.60	(0.03)[1]	0.14	0.11	—*	—	—	—*
Year ended 3-31-2012	8.77	(0.02)[1]	(1.14)	(1.16)	(0.01)	—	—	(0.01)
Year ended 3-31-2011	7.73	(0.10)[1]	1.14	1.04	—	—	—	—
Year ended 3-31-2010	4.87	(0.07)[1]	2.93	2.86	—*	—	—*	—*
Year ended 3-31-2009	9.79	0.13	(4.46)	(4.33)	(0.26)	(0.33)	—	(0.59)
Class E Shares[4]								
Six-month period ended								
9-30-2013 (unaudited)	7.92	(0.02)[1]	0.17	0.15	—	—	—	—
Year ended 3-31-2013	7.79	0.04[1]	0.14	0.18	(0.05)	—	—	(0.05)
Year ended 3-31-2012	8.93	0.06[1]	(1.14)	(1.08)	(0.06)	—	—	(0.06)
Year ended 3-31-2011	7.81	(0.03)[1]	1.15	1.12	—	—	—	—
Year ended 3-31-2010	4.91	(0.01)[1]	2.93	2.92	(0.01)	—	(0.01)	(0.02)
Year ended 3-31-2009	9.81	0.20	(4.45)	(4.25)	(0.32)	(0.33)	—	(0.65)
Class I Shares								
Six-month period ended								
9-30-2013 (unaudited)	7.98	(0.01)[1]	0.16	0.15	—	—	—	—
Year ended 3-31-2013	7.84	0.06[1]	0.14	0.20	(0.06)	—	—	(0.06)
Year ended 3-31-2012	8.98	0.08[1]	(1.15)	(1.07)	(0.07)	—	—	(0.07)
Year ended 3-31-2011	7.84	(0.01)[1]	1.15	1.14	—	—	—	—
Year ended 3-31-2010	4.92	(0.01)[1]	2.95	2.94	—*	—	(0.02)	(0.02)
Year ended 3-31-2009	9.82	0.21	(4.45)	(4.24)	(0.33)	(0.33)	—	(0.66)
Class R Shares								
Six-month period ended								
9-30-2013 (unaudited)	7.88	(0.03)[1]	0.17	0.14	—	—	—	—
Year ended 3-31-2013[5]	7.94	(0.02)[1]	(0.04)	(0.06)	—	—	—	—
Class Y Shares								
Six-month period ended								
9-30-2013 (unaudited)	7.91	(0.02)[1]	0.17	0.15	—	—	—	—
Year ended 3-31-2013	7.78	0.04[1]	0.14	0.18	(0.05)	—	—	(0.05)
Year ended 3-31-2012	8.92	0.07[1]	(1.16)	(1.09)	(0.05)	—	—	(0.05)
Year ended 3-31-2011	7.81	(0.04)[1]	1.15	1.11	—	—	—	—
Year ended 3-31-2010	4.91	(0.01)[1]	2.92	2.91	—*	—	(0.01)	(0.01)
Year ended 3-31-2009	9.81	0.19	(4.45)	(4.26)	(0.31)	(0.33)	—	(0.64)

Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Annualized.

(4) Class is closed to investment.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Portfolio Turnover Rate
Class A Shares						
Six-month period ended						
9-30-2013 (unaudited)	$8.03	1.90%	$68	0.65%[3]	-0.65%[3]	1%
Year ended 3-31-2013	7.88	2.06	75	0.61	0.43	12
Year ended 3-31-2012	7.76	-12.18	78	0.60	0.59	11
Year ended 3-31-2011	8.90	14.10	88	0.60	-0.51	7
Year ended 3-31-2010	7.80	59.43	75	0.66	-0.21	13
Year ended 3-31-2009	4.90	-43.93	39	0.72	2.51	25
Class B Shares						
Six-month period ended						
9-30-2013 (unaudited)	7.79	1.43	1	1.58[3]	-1.58[3]	1
Year ended 3-31-2013	7.67	1.32	1	1.53	-0.47	12
Year ended 3-31-2012	7.58	-13.25	1	1.51	-0.34	11
Year ended 3-31-2011	8.74	13.36	2	1.49	-1.41	7
Year ended 3-31-2010	7.71	58.64	2	1.60	-1.14	13
Year ended 3-31-2009	4.86	-44.75	1	1.70	1.53	25
Class C Shares						
Six-month period ended						
9-30-2013 (unaudited)	7.83	1.56	1	1.46[3]	-1.46[3]	1
Year ended 3-31-2013	7.71	1.46	1	1.38	-0.36	12
Year ended 3-31-2012	7.60	-13.25	2	1.42	-0.24	11
Year ended 3-31-2011	8.77	13.45	2	1.39	-1.30	7
Year ended 3-31-2010	7.73	58.76	2	1.43	-0.97	13
Year ended 3-31-2009	4.87	-44.59	1	1.52	1.53	25
Class E Shares[4]						
Six-month period ended						
9-30-2013 (unaudited)	8.07	1.89	—*	0.53[3]	-0.53[3]	1
Year ended 3-31-2013	7.92	2.27	—*	0.48	0.57	12
Year ended 3-31-2012	7.79	-12.05	—*	0.48	0.70	11
Year ended 3-31-2011	8.93	14.34	—*	0.48	-0.39	7
Year ended 3-31-2010	7.81	59.40	—*	0.49	-0.06	13
Year ended 3-31-2009	4.91	-43.74	—*	0.53	2.49	25
Class I Shares						
Six-month period ended						
9-30-2013 (unaudited)	8.13	1.88	—*	0.29[3]	-0.29[3]	1
Year ended 3-31-2013	7.98	2.55	—*	0.24	0.79	12
Year ended 3-31-2012	7.84	-11.80	—*	0.24	1.00	11
Year ended 3-31-2011	8.98	14.54	—*	0.23	-0.16	7
Year ended 3-31-2010	7.84	59.76	—*	0.23	0.20	13
Year ended 3-31-2009	4.92	-43.56	—*	0.27	2.73	25
Class R Shares						
Six-month period ended						
9-30-2013 (unaudited)	8.02	1.78	—*	0.78[3]	-0.78[3]	1
Year ended 3-31-2013[5]	7.88	-0.76	—*	0.82[3]	-0.82[3]	12[6]
Class Y Shares						
Six-month period ended						
9-30-2013 (unaudited)	8.06	1.90	1	0.54[3]	-0.54[3]	1
Year ended 3-31-2013	7.91	2.29	1	0.46	0.49	12
Year ended 3-31-2012	7.78	-12.11	1	0.53	0.91	11
Year ended 3-31-2011	8.92	14.21	1	0.59	-0.50	7
Year ended 3-31-2010	7.81	59.32	—*	0.55	0.05	13
Year ended 3-31-2009	4.91	-43.84	—*	0.73	2.45	25

See Accompanying Notes to Financial Statements.

IVY MANAGED INTERNATIONAL OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Six-month period ended								
9-30-2013 (unaudited)	$ 8.98	$ 0.00[1]	$ 0.46	$ 0.46	$ —	$ —	$ —	$ —
Year ended 3-31-2013	8.70	0.11[1]	0.29	0.40	(0.12)	—	—	(0.12)
Year ended 3-31-2012	9.56	0.14[1]	(0.86)	(0.72)	(0.14)	—	—	(0.14)
Year ended 3-31-2011	8.44	0.03[1]	1.14	1.17	(0.03)	—	(0.02)	(0.05)
Year ended 3-31-2010	5.62	0.01[1]	2.85	2.86	(0.02)	—	(0.02)	(0.04)
Year ended 3-31-2009	10.06	0.21	(4.21)	(4.00)	(0.27)	(0.15)	(0.02)	(0.44)
Class B Shares								
Six-month period ended								
9-30-2013 (unaudited)	8.85	(0.04)[1]	0.46	0.42	—	—	—	—
Year ended 3-31-2013	8.59	0.04[1]	0.29	0.33	(0.07)	—	—	(0.07)
Year ended 3-31-2012	9.48	0.06[1]	(0.87)	(0.81)	(0.08)	—	—	(0.08)
Year ended 3-31-2011	8.38	(0.04)[1]	1.14	1.10	—*	—	—*	—*
Year ended 3-31-2010	5.59	(0.04)[1]	2.83	2.79	—	—	—	—
Year ended 3-31-2009	10.04	0.16[1]	(4.23)	(4.07)	(0.21)	(0.15)	(0.02)	(0.38)
Class C Shares								
Six-month period ended								
9-30-2013 (unaudited)	8.87	(0.04)[1]	0.47	0.43	—	—	—	—
Year ended 3-31-2013	8.61	0.04[1]	0.29	0.33	(0.07)	—	—	(0.07)
Year ended 3-31-2012	9.49	0.07[1]	(0.86)	(0.79)	(0.09)	—	—	(0.09)
Year ended 3-31-2011	8.40	(0.03)[1]	1.13	1.10	(0.01)	—	—*	(0.01)
Year ended 3-31-2010	5.59	(0.03)[1]	2.84	2.81	—	—	—	—
Year ended 3-31-2009	10.04	0.15[1]	(4.22)	(4.07)	(0.21)	(0.15)	(0.02)	(0.38)
Class E Shares[5]								
Six-month period ended								
9-30-2013 (unaudited)	8.99	0.00[1]	0.46	0.46	—	—	—	—
Year ended 3-31-2013	8.70	0.12[1]	0.30	0.42	(0.13)	—	—	(0.13)
Year ended 3-31-2012	9.57	0.15[1]	(0.88)	(0.73)	(0.14)	—	—	(0.14)
Year ended 3-31-2011	8.45	0.05[1]	1.13	1.18	(0.04)	—	(0.02)	(0.06)
Year ended 3-31-2010	5.62	0.01[1]	2.86	2.87	(0.02)	—	(0.02)	(0.04)
Year ended 3-31-2009	10.06	0.23	(4.23)	(4.00)	(0.28)	(0.14)	(0.02)	(0.44)
Class I Shares								
Six-month period ended								
9-30-2013 (unaudited)	9.01	0.01[1]	0.47	0.48	—	—	—	—
Year ended 3-31-2013	8.73	0.13[1]	0.30	0.43	(0.15)	—	—	(0.15)
Year ended 3-31-2012	9.58	0.16[1]	(0.85)	(0.69)	(0.16)	—	—	(0.16)
Year ended 3-31-2011	8.46	0.05[1]	1.14	1.19	(0.04)	—	(0.03)	(0.07)
Year ended 3-31-2010	5.63	0.02[1]	2.87	2.89	(0.03)	—	(0.03)	(0.06)
Year ended 3-31-2009	10.07	0.24	(4.21)	(3.97)	(0.30)	(0.15)	(0.02)	(0.47)
Class R Shares								
Six-month period ended								
9-30-2013 (unaudited)	8.97	(0.01)[1]	0.47	0.46	—	—	—	—
Year ended 3-31-2013[6]	8.88	(0.01)[1]	0.10	0.09	—	—	—	—
Class Y Shares								
Six-month period ended								
9-30-2013 (unaudited)	8.97	0.00[1]	0.46	0.46	—	—	—	—
Year ended 3-31-2013	8.69	0.12[1]	0.29	0.41	(0.13)	—	—	(0.13)
Year ended 3-31-2012	9.55	0.16[1]	(0.88)	(0.72)	(0.14)	—	—	(0.14)
Year ended 3-31-2011	8.43	0.03[1]	1.14	1.17	(0.03)	—	(0.02)	(0.05)
Year ended 3-31-2010	5.61	0.01[1]	2.85	2.86	(0.02)	—	(0.02)	(0.04)
Year ended 3-31-2009	10.06	0.22	(4.22)	(4.00)	(0.28)	(0.15)	(0.02)	(0.45)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) Class is closed to investment.

(6) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(7) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
9-30-2013 (unaudited)	$9.44	5.12%	$183	0.50%[4]	-0.08%[4]	—%	—%	1%
Year ended 3-31-2013	8.98	4.65	183	0.49	1.32	—	—	21
Year ended 3-31-2012	8.70	-7.42	185	0.50	1.58	—	—	8
Year ended 3-31-2011	9.56	13.88	188	0.50	0.38	—	—	22
Year ended 3-31-2010	8.44	50.82	152	0.55	0.30	—	—	9
Year ended 3-31-2009	5.62	-40.20	84	0.57	2.85	—	—	16
Class B Shares								
Six-month period ended								
9-30-2013 (unaudited)	9.27	4.75	2	1.40[4]	-0.97[4]	—	—	1
Year ended 3-31-2013	8.85	3.83	2	1.40	0.44	—	—	21
Year ended 3-31-2012	8.59	-8.42	3	1.39	0.66	—	—	8
Year ended 3-31-2011	9.48	13.14	3	1.36	-0.47	—	—	22
Year ended 3-31-2010	8.38	49.91	4	1.43	-0.58	—	—	9
Year ended 3-31-2009	5.59	-40.93	3	1.41	1.92	—	—	16
Class C Shares								
Six-month period ended								
9-30-2013 (unaudited)	9.30	4.73	5	1.26[4]	-0.83[4]	—	—	1
Year ended 3-31-2013	8.87	4.01	5	1.29	0.53	—	—	21
Year ended 3-31-2012	8.61	-8.25	5	1.30	0.79	—	—	8
Year ended 3-31-2011	9.49	13.05	5	1.26	-0.38	—	—	22
Year ended 3-31-2010	8.40	50.27	5	1.32	-0.46	—	—	9
Year ended 3-31-2009	5.59	-40.91	3	1.35	2.19	—	—	16
Class E Shares[5]								
Six-month period ended								
9-30-2013 (unaudited)	9.45	5.12	—*	0.41[4]	0.01[4]	—	—	1
Year ended 3-31-2013	8.99	4.86	—*	0.39	1.44	—	—	21
Year ended 3-31-2012	8.70	-7.45	—*	0.40	1.66	—	—	8
Year ended 3-31-2011	9.57	13.94	—*	0.41	0.48	—	—	22
Year ended 3-31-2010	8.45	51.16	—*	0.42	0.41	—	—	9
Year ended 3-31-2009	5.62	-40.12	—*	0.45	2.83	—	—	16
Class I Shares								
Six-month period ended								
9-30-2013 (unaudited)	9.49	5.33	1	0.17[4]	0.25[4]	—	—	1
Year ended 3-31-2013	9.01	4.97	1	0.16	1.46	—	—	21
Year ended 3-31-2012	8.73	-7.04	1	0.15	1.89	—	—	8
Year ended 3-31-2011	9.58	14.09	—*	0.16	0.54	—	—	22
Year ended 3-31-2010	8.46	51.31	—*	0.16	0.66	—	—	9
Year ended 3-31-2009	5.63	-39.86	—*	0.18	3.08	—	—	16
Class R Shares								
Six-month period ended								
9-30-2013 (unaudited)	9.43	5.13	—*	0.66[4]	-0.23[4]	—	—	1
Year ended 3-31-2013[6]	8.97	1.01	—*	0.72[4]	-0.55[4]	—	—	21[7]
Class Y Shares								
Six-month period ended								
9-30-2013 (unaudited)	9.43	5.13	1	0.41[4]	0.02[4]	—	—	1
Year ended 3-31-2013	8.97	4.77	1	0.38	1.42	—	—	21
Year ended 3-31-2012	8.69	-7.42	1	0.46	1.85	—	—	8
Year ended 3-31-2011	9.55	13.90	1	0.50	0.40	0.52	0.38	22
Year ended 3-31-2010	8.43	50.91	—*	0.55	0.28	0.58	0.25	9
Year ended 3-31-2009	5.61	-40.21	—*	0.59	2.56	0.60	2.55	16

See Accompanying Notes to Financial Statements.

IVY MICRO CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Loss	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
9-30-2013 (unaudited)	$20.45	$(0.18)[1]	$ 4.54	$ 4.36	$ —	$ —	$ —
Year ended 3-31-2013	19.27	(0.25)[1]	1.43	1.18	—	—	—
Year ended 3-31-2012	19.63	(0.29)[1]	1.27	0.98	—	(1.34)	(1.34)
Year ended 3-31-2011	15.78	(0.30)[1]	4.80	4.50	(0.05)	(0.60)	(0.65)
Year ended 3-31-2010	9.77	(0.29)[1]	6.69	6.40	—	(0.39)	(0.39)
Year ended 3-31-2009[5]	10.00	(0.02)	(0.21)	(0.23)	—	—	—
Class B Shares							
Six-month period ended							
9-30-2013 (unaudited)	19.86	(0.29)[1]	4.40	4.11	—	—	—
Year ended 3-31-2013	18.93	(0.44)[1]	1.37	0.93	—	—	—
Year ended 3-31-2012	19.27	(0.49)[1]	1.26	0.77	—	(1.11)	(1.11)
Year ended 3-31-2011	15.63	(0.52)[1]	4.71	4.19	—	(0.55)	(0.55)
Year ended 3-31-2010	9.76	(0.51)[1]	6.66	6.15	—	(0.28)	(0.28)
Year ended 3-31-2009[5]	10.00	(0.04)	(0.20)	(0.24)	—	—	—
Class C Shares							
Six-month period ended							
9-30-2013 (unaudited)	20.05	(0.26)[1]	4.45	4.19	—	—	—
Year ended 3-31-2013	19.04	(0.38)[1]	1.39	1.01	—	—	—
Year ended 3-31-2012	19.42	(0.43)[1]	1.25	0.82	—	(1.20)	(1.20)
Year ended 3-31-2011	15.69	(0.43)[1]	4.75	4.32	—	(0.59)	(0.59)
Year ended 3-31-2010	9.76	(0.44)[1]	6.68	6.24	—	(0.31)	(0.31)
Year ended 3-31-2009[5]	10.00	(0.03)	(0.21)	(0.24)	—	—	—
Class I Shares							
Six-month period ended							
9-30-2013 (unaudited)	20.65	(0.13)[1]	4.60	4.47	—	—	—
Year ended 3-31-2013	19.37	(0.17)[1]	1.45	1.28	—	—	—
Year ended 3-31-2012	19.73	(0.21)[1]	1.26	1.05	—	(1.41)	(1.41)
Year ended 3-31-2011	15.79	(0.22)[1]	4.82	4.60	(0.06)	(0.60)	(0.66)
Year ended 3-31-2010	9.77	(0.24)[1]	6.68	6.44	—	(0.42)	(0.42)
Year ended 3-31-2009[5]	10.00	(0.02)	(0.21)	(0.23)	—	—	—
Class R Shares							
Six-month period ended							
9-30-2013 (unaudited)	20.45	(0.20)[1]	4.54	4.34	—	—	—
Year ended 3-31-2013[7]	17.77	(0.10)[1]	2.78	2.68	—	—	—
Class Y Shares							
Six-month period ended							
9-30-2013 (unaudited)	20.51	(0.17)[1]	5.37	5.20	—	—	—
Year ended 3-31-2013	19.29	(0.22)[1]	1.44	1.22	—	—	—
Year ended 3-31-2012	19.64	(0.26)[1]	1.28	1.02	—	(1.37)	(1.37)
Year ended 3-31-2011	15.70	(0.26)[1]	4.78	4.52	—	(0.58)	(0.58)
Year ended 3-31-2010	9.77	(0.31)[1]	6.63	6.32	—	(0.39)	(0.39)
Year ended 3-31-2009[5]	10.00	(0.02)	(0.21)	(0.23)	—	—	—

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) For the period from February 17, 2009 (commencement of operations of the class) through March 31, 2009.

(6) For the fiscal year ended March 31, 2009.

(7) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(8) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
9-30-2013 (unaudited)	$24.81	21.32%	$142	1.71%[4]	-1.60%[4]	—%	—%	33%
Year ended 3-31-2013	20.45	6.12	80	1.78	-1.36	—	—	51
Year ended 3-31-2012	19.27	6.56	72	1.78	-1.63	—	—	78
Year ended 3-31-2011	19.63	28.73	78	1.88	-1.69	—	—	78
Year ended 3-31-2010	15.78	66.16	28	2.17	-2.08	2.79	-2.70	94
Year ended 3-31-2009[5]	9.77	-2.30	3	2.55[4]	-2.38[4]	—	—	5[6]
Class B Shares								
Six-month period ended								
9-30-2013 (unaudited)	23.97	20.63	2	2.74[4]	-2.64[4]	—	—	33
Year ended 3-31-2013	19.86	4.97	2	2.90	-2.48	—	—	51
Year ended 3-31-2012	18.93	5.28	1	2.99	-2.84	—	—	78
Year ended 3-31-2011	19.27	27.00	1	3.20	-3.02	—	—	78
Year ended 3-31-2010	15.63	63.49	—*	3.91	-3.82	4.13	-4.04	94
Year ended 3-31-2009[5]	9.76	-2.40	—*	3.49[4]	-3.32[4]	—	—	5[6]
Class C Shares								
Six-month period ended								
9-30-2013 (unaudited)	24.24	20.84	8	2.43[4]	-2.32[4]	—	—	33
Year ended 3-31-2013	20.05	5.36	5	2.55	-2.14	—	—	51
Year ended 3-31-2012	19.04	5.65	4	2.62	-2.47	—	—	78
Year ended 3-31-2011	19.42	27.72	4	2.66	-2.48	—	—	78
Year ended 3-31-2010	15.69	64.45	1	3.29	-3.19	3.51	-3.41	94
Year ended 3-31-2009[5]	9.76	-2.40	—*	3.24[4]	-3.07[4]	—	—	5[6]
Class I Shares								
Six-month period ended								
9-30-2013 (unaudited)	25.12	21.59	14	1.28[4]	-1.16[4]	—	—	33
Year ended 3-31-2013	20.65	6.66	4	1.31	-0.93	—	—	51
Year ended 3-31-2012	19.37	7.00	3	1.34	-1.19	—	—	78
Year ended 3-31-2011	19.73	29.36	3	1.41	-1.24	—	—	78
Year ended 3-31-2010	15.79	66.68	—*	1.89	-1.79	2.23	-2.13	94
Year ended 3-31-2009[5]	9.77	-2.30	—*	1.97[4]	-1.80[4]	—	—	5[6]
Class R Shares								
Six-month period ended								
9-30-2013 (unaudited)	24.79	21.22	—*	1.88[4]	-1.78[4]	—	—	33
Year ended 3-31-2013[7]	20.45	15.08	—*	1.89[4]	-1.84[4]	—	—	51[8]
Class Y Shares								
Six-month period ended								
9-30-2013 (unaudited)	25.71	25.35	2	1.57[4]	-1.46[4]	—	—	33
Year ended 3-31-2013	20.51	6.32	1	1.60	-1.21	—	—	51
Year ended 3-31-2012	19.29	6.79	1	1.59	-1.45	—	—	78
Year ended 3-31-2011	19.64	29.00	1	1.67	-1.45	—	—	78
Year ended 3-31-2010	15.70	65.38	—*	2.35	-2.27	2.57	-2.49	94
Year ended 3-31-2009[5]	9.77	-2.30	—*	2.21[4]	-2.03[4]	—	—	5[6]

See Accompanying Notes to Financial Statements.

IVY MID CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
9-30-2013 (unaudited)	$20.22	$(0.06)[1]	$ 2.27	$ 2.21	$—	$ —	$ —
Year ended 3-31-2013	18.62	(0.09)[1]	1.80	1.71	—	(0.11)	(0.11)
Year ended 3-31-2012	18.36	(0.12)[1]	0.85	0.73	—	(0.47)	(0.47)
Year ended 3-31-2011	13.95	(0.05)[1]	4.46	4.41	—	—	—
Year ended 3-31-2010	8.57	(0.06)[1]	5.44	5.38	—	—	—
Year ended 3-31-2009	12.77	(0.05)	(4.15)	(4.20)	—	—	—
Class B Shares							
Six-month period ended							
9-30-2013 (unaudited)	17.66	(0.12)[1]	1.97	1.85	—	—	—
Year ended 3-31-2013	16.42	(0.23)[1]	1.58	1.35	—	(0.11)	(0.11)
Year ended 3-31-2012	16.40	(0.25)[1]	0.74	0.49	—	(0.47)	(0.47)
Year ended 3-31-2011	12.58	(0.18)[1]	4.00	3.82	—	—	—
Year ended 3-31-2010	7.81	(0.16)[1]	4.93	4.77	—	—	—
Year ended 3-31-2009	11.79	(0.17)[1]	(3.81)	(3.98)	—	—	—
Class C Shares							
Six-month period ended							
9-30-2013 (unaudited)	18.44	(0.12)[1]	2.06	1.94	—	—	—
Year ended 3-31-2013	17.11	(0.21)[1]	1.65	1.44	—	(0.11)	(0.11)
Year ended 3-31-2012	17.04	(0.23)[1]	0.77	0.54	—	(0.47)	(0.47)
Year ended 3-31-2011	13.04	(0.15)[1]	4.15	4.00	—	—	—
Year ended 3-31-2010	8.06	(0.14)[1]	5.12	4.98	—	—	—
Year ended 3-31-2009	12.09	(0.19)	(3.84)	(4.03)	—	—	—
Class E Shares							
Six-month period ended							
9-30-2013 (unaudited)	19.90	(0.08)[1]	2.22	2.14	—	—	—
Year ended 3-31-2013	18.37	(0.14)[1]	1.78	1.64	—	(0.11)	(0.11)
Year ended 3-31-2012	18.17	(0.15)[1]	0.82	0.67	—	(0.47)	(0.47)
Year ended 3-31-2011	13.81	(0.07)[1]	4.43	4.36	—	—	—
Year ended 3-31-2010	8.48	(0.05)[1]	5.38	5.33	—	—	—
Year ended 3-31-2009	12.68	(0.06)	(4.14)	(4.20)	—	—	—
Class I Shares							
Six-month period ended							
9-30-2013 (unaudited)	21.17	(0.02)[1]	2.37	2.35	—	—	—
Year ended 3-31-2013	19.43	(0.04)[1]	1.89	1.85	—	(0.11)	(0.11)
Year ended 3-31-2012	19.07	(0.07)[1]	0.90	0.83	—	(0.47)	(0.47)
Year ended 3-31-2011	14.42	0.01[1]	4.64	4.65	—	—	—
Year ended 3-31-2010	8.81	0.00[1]	5.61	5.61	—	—	—
Year ended 3-31-2009	13.07	0.00	(4.26)	(4.26)	—	—	—
Class R Shares							
Six-month period ended							
9-30-2013 (unaudited)	20.02	(0.08)[1]	2.24	2.16	—	—	—
Year ended 3-31-2013	18.49	(0.15)[1]	1.79	1.64	—	(0.11)	(0.11)
Year ended 3-31-2012	18.27	(0.16)[1]	0.85	0.69	—	(0.47)	(0.47)
Year ended 3-31-2011	13.90	(0.08)[1]	4.45	4.37	—	—	—
Year ended 3-31-2010	8.54	(0.07)[1]	5.43	5.36	—	—	—
Year ended 3-31-2009	12.73	(0.06)	(4.13)	(4.19)	—	—	—
Class Y Shares							
Six-month period ended							
9-30-2013 (unaudited)	20.83	(0.05)[1]	2.34	2.29	—	—	—
Year ended 3-31-2013	19.17	(0.09)[1]	1.86	1.77	—	(0.11)	(0.11)
Year ended 3-31-2012	18.86	(0.10)[1]	0.88	0.78	—	(0.47)	(0.47)
Year ended 3-31-2011	14.29	(0.02)[1]	4.59	4.57	—	—	—
Year ended 3-31-2010	8.74	(0.01)[1]	5.56	5.55	—	—	—
Year ended 3-31-2009	12.97	(0.01)	(4.22)	(4.23)	—	—	—

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
9-30-2013 (unaudited)	$22.43	10.88%	$1,386	1.40%[4]	-0.57%[4]	—%	—%	16%
Year ended 3-31-2013	20.22	9.28	1,160	1.31	-0.52	—	—	32
Year ended 3-31-2012	18.62	4.29	636	1.40	-0.69	—	—	29
Year ended 3-31-2011	18.36	31.61	369	1.49	-0.34	—	—	39
Year ended 3-31-2010	13.95	62.78	162	1.65	-0.51	1.67	-0.53	40
Year ended 3-31-2009	8.57	-32.89	75	1.65	-0.39	1.78	-0.52	49
Class B Shares								
Six-month period ended								
9-30-2013 (unaudited)	19.51	10.48	24	2.14[4]	-1.32[4]	—	—	16
Year ended 3-31-2013	17.66	8.27	21	2.21	-1.42	—	—	32
Year ended 3-31-2012	16.42	3.33	17	2.35	-1.63	—	—	29
Year ended 3-31-2011	16.40	30.37	12	2.47	-1.32	—	—	39
Year ended 3-31-2010	12.58	61.08	7	2.68	-1.53	—	—	40
Year ended 3-31-2009	7.81	-33.76	4	2.92	-1.69	—	—	49
Class C Shares								
Six-month period ended								
9-30-2013 (unaudited)	20.38	10.52	236	2.05[4]	-1.23[4]	—	—	16
Year ended 3-31-2013	18.44	8.46	183	2.07	-1.28	—	—	32
Year ended 3-31-2012	17.11	3.50	135	2.14	-1.44	—	—	29
Year ended 3-31-2011	17.04	30.68	69	2.16	-1.02	—	—	39
Year ended 3-31-2010	13.04	61.79	17	2.35	-1.21	2.38	-1.24	40
Year ended 3-31-2009	8.06	-33.33	6	2.35	-1.10	2.59	-1.34	49
Class E Shares								
Six-month period ended								
9-30-2013 (unaudited)	22.04	10.75	5	1.60[4]	-0.78[4]	1.75[4]	-0.93[4]	16
Year ended 3-31-2013	19.90	8.97	4	1.60	-0.81	1.90	-1.11	32
Year ended 3-31-2012	18.37	4.00	3	1.60	-0.88	1.97	-1.25	29
Year ended 3-31-2011	18.17	31.57	3	1.60	-0.44	2.09	-0.93	39
Year ended 3-31-2010	13.81	62.85	1	1.60	-0.46	2.60	-1.46	40
Year ended 3-31-2009	8.48	-33.12	—*	1.99	-0.71	3.12	-1.84	49
Class I Shares								
Six-month period ended								
9-30-2013 (unaudited)	23.52	11.10	1,752	0.99[4]	-0.17[4]	—	—	16
Year ended 3-31-2013	21.17	9.57	1,316	1.02	-0.24	—	—	32
Year ended 3-31-2012	19.43	4.65	788	1.05	-0.38	—	—	29
Year ended 3-31-2011	19.07	32.25	116	1.08	0.04	—	—	39
Year ended 3-31-2010	14.42	63.68	6	1.14	-0.03	—	—	40
Year ended 3-31-2009	8.81	-32.59	—*	1.17	0.09	—	—	49
Class R Shares								
Six-month period ended								
9-30-2013 (unaudited)	22.18	10.79	88	1.60[4]	-0.78[4]	—	—	16
Year ended 3-31-2013	20.02	8.92	77	1.62	-0.82	—	—	32
Year ended 3-31-2012	18.49	4.09	50	1.63	-0.93	—	—	29
Year ended 3-31-2011	18.27	31.44	21	1.63	-0.48	—	—	39
Year ended 3-31-2010	13.90	62.76	4	1.67	-0.57	—	—	40
Year ended 3-31-2009	8.54	-32.91	—*	1.72	-0.45	—	—	49
Class Y Shares								
Six-month period ended								
9-30-2013 (unaudited)	23.12	10.94	607	1.24[4]	-0.42[4]	—	—	16
Year ended 3-31-2013	20.83	9.33	521	1.27	-0.48	—	—	32
Year ended 3-31-2012	19.17	4.44	439	1.25	-0.55	1.30	-0.60	29
Year ended 3-31-2011	18.86	31.98	207	1.25	-0.10	1.34	-0.19	39
Year ended 3-31-2010	14.29	63.50	54	1.25	-0.11	1.38	-0.24	40
Year ended 3-31-2009	8.74	-32.61	9	1.25	0.00	1.40	-0.15	49

See Accompanying Notes to Financial Statements.

Ivy Funds

IVY MONEY MARKET FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
9-30-2013 (unaudited)	$1.00	$0.00	$0.00	$0.00	$ —*	$—	$ —*
Year ended 3-31-2013	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2012	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2011	1.00	0.00	0.00	0.00	—*	—*	—*
Year ended 3-31-2010	1.00	0.01	0.00	0.01	(0.01)	—*	(0.01)
Year ended 3-31-2009	1.00	0.02	0.00	0.02	(0.02)	—	(0.02)
Class B Shares[5]							
Six-month period ended							
9-30-2013 (unaudited)	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2013	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2012	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2011	1.00	0.00	0.00	0.00	—*	—*	—*
Year ended 3-31-2010	1.00	0.00	0.00	0.00	—*	—*	—*
Year ended 3-31-2009	1.00	0.01	0.00	0.01	(0.01)	—	(0.01)
Class C Shares[5]							
Six-month period ended							
9-30-2013 (unaudited)	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2013	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2012	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2011	1.00	0.00	0.00	0.00	—*	—*	—*
Year ended 3-31-2010	1.00	0.00	0.00	0.00	—*	—*	—*
Year ended 3-31-2009	1.00	0.01	0.00	0.01	(0.01)	—	(0.01)
Class E Shares							
Six-month period ended							
9-30-2013 (unaudited)	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2013	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2012	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2011	1.00	0.00	0.00	0.00	—*	—*	—*
Year ended 3-31-2010	1.00	0.00	0.00	0.00	—*	—*	—*
Year ended 3-31-2009	1.00	0.01	0.00	0.01	(0.01)	—	(0.01)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These shares are not available for direct investment. However, they are available by exchange from Class B or Class C shares of another Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]
Class A Shares							
Six-month period ended							
9-30-2013 (unaudited)	$1.00	0.01%	$154	0.22%[4]	0.02%[4]	0.67%[4]	-0.43%[4]
Year ended 3-31-2013	1.00	0.02	128	0.31	0.02	0.67	-0.34
Year ended 3-31-2012	1.00	0.02	171	0.28	0.02	0.66	-0.36
Year ended 3-31-2011	1.00	0.04	159	0.43	0.02	0.69	-0.24
Year ended 3-31-2010	1.00	0.53	195	0.65	0.50	0.65	0.50
Year ended 3-31-2009	1.00	1.65	219	0.73	1.51	—	—
Class B Shares[5]							
Six-month period ended							
9-30-2013 (unaudited)	1.00	0.01	9	0.22[4]	0.02[4]	1.69[4]	-1.45[4]
Year ended 3-31-2013	1.00	0.02	8	0.31	0.02	1.70	-1.37
Year ended 3-31-2012	1.00	0.02	8	0.28	0.02	1.73	-1.43
Year ended 3-31-2011	1.00	0.04	7	0.43	0.02	1.80	-1.35
Year ended 3-31-2010	1.00	0.16	9	1.07	0.16	1.75	-0.52
Year ended 3-31-2009	1.00	0.74	19	1.61	0.58	1.70	0.49
Class C Shares[5]							
Six-month period ended							
9-30-2013 (unaudited)	1.00	0.01	45	0.22[4]	0.02[4]	1.63[4]	-1.39[4]
Year ended 3-31-2013	1.00	0.02	35	0.31	0.02	1.65	-1.32
Year ended 3-31-2012	1.00	0.02	41	0.28	0.02	1.64	-1.34
Year ended 3-31-2011	1.00	0.04	32	0.43	0.02	1.67	-1.22
Year ended 3-31-2010	1.00	0.16	39	1.08	0.16	1.67	-0.43
Year ended 3-31-2009	1.00	0.78	91	1.58	0.58	1.63	0.53
Class E Shares							
Six-month period ended							
9-30-2013 (unaudited)	1.00	0.01	5	0.22[4]	0.02[4]	0.74[4]	-0.50[4]
Year ended 3-31-2013	1.00	0.02	5	0.31	0.02	0.75	-0.42
Year ended 3-31-2012	1.00	0.02	4	0.28	0.02	0.78	-0.48
Year ended 3-31-2011	1.00	0.04	3	0.43	0.02	0.79	-0.34
Year ended 3-31-2010	1.00	0.49	4	0.69	0.49	0.70	0.48
Year ended 3-31-2009	1.00	1.51	5	0.88	1.31	—	—

See Accompanying Notes to Financial Statements.

IVY MUNICIPAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
9-30-2013 (unaudited)	$12.19	$0.16	$(0.63)	$(0.47)	$(0.16)	$—	$(0.16)
Year ended 3-31-2013	11.88	0.34	0.31	0.65	(0.34)	—	(0.34)
Year ended 3-31-2012	10.95	0.42	0.93	1.35	(0.42)	—	(0.42)
Year ended 3-31-2011	11.16	0.43	(0.21)	0.22	(0.43)	—	(0.43)
Year ended 3-31-2010	10.41	0.45	0.75	1.20	(0.45)	—	(0.45)
Year ended 3-31-2009	10.80	0.39	(0.39)	0.00	(0.39)	—	(0.39)
Class B Shares							
Six-month period ended							
9-30-2013 (unaudited)	12.19	0.12	(0.63)	(0.51)	(0.12)	—	(0.12)
Year ended 3-31-2013	11.88	0.25	0.31	0.56	(0.25)	—	(0.25)
Year ended 3-31-2012	10.95	0.33	0.93	1.26	(0.33)	—	(0.33)
Year ended 3-31-2011	11.16	0.34	(0.21)	0.13	(0.34)	—	(0.34)
Year ended 3-31-2010	10.41	0.36	0.75	1.11	(0.36)	—	(0.36)
Year ended 3-31-2009	10.80	0.31	(0.39)	(0.08)	(0.31)	—	(0.31)
Class C Shares							
Six-month period ended							
9-30-2013 (unaudited)	12.19	0.12	(0.63)	(0.51)	(0.12)	—	(0.12)
Year ended 3-31-2013	11.88	0.25	0.31	0.56	(0.25)	—	(0.25)
Year ended 3-31-2012	10.95	0.33	0.93	1.26	(0.33)	—	(0.33)
Year ended 3-31-2011	11.16	0.34	(0.21)	0.13	(0.34)	—	(0.34)
Year ended 3-31-2010	10.41	0.37	0.75	1.12	(0.37)	—	(0.37)
Year ended 3-31-2009	10.80	0.31	(0.39)	(0.08)	(0.31)	—	(0.31)
Class I Shares							
Six-month period ended							
9-30-2013 (unaudited)	12.19	0.17	(0.63)	(0.46)	(0.17)	—	(0.17)
Year ended 3-31-2013	11.88	0.36	0.31	0.67	(0.36)	—	(0.36)
Year ended 3-31-2012	10.95	0.44	0.93	1.37	(0.44)	—	(0.44)
Year ended 3-31-2011	11.16	0.45	(0.21)	0.24	(0.45)	—	(0.45)
Year ended 3-31-2010[5]	11.10	0.19	0.06	0.25	(0.19)	—	(0.19)
Class Y Shares							
Six-month period ended							
9-30-2013 (unaudited)	12.19	0.16	(0.63)	(0.47)	(0.16)	—	(0.16)
Year ended 3-31-2013	11.88	0.34	0.31	0.65	(0.34)	—	(0.34)
Year ended 3-31-2012	10.95	0.42	0.93	1.35	(0.42)	—	(0.42)
Year ended 3-31-2011	11.16	0.43	(0.21)	0.22	(0.43)	—	(0.43)
Year ended 3-31-2010[7]	11.30	0.22	(0.14)	0.08	(0.22)	—	(0.22)
Period ended 9-24-2009[8]	10.80	0.14	(0.36)	(0.22)	(0.14)	—	(0.14)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) For the period from November 4, 2009 (commencement of operations of the class) through March 31, 2010.

(6) For the fiscal year ended March 31, 2010.

(7) For the period from October 8, 2009 (recommencement of operations) through March 31, 2010.

(8) For the period from April 1, 2008 through September 24, 2008 when all outstanding Class Y shares were redeemed at the ending net asset value shown.

(9) For the fiscal year ended March 31, 2009.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
9-30-2013 (unaudited)	$11.56	-3.86%	$117	1.01%[4]	2.74%[4]	—%	—%	4%
Year ended 3-31-2013	12.19	5.50	133	1.01	2.77	—	—	6
Year ended 3-31-2012	11.88	12.49	97	1.06	3.60	—	—	4
Year ended 3-31-2011	10.95	1.89	64	1.10	3.79	—	—	6
Year ended 3-31-2010	11.16	11.66	46	1.15	4.09	—	—	18
Year ended 3-31-2009	10.41	0.09	33	1.24	3.76	—	—	26
Class B Shares								
Six-month period ended								
9-30-2013 (unaudited)	11.56	-4.22	3	1.77[4]	1.98[4]	—	—	4
Year ended 3-31-2013	12.19	4.72	4	1.75	2.04	—	—	6
Year ended 3-31-2012	11.88	11.67	3	1.81	2.83	—	—	4
Year ended 3-31-2011	10.95	1.10	2	1.88	3.00	—	—	6
Year ended 3-31-2010	11.16	10.75	2	1.92	3.33	—	—	18
Year ended 3-31-2009	10.41	-0.71	2	2.02	2.98	—	—	26
Class C Shares								
Six-month period ended								
9-30-2013 (unaudited)	11.56	-4.22	22	1.77[4]	1.98[4]	—	—	4
Year ended 3-31-2013	12.19	4.71	31	1.76	2.03	—	—	6
Year ended 3-31-2012	11.88	11.65	28	1.82	2.85	—	—	4
Year ended 3-31-2011	10.95	1.12	20	1.86	3.02	—	—	6
Year ended 3-31-2010	11.16	10.84	23	1.90	3.34	—	—	18
Year ended 3-31-2009	10.41	-0.69	22	2.00	3.00	—	—	26
Class I Shares								
Six-month period ended								
9-30-2013 (unaudited)	11.56	-3.76	1	0.81[4]	2.93[4]	—	—	4
Year ended 3-31-2013	12.19	5.72	2	0.80	2.94	—	—	6
Year ended 3-31-2012	11.88	12.75	1	0.85	3.79	—	—	4
Year ended 3-31-2011	10.95	2.10	1	0.88	4.02	—	—	6
Year ended 3-31-2010[5]	11.16	2.27	—*	0.91[4]	4.32[4]	—	—	18[6]
Class Y Shares								
Six-month period ended								
9-30-2013 (unaudited)	11.56	-3.87	1	1.01[4]	2.74[4]	1.06[4]	2.69[4]	4
Year ended 3-31-2013	12.19	5.49	1	1.01	2.78	1.06	2.73	6
Year ended 3-31-2012	11.88	12.51	1	1.06	3.63	1.11	3.58	4
Year ended 3-31-2011	10.95	1.90	1	1.10	3.78	1.13	3.75	6
Year ended 3-31-2010[7]	11.16	0.68	—*	1.15[4]	4.10[4]	1.17[4]	4.08[4]	18[6]
Period ended 9-24-2009[8]	10.44	-2.08	—	1.51[4]	3.42[4]	—	—	26[9]

See Accompanying Notes to Financial Statements.

IVY MUNICIPAL HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
9-30-2013 (unaudited)	$5.47	$0.11[3]	$(0.50)	$(0.39)	$(0.11)	$ —	$(0.11)
Year ended 3-31-2013	5.23	0.21[3]	0.24	0.45	(0.21)	—	(0.21)
Year ended 3-31-2012	4.75	0.25[3]	0.48	0.73	(0.25)	—	(0.25)
Year ended 3-31-2011	4.84	0.22[3]	(0.09)	0.13	(0.22)	—*	(0.22)
Year ended 3-31-2010[5]	4.21	0.22[3]	0.63	0.85	(0.21)	(0.01)	(0.22)
Class B Shares							
Six-month period ended							
9-30-2013 (unaudited)	5.47	0.09[3]	(0.50)	(0.41)	(0.09)	—	(0.09)
Year ended 3-31-2013	5.23	0.17[3]	0.24	0.41	(0.17)	—	(0.17)
Year ended 3-31-2012	4.75	0.20[3]	0.49	0.69	(0.21)	—	(0.21)
Year ended 3-31-2011	4.84	0.18[3]	(0.09)	0.09	(0.18)	—*	(0.18)
Year ended 3-31-2010[5]	4.21	0.17[3]	0.64	0.81	(0.17)	(0.01)	(0.18)
Class C Shares							
Six-month period ended							
9-30-2013 (unaudited)	5.47	0.09[3]	(0.50)	(0.41)	(0.09)	—	(0.09)
Year ended 3-31-2013	5.23	0.17[3]	0.24	0.41	(0.17)	—	(0.17)
Year ended 3-31-2012	4.75	0.21[3]	0.48	0.69	(0.21)	—	(0.21)
Year ended 3-31-2011	4.84	0.19[3]	(0.09)	0.10	(0.19)	—*	(0.19)
Year ended 3-31-2010[5]	4.21	0.18[3]	0.63	0.81	(0.17)	(0.01)	(0.18)
Class I Shares							
Six-month period ended							
9-30-2013 (unaudited)	5.47	0.12[3]	(0.50)	(0.38)	(0.12)	—	(0.12)
Year ended 3-31-2013	5.23	0.22[3]	0.24	0.46	(0.22)	—	(0.22)
Year ended 3-31-2012	4.75	0.25[3]	0.48	0.73	(0.25)	—	(0.25)
Year ended 3-31-2011	4.84	0.24[3]	(0.09)	0.15	(0.24)	—*	(0.24)
Six-month period ended							
3-31-2010 (unaudited)[6]	4.21	0.23[3]	0.63	0.86	(0.22)	(0.01)	(0.23)
Six-month period ended							
5-17-2009 (unaudited)[7]	4.48	0.16[3]	(0.27)	(0.11)	(0.16)	—	(0.16)
Year ended 9-30-2008[7]	5.00	0.24	(0.51)	(0.27)	(0.25)	—	(0.25)
Year ended 9-30-2007[7]	5.10	0.25	(0.10)	0.15	(0.25)	—	(0.25)
Class Y Shares							
Six-month period ended							
9-30-2013 (unaudited)	5.47	0.11[3]	(0.50)	(0.39)	(0.11)	—	(0.11)
Year ended 3-31-2013	5.23	0.21[3]	0.24	0.45	(0.21)	—	(0.21)
Year ended 3-31-2012	4.75	0.24[3]	0.49	0.73	(0.25)	—	(0.25)
Year ended 3-31-2011	4.84	0.22[3]	(0.09)	0.13	(0.22)	—*	(0.22)
Year ended 3-31-2010[5]	4.21	0.15[3]	0.64	0.79	(0.15)	(0.01)	(0.16)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Annualized.

(5) For the period from May 18, 2009 (commencement of operations of the class) through March 31, 2010.

(6) The Ivy Municipal High Income Fund commenced operations on May 18, 2009 after the reorganization of the Class Y shares of Waddell & Reed Advisors Municipal High Income Fund into Class I shares of the Fund. The information shown is for a share outstanding during the fiscal period from May 18, 2009 through March 31, 2010 for Ivy Municipal High Income Fund.

(7) The information shown is for a share outstanding during the fiscal year or period ended for Class Y of the Waddell & Reed Advisors Municipal High Income Fund prior to the reorganization.

(8) The return shown for Class Y is hypothetical because there were no shares or assets for the period from July 28, 2009 through October 7, 2009. Class A data has been substituted for Class Y data during that period. .

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
9-30-2013 (unaudited)	$4.97	-7.14%	$403	0.85%[4]	4.27%[4]	0.86%[4]	4.26%[4]	14%
Year ended 3-31-2013	5.47	8.71	545	0.84	3.91	0.85	3.90	9
Year ended 3-31-2012	5.23	15.62	384	0.87	4.88	0.90	4.85	4
Year ended 3-31-2011	4.75	2.71	146	0.94	4.63	0.98	4.59	13
Year ended 3-31-2010[5]	4.84	20.45	25	0.95[4]	5.41[4]	1.68[4]	4.68[4]	14[4]
Class B Shares								
Six-month period ended								
9-30-2013 (unaudited)	4.97	-7.52	15	1.69[4]	3.45[4]	1.70[4]	3.44[4]	14
Year ended 3-31-2013	5.47	7.86	19	1.62	3.12	1.63	3.11	9
Year ended 3-31-2012	5.23	14.70	12	1.67	4.07	1.70	4.04	4
Year ended 3-31-2011	4.75	1.87	4	1.72	3.82	1.76	3.78	13
Year ended 3-31-2010[5]	4.84	19.59	2	1.72[4]	4.52[4]	2.38[4]	3.86[4]	14[4]
Class C Shares								
Six-month period ended								
9-30-2013 (unaudited)	4.97	-7.48	241	1.59[4]	3.54[4]	1.60[4]	3.53[4]	14
Year ended 3-31-2013	5.47	7.92	323	1.57	3.17	1.59	3.15	9
Year ended 3-31-2012	5.23	14.77	198	1.62	4.12	1.65	4.09	4
Year ended 3-31-2011	4.75	1.91	65	1.67	3.89	1.71	3.85	13
Year ended 3-31-2010[5]	4.84	19.55	8	1.76[4]	4.54[4]	2.42[4]	3.88[4]	14[4]
Class I Shares								
Six-month period ended								
9-30-2013 (unaudited)	4.97	-7.05	577	0.68[4]	4.44[4]	0.69[4]	4.43[4]	14
Year ended 3-31-2013	5.47	8.88	749	0.68	4.06	0.69	4.05	9
Year ended 3-31-2012	5.23	15.82	416	0.70	5.04	0.74	5.00	4
Year ended 3-31-2011	4.75	2.98	131	0.70	4.90	0.79	4.81	13
Six-month period ended								
3-31-2010 (unaudited)[6]	4.84	20.68	8	0.70[4]	5.77[4]	1.53[4]	4.94[4]	14[4]
Six-month period ended								
5-17-2009 (unaudited)[7]	4.21	-4.72	—*	0.87[4]	6.35[4]	0.91[4]	6.31[4]	28[4]
Year ended 9-30-2008[7]	4.48	-5.67	—*	0.70	5.03	0.74	4.99	26
Year ended 9-30-2007[7]	5.00	2.92	—*	0.75	4.90	0.79	4.86	33
Class Y Shares								
Six-month period ended								
9-30-2013 (unaudited)	4.97	-7.14	20	0.85[4]	4.24[4]	0.95[4]	4.14[4]	14
Year ended 3-31-2013	5.47	8.71	34	0.84	3.92	0.94	3.82	9
Year ended 3-31-2012	5.23	15.65	26	0.87	4.83	0.99	4.71	4
Year ended 3-31-2011	4.75	2.73	6	0.94	4.76	1.05	4.65	13
Year ended 3-31-2010[5]	4.84	19.02[8]	1	1.10[4]	5.10[4]	1.76[4]	4.44[4]	14[4]

See Accompanying Notes to Financial Statements.

IVY PACIFIC OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
9-30-2013 (unaudited)	$13.88	$ 0.09[1]	$(0.05)	$ 0.04	$ —	$ —	$ —
Year ended 3-31-2013	13.98	0.03[1]	(0.03)	0.00	(0.10)	—	(0.10)
Year ended 3-31-2012	16.94	0.01[1]	(2.39)	(2.38)	(0.06)	(0.52)	(0.58)
Year ended 3-31-2011	14.84	(0.01)[1]	2.11	2.10	—	—	—
Year ended 3-31-2010	8.86	(0.08)[1]	6.06	5.98	—	—	—
Year ended 3-31-2009	17.61	0.05	(6.96)	(6.91)	—	(1.84)	(1.84)
Class B Shares							
Six-month period ended							
9-30-2013 (unaudited)	11.78	0.00[1]	(0.05)	(0.05)	—	—	—
Year ended 3-31-2013	11.92	(0.10)[1]	(0.04)	(0.14)	—*	—	—*
Year ended 3-31-2012	14.64	(0.13)[1]	(2.07)	(2.20)	—	(0.52)	(0.52)
Year ended 3-31-2011	12.97	(0.15)[1]	1.82	1.67	—	—	—
Year ended 3-31-2010	7.83	(0.19)[1]	5.33	5.14	—	—	—
Year ended 3-31-2009	16.01	(0.09)	(6.30)	(6.39)	—	(1.79)	(1.79)
Class C Shares							
Six-month period ended							
9-30-2013 (unaudited)	12.23	0.03[1]	(0.05)	(0.02)	—	—	—
Year ended 3-31-2013	12.36	(0.06)[1]	(0.03)	(0.09)	(0.04)	—	(0.04)
Year ended 3-31-2012	15.10	(0.08)[1]	(2.14)	(2.22)	—	(0.52)	(0.52)
Year ended 3-31-2011	13.33	(0.10)[1]	1.87	1.77	—	—	—
Year ended 3-31-2010	8.01	(0.17)[1]	5.49	5.32	—	—	—
Year ended 3-31-2009	16.27	(0.09)	(6.37)	(6.46)	—	(1.80)	(1.80)
Class E Shares[4]							
Six-month period ended							
9-30-2013 (unaudited)	14.04	0.12[1]	(0.06)	0.06	—	—	—
Year ended 3-31-2013	14.12	0.09[1]	(0.03)	0.06	(0.14)	—	(0.14)
Year ended 3-31-2012	17.15	0.06[1]	(2.41)	(2.35)	(0.16)	(0.52)	(0.68)
Year ended 3-31-2011	14.98	0.05[1]	2.12	2.17	—	—	—
Year ended 3-31-2010	8.90	(0.01)[1]	6.09	6.08	—	—	—
Year ended 3-31-2009	17.62	0.07	(6.93)	(6.86)	—	(1.86)	(1.86)
Class I Shares							
Six-month period ended							
9-30-2013 (unaudited)	14.23	0.13[1]	(0.06)	0.07	—	—	—
Year ended 3-31-2013	14.30	0.10[1]	(0.02)	0.08	(0.15)	—	(0.15)
Year ended 3-31-2012	17.39	0.08[1]	(2.46)	(2.38)	(0.19)	(0.52)	(0.71)
Year ended 3-31-2011	15.16	0.05[1]	2.18	2.23	—	—	—
Year ended 3-31-2010	9.00	(0.01)[1]	6.17	6.16	—	—	—
Year ended 3-31-2009	17.77	0.10[1]	(7.00)	(6.90)	—	(1.87)	(1.87)
Class R Shares							
Six-month period ended							
9-30-2013 (unaudited)	13.87	0.08[1]	(0.05)	0.03	—	—	—
Year ended 3-31-2013[5]	14.07	(0.04)[1]	(0.16)	(0.20)	—	—	—
Class Y Shares							
Six-month period ended							
9-30-2013 (unaudited)	14.13	0.11[1]	(0.05)	0.06	—	—	—
Year ended 3-31-2013	14.22	0.09[1]	(0.05)	0.04	(0.13)	—	(0.13)
Year ended 3-31-2012	17.25	0.05[1]	(2.44)	(2.39)	(0.12)	(0.52)	(0.64)
Year ended 3-31-2011	15.08	0.03[1]	2.14	2.17	—	—	—
Year ended 3-31-2010	8.98	(0.05)[1]	6.15	6.10	—	—	—
Year ended 3-31-2009	17.75	0.08	(6.99)	(6.91)	—	(1.86)	(1.86)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Annualized.

(4) Class is closed to investment.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Portfolio Turnover Rate
Class A Shares						
Six-month period ended						
9-30-2013 (unaudited)	$13.92	0.29%	$414	1.73%[3]	1.33%[3]	70%
Year ended 3-31-2013	13.88	-0.02	491	1.74	0.25	142
Year ended 3-31-2012	13.98	-13.71	504	1.75	0.04	97
Year ended 3-31-2011	16.94	14.15	600	1.72	-0.07	137
Year ended 3-31-2010	14.84	67.50	514	1.83	-0.61	81
Year ended 3-31-2009	8.86	-38.76	239	1.92	0.37	112
Class B Shares						
Six-month period ended						
9-30-2013 (unaudited)	11.73	-0.42	6	3.00[3]	0.07[3]	70
Year ended 3-31-2013	11.78	-1.13	8	2.94	-0.88	142
Year ended 3-31-2012	11.92	-14.69	10	2.88	-1.03	97
Year ended 3-31-2011	14.64	12.88	16	2.81	-1.07	137
Year ended 3-31-2010	12.97	65.65	17	2.91	-1.64	81
Year ended 3-31-2009	7.83	-39.46	10	3.07	-0.77	112
Class C Shares						
Six-month period ended						
9-30-2013 (unaudited)	12.21	-0.16	13	2.57[3]	0.47[3]	70
Year ended 3-31-2013	12.23	-0.77	16	2.53	-0.48	142
Year ended 3-31-2012	12.36	-14.37	20	2.51	-0.63	97
Year ended 3-31-2011	15.10	13.28	32	2.46	-0.73	137
Year ended 3-31-2010	13.33	66.42	35	2.56	-1.38	81
Year ended 3-31-2009	8.01	-39.22	16	2.69	-0.36	112
Class E Shares[4]						
Six-month period ended						
9-30-2013 (unaudited)	14.10	0.43	—*	1.33[3]	1.69[3]	70
Year ended 3-31-2013	14.04	0.40	—*	1.34	0.64	142
Year ended 3-31-2012	14.12	-13.32	—*	1.37	0.41	97
Year ended 3-31-2011	17.15	14.49	—*	1.36	0.30	137
Year ended 3-31-2010	14.98	68.32	—*	1.42	-0.11	81
Year ended 3-31-2009	8.90	-38.43	—*	1.44	0.79	112
Class I Shares						
Six-month period ended						
9-30-2013 (unaudited)	14.30	0.49	136	1.21[3]	1.82[3]	70
Year ended 3-31-2013	14.23	0.55	147	1.22	0.69	142
Year ended 3-31-2012	14.30	-13.28	138	1.25	0.52	97
Year ended 3-31-2011	17.39	14.71	159	1.24	0.28	137
Year ended 3-31-2010	15.16	68.44	104	1.29	-0.11	81
Year ended 3-31-2009	9.00	-38.34	45	1.31	0.81	112
Class R Shares						
Six-month period ended						
9-30-2013 (unaudited)	13.90	0.14	—*	1.82[3]	1.21[3]	70
Year ended 3-31-2013[5]	13.87	-1.35	—*	1.80[3]	-1.09[3]	142[6]
Class Y Shares						
Six-month period ended						
9-30-2013 (unaudited)	14.19	0.35	4	1.46[3]	1.57[3]	70
Year ended 3-31-2013	14.13	0.31	5	1.47	0.63	142
Year ended 3-31-2012	14.22	-13.48	6	1.50	0.30	97
Year ended 3-31-2011	17.25	14.39	9	1.50	0.22	137
Year ended 3-31-2010	15.08	67.93	9	1.55	-0.38	81
Year ended 3-31-2009	8.98	-38.47	4	1.57	0.69	112

See Accompanying Notes to Financial Statements.

IVY SMALL CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Loss	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
9-30-2013 (unaudited)	$16.33	$(0.10)[1]	$ 2.44	$ 2.34	$—	$ —	$ —
Year ended 3-31-2013	14.51	(0.14)[1]	2.35	2.21	—	(0.39)	(0.39)
Year ended 3-31-2012	15.39	(0.17)[1]	(0.21)	(0.38)	—	(0.50)	(0.50)
Year ended 3-31-2011	11.40	(0.13)[1]	4.12	3.99	—	—	—
Year ended 3-31-2010	7.08	(0.12)[1]	4.44	4.32	—	—	—
Year ended 3-31-2009	10.31	(0.12)	(3.04)	(3.16)	—	(0.07)	(0.07)
Class B Shares							
Six-month period ended							
9-30-2013 (unaudited)	13.95	(0.15)[1]	2.07	1.92	—	—	—
Year ended 3-31-2013	12.57	(0.25)[1]	2.02	1.77	—	(0.39)	(0.39)
Year ended 3-31-2012	13.56	(0.28)[1]	(0.21)	(0.49)	—	(0.50)	(0.50)
Year ended 3-31-2011	10.15	(0.23)[1]	3.64	3.41	—	—	—
Year ended 3-31-2010	6.37	(0.20)[1]	3.98	3.78	—	—	—
Year ended 3-31-2009	9.39	(0.37)	(2.58)	(2.95)	—	(0.07)	(0.07)
Class C Shares							
Six-month period ended							
9-30-2013 (unaudited)	14.63	(0.14)[1]	2.18	2.04	—	—	—
Year ended 3-31-2013	13.12	(0.21)[1]	2.11	1.90	—	(0.39)	(0.39)
Year ended 3-31-2012	14.07	(0.24)[1]	(0.21)	(0.45)	—	(0.50)	(0.50)
Year ended 3-31-2011	10.49	(0.20)[1]	3.78	3.58	—	—	—
Year ended 3-31-2010	6.56	(0.16)[1]	4.09	3.93	—	—	—
Year ended 3-31-2009	9.62	(0.28)	(2.71)	(2.99)	—	(0.07)	(0.07)
Class E Shares							
Six-month period ended							
9-30-2013 (unaudited)	16.27	(0.11)[1]	2.43	2.32	—	—	—
Year ended 3-31-2013	14.47	(0.15)[1]	2.34	2.19	—	(0.39)	(0.39)
Year ended 3-31-2012	15.36	(0.18)[1]	(0.21)	(0.39)	—	(0.50)	(0.50)
Year ended 3-31-2011	11.38	(0.14)[1]	4.12	3.98	—	—	—
Year ended 3-31-2010	7.06	(0.11)[1]	4.43	4.32	—	—	—
Year ended 3-31-2009	10.29	(0.13)[1]	(3.03)	(3.16)	—	(0.07)	(0.07)
Class I Shares							
Six-month period ended							
9-30-2013 (unaudited)	19.26	(0.08)[1]	2.88	2.80	—	—	—
Year ended 3-31-2013	16.98	(0.09)[1]	2.76	2.67	—	(0.39)	(0.39)
Year ended 3-31-2012	17.83	(0.13)[1]	(0.22)	(0.35)	—	(0.50)	(0.50)
Year ended 3-31-2011	13.14	(0.09)[1]	4.78	4.69	—	—	—
Year ended 3-31-2010	8.12	(0.07)[1]	5.09	5.02	—	—	—
Year ended 3-31-2009	11.73	(0.07)[1]	(3.47)	(3.54)	—	(0.07)	(0.07)
Class R Shares							
Six-month period ended							
9-30-2013 (unaudited)	16.26	(0.12)[1]	2.43	2.31	—	—	—
Year ended 3-31-2013	14.48	(0.17)[1]	2.34	2.17	—	(0.39)	(0.39)
Year ended 3-31-2012	15.38	(0.19)[1]	(0.21)	(0.40)	—	(0.50)	(0.50)
Year ended 3-31-2011	11.40	(0.15)[1]	4.13	3.98	—	—	—
Year ended 3-31-2010	7.08	(0.12)[1]	4.44	4.32	—	—	—
Year ended 3-31-2009	10.30	(0.15)	(3.00)	(3.15)	—	(0.07)	(0.07)
Class Y Shares							
Six-month period ended							
9-30-2013 (unaudited)	18.66	(0.10)[1]	2.79	2.69	—	—	—
Year ended 3-31-2013	16.50	(0.13)[1]	2.68	2.55	—	(0.39)	(0.39)
Year ended 3-31-2012	17.38	(0.16)[1]	(0.22)	(0.38)	—	(0.50)	(0.50)
Year ended 3-31-2011	12.85	(0.12)[1]	4.65	4.53	—	—	—
Year ended 3-31-2010	7.96	(0.10)[1]	4.99	4.89	—	—	—
Year ended 3-31-2009	11.53	(0.10)[1]	(3.40)	(3.50)	—	(0.07)	(0.07)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
9-30-2013 (unaudited)	$18.67	14.33%	$351	1.44%[4]	-1.16%[4]	—%	—%	25%
Year ended 3-31-2013	16.33	15.70	281	1.49	-0.97	—	—	38
Year ended 3-31-2012	14.51	-1.98	241	1.50	-1.21	—	—	65
Year ended 3-31-2011	15.39	35.00	240	1.51	-1.05	—	—	53
Year ended 3-31-2010	11.40	61.02	132	1.66	-1.24	—	—	72
Year ended 3-31-2009	7.08	-30.58	66	1.71	-1.38	—	—	85
Class B Shares								
Six-month period ended								
9-30-2013 (unaudited)	15.87	13.76	12	2.38[4]	-2.10[4]	—	—	25
Year ended 3-31-2013	13.95	14.61	11	2.49	-1.96	—	—	38
Year ended 3-31-2012	12.57	-3.07	10	2.57	-2.27	—	—	65
Year ended 3-31-2011	13.56	33.60	11	2.54	-2.08	—	—	53
Year ended 3-31-2010	10.15	59.34	8	2.77	-2.34	—	—	72
Year ended 3-31-2009	6.37	-31.35	6	2.75	-2.43	—	—	85
Class C Shares								
Six-month period ended								
9-30-2013 (unaudited)	16.67	13.94	212	2.10[4]	-1.82[4]	—	—	25
Year ended 3-31-2013	14.63	15.00	189	2.13	-1.61	—	—	38
Year ended 3-31-2012	13.12	-2.67	181	2.17	-1.87	—	—	65
Year ended 3-31-2011	14.07	34.13	207	2.18	-1.71	—	—	53
Year ended 3-31-2010	10.49	59.91	154	2.29	-1.86	—	—	72
Year ended 3-31-2009	6.56	-31.01	103	2.34	-2.01	—	—	85
Class E Shares								
Six-month period ended								
9-30-2013 (unaudited)	18.59	14.26	4	1.56[4]	-1.28[4]	1.93[4]	-1.65[4]	25
Year ended 3-31-2013	16.27	15.61	3	1.56	-1.03	2.06	-1.53	38
Year ended 3-31-2012	14.47	-2.05	3	1.56	-1.27	2.08	-1.79	65
Year ended 3-31-2011	15.36	34.97	3	1.56	-1.08	2.17	-1.69	53
Year ended 3-31-2010	11.38	61.19	1	1.56	-1.14	2.69	-2.27	72
Year ended 3-31-2009	7.06	-30.64	1	1.90	-1.57	2.82	-2.49	85
Class I Shares								
Six-month period ended								
9-30-2013 (unaudited)	22.06	14.54	220	1.06[4]	-0.78[4]	—	—	25
Year ended 3-31-2013	19.26	16.13	176	1.07	-0.54	—	—	38
Year ended 3-31-2012	16.98	-1.54	119	1.07	-0.79	—	—	65
Year ended 3-31-2011	17.83	35.69	84	1.07	-0.61	—	—	53
Year ended 3-31-2010	13.14	61.82	8	1.10	-0.68	—	—	72
Year ended 3-31-2009	8.12	-30.12	4	1.09	-0.76	—	—	85
Class R Shares								
Six-month period ended								
9-30-2013 (unaudited)	18.57	14.21	33	1.67[4]	-1.39[4]	—	—	25
Year ended 3-31-2013	16.26	15.45	22	1.67	-1.15	—	—	38
Year ended 3-31-2012	14.48	-2.11	17	1.66	-1.37	—	—	65
Year ended 3-31-2011	15.38	34.91	15	1.62	-1.16	—	—	53
Year ended 3-31-2010	11.40	61.02	4	1.64	-1.24	—	—	72
Year ended 3-31-2009	7.08	-30.52	—*	1.63	-1.30	—	—	85
Class Y Shares								
Six-month period ended								
9-30-2013 (unaudited)	21.35	14.42	263	1.31[4]	-1.03[4]	—	—	25
Year ended 3-31-2013	18.66	15.87	220	1.31	-0.79	—	—	38
Year ended 3-31-2012	16.50	-1.75	207	1.32	-1.03	—	—	65
Year ended 3-31-2011	17.38	35.25	222	1.33	-0.86	—	—	53
Year ended 3-31-2010	12.85	61.43	124	1.35	-0.92	—	—	72
Year ended 3-31-2009	7.96	-30.30	70	1.34	-1.01	—	—	85

See Accompanying Notes to Financial Statements.

IVY SMALL CAP VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
9-30-2013 (unaudited)	$17.23	$(0.05)[1]	$ 1.55	$ 1.50	$ —	$ —	$ —
Year ended 3-31-2013	14.96	0.02[1]	2.82	2.84	—	(0.57)	(0.57)
Year ended 3-31-2012	18.12	0.00[1]	(1.69)	(1.69)	(0.01)	(1.46)	(1.47)
Year ended 3-31-2011	14.99	0.03[1]	3.10	3.13	—	—	—
Year ended 3-31-2010	9.87	(0.07)[1]	5.19	5.12	—	—	—
Year ended 3-31-2009	12.96	(0.06)	(3.03)	(3.09)	—	—	—
Class B Shares							
Six-month period ended							
9-30-2013 (unaudited)	15.39	(0.12)[1]	1.38	1.26	—	—	—
Year ended 3-31-2013	13.48	(0.13)[1]	2.50	2.37	—	(0.46)	(0.46)
Year ended 3-31-2012	16.66	(0.15)[1]	(1.57)	(1.72)	—	(1.46)	(1.46)
Year ended 3-31-2011	13.95	(0.15)[1]	2.86	2.71	—	—	—
Year ended 3-31-2010	9.29	(0.21)[1]	4.87	4.66	—	—	—
Year ended 3-31-2009	12.34	(0.23)	(2.82)	(3.05)	—	—	—
Class C Shares							
Six-month period ended							
9-30-2013 (unaudited)	15.94	(0.10)[1]	1.43	1.33	—	—	—
Year ended 3-31-2013	13.92	(0.08)[1]	2.60	2.52	—	(0.50)	(0.50)
Year ended 3-31-2012	17.09	(0.10)[1]	(1.61)	(1.71)	—	(1.46)	(1.46)
Year ended 3-31-2011	14.25	(0.08)[1]	2.92	2.84	—	—	—
Year ended 3-31-2010	9.45	(0.16)[1]	4.96	4.80	—	—	—
Year ended 3-31-2009	12.51	(0.11)	(2.95)	(3.06)	—	—	—
Class E Shares[4]							
Six-month period ended							
9-30-2013 (unaudited)	17.59	(0.01)[1]	1.58	1.57	—	—	—
Year ended 3-31-2013	15.25	0.10[1]	2.85	2.95	—	(0.61)	(0.61)
Year ended 3-31-2012	18.43	0.07[1]	(1.71)	(1.64)	(0.08)	(1.46)	(1.54)
Year ended 3-31-2011	15.19	0.10[1]	3.14	3.24	—	—	—
Year ended 3-31-2010	9.94	(0.01)[1]	5.26	5.25	—	—	—
Year ended 3-31-2009	12.98	0.01	(3.05)	(3.04)	—	—	—
Class I Shares							
Six-month period ended							
9-30-2013 (unaudited)	18.03	0.00[1]	1.62	1.62	—	—	—
Year ended 3-31-2013	15.61	0.11[1]	2.94	3.05	—	(0.63)	(0.63)
Year ended 3-31-2012	18.83	0.07[1]	(1.73)	(1.66)	(0.10)	(1.46)	(1.56)
Year ended 3-31-2011	15.49	0.13[1]	3.21	3.34	—	—	—
Year ended 3-31-2010	10.13	0.00[1]	5.36	5.36	—	—	—
Year ended 3-31-2009	13.20	0.02[1]	(3.09)	(3.07)	—	—	—
Class R Shares							
Six-month period ended							
9-30-2013 (unaudited)	17.23	(0.05)[1]	1.54	1.49	—	—	—
Year ended 3-31-2013[5]	15.24	(0.02)[1]	2.01	1.99	—	—	—
Class Y Shares							
Six-month period ended							
9-30-2013 (unaudited)	17.74	(0.02)[1]	1.59	1.57	—	—	—
Year ended 3-31-2013	15.38	0.01[1]	2.95	2.96	—	(0.60)	(0.60)
Year ended 3-31-2012	18.58	0.04[1]	(1.72)	(1.68)	(0.06)	(1.46)	(1.52)
Year ended 3-31-2011	15.33	0.08[1]	3.17	3.25	—	—	—
Year ended 3-31-2010	10.05	(0.02)[1]	5.30	5.28	—	—	—
Year ended 3-31-2009	13.13	(0.01)[1]	(3.07)	(3.08)	—	—	—

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Annualized.

(4) Class is closed to investment.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Portfolio Turnover Rate
Class A Shares						
Six-month period ended						
9-30-2013 (unaudited)	$18.73	8.71%	$237	1.58%[3]	-0.52%[3]	36%
Year ended 3-31-2013	17.23	19.49	226	1.66	0.15	52
Year ended 3-31-2012	14.96	-8.06	209	1.67	0.00	50
Year ended 3-31-2011	18.12	20.88	254	1.65	0.19	73
Year ended 3-31-2010	14.99	51.87	202	1.77	-0.55	100
Year ended 3-31-2009	9.87	-23.84	106	1.93	-0.54	101
Class B Shares						
Six-month period ended						
9-30-2013 (unaudited)	16.65	8.12	4	2.61[3]	-1.55[3]	36
Year ended 3-31-2013	15.39	18.22	4	2.78	-0.97	52
Year ended 3-31-2012	13.48	-9.09	4	2.78	-1.09	50
Year ended 3-31-2011	16.66	19.43	6	2.85	-1.07	73
Year ended 3-31-2010	13.95	50.16	7	2.99	-1.77	100
Year ended 3-31-2009	9.29	-24.72	4	3.04	-1.67	101
Class C Shares						
Six-month period ended						
9-30-2013 (unaudited)	17.27	8.28	18	2.28[3]	-1.22[3]	36
Year ended 3-31-2013	15.94	18.74	16	2.35	-0.54	52
Year ended 3-31-2012	13.92	-8.80	16	2.40	-0.72	50
Year ended 3-31-2011	17.09	19.93	19	2.42	-0.57	73
Year ended 3-31-2010	14.25	50.79	14	2.55	-1.33	100
Year ended 3-31-2009	9.45	-24.46	6	2.72	-1.34	101
Class E Shares[4]						
Six-month period ended						
9-30-2013 (unaudited)	19.16	8.93	—*	1.22[3]	-0.15[3]	36
Year ended 3-31-2013	17.59	20.03	—*	1.22	0.61	52
Year ended 3-31-2012	15.25	-7.68	—*	1.23	0.44	50
Year ended 3-31-2011	18.43	21.33	—*	1.24	0.61	73
Year ended 3-31-2010	15.19	52.82	—*	1.27	-0.05	100
Year ended 3-31-2009	9.94	-23.42	—*	1.30	0.07	101
Class I Shares						
Six-month period ended						
9-30-2013 (unaudited)	19.65	8.99	24	1.11[3]	-0.03[3]	36
Year ended 3-31-2013	18.03	20.17	19	1.11	0.72	52
Year ended 3-31-2012	15.61	-7.59	16	1.11	0.48	50
Year ended 3-31-2011	18.83	21.56	4	1.12	0.78	73
Year ended 3-31-2010	15.49	52.91	2	1.18	0.04	100
Year ended 3-31-2009	10.13	-23.26	1	1.18	0.20	101
Class R Shares						
Six-month period ended						
9-30-2013 (unaudited)	18.72	8.65	—*	1.70[3]	-0.60[3]	36
Year ended 3-31-2013[5]	17.23	13.06	—*	1.68[3]	-0.44[3]	52[6]
Class Y Shares						
Six-month period ended						
9-30-2013 (unaudited)	19.31	8.85	8	1.32[3]	-0.24[3]	36
Year ended 3-31-2013	17.74	19.85	7	1.41	0.05	52
Year ended 3-31-2012	15.38	-7.87	22	1.39	0.28	50
Year ended 3-31-2011	18.58	21.20	26	1.39	0.47	73
Year ended 3-31-2010	15.33	52.54	19	1.40	-0.17	100
Year ended 3-31-2009	10.05	-23.46	8	1.42	-0.06	101

See Accompanying Notes to Financial Statements.

IVY TAX-MANAGED EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
9-30-2013 (unaudited)	$14.13	$(0.03)[3]	$ 1.51	$ 1.48	$ —	$—	$ —
Year ended 3-31-2013	13.15	0.05[3]	0.99	1.04	(0.06)	—	(0.06)
Year ended 3-31-2012	12.15	(0.03)[3]	1.03	1.00	—	—	—
Year ended 3-31-2011	10.78	(0.10)[3]	1.47	1.37	—	—	—
Year ended 3-31-2010[5]	8.62	(0.11)[3]	2.27	2.16	—	—	—
Class B Shares							
Six-month period ended							
9-30-2013 (unaudited)	13.87	(0.07)[3]	1.47	1.40	—	—	—
Year ended 3-31-2013	12.92	(0.03)[3]	0.99	0.96	(0.01)	—	(0.01)
Year ended 3-31-2012	12.01	(0.10)[3]	1.01	0.91	—	—	—
Year ended 3-31-2011	10.72	(0.17)[3]	1.46	1.29	—	—	—
Year ended 3-31-2010[5]	8.62	(0.15)[3]	2.25	2.10	—	—	—
Class C Shares							
Six-month period ended							
9-30-2013 (unaudited)	13.85	(0.07)[3]	1.47	1.40	—	—	—
Year ended 3-31-2013	12.91	(0.03)[3]	0.97	0.94	—	—	—
Year ended 3-31-2012	12.01	(0.11)[3]	1.01	0.90	—	—	—
Year ended 3-31-2011	10.72	(0.17)[3]	1.46	1.29	—	—	—
Year ended 3-31-2010[5]	8.62	(0.15)[3]	2.25	2.10	—	—	—
Class I Shares							
Six-month period ended							
9-30-2013 (unaudited)	14.20	(0.01)[3]	1.51	1.50	—	—	—
Year ended 3-31-2013	13.27	0.09[3]	0.92	1.01	(0.08)	—	(0.08)
Year ended 3-31-2012	12.22	0.00[3]	1.05	1.05	—	—	—
Year ended 3-31-2011	10.81	(0.08)[3]	1.49	1.41	—	—	—
Six-month period ended							
3-31-2010 (unaudited)[6]	8.62	(0.07)[3]	2.26	2.19	—	—	—
Six-month period ended							
5-17-2009 (unaudited)[7]	11.51	(0.07)[3]	(2.82)	(2.89)	—	—	—
Year ended 6-30-2008[7]	11.00	(0.12)	0.63	0.51	—	—	—
Year ended 6-30-2007[7]	9.32	(0.02)	1.70	1.68	—	—	—
Class Y Shares							
Six-month period ended							
9-30-2013 (unaudited)	14.15	(0.03)[3]	1.51	1.48	—	—	—
Year ended 3-31-2013	13.16	0.05[3]	1.00	1.05	(0.06)	—	(0.06)
Year ended 3-31-2012	12.15	(0.02)[3]	1.03	1.01	—	—	—
Year ended 3-31-2011	10.78	(0.10)[3]	1.47	1.37	—	—	—
Year ended 3-31-2010[5]	8.62	(0.07)[3]	2.23	2.16	—	—	—

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Annualized.

(5) For the period from May 18, 2009 (commencement of operations of the class) through March 31, 2010.

(6) The Ivy Tax-Managed Equity Fund commenced operations on May 18, 2009 after the reorganization of the Class Y shares of Waddell & Reed Advisors Tax-Managed Equity Fund into Class I shares of the Fund. The information shown is for a share outstanding during the fiscal period from May 18, 2009 through March 31, 2010 for Ivy Tax-Managed Equity Fund.

(7) The information shown is for a share outstanding during the fiscal year or period ended for Class Y of the Waddell & Reed Advisors Tax-Managed Equity Fund prior to the reorganization.

(8) The return shown for Class Y is hypothetical because there were no shares or assets for the period from July 28, 2009 through October 7, 2009. Class A data has been substituted for Class Y data during that period.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
9-30-2013 (unaudited)	$15.61	10.47%	$33	1.53%[4]	-0.40%[4]	—%	—%	19%
Year ended 3-31-2013	14.13	7.91	24	1.14	0.34	1.63	-0.15	26
Year ended 3-31-2012	13.15	8.23	15	1.32	-0.27	1.97	-0.92	26
Year ended 3-31-2011	12.15	12.71	9	2.10	-0.93	2.75	-1.58	41
Year ended 3-31-2010[5]	10.78	25.06	3	2.57[4]	-1.26[4]	4.33[4]	-3.02[4]	19[4]
Class B Shares								
Six-month period ended								
9-30-2013 (unaudited)	15.27	10.09	1	2.14[4]	-1.01[4]	—	—	19
Year ended 3-31-2013	13.87	7.41	1	1.69	-0.22	2.19	-0.72	26
Year ended 3-31-2012	12.92	7.58	1	1.90	-0.85	2.55	-1.50	26
Year ended 3-31-2011	12.01	12.03	1	2.74	-1.56	3.39	-2.21	41
Year ended 3-31-2010[5]	10.72	24.36	—*	3.12[4]	-1.81[4]	4.88[4]	-3.57[4]	19[4]
Class C Shares								
Six-month period ended								
9-30-2013 (unaudited)	15.25	10.11	1	2.16[4]	-1.04[4]	—	—	19
Year ended 3-31-2013	13.85	7.28	1	1.76	-0.24	2.26	-0.74	26
Year ended 3-31-2012	12.91	7.49	1	1.97	-0.92	2.62	-1.57	26
Year ended 3-31-2011	12.01	12.03	1	2.75	-1.57	3.40	-2.22	41
Year ended 3-31-2010[5]	10.72	24.36	1	3.13[4]	-1.82[4]	4.89[4]	-3.58[4]	19[4]
Class I Shares								
Six-month period ended								
9-30-2013 (unaudited)	15.70	10.56	1	1.24[4]	-0.11[4]	—	—	19
Year ended 3-31-2013	14.20	7.70	1	0.80	0.68	1.30	0.18	26
Year ended 3-31-2012	13.27	8.59	1	1.02	0.03	1.67	-0.62	26
Year ended 3-31-2011	12.22	13.04	1	1.87	-0.70	2.52	-1.35	41
Six-month period ended								
3-31-2010 (unaudited)[6]	10.81	25.41	1	2.11[4]	-0.82[4]	4.03[4]	-2.74[4]	19[4]
Six-month period ended								
5-17-2009 (unaudited)[7]	8.62	-25.11	—*	2.42[4]	-1.05[4]	—	—	40
Year ended 6-30-2008[7]	11.51	4.64	—*	2.11	-0.97	—	—	27
Year ended 6-30-2007[7]	11.00	18.03	—*	1.24	-0.23	—	—	55[4]
Class Y Shares								
Six-month period ended								
9-30-2013 (unaudited)	15.63	10.38	1	1.49[4]	-0.37[4]	—	—	19
Year ended 3-31-2013	14.15	8.12	1	1.02	0.39	1.51	-0.10	26
Year ended 3-31-2012	13.16	8.31	1	1.25	-0.17	1.90	-0.82	26
Year ended 3-31-2011	12.15	12.71	1	2.09	-0.91	2.74	-1.56	41
Year ended 3-31-2010[5]	10.78	25.06[8]	—*	2.52[4]	-1.11[4]	4.28[4]	-2.87[4]	19[4]

See Accompanying Notes to Financial Statements.

IVY VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Six-month period ended								
9-30-2013 (unaudited)	$20.30	$ 0.03[1]	$ 1.63	$ 1.66	$ —	$ —	$ —	$ —
Year ended 3-31-2013	17.57	0.15[1]	2.73	2.88	(0.15)	—*	—	(0.15)
Year ended 3-31-2012	17.93	0.13[1]	(0.19)	(0.06)	(0.12)	(0.18)	—	(0.30)
Year ended 3-31-2011	15.56	(0.02)[1]	2.39	2.37	—	—	—	—
Year ended 3-31-2010	9.94	0.02[1]	5.65	5.67	(0.03)	—	(0.02)	(0.05)
Year ended 3-31-2009	15.95	0.13	(6.03)	(5.90)	(0.11)	—	—	(0.11)
Class B Shares								
Six-month period ended								
9-30-2013 (unaudited)	19.28	(0.06)[1]	1.55	1.49	—	—	—	—
Year ended 3-31-2013	16.72	(0.03)[1]	2.59	2.56	—	—*	—	—*
Year ended 3-31-2012	17.15	(0.07)[1]	(0.18)	(0.25)	—	(0.18)	—	(0.18)
Year ended 3-31-2011	15.12	(0.25)[1]	2.28	2.03	—	—	—	—
Year ended 3-31-2010	9.78	(0.17)[1]	5.51	5.34	—	—	—	—
Year ended 3-31-2009	15.76	(0.10)	(5.88)	(5.98)	—	—	—	—
Class C Shares								
Six-month period ended								
9-30-2013 (unaudited)	19.80	(0.04)[1]	1.59	1.55	—	—	—	—
Year ended 3-31-2013	17.16	0.02[1]	2.67	2.69	(0.05)	—*	—	(0.05)
Year ended 3-31-2012	17.53	0.00[1]	(0.17)	(0.17)	(0.02)	(0.18)	—	(0.20)
Year ended 3-31-2011	15.34	(0.14)[1]	2.33	2.19	—	—	—	—
Year ended 3-31-2010	9.86	(0.08)[1]	5.56	5.48	—	—	—	—
Year ended 3-31-2009	15.83	0.00[1]	(5.97)	(5.97)	—	—	—	—
Class E Shares[5]								
Six-month period ended								
9-30-2013 (unaudited)	20.36	0.05[1]	1.64	1.69	—	—	—	—
Year ended 3-31-2013	17.61	0.20[1]	2.74	2.94	(0.19)	—*	—	(0.19)
Year ended 3-31-2012	18.03	0.18[1]	(0.19)	(0.01)	(0.23)	(0.18)	—	(0.41)
Year ended 3-31-2011	15.60	0.04[1]	2.39	2.43	—	—	—	—
Year ended 3-31-2010	9.95	0.06[1]	5.70	5.76	(0.06)	—	(0.05)	(0.11)
Year ended 3-31-2009	15.97	0.20	(6.04)	(5.84)	(0.18)	—	—	(0.18)
Class I Shares								
Six-month period ended								
9-30-2013 (unaudited)	20.36	0.06[1]	1.64	1.70	—	—	—	—
Year ended 3-31-2013	17.61	0.22[1]	2.74	2.96	(0.21)	—*	—	(0.21)
Year ended 3-31-2012	18.05	0.21[1]	(0.20)	0.01	(0.27)	(0.18)	—	(0.45)
Year ended 3-31-2011	15.60	0.08[1]	2.37	2.45	—	—	—	—
Year ended 3-31-2010	9.95	0.06[1]	5.71	5.77	(0.06)	—	(0.06)	(0.12)
Year ended 3-31-2009	15.97	0.22	(6.04)	(5.82)	(0.20)	—	—	(0.20)
Class R Shares								
Six-month period ended								
9-30-2013 (unaudited)	20.28	0.00[1]	1.63	1.63	—	—	—	—
Year ended 3-31-2013[6]	18.17	0.04[1]	2.07	2.11	—	—	—	—
Class Y Shares								
Six-month period ended								
9-30-2013 (unaudited)	20.33	0.04[1]	1.64	1.68	—	—	—	—
Year ended 3-31-2013	17.59	0.17[1]	2.75	2.92	(0.18)	—*	—	(0.18)
Year ended 3-31-2012	17.99	0.14[1]	(0.17)	(0.03)	(0.19)	(0.18)	—	(0.37)
Year ended 3-31-2011	15.58	0.02[1]	2.39	2.41	—	—	—	—
Year ended 3-31-2010	9.95	0.04[1]	5.67	5.71	(0.04)	—	(0.04)	(0.08)
Year ended 3-31-2009	15.96	0.26	(6.11)	(5.85)	(0.16)	—	—	(0.16)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) Class is closed to investment.

(6) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(7) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
9-30-2013 (unaudited)	$21.96	8.18%	$195	1.33%[4]	0.26%[4]	—%	—%	29%
Year ended 3-31-2013	20.30	16.59	156	1.43	0.82	—	—	57
Year ended 3-31-2012	17.57	-0.13	106	1.53	0.77	—	—	54
Year ended 3-31-2011	17.93	15.23	87	1.59	-0.12	1.66	-0.19	40
Year ended 3-31-2010	15.56	57.09	56	1.85	0.26	—	—	77
Year ended 3-31-2009	9.94	-37.09	34	1.79	0.98	—	—	57
Class B Shares								
Six-month period ended								
9-30-2013 (unaudited)	20.77	7.67	6	2.19[4]	-0.60[4]	—	—	29
Year ended 3-31-2013	19.28	15.40	5	2.43	-0.16	—	—	57
Year ended 3-31-2012	16.72	-1.34	3	2.78	-0.47	—	—	54
Year ended 3-31-2011	17.15	13.43	3	3.12	-1.66	—	—	40
Year ended 3-31-2010	15.12	54.60	3	3.40	-1.28	—	—	77
Year ended 3-31-2009	9.78	-37.94	2	3.08	-0.35	—	—	57
Class C Shares								
Six-month period ended								
9-30-2013 (unaudited)	21.35	7.83	12	2.02[4]	-0.43[4]	—	—	29
Year ended 3-31-2013	19.80	15.77	9	2.13	0.12	—	—	57
Year ended 3-31-2012	17.16	-0.85	8	2.25	0.02	—	—	54
Year ended 3-31-2011	17.53	14.28	8	2.40	-0.92	—	—	40
Year ended 3-31-2010	15.34	55.58	5	2.70	-0.63	—	—	77
Year ended 3-31-2009	9.86	-37.71	2	2.79	0.01	—	—	57
Class E Shares[5]								
Six-month period ended								
9-30-2013 (unaudited)	22.05	8.30	—*	1.12[4]	0.48[4]	—	—	29
Year ended 3-31-2013	20.36	16.93	—*	1.14	1.11	—	—	57
Year ended 3-31-2012	17.61	0.26	—*	1.18	1.08	—	—	54
Year ended 3-31-2011	18.03	15.58	—*	1.24	0.22	—	—	40
Year ended 3-31-2010	15.60	58.05	—*	1.29	0.82	—	—	77
Year ended 3-31-2009	9.95	-36.75	—*	1.25	1.52	—	—	57
Class I Shares								
Six-month period ended								
9-30-2013 (unaudited)	22.06	8.35	5	1.01[4]	0.59[4]	—	—	29
Year ended 3-31-2013	20.36	17.03	4	1.02	1.21	—	—	57
Year ended 3-31-2012	17.61	0.38	3	1.06	1.25	—	—	54
Year ended 3-31-2011	18.05	15.71	2	1.12	0.47	—	—	40
Year ended 3-31-2010	15.60	58.20	—*	1.15	0.87	—	—	77
Year ended 3-31-2009	9.95	-36.67	—*	1.11	1.66	—	—	57
Class R Shares								
Six-month period ended								
9-30-2013 (unaudited)	21.91	8.04	—*	1.59[4]	0.00[4]	—	—	29
Year ended 3-31-2013[6]	20.28	11.61	—*	1.55[4]	0.73[4]	—	—	57[7]
Class Y Shares								
Six-month period ended								
9-30-2013 (unaudited)	22.01	8.26	2	1.24[4]	0.39[4]	—	—	29
Year ended 3-31-2013	20.33	16.78	2	1.27	0.97	—	—	57
Year ended 3-31-2012	17.59	0.09	2	1.31	0.86	—	—	54
Year ended 3-31-2011	17.99	15.47	2	1.37	0.11	—	—	40
Year ended 3-31-2010	15.58	57.52	1	1.54	0.57	—	—	77
Year ended 3-31-2009	9.95	-36.80	—*	1.40	1.41	—	—	57

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Ivy Funds, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Ivy Bond Fund, Ivy Core Equity Fund, Ivy Cundill Global Value Fund, Ivy Dividend Opportunities Fund, Ivy European Opportunities Fund, Ivy Global Bond Fund, Ivy Global Equity Income Fund, Ivy Global Income Allocation Fund, Ivy High Income Fund, Ivy International Core Equity Fund, Ivy International Growth Fund, Ivy Large Cap Growth Fund, Ivy Limited-Term Bond Fund, Ivy Managed European/Pacific Fund, Ivy Managed International Opportunities Fund, Ivy Micro Cap Growth Fund, Ivy Mid Cap Growth Fund, Ivy Money Market Fund, Ivy Municipal Bond Fund, Ivy Municipal High Income Fund, Ivy Pacific Opportunities Fund, Ivy Small Cap Growth Fund, Ivy Small Cap Value Fund, Ivy Tax-Managed Equity Fund and Ivy Value Fund (each, a "Fund") are 25 series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Funds' Prospectus and Statement of Additional Information. Each Fund's investment manager is Ivy Investment Management Company ("IICO" or the "Manager").

Each Fund offers Class A, Class B and Class C shares. Certain Funds may also offer Class E, Class I, Class R and/or Class Y shares. Class A and Class E shares are sold at their offering price, which is normally net asset value plus a front-end sales charge. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a contingent deferred sales charge ("CDSC"). Class I, Class R and Class Y shares are sold without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and net asset value per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, B, C, E, R and Y have a distribution and service plan. Class I shares are not included in the plan. Class B shares will automatically convert to Class A shares 96 months after the date of purchase.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment and/or realized gain.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of and for the period ended September 30, 2013, management believes that no liability for unrecognized tax positions is required. The Funds are subject to examination by U.S. federal and state authorities for returns filed for tax years after 2008.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC") require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Fund will segregate collateral or designate on its books and records cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash." Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Inflation-Indexed Bonds. Certain Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Payment In-Kind Securities. Certain Funds may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in either cash or additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's net asset value to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield IICO, or the Fund's investment subadviser, as applicable, consider advantageous. The Fund maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Loans. Certain Funds may invest in loans. Loans are generally made to U.S. and foreign borrowers that are corporations, partnerships, or other business entities. Loans are generally readily marketable, but some loans may be illiquid or may be subject to some restrictions on resale.

Certain loans contain provisions that obligate a Fund to fund future commitments at the borrower's discretion. See Note 10 in the Notes to the Financial Statements for more information regarding commitments.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Trustees and Chief Compliance Officer Fees. Fees paid to the Trustees can be paid in cash or deferred to a later date, at the election of the Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the office of the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Estimates. The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the Net Asset Value ("NAV") of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and other assets are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of last reported sales prices, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service authorized by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Investments in Ivy Money Market Fund and short-term securities with maturities of 60 days or less are valued on the basis of amortized cost (which approximates value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or assets are valued at fair value, as determined in good faith by the Board or WRSCO pursuant to instructions from the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or assets. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO, the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or assets and for determining whether the value of the applicable securities or assets should be re-evaluated in light of such significant events. WRSCO has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and other assets in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to guidelines established by the Board, with reference to other securities or indices. In the event that the security or asset cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or asset will be determined in good faith by the Valuation Committee and appropriate consultation with the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at their direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities were sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.
Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.
Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at their direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Bullion. The fair value of bullion is at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded and are categorized in Level 1 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. A substantial majority of OTC derivative products valued using pricing models fall into this category and are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, Exchange Traded Funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Municipal Bonds. Municipal bonds are fair valued based on pricing models that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Restricted Securities. Restricted securities that are deemed to be both Rule 144A securities and illiquid, as well as restricted securities held in non-public entities are included in Level 3 of the fair value hierarchy because they trade infrequently and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 1 or 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred generally due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred generally due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. The beginning of period timing recognition is used for the transfers between Levels of the Funds' assets and liabilities. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities, respectively. Additionally, the net change in unrealized appreciation for all Level 3 investments still held as of period ended September 30, 2013, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities.

The Funds may own different types of assets that are classified as Level 2 or Level 3. Assets classified as Level 2 can have a variety of observable inputs, including, but not limited to, benchmark yields, reported trades, broker quotes, benchmark securities, and bid/offer quotations. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations when presented by primary underlying risk exposure.

Forward Foreign Currency Contracts. Certain Funds may enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Futures Contracts. Certain Funds may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Option Contracts. Options purchased by a Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether a Fund has realized a gain or loss. For each Fund, when a written put is exercised, the cost basis of the securities purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying security (or basket of securities). With written options, there may be times when a Fund will be required to purchase or sell securities to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying security (or basket of securities). Additionally, to the extent a Fund enters into OTC option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Swap Agreements. Certain Funds may invest in swap agreements.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

The creditworthiness of the counterparty with which a Fund enters into a swap agreement is monitored by IICO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Fund may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Collateral and rights of offset. A Fund may mitigate credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables against each other and/or with collateral, which is generally held by the Fund's custodian.

The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. Financial Accounting Standards Board ("FASB") Accounting Standards Update 2011-11, Disclosures about Offsetting Assets and Liabilities, requires an entity that has financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position.

The following tables present the offsetting of assets and liabilities as of September 30, 2013:

Assets

Fund	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	Net Amount
Cundill Global Value							
Unrealized appreciation on forward foreign currency contracts	$ 78	$—	$ 78	$ (12)	$—	$ —	$ 66
Global Equity Income							
Unrealized appreciation on forward foreign currency contracts	$ 128	$—	$ 128	$ (99)	$—	$ —	$ 29
Global Income Allocation							
Unrealized appreciation on forward foreign currency contracts	$ 128	$—	$ 128	$(128)	$—	$ —	$ —
High Income							
Investment securities sold receivable[1]	$1,577	$—	$1,577	$(288)	$—	$(630)	$ 659
Unrealized appreciation on forward foreign currency contracts	$ 929	$—	$ 929	$(342)	$—	$ —	$ 587
Total	$2,506	$—	$2,506	$(630)	$—	$(630)	$1,246
International Core Equity							
Unrealized appreciation on forward foreign currency contracts	$ 68	$—	$ 68	$ (68)	$—	$ —	$ —

* Purchased options are reported as investments in unaffiliated securities on the Statement of Assets and Liabilities.

(1) Amounts represent forward currency contracts that have an offset to an open and close contract, but have not settled.

Liabilities

Fund	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Pledged	Cash Collateral Pledged	Net Amount
Cundill Global Value							
Unrealized depreciation on forward foreign currency contracts	$ 616	$(40)	$ 576	$ (12)	$—	$ —	$ 564
Global Bond							
Unrealized depreciation on forward foreign currency contracts	$ 39	$ —	$ 39	$ —	$—	$ —	$ 39
Global Equity Income							
Unrealized depreciation on forward foreign currency contracts	$ 252	$ —	$ 252	$ (99)	$—	$ (10)	$ 143
Global Income Allocation							
Unrealized depreciation on forward foreign currency contracts	$ 403	$ —	$ 403	$ —	$—	$ —	$ 403
High Income							
Investment securities purchased payable[1]	$ 288	$ —	$ 288	$(288)	$—	$ —	$ —
Unrealized depreciation on forward foreign currency contracts	$6,448	$ —	$6,448	$(342)	$—	$(4,730)	$1,376
Total	$6,736	$ —	$6,736	$(630)	$—	$(4,730)	$1,376

Fund	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			Net Amount
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Pledged	Cash Collateral Pledged	
International Core Equity							
Written options at value	$ 57	$—	$ 57	$ —	$ —	$ (57)	$ —
Unrealized depreciation on forward foreign currency contracts	885	—	885	(68)	—	—	817
Total	$ 942	$—	$ 942	$(68)	$ —	$ (57)	$817
International Growth							
Unrealized depreciation on forward foreign currency contracts	$ 228	$—	$ 228	$ —	$ —	$ —	$228
Pacific Opportunities							
Written options at value	$2,738	$—	$2,738	$ —	$(2,738)	$ —	$ —
Unrealized depreciation on swap agreements	471	—	471	—	—	(320)	151
Total	$3,209	$—	$3,209	$ —	$(2,738)	$(320)	$151
Value							
Written options at value	$ 55	$—	$ 55	$ —	$ —	$ —	$ 55

(1) Amounts represent forward currency contracts that have an offset to an open and close contract, but have not settled.

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of period ended September 30, 2013:

Fund	Type of Risk Exposure	Assets Statement of Assets & Liabilities Location	Value	Liabilities Statement of Assets & Liabilities Location	Value
Ivy Bond Fund	Interest rate	Unrealized appreciation on futures contracts*	$141	Unrealized depreciation on futures contracts*	$402
Ivy Cundill Global Value Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	78	Unrealized depreciation on forward foreign currency contracts	576
Ivy Global Bond Fund	Foreign currency			Unrealized depreciation on forward foreign currency contracts	39
Ivy Global Equity Income Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	128	Unrealized depreciation on forward foreign currency contracts	252
Ivy Global Income Allocation Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	128	Unrealized depreciation on forward foreign currency contracts	403
Ivy High Income Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	929	Unrealized depreciation on forward foreign currency contracts	6,448
Ivy International Core Equity Fund	Equity			Written options at value	57
	Foreign currency	Unrealized appreciation on forward foreign currency contracts	68	Unrealized depreciation on forward foreign currency contracts	885
Ivy International Growth Fund	Foreign currency			Unrealized depreciation on forward foreign currency contracts	228
Ivy Limited-Term Bond Fund	Interest rate			Unrealized depreciation on futures contracts*	1,820
Ivy Mid Cap Growth Fund	Equity	Investments in unaffiliated securities at value**	8,095		
Ivy Pacific Opportunities Fund	Equity	Investments in unaffiliated securities at value**	122	Unrealized depreciation on swap agreements	471
	Equity			Written options at value	6,789
Ivy Value Fund	Equity			Written options at value	91

* The value presented includes cumulative gain (loss) on open futures contracts; however, the value reflected on the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of period ended September 30, 2013.

** Purchased options are reported as investments in unaffiliated securities and are reflected in the accompanying Schedule of Investments.

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the period ended September 30, 2013:

| Fund | Type of Risk Exposure | Net realized gain (loss) on: | | | | | |
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Bond Fund	Interest rate	$—	$—	$1,136	$—	$—	$1,136
Ivy Cundill Global Value Fund	Foreign currency	—	—	—	—	3,872	3,872
Ivy European Opportunities Fund	Equity	(902)	—	—	—	—	(902)
	Foreign currency	—	—	—	—	(348)	(348)
Ivy Global Bond Fund	Foreign currency	—	—	—	—	(143)	(143)
Ivy Global Equity Income Fund	Foreign currency	—	—	—	—	(110)	(110)
Ivy Global Income Allocation Fund	Foreign currency	—	—	—	—	(4,678)	(4,678)
Ivy High Income Fund	Credit	—	7	—	—	—	7
	Foreign currency	—	—	—	—	(19,463)	(19,463)
Ivy International Core Equity Fund	Equity	—	—	—	229	—	229
	Foreign currency	—	—	—	—	(440)	(440)
Ivy International Growth Fund	Foreign currency	—	—	—	—	(2,072)	(2,072)
Ivy Limited-Term Bond Fund	Interest rate	—	—	741	—	—	741
Ivy Mid Cap Growth Fund	Equity	(4,924)	—	—	4,035	—	(889)
Ivy Pacific Opportunities Fund	Equity	996	(591)	—	(66)	—	339
	Foreign currency	—	—	—	—	(2,948)	(2,948)
Ivy Small Cap Growth Fund	Equity	—	4,971	—	—	—	4,971
Ivy Value Fund	Equity	—	—	—	(331)	—	(331)

Purchased options are reported as investments in unaffiliated securities and are reflected in the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the period ended September 30, 2013:

| Fund | Type of Risk Exposure | Net change in unrealized appreciation (depreciation) on: | | | | | |
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Bond Fund	Interest rate	$—	$—	$(157)	$—	$—	$(157)
Ivy Cundill Global Value Fund	Foreign currency	—	—	—	—	(2,939)	(2,939)
Ivy European Opportunities Fund	Foreign currency	—	—	—	—	72	72
Ivy Global Bond Fund	Foreign currency	—	—	—	—	(155)	(155)
Ivy Global Equity Income Fund	Foreign currency	—	—	—	—	(64)	(64)
Ivy Global Income Allocation Fund	Foreign currency	—	—	—	—	(275)	(275)
Ivy High Income Fund	Foreign currency	—	—	—	—	(12,910)	(12,910)
Ivy International Core Equity Fund	Equity	—	—	—	128	—	128
	Foreign currency	—	—	—	—	(817)	(817)
Ivy International Growth Fund	Foreign currency	—	—	—	—	(103)	(103)
Ivy Limited-Term Bond Fund	Interest rate	—	—	(1,820)	—	—	(1,820)
Ivy Mid Cap Growth Fund	Equity	2,861	—	—	(1,975)	—	886
Ivy Pacific Opportunities Fund	Equity	4	(388)	—	(4,644)	—	(5,028)
Ivy Small Cap Growth Fund	Equity	—	(557)	—	—	—	(557)
Ivy Value Fund	Equity	—	—	—	137	—	137

Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the period ended September 30, 2013, the average derivative volume was as follows:

Fund	Long forward contracts[1]	Short forward contracts[1]	Long futures contracts[1]	Short futures contracts[1]	Swap agreements[2]	Purchased options[1]	Written options[1]
Ivy Bond Fund	$ —	$ —	$14,651	$31,086	$ —	$ —	$ —
Ivy Cundill Global Value Fund	27,402	26,634	—	—	—	—	—
Ivy European Opportunities Fund	2,138	2,149	—	—	—	80	—
Ivy Global Bond Fund	4,394	4,318	—	—	—	—	—
Ivy Global Equity Income Fund	23,199	23,114	—	—	—	—	—
Ivy Global Income Allocation Fund	77,267	76,919	—	—	—	—	—
Ivy High Income Fund	544,883	543,713	—	—	—	—	—
Ivy International Core Equity Fund	120,925	120,301	—	—	—	—	21
Ivy International Growth Fund	64,293	64,219	—	—	—	—	—
Ivy Limited-Term Bond Fund	—	—	—	17,054	—	—	—
Ivy Mid Cap Growth Fund	—	—	—	—	—	1,733	1,538
Ivy Pacific Opportunities Fund	14,286	14,616	—	—	3,435	302	2,429
Ivy Small Cap Growth Fund	—	—	—	—	105	—	—
Ivy Value Fund	—	—	—	—	—	—	179

(1) Average value outstanding during the period.
(2) Average notional amount outstanding during the period.

Objectives and Strategies

Ivy Bond Fund. The Fund's objective in using derivatives during the period was to adjust the overall duration of the portfolio. To achieve this objective, the Fund primarily utilized Treasury futures contracts of varying lengths to either shorten or lengthen the duration of the Fund, as determined by the Fund's subadvisor.

Ivy Cundill Global Value Fund. The Fund's objective in using derivatives during the period was to hedge the exposure to foreign currencies of securities held in the Fund. To achieve this objective, the Fund utilized forward contracts.

Ivy European Opportunities Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities and managing the exposure to various foreign currencies. To achieve the objective of hedging market risk, the Fund utilized purchased option contracts on individual equity securities and foreign equity indices. To manage foreign currency exposure, the Fund utilized forward contracts to either increase or decrease exposure to a given currency.

Ivy Global Bond Fund. The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward contracts to either hedge a position held by the Fund, to gain exposure to a currency where a foreign bond is not available, or to take a fundamental position long or short in a particular currency.

Ivy Global Equity Income Fund. The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward contracts to either increase or decrease exposure to a given currency.

Ivy Global Income Allocation Fund. The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward contracts to either increase or decrease exposure to a given currency.

Ivy High Income Fund. The Fund's objective in using derivatives during the period was to hedge the exposure to foreign currencies of securities held in the Fund. To achieve this objective, the Fund utilized forward contracts.

Ivy International Core Equity Fund. The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward contracts to either increase or decrease exposure to a given currency.

Ivy International Growth Fund. . The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward contracts to either increase or decrease exposure to a given currency.

Ivy Limited Term-Bond Fund. The Fund's objective in using derivatives during the period was to adjust the overall duration of the portfolio. To achieve this objective, the Fund primarily utilized Treasury futures contracts of varying lengths to either shorten or lengthen the duration of the Fund.

Ivy Mid Cap Growth Fund. The Fund's objectives in using derivatives during the period included gaining exposure to certain sectors, hedging certain event risks on positions held by the Fund and hedging market risk on equity securities. To achieve these objectives, the Fund utilized futures on domestic indices and options, both written and purchased, on either an index or on individual or baskets of equity securities.

Ivy Pacific Opportunities Fund. The Fund's objectives in using derivatives during the period included managing the exposure to various foreign currencies, hedging certain event risks on positions held by the Fund and gaining exposure to certain individual securities that are not available for direct purchase. To manage foreign currency exposure, the Fund utilized forward contracts to either increase or decrease exposure to a given currency. To hedge event risk, the Fund utilized options, both written and purchased, on individual equity securities. To gain exposure to certain individual securities, the Fund utilized total return swaps.

Ivy Small Cap Growth Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities and increasing exposure to various equity sectors and markets. To achieve these objectives, the Fund utilized total return swaps on individual equity securities owned by the Fund.

Ivy Value Fund. The Fund's objectives in using derivatives during the period included generating additional income from written option premiums and gaining exposure to, or facilitate trading in, certain securities. To achieve these objectives, the Fund utilized written options on individual equity securities.

5. WRITTEN OPTION ACTIVITY ($ amounts in thousands)

Transactions in written options were as follows:

Fund	Outstanding at 3-31-13	Options written	Options closed	Options exercised	Options expired	Outstanding at 9-30-13
Ivy International Core Equity						
Number of Contracts	N/A	1,091,446	—	—	(566,555)	524,891
Premium Received	N/A	$ 413	$ —	$ —	$ (229)	$ 184
Ivy Mid Cap Growth Fund						
Number of Contracts	23,883	54,196	(17,213)	(23,211)	(37,655)	N/A
Premium Received	$ 4,359	$ 6,312	$ (3,773)	$ (2,374)	$ (4,524)	N/A
Ivy Pacific Opportunities Fund						
Number of Contracts	7,375	25,652	(14,630)	—	(7,005)	11,392
Premium Received	$ 776	$ 2,911	$ (902)	$ —	$ (595)	$ 2,190
Ivy Value Fund						
Number of Contracts	765	6,135	(1,710)	(1,053)	(3,213)	924
Premium Received	$ 495	$ 740	$ (750)	$ (88)	$ (273)	$ 124

6. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. IICO, a wholly owned subsidiary of Waddell & Reed Financial, Inc. ("WDR"), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

Fund (M - Millions)	$0 to $250M	$250 to $500M	$500 to $1,000M	$1,000 to $1,500M	$1,500 to $2,000M	$2,000 to $3,000M	$3,000 to $5,000M	$5,000 to $6,000M	Over $6,000M
Ivy Bond Fund	0.525%	0.525%	0.500%	0.450%	0.400%	0.400%	0.400%	0.400%	0.400%
Ivy Core Equity Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.525	0.500
Ivy Cundill Global Value Fund	1.000	1.000	0.850	0.830	0.830	0.800	0.760	0.760	0.760
Ivy Dividend Opportunities Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.550	0.550
Ivy European Opportunities Fund	0.900	0.850	0.750	0.750	0.750	0.750	0.750	0.750	0.750
Ivy Global Bond Fund	0.625	0.625	0.600	0.550	0.500	0.500	0.500	0.500	0.500
Ivy Global Equity Income Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.550	0.550
Ivy Global Income Allocation Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.550	0.550
Ivy High Income Fund	0.625	0.625	0.600	0.550	0.500	0.500	0.500	0.500	0.500
Ivy International Core Equity Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.700	0.700	0.700
Ivy International Growth Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.700	0.700	0.700
Ivy Large Cap Growth Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.550	0.550
Ivy Limited-Term Bond Fund	0.500	0.500	0.450	0.400	0.350	0.350	0.350	0.350	0.350
Ivy Managed European/Pacific Fund	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050
Ivy Managed International Opportunities Fund	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050
Ivy Micro Cap Growth Fund	0.950	0.950	0.950	0.930	0.930	0.900	0.860	0.860	0.860
Ivy Mid Cap Growth Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.760	0.760	0.760
Ivy Money Market Fund	0.400	0.400	0.400	0.400	0.400	0.400	0.400	0.400	0.400
Ivy Municipal Bond Fund	0.525	0.525	0.500	0.450	0.400	0.400	0.400	0.400	0.400
Ivy Municipal High Income Fund	0.525	0.525	0.500	0.450	0.400	0.400	0.400	0.400	0.400
Ivy Pacific Opportunities Fund	1.000	1.000	0.850	0.830	0.830	0.800	0.760	0.760	0.760
Ivy Small Cap Growth Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.760	0.760	0.760
Ivy Small Cap Value Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.760	0.760	0.760
Ivy Tax-Managed Equity Fund	0.650	0.650	0.650	0.600	0.600	0.550	0.500	0.500	0.500
Ivy Value Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.550	0.550

For the period from May 18, 2009 to September 30, 2016, IICO voluntarily agreed to reduce the management fee paid to 0.485%, on an annual basis, of net assets for any day that Ivy Municipal High Income Fund's net assets are below $500 million.

For Funds managed solely by IICO, IICO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to IICO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers below for amounts waived during the period ended September 30, 2013.

IICO has entered into Subadvisory Agreements with the following entities on behalf of certain Funds:

Under an agreement between IICO and Mackenzie Financial Corporation ("Mackenzie"), Mackenzie serves as subadviser to Ivy Cundill Global Value Fund. Under an agreement between IICO and Wall Street Associates, Wall Street Associates serves as subadviser to Ivy Micro Cap Growth Fund. Under an agreement between IICO and Advantus Capital Management, Inc. ("Advantus"), Advantus serves as subadviser to Ivy Bond Fund. Each subadviser makes investment decisions in accordance with the Fund's investment objectives, policies and restrictions under the supervision of IICO and the oversight of the Board. IICO pays all costs applicable of the subadvisers.

Accounting Services Fees. The Trust has an Accounting Services Agreement with WRSCO, doing business as WI Services Company ("WISC"), an indirect subsidiary of WDR. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund, other than Ivy Managed European/Pacific Fund and Ivy Managed International Opportunities Fund (the "Ivy Managed Funds"), pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Under the Accounting and Administrative Services Agreement for the Ivy Managed Funds, each Fund pays WISC a monthly fee of one-twelfth of the annual fee shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.000	$5.748	$11.550	$17.748	$24.198	$31.602	$41.250	$48.150	$60.798	$74.250

In addition, for each class of shares in excess of one, each of the Ivy Managed Funds pays WISC a monthly per-class fee equal to 1.25% of the monthly accounting services base fee.

Administrative Fee. Each Fund also pays WISC a monthly fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B, Class C and Class E shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.6958 per account; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, InvestEd Portfolios and Ivy Funds) reaches certain levels. Ivy Money Market Fund pays a monthly fee of $1.75 for each shareholder account that was in existence at any time during the prior month plus, for Class A shareholder accounts, $0.75 for each shareholder check processed in the prior month. Ivy Limited-Term Bond Fund Class A, which also has check writing privileges, pays $0.75 for each shareholder check processed in the prior month. Effective June 6, 2011 for Class R shares, each Fund pays a monthly fee equal to one-twelfth of 0.25 of 1% of the average daily net assets of the class for the preceding month. Prior to June 6, 2011 the fee was 0.20 of 1%. For Class I and Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. If the aggregate annual rate of the WISC transfer agent fee and the costs charged by the financial services companies exceeds $18.00 per account for a Fund, WISC will reimburse the Fund the amount in excess of $18.00.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account, or a fixed rate fee, based on the average daily net asset value of the omnibus account (or a combination thereof).

Distribution and Service Plan. Class A and Class E Shares. Under a Distribution and Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act (the "Distribution and Service Plan"), each Fund, other than Ivy Money Market Fund, may pay a distribution and/or service fee to Ivy Funds Distributors, Inc. ("IFDI") for Class A and Class E shares in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IFDI for amounts it expends in connection with the distribution of the Class A and Class E shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class.

Class B and Class C Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets for Class B and Class C shares to compensate IFDI for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Class R Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IFDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal services to Class R shareholders and/or maintaining Class R shareholder accounts.

Class Y Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a fee of up to 0.25%, on an annual basis, of the average daily net assets of the Fund's Class Y shares to compensate IFDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal services to Class Y shareholders and/or maintaining Class Y shareholder accounts.

Sales Charges. As principal underwriter for the Trust's shares, IFDI receives sales commissions (which are not an expense of the Trust) for sales of Class A and Class E shares. A CDSC may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A and Class E shares and is paid to IFDI. During the period ended September 30, 2013, IFDI received the following amounts in sales commissions and CDSCs:

	Gross Sales Commissions	CDSC Class A	Class B	Class C	Class E	Commissions Paid[1]
Ivy Bond Fund	$ 118	$ 4	$ 13	$ 1	$—	$ 121
Ivy Core Equity Fund	212	—*	6	4	—	295
Ivy Cundill Global Value Fund	86	—*	1	—*	—	96
Ivy Dividend Opportunities Fund	102	2	9	1	—	100
Ivy European Opportunities Fund	39	—*	1	—*	—	37
Ivy Global Bond Fund	68	1	8	6	—	108
Ivy Global Equity Income Fund	77	—*	—*	—*	—	77
Ivy Global Income Allocation Fund	202	1	2	3	—	193
Ivy High Income Fund	1,360	74	150	168	—	3,789
Ivy International Core Equity Fund	241	5	11	3	—	268
Ivy International Growth Fund	55	—*	2	—*	—	57
Ivy Large Cap Growth Fund	171	2	4	2	—	178
Ivy Limited-Term Bond Fund	618	43	37	24	—	675
Ivy Managed European/Pacific Fund	24	—	—*	—*	—	22
Ivy Managed International Opportunities Fund	55	—*	1	—*	—	48
Ivy Micro Cap Growth Fund	104	—*	2	—*	—	115
Ivy Mid Cap Growth Fund	313	2	18	11	—	623
Ivy Money Market Fund	—	14	13	6	—	—
Ivy Municipal Bond Fund	35	2	10	4	—	52
Ivy Municipal High Income Fund	104	21	34	61	—	273
Ivy Pacific Opportunities Fund	170	—*	4	1	—	176
Ivy Small Cap Growth Fund	155	2	5	1	—	235
Ivy Small Cap Value Fund	83	—*	1	2	—	92
Ivy Tax-Managed Equity Fund	6	—*	—*	—*	—	8
Ivy Value Fund	50	—*	2	1	—	64

* Not shown due to rounding.
(1) IFDI reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

Expense Reimbursements and/or Waivers. Fund and class expense limitations and related waivers/reimbursements for the period ended September 30, 2013 were as follows:

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Bond Fund	Class E	Contractual	1-31-2011	7-31-2014	1.14%	$ 5	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	1-31-2011	7-31-2013	0.84%	$ —	Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ —	N/A

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Core Equity Fund	Class A	Contractual	1-11-2013	7-31-2014	1.15%	$118	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	1-11-2013	7-31-2014	2.40%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	1-11-2013	7-31-2014	2.13%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	8-1-2008	7-31-2014	1.35%	$ 5	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	1-11-2013	7-31-2014	0.84%	$ 31	Shareholder Servicing
	Class Y	Contractual	1-11-2013	7-31-2014	0.84%	$ 67	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ —	N/A
Ivy Cundill Global Value Fund	All Classes	Voluntary	12-3-2012	7-31-2014	N/A	$190[3]	Investment Management Fee
	Class A	Contractual	8-1-2012	7-31-2013	1.90%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	8-1-2008	7-31-2014	1.59%	$ 2	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ —	12b-1 Fees and/or Shareholder Servicing
Ivy Dividend Opportunities Fund	Class E	Contractual	8-1-2008	7-31-2014	1.37%	$ 6	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ —	N/A
Ivy European Opportunities Fund	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ —	N/A
Ivy Global Bond Fund	Class A	Contractual	6-2-2008	7-31-2014	0.99%	$219	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	6-2-2008	7-31-2014	1.74%	$ 11	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	6-2-2008	7-31-2014	1.74%	$ 28	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	6-2-2008	7-31-2014	0.74%	$ 43	Shareholder Servicing
	Class Y	Contractual	6-2-2008	7-31-2014	0.99%	$ 4	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ —	N/A

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Global Equity Income Fund	All Classes	Voluntary	6-4-2012	7-31-2013	N/A	$ 16[(1)]	Investment Management Fee
	Class A	Contractual	6-4-2012	7-31-2014	1.30%	$106	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	6-4-2012	7-31-2013	2.17%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	6-4-2012	7-31-2013	1.96%	$ 2	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	6-4-2012	7-31-2014	0.94%	$ 9	Shareholder Servicing
	Class Y	Contractual	6-4-2012	7-31-2014	1.19%	$ 3	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	6-4-2012	7-31-2014	Not to exceed Class A	$ —	N/A
Ivy Global Income Allocation Fund	All Classes	Contractual	6-4-2012	7-31-2013	N/A	$ —	Investment Management Fee
	Class A	Contractual	6-4-2012	7-31-2013	1.35%	$ 12	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	6-4-2012	7-31-2013	2.30%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	6-4-2012	7-31-2013	2.02%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	6-4-2012	7-31-2014	1.33%	$ 5	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	6-4-2012	7-31-2013	0.91%	$ 4	Shareholder Servicing
	Class Y	Contractual	6-4-2012	7-31-2014	1.17%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ —	N/A
Ivy High Income Fund	Class E	Contractual	8-1-2008	7-31-2014	1.36%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ 75	12b-1 Fees and/or Shareholder Servicing
Ivy International Core Equity Fund	Class E	Contractual	8-1-2008	7-31-2014	1.53%	$ 7	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ —	N/A
Ivy International Growth Fund	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ —	N/A

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Large Cap Growth Fund	Class A	Contractual	6-1-2006	7-31-2014	1.15%	$270	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	6-13-2011	7-31-2014	2.15%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	6-13-2011	7-31-2014	1.95%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	8-1-2008	7-31-2014	1.15%	$ 11	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	6-13-2011	7-31-2014	0.88%	$ 6	Shareholder Servicing
	Class Y	Contractual	6-1-2006	7-31-2014	1.06%	$ 44	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ —	N/A
Ivy Limited-Term Bond Fund	Class E	Contractual	8-1-2010	7-31-2014	1.00%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ 4	12b-1 Fees and/or Shareholder Servicing
Ivy Managed European/ Pacific Fund	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ —	N/A
Ivy Managed International Opportunities Fund	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ —	N/A
Ivy Micro Cap Growth Fund	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ —	N/A
Ivy Mid Cap Growth Fund	Class E	Contractual	8-1-2008	7-31-2014	1.60%	$ 4	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ —	N/A
Ivy Money Market Fund	Class A	Voluntary	N/A	N/A	To maintain minimum yield[2]	$346	12b-1 Fees and/or Shareholder Servicing
	Class B	Voluntary	N/A	N/A	To maintain minimum yield[2]	$ 59	12b-1 Fees and/or Shareholder Servicing
	Class C	Voluntary	N/A	N/A	To maintain minimum yield[2]	$295	12b-1 Fees and/or Shareholder Servicing
	Class E	Voluntary	N/A	N/A	To maintain minimum yield[2]	$ 12	12b-1 Fees and/or Shareholder Servicing
Ivy Municipal Bond Fund	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ —*	12b-1 Fees and/or Shareholder Servicing
Ivy Municipal High Income Fund	All Classes	Voluntary	N/A	N/A	Reduction of Investment Management Fee	$100	Investment Management Fee
	Class A	Contractual	5-18-2009	7-31-2013	0.95%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	5-18-2009	7-31-2013	0.70%	$ —	Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ 12	12b-1 Fees and/or Shareholder Servicing

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Pacific Opportunities Fund	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ —	N/A
Ivy Small Cap Growth Fund	Class E	Contractual	8-1-2008	7-31-2014	1.56%	$ 6	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ —	N/A
Ivy Small Cap Value Fund	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ —	N/A
Ivy Tax-Managed Equity Fund	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ —	N/A
Ivy Value Fund	Class A	Contractual	8-1-2010	7-31-2013	1.55%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ —	N/A

* Not shown due to rounding.

(1) Due to Class A, Class B, Class C, Class I and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

(2) Minimum yield was 0.02% throughout the period of this report.

(3) The Fund's management fee is being reduced by 0.14% of average daily net assets.

Any amounts due to the Funds as a reimbursement but not paid as of September 30, 2013 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

7. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the period ended September 30, 2013 follows:

	3-31-13 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)[1]	Distributions Received	9-30-13 Share Balance	9-30-13 Value
Ivy Managed European/Pacific Fund							
Ivy European Opportunities Fund, Class I[2]	615	$ 109	$1,485	$ 285	$ —	551	$ 14,961
Ivy Pacific Opportunities Fund, Class I[2]	4,365	435	7,785	(704)	—	3,892	55,655
				$(419)	$ —		$ 70,616

	3-31-13 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)[1]	Distributions Received	9-30-13 Share Balance	9-30-13 Value
Ivy Managed International Opportunities Fund							
Ivy European Opportunities Fund, Class I[2]	764	$ 196	$1,041	$ 170	$ —	724	$ 19,650
Ivy Global Income Allocation Fund, Class I	1,270	595	1,147	64	399	1,229	18,427
Ivy International Core Equity Fund, Class I[2]	2,404	391	2,472	(50)	—	2,284	41,029
Ivy International Growth Fund, Class I[2]	1,060	391	2,239	183	—	1,006	38,992
Ivy Pacific Opportunities Fund, Class I[2]	5,411	783	5,393	(548)	—	5,122	73,250
				$(181)	$399		$191,348

	3-31-13 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	9-30-13 Share Balance	9-30-13 Value
Ivy High Income Fund							
Maritime Finance Company Ltd.	—	$35,000	$ —	$ —	$ —	1,750	$ 35,087

(1) Included in Realized Gain/Loss, if applicable, are distributions from capital gains from the underlying securities.

(2) No dividends were paid during the preceding 12 months.

8. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the period ended September 30, 2013, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Ivy Bond Fund	$483,204	$ 197,614	$462,653	$ 228,577
Ivy Core Equity Fund	—	308,272	—	203,459
Ivy Cundill Global Value Fund	—	67,445	—	56,500
Ivy Dividend Opportunities Fund	—	87,201	—	91,331
Ivy European Opportunities Fund	—	37,215	—	67,312
Ivy Global Bond Fund	2,786	40,832	2,991	21,746
Ivy Global Equity Income Fund	—	118,882	—	53,335
Ivy Global Income Allocation Fund	—	256,380	4,978	168,643
Ivy High Income Fund	—	4,933,766	—	3,759,079
Ivy International Core Equity Fund	—	835,781	—	691,024
Ivy International Growth Fund	—	109,067	—	59,456
Ivy Large Cap Growth Fund	—	446,084	—	559,454
Ivy Limited-Term Bond Fund	2,629	341,077	147,958	277,200
Ivy Managed European/Pacific Fund	—	543	—	8,851
Ivy Managed International Opportunities Fund	—	2,356	—	12,112
Ivy Micro Cap Growth Fund	—	84,591	—	38,115
Ivy Mid Cap Growth Fund	—	902,887	—	568,105
Ivy Money Market Fund	—	—	—	—
Ivy Municipal Bond Fund	—	6,692	—	5,215
Ivy Municipal High Income Fund	—	203,254	—	387,583
Ivy Pacific Opportunities Fund	—	411,869	—	498,378
Ivy Small Cap Growth Fund	—	249,665	—	229,284
Ivy Small Cap Value Fund	—	90,996	—	102,931
Ivy Tax-Managed Equity Fund	—	11,538	—	5,765
Ivy Value Fund	—	83,160	—	55,192

9. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of $0.001 par value shares of beneficial interest of each class of each Fund. On April 1, 2010, all Advisor Class shares were converted to Class I. Transactions in shares of beneficial interest were as follows:

	Ivy Bond Fund				Ivy Core Equity Fund			
	Six months ended 9-30-13		Year ended 3-31-13		Six months ended 9-30-13		Year ended 3-31-13	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	13,128	$ 137,657	21,415	$ 228,807	8,438	$107,336	13,608	$154,168
Class B	95	992	414	4,419	168	1,888	524	5,305
Class C	334	3,505	1,695	18,116	1,378	15,847	2,328	23,853
Class E	26	274	97	1,040	72	916	135	1,501
Class I	147	1,537	740	7,877	5,461	76,088	7,104	88,478
Class R	24	257	23	250	23	286	22	250
Class Y	63	667	149	1,595	1,745	23,258	1,117	13,453
Shares issued in reinvestment of distributions to shareholders:								
Class A	756	7,907	1,533	16,393	—	—	218	2,405
Class B	9	95	24	258	—	—	4	40
Class C	31	320	90	957	—	—	71	710
Class E	6	66	14	146	—	—	3	37
Class I	6	64	21	229	—	—	18	215
Class R	—	—	—	—	—	—	—	—
Class Y	4	46	20	209	—	—	9	106
Shares redeemed:								
Class A	(14,097)	(146,840)	(12,972)	(138,540)	(4,615)	(59,195)	(5,529)	(61,400)
Class B	(378)	(3,923)	(390)	(4,163)	(218)	(2,475)	(168)	(1,646)
Class C	(1,409)	(14,684)	(1,944)	(20,770)	(839)	(9,644)	(1,931)	(19,343)
Class E	(76)	(789)	(73)	(785)	(16)	(207)	(31)	(358)
Class I	(229)	(2,384)	(583)	(6,229)	(3,258)	(45,862)	(4,924)	(61,371)
Class R	(23)	(252)	—	—	(23)	(281)	—*	—*
Class Y	(280)	(2,970)	(526)	(5,612)	(311)	(4,239)	(530)	(6,178)
Net increase (decrease)	(1,863)	$ (18,455)	9,747	$ 104,197	8,005	$103,716	12,048	$140,225

| | Ivy Cundill Global Value Fund | | | | Ivy Dividend Opportunities Fund | | | |
| | Six months ended 9-30-13 | | Year ended 3-31-13 | | Six months ended 9-30-13 | | Year ended 3-31-13 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	4,250	$ 69,024	2,467	$ 32,043	2,702	$ 48,369	3,949	$ 62,525
Class B	37	562	22	264	80	1,407	143	2,234
Class C	77	1,201	62	768	292	5,183	295	4,616
Class E	8	133	9	124	16	297	37	578
Class I	85	1,435	64	835	1,044	19,004	1,079	18,196
Class R	19	296	18	250	16	287	16	250
Class Y	466	7,684	122	1,533	73	1,288	106	1,670
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	—	—	38	690	220	3,443
Class B	—	—	—	—	—	—	5	83
Class C	—	—	—	—	—	—	18	279
Class E	—	—	—	—	1	9	3	43
Class I	—	—	—	—	1	25	5	77
Class R	—	—	—	—	—	—	—	—
Class Y	—	—	—	—	2	33	10	159
Shares redeemed:								
Class A	(1,944)	(31,236)	(4,091)	(52,258)	(2,864)	(51,344)	(6,545)	(104,572)
Class B	(135)	(2,019)	(379)	(4,481)	(72)	(1,267)	(418)	(6,597)
Class C	(117)	(1,786)	(544)	(6,475)	(206)	(3,649)	(779)	(12,262)
Class E	(1)	(24)	(8)	(101)	(14)	(244)	(38)	(611)
Class I	(29)	(467)	(119)	(1,484)	(988)	(17,982)	(1,103)	(18,561)
Class R	(18)	(293)	—	—	(16)	(283)	—	—
Class Y	(46)	(763)	(855)	(10,944)	(203)	(3,644)	(330)	(5,183)
Net increase (decrease)	2,652	$ 43,747	(3,232)	$ (39,926)	(98)	$ (1,821)	(3,327)	$ (53,633)

| | Ivy European Opportunities Fund | | | | Ivy Global Bond Fund | | | |
| | Six months ended 9-30-13 | | Year ended 3-31-13 | | Six months ended 9-30-13 | | Year ended 3-31-13 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	720	$ 18,529	1,210	$ 27,852	4,956	$ 49,930	6,509	$ 66,576
Class B	4	89	7	157	148	1,501	192	1,962
Class C	29	712	26	579	608	6,176	1,122	11,487
Class E	—	—	—	—*	N/A	N/A	N/A	N/A
Class I	31	816	85	1,972	1,871	18,961	3,869	39,644
Class R	10	268	10	250	25	258	25	250
Class Y	14	357	23	537	126	1,270	231	2,371
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	25	599	250	2,513	619	6,297
Class B	—	—	—	—	6	63	17	176
Class C	—	—	—	—	43	435	120	1,221
Class E	—	—	—	—	N/A	N/A	N/A	N/A
Class I	—	—	15	350	82	827	133	1,350
Class R	—	—	—	—	—	—	—	—
Class Y	—	—	1	14	8	80	20	207
Shares redeemed:								
Class A	(1,406)	(35,958)	(2,022)	(47,050)	(4,779)	(47,972)	(5,527)	(56,504)
Class B	(45)	(1,082)	(103)	(2,237)	(171)	(1,712)	(133)	(1,356)
Class C	(41)	(998)	(129)	(2,815)	(990)	(9,934)	(1,012)	(10,334)
Class E	—	—	—	—	N/A	N/A	N/A	N/A
Class I	(127)	(3,286)	(935)	(21,884)	(2,581)	(25,846)	(1,046)	(10,675)
Class R	(10)	(266)	—	—	(25)	(253)	—	—
Class Y	(8)	(194)	(35)	(845)	(155)	(1,553)	(424)	(4,324)
Net increase (decrease)	(829)	$ (21,013)	(1,822)	$ (42,521)	(578)	$ (5,256)	4,715	$ 48,348

* Not shown due to rounding.

| | Ivy Global Equity Income Fund | | | | Ivy Global Income Allocation Fund | | | |
| | Six months ended 9-30-13 | | Period from 6-4-12 to 3-31-13 | | Six months ended 9-30-13 | | Year ended 3-31-13 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	6,218	$ 75,538	7,010	$ 78,790	8,937	$132,015	8,790	$125,896
Class B	122	1,495	319	3,508	43	619	100	1,411
Class C	368	4,524	1,264	14,164	372	5,410	754	10,681
Class E	N/A	N/A	N/A	N/A	12	183	33	472
Class I	959	11,822	3,717	41,695	324	4,808	821	11,862
Class R	22	279	22	250	18	271	17	250
Class Y	304	3,743	1,211	13,572	77	1,149	431	5,918
Shares issued in reinvestment of distributions to shareholders:								
Class A	165	1,989	67	755	472	6,889	817	11,475
Class B	—*	4	—	2	6	86	16	219
Class C	1	17	1	9	27	389	54	748
Class E	N/A	N/A	N/A	N/A	3	45	6	89
Class I	3	31	1	14	41	601	107	1,505
Class R	—	—	—	—	—	—	—	—
Class Y	—*	—*	—*	—*	8	111	17	240
Shares redeemed:								
Class A	(1,099)	(13,432)	(2,092)	(23,888)	(3,545)	(52,266)	(4,557)	(64,768)
Class B	(106)	(1,303)	(203)	(2,322)	(65)	(944)	(146)	(2,026)
Class C	(309)	(3,800)	(911)	(10,568)	(257)	(3,744)	(417)	(5,854)
Class E	N/A	N/A	N/A	N/A	(8)	(118)	(24)	(336)
Class I	(924)	(11,402)	(2,725)	(31,660)	(447)	(6,632)	(1,809)	(26,111)
Class R	(22)	(275)	—	—	(17)	(267)	—	—
Class Y	(304)	(3,743)	(907)	(10,530)	(30)	(436)	(376)	(5,299)
Net increase	5,398	$ 65,487	6,774	$ 73,791	5,971	$ 88,169	4,634	$ 66,372

| | Ivy High Income Fund | | | |
| | Six months ended 9-30-13 | | Year ended 3-31-13 | |
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	106,922	$ 927,500	232,510	$ 1,970,312
Class B	2,433	21,144	8,104	68,577
Class C	36,026	312,661	84,595	716,217
Class E	191	1,653	341	2,896
Class I	141,099	1,222,473	202,178	1,718,346
Class R	531	4,592	29	250
Class Y	45,787	396,899	73,780	625,284
Shares issued in reinvestment of distributions to shareholders:				
Class A	11,575	100,268	21,440	182,485
Class B	436	3,777	827	7,043
Class C	4,533	39,267	8,492	72,288
Class E	33	285	61	514
Class I	8,190	70,942	13,886	118,254
Class R	3	26	—	—
Class Y	2,912	25,235	5,594	47,602
Shares redeemed:				
Class A	(83,960)	(727,102)	(123,260)	(1,046,777)
Class B	(1,776)	(15,361)	(2,246)	(19,106)
Class C	(25,799)	(223,573)	(23,403)	(199,271)
Class E	(76)	(657)	(122)	(1,039)
Class I	(87,610)	(759,242)	(79,144)	(675,476)
Class R	(32)	(284)	—*	—*
Class Y	(41,632)	(359,834)	(39,531)	(334,134)
Net increase	119,786	$1,040,669	384,131	$ 3,254,265

Not shown due to rounding.

	Ivy International Core Equity Fund				Ivy International Growth Fund			
	Six months ended 9-30-13		Year ended 3-31-13		Six months ended 9-30-13		Year ended 3-31-13	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	11,232	$ 188,124	16,599	$ 245,740	2,164	$ 79,332	1,959	$ 67,374
Class B	43	656	69	920	36	1,156	57	1,767
Class C	506	7,715	927	12,506	35	1,138	78	2,388
Class E	20	341	34	511	—	—*	—	—*
Class I	5,394	91,519	13,045	192,126	61	2,239	748	25,457
Class R	45	782	16	250	8	313	7	250
Class Y	1,133	19,685	3,788	56,429	16	575	234	7,917
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	581	8,830	—	—	36	1,227
Class B	—	—	6	83	—	—	—*	3
Class C	—	—	55	759	—	—	1	33
Class E	—	—	3	39	—	—	—	—
Class I	—	—	574	8,749	—	—	18	630
Class R	—	—	—	—	—	—	—	—
Class Y	—	—	135	2,062	—	—	4	137
Shares redeemed:								
Class A	(6,943)	(116,437)	(20,754)	(306,977)	(821)	(30,164)	(948)	(32,094)
Class B	(103)	(1,568)	(326)	(4,432)	(14)	(466)	(32)	(957)
Class C	(825)	(12,494)	(2,408)	(32,381)	(58)	(1,895)	(152)	(4,500)
Class E	(12)	(200)	(29)	(432)	—	—	—	—
Class I	(3,389)	(57,215)	(10,941)	(161,681)	(208)	(7,731)	(149)	(5,057)
Class R	(16)	(275)	—	—	(7)	(269)	—	—
Class Y	(2,587)	(43,393)	(5,457)	(80,092)	(108)	(3,970)	(193)	(6,635)
Net increase (decrease)	**4,498**	**$ 77,240**	**(4,083)**	**$ (56,991)**	**1,104**	**$ 40,258**	**1,668**	**$ 57,940**

** Not shown due to rounding.*

	Ivy Large Cap Growth Fund				Ivy Limited-Term Bond Fund			
	Six months ended 9-30-13		Year ended 3-31-13		Six months ended 9-30-13		Year ended 3-31-13	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	7,373	$ 121,968	14,784	$ 216,679	41,904	$ 461,764	60,148	$ 674,058
Class B	39	558	117	1,473	294	3,224	715	8,013
Class C	259	3,877	759	10,082	2,939	32,557	6,412	71,861
Class E	26	426	73	1,071	50	555	171	1,918
Class I	926	15,628	2,248	33,811	3,553	39,439	8,306	93,114
Class R	151	2,469	850	12,171	23	256	22	250
Class Y	416	6,941	1,948	28,807	460	5,114	6,002	67,268
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	125	1,815	705	7,788	1,806	20,239
Class B	—	—	—	—	4	45	21	234
Class C	—	—	—	—	43	472	194	2,178
Class E	—	—	1	10	2	23	5	61
Class I	—	—	26	388	42	461	144	1,614
Class R	—	—	—	—	—	—	—	—
Class Y	—	—	20	287	23	261	92	1,025
Shares redeemed:								
Class A	(12,325)	(203,782)	(18,026)	(266,421)	(32,230)	(355,784)	(47,647)	(533,902)
Class B	(87)	(1,239)	(436)	(5,594)	(573)	(6,323)	(852)	(9,542)
Class C	(509)	(7,569)	(1,645)	(21,880)	(7,296)	(80,306)	(8,838)	(99,028)
Class E	(24)	(397)	(67)	(968)	(100)	(1,096)	(44)	(492)
Class I	(2,919)	(49,467)	(9,147)	(139,117)	(7,471)	(82,288)	(7,051)	(79,011)
Class R	(236)	(3,816)	(674)	(9,625)	(22)	(251)	—	—
Class Y	(991)	(16,832)	(2,025)	(29,971)	(2,805)	(31,005)	(5,446)	(60,992)
Net increase (decrease)	**(7,901)**	**$(131,235)**	**(11,069)**	**$(166,982)**	**(455)**	**$ (5,094)**	**14,160**	**$ 158,866**

	Ivy Managed European/Pacific Fund				Ivy Managed International Opportunities Fund			
	Six months ended 9-30-13		Year ended 3-31-13		Six months ended 9-30-13		Year ended 3-31-13	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	1,168	$ 9,147	2,062	$ 15,681	2,953	$ 26,917	4,714	$ 40,470
Class B	8	60	14	104	8	75	25	205
Class C	13	100	28	206	17	158	97	820
Class E	—	—	—	—	—	—	—	—
Class I	10	79	15	117	9	80	30	271
Class R	32	263	32	250	28	268	28	250
Class Y	2	17	10	76	25	220	22	194
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	48	383	—	—	281	2,496
Class B	—	—	—	—	—	—	2	17
Class C	—	—	—*	—*	—	—	5	39
Class E	—	—	—	—	—	—	—	—
Class I	—	—	—*	—*	—	—	—*	4
Class R	—	—	—	—	—	—	—	—
Class Y	—	—	—*	3	—	—	1	7
Shares redeemed:								
Class A	(2,188)	(17,160)	(2,796)	(21,399)	(3,944)	(35,969)	(5,964)	(51,349)
Class B	(16)	(123)	(44)	(324)	(35)	(314)	(69)	(578)
Class C	(28)	(213)	(66)	(476)	(51)	(458)	(158)	(1,325)
Class E	—	—	—	—	—	—	—	—
Class I	(8)	(65)	(16)	(128)	(23)	(213)	(18)	(144)
Class R	(31)	(261)	—	—	(28)	(266)	—	—
Class Y	(4)	(29)	(31)	(238)	(16)	(145)	(33)	(279)
Net decrease	(1,042)	$ (8,185)	(744)	$ (5,745)	(1,057)	$ (9,647)	(1,037)	$ (8,902)

* Not shown due to rounding.

	Ivy Micro Cap Growth Fund				Ivy Mid Cap Growth Fund			
	Six months ended 9-30-13		Year ended 3-31-13		Six months ended 9-30-13		Year ended 3-31-13	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	2,306	$ 52,229	1,337	$ 24,706	12,180	$ 255,968	35,683	$ 638,824
Class B	26	570	28	510	167	3,065	401	6,336
Class C	123	2,760	76	1,383	2,640	50,582	4,059	67,787
Class E	N/A	N/A	N/A	N/A	28	588	54	971
Class I	421	9,795	109	1,966	20,325	439,743	34,973	664,913
Class R	29	657	28	536	1,042	21,601	2,349	42,082
Class Y	43	1,100	10	194	5,302	115,109	13,593	254,864
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	—	—	—	—	304	5,527
Class B	—	—	—	—	—	—	7	115
Class C	—	—	—	—	—	—	46	767
Class E	N/A	N/A	N/A	N/A	—	—	1	22
Class I	—	—	—	—	—	—	259	4,916
Class R	—	—	—	—	—	—	17	312
Class Y	—	—	—	—	—	—	107	1,991
Shares redeemed:								
Class A	(553)	(12,343)	(1,062)	(19,216)	(7,827)	(165,826)	(12,727)	(233,215)
Class B	(12)	(249)	(20)	(367)	(109)	(1,972)	(270)	(4,267)
Class C	(24)	(522)	(57)	(1,004)	(973)	(18,664)	(2,060)	(34,107)
Class E	N/A	N/A	N/A	N/A	(10)	(206)	(23)	(403)
Class I	(42)	(942)	(131)	(2,342)	(8,023)	(178,517)	(13,612)	(260,712)
Class R	(29)	(647)	(14)	(282)	(880)	(18,147)	(1,259)	(22,833)
Class Y	(3)	(75)	(41)	(729)	(4,047)	(88,124)	(11,581)	(214,202)
Net increase	2,285	$ 52,333	263	$ 5,355	19,815	$ 415,200	50,321	$ 919,688

| | Ivy Money Market Fund | | | | Ivy Municipal Bond Fund | | | |
| | Six months ended 9-30-13 | | Year ended 3-31-13 | | Six months ended 9-30-13 | | Year ended 3-31-13 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	147,035	$ 147,035	160,828	$ 160,828	2,284	$ 27,221	5,124	$ 62,430
Class B	3,452	3,452	6,108	6,108	27	320	88	1,076
Class C	37,559	37,559	37,852	37,852	155	1,851	742	9,040
Class E	1,585	1,585	2,747	2,747	N/A	N/A	N/A	N/A
Class I	N/A	N/A	N/A	N/A	24	282	136	1,661
Class Y	N/A	N/A	N/A	N/A	—	—*	50	606
Shares issued in reinvestment of distributions to shareholders:								
Class A	14	14	27	27	138	1,633	239	2,906
Class B	1	1	2	2	2	22	4	48
Class C	4	4	7	7	17	203	34	420
Class E	—*	—*	1	1	N/A	N/A	N/A	N/A
Class I	N/A	N/A	N/A	N/A	2	18	2	22
Class Y	N/A	N/A	N/A	N/A	—*	3	1	8
Shares redeemed:								
Class A	(120,970)	(120,970)	(202,199)	(202,199)	(3,287)	(38,641)	(2,559)	(31,204)
Class B	(2,481)	(2,481)	(6,516)	(6,516)	(67)	(798)	(87)	(1,061)
Class C	(27,595)	(27,595)	(44,742)	(44,742)	(745)	(8,789)	(627)	(7,637)
Class E	(1,531)	(1,531)	(1,877)	(1,877)	N/A	N/A	N/A	N/A
Class I	N/A	N/A	N/A	N/A	(66)	(769)	(53)	(640)
Class Y	N/A	N/A	N/A	N/A	(13)	(150)	(47)	(575)
Net increase (decrease)	37,073	$ 37,073	(47,762)	$ (47,762)	(1,529)	$(17,594)	3,047	$ 37,100

* Not shown due to rounding.

| | Ivy Municipal High Income Fund | | | | Ivy Pacific Opportunities Fund | | | |
| | Six months ended 9-30-13 | | Year ended 3-31-13 | | Six months ended 9-30-13 | | Year ended 3-31-13 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	12,249	$ 64,326	52,256	$ 281,954	3,770	$ 51,423	8,905	$ 120,857
Class B	174	924	1,626	8,752	24	283	98	1,154
Class C	3,897	20,611	27,917	150,467	55	665	156	1,916
Class E	N/A	N/A	N/A	N/A	—	1	—	—
Class I	35,629	183,556	96,022	518,337	402	5,571	2,198	29,513
Class R	N/A	N/A	N/A	N/A	18	263	18	250
Class Y	805	4,235	4,177	22,605	71	986	118	1,573
Shares issued in reinvestment of distributions to shareholders:								
Class A	1,721	8,902	2,778	15,041	—	—	244	3,410
Class B	32	167	47	254	—	—	—*	3
Class C	695	3,593	1,027	5,560	—	—	3	41
Class E	N/A	N/A	N/A	N/A	—	—	—	—
Class I	1,972	10,216	3,095	16,766	—	—	109	1,563
Class R	N/A	N/A	N/A	N/A	—	—	—	—
Class Y	116	603	218	1,178	—	—	3	49
Shares redeemed:								
Class A	(32,558)	(168,619)	(28,697)	(155,931)	(9,422)	(127,817)	(9,777)	(132,826)
Class B	(575)	(2,959)	(430)	(2,334)	(188)	(2,109)	(294)	(3,361)
Class C	(15,121)	(77,883)	(7,914)	(43,012)	(284)	(3,380)	(489)	(5,809)
Class E	N/A	N/A	N/A	N/A	—	—	—	—
Class I	(58,444)	(301,861)	(41,787)	(226,983)	(1,278)	(17,909)	(1,579)	(21,904)
Class R	N/A	N/A	N/A	N/A	(18)	(259)	—	—
Class Y	(3,094)	(15,809)	(3,095)	(16,809)	(93)	(1,298)	(247)	(3,400)
Net increase (decrease)	(52,502)	$(269,998)	107,240	$ 575,845	(6,943)	$ (93,580)	(534)	$ (6,971)

* Not shown due to rounding.

	Ivy Small Cap Growth Fund				Ivy Small Cap Value Fund			
	Six months ended 9-30-13		Year ended 3-31-13		Six months ended 9-30-13		Year ended 3-31-13	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	4,021	$ 68,932	4,987	$ 72,934	2,014	$ 35,676	2,703	$ 41,730
Class B	108	1,563	153	1,924	19	300	23	319
Class C	760	11,539	1,407	18,583	179	2,955	165	2,371
Class E	34	575	42	609	—	—	—	—*
Class I	1,872	37,969	4,210	72,781	277	5,156	239	3,827
Class R	699	11,860	708	10,321	24	433	33	531
Class Y	1,918	37,961	2,603	43,403	104	1,915	243	3,728
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	449	6,202	—	—	480	7,119
Class B	—	—	23	275	—	—	9	114
Class C	—	—	371	4,603	—	—	29	398
Class E	—	—	5	69	—	—	—	—
Class I	—	—	161	2,628	—	—	33	514
Class R	—	—	23	311	—	—	—	—
Class Y	—	—	266	4,201	—	—	10	158
Shares redeemed:								
Class A	(2,522)	(42,886)	(4,859)	(70,255)	(2,414)	(42,779)	(4,046)	(61,765)
Class B	(93)	(1,344)	(203)	(2,522)	(34)	(536)	(120)	(1,608)
Class C	(954)	(14,458)	(2,666)	(34,783)	(117)	(1,912)	(335)	(4,674)
Class E	(14)	(237)	(34)	(504)	—	—	—	—
Class I	(1,044)	(21,304)	(2,207)	(38,184)	(128)	(2,385)	(215)	(3,376)
Class R	(270)	(4,637)	(572)	(8,321)	(17)	(302)	(16)	(279)
Class Y	(1,345)	(26,429)	(3,633)	(59,729)	(57)	(1,051)	(1,306)	(20,514)
Net increase (decrease)	3,170	$ 59,104	1,234	$ 24,546	(150)	$ (2,530)	(2,071)	$(31,407)

* Not shown due to rounding.

	Ivy Tax-Managed Equity Fund				Ivy Value Fund			
	Six months ended 9-30-13		Year ended 3-31-13		Six months ended 9-30-13		Year ended 3-31-13	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	690	$10,076	942	$12,345	2,774	$ 59,322	3,404	$ 62,633
Class B	47	708	96	1,251	38	781	133	2,359
Class C	21	303	101	1,314	156	3,228	149	2,659
Class E	N/A	N/A	N/A	N/A	—	—	—	—
Class I	61	950	126	1,675	47	1,004	118	2,138
Class R	N/A	N/A	N/A	N/A	14	295	28	528
Class Y	1	11	26	335	20	424	33	611
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	6	80	—	—	54	931
Class B	—	—	—*	—*	—	—	—	1
Class C	—	—	—	—	—	—	1	15
Class E	N/A	N/A	N/A	N/A	—	—	—	—
Class I	—	—	—*	1	—	—	1	21
Class R	N/A	N/A	N/A	N/A	—	—	—	—
Class Y	—	—	—*	2	—	—	—*	3
Shares redeemed:								
Class A	(374)	(5,519)	(374)	(4,906)	(1,514)	(32,270)	(1,827)	(33,052)
Class B	(46)	(699)	(91)	(1,191)	(52)	(1,051)	(51)	(882)
Class C	(2)	(31)	(80)	(1,043)	(59)	(1,215)	(135)	(2,325)
Class E	N/A	N/A	N/A	N/A	—	—	—	—
Class I	(59)	(920)	(118)	(1,568)	(28)	(599)	(113)	(1,931)
Class R	N/A	N/A	N/A	N/A	(14)	(292)	(14)	(278)
Class Y	(3)	(41)	(45)	(576)	(33)	(712)	(30)	(558)
Net increase	336	$ 4,838	589	$ 7,719	1,349	$ 28,915	1,751	$ 32,873

* Not shown due to rounding.

10. COMMITMENTS ($ amounts in thousands)

Bridge loan commitments may obligate a Fund to furnish temporary financing to a borrower until permanent financing can be arranged. At period ended September 30, 2013, Ivy High Income Fund had outstanding bridge loan commitments of $47,395. In connection with these commitments, the Fund earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income on the Statement of Operations.

11. PURCHASE COMMITMENTS ($ amounts in thousands)

The Ivy High Income Fund entered into a subscription agreement to acquire limited partnership interests in Maritime Finance Company Ltd. The remaining commitment amount at September 30, 2013 was $15,388. Cash and cash equivalents of $15,388 held by the Ivy High Income Fund have been segregated to meet these purchase commitments.

12. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at September 30, 2013 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Ivy Bond Fund	$ 588,706	$ 13,237	$18,844	$ (5,607)
Ivy Core Equity Fund	560,006	145,426	3,290	142,136
Ivy Cundill Global Value Fund	258,208	60,103	8,186	51,917
Ivy Dividend Opportunities Fund	250,245	96,875	843	96,032
Ivy European Opportunities Fund	151,253	58,619	1,694	56,925
Ivy Global Bond Fund	274,729	6,921	8,452	(1,531)
Ivy Global Equity Income Fund	137,349	13,406	982	12,424
Ivy Global Income Allocation Fund	432,315	37,940	9,273	28,667
Ivy High Income Fund	8,676,227	319,894	72,078	247,816
Ivy International Core Equity Fund	1,553,122	256,332	26,858	229,474
Ivy International Growth Fund	300,153	61,282	7,556	53,726
Ivy Large Cap Growth Fund	1,001,425	401,770	1,420	400,350
Ivy Limited-Term Bond Fund	1,578,119	17,104	12,175	4,929
Ivy Managed European/Pacific Fund	65,135	5,774	—	5,774
Ivy Managed International Opportunities Fund	166,697	24,936	—	24,936
Ivy Micro Cap Growth Fund	130,963	42,807	3,751	39,056
Ivy Mid Cap Growth Fund	3,264,542	871,747	66,469	805,278
Ivy Money Market Fund	212,102	—	—	—
Ivy Municipal Bond Fund	138,886	7,463	3,452	4,011
Ivy Municipal High Income Fund	1,275,411	31,775	66,213	(34,438)
Ivy Pacific Opportunities Fund	503,064	97,466	15,293	82,173
Ivy Small Cap Growth Fund	755,701	338,733	10,915	327,818
Ivy Small Cap Value Fund	239,793	57,544	4,137	53,407
Ivy Tax-Managed Equity Fund	29,186	8,065	113	7,952
Ivy Value Fund	174,398	45,755	543	45,212

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended March 31, 2013 and the post-October and late-year ordinary activity updated with information available through the date of this report were as follows:

Fund	Distributed Ordinary Income	Undistributed Ordinary Income	Distributed Long-Term Capital Gains	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Ivy Bond Fund	$ 20,250	$ 273	$ —	$ —	$—	$ 259	$ —
Ivy Core Equity Fund	443	—	3,661	7,138	—	—	15
Ivy Cundill Global Value Fund	—	228	—	—	—	—	312
Ivy Dividend Opportunities Fund	4,410	—	—	—	—	1,237	—
Ivy European Opportunities Fund	981	141	—	—	—	—	—
Ivy Global Bond Fund	10,397	569	195	431	—	—	—
Ivy Global Equity Income Fund	1,568	1,590	—	122	—	—	—
Ivy Global Income Allocation Fund	14,809	2,308	—	—	—	—	—
Ivy High Income Fund	524,544	46,518	19,839	34,648	—	—	—
Ivy International Core Equity Fund	22,612	13,919	—	—	—	—	—
Ivy International Growth Fund	2,164	1,070	—	—	—	—	—
Ivy Large Cap Growth Fund	2,842	—	11	39,209	—	—	915
Ivy Limited-Term Bond Fund	24,212	372	4,306	9,541	—	—	—
Ivy Managed European/Pacific Fund	393	—	—	—	—	1,004	121
Ivy Managed International Opportunities Fund	2,598	—	—	—	—	543	143

Fund	Distributed Ordinary Income	Undistributed Ordinary Income	Distributed Long-Term Capital Gains	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Ivy Micro Cap Growth Fund	$ —	$ —	$ —	$ —	$—	$ —	$ 370
Ivy Mid Cap Growth Fund	—	—	15,530	10,654	—	—	6,164
Ivy Money Market Fund	41	22	—	—	—	—	—
Ivy Municipal Bond Fund	3,975	55	—	—	—	—	—
Ivy Municipal High Income Fund	53,850	3,933	—	1,122	—	—	—
Ivy Pacific Opportunities Fund	5,114	181	—	—	—	—	—
Ivy Small Cap Growth Fund	—	—	19,703	31,336	—	—	1,049
Ivy Small Cap Value Fund	2,168	4,448	6,535	7,050	—	—	—
Ivy Tax-Managed Equity Fund	90	—	—	—	—	80	29
Ivy Value Fund	1,010	193	25	504	—	—	—

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal year late-year ordinary losses that arise from the netting of activity generated between each November 1 and the end of its fiscal year on certain specified ordinary items.

Accumulated capital losses represent net capital loss carryovers as of March 31, 2013 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. Under the Regulated Investment Company Modernization Act of 2010 (the "Modernization Act"), a Fund is permitted to carry forward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. Any losses incurred during those future taxable years will be required to be utilized prior to any losses incurred in pre-enactment taxable years which have only an eight year carryforward period. As a result of this ordering rule, pre-enactment capital loss carryovers may expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term capital losses rather than being considered all short-term as under the previous law. The Fund's first fiscal year end subject to the Modernization Act is March 31, 2012. The following table shows the expiration dates for capital loss carryovers from pre-enactment taxable years and the amounts of capital loss carryovers, if any, by each of the applicable Funds electing to be taxed as a RIC during the year ended March 31, 2013:

Fund	Pre-Enactment						Post-Enactment	
	2014	2015	2016	2017	2018	2019	Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
Ivy Bond Fund	$—	$94	$902	$ 6,969	$ 13,527	$ —	$ —	$ —
Ivy Core Equity Fund	—	—	—	—	—	—	—	—
Ivy Cundill Global Value Fund	—	—	—	—	45,650	—	—	—
Ivy Dividend Opportunities Fund	—	—	—	—	19,669	—	—	—
Ivy European Opportunities Fund	—	—	—	43,096	132,101	—	2,983	3,627
Ivy Global Bond Fund	—	—	—	—	—	—	—	—
Ivy Global Equity Income Fund	—	—	—	—	—	—	—	—
Ivy Global Income Allocation Fund	—	—	—	—	34,018	—	3,086	9,589
Ivy High Income Fund	—	—	—	—	—	—	—	—
Ivy International Core Equity Fund	—	—	—	—	—	—	33,297	46,150
Ivy International Growth Fund	—	—	—	—	17,827	—	—	—
Ivy Large Cap Growth Fund	—	—	—	—	90,761	—	—	—
Ivy Limited-Term Bond Fund	—	—	—	—	—	—	—	—
Ivy Managed European/Pacific Fund	—	—	—	—	15,270	297	—	2,045
Ivy Managed International Opportunities Fund	—	—	—	—	9,289	10,440	—	6,654
Ivy Micro Cap Growth Fund	—	—	—	—	—	—	123	—
Ivy Mid Cap Growth Fund	—	—	—	—	—	—	—	—
Ivy Money Market Fund	—	—	—	—	—	37	—	—
Ivy Municipal Bond Fund	—	—	34	101	84	146	—	—
Ivy Municipal High Income Fund	—	—	—	—	—	—	—	—
Ivy Pacific Opportunities Fund	—	—	—	—	—	—	32,189	22,414
Ivy Small Cap Growth Fund	—	—	—	—	—	—	—	—
Ivy Small Cap Value Fund	—	—	—	—	—	—	—	—
Ivy Tax-Managed Equity Fund	—	—	—	—	7	38	31	—
Ivy Value Fund	—	—	—	—	—	—	—	—

Ivy Mortgage Securities Fund was merged into Ivy Bond Fund as of January 24, 2011. At the time of the merger, Ivy Mortgage Securities Fund had capital loss carryovers available to offset future gains of the Ivy Bond Fund. These carryovers are limited to $4,298 for each period ending from March 31, 2014 through 2018, plus any unused limitations from prior years.

Ivy Capital Appreciation Fund was merged into Ivy Large Cap Growth Fund as of June 13, 2011. At the time of the merger, Ivy Capital Appreciation Fund had capital loss carryovers available to offset future gains of the Ivy Large Cap Growth Fund. These carryovers are limited to $18,066 for each period ending from March 31, 2014 through 2017 plus any unused limitations from prior years.

RENEWAL OF INVESTMENT MANAGEMENT AGREEMENT
Ivy Funds

At a meeting of the Board of Trustees of Ivy Funds (the "Trust") held on August 12th and 13th, 2013, the Trustees, including all of the Trustees who are not "interested persons," as defined in Section 2(a)(19) of the 1940 Act, unanimously approved the continuance of the Investment Management Agreement between Ivy Investment Management Company ("IICO") and the Trust and the continuance of the Investment Subadvisory Agreements between IICO and:

- Advantus Capital Management, Inc. (with respect to Ivy Bond Fund and Ivy Real Estate Securities Fund)

- Mackenzie Financial Corporation (with respect to Ivy Cundill Global Value Fund)

- Wall Street Associates (with respect to Ivy Micro Cap Growth Fund)

- LaSalle Securities (Ivy Global Real Estate Fund and Ivy Global Risk-Managed Real Estate Fund) (each such subadviser referred to herein as a "Subadviser").

The Board's Independent Trustees were assisted in their review by independent legal counsel, and met with such counsel separately from representatives of IICO. Independent legal counsel explained the factors that the Board should consider as part of its review of the various agreements, including, among other things, the nature and the quality of the services provided by IICO and the Subadvisers, profitability (including any fall-out benefits) from the relationships with each series of the Trust (each a "Fund," and together, the "Funds"), economies of scale, the role played by the Independent Trustees, and information on comparative fees and expenses. The Board also considered the written responses and supplementary materials produced by IICO and each Subadviser in response to a 15(c) due diligence request list submitted by the Independent Trustees' counsel prior to the meeting. Included in those responses, which had been provided to the Board prior to the meeting, was a Fund-by-Fund profitability analysis prepared by IICO, as well as an explanation of the methodology by which the profitability analysis was calculated. The Board also received extensive materials on performance, expenses and comparable fund information from Lipper, Inc., an independent mutual fund rating service. Finally, the Independent Trustees received and reviewed a considerable amount of information that their independent fee consultant had provided to them. The Independent Trustees previously had reviewed these materials during a telephonic meeting earlier in August. They further reviewed these materials extensively among themselves, with their independent legal counsel and independent fee consultant, and with the other Board members at an executive session of the Independent Trustees on August 12th, as well as the August 13th Board meeting, during which the Board considered various factors described below, none of which by itself was considered dispositive. However, the material factors and conclusions that formed the basis for the Board's determination to approve the agreements are discussed separately below.

Nature, Extent and Quality of Services

The Board considered the nature, extent and quality of services provided to the Funds by IICO and each Subadviser, taking into account the large amount of materials produced by IICO and each Subadviser in response to the 15(c) due diligence request lists submitted on their behalf by counsel. They also considered the knowledge they had received from the regular meetings of the Board, including from the materials provided in connection with those meetings, such as the resources and key personnel of IICO and each Subadviser, as well as the other services provided to the Funds by IICO and each Subadviser (such as, managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to each Fund's investment restrictions, producing reports, providing support services for the Board and Board committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various Fund policies and procedures and with applicable securities laws and regulations). The Board also took into account the compliance environment at IICO and each Subadviser, noting the resources that IICO has dedicated towards compliance. The Board concluded that the nature and extent of the services provided by IICO and each Subadviser were appropriate, that the quality of those services had been consistent with quality norms in the industry and that the Funds were likely to benefit from the continued provision of those services.

Benefits from the Relationship with Funds

The Board next discussed whether IICO or any Subadviser derives any other direct or indirect benefit from serving the Funds. The Board considered the benefits that accrue to each organization from its respective relationship with a Fund, including the fact that a variety of services are provided by affiliates of IICO, including distribution, shareholder servicing, administrative and fund accounting services. After full consideration of these and other factors, the Board concluded that none of IICO, any Subadviser or any of their affiliates receive any additional direct or indirect benefits that would preclude the Board from approving the continuation of an investment advisory agreement with IICO or any investment sub-advisory agreement with a Subadviser.

Economies of Scale

The Board discussed whether economies of scale are being realized by the Funds and whether fee levels reflect those economies of scale for the benefit of the Funds' shareholders. In that context, the Board discussed the current level of the Funds' advisory fee breakpoints and also considered the current and anticipated asset levels of the Funds and the potential for growth in each Fund. The Board concluded that the Funds' asset sizes and fee structures did not warrant the restructuring or reevaluation of the fee breakpoints for the Funds at the current time.

Performance of the Funds and Costs of Services Provided

The Board considered, on a Fund by Fund basis, the performance of each Fund and the costs of the services provided, focusing on a number of Funds that the independent fee consultant had identified. Specifically, the Board examined the investment performance of each Fund, including quintile ranking for short- and long-term time periods and each Fund's performance against its peers. The Board also examined the performance of each Fund against its respective Lipper index for the same periods. After extensively reviewing all of the performance information provided, the Board concluded that the Funds' performance in each asset class was acceptable. Although the performance of some of the focus Funds identified by the independent fee consultant lagged that of their peers or respective Lipper index, the Board recognized that IICO, or the applicable Subadviser, had taken, or was taking, steps to address that underperformance, and determined to continue to monitor closely the performance of those Funds.

The Board also considered the expenses of each Fund, the expense ratio of each Fund, and the expense limitation arrangements entered into by IICO in light of the services provided by IICO and each Subadviser. The Board also compared each Fund's expenses, including advisory, distribution and shareholder servicing fees, with the expenses and advisory fees of other investment advisers managing similarly situated funds, as well as the advisory fees that IICO (or an affiliate) charges for providing advisory services to other accounts in the same asset class for certain

Funds. In that regard, the Board noted that IICO performs significant additional services for the Funds as compared to those other accounts. The Board also took into account the information on IICO's profitability in managing the Funds, including the methodology used to calculate profitability. The Board finally considered the amount of assets in each Fund, each Fund's average account size and how those factors affect the Funds' expense ratios, noting that, as the Funds' assets have increased over time, the expense ratios of the Funds generally have fallen. After completing this examination, the Board concluded that each Fund's expenses are appropriate at the current time.

Independent Fee Consultant Review

During August of 2013, and as part of their regularly scheduled meetings, the Disinterested Trustees of Ivy Funds (collectively, the "Ivy Funds" and any separate series thereof an "Ivy Fund") reviewed a substantial amount of information in connection with considering the continuation of the existing investment management agreement currently in effect between Ivy Investment Management Company ("IICO") and the Ivy Funds. The Disinterested Trustees of the Ivy Funds engaged an independent fee consultant to assist them in evaluating the reasonableness of the management fees charged by IICO to the Ivy Funds. The independent fee consultant's review addressed the following fee-related factors:

1.   The nature, extent and quality of IICO's services to the Ivy Funds, including performance

2.   Management fees (including any components thereof) charged by other mutual fund companies for like services

3.   Management fees (including any components thereof) charged to institutional and other clients of IICO for like services

4.   Costs to IICO and its affiliates of supplying services pursuant to the management fee agreement, and profit margins of IICO and its affiliates from supplying such services

5.   Possible economies of scale as an Ivy Fund grows larger

The following summarizes the findings of the independent fee consultant retained by the Disinterested Trustees.[1]

Summary Findings

The report stated that IICO delivered reasonable levels of performance in the longer-term periods and service to the Ivy Funds in relation to its management fees and relative to investment advisers of comparable mutual funds. For the three-year period ended March 31, 2013, when compared to their respective peer groups established by Lipper, Inc. ("Lipper"), approximately 21% of the Ivy Funds were in the top quintile of performance and 39% of the Ivy Funds were in the top two quintiles of performance. The independent fee consultant noted that the Ivy Funds' performance appeared to be grounded in a number of institutional competitive advantages at IICO, including stock selection ability, ability to attract top talent, strategic vision, performance-focused culture, economic analysis, ability to serve small account sizes and an effective trading infrastructure, and that these factors offer the Ivy Funds a reasonable expectation of strong investment and service performance over the long term.

The report stated that for the 12 months ended March 31, 2013, the total expense ratios of the Ivy Funds were 3% below the mean total expense ratios of comparable Lipper Expense Group peers and 14% below the mean total expense ratios of funds in the comparable Lipper Expense Universes. The management fees for the Ivy Funds on average were approximately 7% below the mean management fees for their Lipper Expense Groups and Lipper Expense Universes. The independent fee consultant noted that the Ivy Funds' small average account size introduces certain biases in the Lipper analyses that generally work against Ivy Funds in Lipper expense comparisons and, as a result, the Lipper findings may be considered conservative in that regard. The independent fee consultant found that within the larger Lipper averages, the management fees and total expenses of individual Ivy Funds and share classes are reasonable relative to their performance.

---

[1]   The independent fee consultant's evaluation was based on information provided by IICO, Lipper, Inc., other information providers and other independent analyses. The term "management fees" refers to the actual annual advisory and administrative fees, net of any fee waivers, paid by an Ivy Fund to IICO, as a percentage of average net assets. The term "total expenses" refers to the total annual expenses, net of any fee waivers, paid by an Ivy Fund, as a percentage of average net assets. Where these terms are used in reference to groups of Ivy Funds, numbers expressed are usually on an asset-weighted basis. Fee and performance data used in screening methodologies are usually for the period ending March 31, 2013. Lipper report data reflects Class A shares.

The report also stated that the management fees IICO charges to the Ivy Funds are reasonable in relation to the management fees it charges to its institutional account clients. The report noted that these institutional account clients have different service and infrastructure needs and in addition, based on industry data, the average spread between management fees charged to the Ivy Funds and those it charges to institutional account clients is reasonable relative to the average fee spreads computed from industry surveys.

The independent fee consultant found that the level of profit earned by IICO from managing the Ivy Funds appears to be reasonable. The report noted that IICO's overall profitability from managing the Ivy Funds and its other operations is at the median of most similarly-sized, publicly traded mutual fund managers and appears adequate to enable IICO to continue to provide quality support to the Ivy Funds and their shareholders.

The report stated that the independent fee consultant found the Ivy Funds' fees and expenses reasonable in light of any possible economies of scale that may exist. The report went on to state that the Ivy Funds' shareholders are generally benefiting from lower expense ratios resulting from lower management fees through growth in assets and savings generated in non-management expenses.

Conclusions

The independent fee consultant believes that the services provided by IICO and its affiliates and expenses incurred by the Ivy Funds in the previous twelve months are reasonable and provide adequate justification for renewal of the Ivy Funds' existing advisory agreements.

Approval of Ivy Global Equity Income Fund

At a meeting of the Board of Trustees (the "Board") of Ivy Funds (the "Trust") held on May 22, 2012, the trustees, including all of the trustees who are not "interested persons" as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended ("Independent Trustees"), considered and approved an amendment to the Investment Management Agreement (the "Agreement") between Ivy Investment Management Company ("IICO") and the Trust, on behalf of Ivy Global Equity Income Fund (the "Fund"), to include the Fund under the Agreement. The Fund is a newly created series of the Trust.

The Independent Trustees were assisted in their consideration of the Agreement by independent legal counsel, and met with such counsel separately from representatives of IICO and the interested trustee. Independent legal counsel had provided the Board with a memorandum that discussed the various factors that the Board should consider as part of its consideration of the Agreement, including, among other things, the nature and the quality of the services proposed to be provided to the Fund by IICO, IICO's projected profitability (including any fall-out benefits) from its proposed relationship with the Fund, projected economies of scale, the role played by the Independent Trustees and information on comparative fees and expenses. The material factors and conclusions that formed the basis for the Board's determination to approve the Agreement are discussed below.

In considering the Agreement, the Board noted that the Fund would be managed in a substantially similar fashion as the equity portion of the Ivy Global Income Allocation Fund. Although the Fund has not yet commenced operations and therefore the Board did not have specific information to examine, the Board concluded that the Fund appeared to be designed to be able to achieve acceptable performance. The Board also considered the proposed expenses of the Fund, the cost of the services proposed to be provided by IICO, including as compared to the other funds in the Ivy Funds family, and the proposed expense cap agreement, and concluded that the proposed expenses of the Fund were acceptable. The Board, however, did not discuss the projected profitability of IICO in managing the Fund because the Fund had not yet commenced operations, but noted that it would monitor profitability once the Fund began operations. The Board considered the nature, extent and quality of services proposed to be provided to the Fund by IICO, taking into account the investment objective and strategy of the Fund based upon its experience with IICO, as well as the materials previously provided to the Board on the Fund. In addition, the Board reviewed the resources and key personnel of IICO, especially those proposed to provide investment management services to the Fund. The Board also considered other services proposed to be provided to the Fund by IICO, based upon its current experiences with IICO, such as monitoring adherence to the Ivy Funds' investment restrictions, producing reports, providing support services for the Board and Board committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various policies and procedures and with applicable securities laws and regulations. The Board concluded that the nature and extent of the services proposed to be provided by IICO are reasonable, considering the quality of the services currently provided by IICO for other funds of the Ivy Funds. The Board also discussed whether IICO would derive any other direct or indirect benefits from serving as investment adviser to the Fund. The Board considered the benefits that would accrue to IICO from its relationship with the Fund, including the fact that a variety of services are provided by affiliates of IICO, including distribution, shareholder servicing and transfer agency services. After consideration of these and other factors, the Board concluded that neither IICO nor its affiliates would receive any additional direct benefits that would preclude the Board from approving the Agreement for the Fund. The Board did not discuss possible economies of scale because the Fund had not commenced operations, but took note of the Fund's proposed advisory fee schedule.

PROXY VOTING INFORMATION
Ivy Funds

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.800.777.6472 and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Trust voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Funds' website at www.ivyfunds.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION
Ivy Funds

Portfolio holdings can be found on the Trust's website at www.ivyfunds.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

• On the SEC's website at www.sec.gov.

• For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

TO ALL TRADITIONAL IRA PLANHOLDERS:
Ivy Funds

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

This page intentionally left blank.

The Ivy Funds Family

Domestic Equity Funds

Ivy Core Equity Fund

Ivy Dividend Opportunities Fund

Ivy Large Cap Growth Fund

Ivy Micro Cap Growth Fund

Ivy Mid Cap Growth Fund

Ivy Small Cap Growth Fund

Ivy Small Cap Value Fund

Ivy Tax-Managed Equity Fund

Ivy Value Fund

Global/International Funds

Ivy Cundill Global Value Fund

Ivy European Opportunities Fund

Ivy Global Equity Income Fund

Ivy Global Income Allocation Fund

Ivy International Core Equity Fund

Ivy International Growth Fund

Ivy Managed European/Pacific Fund

Ivy Managed International Opportunities Fund

Ivy Pacific Opportunities Fund

Specialty Funds

Ivy Asset Strategy Fund

Ivy Asset Strategy New Opportunities Fund

Ivy Balanced Fund

Ivy Energy Fund

Ivy Global Natural Resources Fund

Ivy Global Real Estate Fund

Ivy Global Risk-Managed Real Estate Fund

Ivy Real Estate Securities Fund

Ivy Science and Technology Fund

Fixed Income Funds

Ivy Bond Fund

Ivy Global Bond Fund

Ivy High Income Fund

Ivy Limited-Term Bond Fund

Ivy Money Market Fund

Ivy Municipal Bond Fund

Ivy Municipal High Income Fund

1.800.777.6472
Visit us online at www.ivyfunds.com

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Funds Distributor, Inc.

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Ivy Funds, call your financial advisor or visit us online at www.ivyfunds.com. Please read the prospectus, or summary prospectus, carefully before investing.